SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX 19

Boa Vista Energia S.A. (Boa Vista)

a. Accounting Due Diligence Summary;
b. Valuation Report;
c. Technical Operational Report;
d. Environmental Assessment;
e. Human Resources Assessment;
f. Legal Auditing Executive Report;
g. Actuarial Valuation Report; e
h. Privatization Modeling Proposal.

Accounting Due Diligence Summary - Boa Vista Energia S/A

August 10, 2017

August 10, 2017

Banco Nacional de Desenvolvimento
Econômico e Social - BNDES (“BNDES”)
Av. República do Chile, 100
Rio de Janeiro - RJ

August 10, 2017

Dear Sirs:

As per BNDES’s request, and, in accordance with the provisions of Electronic Auction AARH N. 51/2016, Contract OCS no. 028/2017 (“Contract”), dated February 14, 2017, and with the provisions of Article 80 of

Law no. 13303/2016, we prepared this summary, in which we present the main findings identified during our accounting due diligence procedures on Boa Vista Energia S/A.

Our services were limited to the procedures described in item 4.2.3 of Exhibit I to the aforementioned Contract. Accordingly, this summary does not include all matters identified and presented in the due diligence report dated May 5, 2017, and must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Our works were performed according to the guidelines applicable to advisory services in transactions, as set forth in IBRACON Technical Announcement no. 08/2012. Considering that the scope of our works was not a limited analysis or review performed in accordance with the audit standards, an analysis of internal controls, or any other certification work or other previously agreed proceeding, we do not issue an opinion or any kind of assurance about the Company’s financial statements, about any other information, or about the design or the effectiveness of the Company’s operational and internal controls systems.

Our work was conducted based on information provided by the Company’s management and based on the assumption that the information is true and complete. The information was not subject to tests or verifications, except when expressly defined in the scope of our works.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino - Água Branca
São Paulo - SP – Brazil
Ph: +55 (11) 3674-2000

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Banco Nacional de Desenvolvimento
Econômico e Social - BNDES (“BNDES”)
Av. República do Chile, 100
Rio de Janeiro - RJ

We take no responsibility for the nature, extent, sufficiency, or fitness of the procedures followed by us, whether for the purposes for which this summary was requested or for any other purpose. The sufficiency of the procedures followed by us shall be BNDES’s sole responsibility, as well as any decision related to the proposed transaction. Had we been requested to conduct additional procedures, other issues could have been detected and reported to you.

Sincerely,

[signed]	[signed]
PricewaterhouseCoopers	Christian Silva Gambôa
Corporate Finance & Recovery Ltda.	Accountant CRC 1SP234223/O-4
CRC 2SP022749/O-7
This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino - Água Branca
São Paulo - SP – Brazil
Ph: +55 (11) 3674-2000

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Summary of the main points of attention (1/2)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

1 Financial position

The Company has been ascertaining recurring losses (R$ 269.9 million in 2016 and R$ 270.1 million in 2015), reaching an accumulated loss of R$ 1,290.5 million as of Dec-16 and a net shareholders' equity of R$ 609.3 million.

In addition, we identified an adjusted net indebtedness (after our adjustments and reclassifications) as of Dec-16 of R$ 888.8 million and negative adjusted EBITDA of R$ 220.5 million.

According to the management, the main reasons for the Company’s current financial situation are:

  Delay in the receipt of subsidies (CCC, CDE, CVA, among others);
  High level of client default and technical and operating losses;
  Late payment to suppliers and other liabilities (as a consequence of the items above), generating cash unbalance and increase in expenses with financial charges and arrears penalties.

We should stress that the Company’s current financial position, associated with the tariff gap (e.g., significant volume of assets in service not yet included in the “armored” basis), with the investment level during the period of provision of the services, among other factors, may result in additional risks for the Company, mainly in the last fiscal years. We understand that those factors may impair the obtainment of an EBITDA on a recurring and normalized basis, making it more difficult, therefore, to compare the historical periods.

2 Lawsuit against all distribution companies

A public civil action was filed by the National Consumers Association –ANDECO against all Electric Energy Concessionaires in the country with respect to prevention and remediation of collective damages against consumers, with a request for preliminary injunction in order for the companies to refrain from charging the claimed losses from the consumers in the electricity bills, including pro rata, as well as the losses sustained due to billing or measurement errors, theft, and fraud in the period from 2010 to 2014. ANDECO also pursues the annulment of all ANEEL Resolutions that allow the collection and inclusion in the bills of sums related to non-technical and technical losses. The value of the matter is R$ 27 billion, but the amount charged from Boa Vista is R$ 234.3 million.

The plaintiff maintains that, notwithstanding ANEEL’s authorization, the prorated billing of non-technical losses (fraud, theft, measurement and billing errors, and supply without measurement) is groundless and, therefore, the distribution companies must indemnify the regular consumers in twice as much (double indemnification provided for in the law) the amounts charged in the period from 2010 to 2014, according to their respective balance sheets. It also pursues the annulment of all ANEEL Resolutions that allow the collection and inclusion in the bills of sums related to non-technical and technical losses.

This lawsuit was classified by the Company’s lawyer as with risk of possible loss. Due to the relevance of the case, we recommend that you further develop the discussions with the legal area about the potential risks that this matter involves.

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Summary of the main points of attention (2/2)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

3 Temporary provision of electric power distribution services in the countryside of the State of Roraima

On August 5, 2016, Ordinance no. 425, of August 3, 2016, of the Ministry of Mines and Energy, was published, which determined that Boa Vista Energia S.A. is responsible for providing the public utility service of electric power distribution in the entire State of Roraima starting on December 1, 2017.

As a result, the financial information presented in this summary does not consider the power distribution operation in the countryside of the state of Roraima

In addition, we point out that the lack of historical data and financial information and the poor condition of the service provided in the countryside of the State of Roraima until December 31, 2016 prevented the management from preparing target benchmarks for indexes of electricity losses, operating costs, and quality of service. Such difficulties impaired the obtainment of the subvention required to continue with the provision of the public utility service of power distribution and generation in the 14 municipalities of the countryside of the State of Roraima.

4 Tax and labor exposures

It is important to stress that, during our works, we identified several procedures adopted by the Company that may result in questioning and assessments by the labor and social security and the federal, state, and municipal tax authorities. In what respects such procedures, the respective value of the contingencies that may potentially emerge if they are identified and questioned corresponds to R$ 91.1 million. Please note that there are other non-quantified adjustments.

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Exhibit I – Adjusted EBITDA (1/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

The table on the left displays the Company’s quality of earnings (EBITDA) analysis for the fiscal years ended on December 31, 2015 (FY15) and December 31, 2016 (FY16).

The adjustments suggested were calculated based on the information provided by the Company's management. Those adjustments were made as a result of our analysis, according to financial and management information prepared by the Company’s management.

The EBITDA corresponds to the net profit subtracted of certain reclassification items, such as net financial results, taxes and social contributions on the earned income (Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL)), depreciation and amortization.

We should stress that the Company’s current financial position, associated with the tariff gap (e.g., significant volume of assets in service not yet included in the “armored” basis), with the investment level during the period of provision of the services, among other factors, may result in additional risks for the Company, mainly in the last fiscal years. We understand that those factors may impair the obtainment of an EBITDA on a recurring and normalized basis, making it more difficult, therefore, to compare the historical periods.

Comments on the adjustments identified are detailed below and in the next pages of this summary.

Reclassification adjustments

1. Reclassification of impairment provisions: we suggest the reversion of the impacts from the recognition and/or reversion of the provision for recoverability of the intangible assets (impairment), considering that those values are purely accounting entries which do not directly impact the Company’s cash flow generation.

Quality of earnings
		FY15	FY16
In R$ thousand		(Audited)	(Audited)
Net revenue		258,373	304,665
Net profit (loss)		(270,116)	(269,988)
Add-backs (reversions)		77,689	97,280
Financial results		70,976	90,218
Depreciation / amortization		6,713	7,062
IR and CSLL		-	-
Reported EBITDA		(192,427)	(172,707)
% on net revenue		(74%)	(57%)

Reclassifications		77,400	(57,776)
1	Reclassification of impairment provisions	77,400	(57,776)
Normalization adjustments		NQ	9,944
2	Financial impacts due to write-off of CCC credits by ANEEL	NQ	9,944
Tax and labor adjustments		NQ	NQ
3	Tax, labor, and social security impacts	NQ	NQ
Adjusted EBITDA		(115,027)	(220,540)
% on net revenue		(45%)	(72%)
Non-quantified adjustments and other considerations		51,642	87,961
4	Potential cost increase for countryside areas - CERR	51,192	83,385
5	Potential normalization of provision for contingencies	450	4,576
6	Normalization of expenses with PCLD	NQ	NQ
7	Potential risk of change in the CVA values	NQ	NQ
8	Costs with new structure/Companies integration	NQ	NQ
9	Other potential adjustments	NQ	NQ
Source: Audited financial statements and Pw C analyses

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Exhibit I – Adjusted EBITDA (2/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

				Normalization adjustments
Quality of earnings
				2.	Financial impacts due to write-off of Fuel Consumption
		FY15	FY16		Account (CCC) credits by ANEEL: By means of ANEEL
In R$ thousand		(Audited)	(Audited)		Resolution no. 2202, the 2017 approved budget for the
Net revenue		258,373	304,665		CDE/CCC did not consider the renegotiated values for 2014 and
Net profit (loss)		(270,116)	(269,988)		2015 of the distribution companies Amazonas, CERON, Acre,
Add-backs (reversions)		77,689	97,280		and Boa Vista. The distribution companies filed a request for
Financial results		70,976	90,218		reconsideration of those amounts, and the expectation is that the
Depreciation / amortization		6,713	7,062
IR and CSLL		-	-		balance remains as a write-off until ANEEL reprocesses the CCC
Reported EBITDA		(192,427)	(172,707)		account in the period from July 2009 to June 2016. Considering
% on net revenue		(74%)	(57%)		that this is a non-recurring expense (prior periods provision), we
Reclassifications		77,400	(57,776)		are suggesting it be excluded for purposes of EBITDA analysis.
1	Reclassification of impairment provisions	77,400	(57,776)		Please note that a portion of the adjusted amount should impact
Normalization adjustments		NQ	9,944		the FY15 EBITDA. However, since there was not enough
2	Financial impacts due to write-off of CCC credits by ANEEL	NQ	9,944		information, it was not possible to quantify that impact.
Tax and labor adjustments		NQ	NQ
3	Tax, labor, and social security impacts	NQ	NQ	Tax and labor adjustments

Adjusted EBITDA		(115,027)	(220,540)	3.	Tax, labor, and social security impacts: refer to potential
% on net revenue		(45%)	(72%)		additional impacts resulting from the issues described in this
Non-quantified adjustments and other considerations		51,642	87,961		summary, both quantified and non-quantified, classified as
4	Potential cost increase for countryside areas - CERR	51,192	83,385		probable loss by the Company’s legal advisors. We understand
5	Potential normalization of provision for contingencies	450	4,576
6	Normalization of expenses with PCLD	NQ	NQ		that your legal advisors are still conducting the risk assessment
7	Potential risk of change in the CVA values	NQ	NQ		of some of the matters.
8	Costs with new structure/Companies integration	NQ	NQ
9	Other potential adjustments	NQ	NQ
Source: Audited financial statements and Pw C analyses

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Exhibit I – Adjusted EBITDA (3/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

				Non-quantified adjustments and other considerations
Quality of earnings
				4.	Potential cost increase for countryside areas: Following a
		FY15	FY16		court ruling, beginning on FY17 the Company will start to supply
In R$ thousand		(Audited)	(Audited)		power in the countryside of the State, and its relationship with
Net revenue		258,373	304,665		CERR will end. According to the management, the cost necessary
Net profit (loss)		(270,116)	(269,988)		to supply power in the countryside of the State is higher than the
Add-backs (reversions)		77,689	97,280		estimated future revenues, which will cause a margin reduction
Financial results		70,976	90,218		in the fiscal years to come. In addition, we were informed that
Depreciation / amortization		6,713	7,062
IR and CSLL		-	-		the costs incurred to meet CERR’s demand in FY15 and FY16 was
Reported EBITDA		(192,427)	(172,707)		R$51.2 million and R$ 83.3 million, respectively. Since the
% on net revenue		(74%)	(57%)		Company’s studies with respect to the impacts of that change are
Reclassifications		77,400	(57,776)		not yet concluded, it was not possible to estimate the impacts for
1	Reclassification of impairment provisions	77,400	(57,776)		purposes of EBITDA normalization of the potential financial
Normalization adjustments		NQ	9,944		impacts after migration of that transaction.
2	Financial impacts due to write-off of CCC credits by ANEEL	NQ	9,944
Tax and labor adjustments		NQ	NQ	5.	Potential normalization of provision for contingencies:
3	Tax, labor, and social security impacts	NQ	NQ		We noticed that the Company’s EBITDA is being impacted by
Adjusted EBITDA		(115,027)	(220,540)		provisions for contingencies that are not characterized as
% on net revenue		(45%)	(72%)		financial and/or operating for the business. We understand that,
Non-quantified adjustments and other considerations		51,642	87,961		for purposes of analysis of recurring and operational EBITDA, it
4	Potential cost increase for countryside areas - CERR	51,192	83,385		must be considered only the sums duly paid between the periods,
5	Potential normalization of provision for contingencies	450	4,576		to which we did not have access, since the Company did not
6	Normalization of expenses with PCLD	NQ	NQ		supply its controls.
7	Potential risk of change in the CVA values	NQ	NQ
8	Costs with new structure/Companies integration	NQ	NQ
9	Other potential adjustments	NQ	NQ
Source: Audited financial statements and Pw C analyses

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Exhibit I – Adjusted EBITDA (4/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

				6.	Normalization of expenses with Provisions for Doubtful
Quality of earnings					Accounts (PCLD): We note that the PCLD is automatically and
					systemically calculated, following the criteria established by
		FY15	FY16		Eletrobras, and that such criteria tends to be more conservative than
In R$ thousand		(Audited)	(Audited)		those established by ANEEL. In our view, for purposes of recurring
Net revenue		258,373	304,665		and operational EBITDA analysis, only the amounts related to
Net profit (loss)		(270,116)	(269,988)		historical client losses must be considered; however, we did not have
Add-backs (reversions)		77,689	97,280		access to the respective management controls.
Financial results		70,976	90,218
Depreciation / amortization		6,713	7,062	7.	Potential risk of change in the CVA values: The Account for
IR and CSLL		-	-		Compensation of “Portion A” Variations (CVA) records the difference
Reported EBITDA		(192,427)	(172,707)		between the costs estimated in the tariff (Portion A) and the costs
% on net revenue		(74%)	(57%)		effectively incurred in the period. We note that the costs incurred by
Reclassifications		77,400	(57,776)		the Company happen before ANEEL’s ratification and that,
1	Reclassification of impairment provisions	77,400	(57,776)
					historically, there are discrepancies between the sums ascertained by
Normalization adjustments		NQ	9,944		the Company and the “armored” basis in the period (ratified by
2	Financial impacts due to write-off of CCC credits by ANEEL	NQ	9,944
Tax and labor adjustments		NQ	NQ		ANEEL). Considering that the tariffs ratification usually happens in
3	Tax, labor, and social security impacts	NQ	NQ		October of each year for the following months, we understand that the
Adjusted EBITDA		(115,027)	(220,540)		cost incurred (and not ratified) related to November and December
% on net revenue		(45%)	(72%)		2016 may suffer changes over the next fiscal year.
Non-quantified adjustments and other considerations		51,642	87,961	8.	Costs with new structure/Companies integration: We note
4	Potential cost increase for countryside areas - CERR	51,192	83,385		that, depending on the changes in the Company’s current structure
5	Potential normalization of provision for contingencies	450	4,576
6	Normalization of expenses with PCLD	NQ	NQ		that are made after the conclusion of the privatization process, as well
7	Potential risk of change in the CVA values	NQ	NQ		as on the measures required for the potential integration with an
8	Costs with new structure/Companies integration	NQ	NQ		investor, the Company’s EBITDA may change significantly. In
9	Other potential adjustments	NQ	NQ		addition, possible changes in the compensation of the new
Source: Audited financial statements and Pw C analyses					management must be considered in the Company’s result. We
					recommend that this issue be discussed with the “Economic and Legal
					Assessment” area.

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Exhibit I – Adjusted EBITDA (5/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

9.	Other potential adjustments: Considering the defined scope of our works; the limitations In the information provided; the tax, labor, and social security exposures that could not be quantified;
and possible non-recoverable assets adjustments (e.g., inventory with low recoverability expectation); other potential adjustments may be necessary, in order to better reflect the Company’s
normalized and recurring EBITDA. In addition, we recommend
that this summary be read jointly with the reports of the other due diligence areas (operational, legal, HR, insurance, and
				environmental).
Quality of earnings
		FY15	FY16
In R$ thousand		(Audited)	(Audited)
Net revenue		258,373	304,665
Net profit (loss)		(270,116)	(269,988)
Add-backs (reversions)		77,689	97,280
Financial results		70,976	90,218
Depreciation / amortization		6,713	7,062
IR and CSLL		-	-
Reported EBITDA		(192,427)	(172,707)
% on net revenue		(74%)	(57%)
Reclassifications		77,400	(57,776)
1	Reclassification of impairment provisions	77,400	(57,776)
Normalization adjustments		NQ	9,944
2	Financial impacts due to write-off of CCC credits by ANEEL	NQ	9,944
Tax and labor adjustments		NQ	NQ
3	Tax, labor, and social security impacts	NQ	NQ
Adjusted EBITDA		(115,027)	(220,540)
% on net revenue		(45%)	(72%)
Non-quantified adjustments and other considerations		51,642	87,961
4	Potential cost increase for countryside areas - CERR	51,192	83,385
5	Potential normalization of provision for contingencies	450	4,576
6	Normalization of expenses with PCLD	NQ	NQ
7	Potential risk of change in the CVA values	NQ	NQ
8	Costs with new structure/Companies integration	NQ	NQ
9	Other potential adjustments	NQ	NQ
Source: Audited financial statements and Pw C analyses

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Exhibit II – Net indebtedness (1/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				The table on the left displays the Company’s net indebtedness, based
				on the audited financial statements for the years ended on December
In R$ thousand		Dec-15	Dec-16	31, 2015 (Dec-16) and December 31, 2016 (Dec-16).
Cash and cash equivalents		3,685	35,598
Loans – short term		(16,654)	(6,556)	We note that the concept of Net Indebtedness is not contemplated in
Loans – long term		(37,048)	(108,687)	the accounting practices adopted in Brazil, being it rather a
Net financial indebtedness		(50,017)	(79,645)	contractual definition. For the purpose of our analysis, we
Collaterals and deposits in court - long term		19,731	20,360	considered, in addition to the net financial indebtedness, other items
Indemnification right – long term		206,904	202,115	and transactions with financing features, such as:
Research and development – short term		(4,304)	(4,127)
Accounts payable to related parties		(2,406)	(21,294)	-Indemnification right – long term: CCC receivables, which will be
Suppliers - long term		(362,123)	(322,922)	used to pay off the debt with suppliers with past due and coming due
Accounts payable to related parties – long term		(57,779)	(50,764)	credits.
Research and development – long term		(3,183)	(6,231)
Post-employment benefit – long term		(643)	(1,816)	- Suppliers - long term: Balance of suppliers with past due and
Provisions for lawsuits		(50,696)	(48,252)	renegotiated credits, maturing (after the renegotiation) beyond 12
Indemnification obligations - long term		(49,900)	(60,030)	months.
Other debt items		(304,399)	(292,961)
Reported net indebtedness		(354,416)	(372,606)	The adjustments suggested and reported were prepared based on
Reclassification between working capital and net indebtedness		(282,552)	(516,241)	management information and reports, audited accounting trial
1	CCC amounts to be returned due to overpayment	-	(4,320)	balances, and enquiries made to the Company’s management. We
2	CCC past due and installment payment amounts to be received	NQ	NQ	note that, due to limited information and scope, there may be
3	Suppliers with past due credits	(283,610)	(512,417)	adjustments that could not be quantified/identified during our
4	Contractual retentions – Suppliers	(78)	(85)
5	Reclassification of related parties	1,330	865	analysis.
6	Other liabilities – short term	(193)	(284)	Reclassifications between working capital and net
Subtotal		(282,552)	(516,241)	indebtedness
Adjustments proposed by the due diligence		NQ	(1)
7	Restricted cash balance	NQ	(1)	1. CCC amounts to be returned due to overpayment: The
Subtotal		NQ	(1)	Company recorded, as per ANEEL’s determination in Decision
Adjusted net indebtedness		(636,968)	(888,848)	no. 758/2015, a liability related to CCC amounts received above
Other considerations		198,714	214,085	the limit from 1999 to 2011.
Source: Audited trial balances and Pw C analyses

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Exhibit II – Net indebtedness (2/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				2.	CCC past due and installment payment amounts to be
					received: The Company has CCC receivables that are past due
In R$ thousand		Dec-15	Dec-16
					and, in some cases, subject to installment payments. Considering
Cash and cash equivalents		3,685	35,598
Loans – short term		(16,654)	(6,556)		that they are receivables related to prior fiscal years, we are
Loans – long term		(37,048)	(108,687)		reclassifying them from working capital to Company net
Net financial indebtedness		(50,017)	(79,645)		indebtedness (which reduces the debt), as these are funds that
Collaterals and deposits in court - long term		19,731	20,360		must be destined to pay off past due liabilities related to fuel
Indemnification right – long term		206,904	202,115		acquisition.
Research and development – short term		(4,304)	(4,127)
Accounts payable to related parties		(2,406)	(21,294)	3.	Suppliers with past due credits: We suggest the
Suppliers - long term		(362,123)	(322,922)		reclassification as net indebtedness of 100% of the suppliers’
Accounts payable to related parties – long term		(57,779)	(50,764)		past due payable balances, due to their nature of financing.
Research and development – long term		(3,183)	(6,231)
Post-employment benefit – long term		(643)	(1,816)	4.	Contractual retentions – Suppliers: We identified a
Provisions for lawsuits		(50,696)	(48,252)		provision for amounts retained under contracts with suppliers,
Indemnification obligations - long term		(49,900)	(60,030)
Other debt items		(304,399)	(292,961)		which are not characterized as working capital.
Reported net indebtedness		(354,416)	(372,606)	5.	Reclassification of related parties: It refers to balances
Reclassification between working capital and net indebtedness		(282,552)	(516,241)		receivable from related parties for employee loans (assigned)
1	CCC amounts to be returned due to overpayment	-	(4,320)		paid by the Company. In view of their nature, we suggest their
2	CCC past due and installment payment amounts to be received	NQ	NQ
3	Suppliers with past due credits	(283,610)	(512,417)		reclassification as Company indebtedness.

4	Contractual retentions – Suppliers	(78)	(85)	6.	Other liabilities – short term: We identified certain
5	Reclassification of related parties	1,330	865
6	Other liabilities – short term	(193)	(284)		liabilities classified in the Company’s current liabilities which, in
Subtotal		(282,552)	(516,241)		our view, are not characterized as operating working capital, as
Adjustments proposed by the due diligence		NQ	(1)		detailed in the next slide:
7	Restricted cash balance	NQ	(1)
Subtotal		NQ	(1)		In R$ thousand	Dec-15	Dec-16
Adjusted net indebtedness		(636,968)	(888,848)		Interest payable to Eletrobras	-	57
					Sums to be returned to clients due to double billing	193	227
Other considerations		198,714	214,085		Adjustment for reclassification as debt	193	284
Source: Audited trial balances and Pw C analyses					Source: Pw C analyses and discussions w ith management

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	11

Exhibit II – Net indebtedness (3/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				Adjustments proposed by the due diligence
				7. Restricted cash balance: We were informed that certain sums
In R$ thousand		Dec-15	Dec-16	maintained in the cash and cash equivalents account (cash
Cash and cash equivalents		3,685	35,598	deposits, financial investments, etc.) are not immediately
Loans – short term		(16,654)	(6,556)	available. Accordingly, we are excluding those sums from the
Loans – long term		(37,048)	(108,687)	position as Company net indebtedness.
Net financial indebtedness		(50,017)	(79,645)
Collaterals and deposits in court - long term		19,731	20,360	Other considerations
Indemnification right – long term		206,904	202,115
Research and development – short term		(4,304)	(4,127)	i. Tax, labor, and social security impacts: We are
Accounts payable to related parties		(2,406)	(21,294)	considering, for purposes of analysis of the Company’s net
Suppliers - long term		(362,123)	(322,922)	indebtedness, the tax, labor, and social security exposures
Accounts payable to related parties – long term		(57,779)	(50,764)	classified as with risk of probable loss (see specific exhibit in this
Research and development – long term		(3,183)	(6,231)	summary). Please note that the exposures classified as risk of
Post-employment benefit – long term		(643)	(1,816)	probable loss were not quantified, due to the limitations
Provisions for lawsuits		(50,696)	(48,252)	highlighted throughout this summary.
Indemnification obligations - long term		(49,900)	(60,030)

Other debt items		(304,399)	(292,961)	ii. Financial asset – public utility concessions: It refers to the
Reported net indebtedness		(354,416)	(372,606)	financial asset indemnifiable in the end of the concession/service
				period. Depending on how the Company’s sale is structured, the
Reclassification between working capital and net indebtedness		(282,552)	(516,241)	indemnifiable balance may be converted into cash, thus reducing
				the level of net indebtedness.
Adjustments proposed by the due diligence		NQ	(1)
7	Restricted cash balance	NQ	(1)
Subtotal		NQ	(1)
Adjusted net indebtedness		(636,968)	(888,848)
Other considerations		198,714	214,085
i	Tax, labor, and social security impacts	NQ	NQ
ii	Financial asset – public utility concessions	183,484	194,720
iii	Clients with past due and installment payments	15,230	19,365
iv	Collaterals and deposits in court - long term	NQ	NQ
v	Provision for contingencies	NQ	NQ
vi	CAPEX investments	NQ	NQ
vii	Other potential adjustments	NQ	NQ
Source: Audited trial balances and Pw C analyses

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	12

Exhibit II – Net indebtedness (4/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				iii.	Clients with past due and installment payments: We
					identified outstanding balances of clients’ past due and
In R$ thousand		Dec-15	Dec-16		installment payments, classified in the current and non-current
Cash and cash equivalents		3,685	35,598		assets. Although they do not represent a cash item with
Loans – short term		(16,654)	(6,556)		immediate liquidity, we understand that they are a receivable of
Loans – long term		(37,048)	(108,687)		the Company, which, therefore, must be included in possible cash
Net financial indebtedness		(50,017)	(79,645)		flow projections.
Collaterals and deposits in court - long term		19,731	20,360
Indemnification right – long term		206,904	202,115
Research and development – short term		(4,304)	(4,127)		In R$ thousand	Dec-15	Dec-16
Accounts payable to related parties		(2,406)	(21,294)		Clients – current assets	5,079	10,136
Suppliers - long term		(362,123)	(322,922)		Clients – non-current assets	10,151	9,229
Accounts payable to related parties – long term		(57,779)	(50,764)		Total	15,230	19,365
Research and development – long term		(3,183)	(6,231)
Post-employment benefit – long term		(643)	(1,816)
Provisions for lawsuits		(50,696)	(48,252)
Indemnification obligations - long term		(49,900)	(60,030)	iv.	Collaterals and deposits in court – long term: We note
Other debt items		(304,399)	(292,961)		that the deposits in court directly related to a provision for
Reported net indebtedness		(354,416)	(372,606)		contingency must impact the indebtedness balances in the period.
Reclassification between working capital and net indebtedness		(282,552)	(516,241)		However, since the Company did not provide the ancillary
Adjustments proposed by the due diligence		NQ	(1)		controls, it was not possible to determine if the full amount of the
7	Restricted cash balance	NQ	(1)		reported balances must be included in the analysis of the
Subtotal		NQ	(1)		Company’s net indebtedness.

Adjusted net indebtedness		(636,968)	(888,848)
Other considerations		198,714	214,085	v.	Provision for contingencies: We note that this summary does
i	Tax, labor, and social security impacts	NQ	NQ		not consider possible changes in the projection of loss of the
ii	Financial asset – public utility concessions	183,484	194,720		Company’s lawsuits, resulting from the legal due diligence works.
iii	Clients with past due and installment payments	15,230	19,365		For further details, please refer to the specific report.
iv	Collaterals and deposits in court - long term	NQ	NQ
v	Provision for contingencies	NQ	NQ
vi	CAPEX investments	NQ	NQ
vii	Other potential adjustments	NQ	NQ
Source: Audited trial balances and Pw C analyses

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
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Exhibit II – Net indebtedness (5/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				vi. CAPEX investments: As mentioned before, the Company has
				been operating as a public utility Company, which has resulted in
In R$ thousand		Dec-15	Dec-16	a reduction in CAPEX investments, maintaining only those that
Cash and cash equivalents		3,685	35,598	are essentially necessary to continue with the operational
Loans – short term		(16,654)	(6,556)	activities and the levels of quality required by the regulatory
Loans – long term		(37,048)	(108,687)	agencies. We recommend that the you consider the impacts
Net financial indebtedness		(50,017)	(79,645)	estimated by the result of the technical and operational due
Collaterals and deposits in court - long term		19,731	20,360	diligence.
Indemnification right – long term		206,904	202,115
Research and development – short term		(4,304)	(4,127)
Accounts payable to related parties		(2,406)	(21,294)	vii.Other potential adjustments: Considering the defined scope of
Suppliers - long term		(362,123)	(322,922)	our works; the limitations in the information provided; the tax,
Accounts payable to related parties – long term		(57,779)	(50,764)	labor, and social security exposures that could not be quantified;
Research and development – long term		(3,183)	(6,231)	and possible non-recoverable assets adjustments (e.g., inventory
Post-employment benefit – long term		(643)	(1,816)	with low recoverability expectation); other potential adjustments
Provisions for lawsuits		(50,696)	(48,252)	may be necessary, in order to better reflect the Company’s net and
Indemnification obligations - long term		(49,900)	(60,030)	recurring indebtedness. In addition, we recommend that this
Other debt items		(304,399)	(292,961)	summary be read jointly with the reports of the other due diligence
Reported net indebtedness		(354,416)	(372,606)	areas (operational, legal, HR, insurance, and environmental).
Reclassification between working capital and net indebtedness		(282,552)	(516,241)
Adjustments proposed by the due diligence		NQ	(1)
7	Restricted cash balance	NQ	(1)
Subtotal		NQ	(1)
Adjusted net indebtedness		(636,968)	(888,848)
Other considerations		198,714	214,085
i	Tax, labor, and social security impacts	NQ	NQ
ii	Financial asset – public utility concessions	183,484	194,720
iii	Clients with past due and installment payments	15,230	19,365
iv	Collaterals and deposits in court - long term	NQ	NQ
v	Provision for contingencies	NQ	NQ
vi	CAPEX investments	NQ	NQ
vii	Other potential adjustments	NQ	NQ
Source: Audited trial balances and Pw C analyses

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
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Exhibit III – Net working capital (1/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net working capital				We present in the table on the left the Company’s net working capital
				as of December 31, 2015 (Dec-15) and 2016 (Dec-16), prepared based
In R$ thousand	Dec-15	Dec-16		on the audited financial statements.
Clients – short term	43,820	62,011		The adjustments suggested and reported were prepared based on
Taxes and social contributions – short term	8,989	5,093		management information and reports, audited accounting trial
Indemnification right – short term	101,919	92,301		balances, and enquiries made to the Company’s management. We
Inventory	3,020	1,348		note that, due to limited information and scope, there may be
Other assets – short term	14,007	23,222		adjustments that could not be quantified/identified during our
Suppliers - short term	(283,688)	(530,586)		analysis.
Taxes and contributions	(11,974)	(19,832)
Indemnification obligations - short term	-	(4,320)
Labor obligations	(17,509)	(13,741)		Reclassifications between working capital and net
Other liabilities – short term	(2,974)	(12,743)		indebtedness
Reported net working capital	(144,390)	(397,247)
			•	For further details, see the preceding exhibit of this summary,
Reclassification between working capital and net indebtednes	282,552	516,241		“net indebtedness.”
CCC amounts to be returned due to overpayment	-	4,320
CCC past due and installment payment amounts to be receiv	NQ	NQ		Adjustments proposed by the due diligence
Suppliers with past due credits	283,610	512,417
Contractual retentions – Suppliers	78	85	1.	Inventory with low recoverability expectation: Items
Reclassification of related parties	(1,330)	(865)		destined to sale (scraps) and lent materials, which are not
Other liabilities – short term	193	284		classified as operating working capital.
Subtotal	282,552	516,241
			2.	Clients with past due and installment payments: We
Adjustments proposed by the due diligence				identified outstanding balances of clients’ past due and
1 Inventory with low recoverability expectation	(312)	(132)		installment payments, classified in the current assets, which we
2 Clients with past due and installment payments	(5,079)	(10,136)		suggest be excluded for purposes of analysis of the Company’s
3 Other assets – short term	(2,525)	(2,635)		working capital. As mentioned before, although they do not
Subtotal	(7,916)	(12,902)		represent a cash item with immediate liquidity, we understand
Adjusted net working capital	130,246	106,092		that they are a receivable of the Company, which, therefore, must
Other considerations				be included in possible cash flow projections.
i Risk of writing-off of CCC indemnification right	NQ	NQ
ii Potential risk of change in the CVA values	NQ	NQ
iii Tax, labor, and social security exposures	NQ	NQ
iv Other potential adjustments	NQ	NQ
Source: Audited trial balances and Pw C analyses

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Exhibit III – Net working capital (2/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net working capital			3. Other assets – short term: We identified certain assets
			classified in the Company’s current assets which, in our view, are
In R$ thousand	Dec-15	Dec-16	not characterized as operating working capital, as detailed
Clients – short term	43,820	62,011	below:
Taxes and social contributions – short term	8,989	5,093
Indemnification right – short term	101,919	92,301
Inventory	3,020	1,348	In R$ thousand	Dec-15	Dec-16
Other assets – short term	14,007	23,222	Judicial collection balance before collection agents	(1,146)	(1,146)
Suppliers - short term	(283,688)	(530,586)	Refer to loan of structure by the Company Oi. In view of the
Taxes and contributions	(11,974)	(19,832)	financial difficulty faced by the client, we suggest to write off	(864)	(1,336)
Indemnification obligations - short term	-	(4,320)	this balance from the WC.
Labor obligations	(17,509)	(13,741)	Longstanding outstanding receivables that the company
Other liabilities – short term	(2,974)	(12,743)	has no expectation to receive.	(129)	(129)
Reported net working capital	(144,390)	(397,247)	Refer to R&D and PEE balances that must be reclassified in
Reclassification between working capital and net indebtednes	282,552	516,241	the future as fixed assets or expenses .	(362)	-
CCC amounts to be returned due to overpayment	-	4,320	Refer to receivables from former employees with low	(24)	(23)
CCC past due and installment payment amounts to be receiv	NQ	NQ	expectation to be received
Suppliers with past due credits	283,610	512,417	Adjustment for WC write-off	(2,525)	(2,635)
Contractual retentions – Suppliers	78	85	Source: Pw C analyses and discussions w ith management
Reclassification of related parties	(1,330)	(865)
Other liabilities – short term	193	284
Subtotal	282,552	516,241	Other considerations
Adjustments proposed by the due diligence			i. Risk of writing-off of CCC indemnification right: We
1 Inventory with low recoverability expectation	(312)	(132)	were informed that ANEEL is in the process of inspecting the
2 Clients with past due and installment payments	(5,079)	(10,136)	CCC account reprocessing. As a result, we understand that there
3 Other assets – short term	(2,525)	(2,635)	may be variations in the CCC receivables account (positive or
Subtotal	(7,916)	(12,902)	negative) when that process is concluded.
Adjusted net working capital	130,246	106,092
Other considerations
i Risk of writing-off of CCC indemnification right	NQ	NQ
ii Potential risk of change in the CVA values	NQ	NQ
iii Tax, labor, and social security exposures	NQ	NQ
iv Other potential adjustments	NQ	NQ
Source: Audited trial balances and Pw C analyses

Privatization of the Eletrobras System Distribution Companies	10 agosto 2017
PwC	16

Exhibit III – Net working capital (3/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net working capital			Other considerations
			ii.	Potential risk of change in the CVA values: The Account
In R$ thousand	Dec-15	Dec-16		for Compensation of “Portion A” Variations (CVA) records the
Clients – short term	43,820	62,011		difference between the costs estimated in the tariff (Portion A)
Taxes and social contributions – short term	8,989	5,093		and the costs effectively incurred, creating a payable or
Indemnification right – short term	101,919	92,301		receivable balance (and, consequently, an expense or a revenue)
Inventory	3,020	1,348		for the Company. Such amounts to be paid/received are ratified
Other assets – short term	14,007	23,222		each year by ANEEL. We found that, historically, the amounts
Suppliers - short term	(283,688)	(530,586)		ascertained by the Company may significantly differ from those
Taxes and contributions	(11,974)	(19,832)		ratified by ANEEL, mainly with respect to the financial items,
Indemnification obligations - short term	-	(4,320)		which are not controlled by the Company. Considering that the
Labor obligations	(17,509)	(13,741)		ratification process happens close to the end of the fiscal year
Other liabilities – short term	(2,974)	(12,743)		(between September and October), we understand that there
Reported net working capital	(144,390)	(397,247)		are no material discrepancies for the balances accounted for in
Reclassification between working capital and net indebtednes	282,552	516,241		Dec-15 and Dec-16. On the other hand, those differences may
CCC amounts to be returned due to overpayment	-	4,320		become significant over the months.
CCC past due and installment payment amounts to be receiv	NQ	NQ
Suppliers with past due credits	283,610	512,417
Contractual retentions – Suppliers	78	85
Reclassification of related parties	(1,330)	(865)
Other liabilities – short term	193	284	iii.	Tax, labor, and social security exposures: It refers to the
Subtotal	282,552	516,241		impact on the net working capital of adjustment #3 presented in
Adjustments proposed by the due diligence				the quality of the results. We understand that any changes in
1 Inventory with low recoverability expectation	(312)	(132)		the tax, labor, and social security procedures may also impact
2 Clients with past due and installment payments	(5,079)	(10,136)		the Companies’ net working capital.
3 Other assets – short term	(2,525)	(2,635)
Subtotal	(7,916)	(12,902)	iv.	Other potential adjustments: See adjustment vii of the
Adjusted net working capital	130,246	106,092		preceding exhibit.
Other considerations
i Risk of writing-off of CCC indemnification right	NQ	NQ
ii Potential risk of change in the CVA values	NQ	NQ
iii Tax, labor, and social security exposures	NQ	NQ
iv Other potential adjustments	NQ	NQ
Source: Audited trial balances and Pw C analyses

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Exhibit V – Balance Sheet

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Assets			Liabilities

	Dec-15	Dec-16		Dec-15	Dec-16
In R$ thousand	(Audited)	(Audited)	In R$ thousand	(Audited)	(Audited)
Cash and cash equivalents	3,685	35,598	Suppliers - short term	283,688	530,586
Clients – short term	43,820	62,011	Loans – short term	16,654	6,556
Taxes and social contributions – short term	8,989	5,093	Taxes and contributions	11,974	19,832
Indemnification right – short term	101,919	92,301	Indemnification obligations - short term	-	4,320
Inventory	3,020	1,348	Research and development – short term	4,304	4,127
Other assets – short term	14,007	23,222	Labor obligations	17,509	13,741
Current assets	175,440	219,573	Accounts payable to related parties	2,406	21,294
Clients – long term	10,151	9,228	Other liabilities – short term	2,974	12,743
Taxes and social contributions – long term	2,974	10,100	Current liabilities	339,509	613,199
Collaterals and deposits in court - long term	19,731	20,360	Suppliers - long term	362,123	322,922
Indemnification right – long term	206,904	202,115	Loans – long term	37,048	108,687
Financial asset – public utility concessions	183,484	194,720	Accounts payable to related parties – long term	57,779	50,764
Other assets – long term	1,948	3,356	Research and development – long term	3,183	6,231
Intangible assets	6,733	5,344	Advance for future capital increase (AFAC)	-	80,089
Fixed assets	15,993	20,104	Onerous concession	60,120	2,223
Non-current assets	447,918	465,327	Post-employment benefit – long term	643	1,816
Total assets	623,358	684,900	Provisions for lawsuits	50,696	48,252
			Indemnification obligations - long term	49,900	60,030
			Non-current liabilities	621,492	681,014
			Capital stock	684,204	684,204
			Other comprehensive results	(1,306)	(2,988)
			Accumulated losses	(1,020,541)	(1,290,529)
			Net equity	(337,643)	(609,313)
			Total liabilities	623,358	684,900
			Source: Audited trial balances

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Exhibit V – Income Statement

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Income statement

In R$ thousand	FY15	FY16
Net revenue	258,373	304,665
Operating Cost	(244,489)	(377,765)
Cost of Electricity	(150,213)	(190,305)
Electricity bought for resale	(150,213)	(190,305)
Operations Cost	(79,055)	(170,633)
Labor, materials, and third parties services	(71,001)	(163,281)
Depreciation and amortization	(6,713)	(7,062)
Other	(1,341)	(290)
Construction Cost	(15,221)	(16,827)
Gross Profit	13,884	(73,100)
Operating Expenses/Revenues	(213,024)	(106,670)
Income from Electricity Service	(199,140)	(179,770)
Financial result	(70,976)	(90,218)
Income before equity stakes	(270,116)	(269,988)
Net profit (loss)	(270,116)	(269,988)
Source: Audited trial balances and audited financial statements

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Exhibit VI – Quantified tax, labor, and social security exposures

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Tax exposure

Item	Description	Exposure	Risk assessment *
1	ICMS, PIS, and COFINS on CCC reimbursement	53,271	Possible
2	Non-technical PIS and COFINS losses	23,848	Possible
3	ICMS on CDE and Low Income subsidies	6,047	Possible
Total of quantified tax exposure		83,166
Source: Pw C analyses

(*) Risk assessment for exposures reported in accordance w ith Loeser e Portela Advogados

Labor and social security exposure

Item	Description	Exposure	Risk assessment *
1	Medical and dental care	4,814	Possible
2	PLR disqualification	3,114	Possible
Total quantified labor and social security exposure		7,928
Source: Pw C analyses

(*) Risk assessment for exposures reported in accordance w ith Loeser e Portela Advogados

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Exhibit VII – Tax credit on tax loss, CSL negative basis, and temporary adjustments

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

  The Company has not recognized in its accounting records the IRPJ and CSL deferred credit on the tax losses and on the social contribution negative basis, or on the temporary adjustments.
  It is important to note that the balances of tax losses and CSL negative basis may be offset with future profits up to the limit of 30% of the taxable profit of each year (without a limit in time).
  We should stress that the Company cannot use the balances of tax losses and CSL negative basis if (i) between the date of determination and offsetting there has been both a change in its corporate control and (ii) of its field of activity.
  It is important to note that the tax losses and CSL negative basis balances are not reduced by the contingencies presented in this summary.

In R$ thousand	IRPJ	CSL
Tax Loss/CSL Negative Basis	1,146,160	1,139,936
Total	1,146,160	1,139,936
IRPJ 25%	286,540	-
CSL 9%	-	102,594
Total	286,540	102,594
Source: ECF and Calculation Records

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Each member of the PwC network is a separate and independent entity. For further information on the PwC network, please access:

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Distribuição Roraima Evaluation Report on Eletrobras

[Brazilian Development Bank]

November 2017

Belo Horizonte, November 1, 2017.

Gentlemen,

In furtherance of the service provision agreement, this paper is part of the services retained for Eletrobras Distribuição Roraima privatization, ITEM 3 – “SERVICE A” (Financial & Economic Evaluation), under the BNDES Agreement.

This Report encompasses the purpose, scope, procedures and methodology used, as well as the market and operating assumptions for Valuation of Distributor and the execution of the new Concession Contract1.

Discounted Cash Flow was the methodology used. Assumptions were adhered to, based on information delivered by the Distributors and BNDES, and on general market conditions.

The signed copies of this agreement are kept by the Contracting party.

Best regards,

Alexandre Moreira Galvão

Legal Representative & Stockholding Director

[1]Statutory Law 12.783 dated January 11, 2013, Article 8, Paragraph 1 A: "When the servicee provider is a legal entity directly or indirectly controlled by the government, the Union will be entitled to hold such bidding procedure as de-
scribed in the head section of this article, combined with the service-providing legal entity control transfer, avd grant -
ing the concession contract to the new controlling shareholder for a 30-year period."

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TABLE LIST

Table 1 – Other Revenue Sharing (%)	29
Table 2 – Unrecoverable Revenue per Consumption Class	31
Table 3 – Unrecoverable Revenue Limits – Neutrality of Charges	32
Table 4 - Summary of Applicable Methodologies	41
Table 5 - End 2017 Threshold for Operating Management	47
Table 6 – Comparison between Installment B in NT 293/2017 (R$ - Nov/2016)	50
Table 7 – Assets History – Eletrobras Distribuição Alagoas 2012 to 2016	53
Table 8 - Liabilities History - Eletrobras Distribuição Roraima 2012 to 2016	53
Table 9 - Income Statement History Roraima 2012 to 2016	55
Table 10 - Financial Indicators 2012 to 2016	55
Table 11 – Summary of Macroeconomic Indexes	58
Table 12 – Geometric Mean of 2007-2016 Consumptions	61
Table 13 – Geometric Mean of Consumptions 2017-2047	65
Table 14 – Network Forecasting per Voltage Level 1 of 3	69
Table 15 - Network Forecasting per Voltage Level 2 of 3	69
Table 16 - Network Forecasting per Voltage Level 3 of 3	69
Table 17 – Deployment and Renewal	70
Table 18 - Reference VMU/VNR CERR	71
Table 19 – Private References	72
Table 20 – VMU/VNR Ratio in 2022	72
Table 21 - Investment in Replacement	73
Table 22 - Proportion of Investment Reference Companies	73
Table 23 – Distribution of Investment with Maintenance prior to Rate Review	74
Table 24 – Maintenance	74
Table 25 – Personnel Expenses Forecasting 1 of 3	80
Table 26 - Personnel Expenses Forecasting 2 of 3	81
Table 27 - Personnel Expenses Forecasting 3 of 3	81
Table 28 - Material Expenses Forecasting 1 of 3	82
Table 29 - Material Expenses Forecasting 2 of 3	82
Table 30 – Material Expenses Forecasting 3 of 3	82
Table 31 - Service Expenses Forecasting 1 of 3	83
Table 32 - Service Expenses Forecasting 2 of 3	83
Table 33 - Service Expenses Forecasting 3 of 3	84
Table 34 - Other Expenses Forecasting 1 of 3	84
Table 35 - Other Expenses Forecasting 2 of 3	85
Table 36 - Other Expenses Forecasting 3 of 3	85
Table 37 – PMSO Expense (R$ ‘000) and Network Extension (Km) of Evaluated Distributors and Benchmark	86
Table 38 – Estimated Upper and Lower Efficiency Limits – Eletrobras Roraima	87
Table 39 – Efficiency Limits of Evaluated and Private Distributors	87
Table 40 – Average of Reference Limits for the Evaluated Distributor Limits Forecasting	87
Table 41 – Payroll Realized Dec/16 (in R$ ‘000)	90
Table 42 - Voluntary Dismissal Plan (PDV) Forecasting	90

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Table 43 – Offsetting History of the Evaluated Distributor and its Benchmarks and Forecasting of the Evaluated

Distributor	94
Table 44 – Offsetting History of the Evaluated Distributor up to the Benchmark Group Average	94
Table 45 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Target 1 of 3	94
Table 46– Offsetting Evolution of the Evaluated Distributor and Comparison with the Target 2 of 3	95
Table 47 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Target 3 of 3	95
Table 48 – Financings (1 of 2)	96
Table 49 - Financings (2 of 2)	96
Table 50 - RGR fund financing premises	97
Table 51 – RGR Releases	98
Table 52 – Net Debt Balance	98
Table 53 - Due Diligence Contingencies	99
Table 54 - Power Purchase Agreements	100
Table 55 – Definition of Other Revenues	101
Table 56 – Details on Other Revenues in the Trial Balance Sheet (in R$ ‘000)	102
Table 57 – Initial and Final Rate of Fully Depreciated Assets over the VNR	113
Table 58 - BRR 4CRTP (R$ ‘000) – Eletrobras Roraima	116
Table 59 – Operation of Assets (R$ ‘000) 3CRTP to 4CRTP – Eletrobras Roraima	117
Table 60 - ANEEL Adjustments 3CRTP – Incremental Base – Eletrobras Roraima	117
Table 61 - ANEEL 3CRTP Adjustments – Incremental Base – Cemar (Benchmark)	118
Table 62 - ANEEL 3CRTP Adjustments - Incremental Base – Celpa (Benchmark)	118
Table 63 - ANEEL Adjustment Average, Benchmarks Group 3CRTP - Incremental Base	118
Table 64 - ANEEL 3CRTP Adjustments - Armored Base – Eletroacre	119
Table 65 - ANEEL 3CRTP Adjustments - Armored Base – Amazonas Energia	119
Table 66 - ANEEL 3CRTP Adjustments - Armored Base – Ceron	120
Table 67 - ANEEL 3CRTP Adjustments - Armored Base – Eletrobras Roraima	120
Table 68 - ANEEL Adjustment Average, Group Evaluated Distributors 3CRTP - Armored Base	120
Table 69 – Start BRR of the Countryside and Adjustment Flow for February 2017	121
Table 70 – Start BRR in Feb/17 for Capital and Countryside and Consolidation	122
Table 71 – Balance of the Eletrobras Roraima Fixed Assets in Progress in Feb/17	124
Table 72 – Indemnification Forecasting	125
Table 73 – Tax Loss Balances and CSL Negative Base	126
Table 74 – Special Obligations Forecasting (in R$ ‘000)	127
Table 75 – History of Special Obligations and Recurrence (in R$ ‘000)	127

Table 76 - Weight Values of Indicators of Quality of Concession Holders with more than 60 thousand Consumption Units	129
Table 77 – DEC and FEC Global Limits from 2018 to 2022, including	132
Table 78 – Consumer Units Boa Vista and CERR	133
Table 79 - DEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3	134
Table 80 - DEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3	134
Table 81 - DEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3	134
Table 82 – DEC Indicator - Forecasted/Realized X ANEEL Limit 2015-2047	135
Table 83 - Realized DEC Variation Rate and Potential per Period	135
Table 84 – Benchmark Evaluation Premises	135
Table 85 – DEC Benchmark Curve	136

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Table 86 - FEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3	136
Table 87 - FEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3	136
Table 88 - FEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3	136
Table 89 - FEC Indicator - Forecasted/Realized X ANEEL Limit 2015-2047	137
Table 90 - Realized and Potential FEC Variation Rate per Period	137
Table 91 – Benchmark Evaluation Premises	137
Table 92 - FEC Benchmark Curve	138
Table 93 – FER Indicator - Realized/Forecasted x ANEEL Limit 1 of 3	139
Table 94 - FER Indicator - Realized/Forecasted x ANEEL Limit 2 of 3	139
Table 95 - FER Indicator - Realized/Forecasted x ANEEL Limit 3 of 3	139
Table 96 - FER Indicator - Forecasted/Realized X ANEEL Limit 2015-2047	140
Table 97 – Realized and Potential FER Variation Rate per Period	140
Table 98 - FER Realized Benchmark	140
Table 99 - FER Realized Benchmark Group	140
Table 100 - IASC Indicator – Realized/Forecasted x Target 1 of 3	142
Table 101 - IASC Indicator – Realized/Forecasted x Target 2 of 3	142
Table 102- IASC Indicator – Realized/Forecasted x Target 3 of 3	142
Table 103 - IASC Indicator - Forecasted/Realized X ANEEL Limit 2015-2047	142
Table 104 – Realized and Potential IASC Variation Rate per Period	143
Table 105 - IASC Realized Benchmark	143
Table 106 - IASC Realized Benchmark Group	143
Table 107 - INS Indicator - Realized/Forecast x Target 1 of 3	144
Table 108 - INS Indicator – Realized/Forecast x Target 2 of 3	144
Table 109 - INS Indicator – Realized/Forecast x Target 3 of 3	144
Table 110 - INS Indicator - Forecast/Realized X ANEEL Limit 2015-2047	145
Table 111 – Realized and Potential Variation Rate of INS per Period	145
Table 112 - INS Realized Benchmark	145
Table 113 – Group of Benchmark of INS Realized	146
Table 114 - IAb Indicator – Realized/Forecast x Target 1 of 3	147
Table 115 - IAb Indicator – Realized/Forecast x Target 2 of 3	148
Table 116 - IAb Indicator – Realized/Forecast x Target 3 of 3	148
Table 117 - IAb Indicator - Forecast/Realized X ANEEL Limit 2015-2047	148
Table 118 – Realized and Potential Variation Rate of IAb per Period	149
Table 119 – Benchmark of IAb Realized	149
Table 120 – Group of Benchmark of IAb Realized	149
Table 121 - ICO Indicator – Realized/Forecast x Target 1 of 3	151
Table 122 - ICO Indicator – Realized/Forecast x Target 2 of 3	151
Table 123 - ICO Indicator – Realized/Forecast x Target 3 of 3	151
Table 124 - ICO Indicator - Forecast/Realized X ANEEL Limit 2015-2047	152
Table 125 –Realized and Potential ICO Variation Rate per Period	152
Table 126 – Benchmark of ICO Realized	152
Table 127 – Group of Benchmark of ICO Realized	152
Table 128 – Evolution and Impact of the X Factor Components	155
Table 129 – Calculation of Regulatory WACC	156
Table 130 – Calculation of the Cost of equity (Ke)	157

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Table 131 – Financial Structure of the Companies	158
Table 132 - Enterprise Value and Company Debt	158
Table 133 – Weighted Cost of Debt used for the composition of Kd	159
Table 134 - CDI Bradesco Forecast	159
Table 135 – Calculation of Kd Cost	159
Table 136 – Calculation of the Weighted Average Cost of Capital (WACC)	159
Table 137 – Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2016-2027 (%)	161
Table 138 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2028-2037 (%)	161
Table 139 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2038-2047 (%)	162
Table 140 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2048-2052 (%)	162
Table 141 – Distribution of Total Invoicing and Not Received (in R$ '000)	162
Table 142 - Targets ANEEL per Regulatory Cycle	163
Table 143 – Level of Technical Loss and Loss in the Basic Grid.	165
Table 144 – Forecast Regulatory Losses 1 of 3	166
Table 145 – Forecast Regulatory losses 2 of 3	166
Table 146 – Forecast Regulatory losses 3 of 3	166
Table 147 – Annual Loss Decrease Rate Definition: Benchmark Company CEMAR	167
Table 148 – Starting Point and Target of Non-Technical Losses	167
Table 149 – Forecast Real Losses 1 of 3	167
Table 150 – Forecast Real Losses 2 of 3	167
Table 151 – Forecast Real Losses 3 of 3	168
Table 152 – Initial Balances of the Working Capital	169
Table 153 – Parameters of Forecast NCG	170
Table 154 – Benchmark operating due dates Northern Region	170
Table 155 – Balances with special treatment	171
Table 156 – Settlement of Long-Term Balances	171
Table 157 - Sectorial Charges	172
Table 158 - Transmission Costs	173
Table 159 - Benchmark Revenue and Annual Revenue	173
Table 160 - CVA	174
Table 161 – Solvency Indicator	175
Table 162 – Evolved Gross Income	175
Table 163 – Default	176
Table 164 - Operating Costs and Expenses	177
Table 165 – Costs versus EBITDA	179
Table 166 – PMSO Expenses	180
Table 167 – Analysis of Net Revenue, Costs and Gross Margin	182
Table 168 – Evolved EBITDA, Gross Profit and Expenses	183
Table 169 – Summary Financial Indicators 2017 to 2026 (1 of 3)	184
Table 170 – Summary Financial Indicators 2027 to 2036 (2 of 3)	184
Table 171 – Summary Financial Indicators 2037 to 2047 (3 of 3)	184
Table 172 – Forecast DRE Eletrobras Distribuição Roraima	185
Table 173 – Forecast Indirect Cash Flow Eletrobras Distribuição Roraima	186
Table 174 – Forecast Cash Flow to Firm Eletrobras Distribuição Roraima	187
Table 175 - Results from Appraisal Eletrobras Distribuição Roraima	188

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Table 176 – Valuation Components	188
Table 177 – Adjusted Enterprise Value	189
Table 178 – Forecast Cash and Gross Debt Balance	189
Table 179 - WACC and BRRL Sensitivity – Enterprise Value	190
Table 180 - WACC and BRRL Sensitivity – Valuation	190
Table 181 – Data from Eletrobras Distribuição Roraima for appraisal by multiples (R$’000)	191
Table 182 - Multiples Companies Privatized from 1997 to 2000	192
Table 183 - Enterprise Value from the Multiples of Companies Privatized from 1997 to 2000 (R$’000)	193
Table 184 - Multiples Publicly Held Companies	194
Table 185 - Enterprise Value from the Multiples of Publicly Held Companies (R$’000)	194
Table 186 - Multiples CELGD	196
Table 187 - Enterprise Value from Multiples of CELG D (R$’000)	196
Table 188 - Multiples from Share Transfer	197
Table 189 - Enterprise Value of Multiples from Share Transfer (R$’000)	198
Table 190 - Date of Privatization of Comparable Companies	199
Table 191 - Multiples Privatizations from 1997 to 2000	200
Table 192 - Multiples Foreign Transactions	201
Table 193 - Enterprise Value Foreign Transactions	202
Table 194 – Filtered Median of Multiples (1 of 2)	203
Table 195 - Median of Multiples (2 of 2)	203
Table 196 - Enterprise Value from the Median of Multiples (R$’000)	204
Table 197 – Market Discount Rates	206
Table 198 – VMU/VNR Ratio 2022 - Machinery and Equipment	207
Table 199 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 1 of 5	209
Table 200 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 2 of 5	210
Table 201 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 3 of 5	211
Table 202 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 4 of 5	212
Table 203 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 5 of 5	213
Table 204 – Grouped Materials (PMSO) and Realized Accounts 2012-2016	214
Table 205 – Grouped Service (PMSO) and Realized Accounts 2012-2016 1 of 3	215
Table 206 – Grouped Service (PMSO) and Realized Accounts 2012-2016 2 of 3	216
Table 207 – Grouped Service (PMSO) and Realized Accounts 2012-2016 3 of 3	217
Table 208 – Grouped Others (PMSO) and Realized Accounts 2012-2016	218
Table 209 – Re-rating of Asset Balances	219
Table 210 - Re-rating of Liabilities Balances	220

FIGURE LIST

Figure 1 – Owners’ Equity Cost (Ke) Breakdown	37
Figure 2 - Gross Margin and EBITDA Margin 2012 to 2016	56
Figure 3 – Indebtedness Index and Historical Composition 2012 to 2016	56
Figure 4 – Consumption History per Class	61

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Figure 5 – Power Consumption Comparison	61
Figure 6 - 2047 Total Power Consumption Composition	64
Figure 7 – Power Consumption Forecasting	65
Figure 8 – Voltage Level Percentages	66
Figure 9 – Consumption Units Forecasting	67
Figure 10 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Target	95
Figure 11 – Composition and Evolution of the X Factor Components	155
Figure 12 – Target Calculation by Benchmark Comparison	165
Figure 13 – Evolution of Non-Technical Losses (%/ Low-Voltage Market)	168
Figure 14 – Evolved Revenue and Growth Rate	176
Figure 15 – Default Evolution	177
Figure 16 – Evolved Operating Costs and Expenses	178
Figure 17 – Evolution of Costs versus EBITDA	179
Figure 18 – Evolved Costs with Power Purchase	179
Figure 19 – Evolved PMSO	180
Figure 20 – Forecast Effective and Regulatory PMSO	181
Figure 21 – Evolved Operating Indicators: Gross Margin	182
Figure 22 – Evolved Operating Income: EBITDA Margin	183

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Introduction

Purpose

The purpose of this paper is to issue a Financial & Economic Evaluation Report on Eletrobras Dis-tribuição Roraima and on the execution of a new Concession Contract, in order to shore up the accurate dimensioning and provide technical support in the business deals of the Company.

The purpose of the financial evaluation, besides the main point of determining the business Valuation, is to present scenarios, existing synergies for the business, and value possibilities that may be perceived by the market, as well as associated liabilities. From the company’s viewpoint, the discounted cash flow method reckons in numbers and at present value the whole dimension of the business, on a realistic basis, and taking into account potential points of exploitation of the Concession contract, in view of the current structure.

Added hereto are the sensitivity analysis and the risk analysis, in addition to other valuable methods, such as comparative evaluation by multiples or similar transactions, aiming at reaching the clearest perception of the business value interval and possible structures that could make the transaction more efficient, both for the buyer and the seller.

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Disclaimers

The job described in this paper was developed according to information obtained from sources appointed by Eletrobras Distribuição Roraima and data delivered by ANEEL.

This evaluation does not take into account the penalties for electricity over-contract by the enterprise at issue, because it was assumed that the new utility company could afford settling its positions at market prices. Ceres hereby highlights that sudden changes in macroeconomic indicators and electricity prices may have some bearing on the values pointed out herein.

Please note that this paper does not contain a Compensation Basis added by the enterprise’s current PP&E positions. The accounting entries covering the current PP&E positions may be found in section “Comments on Current Assets” for invertors’ information.

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Methodology

Evaluating a distributor is based on the set of regulations making up the tariff review base applicable to inter-cycle tariffs and tariff readjustments, as well as on the economic pillar of effective forecasts, especially about costs incurred and capital invested. The set of regulations gives direction to the Required Revenue, which is the criterion to set the tariffs used by the distributors. Such tariffs arise from tariff reviews, decomposed from Installment A (non-manageable costs) and Installment B (manageable costs).

Tariff reviews are based on “tariff moderateness” and “continued award to efficiency” principles, with the different complexity/size areas being taken into consideration.

Costs and expenses, taxes, working capital, provision for indemnities and contingencies, and Real disbursements supplement the economic flow, to be dimensioned in forecast and at present value, for business analysis.

Please find below some directives forming the tariff review base, dimensioned at the Tariff Level and specified in PRORET (Portuguese acronym standing for “Tariff Regulation Procedures”). The cash flow and the capital cost definition methods used in this evaluation are detailed below. As a final point, find our comments on this paper’s directives for specific approaches and risk analysis.

PRORET (Tariff Level)

General Procedures

Electricity distribution public service utility companies (hereinafter referred to as “distributors”) tariff level in Brazil is regulated by ANEEL as stipulated in PRORET documentation. This section summarizes the main methodological elements of the Tariff Review Process according to PRORET Submodule 2.1 (version 2.2 effective as of 6/27/2016) and the Tariff Readjustment Process according to PRORET Submodule 3.1 (version 1.4 effective as of 3/28/2016).

This paper contains a description of the forecast methods per element of Installment A and Installment B, while this section is dedicated to tariff calculation methodological indication.

Tariff Review

The Required Revenue calculated in the distributors’ tariff level definition comprises the sum of two installments, namely Installment A and Installment B.

RR = VPA + VPB

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Where:
- - -

RR means Required Revenue;

VPA means Value of Installment A, which comprises the costs related to the electricity generation and transmission business, including own generation and industry-related charges;

VPB means Value of Installment B, which own comprises generation typical costs of distribution and customer management.

Installment A is obtained by the sum of the following elements:

VPA = CE + CT + ES

Where:
-	VPA means Value of Installment A;
-	CE means cost cost of electricity acquisition and own generation;
-	CT means cost of connection to and use and of distribution/transmission systems;
-	ES means industry-related charges defined in specific law;

Value of Installment B is calculated in the tariff review process, according to distributor’s review schedule (every five years), in line with the following equation:

VPB = (CAOM + CAA) x (1 - Pm - MIQ) - OR

Where:
-	VPB means Value of Installment B;
-	CAOM means Administration, Operation & Maintenance Cost;
-	CAA means Annual Cost of Assets;
-	Pm means Market Adjustment Factor, calculated with the same calculation methodology as element Pd in the X Factor (Submodule 2.5);
-	MIQ means QualityImprovement Incentive Mechanisms calculated with the same calculation methodology as element Q in the X Factor (Submodule 2.5);
-	OR means Other Revenue, calculated according to Submodule to 2.7;

Administration, Operation & Maintenance Costs are comprised of the following elements:

CAOM = CO + RI

Where:
-	CAOM means Administration, Operation & Maintenance Cost;
-	CO Other operating costs
-	RI means Unrecoverable Revenue;

The Annual Cost of Assets is calculated by the sum of the following elements:

CAA = RC + QRR + CAIMI

Where:
-	CAA means Annual Cost of Assets;
-	RC means Yield on Capital, including income taxes and contributions;
-	QRR means Statutory Reintegration Quota;
-	CAIMI means Annual Cost of Property & Equipment;

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Operating Costs

Abstract

At this stage, we calculated items related to the tariff level cost elements. The operating costs calculated for the distributor take into account the own costs and the other distributors’ costs. The other distributors are included in the calculation to form the efficient cost target of the distributor under evaluation. The Statutory Operating Costs are forecasted from two angles:

1.	Regulatory Cost from Nov/2017 to Nov/2023 equivalent to the amount indicated for fulfillment of Capital Boa Vista, according to Technical Note No. 149/2017-SRM/SGT/SRD/SFF/ANEEL, added to the amount indicated for fulfillment in the countryside of the State of Roraima, ac- cording to Technical Note No. 293/2017-SGT/ANEEL;
2.	Statutory Cost calculation from Nov/2023 through such methodologies as described in Sub- modules 2.2 and 2.2-A of PRORET, considering the information obtained from RT 2013, SAMP, BDGD and Financial Statements as the reference values.

Accordingly, the operating costs calculation as of 2013 adhered to the following brief plan of work:

1.	Collect data from ANEEL documents;
	a.	PRORET submodule 2.2
	b.	PRORET submodule 2.2-A
	c.	APPROVAL RESOLUTION # 1.858 DATED FEBRUARY 27, 2015;
	d.	Technical Note 409/2013-SRE/ANEEL;
2.	Market Data Collection from SAMP (Economic Regulation Market Information Monitoring Sys- tem);
3.	Data Collection of distributor’s structure from BDGD (Distributor’s Geographic Database);
4.	Data Collection from the two most-recent annual Financial Statements available;
5.	Updating Factor Calculation based on the methodology of Module 2.2, V2.0, PRORET;
6.	Efficient Costs Interval Calculation;
7.	Operating Costs Target Definition;
8.	Operating Costs Revenue Calculation;
9.	Report containing all the calculations made and results obtained upon the application of the proposed methodology;

Please find below a detailed description of such stages.

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Database

Inputs

The Operating Costs calculation required:

1.	Information about Cycle 3 Installment B review and parameters, applicable to Distributor;
2.	Submodules 2.2 and 2.2-A of PRORET;
3.	Statutory PMSO, effective from Nov/2017 to Nov/2023, according to Technical Note 149/2017- SRM/SGT/SRD/SFF/ANEEL and Technical Note no. 293/2017-SGT/ANEEL;
4.	Data on underground network, air distribution network, high voltage network, consumer-units, weighted market, non-technical losses, discontinued consumer/hour, regarding the next tariff review;
5.	Access to SAMP;
6.	Data from BDGD.

Operating Costs Revenue Calculation

Inputs

Additional revenue in connection with operating costs from Nov/2017 to Nov/2023 corresponds to the amount entered in the last column of the table in Item 43 of Technical Note 149/2017 SRM/SGT/SRD/SFF/ANEEL (regarding the fulfillment of Capital Boa Vista) added to the amount indicated in Technical Note No. 293/2017-SGT/ANEEL (regarding the fulfillment in the countryside of the State of Roraima). As specified in TN 149, the additional revenue amounts are adjusted at IPCA from the 2016 tariff process through the 2017 tariff process date; after that period, Installment B is adjusted at IGP-M and the X Factor. On its turn, NT 293 indicates that the calculated amounts are on base date in Nov/2016, to be used by IPCA until Nov/2017, when they will be considered in Installment B of the Distributor.

Data required for Operating Costs Revenue calculation as of 2023 were taken from the technical note of the most recent tariff review of Distributor:

1.	Value of operating costs approved in the most recent tariff review, adjusted;
2.	Value of Installment B in the most recent tariff review;
3.	X Factor’s T Element in the most recent tariff review;
4.	Installment B revenue in the test-year; (it is calculated based on the distribution tariffs arising from the tariff opening of the most recent readjustment, applied to the market in the test-year);
5.	Number of years in the utility company’s tariff cycle.

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Where:

COp: statutory operating costs value to be taken into account in the current tari review;

COat: operating costs revenue in the test year;

COtarget : operating costs target adjusted to annual fluctuation ceiling;

N: number of years in the utility company's tariff cycle;

Tp : the X factor's operating costs "trajectory" element for the current review;

VPBp: current tariff review Installment B value.

Results

The result of the abovementioned calculations is the X Factor’s operating cost “trajectory” element. The T element was used to deduct or add part of the operating costs from or to the tariffs, gradually, over the Distributor’s review cycle.

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Other Revenue Calculation

Other Revenue calculation to be taken into account in the tariff readjustment is based on Submodule 2.7, V2.1, in PRORET. By definition, “Other Revenue” is classified in two groups, namely: (1) Revenue inherent to electricity distribution service; and (2) Revenue from other business segments. Each type of Other Revenue account has a revenue sharing ratio defined by PRORET, which is used to calculate the Other Revenue value to be discounted from Installment B in the tariff review process, with a view to encourage the service provision efficiency.

VPB = (CAOM + CAA) x (1 - Pm - MIQ) - OR

Where:

CAOM Administration, Operation & Maintenance Cost;

CAA: Annual Cost of Assets;

Pm: Market Adjustment Factor;

MIQ: Quality Improvement Incentive Mechanism; and

OR: Other Revenue.

Revenue inherent to electricity distribution service

Non-tariff revenue related to electricity supply, invoiced with billable services. The sharing of such revenue was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the service provision efficiency.

Revenue from other business segments

Revenue from activities of an economic nature that is accessory to the utility contract or permit agreement, performed for its own account and risk.

Proper Accessory Activities: regulated activity delivered by the distributor only and subject to inspections.

The sharing of revenue from proper accessory activities was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the service provision efficiency. Such amount was discounted from Installment B, variable Other Revenue (OR).

Complementary Accessory Activities: non-regulated activity, the delivery of which is related to the distribution service fruition, and which may be delivered either by the distributor or by third parties, subject to the consumer code rules and antitrust laws.

The sharing of revenue from complementary accessory activities was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encour-

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M3 until the review date, multiplied by 12, as defined in Chapter 3 “Other Revenue Methodology” of Submodule 2.7 in PRORET.

  In the event the activity was started within a period shorter than 36 months, then we consid- ered the average revenue invoiced until the 6th month before the review date, updated at IGP- M, multiplied by 12.

3 Value updating calculation: A * updating at IGP-M thru review date * 12.
Wherein, for updating in:
2015 and 2016: A = average revenue invoiced in the last 12 months, as of the 2nd month before the tariff review date;
2017: A = average revenue invoiced in the last 24 months, as of the 6th month before the tariff review date;
2018 on: A = average revenue invoiced in the last 36 months, as of the 6th month before the tariff review date.

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CERES INTELIGÊNCIA FINANCEIRA

Unrecoverable Revenue

The statutory unrecoverable revenue was calculated according to PRORET, Submodule 2.2, V2.0, Chapter 4 "Unrecoverable Revenue Methodology". The unrecoverable revenue value to be considered in the tariff review process encompasses two sides: unrecoverable revenue related to values invoiced with industry-related charges and other items of required revenue added by the tariff band estimated invoicing values.

This second portion is calculated as follows:

$$V_{RI} = \frac{RR + Band\ Revenue - Charges}{1 - ICMS - PIS - COFINS} x \{\sum_{C} (\rho_c x RI_c)\}$$

Where:

VRI: unrecoverable revenue value to be taken into account;
RR: Required Revenue;
Band Revenue: tariff band estimated revenue
Industry-Related Charges: values of industry-related charges defined in the tariff review;
ρc: class C consumers participation in total revenue verified in the test-year.
RIc: statutory unrecoverable revenue ratio, regarding Class C, in the group which the company belongs to.
ICMS: Tax on Goods and Services Marketing
PIS: Social Integration Program
COFINS: Contribution for Social Security Financing

The unrecoverable revenue ratios to be taken into account per company, per consumption class, are described in the following table. These amounts have been kept constant over the years.

Table 2 – Unrecoverable Revenue per Consumption Class[4]

Company	Houses	Plants	Business	Farms	Govern-ment	Street Lights	Public Ser-vice	Group
Amazonas Energia	1.88%	1.50%	0.98%	1.98%	0.28%	0.05%	0.08%	Group 1
Ceal	1.44%	1.05%	0.72%	1.18%	0.23%	0.05%	0.06%	Group 1
Cepisa	1.29%	0.94%	0.55%	1.18%	0.22%	0.05%	0.05%	Group 1
Eletroacre	1.14%	0.78%	0.55%	1.07%	0.20%	0.01%	0.02%	Group 1
Ceron	0.86%	0.50%	0.48%	0.81%	0.11%	0.01%	0.01%	Group 1
Boa vista	0.08%	0.00%	0.06%	0.02%	0.00%	0.00%	0.00%	Group 2

Source: ANEEL PRORET 2.2A V1.0

[4] PRORET Submodule 2.2, Normative Resolution 660/2015 dated 04/28/2015.

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Statistical Techniques

During the project, statistical techniques were worked, such as the multi-varied analysis for demand forecast and sensitivity analysis.

Financial Techniques

Please find below the techniques that are comprised by the methodology of the financial and economic analysis for the evaluation. You may see the description of the Free Cash Flow to Firm. Then, you will find the analysis on the composition and formation of the capital cost that reflects the discount rate compatible with the business risk.

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Discounted Cash Flow

Introduction

The technique used for evaluation is based on the Discounted Cash Flow methodology, which is supported on the hypothesis that the value of a project depends on its capacity to generate wealth in the future. Revenues, costs, expenses, investments and other working capital requirements are estimated, in addition to all the items that affect the enterprise’s cash fluctuation, for a given period of time.

Seeing as the generated cash flow values occur in different time spans, these must be summed and compared in a current equivalence. Thus, the net balances reckoned per period are taken to present value at a discount rate reflecting the risks inherent to the business, added by the risk-averse investors opportunity cost, i.e., an attractiveness rate reflecting the business capital providers opportunity cost.

Such rate is given by value parameters generally offered by government bonds, incorporates the specific risk of the business, and is calculated based on CAPM (Capital Asset Pricing Model). By that model, the project owners’ equity (Ke) cost is calculated.

To calculate the project values, the owners’ equity cost (Ke) is weighted with the third-parties’ equity cost (Kd), in proportion to the capital structure used in the project, resulting in the enterprise’s WACC (Weighted Average Cost of Capital).

There are different versions of the Discounted Cash Flow methodology, and this paper adheres to the Free Cash Flow to Firm (FCFF) approach.

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Free Cash Flow to Firm – FCFF

The Free Cash Flow to Firm approach uses the weighted average capital cost (WACC) to discount at present value the free cash flow to firm. Hence, all resources available for dividend distribution or reinvestment are taken into account, but amortization flows and third-party debt interests paid are not considered, the yield on which is implied in estimated WACC rate. The firm flow is recommended for the evaluation at issue because it foresees the likelihood of permanent leverage over the utility contract period.

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Capital Asset Pricing Model – CAPM

Introduction

The owners’ equity cost (Ke) calculation is primarily based on the business risk analysis, added by the economy’s risk-free yield rate, generally given by the yield offered by government bonds.

At first, companies of the industry serve as the basis, measuring the price fluctuation of their shares in the money market, against the economy oscillations, mirrored on some market index, for instance.

One of such measures is by Beta, which represents a multiplier in relation to the return fluctuations of companies in a given segment in relation to the market and is equivalent to the risk of the segment analyzed. Primarily, we take a weighted average of such measure for the industry, excluding the indebtedness weight. That indicator represents an average and time relation between the returns on the shares selected in relation to the economy, which was highlighted here by the S&P500 returns fluctuation, an index that captures a good deal of transactions in the US market. Therefore, compared are the fluctuations of the prices in dollars of the shares in the public companies that operate in the same industry as the enterprise analyzed, with the S&P500 index fluctuations.

The purpose of this process is to obtain the additional risks of the business at issue in relation to the economy. Therefore, the result of the return expected and required on the business would be a risk free yield rate, in line with the rates offered by the government, added by the economy rate in general, plus the profits or minus the losses of the business, in comparison with the economy as a whole. Hence, a single rate synthesizes the yield required by a business, contemplating all the risks inherent in their fluctuations of income and cash, and adds the gains on zero risk investments, given in traditional short-term investments offered by the government.

Whereas we used indexes present in the US and global economy, calculated in dollars, considering the purpose of accuracy of inter-industry risk levels, therefore, utilization and supplementation in calculating the risks present in Brazilian interest rates in relation to the global market are necessary.

For risk-free and government rates, we used the 10-year US treasury bonds, marked to market continuously (Constant Maturity Bond). Thus, the risk elements present in the Brazilian interest rate, as the country risk premium, regarding the credit risk in the Brazilian Economy against the global market, and the exchange risk, showing the uncertainties about the R$ fluctuation against the USD, must be included. Both of them are already included in SELIC interest rate or government bonds with future maturities, the reason for such inclusions, for they represent the risk-free opportunity cost in Brazil.

For the country risk premiums, we used the difference between FRA for Exchange Coupon, contracts traded in BM&F-BOVESPA, and the Risk Free Rate calculated through the Treasury Bonds.

In order to calculate the exchange risk premium, we used the real difference between the DI – 1-day contracts, FRA for Exchange Coupon, denominated in Forward Premium, both the agreements traded

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  (f - s) - Forward Premium
  Et (ST - St) - Expected Exchange Fluctuation (approached by Purchasing Power Parity [PPP] as the expected inflation between the countries).

Cubic Spline Interpolation

Cubic Spline consists of a numerical interpolation methodology, which uses 3rd order polynomials. It is characterized by the cushioning or smoothness that it presents in the transition from one point to another.

Since many of the rates required for Ke composition need to be worked on the curve and only a few observations of rates with specific due dates are available, we need to find values outside these control points to plot a curve that represents the entire period. Thus, to establish an interest curve based on futures, options and derivatives contracts in general, we must use some interpolation technique to fill in the whole curve. In this case, we use Cubic Spline Interpolation.

Risk Free Rate

The owners’ equity cost calculation is primarily based on the business risk analysis, added by the economy’s risk-free yield rate. As the US economy has more diversity in its indexes and is still considered as an international standard of a risk-free economy, at least so far, the rates practiced by the US Treasury are generally used as a parameter, such as the Treasury Bonds (T-Bonds) as the initial standard.

The rate was constructed using the interest rate curve, a practice that must be respected due to the impossibility of short-term flows being remunerated at long-term rates, since they will be subject to a marked-to-market interest rate curve in the redemptions of these investments.

The data of the rates and their respective maturities were interpolated by using the Cubic Spline methodology to obtain the related curve.

Beta

That indicator represents an average and time relation between the returns on the shares selected in relation to the economy, which is usually highlighted by the S&P500 returns fluctuation, an index that captures a good deal of transactions in the US market.

The leveraged Beta of each company is obtained by tilting the linear regression between the historical logarithmic returns of these assets and the market index. Then, the unleveraged Beta is obtained for each company by adjusting their Debt to Equity (D/E) ratios. Finally, the unleveraged betas of each company are weighted by their Enterprise Value, thus achieving the unleveraged Beta for the resulting

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Beta, unleveraged, for the industry, which is then re-leveraged in order to consider the fraction of systemic risk corresponding to the relevant company indebtedness effect.

Market Risk Premium

The Market Risk Premium represents the yield expected by the market, taking into account the additional risk in relation to the risk-free rate that practiced therein. The Market Risk Premium is calculated based on the difference between the returns on the S&P500 Index and the perpetual 10-year US Treasury Bonds (Constant Coupon Bond), marked to market annually, considering a long-term window of time. That is, to estimate the Market Risk Premium, the difference between the return on the S&P500, adjusted for dividends and the return on Treasury Bonds, was taken into account.

For the calculation of the return on T-Bonds, the constant maturity bonds, i.e. 10-year-maturity marked-to-market perpetual bonds, are taken into account, assuming the repurchase of the bond at the end of each year. Thus, this return is composed of two components: the yield hired for the year in which the bond was held by the investor and the paper price fluctuation to market due to the changes in the interest rate offered at the end of the year.

Country Risk

As previously mentioned, the CAPM model structuring based on the rates practiced in foreign markets, especially those found in the US market, is more advisable due to the diversity of business segments found in their stock market indices, which explain more comprehensively the relative risks between segments and companies in an economy. However, for application in the countries of origin, it is necessary to adjust the country-specific credit risks, since the US risk-free rate is used, based on T-Bonds, debt securities issued by the United States. The measurement of this risk spread, which applies to developing economies, including Brazil, is denominated country risk. The option recommended in this paper, for a better adjustment, is obtaining the spread between interpolated FRA and T-Bonds, which more directly reflect the country risk present in the interest curve.

Exchange Risk

To estimate the foreign exchange risk premium, the forward premium was obtained by the breakdown of domestic interest rates and the FRA, which already includes the country risk. The foreign exchange coupon and FRA contracts indicate the expected interest rates in US dollars, measuring the DI-1 day rate fluctuation against the exchange rate fluctuation, and are good indicators of the external interest rates evidenced in the negotiations of Brazilian bonds with sovereign risk, issued abroad.

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The Real Exchange Rate is calculated based on the difference between the Interbank Deposit (ID) and the Forward Rate Agreement (FRA) rates. It should be noted that this indicator is calculated in real terms, discounting the forecasted inflation in Brazil (IPCA) and the forecasted inflation in the USA (CPI).

The data of the rates and their respective maturities were interpolated using the Cubic Spline methodology to obtain the related risk curve.

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Third-party capital cost (Kd)

The third party capital cost is obtained through the weighted average of the gross debt (2011-2016) of the companies used to calculate Beta, weighted at the Debt/Net Debt ratio, of the same companies, on their respective reference dates. Next, the Cost of Debt / Net Debt ratio is multiplied by the IDC forecast of the target year. As a final point, inflation and taxes are discounted to reach the tax-free real Kd.

Weighted Average Cost of Capital – WACC

The WACC rate is obtained by weighting the owners’ equity cost and the third-party equity cost and their respective sharing in the company’s capital structure, considering the tax benefit of the debt for third-party equity. The capital structure used was the same as used by ANEEL in PRORET, Submodule 2.4.

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Risk Analysis and Sensitivity Analysis

With the purpose of analyzing possible impacts on the valuation, we analyze the sensitivity of relevant variables for the forecast model, with a view to checking the impact on the Net Present Value (VPL). Herein, the sensitivity analysis was conducted in view of the impacts on the evaluation, from fluctuations falling on the Yield Base and on the weighted average cost of capital.

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Critical Points and Adaptations

This paper further analyzes critical points of the business and suggested adaptations that may add value to the companies. We also studied some possibilities for this transaction that would minimize risks and maximize the return for investors.

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Synergies

Costs and investments synergies and optimizations were identified, so as to obtain post-privatization potential business value benchmarks. We also appraised possible gains that could be reversed to the seller, depending on the sale structure.

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Special Treatments and Specific Risks

The distributors being analyzed are within the electric power distribution service provision norm as Designated Distributors, pursuant to the terms and conditions of Article 9, Statutory Law 12.783, dated January 11, 2013, and Ordinance 338 dated July 26, 2016, issued by the Department of Mines & Energies (MME).

Accordingly, several terms and conditions were agreed to for operation under supervision of the regulatory agency.

“ReA No. 748/2016 imposes on such distributors the pre-privatization Temporary Distribution Service Provision Plan for 2017, entailing loan transfer to meet the targets set and accommodate the operating costs, inter alia, according to Annex IV – Commitment, attached to said ReA, as follows: ‘The Designated Distributor Officers, regarding the distribution utility service provision (hereinafter referred to as the ‘Officers’), who are signatories to this agreement, in order to be entitled to the transfers of funds set forth in Paragraph 4, Article 9, Statutory Law 12.783 dated January 11, 2013, commit to abide by the provisions of Ordinance MME-388/2016 and see to continuity and suitability of the service delivered, particularly regarding the following parameters, which have been followed up by ANEEL as a priority:

I – industry compliance;

II	– the assignment’s electric power loss threshold;
III	– the assignment’s Operating Costs threshold;
IV	– the assignment’s threshold of discontinuity equivalent duration per consumer unit (DEC);
V	– the assignment’s threshold of discontinuity equivalent frequency per consumer unit (FEC);
VI	– quality of information provided to ANEEL;
VII	– meeting the inspection requirements issued by ANEEL.

The signatories hereto, on behalf of the Officers, hereby commit to send to ANEEL the Temporary Distribution Service Provision Plan, duly executed by the same signatories hereto, detailing the actions to be taken by the management, with a view to abide by the terms and conditions set forth by ANEEL during the assignment period granted by the Contract-Letting Branch of Government.”

Including, but not limited to, the following targets are in force according to the Opinion on ReA No. 748/2016:

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CERES
INTELIGÊNCIA FINANCEIRA

Table 5 - End 2017 Threshold for Operating Management[6]

Indicator	Company	Reckoned	2017 Threshold	Fluctuation (%)	Fluctuation
PMSO Re. Adjusted (R$ thousand/year)	Amazonas	864,502	821,277	-5.00%	- 43,225
PMSO Re. Adjusted (R$ thousand/year)	Boa Vista	17,829	169,375	-5.00%	- 8,915
PMSO Re. Adjusted (R$ thousand/year)	Ceal	384,705	36,547	-5.00%	- 19,235
PMSO Re. Adjusted (R$ thousand/year)	Cepisa	459,231	43,627	-5.00%	- 22,961
PMSO Re. Adjusted (R$ thousand/year)	Ceron	311,976	296,378	-5.00%	- 15,598
PMSO Re. Adjusted (R$ thousand/year)	Eletroacre	156,712	148,877	-5.00%	- 7,835
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Amazonas	731,707	695,121	-5.00%	- 36,586
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Boa Vista	95,921	91,125	-5.00%	- 4,796
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Ceal	346,817	329,477	-5.00%	- 1,734
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Cepisa	476,859	453,016	-5.00%	- 23,843
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Ceron	324,072	307,868	-5.00%	- 16,204
PMSO Re. Adjusted w/o accruals (R$ thousand/year)	Eletroacre	181,502	172,427	-5.00%	- 9,075
DECi	Amazonas	39.21	36.99	-5.66%	- 2.22
DECi	Boa Vista	11.38	10.36	-8.96%	- 1.02
DECi	Ceal	25.02	23.92	-4.40%	- 1.10
DECi	Cepisa	23.53	21.74	-7.61%	- 1.79
DECi	Ceron	32.14	29.42	-8.46%	- 2.72
DECi	Eletroacre	50.45	44.96	-10.88%	- 5.49
DECi	CEA	66.51	64.96	-2.33%	- 1.55
FECi	Amazonas	20.53	19.37	-5.65%	- 1.16
FECi	Boa Vista	11.78	11.30	-4.07%	- 0.48
FECi	Ceal	17.99	16.27	-9.56%	- 1.72
FECi	Cepisa	16.87	15.01	-11.03%	- 1.86
FECi	Ceron	20.31	17.57	-13.49%	- 2.74
FECi	Eletroacre	34.86	30.53	-12.42%	- 4.33
FECi	CEA	32.74	32.13	-1.86%	- 0.61
Total Loss (% Power injection)	Amazonas	40.3%	39.1%	-3.1%	-1.2%
Total Loss (% Power injection)	Boa Vista	12.9%	12.7%	-1.5%	-0.2%
Total Loss (% Power injection)	Ceal	25.2%	24.1%	-4.6%	-1.2%
Total Loss (% Power injection)	Cepisa	30.5%	29.0%	-5.0%	-1.5%
Total Loss (% Power injection)	Ceron	27.8%	24.6%	-11.3%	-3.2%
Total Loss (% Power injection)	Eletroacre	23.3%	22.4%	-3.8%	-0.9%
Total Loss (% Power injection)	CEA	40.0%	38.9%	-2.7%	-1.1%
Total Loss (% Power injection)	CERR	55.4%	53.8%	-3.0%	-1.6%

Source: ANEEL

The evaluation model treated such special norm, containing targets and specific budget for 2017. The treatment is due to the need to estimate the start balances for the valuation at the beginning of 2018.

[6] Cases: 48500.004245/2016-77; rapporteur: Director Reive Barros dos Santos, 11/29/16; code: 48575.007296/2016-00.

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For subsequent years, we considered the private utility contract and performance trajectories of distributors according to this new reality. In its turn, the statutory targets were adjusted consistently with the reality and the complexity of the service provision in those regions. More to the point, we considered the terms and conditions contained in the draft template for the Electric Power Distribution Utility Contract, as per resolution issued by the Board of ANEEL during the 15th Ordinary Public Meeting held on May 2, 2017.

Likewise, the tariff review expected for those distributors was suspended. The new draft contract allows the possibility of accelerated tariff review in the new agreement6, a premise taken into account for the Base Scenario 2019.

Those distributors’ compensation bases appear to be outdated, and the unitizing process is underway, in many of them, it may valorize their compensation bases. As a final point, different compensation bases were simulated, given the expected results that may be obtained by Eletrobras, supported by such reports.

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Related Parties

The distributors have debt agreements with Eletrobras. Those agreements were priced separately, so as to allow possible debt restructuring with the shareholder.

Outstanding CCC Values and other Industry-Related Charges

There are debt balances for industry-related default. Normative Resolution No. 748/2016 resets post-assignment commitments and provides for loans with RGR funds for cash closing. CCC/other debt flows were treated separately, and the amounts of receivables and payables were reconciled.

Forecast of ‘Light to Everyone’ and RGR Flow earmarked to expiration

We forecasted the amounts payable and receivable by means of CDE funds for ‘Luz para Todos’ Program (PLPT – Portuguese acronym for “’Light for All’ Program”) through expiration scheduled for De-cember 20187. We did not make PLPT forecasts for subsequent years at scheduled expiration because such forecasts would depend on determinations foreign to the distributors.

As a final point, the total investment in replenishment will be distributed over the years 2018 to 2022 based on the Technical & Operating Due Diligence outcome; for the other years, the necessary replenishments, consistent with the private market8 within their area of operation.

Installment B for the countryside of the State of Roraima

Technical Note No. 293/2017 – SGT/ANEEL, dated 09/20/2017, indicates the need to review the tariff of Eletrobras Distribuição Roraima when demonstrating lack of balance between Installment B for the countryside of the State of Roraima calculated from the current tariffs applied for the capital Boa Vista and Installment B recalculated for the countryside. The additional installment B calculated in NT 293/2017 will be contemplated in the model as of November 2017; however, it was necessary to adjust the amount indicated for the recalculated Capital Remuneration, according to the explanation below.

7 Presidency of the Republic, Chief of Staff, Legal Team, Decree No. 8.387 dated December 30, 2014.

8 CEMAR, COELCE, COELBA, CELPE.

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Economic & Financial Evaluation

General Assumptions for the Financial Model

For the financial model, it was necessary to adopt some assumptions to analyze the distributors. The model was developed with monthly periodicity; the following general assumptions were defined: Base Date used for the evaluation as of March 1, 2018, with analysis period from March 1, 2018 to February 28, 2048 (30 years of utility contract). However, the tables, charts, and results shown in the Report start in January 2017 and end in December 2047, because, by considering only two months in 2048, the analyses would not be comparable with the other years.

The discount rate used is based on the dynamic rate methodology, consisting in the monthly calculation of the WACC – Weighted Average Cost of Capital, to be applied. The reporting currency is the official currency, i.e., the values are impacted by inflation over the analysis period. Deflator used to bring the forecasted cash flow to present value is IPCA.

For regulatory assumptions, we assumed that Ordinary Tariff Reviews have a 5-year periodicity, being considered in the month of September and as of the year 2023 as reference (5 years after the contract is signed with the new utility company, which is to take place in 2018). Besides, this evaluation considers an Extraordinary Tariff Review in 2019, basically encompassing the BRR reevaluation.

Finally, the results obtained in the evaluation are based on Nominal Cash Flow to Firm.

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General Comments on the Report

This report contains the assumptions, analyses and forecasts carried out for the valuation of the distribution companies for the privatization process. The analysis period is from 03/01/18 to 02/28/2048, which period is used to calculate the evaluation results.

Illustratively, tables and charts are shown in annual values through 12/31/47, seeing as the year 2048 covers only two months of evaluation, thus avoiding a distorted perception of the value over the series.

Summary of Business and Existing Structures

Features of the Business

Eletrobras Distribuição Roraima is an electric power utility company, which serves the municipality of Boa Vista and the countryside of the State of Roraima. The company has 92,713 connected consumers, spread out in a concession area of 5,687 square kilometers with 290,741 inhabitants. The inhabitants of the urban and the rural areas of Roraima are clients, segmented in classes: residential, industrial, commercial, rural, public power (autarchies), public lighting and public service.

The market, where it works, is predominantly formed of residential consumers, who represent 86.19% of the contingent of consumers and respond for 43.28% of the total consumption of commercialized energy in the capital.

Created on December 23, 1997, within the Privatization Program of the Federal Government, it started its activities as an independent Company on February 4, 1998, by means of Resolution No. 17 of the National Electric Power Agency – Aneel.

In June 2008, the new management model was implemented for the distribution companies of ELETROBRAS, setting a single and integrated direction, aiming to unify procedures, put employees of different cultures closer, and reinforce confidence of customers served in the different territories of operation. As a holding company, ELETROBRAS controls great part of electric power generation and transmission systems in Brazil, and operates in the distribution segment by means of companies Eletrobras Amazonas Energia, Eletrobras Distribuição Acre, Eletrobras Distribuição Roraima, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Piauí, and Eletrobras Distribuição Alagoas.

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Income Statement

Table 9 - Income Statement History Roraima 2012 to 2016

	2012	2013	2014	2015	2016
NET OPERATIONAL REVENUES	**192,321**	**190,340**	**207,098**	**258,373**	**304,665**
OPERATIONAL COSTS	**(171,391)**	**(179,461)**	**(176,337)**	**(244,489)**	**(377,765)**
Electric Power Cost	**(116,317)**	**(105,741)**	**(97,966)**	**(150,213)**	**(190,305)**
Electric power purchased for resale	(116,317)	(105,741)	(97,966)	(150,213)	(190,305)
Operation Cost	**(35,027)**	**(59,072)**	**(63,325)**	**(79,055)**	**(170,633)**
Third parties´ personnel, material and service	(30,575)	(52,618)	(56,405)	(71,001)	(163,281)
Depreciation and amortization	(4,469)	(6,271)	(6,451)	(6,713)	(7,062)
Others	17	(183)	(469)	(1,341)	(290)
Construction Cost	**(20,047)**	**(14,648)**	**(15,046)**	**(15,221)**	**(16,827)**
Gross Income	20,930	10,879	30,761	13,884	(73,100)
Operational Expenses	(157,338)	50,429	(70,569)	(213,024)	(106,670)
Electric Power Service Income / Net Income	**(136,408)**	**61,308**	**(39,808)**	**(199,140)**	**(179,770)**
Financial Income	(24,700)	4,087	(11,881)	(70,976)	(90,218)
Operational Income before Law 12.783/13	**(161,108)**	**65,395**	**(51,689)**	**(270,116)**	**(269,988)**
Gains with Law 12.783/13	12,142	(12,142)	-	-	-
PROFIT (LOSS) FROM THE PERIOD	**(148,966)**	**53,253**	**(51,689)**	**(270,116)**	**(269,988)**

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Roraima

Financial Indicators

Table 10 - Financial Indicators 2012 to 2016

	2012	2013	2014	2015	2016
Gross Margin = LB[9]/ROL[10]	30.5%	39.7%	53.4%	31.2%	29.4%
Margin EBITDA = EBITDA[11]/ROL	23.5%	12.9%	42.2%	-25.1%	2.8%
Net Margin = LL[12]/ROL	-16.8%	-45.1%	6.9%	-46.2%	-33.5%
Indebtedness Ratio = DL[13]/PT[14]	13.8%	21.3%	24.7%	28.9%	31.4%
Indebtedness Composition = CP[15]/(CP+LP[16])	42.0%	20.9%	25.4%	40.6%	32.9%
Return on invested capital (ROIC) = LL/AF[17]	-17.4%	-58.0%	8.3%	-61.0%	-34.3%
Return on assets (ROA) = LL/AT[18]	-7.0%	-23.8%	3.1%	-20.2%	-12.8%

Source: Ceres Inteligência Financeira

[9] Gross Profit
[10] Net Operating Income
[11] Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
[12] Net Profit
[13] Net Debt
[14] Total Liabilities
[15] Short-term debt
[16] Long-term debt
[17] Financial Assets
[18] Total Assets

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Indebtedness shows to be practically stable along all analyzed years and the proportions of short-term financing increased in the last years.

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Demand Forecasting

Demand Forecasting per Class

The consumption of electric power in Brazil may be divided into eight different classes, which are: Residential, Commercial, Industrial, Rural, Government, Public Lighting, Public Service, and Own Consumption. In order to understand the possible heterogeneities among the groups, the Residential, Commercial, Industrial, and Rural sectors were analyzed in separate. Government, Public Lighting, Public Service, and Own Consumption were all grouped in a single class entitled ‘Other’. This decision was based on the similar consumption behavior between them and to reduce the effect of volatility incurred in low-consumption classes.

Distributor’s History

To project the demand for power of the next thirty years, ending in February/2048, it is necessary to carry out a historical analysis that demonstrates the evolution of power consumption and its distribution between the classes19. As observed in Table 10 – Geometric Mean of 2007-2016 Consumptions, all sectors present an evolution in power consumption20. The segments show similar growth, something about 6.70% a.y. The industrial sector shall be pointed out; it obtained lower expansion than the others, 2.98% a.y. It is also worthwhile noting the composition of power consumption, i.e., how the total power consumption is distributed between the classes. Analyzing Figure 3 – Power Consumption Composition Comparison, it possible to note that no substantial changes occurred in terms of power consumption distribution. In 2007, the residential sector was responsible for 46.80% of the total consumption, against 53.21% in 2016, while the industrial sector has 3.52%, in 2007, against 2.45%, in 2016, commercial 22.25% in 2007 and 23.65% in 2016, rural 1.60% in 2007 and 1.71% in 2016 and others, which started from 25.83% in 2007 and ended 2016 with 18.98%.

19 For the forecast, the demands from the Roraima countryside and Boa Vista were contemplated.

20 Source: Distributor’s statement of invoicing

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Network Extension (Km)

Common Analyses to Distributors

The network extension project was based on the history of extension of low, medium, and high voltage networks between years 2001 and 201630. The network extension set forth by the Decennial Plans and PDDs of distributors was added to such history, of which the forecasted network extension was extracted for years 2017 to 2021 for low and medium voltages, 2017 and 2018 for the “Luz Para To-dos Program” (Light for All) and high voltage for years 2017 to 2026.

Its history of expansion after the Decennial Plans and PDDs takes into account both the historical and Forecast investments to each distributor.

Three groups have been segregated: (i) low and medium voltage, (ii) high voltage, and (iii) “Luz Para Todos Program”. This division was necessary to determine the fundamental differences existing in each group.

The forecasting of group (i) Low and Medium Voltage is set to begin in 2022. A proxy (average of investment/average of growth) of dependency was created between the degree of investment and the network expansion. With the degree of investment Forecast by Ceres, it was possible to estimate from 2022 the network mileage values.

The same methodology applied to the Low and Medium Voltages was applied to the High Voltage segment. The Decennial Plan already projects the expansion of the network mileage for years 2017-2026. For years 2027-2048, a causal relation was applied between the investment and the network expansion. The investments Forecast for the high voltage Market served as an input to obtain the network expansion of that class.

Regarding “Luz Para Todos Program” (PLPT), the data used refer to the Decennial Plans and, therefore, based on the current condition of the legislation that determines the end of the program in 2018, no forecast was made for the coming years.

30 The extension of the network built under Luz Para Todos Program in included in the 2001-2006 history, in low and medium voltage

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distribution of the investment in these two years obeyed the proportion of investments made by the reference companies[32], for the period prior to the equivalent rate review.

The accounting of expenditures with maintenance occurs until 2047. Since the concession ends in 2048, there is no need to make long term investments, between 2044 and 2048, at the same levels of the preceding years. Therefore, the final investment in maintenance corresponds to the values accumulated in 2043 and 2044.

Reference Companies	2 years	1 year	Years considered
CEMAR	45%	55%	2006 and 2007
COELCE	42%	58%	2004 and 2005
COELBA	45%	55%	2005 and 2006
CELPE	65%	35%	2006 and 2007
Average	**49%**	**51%**	

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Roraima

Table 24 – Maintenance

R$ million (Dec/2016)	2017	2018	2019	2020	2021	2022	2026	2027	2031	2032	2036	2037	2041	2042	2046	2047
Renewal (Maintenance)	1	11	11	11	11	11	84	89	92	98	101	108	110	118	47	50

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Roraima

[32] CEMAR, COELCE, COELBA, CELPE

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PMSO Estimate

Common Analyses to Distributors

PMSO Forecasting Method

The analysis of Personnel, Material, Third-party Services, and Other Expenses (PMSO, of the Portu-guese “Pessoal, Material, Serviços de terceiros e Outras despesas”) may be divided into two parts: characterization of the analytical bases and the effective forecasting of such bases according to the types of expenses observed in such accounts

The First Part, known as the Characterization of Analytical Accounts, underwent 5 Phases:

Phase 1 – Grouping of analytical accounts;

Phase 2 – Analysis of the account nature as fixed and variable;

Phase 3 – Identification of atypical values33;

Phase 4 – Evaluation of the best correlation to variable accounts;

Phase 5 – Identification of regulatory accounts (considered as recurring by ANEEL and compensated thereby).

Phase 1 begins with the monetary adjustment of the analytical accounts evaluated. These accounts are included in the sampling period between January 2012 and December 2016, and were adjusted for the base date of December 2016 for it is the most current of the period.

After such first monetary adjustment, the accounts of expenses were grouped in each PMSO group, in accordance with the similarity of type of expense and respective taxable events.

Phase 2 consists of the analysis of the fixed and variable accounts. The PMSO groups were evaluated considering as fixed account the account whose participation in the expenditure in the past 3 periods34 was within the lower and upper limits of the expense grouping sample, where:

Upper limit fix/var = 60%*(1-((standard sample deviation)/(sample minimum)) and

Lower limit fix/var = 60%*(1-(standard sample deviation)/(sample maximum)).

33 Values with behavior different from the usual of the account, either too high or too low in relation to the average, values at non-recurring levels

34 To accounts completely fixed in value, each 1 out of 5 years of the period would represent 20% of the total expenditure. Thus, the last 3 years would represent 60% of the value in the 5 years evaluated

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Initially, accounts above or below such limits are considered variable. Then, an evaluation is carried out in relation to the nature of the expense (if having characteristics of fixed or variable) and the degree of variation in the recent period35.

Fixed accounts, when Forecast, are calculated as the average of expenses in the sampling period, excepting outliers.

Variable accounts, when Forecast, are transformed into indicators and range according to the forecasts36 of Consumption Units and Consumed MWh, also excluding atypical values.

Phase 3 evaluates which periods in a sample may consist of atypical values and, therefore, unlikely to occur in the Forecast scenario. A period entry is considered as an outlier when its value is beyond the established limits of normality of the sample, where:

Upper limit out = (sample average) + (standard sample deviation);

Lower limit out = (sample average) - (standard sample deviation).

After such initial characterization, the nature of the expense and the levels verified in the past 3 years are evaluated in order to identity structural breaches to the expense level to define if the prior samples must be kept or eliminated in the evaluation.

Phase 4 evaluates what are the most correlated variables with the PMSO account groups. More correlated groups are used as an indicator to estimate the account value. The two variables with the greatest correlation with the PMSO accounts were Network Extension (Km)37 and Consumption in MWh.

The formation of the indicator in the PMSO group expenses considered as variable occur as shown below:

(∑ Regular Expense Values38)/(∑ Regular Parameter Values)39.

Finally, Phase 5 consists of the classification of the accounts composing the groups of each PMSO block, pursuant to the characterization defined by ANEEL for regulatory PMSO. Thus, each account composing the analytical PMSO has a classification as Effective PMSO (total), Regulatory PMSO and PMSO Other (effective PMSO – regulatory PMSO).

35 Expenses with low variation would tend to be fixed

36 More detail on the forecasting of Consumption Units and Consumption in MWh are provided in the chapter of Demand and Consumption Forecasting

37 Includes the extension of low, medium, and high voltage network

38 Excluding those atypical

39 The parameters considered are consumption units and consumption in MWh for the same period of time of the expense, excluding periods considered as atypical by the company

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The Second Part includes the Forecasting of the Effective and Regulatory PMSO Groups, and may be divided into four Phases:

Phase 1 – Expense Forecasting for 2017;

Phase 2 – Operating Costs Variation Rate;

Phase 3 – Identification and Treatment of Accounts with Behavior Linked to Improvements of the Distributor;

Phase 4 – Concession Period Forecasting – 2018 to 2047.

Phase 1, Expense Forecasting for 2017, will consider a variation of the expense based on the history of the company, observing the fixed and variable natures of the expenses composing the PMSO.

Fixed and variable expenses are calculated as detailed in the First Part, Phase 2, in accordance with the provisions of this chapter. Variable expenses are transformed into indicators having as denominator the parameter of best correlation that has been analyzed, based on R$/Parameter, multiplied by the forecasting40 of Network Extension (Km) or MWh Extension.

Phase 2, Operating Costs Variation Rate and Target, is subdivided into three steps:

1 – Definition of the Operating Cost Benchmarks;

2 – Definition of Variation Rate and Target between 2018 and 2022;

3 – Definition of Variation Rate and Target between 2023 and 2027.

Step 1 of definition of Operating Cost Benchmarks initially took into account the groups determined by ANEEL, which have been adjusted per region. For the distributors of the Northern region, the benchmarks that have been considered consisted of the following private distributors: Celpa and Celtins. These were grouped with Ceron, Eletrobras Roraima, Eletroacre and Amazonas Energia.

For the Northeastern region, the following were considered: Celpe, Cemar, Coelce, Energisa Paraíba and Energisa Sergipe, Coelba and Cosern; these were grouped with Cepisa and Ceal.

[40] Detailed in the chapter on Consumption and Demand Forecasting
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In Step 2 of Definition of the Variation Rate between 2018 and 2022, ANEEL’s DEA data base of calculation of efficient costs was used for the 4CRTP. The PMSO expense of each company with the extension of the network is parameterized.

Based on these indicators, it is possible to calculate the average of the group of each distributor according to the region. Distributors whose initial indicator is greater than that verified by the group average shall have their cost adjusted in terms of indicator in the next rate adjustment, in 2023.

Distributors whose initial indicator is below that verified in the group average shall have as their target the indicator level between 2023 and 2027 lower than the group average.

Step 3 of Definition of the Variation Rate between 2023 and 2027 consists of the calculation of the average indicator of the private benchmarks of the groups. For the Northeastern region, the private distributors considered were: Celpe, Cemar, Coelce, Energisa Paraíba, and Energisa Sergipe. For the Northern region, the private distributors were: Celpa and Celtins.

When achieving the R$/Consumption unit indicator of the cycle target, distributors stabilize the operating cost indicators parameterized by consumption unit.

Phase 3 of Identification and Treatment of Accounts with Behavior Linked to Improvements of the Distributor consists of the identification of considered accounts that influence the effective PMSO cost, but that range in accordance with the operating improvements of the distributor41. Each company had a set of adjustments treated in their specific section.

Phase 4 consists of the estimate of the PMSO expense levels of distributors during the period of concession. With the targets between 2018 and 2022 and from 2023 to 2027, distributors will achieve the operating cost benchmarks by the end of 2027. From that year, the indicator of R$ PMSO/Consumption Unit is stabilized, and the absolute PMSO value ranges in effective terms by means of the variation of consumption units.

Efficient Costs Interval

The upper and lower limits of the efficiency interval42 calculated to each distributor were estimated. The values considered to these forecasts were based on those found in “Annex I – Efficiency Intervals” of submodule 2.2 V2 of PRORET. These limits have the trend of being aligned with their respec-

41 Examples: ANEEL fines are reduced according to the curve of improvement of indicators of quality

42 Greater detail on the PRORET methodology about this subject may be found in chapter “Methodology”, Item PRORET (Rate Level), Sub-item “Operating Costs”, Topic “Efficient Cost Interval”, or PRORET submodule 2.2 V2

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tive benchmarks in two occasions during the concession; the first ending in 2022 and the second ending in 2027.

The first occasion calculates the simple average of each one of these limits to distributors according to their regional groups, consisting of:

Northeast: Ceal, Cepisa, Celpe, Cemar, Coelba, Coelce, Cosern, Energisa Paraíba, and Energisa Sergipe;

North: Amazonas Energia, Eletrobras Roraima, Ceron, Eletroacre, Celpa, and Celtins.

Distributors with upper or lower limit at level worse than that of the group average achieve the group average by 2022.

At the second occasion, the average of private distributors of these regional groups is calculated, consisting of:

Northeast Private Benchmark: Celpe, Cemar, Coelce, Energisa Paraíba, and Energisa Sergipe;

North Private Benchmark: Celpa, Celtins.

It is important to point out that as Technical Note 149/2017-SRM/SGT/SRD/SFF/ANEEL and Technical Note No. 293/2017-SGT/ANEEL define the operational costs in force from 2017 to 2023 for the service of the whole State of Roraima (capital and countryside), the efficient cost intervals defined in this section will have any impact on the tariff as of the Tariff Review in 2023.

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Specific Analyses of Distributor

History

The annexes contain tables that show the groups of the accounts related to the PMSO of each distributor. Similar accounts were initially grouped in terms of type of expense. After this exercise, the groups were allocated inside the PMSO accounts. The names and codes of accounts are described according to the original names and codes of the financial statements provided by the distributor. The values are adjusted as per the December/2016 Base Date.

Forecasting

According to the methodologies of groups and calculations already detailed, the results of the forecasting of expenses with PMSO - Personnel (P), Material (M), Services (S), and Other (O):

Table 25 – Personnel Expenses Forecasting 1 of 3

Personnel Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Added bonus	5,336	5,567	5,814	6,067	6,329	6,596	6,875	7,166	7,469	7,785	8,115
Cost Allowance	31	33	34	36	37	39	41	42	44	46	48
Medical Assistance, Occupational Health and Exams	3,397	3,544	3,701	3,862	4,029	4,199	4,377	4,562	4,755	4,956	5,166
Child Care, School, Exceptional, Gym, Funeral Allowance	1,482	1,566	1,704	1,850	2,003	2,164	2,336	2,517	2,709	2,911	3,124
Qualification and Training	350	502	524	546	567	592	513	444	385	333	289
Vacation/ Provision/ Bonus/ Allowance/13th Salary	16,048	16,743	17,484	18,247	19,033	19,838	20,677	21,552	22,464	23,414	24,404
Position Bonus	3,884	4,052	4,232	4,416	4,607	4,802	5,005	5,216	5,437	5,667	5,907
Overtime	1,418	1,479	1,544	1,612	1,681	1,752	1,827	1,904	1,984	2,068	2,156
Labor indemnities	127	133	138	144	151	157	164	171	178	185	193
INSS, FGTS and their Provisions	15,035	15,686	16,381	17,095	17,832	18,586	19,373	20,192	21,046	21,936	22,864
Others	(8,462)	(9,309)	(10,246)	(11,246)	(12,315)	(13,452)	(14,668)	(15,969)	(17,359)	(18,842)	(20,425)
Other Expenses and provisions for personnel	3,978	4,150	4,334	4,523	4,718	4,917	5,125	5,342	5,568	5,803	6,049
Profit Share (PLR)	4,271	3,724	4,053	4,399	4,763	5,145	5,554	5,986	6,442	6,923	7,429
Private Social Security	1,958	2,858	3,080	3,313	3,558	3,813	4,085	4,372	4,675	4,994	5,329
Salary/ Remuneration/ Payment/ Annual	25,969	28,625	29,848	31,097	32,336	33,741	29,219	25,302	21,927	19,001	16,473
Food Voucher	4,421	4,613	4,817	5,027	5,244	5,466	5,697	5,938	6,189	6,451	6,724
Total	**79,243**	**83,965**	**87,443**	**90,988**	**94,572**	**98,356**	**96,198**	**94,738**	**93,913**	**93,632**	**93,843**

Source: Ceres Inteligência Financeira

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Table 26 - Personnel Expenses Forecasting 2 of 3

Personnel Groups	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Added bonus	8,458	8,816	9,189	9,577	9,982	10,405	10,845	11,303	11,782	12,280	12,799
Cost Allowance	50	52	54	56	59	61	64	67	69	72	75
Medical Assistance, Occupational Health and Exams	5,384	5,612	5,849	6,097	6,354	6,623	6,903	7,195	7,500	7,817	8,148
Child Care, School, Exceptional, Gym, Funeral Allowance	3,382	3,657	3,949	4,259	4,589	4,939	5,310	5,703	6,119	6,559	7,025
Qualification and Training	303	317	333	348	365	382	401	420	440	461	483
Vacation/ Provision/ Bonus/ Allowance/13th Salary	25,436	26,512	27,634	28,803	30,021	31,291	32,615	33,994	35,432	36,931	38,493
Position Bonus	6,157	6,417	6,688	6,971	7,266	7,574	7,894	8,228	8,576	8,939	9,317
Overtime	2,247	2,342	2,441	2,544	2,652	2,764	2,881	3,003	3,130	3,262	3,400
Labor indemnities	201	210	219	228	238	248	258	269	281	292	305
INSS, FGTS and their Provisions	23,832	24,840	25,890	26,986	28,127	29,317	30,557	31,849	33,197	34,601	36,065
Others	(22,111)	(23,906)	(25,816)	(27,846)	(30,002)	(32,290)	(34,715)	(37,285)	(40,006)	(42,884)	(45,927)
Other Expenses and provisions for personnel	6,305	6,571	6,849	7,139	7,441	7,756	8,084	8,426	8,782	9,154	9,541
Profit Share (PLR)	8,042	8,695	9,390	10,128	10,912	11,744	12,627	13,561	14,551	15,598	16,704
Private Social Security	5,728	6,152	6,602	7,079	7,585	8,121	8,689	9,289	9,923	10,593	11,301
Salary/ Remuneration/ Payment/ Annual	17,261	18,086	18,950	19,855	20,802	21,794	22,833	23,921	25,060	26,252	27,501
Food Voucher	7,008	7,305	7,614	7,936	8,271	8,621	8,986	9,366	9,762	10,175	10,605
Total	**97,682**	**101,677**	**105,834**	**110,161**	**114,664**	**119,351**	**124,231**	**129,310**	**134,598**	**140,103**	**145,836**

Source: Ceres Inteligência Financeira

Table 27 - Personnel Expenses Forecasting 3 of 3

Personnel Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Added bonus	13,341	13,905	14,493	15,106	15,745	16,411	17,106	17,829	18,583
Cost Allowance	79	82	85	89	93	97	101	105	110
Medical Assistance, Occupational Health and Exams	8,492	8,852	9,226	9,616	10,023	10,447	10,889	11,350	11,830
Child Care, School, Exceptional, Gym, Funeral Allowance	7,516	8,036	8,583	9,161	9,769	10,410	11,084	11,794	12,540
Qualification and Training	506	530	555	581	609	637	668	699	732
Vacation/ Provision/ Bonus/ Allowance/13th Salary	40,121	41,819	43,588	45,431	47,353	49,356	51,444	53,620	55,888
Position Bonus	9,711	10,122	10,550	10,996	11,461	11,946	12,451	12,978	13,527
Overtime	3,544	3,694	3,850	4,013	4,183	4,360	4,544	4,737	4,937
Labor indemnities	318	331	345	360	375	391	407	425	442
INSS, FGTS and their Provisions	37,590	39,180	40,837	42,565	44,365	46,242	48,198	50,237	52,362
Others	(49,141)	(52,535)	(56,116)	(59,891)	(63,869)	(68,059)	(72,468)	(77,107)	(81,983)
Other Expenses and provisions for personnel	9,945	10,365	10,804	11,261	11,737	12,233	12,751	13,290	13,852
Profit Share (PLR)	17,874	19,108	20,410	21,783	23,230	24,754	26,358	28,045	29,819
Private Social Security	12,048	12,835	13,665	14,539	15,459	16,428	17,446	18,516	19,640
Salary/ Remuneration/ Payment/ Annual	28,808	30,177	31,609	33,109	34,680	36,324	38,045	39,846	41,732
Food Voucher	11,054	11,522	12,009	12,517	13,047	13,598	14,174	14,773	15,398
Total	**151,805**	**158,021**	**164,495**	**171,237**	**178,260**	**185,576**	**193,197**	**201,137**	**209,410**

Source: Ceres Inteligência Financeira

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Table 31 - Service Expenses Forecasting 1 of 3

Service Grouping	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Water/ Sewage/ Electric Power	175	183	191	199	208	216	225	235	245	255	266
Support and Infrastructure	1,654	1,789	1,947	2,113	2,288	2,472	2,668	2,876	3,095	3,325	3,569
Operations at Consumers	7,907	8,249	8,615	8,991	9,378	9,775	10,188	10,619	11,068	11,537	12,024
Communications (Telephone, Internet, IT, Post)	1,414	1,467	1,597	1,733	1,877	2,027	2,188	2,359	2,538	2,728	2,927
Consulting and Audit	1,397	1,457	1,522	1,588	1,656	1,726	1,799	1,876	1,955	2,038	2,124
Travel and Training Expenses	746	778	813	848	885	922	961	1,002	1,044	1,089	1,135
Logistics	9	14	15	16	18	19	20	22	24	26	27
Maintenance of the Distribution Grid (RD)	2,311	2,691	2,806	2,924	3,040	3,173	2,747	2,379	2,062	1,787	1,549
Others	428	446	466	486	507	529	551	574	599	624	650
Advertisement and Disclosure	786	757	824	895	969	1,046	1,130	1,217	1,310	1,408	1,511
Administrative Support and IT services	2,178	2,250	2,449	2,658	2,878	3,109	3,356	3,617	3,893	4,183	4,489
Total	**19,003**	**20,082**	**21,244**	**22,451**	**23,704**	**25,014**	**25,835**	**26,776**	**27,832**	**28,998**	**30,271**

Source: Ceres Inteligência Financeira

Table 32 - Service Expenses Forecasting 2 of 3

Service Grouping	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Water/ Sewage/ Electric Power	277	289	301	314	327	341	356	371	386	403	420
Support and Infrastructure	3,863	4,177	4,511	4,865	5,242	5,642	6,066	6,515	6,990	7,493	8,025
Operations at Consumers	12,533	13,063	13,616	14,192	14,792	15,418	16,070	16,750	17,458	18,197	18,966
Communications (Telephone, Internet, IT, Post)	3,169	3,426	3,700	3,991	4,300	4,627	4,975	5,343	5,733	6,146	6,582
Consulting and Audit	2,214	2,307	2,405	2,507	2,613	2,723	2,838	2,958	3,084	3,214	3,350
Travel and Training Expenses	1,183	1,233	1,285	1,339	1,396	1,455	1,516	1,580	1,647	1,717	1,790
Logistics	30	32	35	37	40	43	47	50	54	58	62
Maintenance of the Distribution Grid (RD)	1,623	1,701	1,782	1,867	1,956	2,049	2,147	2,249	2,356	2,468	2,586
Others	678	707	737	768	800	834	869	906	944	984	1,026
Advertisement and Disclosure	1,636	1,768	1,910	2,060	2,219	2,389	2,568	2,758	2,959	3,172	3,397
Administrative Support and IT services	4,859	5,254	5,674	6,120	6,594	7,096	7,629	8,194	8,792	9,425	10,093
Total	**32,064**	**33,957**	**35,954**	**38,059**	**40,279**	**42,618**	**45,081**	**47,675**	**50,405**	**53,276**	**56,296**

Source: Ceres Inteligência Financeira

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CERES INTELIGÊNCIA FINANCEIRA

Table 33 - Service Expenses Forecasting 3 of 3

Service Grouping	2039	2040	2041	2042	2043	2044	2045	2046	2047
Water/ Sewage/ Electric Power	438	456	475	495	516	538	561	585	609
Support and Infrastructure	8,586	9,179	9,805	10,464	11,160	11,892	12,662	13,472	14,324
Operations at Consumers	19,769	20,605	21,477	22,385	23,332	24,319	25,348	26,420	27,537
Communications (Telephone, Internet, IT, Post)	7,042	7,529	8,042	8,583	9,153	9,754	10,385	11,050	11,749
Consulting and Audit	3,492	3,639	3,793	3,954	4,121	4,295	4,477	4,666	4,864
Travel and Training Expenses	1,865	1,944	2,026	2,112	2,202	2,295	2,392	2,493	2,598
Logistics	66	70	75	80	86	91	97	103	110
Maintenance of the Distribution Grid (RD)	2,709	2,837	2,972	3,113	3,261	3,415	3,577	3,747	3,924
Others	1,069	1,115	1,162	1,211	1,262	1,316	1,371	1,429	1,490
Advertisement and Disclosure	3,635	3,886	4,151	4,430	4,724	5,034	5,361	5,704	6,064
Administrative Support and IT services	10,800	11,546	12,333	13,162	14,037	14,958	15,927	16,946	18,018
Total	**59,471**	**62,807**	**66,311**	**69,991**	**73,853**	**77,906**	**82,158**	**86,615**	**91,288**

Source: Ceres Inteligência Financeira

Table 34 - Other Expenses Forecasting 1 of 3

Other Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Rental/ Leasing/ Monthly Installments and the Like	129	135	141	147	153	160	166	173	181	188	196
Own Power Consumption	689	718	750	783	817	851	887	925	964	1,005	1,047
Judicial Expenses/ Indemnities/ Procedural Costs	1,375	1,457	1,533	1,611	1,691	1,775	1,863	1,954	2,050	2,151	2,256
Trainees/ Underaged Learners/ Granted Employees	465	516	538	561	583	608	527	456	395	343	297
Others	2,197	2,525	2,641	2,760	2,879	3,013	3,143	3,280	3,427	3,582	3,747
Provisions/ Reversals/ Renewals/ Administrative Expenses/ Advertisement	590	616	643	671	700	730	760	793	826	861	898
Insurance	285	297	310	324	338	352	367	382	399	415	433
Training/ Other Daily Allowance/ Travel/Accommodation/ Medical Exp.	97	101	105	110	115	120	125	130	135	141	147
Taxes/Fees/ Duties/ Tariffs	-	-	-	-	-	-	-	-	-	-	-
Total	**5,827**	**6,365**	**6,661**	**6,966**	**7,275**	**7,608**	**7,838**	**8,093**	**8,378**	**8,686**	**9,022**

Source: Ceres Inteligência Financeira

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Table 35 - Other Expenses Forecasting 2 of 3

Other Groups	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Rental/ Leasing/ Monthly Installments and the Like	205	213	222	232	241	252	262	273	285	297	310
Own Power Consumption	1,092	1,138	1,186	1,236	1,288	1,343	1,400	1,459	1,520	1,585	1,652
Judicial Expenses/ Indemnities/ Procedural Costs	2,371	2,492	2,619	2,752	2,892	3,039	3,193	3,354	3,524	3,701	3,887
Trainees/ Underaged Learners/ Granted Employees	311	326	342	358	375	393	412	431	452	473	496
Others	3,927	4,114	4,311	4,517	4,732	4,958	5,194	5,442	5,701	5,972	6,256
Provisions/ Reversals/ Renewals/ Administrative Expenses/ Advertisement	936	975	1,016	1,059	1,104	1,151	1,200	1,250	1,303	1,358	1,416
Insurance	451	470	490	511	533	555	579	603	629	655	683
Training/ Other Daily Allowance/ Travel/Accommodation/ Medical Exp.	153	160	167	174	181	189	197	205	214	223	232
Taxes/Fees/ Duties/ Tariffs	-	-	-	-	-	-	-	-	-	-	-
Total	**9,445**	**9,889**	**10,353**	**10,839**	**11,347**	**11,879**	**12,436**	**13,018**	**13,627**	**14,265**	**14,931**

Source: Ceres Inteligência Financeira

Table 36 - Other Expenses Forecasting 3 of 3

Other Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Rental/ Leasing/ Monthly Installments and the Like	323	336	351	365	381	397	414	431	450
Own Power Consumption	1,722	1,794	1,870	1,950	2,032	2,118	2,208	2,301	2,398
Judicial Expenses/ Indemnities/ Procedural Costs	4,082	4,286	4,500	4,724	4,959	5,204	5,461	5,730	6,011
Trainees/ Underaged Learners/ Granted Employees	519	544	570	597	625	655	686	718	752
Others	6,554	6,865	7,191	7,532	7,889	8,263	8,655	9,065	9,494
Provisions/ Reversals/ Renewals/ Administrative Expenses/ Advertisement	1,476	1,538	1,603	1,671	1,742	1,815	1,892	1,972	2,056
Insurance	712	742	773	806	840	876	913	951	992
Training/ Other Daily Allowance/ Travel/Accommodation/ Medical Exp.	242	252	263	274	286	298	310	323	337
Taxes/Fees/ Duties/ Tariffs	-	-	-	-	-	-	-	-	-
Total	**15,629**	**16,358**	**17,121**	**17,919**	**18,753**	**19,626**	**20,538**	**21,492**	**22,489**

Source: Ceres Inteligência Financeira

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Year	Company Type	Distributor	Total PMSO	Total Network (Km)	PMSO /Km	Personnel /Km	Material/ Km	Services/ Km	Other /Km
2013	Evaluated	EletroAcre	106,816	18,410	5,802	3,320	55	2,308	120
2013	Evaluated	Amazonas Energia	346,761	43,984	7,884	3,558	174	3,708	445
2013	Evaluated	Ceron	249,123	53,315	4,673	2,088	120	2,104	361
2013	Evaluated	Boa Vista	85,667	3,467	24,706	18,906	390	4,851	559
2013	Private	Celpa	687,146	116,757	5,885	1,176	135	2,669	1,906
2013	Private	Celtins	177,792	83,766	2,122	751	138	1,052	181
2012	Evaluated	EletroAcre	76,190	18,010	4,230	2,357	72	1,649	151
2012	Evaluated	Amazonas Energia	384,610	42,270	9,099	4,121	242	4,404	331
2012	Evaluated	Ceron	240,541	51,181	4,700	2,104	139	2,132	325
2012	Evaluated	Boa Vista	79,721	3,101	25,705	19,174	456	5,389	686
2012	Private	Celpa	579,802	109,907	5,275	1,571	140	2,963	602
2012	Private	Celtins	164,168	82,049	2,001	693	97	978	233
2011	Evaluated	EletroAcre	84,853	17,780	4,772	2,251	94	2,330	97
2011	Evaluated	Amazonas Energia	395,512	39,421	10,033	4,224	273	4,740	796
2011	Evaluated	Ceron	229,485	45,451	5,049	2,391	137	2,282	238
2011	Evaluated	Boa Vista	81,293	2,888	28,146	21,133	568	5,855	590
2011	Private	Celpa	469,014	107,048	4,381	1,218	164	2,602	397
2011	Private	Celtins	135,252	75,336	1,795	640	69	888	198
2010	Evaluated	EletroAcre	73,334	16,814	4,361	2,077	54	2,142	88
2010	Evaluated	Amazonas Energia	365,947	35,618	10,274	4,716	352	5,073	133
2010	Evaluated	Ceron	210,271	38,236	5,499	2,639	148	2,431	281
2010	Evaluated	Boa Vista	77,370	2,660	29,091	22,737	638	4,648	1,067
2010	Private	Celpa	458,401	99,354	4,614	998	156	2,946	513
2010	Private	Celtins	145,785	66,962	2,177	781	103	1,087	206
2009	Evaluated	EletroAcre	70,861	15,202	4,661	2,256	97	2,218	90
2009	Evaluated	Amazonas Energia	257,978	15,412	16,739	6,850	672	8,065	1,151
2009	Evaluated	Ceron	193,307	35,480	5,448	2,408	200	2,589	252
2009	Evaluated	Boa Vista	75,543	2,764	27,329	19,712	730	5,903	983
2009	Private	Celpa	504,850	91,289	5,530	1,411	205	3,286	629
2009	Private	Celtins	146,626	63,352	2,314	675	160	1,242	237
2008	Evaluated	EletroAcre	47,692	9,326	5,114	2,037	161	2,785	130
2008	Evaluated	Amazonas Energia	236,187	13,977	16,898	8,205	950	6,786	956
2008	Evaluated	Ceron	180,255	34,435	5,235	2,177	166	2,508	383
2008	Evaluated	Boa Vista	76,383	2,668	28,628	21,137	696	6,350	445
2008	Private	Celpa	400,760	81,748	4,902	1,403	266	2,782	452
2008	Private	Celtins	154,854	58,889	2,630	858	152	1,457	162

Source: ANEEL (DEA model data base for Efficient Costs)

Ceres Inteligência Financeira 86

Efficiency Intervals

Efficiency Limit	2017	2019	2022	2027	2032	2037	2042	2047
Upper	24%	39%	58%	79%	79%	79%	79%	79%
Lower	22%	36%	53%	74%	74%	74%	74%	74%

Source: ANEEL, Ceres Inteligência Financeira

Region Group	Name	Company Type	Lower limit (θinf)	Center	Upper limit (θsup)
North	Eletrobras Roraima	Evaluated	22.00%	23.00%	24.00%
North	Amazonas Energia	Evaluated	29.00%	31.00%	34.00%
North	Ceron	Evaluated	47.00%	51.00%	54.00%
North	EletroAcre	Evaluated	49.00%	52.00%	55.00%
North	Celpa	Private	52.00%	56.00%	58.00%
North	Celtins	Private	96.00%	100.00%	100.00%

Source: ANEEL, Ceres Inteligência Financeira

Region Group	Name	Lower limit (θinf)	Center	Upper limit (θsup)
North	Group Average	49.17%	52.17%	54.17%
North	Benchmark Average	74.00%	78.00%	79.00%

Source: ANEEL, Ceres Inteligência Financeira

[43] PRORET Submodule 2.2 V2.0

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Voluntary Dismissal Plan

Common Analyses to Distributors

The adjustment of personnel involves the decision between terminating the labor agreement with the collaborator versus offering him/her a voluntary dismissal against financial compensation. The values of each option are evaluated by the employee and by the company, and each will choose what is best when making the decision.

The evaluation begins with the definition of the public eligible to the PDV, considering only collaborators with at least 20 years44 of effective labor link with the company. This public represents approximately one-third45 of the total personnel of the evaluated distributors.

Labor link with the company means employees in the following categories46:

  Employees in full-time positions;
   Assigned employees47;
  Employees under license or with labor agreement suspended;
  Officer48.

In this sense, the following employees are not included in the base containing employees eligible to the PDV:

  Employees requested from other agencies and branches49;
  Employees without link with the government;
  Board members;
  Young apprentice;
  Interns.

The payroll independent of enrollment on December 31, 2016, was evaluated to each distributor. Such evaluation resulted a termination value that is compared to the value if the employee applies to the PDV.

44 PID – Eletrobras Companies Dismissal Stimulation Plan – Commission of Mines and Energy – Chamber of Deputies –07/02/2013
45 PID Eletrobras calculated 36.4% of total eligible personnel
46 The categories are those presented in the due diligence of Human Resources performed by Service B, in “Product 8: Report on Distributor’s Human Resources Evaluation” of each distributor
47 According to Decree no. 4.050, dated April 12, 2001, which governs Article 93 of Act no. 8.112, dated 12/11/1990, these employees are part of the personnel of the conceding agency (the evaluated distributor is the conceding institution in such case)
48 Applicable only to officers with more than 20 years of career in the distributor and part of the effective personnel, not including officers required by other government agencies and branches or without link to the government, among others
49 According to Decree no. 4.050, dated April 12, 2001, which governs Article 93 of Act no. 8.112, dated 12/11/1990, these employees are part of the personnel of the conceding agency (the evaluated distributor is the receiving institution in such case)

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The PDV expense is entered as a nonrecurring item that occurs in two occasions, in its phase 1 on June 1, 2018, and in its phase 2 on June 2, 2019. Employees who leave the company reduce the PMSO personnel account. Such reduction may occur in two ways, either by means of reduction of the work position without the addition of a new employee and/or replacement with a new employee with a more competitive cost, which will return to the PMSO Personnel account.

The termination value is calculated based on the sum of the following accounts: base salary, additions50, overtime, prior notice, FGTS fine, vacation, and 13th salary, in which:

  13th salary has the same value of the Dec/2016 base salary;
  Additions and overtime refer to values received by the employees in December 2016;
  Prior notice is the sum of the monthly base salary, extraordinary compensation for length of work51;
  FGTS is calculated with the multiplication of the monthly salary by 8%, by the number of months that the individual worked at the company until the base date of December 31, 2016. The fine of FGTS represent 50% of this value;
  Vacation has total value per employee of half plus 1+(1/3) of a base salary related to Decem-ber 2016. This value is divided by half because at this point of the period, half of the individuals have already used their vacation benefit.

The PDV is calculated as approximately 18 times the sum of the Base Salary, Additions, and Overtime of the collaborators in December 2016. This choice represents the value with which approximately one-third52 of individuals eligible to the PDV see it as financially interesting when compared to the involuntary dismissal.

Considering such eligible collaborators, those in two specific situations join the Plan:

1 – Individuals whose PDV is equal to or higher than the involuntary contractual termination value;

2 – Individuals whose PDV is greater than twice the sum of the base salary, additions, and overtime is greater than or equal to the termination value.

The individuals in situation 1 join and receive the PDV originally offered, the individuals in situation 2 joint and receive the PDV plus two times the sum of the base salary, additions, and overtime.

50 Premium for hazardous, dangerous and hardship
51 At every one year, 3 days of bonus are received as compensation, up to a maximum of 60 days or two months of compensation. Added to the prior notice compensated with maximum of 30 days, the total of receipts may totalize 90 days
52 PID – Eletrobras Dismissal Benefit Plan – Commission of Mines and Energy – Chamber of Deputies – 07/02/2013. Eletrobras estimated that the number of dismissals would represent 47% of the public eligible to its 2013 PID

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Four individual continuity indicators are evaluated:

  Individual interruption duration per consumption unit (DIC): Interval of time, in the period of de- termination, that the electric power distribution was discontinued in each consumption unit or point of connection;
  Individual interruption frequency per consumption unit (FIC): Number of interruptions occurred in the period of determination, in each consumption unit or point of connection;
  Maximum duration of continuous interruption per consumption unit or point of connection (DMIC): Maximum period of continuous interruption of electric power, in each consumption unit or point of connection;
  Individual interruption duration occurred on critical day per consumption unit or point of con- nection (DICRI): Corresponding to the duration of each interruption occurred on a critical day, to each consumption unit or point of connection.

Such continuity of supply is evaluated by ANEEL by means of subdivisions of the distributors, known as Electrical Sets. Each set55 is associated with limits to the indicators. The limits of the DIC and FIC indicators are defined for monthly, quarterly, and annual periods. The DMIC indicator limit is defined for monthly periods. The DICRI indicator limit is defined to each interruption on critical day56.

The forecasting of these indicators may be divided into three parts: estimate on the amount of fines for 2017, history of adjustment of fines in terms of unit cost, and high level of unit cost.

The estimate of the amount of compensations for 2017 was made based on the Offsetting Indicators Base of ANEEL and of the SAMP consumption units, owned by ANEEL, for years 2014 to 2016.

After Ë$ ÈÙÙæØççÜáÚ 6458?645: the following indicator was created to each distributor, in separate: R$ Offsetting 2014-2016 / # Consumption Units 2014-2016. This indicator represents to each distributor the sum of total offsetting occurred between 2014 and 2016, divided by the sum of the consumption units of the distributor between 2014 and 2016.

Following that, the average indicator of each distributor between 2014 and 2016 is multiplied by the forecast of the number of consumption units for 201757, achieving the offsetting value in 2017.

To calculate the history of adjustment of the fines in terms of unit costs, the evaluated companies were grouped in regional benchmarks:

55 The Sets may have differentiated coverage, with sets covering part of a municipalities and sets covering multiple municipalities
56 Regulation in Module 8 of te PRODIST Distribution Procedures
57 The forecasting of consumption units is treated in Chapter “Economic-Financial Evaluation”, Item “Demand Forecasting”, Subitem “Consumption Unit Forecasting”

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  Northeastern distributors: Cepisa and Ceal were grouped with Celpe, Cemar, Cosern, Ener- gisa Paraíba and Energisa Sergipe;
  Northern distributors: Amazonas Energia, Ceron, Eletroacre and Eletrobras Roraima were grouped with Celpa and Energisa Tocantins.

To each regional group, private distributors were selected as benchmark, with the determination of the average of benchmark indicators58 BRL 2016 Benchmark Offsetting / #2016 Benchmark Consumption Units, i.e., the Northeastern region considered Celpe, Cemar, Cosern, Energisa Paraíba and Energisa Sergipe; and the Northern region considered Celpa and Energisa Tocantins.

The evaluated distributors, whose offsetting per consumption unit were better than those verified in the benchmarks, maintained their (best) indicator throughout the period of concession. The evaluated distributors, whose indicators were worse than the benchmarks, improved their indicators until they reached the benchmark indicator level.

At last, the final level of unit cost of distributors is achieved in 5 years, until the first ordinary rate review after the beginning of the concession, in which distributors achieve the offsetting average per consumption unit of the benchmark groups.

These unit cost values, multiplied by the forecasted consumption units, generate to each year an offsetting value to be incurred by the evaluated distributors. These values are divided homogeneously to each month of each respective year in the evaluation.

The treatments of such offsetting occur with the definition of two documents:

1 – Normative Resolution no. 748, dated November 29, 201659, which establishes the terms and conditions for the provision of the public service of electric power by Designated Distributor;

2 – Official Letter no. 113/2017-DR/ANEEL, Brasília, dated May 3, 2017, case: 48510.000502/2017-00, which determines the submittal of a draft of the new model of Agreement for the Concession of Public Service of Electric Power Distribution60.

The treatment given in relation to Document 1, in its Chapter I (Revenue), in its Article 5 established that: “The Designated Distributor will be authorized to assign the resources from offsetting for violation of the limits of quality related to the continuity of the service and the voltage level in permanent regi-

58 The average verified in 2016 was used for the benchmark distributors in detriment of the 2014-2016 average, due to data missing in relation to the benchmarks for the periods before 2016
59 ANEEL
60 As resolved by ANEEL Management in the 15th Ordinary Public Meeting, held on May 2, 2017

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men as per items 2.13 of section 8.1 and 5.11 of section 8.2 of PRODIST’ Module 8 for investments in the area of concession. ”

These offset values are included in entry Obligations Linked to the Electric Power Service (Special Obligations), during the period of designation for the provision of the electric power public service, i.e., between 01/01/17 and 02/28/18.

In relation to Document 2, in its Clause Nineteen (Transitory Provisions), Subclause One, we have: “DISTRIBUTOR may allocate the resources from offsetting for violation of the limits of quality, related to the continuity of the services and the sampling measurements of the voltage level in permanent regime, for the investments in the area of concession, until the end of the fifth calendar year after the date of execution of the concession agreement. ”

I.e., between 03/01/2018 and 02/28/2023, the distributor may allocate such offsetting to make investments, according to the criteria below:

  Paragraph one: “DISTRIBUTOR must continue calculating the offset values from the date of execution of the agreement, according to the regulation, for the purposes of follow-up and in- spection by ANEEL”;
  Paragraph Two: From the second calendar year following the execution of the agreement, in case the calculated values of the offsets are below the values of the calculated offsetting for the previous calendar year, such difference will be considered as a remunerable investment by DISTRIBUTOR upon the rate review, with the remaining value being included in entry Obli- gations Linked to the Electric Power Public Service (Special Obligations) ”;
  Paragraph Three: “From the second calendar year after the execution of the agreement, in case the calculated values of the offsetting is greater than the values of calculated offsetting for the previous calendar year, such difference shall be invested doubled in the concession and included in entry Obligations Linked to the Electric Power Public Service (Special Obliga- tions) ”.

In addition, regarding Document 2, the values of offsets accounted in special obligations and remunerable investments by the distributor are distributed in 12 months starting from the comparative calculation of the values as described in Paragraphs Two and Three.

Finally, from 03/01/2023 to the end of the concession, on 02/28/2048, all the offsetting will be included as an expense in the PMSO account.

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CERES INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributor

The analysis of the history of Eletrobras Roraima, compared to its group of benchmarks in the Northern region, shows that the average of the offsetting value per consumption unit (UC) of the evaluated distributor is greater than its comparison peers. For 2017, the considered value of offsetting to Eletrobras Roraima was of R$ 13.40 per Consumption Unit, while the average of the benchmark group is of R$ 11.25 per Consumption Unit.

The history of reduction of the offsets takes into consideration the coverage of the benchmark group levels in 5 years. In this sense, a reduction of 3.44% per year was defined for the offsetting per consumption unit to the evaluated distributor.

	2014	2015	2016	2017	2014	2015	2016	Média 14-16	2017
	Offsetting value (R$ '000)				R$ Offsetting/Cons. Unit				
Eletrobras Roraima	674	2,718	2,533	2,137	4.82	18.45	16.36	13.40	13.40
Celpa	-	15,009	26,230	-	-	6.67	11.09	6.13	-
Celtins	1,997	-	6,742	-	3.72	-	11.96	5.27	-

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Evaluated Distributor and Benchmark	R$/Consumption Unit	Δ% Annual
Eletrobras Roraima	13.40	-3.44%
Benchmark Group	11.25	-

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

From the starting point established at R$ 13.40 per Consumption Unit, the annual reduction rate of 3.44% of such indicator shall apply. The table below shows the evolution of such indicator (R$/Consumption Unit), as well as the annual expense values of the distributor (R$ '000) with such offsetting. The estimate is that by 2022 the amount expended with offsetting could be around 2.157 million Reais. The increase of the total value of offsetting throughout the following years occurs due to the increase of the consumption units to be served by the distributor.

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
R$ ('000)	674	2.718	2.533	2.137	2.156	2.166	2.169	2.166	2.157	2.220	2.279	2.336
R$/UC Evaluated	4.82	18.45	16.36	13.40	12.94	12.50	12.07	11.65	11.25	11.25	11.25	11.25
R$/UC Benchmark	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

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RGR funds have already been released for February to June 2017 at the amount of R$81 million. From July to December 2017, release of other R$ 32 million is also forecasted, distributed in the months as shown in the table below.

Table 51 – RGR Releases

(R$ '000)	Feb/17	Mar/17	Apr/17	May/17	Jun/17	Jul/17	Aug/17	Sep/17	Oct/17	Nov/17	Dec/17
	Realized					Forecasted					
RGR Roraima	(30,578)	(11,172)	(11,172)	(11,172)	(16,969)	(5,929)	(5,733)	(5,519)	(5,350)	(5,040)	(4,017)
Total					**(81.062)**						**(31,589)**

Source: ANEEL

Net Debt

The net debt balance adopted for the evaluation of Eletrobras Distribuição Roraima was determined and complemented by the Due Diligence work of service B, as per report "Product 5: Accounting-Equity Due Diligence Report / Boa Vista Energia S.A.". The components of the net debt position indicated by the Accounting-Equity Due Diligence are presented in the table below. The position of the debt is fully discounted from the Enterprise Value of the company for the Valuation calculation.

Table 52 – Net Debt Balance

Net Debt (R$ '000)	Dec/15	Dec/16
Cash and cash equivalents	3,685	35,598
Loans - CP	(16,654)	(6,556)
Loans - LP	(37,048)	(108,687)
Net financial indebtedness	**(50,017)**	**(79,645)**
Surety and judicial deposits - LP	19,731	20,360
Reimbursement right - LP	206,904	202,115
Research and development - CP	(4,304)	(4,127)
Payable related parties	(2,406)	(21,294)
Suppliers -LP	(362,123)	(322,922)
Payable related parties - LP	(57,779)	(50,764)
Research and development - LP	(3,183)	(6,231)
After-employment benefit - LP	(643)	(1,816)
Provision for judicial causes	(50,696)	(48,252)
Other liabilities CP	-	-
Reimbursement obligations - LP	(49,900)	(60,030)
Other debt items	**(304,399)**	**(292,961)**
Reported net indebtedness	**(354,416)**	**(372,606)**
Reclassification between working capital and net indebtedness	**(282,552)**	**(516,241)**
1 CCC balance to return – received higher	-	(4,320)
2 CCC balance to receive – overdue and installments	NQ	NQ

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CERES INTELIGÊNCIA FINANCEIRA

Agreements for the Purchase and Sale of Power

Summary of Agreements for the Purchase and Sale of Power

The data contained in the contracts were collected to define the characteristics of the agreements of purchase and sale of power in the Regulated Contracting Environment (ACR). Such data were validated with spreadsheets of internal control, in October 2016, of Consolidated Result of Electric Power Auctions per Contract of the Electric Power Trading Chamber, sent by the distributor.

After gathering information on the contracts, the SPARTA system, 2016 readjustment, calculated if the power purchase volume was the same found in the contracts and spreadsheets of internal control. From the validation, the necessary volumes were added in order to obtain values and volumes compatible with the SPARTA.

With the data on quantity of power, price, beginning of effectiveness, end of effectiveness, base date of price, month of readjustment, and index rate of the readjustment of each contract, it was possible to group them based on the beginning and end of the contractual effectiveness, and to readjust the prices in order to update them. Thus, the contracts have been synthesized as shown in the table below. Such data were used as the basis for the demand of power to compose Installment A.

Table 54 - Power Purchase Agreements

Identification	Weighted Price	Qty. (MwAverage)	Beginning	End	Base Date	Month Readjust.	Index Rate
15th LEN	117.09	1.36	01/01/2017	12/31/2036	Oct/16	October	IPCA
15th LEN	122.99	8.49	01/01/2017	12/31/2046	Oct/16	October	IPCA
16th LEN	171.81	2.31	01/01/2018	12/31/2042	Oct/16	October	IPCA
16th LEN	145.63	2.88	01/01/2018	12/31/2047	Oct/16	October	IPCA
18th LEN	147.28	8.43	05/01/2018	12/31/2037	Oct/16	October	IPCA
18th LEN	166.19	1.04	05/01/2018	12/31/2042	Oct/16	October	IPCA
18th LEN	118.53	6.50	05/01/2018	12/31/2047	Oct/16	October	IPCA
21st LEN	310.95	10.26	01/01/2020	12/31/2044	Oct/16	October	IPCA
21st LEN	230.61	1.21	01/01/2020	12/31/2049	Oct/16	October	IPCA
23rd LEN	263.64	0.15	01/01/2021	12/31/2040	Oct/16	October	IPCA
23rd LEN	241.11	3.82	01/01/2021	12/31/2045	Oct/16	October	IPCA
23rd LEN	179.64	5.49	01/01/2021	12/31/2050	Oct/16	October	IPCA
Belo Monte	119.70	26.51	01/01/2017	12/31/2047	Oct/16	October	IPCA
Eletronorte Bilateral	219.88	100.86	01/01/2017	12/31/2047	Oct/16	October	IPCA
Own Generation	219.88	2.50	01/01/2017	12/31/2047	Oct/16	October	IPCA

Source: Ceres Inteligência Financeira

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Other Revenues Forecasting

The revenues that have not been linked to the operational indicators will remain fixed and shall be corrected by the IGP-M during the period. The initial base date of these revenues was defined by the average of the entry in the past three years. Revenues related to operational indicators were Forecast from the calculation of the average value in R$ per Consumption Units (“UC”) or Mega Watt hour (MWh), and based on the curve of the indicators, the factor is corrected based on the IGP-M. The definition of the factor was based on the average of the value of revenue in the past three years, over the average of the past three years of the operational indicator values.

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Regulatory Remuneration Base Flow

Regulatory Remuneration Base Calculation

To estimate the Regulatory Remuneration Base to be validated in 4CRTP by ANEEL, the additions, write-off, and adjustments of the regulatory agencies have been evaluated for the following lines:

(1)	Fixed Assets in Use (New Replacement Value);
(2)	Maximum Usage Index;
(3)	Gross Special Operations;
(4)	Fully Depreciated Assets;
(5)	Gross Remuneration Base = (1)-(2)-(3)-(4);
(6)	Accumulated Depreciation;
(7)	Net AIS (Market Value in Use);
(8)	Depreciated Usage Index;
(9)	Remuneration Base Value (VBR);
(10)	Stockroom in Operation;
(11)	Deferred Charges;
(12)	Net Special Obligations;
(13)	Real Property and Easements;
(14)	Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);
(15)	RGR PLPT Balance;
(16)	RGR Balance Other Investments;
(17)	Depreciation Rate;
(18)	Regulatory Reintegration Quota = (5)*(17);
(19)	Effective WACC before Taxes;

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(20) RGR PLPT Rate;

(21) RGR Rate Other Investments;

(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

Common Analyses to Distributors

Composition of the 4CRTP Regulatory Remuneration Base

The composition of the Regulatory Remuneration Base considered in the evaluation may be divided into two parts: Initial Base and ANEEL Adjustments62.

The Initial Base refers to the values that will compose the Regulatory Remuneration Base in the 4th Cycle of Periodical Rate Review (4CRTP). These values were determined by independent companies that conduct the Investment Evaluation (Incremental Base Review) and Armored Base of distributors between 3CRTP and 4CRTP, achieving a composition of part of the lines composing the Regulatory Remuneration Base of the 4CRTP to each distributor. This Initial Base takes into account the Complete Evaluation Report of Distributors.

Thus, the Complete Evaluation Reports, which include the Incremental Base Review and the Armored Base Review and that were considered in the evaluation of each distributor are:

Eletrobras Distribuição Acre: SETAPE – Report: “EDAC Executive Summary – Complete Base –Evaluation of the Electricity Assets of Acre – Eletrobras Distribuição Acre”, reference February 28, 2017;

Eletrobras Distribuição Alagoas: Levin – Complete Evaluation Report “Companhia Energética de Ala-goas – CEAL Project no. 2715-17745”, reference February 28, 2017;

Eletrobras Distribuição Amazonas: Levin – Complete Evaluation Report “Eletrobras Amazonas Ener-gia – Project Levin no. 3174-17752”, reference February 28, 2017;

Eletrobras Distribuição Piauí: Levin - Complete Evaluation Report “Cepisa Eletrobras Distribuição Piauí Project Levin no. 3082-18367”, reference February 28, 2017;

Eletrobras Distribuição Rondônia: Deloitte – Equity Evaluation Report “Centrais Elétricas de Rondônia

  Ceron”, reference February 28, 2017;

62 Performed by ANEEL inspection

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Eletrobras Distribuição Roraima: Levin – Complete Evaluation Report: “Eletrobras Distribuição Rorai-ma Project no. 3012-17862” reference February 28, 2017.

Complete Evaluation of distributions shall hereinafter mean the aforementioned reports, related to the respective distributors.

During the evaluation procedure, the Distributors had two review reports of the Regulatory Remuneration Base. One to be presented to ANEEL, except atypical situations, with the Asset Evaluation Report, which reviews the Incremental Base of a CRTP to the other, considering money adjustments, additions, and write-off.

The second, the Complete Evaluation Report, considers this same Asset Evaluation Base and also reviews the Armored Base of 3CRTP, adjusted to the 4CRTP. This report was made and used in this work due to the important value of the assets of the distributors with potential to make part of their Armored Bases. However, it should be noted that the reviews on the Armored Base may have a smaller expectation of being accepted for they regard to specific cases when compared to the evaluations of the Incremental Base between CRTPs63.

The position of the Complete Evaluation Report, which has been considered in this work, includes the money adjustments of the 3CRTP Base, the additions and write-off between the 3CRTP and 4CRTP, and the review of the 3CRTP Armored Base, adjusted to the 4CRTP. The additions, write-off, and review of the Armored Base were included in its pertinent items by the evaluator of the Complete Report.

The evaluation of the Complete Report includes64 from item (1) Fixed Assets in Use (New Replacement Value) to (14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13) and all were used in the composition of the initial Regulatory Remuneration Base of 4CRTP65.

Items (15) RGR PLPT Balance and (16) RGR Balance Other Investments were subject to money adjustment by the IPCA between the values obtained in 3CRTP and 4CRTP.

Finally, the other percentage items: (17) and (19) to (21) were maintained constant in relation to what has been verified in 3CRTP and subtotals (5), (7), (9), (14), (18) and (22) had their calculation logics.

63 To balance such smaller change of acceptance by the regulatory agency, the difference of the Reviewed Armored Base and the “Common” Armored Base (Armored Base of the Asset Evaluation Report) is set aside, which is greater than that applied to the Incremental Base, as detailed in the topics below
64 These same lines are also included for the Asset Evaluation Report that reviews the Incremental Base
65 Item 1 was adjusted by ANEEL’s disallowance rate, which implied the variation of the original values used in the Regulatory Remuneration Base of the economic-financial evaluation. The disallowance was applied in separate over the Incremental Base and the Armored Base

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ANEEL Adjustment on the Incremental and Armored Bases

ANEEL inspects the Incremental Base of assets and the Reviewed Armored Base66 between periodical rate cycles. This advent implies that the assets presented and/or reviewed may be considered as inapplicable and thus discarded by the regulatory agency. Thus, the incremental Base between the 3CRTP and 4CRTP and the Armored Base Review of this same period were applied percentages of Incremental Base Adjustments and Armored Base Adjustments, respectively.

The average adjustment (disallowance) of the group of distributors evaluated in the 3CRTP per region was applied over the Incremental Base that forms the Initial Base of 4CRTP67, or for cases in which the average adjustment is worse than that verified by the company, the adjustment of the distributor was maintained

The average adjustments (disallowance) of the group of distributors evaluated in the 3CRT per region were applied over the Reviewed Armored that forms the Initial Base of the 4CRTP. Such adjustment is applied once to each distributor in its Initial Base, i.e., it is not applied in the following years, differently to the Incremental Base. For the Reviewed Armored Base68, Northern companies were attributed a disallowance of 5.73% and Northeastern companies had disallowance of 5.01%.

From 2018 to 204869, the average adjustment of the benchmark private distributors70 is applied per region, obtained from the 3CRTP Incremental Base. A disallowance of 2.09% was considered to Northeastern, and of 2.83% to Northern companies.

Disallowances are considered as effective, i.e., they are not presented again in the future and considered as assets by ANEEL. This occurs due to two main reasons:

  Difficulty to present the proof of the investment at the degree demanded by the regulatory agency;
  Management faults that could generate investments in assets not acknowledged in the Regulatory Remuneration Base, which makes part of the invested assets to be set aside.

The evaluated distributors, with the entry of a new concession holder, will seek and gradually achieve the adjustment level by ANEEL of the benchmark private distributors of their regions, which will cause

66 In the specific cases in which they are reviewed and presented again, as occurring to the Evaluated Distributors
67 Provided by the investment evaluators between 3CRTP and 4CRTP
68 Armored Base of the Complete Report less Armored Base of the Incremental Report
69 From the period of a new concession
70 Benchmark distributors compared to those evaluated in the Northern region: Celpa and Cemar; Northeastern region: Celpe, Energisa Paraíba and Energisa Sergipe. Energisa Tocantins (Celtins) was discarded due to the atypical value (above 1.5 of standard deviation over the average of indicators) of ANEEL adjustment for the period considered when compared to the other private distributors

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in the average that their asset disallowances are reduced when compared to the period prior to the private concession holder.

Finally, the application of the disallowance of the Remuneration Base presented by the distributors is levied upon item (1) Fixed Assets in Use (New Replacement Value) and consequently affects the items connected thereto. This will make the values considered in the evaluation to be different of the asset evaluation report in the magnitude of the disallowance applied to each distributor.

Regulatory Remuneration Base Components Forecasting

Inflation adjustments, additions, and write-off of assets shall occur for the years after the Initial Base of 4CRTP, which are considered in the evaluation until the final period of the concession.

Money Adjustments

The money adjustments of the Regulatory Remuneration Base may be subdivided into four detailed subgroups, as follows:

Items Monetarily Adjusted Directly;

Items Consisting of Formulas;

Percentage Items;

Other Items.

It should also be noted that the values of the rates to which such adjustments occur may be found in section “Economic-Financial Evaluation”, in chapter “Macroeconomic Forecasting”.

The items of the Regulatory Remuneration Base are monetarily adjusted71 by the IPCA72:

(1) Fixed Assets in Use (New Replacement Value);

(3) Special Gross Obligations;

(10) Stockroom in Operation;

71 The IPCA is applied directly to the value observed from the Initial Base, also considering their increments and write-off throughout the evaluation period
72 National Price Index to the Broad Consumer Amplo – IBGE, according to PRORET Submodule 2.3 V5, review 2.0, with date of effectiveness on 11/23/2015 and after, according to Normative Review no. 686/2015, dated 11/23/2015

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(11) Deferred Asset;

(13) Real Properties and Easements;

(15) RGR PLPT Balance;

(16) RGR Balance Other Investments.

Items consisting of formulas, i.e., using the lines of the Regulatory Remuneration Base to be calculated, are monetarily updated indirectly, using the calculations over the items over which the accounts are realized, already monetarily updated. They are:

(5)	Gross Remuneration Base = (1)-(2)-(3)-(4);
(7)	Net AIS (Market Value in Use);
(9)	Remuneration Base Value (VBR);
(14)	Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);
(18)	Regulatory Reintegration Quota = (5)*(17);
(22)	Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

The percentage items are not monetarily adjusted by any index. These items are:

(17) Depreciation Rate;

(19) Effective WACC before Taxes;

(20) RGR PLPT Rate;

(21) RGR Rate Other Investments.

Finally, items net of their depreciations, depreciations, and complete usage rates are treated specifically and have their money adjustments obtained indirectly.

Item (2) Complete Usage Rate is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)73 by the ratio of the values of the Initial Base between item (2) over item (1).

[73] Monetarily adjusted by the IPCA as highlighted above
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Item (4) Fully Depreciated Assets is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)74 by the ratio between the Accumulated Fully Depreciated Assets over the Accumulated VNR, both items of the ratio are in the same monetary date.

On its turn, the (6) Accumulated Depreciation is found by multiplying item (1) Fixed Assets in Use (New Replacement Value) by the ratio between the accumulated depreciation and the Accumulated VNR, with both last items being in the same monetary date.

Item (8) Depreciated Usage Rate is also monetarily adjusted indirectly, multiplying item (2) Complete Usage Rate75 by the subtraction of one by the ratio between the Depreciation of the Accumulated Usage Rate over the Accumulated Gross Usage Rate, with both items of the ratio being in the same monetary date.

Finally, item (12) Net Special Obligations76 is obtained by multiplying item (3) Special Gross Obligations by one less the ratio between the Depreciation of the Accumulated Special Obligation over the Accumulated Gross Special Obligation, with both items of the ratio being in the same monetary date.

Increments and Composition of the Regulatory Remuneration Base Lines

The assets will have increments throughout the period of concession, which are net of write-off, and that are contemplated in the economic-financial evaluation of distributors.

The items of the Regulatory Remuneration Base are affected differently by these increments and may be divided into five groups:

Items with Direct Increments;

Items Consisting of Formulas;

Percentage Items;

Items without Increments;

Other Items.

Part of the items of the Regulatory Remuneration Base are incremented directly, as detailed below:

(1) Fixed Assets in Use (New Replacement Value);

74 Monetarily adjusted by the IPCA as highlighted above
75 Monetarily adjusted by the IPCA as highlighted above
76 Monetarily adjusted by the IPCA as highlighted above

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(3) Special Gross Obligations;

(10) Stockroom in Operation;

(13) Real Properties and Easements;

Items (1), (10) and (13) have their increment values of the Regulatory Remuneration Base detailed in section “Economic-Financial Evaluation” of this document, in section “Investment Forecasting” and, on its turn item (3), is detailed in chapter “Special Obligations”.

Items consisting of formulas, i.e., using the lines of the Regulatory Remuneration Base to be calculated, are monetarily updated indirectly, using the calculations over the items over which the accounts are realized, already with their respective increments. The composition of the formulas of these items is the same according to the provisions established by the regulatory agency77, these items being:

(5)	Gross Remuneration Base = (1)-(2)-(3)-(4);
(7)	Net AIS (Market Value in Use);
(9)	Remuneration Base Value (VBR);
(14)	Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);
(18)	Regulatory Reintegration Quota = (5)*(17);
(22)	Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

Percentage items are not affected by increments. Their percentages are established by regulation and the values verified in the 3CRTP of each evaluated distributor are kept constant. These items are:

(17) Depreciation Rate;

(19) Effective WACC before Taxes;

(20) RGR PLPT Rate;

(21) RGR Rate Other Investments.

These percentages are maintained unaltered throughout the entire valuation period.

77 ANEEL PRORET Submodule 2.3, V2.0, of Normative Resolution no. 686/2015, dated 11/23/2015

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Part of the items of the Regulatory Remuneration Base do not have increments, being only adjusted monetarily by the IPCA, considering the 3CRTP values allocated to each distributor.

(11) Deferred Asset;

(15) RGR PLPT Balance;

(16) RGR Balance Other Investments.

At last, the other items of the Regulatory Remuneration Base have particularities related to their composition and their increments, which are not related to the groups above.

Item (2) Complete Usage Rate is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)78 of the period for the ratio of the values of the Initial Base between item (2) over item (1).

Item (4) Fully Depreciated Assets is detailed in the topic below “Fully Depreciated Assets”, of this same Chapter “Regulatory Remuneration Base Flow”.

Item (6) Accumulated Depreciation is calculated from the sum of the depreciation of the Initial Base, summed to the depreciation of the Incremental Base throughout the period of concession. Greater detail of the depreciation may be found in Chapter “Investment Forecasting” of this same section.

Item (8) Depreciated Usage Rate is calculated from the multiplication of item (2) Complete Usage Rate by one less the ratio between the Depreciation of the Accumulated Usage Rate over the Accumulated Gross Usage Rate, considering the components of the ratio in the same monetary date.

Finally, item (12) Net Special Obligations is obtained with the multiplication of item (3) Special Gross Obligations, by one less the ratio between the Depreciation of the Accumulated Special Obligation and the Special Gross Obligation, considering the components of the ratio in the same monetary date.

[78] Monetarily adjusted by the IPCA as highlighted above
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Specific Analyses of Distributors

General Considerations about Boa Vista and Countryside

The Regulatory Remuneration Base (BRR) Start Base of Eletrobras Roraima included the assets of the capital (Boa Vista) and the countryside of the state. For the latter, BRR from Techncial Note No. 293/2017-SGT/ANEEL, dated September 20, 2017, process 48500.004824/2017-09 is used81.

Furthermore, addition of assets from the years after the Start BRR of the distributor also includes investments for capital and countryside, as discussed and presented in chapter “Investment Forecast”.

For the calculation of the BRR Start Base of the capital (Boa Vista), the methodology discussed in topic “Distributor Joint Analysis” of this chapter “BRR Flow” is used. The Start BRR calculation methodology for the countryside of the state of Roraima is presented in topic “Distributor Specific Analysis” of this chapter and presented below.

Composition of Start BRR of the Countryside of the State of Roraima

The formation of Start BRR of the countryside starts from the Evaluation Report made by an independent audit company, included in NT No. 293/2017-SGT/ANEEL.

This base contains the amounts of items82 (1) Service Fixed Assets (New Replacement Amount) to (19) WACC Real before Taxes and (22) Capital Remuneration (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

Three adjustments are made on this base:

  Financial adjustment
  Depreciation adjustment
  Adjustment Formula on Amount
  ANEEL adjustment

For the Financial adjustment, the base amounts, at prices from November 2016, are updated to Feb-ruary 2017. The update of this price reference date makes the bases for countryside and capital to be on the same financial date.

81 Subject from technical note: “Redefinition of the amount of Installment B of Boa Vista Energia S.A., due to designation of the company as responsible for the provision of public electric power service in the countryside of the State of Roraima.”
82 The description of the names of the other items, which compose BRR can be seen in this chapter “BRR Flow”, topic “BRR Calculation”

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This adjustment is applied to items (1) to (4), (5), (8) and (10) to (13) and the same IPCA forecast is used as that in the macro-economic assumptions of this evaluation.

For Depreciation Adjustment, historical depreciation of 4.15% a year in Boa Vista, discussed in chapter “Investment Forecast”, is considered for the period from November 2016 to February 2017.

This adjustment is applied on item (6) Accrued Depreciation, using item (1) Service Fixed Assets (New Replacement Amount) as a base and on item (12) Net Special Obligations, using item (3) Gross Special Obligations as a base.

For Adjustment of Formula on Amount, the formula, which composes item (22) Capital Remuneration (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19) is used rather than the total amount presented in the technical note. As this report has not been validated by SFF yet, it is considered that the inspection body will use the formula above of the amounts observed in the other BRR items and not the amount in this item presented in the Evaluating Company´s Report.

The amount presented in the evaluating company´s report is R$ 12,533,294.12; however, the amount calculated by the formula set by PRORET and used in the evaluation, which considers the amounts that compose the formula in that report, totalize R$ 8,910,134.60.

The ANEEL Adjustment for Boa Vista in its Addition Base is null. According to the same assumption, even using a report, which has not been validated by SFF, the final about of BRR for the countryside remains the same after application of the other adjustments mentioned above.

Finally, the specific adjustments of the items that compose the BRR, after totalizing countryside and capital, are handled as observed in topic “BRR Component Forecast” of this chapter.

Composition of J oint Start BRR for Capital and Countryside

The formulation of the Start BRR, which combines the BRRs for the Capital and the Countryside of the state of Roraima, can be divided in three parts, items totalized directly, namely (1) to (4), (6), (8), (10) to (13), (15) and (16); percentage items, which are kept (19) to (21) and items composed by formulas, (5), (7), (9), (14) and (22).

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Considerations on Assets in Course

It should be noted that this work does not incorporate the Fixed Assets positions in course of the enterprise to the Remuneration Base.

The evaluation reports of the Remuneration Base did not perform any treatment regarding the items of Fixed Assets in Course, due to the fact that this type of asset is not part of the scope of contract. In addition, the accounting position from the audited Financial Statements of the evaluated Distributor does not allow the acknowledgement of relevant particularities for the amounts in course to be considered.

Thus, based on the reports of the evaluators of the Remuneration Base and the audited Financial Statements, the following information cannot be extracted:

  what are the assets in operation not unitized;
  which amounts represent works in progress;
  which values refer to improvements or expansions interrupted;
  the New Replacement Value (VNR) of Fixed Assets in course;
  the depreciation rate to be applied and the moment in which its application begun;
  the usage rate of the assets for the cases in which the asset is already in use, and the source of financing of these assets in course.

These restrictions impede the estimate of the effective impact that the Fixed Assets in Course may generated to the Initial Remuneration Base and, consequently, to the respective tax impact.

Since the minimum set of premises to include these assets in course in the Remuneration Base was not met, it is not possible to obtain reasonable consistency regarding to eligibility for provision;
  physical-accounting conciliation;
  sources of financing, and
  other parameters of the reevaluation procedure (such as the VNR calculation, depreciation, usage rate, and write-off evaluations).

Thus, the effects of Fixed Assets in Course to the Remuneration Base were not included in this economic-financial evaluation document. The investor shall then analyze the criterion of adoption of the parameters to be considered.

Finally, for Eletrobras Distribuição Roraima, the Complete Assessment Report “Eletrobras Distribuição Roraima project No. 3012-17862” made by Levin is highlighted, which brings the balance for this Fixed Asset in Progress, as observed in the table below.

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Indemnification

This work considered the receipt of indemnification upon the end of the forecasting period (Feb/2048) resulting from the Net Remuneration Base.

The value calculated as indemnification is equivalent to the amount of the Net Remuneration Base of February/2048, net of tax over the capital gain. The capital gain was determined by the difference between the Net Remuneration Base at the end of the forecast, and the value of this base without the IPCA money adjustment effect.

The table below shows the forecasted value of indemnification for the case of Eletrobras Distribuição Roraima.

Table 72 – Indemnification Forecasting

R$'000 in Feb/2048
Net Remuneration Base	4,418,269
Income Tax on Money Adjustment	(698,158)
Net Indemnification	3,720,110

Source: Ceres Inteligência Financeira

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Tax Loss and Negative Basis of CSL

As indicated in the Accounting-Financial Due Diligence Report, the company did not acknowledge in accounting terms the deferred credits of IRPJ [Corporate Taxpayer Income Tax] and CSL [Contribution over Profit] over the tax loss and over the negative CSL base. The calculated balances are found in the table below and were considered, until their complete liquidation, as a reduction base of the forecast of taxes payable of the enterprise.

Table 73 – Tax Loss Balances and CSL Negative Base
(R$'000)	IRPJ	CSL	Total
Tax Loss / Negative CSL Base	1,146,160	1,139,936	1,144,512
IRPJ 25%	286,540	-	286,540
CSL 9%	-	102,594	102,594
Total	286,540	102,594	389,134
Source: Accounting-Equity Due Diligence Report (Product 5, page 35)

Special Obligations

Common Analyses to Distributors

The Special Obligations consist of resources related to: financial participation of the consumer, budget appropriation of the Government, federal, state, and municipal charges, and charges of special credits related to the investments applied to the enterprises linked to the concession.

The Special Obligations were calculated in two periods: The first for Dec/16, which used the position of Dec/16 made available by the evaluated distributors. The second from 2017, which excluded from the analytical bases of Special Obligations all nonrecurring items.

Bases with different levels of detail were provided, some distributors had specific treatments to define the recurring items. “Luz para Todos” Program (PLPT)87 is considered as a recurring item during its period of effectiveness for which distributors have expense forecasting (until 2019).

For the other Special Obligations, recurring items have been considered as those that in the past 5 years presented at least three variations of value, or that in the past three years had at least two years with variation of value.

[87] Detailed in the Investments chapter
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Indicators of Quality

Analysis of Indicators of Quality

The levels of the indicators of quality achieved by the evaluated distributors throughout the concession period (03/01/2018 to 02/28/2048) were estimated, the targets established by ANEEL in the same period were forecasted.

Seven indicators were evaluated:

DEC (Equivalent Duration of Interruption per Consumption Unit);

FEC (Equivalent Frequency of Interruption per Consumption Unit);

FER (Equivalent Frequency of Complaint);

IASC (ANEEL Rating of Consumer Satisfaction);

IAb (Telephone Support Abandonment Rate);

ICO (Indicator of Busy Calls of Telephone Support).

These indicators affect the Component of Quality of Service Q of Factor X and may influence the values of Installment B of distributors, in accordance with the coverage or not of the regulatory targets established by ANEEL. The levels of coverage or not of each distributor are compared with the results obtained by the distributors of a same group88. A distributor may be between the 25% best or worst companies to whether achieve or not the target, or between the other 75% that whether achieve or not the levels established by ANEEL.

Summing all indicators, the addition or reduction value of Installment B may be of 2%, depending on the level of coverage of ANEEL targets by the distributor in each indicator, also compared to the other distributors of its group.

The equations and parameters for the classes of each indicator were used in accordance with ANEEL’s PRORET 2.5 V2.0.

The weights equivalent to each indicator are presented below:

[88] Groups are defined by size of company, as per Submodule 2.5 V2.0 of ANEEL’s PRORET
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“Paragraph Three – From the second calendar year after the execution of the agreement, in case the calculated values of the offsetting is greater than the values of calculated offsetting for the previous calendar year, such difference shall be invested doubled in the concession and included in entry Obligations Linked to the Electric Power Public Service (Special Obligations).”

DEC and FEC

Common Analyses to Distributors

Forecasting of Indicators Performed by the Companies

The indicator of DEC (Equivalent Duration of Interruption per Consumption Unit) consists of the time in which a Consumption Unit (UC) remained without electric power for a certain period and the indicator of FEC (Equivalent Frequency of Interruption per Consumption Unit) consists of the number of times that an UV had no electricity for a given period.

The analyses92 may be divided into three parts: Starting Point, Indicator Variation Rate and ANEEL Limit.

The starting point consists of the DEC and FEC estimates for 2017 and is the result of data obtained for 201693 and adjusted according to ANEEL’s target of reduction for 201794 of DECi and FECi95. Based on the history of variation of distributors, the assumption is that distributors seek and achieve the DECi reduction percentage for the DEC as a whole, and, similarly, achieve the FECi percentage for the FEC as a whole.

The rate of variation of the indicator is based on the rate of variation realized by the private benchmark96. The DEC and FEC levels of the evaluated company in 2015 are evaluated and compared with the history of the private company, identifying 1993 and 2015 the most recent period in which the company had a rate near that of the evaluated company.

With the evaluation of this period of similarity of indicators, the extension of the period from this point to 2015 is evaluated, followed by the calculation of the annual geometric mean of variation of the indi-

92 DEC and FEC Analyses are carried out in separate but have common constructive logical structure
93 Annual DEC and FEC of the case of collective indicators of continuity of ANEEL
94 Procedure 48500.004245/2016-77, Vote, Table 1 – Limit for the end of 2017 for operational management. Variation % between the Determined DECi and its Limit for 2017 and the Determined FECi and its Limit for 2017
95 Internal DEC and Internal FEC, indicators that accompany the interruptions occurred in the distribution system of internal origin
96 Companies with geographic proximity to the evaluated distributors

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cator of the private company. Such indicator is initially applied in the distributors evaluated between 2018 and 2022, including both.

The assumed premise is that the privatization will cause the evaluated company to present internal changes that will impact the improvement of the indicator, aligned with the improvement verified by other distributors, also private.

Between 2023 and 2027, the speed in which distributors adjust97 to achieve the limits established by ANEEL98 for 2027. This is possible due to the maturity that the new concession holder gains throughout the period in the management of the company, which enables a degree of improvement that is faster than that verified in the recent period by the benchmark private distributors. Subsequently, the speeds adjust to the speed verified by the private distributors.

The evolution of the indicators occurs until the distributor achieves the DEC and FEC levels of the benchmark distributors for 2015 and remain constant until the end of the concession, on February 28, 2048.

At last, it should be noted that although achieving the global regulatory DEC and FEC levels, the distributor may offset consumer in case of violation of the individual limits. Such offsetting is treated in section “Offsetting for the Transgression of the Continuity Limits”.

Forecasting of Limits Established by ANEEL

The definitions of the limits established by ANEEL are based on those established between 2014 and 2016 by ANEEL to each distributor. To 2017, the limit used was that established by no. 88/2017-SRM/SGT/SRD/ ANEEL, dated May 24, 2017, case: 48500.002667/2017-99, until November to Elet-roacre, Amazonas Energia, Ceron and Eletrobras Roraima, and until September to Cepisa and Ceal, for it consists of the limit established to distributors for the year.

The subsequent months used the limits established in Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99, thus achieving a weighted limit for 2017 between both technical notes.

97 Approximate speed of that verified by the private companies, to be presented in the specific analysis to each distributor
98 Estimate by Ceres as exposed below

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Years from 2018 to 2023 99 considered the provisions of Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99, related to the definitions of regulatory DEC and FEC limits for the designated distributors, which are: Eletroacre, Ceal, Amazonas Energia, Cepisa, Ceron and Eletrobras Roraima100.

Such Note 147/2017-SRM/SGT/SRD/ ANEEL defines the DEC and FEC limits in its paragraph 72, Table 7, and its paragraph 70 defines the period of duration of these limits “(...)Such limits shall remain unaltered until the fifth calendar year following the execution of the new contracts, so that the first ordinary rate review of the new contract establishes the limits for the next cycle.”

These limits established for five years are presented in the table below.

Table 77 – DEC and FEC Global Limits from 2018 to 2022, including101

Source: ANEEL, Ceres Inteligência Financeira

Therefore, the evaluation considered the global DEC and FEC limits for 2018 and the ANEEL 2018 limits until the first rate review of each distributor in 2023.

From the first rate review after the assumption of a new concession holder in the second semester of 2023102, an adjustment factor is applied to the targets established by ANEEL.

Such subsequent targets range according to the annual geometric mean of variation of ANEEL’s target for each distributor individually evaluated between 2014 and 2017103. The targets adjust according

99 Until the month of the ordinary rate review. To facilitate the view, the values are presented with annual references where 2022 will represent the indicator until the month of review
100 The limit includes Boa Vista (Capital) and CERR (Countryside), with the global limits of each one, for DEC, are of 29.75 and 99.84, respectively, while for FEC are of 54.65 and 68.65
101 Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99
102 November 2023
103 From 2014-2016, the limits established by the following technical notes have been used –Eletroacre: NT 0194/2013-SRD/ANEEL on August 9, 2013, procedure 48500.002318/2013-43; Ceal: NT 0186/2013-SRD/ANEEL on July 30, 2013, procedure 48500.000547/2013-23; Amazonas Energia: NT 0179/2013-SRD/ANEEL on July 24, 2013, procedure 48500.001941/2013-89; Cepisa: NT 0199/2013-SRD/ANEEL on August 13, 2013, procedure 48500.000546/2013-89; Ceron: NT 0234/2013-SRD/ANEEL on November 8, 2013, procedure 48500.002316/2013-54; Boa Vista: NT 0178/2013-SRD/ANEEL on July 22, 2013, procedure 48500.001942/2013-23; Year 2017 used the limits verified in Technical Note 88/2017-SEM/SGT/SRD/ANEEL on May 24, 2017, procedure 48500.002667/2017-99

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to the variation rate proposed by the agency until the target reaches the degree of the indicator verified by the benchmark private companies, remaining constant from that point.

When achieving the targets of the period, distributors stabilize their efforts of improvement in order to achieve ANEEL’s target and sustain it. In the long term, companies tend to have indicators verified by the benchmark companies, which tend to be equal to the targets estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the DEC and FEC targets.

Specific Analyses of Distributor

For the quality indicators, adjustment was made to contemplate estimation between Boa Vista and CERR by weighing per consumer unit104 for indicators DEC, FEC, FER and IASC. For the INS, IAB and ICO indicators, as there was no data for the indicator for CERR, the indicator achieved by Boa Vista in the period of analysis was assumed as representative for Boa Vista and CERR as a whole.

Table 78 – Consumer Units Boa Vista and CERR

Consumer Units	2013	2014	2015	2016
# UC CERR + Boa Vista	135,060	147,212	148,823	155,496
# Boa Vista	95,134	105,974	106,274	113,960
# CERR	39,926	41,238	42,549	41,536
% Boa Vista	70.44%	71.99%	71.41%	73.29%

Source: ANEEL, Ceres Inteligência Financeira

Given these adjustments, the results obtained in the forecast of the distributor´s results and targets for the concession period contemplating the consolidated data for Boa Vista and CERR are presented.

Furthermore, it is highlighted that the variation of the DEC and FEC limits set by ANEEL increase for Eletrobras Roraima between 2014 and 2017, diverging from the drop trend of the other designated distributors. Thus, the average of the annual variations of the other evaluated distributors was used105 for the variation of the limits set by ANEEL from 2023 to the end of the concession period in 2048.

104 ANEEL Base for DEC and FEC indicators of Consumer Units per operation region
105 Eletroacre, Ceal, Amazonas Energia, Cepisa and Ceron

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Table 92 - FEC Benchmark Curve

Benchmark	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Cemar	39.3	32.9	24.6	19.8	16.8	15.1	14.0	11.6	10.9	10.9	11.0	9.0
Source: ANEEL, Ceres Inteligência Financeira

FER

Common Analyses to Distributors

The FER indicator (Equivalent Frequency of Complaint) consists of the equivalent frequency of complaints per each thousand of consumption units.

Its analysis may be divided into three main parts: Starting Point, Indicator Variation Rate, and Target.

The starting point consists of the FER estimates for 2017 and is the result of data of the indicator of each distributor obtained between 2010 and 2016106. The geometric mean of annual variation of the distributor to each distributor between 2010 e 2016 is calculated and the variation is applied over the FER realized in 2016. (Realized FER Evaluated Distributor 2016)*(1+Geometric Mean FER 2010-2016 Evaluated Distributor)

The rate of variation of the indicator as of 2018 results from the rate of variation realized by the benchmark private groups107. The indicators from 2010 to 2016 of each benchmark are used to calculate the simple average of the indicator of each established group108. The joint geometric mean per group is applied between years 2012 and 2016109, having (2017 Indicator)*(1+Rate of Variation of 2013-2016 Benchmark Group) and so successively until the indicator achieves the FER targets defined by ANEEL of the evaluated distributions to the years starting in 2017.

The FER target used is the limit to year 2017 and after that, defined110 by ANEEL to each distributor. When achieving the targets in the period, distributors stabilize their efforts to improve the indicator. In the long term, companies tend to have indicators equal to the targets estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the FER targets.

106 FER base of ANEEL Distribution Indicators
107 Companies with geographic proximity to the evaluated distributors
108 Benchmark distributors of the Northern region: Celpa and Celtins (Energisa TO) and benchmark distributors of Northeastern region: Celpe, Cemar, Energisa Paraíba and Energisa Sergipe
109 2012 is the year in which the FER indicators of the groups of private companies are more similar to the average of the indicators of the evaluated distributors. From such common point, we evaluate how the indicator of non-state owned is developed and apply its variation rate to the FER of the evaluated companies
110 Normative Resolution no. 574, dated August 20, 2013

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IASC

Common Analyses to Distributors

The IASC (ANEEL Rating of Consumer Satisfaction) indicator consists of the result of the research of evaluation of the degree of satisfaction of the residential consumer with the provided services.

Its analysis may be divided into three main parts: Starting Point, Indicator Variation Rate, and Target.

The starting point consists of the IASC estimates for 2017 and also provide data of the indicator of each distributor obtained between 2010 and 2016111. The geometric mean of annual variation of the indicator to each distributor between 2010 and 2016 and applies to the variation over the IASC during 2016. (IASC realized Evaluated Distributor 2016)*(1+Geometric Mean IASC 2010-2016 Evaluated Distributor)

The rate of variation of the indicator as of 2018 will be originated by the realized variation rate of the benchmark private groups112. The 2010 to 2016 indicators of each benchmark allows for the calculation of the simple average of the indicator of each group established113. The joint geometric mean is applied per group114 between years 2015 and 2016, with (2017 Indicator)*(1+Variation Rate of the 2015-2016 Benchmark Group) and so successively until the indicator achieves the IASC targets defined by ANEEL for the distributors evaluated for the years as of 2017.

The IASC target used is the minimum value of 70115 from 2017 and sustained until the end of the concession. When achieving the targets of the period, the distributors stabilize their efforts of improvement of the indicator. In the long term, companies tend to have indicators equal to the targets estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the IASC targets.

Specific Analyses of Distributor

Eletrobras Roraima achieves the IASC ANEEL limits starting in 2023 and throughout the entire period of concession, which makes the distributor to be part of the 75% that achieves the target.

111 IASC base of ANEEL Distribution Indicators
112 Companies with geographical proximity to the evaluated distributors
113 Benchmark distributors of the Northern region: Celpa and Celtins (Energisa TO) and benchmark distributors of Northeastern region: Celpe, Cemar, Energisa Paraíba and Energisa Sergipe
114 The variation between 2015 and 2016 is the only one with expressive variation of the IASC indicator between 2010 and 2016. Since as of April 2017 it will count on the composition of the X Factor, we understand that the most recent improvement represents the effort of private companies to meet ANEEL targets
115 PRORET ANEEL Submodule 2.5A

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Table 113 – Group of Benchmark of INS Realized

	Variation Rate
Benchmark		2012	2013	2014	2015	2016
	2016-2013

Private 1	-1.50%	90.5	94.3	87.0	83.7	90.2

Source: ANEEL, Ceres Inteligência Financeira

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IAb

Analyses Common to the Distributors

The IAb (Indicator of Telephone Service Abandonment) consists of the list of calls abandoned by the calls received less abandoned.

The IAb base of the distributors evaluated was reviewed and they noticed that the indicators improved from 2010 and 2016, reaching in 2016 the minimum levels required by ANEEL of 4%117. Therefore, they deemed that in 2017 the distributors evaluated have kept the levels of indicator in 2016.

The IAb targets of ANEEL have been perpetuated from 2017 to 2047. The companies have kept the levels established by ANEEL and become part of the group of remaining distributors – 75% - that reached the target in the period.

Specific Analyses of the Distributor

Eletrobras Roraima achieves the IAb ANEEL limits throughout the entire period of concession, which makes the distributor to be part of the 75% that achieves the target.

Table 114 - IAb Indicator – Realized/Forecast x Target 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	0.40	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54
ANEEL Limit	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Δ%	-90%	-87%	-87%	-87%	-87%	-87%	-87%	-87%	-87%	-87%	-87%
Source: ANEEL, Ceres Inteligência Financeira

117 PRORET ANEEL Submodule 2.5A
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ICO

Analyses Common to the Distributors

The ICO (Busy Call Indicator of Telephone Service) refers to the list of busy calls over offered.

Its analysis can be divided into three main parts: Starting Point, Indicator Variation Rate and Target.

The starting point consists of the ICO estimates for 2017, which derives from indicator data of each distributor obtained from 2010 to 2016118. The average is calculated by excluding the missing data119 from 2010 to 2016.

The indicator variation rate from 2018 to 2022 is calculated based on the variation of indicators obtained by the groups of benchmark of the outsourced distributors120. By using the indicators from 2010 to 2016 of each benchmark, the simple indicator average is calculated for each group established. The joint geometric average is applied per group from 2012 to 2016121, in which we have (Indicator 2017)*(1+Variation Rate of the Group of Benchmarks 2012-2016) and so on until the indicator reaches the targets defined by ANEEL of the distributors evaluated for the years starting in 2017 of ICO.

Between 2023 and 2027 the distributor speed is adjusted 122 to reach the target established by ANEEL123 for 2027. This is possible thanks to the maturity that the new concessionaire acquires during the period in the company management, which allows them an improvement rate faster than that verified in the recent period by the benchmark of the outsourced distributors. Subsequently, the speeds are adjusted to the speed verified by the outsourced distributors.

The ICO target used is the maximum amount of 2%124 from 2015, which is kept to the concession end. While reaching the targets of the period, the distributors stabilized their improvement efforts of the indicator. In the long run, the companies tend to show indicators equal to the targets estimated for ANEEL. This leads the companies to reach the remaining 75% of distributors that reach the ICO targets.

118 ICO base of Distribution Indicators of ANEEL
119 The year of 2016 and other points along the historical series present missing data, reason which the average reference checked in the period was used
120 Companies geographically located near the distributors evaluated
121 The interval with longer historic period was used, without missing data among the benchmark outsourced
122 Speed near that checked by the outsourced companies will be presented in the specific analysis for each distributor
123 Estimated by Ceres as it will be addressed below
124 PRORET ANEEL Submodule 2.5A

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X Factor Forecast

Considerations Commons to the Distributors

The X Factor tries to keep the balance established in the tariff revision between revenue x effective expenses for the subsequent tariff repositioning. It transfers to the consumer the potential gains of productivity of the electrical distribution segment.

It is formed by three components125:
Factor X = Pd + Q + T in which,

:	Gains of productivity of distribution;
:	Technical and commercial quality of the service provided to the consumer;
:	Trajectory of operating costs.

Pd Factor
The Pd is calculated by the following formula:
Pd (i) = PTF + 0.14 x (ΔMWh(i) - ΔMWh average) – 0.04 × ( Δ UC(i) - ΔUC average), where	)

PTF: Average productivity of the distribution segment of 1.53% p.a.;

ΔMWh(i): Annual average market variation of the concessionaire i, between the prior tariff revision and the tariff revision in progress;

Average ΔMWh: Annual average variation of the distributor market of 4.65% p.a.;

ΔUC(i): Annual average variation of the number of consuming units invoices of the concessionaire i, between the prior tariff revision and the tariff revision in progress;

Average ΔUC: Annual average variation the number of consuming units invoices of 3.39% p.a.

125 ANEEL PRORET Submodule 2.5 v2.0
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The PTF values, Annual average variation of the distributor market and Annual average variation of the number of consuming units were maintained during concesion, starting May/15, date on which they became valid.

The values ΔMWh(i) and ΔUC(i) were calculated according to the forecast of demand and specific consuming units per consumption class of each distributor evaluated and are discussed in the chapter of Demand Forecast of this document.

Finally, we outline that according to the official letter no. 113/2017-DR/ANEEL 126 in its “Clause Nineteenth – Transitory Provisions”, Subclause Three, the value of Pd component will be defined as zero127 between the agreement execution ate and the first subsequent ordinary tariff revision.

Q Factor

The Q Component of the X Factor composed portions technical and commercial quality according to the following equation: Q = 0.70.QTechnical + 0.30.QCommercial.

The technical component is composed by the indicators DEC (Equivalent Duration of Interruption per Consuming Unit) and FEC (Equivalent Frequency of Interruption per Consuming Unit).

The commercial component is composed by the indicators of FER (Equivalent Frequency of Complaint), IASC (ANEEL Index of Consumer’s Satisfaction), INS (Telephone Service Level Indicator), IAb (Telephone Service Abandonment Indicator) and ICO (Busy Call Indicator of Telephone Service).

These commercial and technical indicators are discussed in further details in the chapter “Quality Indicators” and take into account, among others, the provisions of the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL, of September 8, 2017, case 48500.002667/2017-99.

Considerations about the T Factor

The description and dates used for this component are discussed in the chapter that addresses Operating Costs and PMSO (Personnel, Materials, Services of Outsources and Others). We outline that during evaluation, between the agreement execution and the first ordinary subsequent tariff

126 On May 3, 2017, case 48510.000502/2017-00
127 Also provided in the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL on September 8, 2017, case 48500.002667/2017-99

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Calculation of the Regulatory WACC and Discount Rate

Calculation of the WACC Rate

ANEEL calculates the Weighted Average Cost of Capital (WACC) used in the calculation of the Capital Remuneration (RC) of the distributor, which composes the Portion B. The table below shows the real WACC before taxes and the real WACC after taxes calculated for the years of tariff revision.

Table 129 – Calculation of Regulatory WACC

	Real WACC	Real WACC
	Before taxes	after taxes

2019	11.83%	7.81%
2023	12.08%	7.97%
2028	12.08%	7.97%
2033	11.24%	7.42%
2038	10.98%	7.25%
2043	11.07%	7.30%
2048	11.23%	7.41%

Source: Ceres Inteligência Financeira.

Calculation of Ke and WACC of Market Cost of equity (Ke)

The cost of equity was calculated according to the methodology already presented in this document. With that, the composition of the cost of equity (Ke) found for the company evaluated can be viewed equivalently in the following table. The rates, however, were forecast year by year during the entire concession period, according to the annex.

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CERES
INTELIGÊNCIA FINANCEIRA

Table 131 – Financial Structure of the Companies

Equatorial	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	502,149	176,455	166,693	216,644	517,214	662,137	906,589	869,308
Short Term Debt	760,769	257,092	342,185	818,280	175,208	970,716	852,690	986,951
Long Term Debt	3,128,378	1,084,609	1,127,211	2,257,395	3,050,429	3,404,177	3,082,448	3,847,440
Average Balance	3,194,798		1,405,549	2,272,536	3,150,656	3,800,265	4,155,016	4,384,765
Cost of Debt	**17.42%**		11.86%	9.53%	16.42%	17.42%	21.82%	19.83%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/DI	**147.82%**		102%	114%	204%	161%	165%	142%

Coelce	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	166,184	159,541	134,465	163,869	133,031	167,313	207,716	197,354
Short Term Debt	249,390	261,468	236,280	187,617	147,976	131,530	395,797	384,031
Long Term Debt	854,297	581,441	859,146	766,154	774,042	1,134,099	901,531	695,660
Average Balance	1,082,579		969,168	1,024,599	937,895	1,093,824	1,281,479	1,188,510
Cost of Debt	**15.45%**		13.87%	15.99%	14.18%	15.30%	16.21%	16.61%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**144.75%**		120%	190%	176%	141%	122%	119%

Ampla rj	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	296,019	213,405	195,242	195,848	189,529	208,424	375,456	694,226
Short Term Debt	341,985	450,098	567,248	248,710	106,444	209,042	355,388	790,340
Long Term Debt	1,778,949	797,854	844,324	1,107,447	1,419,582	1,599,493	2,329,232	2,438,990
Average Balance	1,837,592		1,329,762	1,383,865	1,441,092	1,667,281	2,246,578	2,956,975
Cost of Debt	**16.86%**		14.68%	14.15%	13.15%	12.50%	16.71%	23.48%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**144.63%**		127%	169%	163%	116%	126%	168%

Eletrobras	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	7,209,741	2,789,800	2,848,884	3,130,611	3,256,398	7,918,149	17,896,207	12,628,136
Short Term Debt	4,486,314	2,105,674	5,014,281	4,764,074	1,982,569	5,257,263	4,581,674	5,845,989
Long Term Debt	38,744,462	32,283,838	38,885,727	45,613,253	30,712,400	35,041,785	42,379,060	39,975,814
Average Balance	42,389,624		39,144,760	47,138,668	41,536,148	36,497,009	43,629,891	46,391,269
Cost of Debt	**18.75%**		7.28%	6.64%	7.84%	21.70%	41.02%	27.22%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**157.33%**		63%	79%	97%	201%	310%	194%

Source: Ceres Inteligência Financeira.

Table 132 - Enterprise Value and Company Debt

Company	Cost of Debt	Gross debt	Ev	Debt To equity Pl	Debt/DI	Debt To Equity MC
Eletropaulo	15.27%	3,099,172.60	4,305,981.92	92.39%	137.81%	99.91%
CELESC	17.13%	762,892.40	1,078,106.91	6.91%	158.42%	14.51%
Equatorial	17.42%	3,889,146.80	8,555,543.67	67.63%	147.82%	37.58%
Coelce	15.45%	1,103,687.40	4,276,685.55	53.13%	144.75%	28.20%
Ampla rj	16.86%	2,120,933.60	6,222,435.72	76.74%	144.63%	43.05%
Eletrobras	18.75%	43,230,776.20	55,199,995.15	85.51%	157.33%	309.90%

Source: Ceres Inteligência Financeira.

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Irrecoverable Revenues

Analyses Common to the Distributors

The irrecoverable revenues evaluated are the value invoiced that had not been received up to certain set date. Irrecoverable revenue is that deemed the indicator average: (value invoiced not received in the period t)/(total value invoiced in the period t), from the 49th to the 60th month prior to the base date.

The analysis can be divided into three main parts: an estimate for 2017, a variation rate of the indicators along the concession period and the target established.

To assess the indicator level in 2017, the medium value of the indicator was calculated for the base date of Dec/16. For each consumption class, the total value invoiced in the 60 prior months130 was assessed as well as the total value not received of such respective months in relation to the base date of Dec/16131.

The medium value was calculated between the value invoiced not received over the total value invoiced between the months of Dec/11 and Nov/12 inclusive, reaching the value of irrecoverable revenues on the base date of Dec/16.

The percentage of annual variation proposed by ANEEL in the indicator between 3CRTP and 2CRTP was applied to the value of Dec/16, reaching the value estimated for Dec/17. Thus, it was concluded that the company reached the variation forecast by the regulating body.

In relation to the variation rate after 2017, between 2017 and 2020, it was concluded that the variation rate proposed by ANEEL between 3CRTP and 2CRTP carries on being reached, completing a period of four years in this variation rate, according to initial forecast of ANEEL.

From 2021, the variation rate considered is that proposed in the variation from 4CRTP to 3CRTP. Such order of variations is chosen based on the difference of the rates initially proposed by the regulating body. The variation from 3CRTP to 2CRTP in average is softer than that proposed from 4CRTP to 3CRTP. It is agreed that the default levels need time to be deeply changed and, therefore, a less accelerated rate was used in the 3 first years of concession and a more accelerated rate was applied in the subsequent years.

130 Data obtained from the distributors also made available for ANEEL. Period prior to the base date considered from Dec/11 to Nov/16
131 Considering Dec/16, when what was invoiced, e.g.; in Jan/15, has not yet been received by the distributor

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The rate of irrecoverable revenues is stabilized when it reaches the target established by ANEEL in 4CRTP. If the company indicator has been lower than the target of the regulating body since the beginning, such default level lower than the target has perpetuated.

The reference target is the rate of irrecoverable revenues established by ANEEL for 4CRTP[132]

Specific Analyses of the Distributors

Consumption Class	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Target
Household	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	2.36
Industrial	3.21	2.73	2.32	1.97	1.97	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69
Commercial	1.12	1.10	1.08	1.06	1.04	0.92	0.82	0.78	0.78	0.78	0.78	0.78	0.78
Rural	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	5.04
Public Power	14.33	13.20	12.16	11.20	10.32	8.72	7.37	6.23	5.27	4.45	3.76	3.18	0.19
Public Lighting	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.31
Public Service	97.60	93.47	89.51	85.72	82.09	67.84	56.07	46.34	38.30	31.65	26.16	21.62	0.25
Others	21.36	19.86	18.46	17.17	15.96	13.27	11.03	9.17	7.62	6.34	5.27	4.38	0.24

Source: ANEEL, Ceres Inteligência Financeira

Consumption Class	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Target
Household	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	2.36
Industrial	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69
Commercial	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78
Rural	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	1.15	5.04
Public Power	2.69	2.27	1.92	1.62	1.37	1.16	0.98	0.83	0.70	0.59	0.19
Public Lighting	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.31
Public Service	17.87	14.77	12.20	10.09	8.34	6.89	5.69	4.71	3.89	3.21	0.25
Others	3.64	3.03	2.52	2.09	1.74	1.45	1.20	1.00	0.83	0.69	0.24

Source: ANEEL, Ceres Inteligência Financeira

[132] ANEEL PRORET Submodule 2.2 v1.0, v1.1 e v2.0

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Loss Forecast

The electrical distribution system losses are divided into two categories: Basic Network losses and Distribution Network losses. In its turn, the Distribution Network losses are divided into Technical Losses and Non-Technical Losses.

The Basic Network loss consists of the energy loss in the physical processes occurring between generation to the distribution system. Such loss costs are divided equally between the generator and distributor, with each company assuming 50% of the Basic Network loss. The Technical Loss consists of the energy loss inherent to the electric power transport, voltage transformation and energy measurement. They can be deemed as the consumption of equipment employed in the energy distribution. The Non-Technical Losses correspond to the difference between total losses and technical losses. The remaining losses are associated to the distribution system (e.g; energy robbery, measurement error, invoicing error, etc.). These are losses related to the commercial management of the distributors.

The model is forecast in loss percentage in the energy invoiced (deemed equivalent to the energy injected in the Forecasts of this work) for the Technical Losses and in the Basic Network and loss percentage in the low voltage market for the Non-Technical Losses, as established by the submodule 2.6 of PRORET.

Technical Loss and Loss in the Basic Grid

The regulatory loss consists in the amounts of efficient loss defined as a target for the distributor in the tariff review period. It has been assumed that the Real Loss in the Basic Grid and the Technical Loss will be equal to the calculated regulatory ones. The Technical Loss was calculated by ANEEL133 in the last tariff review cycle in 2013, and considered the physical characteristics of the distribution system and the distributors´ equipment. The Real Loss in the Basic Grid is calculated monthly by CCEE134 and the regulatory amount is provided by the average of the measurements in the last 12 months and the amount from the last tariff adjustment in 2016 was used. As the amounts of Technical Loss and Loss in the Basic Grid are not related to the distributor´s activity and its distributed power administration, but to physical processes and the characteristics of the used equipment, it was defined that for both indicators, the regulatory and the Real amounts will remain constant and equal along the period.

133 Data obtained from SAMP, disclosure source defined by submodule 2.6 of PRORET
134 Data available in SPARTA, file from the last tariff adjustment (2016)

Ceres Inteligência Financeira	164

Installment A

Installment “A” involves costs related to the electric power generation and transmission activities, as well as the sectorial charges provided for in specific law. These are costs with sums and prices that, to certain extent, are beyond the utility’s will or management. When calculating Installment A, SPARTA data of the tariff readjustment occurred on November 1, 2016 were considered.

The costs associated with Installment “A” of the revenue are comprised of:

  Electric power purchase due to the “Benchmark Market”, including the amount of electric pow- er from the own generation undertakings;
  Connection and use of the electric power transmission and distribution plants;
  Sectorial charges outlined in specific law, such as: Financial Set-off for Use of Water Re- sources - CFURH for electric power generation purposes, as applicable; Electric Power Ser- vice Surveillance Fee - TFSEE; Energetic Development Account - CDE; Program for Devel- opment of the Alternative Sources of Electric Power - PROINFA; System Service Charge - ESS; Spare Power Charge - EER; Contribution to the National Electric System Operator - ONS; Research & Development - R&D; Energetic Efficiency Program – PEE.

Amounts of Sectorial Charges and Costs of Transmission on the Prior Benchmark Date (DRA) and on the Date of the Readjustment being Processed (DRP) are contained in the following table. In the case of Rorama, there are no transmission costs:

Table 157 - Sectorial Charges

Se toŒial haŒges	D‘P	D‘A
RGR
CCC
TFSEE	346,858	351,042
CDE
CFURH
ESS/EER
PROINFA
P&D	2,966,459	3,690,261
ONS

Source: ANEEL136

136 Technical Record No. 379/2016-SGT/ANEEL
Ceres Inteligência Financeira	172

Table 158 - Transmission Costs

Transmission Costs	DRP	DRA
Basic Grid	-	-
Basic GŒid Border	-	-
Basic Grid ONS (A2)	-	-
Basic Grid Export. (A2)	-	-
MUST Itaipu	-	-
Itaipu Transport	-	-
Connection	-	-
Use of the distribution system	-	-

Source: ANEEL137

The Prior Benchmark Date (DRA) is defined as the effective date of the latest ANEEL-homologated tariff process.

The Date of the Readjustment being Processed (DRP) is the effective date of the Annual Tariff Readjustment being analyzed for homologation by ANEEL.

The Annual Revenue (RA0), as known as “Benchmark Revenue”, is defined as the Annual Electric Power Provision, Supply, Consumption Revenue and Use of the Distribution Systems, calculated based on the economic tariffs homologated at DRA and the "Benchmark Market", therefore, excluding PIS/PASEP, COFINS, ICMS and the financial components external to the economic readjustment.

The Annual Revenue (RA1) comprises the new utility’s revenue on the DRP and corresponds to the sum of the new Installments “A” and “B”. Therefore:

RA1 = (VPA1 + VPB1)

Where:

VPA1: Amount of Installment “A” on the Date of the Readjustment being Processed (DRP);

VPB1: Amount of Installment “B” on the Date of the Readjustment being Processed (DRP).

Table 159 - Benchmark Revenue and Annual Revenue

Roraima	R$ ('000)
RA0	394,264
RA1	311,985
Source: ANEEL138

137 Technical Record No. 379/2016-SGT/ANEEL
138 Technical Record No. 379/2016-SGT/ANEEL

Ceres Inteligência Financeira	173

Amount of Installment “A” (VPA1), considering the effective conditions on the DRP and the Benchmark Market, is calculated by considering the Off-Balance Sheet Account of Variation of Amounts for Items of Installment A (CVA), which is adjusted by SELIC and includes the electric power related to the Isolated Systems: the average cost of power traded in the Regulated Contracting Territory (ACR), Transmission Costs and sectorial charges, with the amounts of the tables below.

Table 160 - CVA

Roraima	CVA Being Processed	CVA Balance to be
	(R$'000)	Offset (R$'000)
PoÁeŒ PuŒ hase	(12,089)	1
TŒa suissiov Costs	-	-
“e toŒial ha ges	-	-

Source: ANEEL139

Solvency Indicators

Draft of the new template for Agreement for Public Service Concession of Electric Power Distribution, issued on May 3, 2017 by Aneel and under the liability of the CEO, Romeu Donizete Rufino, sets forth, in its attachment II, the efficiency parameters in the economic and financial management, as follows:

Compliance with the Efficiency Criterion in relation to the Economic-Financial Management shall depend upon compliance with the following inequalities:

(I)	LAJIDA ≥ 0 (until the end of 2020 and maintained in 2021, 2022 and 2023);
(II)	[LAJIDA (-) QRR] ≥ 0 (until the end of 2021 and maintained in 2022 and 2023);
(III)	{Net Debt / [LAJIDA (-) QRR]} ≤ 1 / (0,8 * SELIC) (until the end of 2022); and
(IV)	{Net Debt / [LAJIDA (-) QRR]} ≤ 1 / (1,11 * SELIC) (until the end of 2023).

The first set of analyzed data corresponds to the amounts realized throughout 2019, since inequalities are verified as of the year following the agreement effective period. In such case, non-compliance with one of the conditions provided above, for two following years, as of 2019, shall lead to terminated concession, as exposed in clause eighteen of the agreement.

139 Technical Record No. 379/2016-SGT/ANEEL
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For Eletrobras Distribuição Roraima, it can be observed that there was no non-fulfillment of inequations between 2019 and 2023. Therefore, the indicator does not represent a risk for the concession.

Table 161 – Solvency Indicator

		2019	2020	2021	2022	2023
(I)	Parameter	0	0	0	0	0
	Indicator	177,021	96,557	142,357	161,019	145,652
	Inspection	VERDADEIRO	VERDADEIRO	VERDADEIRO	VERDADEIRO	VERDADEIRO
(II)	Parameter	0	0	0	0	0
	Indicator	154,782	73,358	118,173	132,732	116,168
	Inspection	VERDADEIRO	VERDADEIRO	VERDADEIRO	VERDADEIRO	VERDADEIRO
(III)	Parameter	13.8	14.1	14.3	14.3	14.3
	Indicator	4.0	7.8	3.9	2.4	1.9
	Inspection	VERDADEIRO	VERDADEIRO	VERDADEIRO	VERDADEIRO	VERDADEIRO
(IV)	Parameter	10.1	10.2	10.4	10.4	10.4
	Indicator	4.0	7.8	3.9	2.4	1.9
	Inspection	VERDADEIRO	VERDADEIRO	VERDADEIRO	VERDADEIRO	VERDADEIRO

Source: Ceres Inteligência Financeira

Result Analysis

From the Forecast results, it is possible to analyze the evolved Revenue, Default, Costs and Financial Indicators' behaviors for the appraised company.

The results and analyses are exposed below aimed at pointing how Forecasts behave throughout the period and detailing non-linear results.

Analysis of Forecast Revenue

The following table contains the 2017 revenue behavior until the end of concession. Fluctuations noted for the gross income in Real terms are related to the Tariff Reviews occurring from 5 to 5 years and to the changes to Installment A, since changes occur to the Forecast electric power consumption during the period.

Table 162 – Evolved Gross Income

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Gross Operating Income	584	701	785	708	665	789	948	1,132	1,266	1,244	1,289
Revenue Growth Rate		20.00%	11.95%	-9.79%	-1.90%	3.51%	3.32%	2.23%	1.10%	-1.77%	3.62%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Figure 14 – Evolved Revenue and Growth Rate

1,400
1,200
1,000
800
600
400
200
0
ROB (R$ MM)
15%
10%
5%
0%
-5%
-10%
Growth Rate (%)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Gross Operating Revenue
Revenue Growth Rate

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Analysis of Forecast Default

Forecast Default comprises the Real Non-Recoverable Revenues and is relevant for the analysis since it affects directly the Gross Operating Income of the appraised company. By analyzing the behavior of such Indicator, the expected decrease to the default rate throughout the Forecast period is noted.

Table 163 – Default

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Default (R$ MM)	14	15	15	11	7	7	8	9	10	9	10
Default Rate	3.5%	3.0%	2.6%	2.3%	1.6%	1.2%	1.1%	1.1%	1.1%	1.1%	1.1%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Figure 15 – Default Evolution

16
14
12
10
8
6
4
2
0
5%
4%
3%
2%
1%
0%
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Default (R$ MM)
Default Rate

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Analysis of Forecast Costs

In order to understand the Forecast costs, the choice was opening each cost, as may be noted in the following table:

Table 164 - Operating Costs and Expenses

Operational costs	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Power Purchase	247	268	275	308	335	385	448	521	564	572	596
Manageable Costs (PMSO & SG&A)	108	125	114	110	100	95	97	99	101	101	101
Sectorial charges (Costs)	0.16	0.94	0.97	0.64	0.49	0.73	0.96	1.21	1.38	1.40	1.42
Effect of Loss Difference (Reg-Real)	-2.53	-3.22	-4.17	-5.09	-9.02	-4.57	-4.07	-6.85	-9.01	-9.07	-9.43
Total	355	394	390	419	436	481	546	621	666	675	698

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

As of 2020, there is a growth and then, the total costs show a small variation in the other years.

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Table 165 – Costs versus EBITDA

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Manageable Costs (PMSO & SG&A)	- 108	- 125	- 114	- 110	- 100	- 95	- 97	- 99	- 101	- 101	- 101
EBITDA	58	101	167	87	47	86	135	194	247	223	231
Manageable Costs/ EBITDA	186.5%	124.2%	68.1%	126.9%	212.9%	111.0%	72.2%	51.0%	40.8%	45.4%	43.8%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Analysis of manageable costs evidences, in Real terms, that there is no margin or scale earnings throughout years, reaching Cost/EBITDA percentages of 60.4% in 2030 which estimates a reduction in the result difference. In 2040, these levels were reduced to 51%.

Figure 17 – Evolution of Costs versus EBITDA

R$MM
Gross Margin (%)
250
200
150
100
50
430%
380%
330%
280%
230%
180%
130%
80%
30%
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Manageable Costs (PMSO and SG&A)
EBITDA
Manageable Costs / EBITDA

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Figure 18 – Evolved Costs with Power Purchase

Cost (R$ MM)
700
600
500
400
300
200
100
0
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Power Purchase

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Gross Margin and EBITDA Analysis

For the purpose of expanding the result analysis and crossing different data, the following table was created, showing the behavior of Gross Margin with the accounts impacting directly upon such Indicator, in the case, Net Operating Revenue, Total Operating Cost and Gross Profit.

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Net Operating Revenue	411	492	553	501	473	563	677	809	904	888	920
Total Operating Cost	353	391	385	414	427	477	542	614	657	665	689
Gross Profit	167	226	281	198	147	181	232	293	348	324	333
Gross Margin	40.53%	45.90%	50.82%	39.46%	30.97%	32.24%	34.28%	36.28%	38.47%	36.45%	36.16%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

All Gross Margin results remained position during the period, with expressive growth in 2018 and 2019, a sharp drop as of 2023, due to the reduction of the net revenues, and milder amounts until the end of the concession.

Figure 21 – Evolved Operating Indicators: Gross Margin

R$ MM
1,000
900
800
700
600
500
400
300
200
100
0
55%
50%
45%
40%
35%
30%
25%
Gross Margin (%)
2017
2026
2027
2036
2037
Net Operating Revenue
Total Operating Cost
Gross Profit
Gross Margin

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

The following table shows the behavior of the EBITDA Margin with the accounts with a direct impact upon such Indicator. Gross Profit (which is composed by Net Revenue, considering the costs) and Expenses.

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Analyses of Financial Indicators

The following table provides company's summary financial indicators. From the table, it is possible to note that 2024 and 2026 had the worst results for Net Margin, Gross Margin and EBITDA, associated with increased costs and expenses not followed by revenue growth. Regarding indicator Return on Invested Capital, in 2020, 2024 and 2025, they were negative due to the negative EBIT in the period and as of 2028, the indicator remained positive with some expressive variations. In relation to Return on Assets, in turn, which shows how capable the company's profit is to finance its assets, is negative for 2026, due to the negative net profit for the period.

Financial Indicators	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Gross Margin	40.53%	39.71%	42.89%	31.17%	32.93%	34.35%	34.53%	26.95%	28.70%	29.85%
EBITDA Margin	25.03%	17.10%	22.66%	7.90%	10.41%	12.79%	12.89%	3.49%	6.00%	7.88%
Net Margin	6.22%	6.62%	15.85%	8.53%	5.37%	8.12%	10.34%	1.18%	3.18%	-5.52%
Return on Invested Capital (ROIC)	9.65%	4.04%	6.22%	-0.22%	0.67%	1.52%	1.61%	-1.28%	-0.47%	0.19%
Return on Assets (ROA)	3.87%	3.48%	8.47%	3.72%	2.31%	3.25%	4.06%	0.42%	1.25%	-2.46%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Financial Indicators	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Gross Margin	30.85%	32.17%	32.71%	33.42%	33.62%	33.87%	34.27%	35.29%	35.37%	35.19%
EBITDA Margin	9.57%	11.50%	12.53%	13.76%	14.32%	14.93%	15.71%	17.27%	17.64%	17.73%
Net Margin	6.82%	19.51%	8.33%	11.10%	4.29%	15.82%	24.65%	13.20%	13.82%	5.11%
Return on Invested Capital (ROIC)	0.74%	1.44%	2.55%	3.95%	4.20%	4.40%	5.01%	6.37%	7.21%	7.07%
Return on Assets (ROA)	3.04%	8.36%	3.78%	5.35%	2.15%	8.02%	12.79%	7.32%	8.04%	3.09%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Financial Indicators	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Gross Margin	35.37%	35.02%	36.48%	36.38%	36.18%	36.13%	34.83%	37.25%	36.47%	36.40%	35.99%
EBITDA Margin	18.20%	18.19%	20.23%	20.32%	20.26%	20.37%	19.34%	22.39%	21.61%	21.68%	21.38%
Net Margin	16.34%	24.37%	13.02%	13.28%	5.15%	17.69%	25.80%	13.99%	13.31%	10.36%	15.57%
Return on Invested Capital (ROIC)	7.29%	7.66%	9.83%	10.69%	11.08%	10.04%	8.98%	11.96%	11.99%	12.47%	12.12%
Return on Assets (ROA)	9.90%	14.97%	8.60%	9.22%	3.73%	11.86%	16.19%	9.46%	9.26%	7.48%	11.05%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Final Forecasts and Appraisal Results

Forecast DRE

Table 172 – Forecast DRE Eletrobras Distribuição Roraima

Income Statement (R$ '000)	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Gross Operating Income	**569,131**	**713,121**	**832,338**	**783,998**	**906,716**	**1,323,350**	**1,955,990**	**2,872,897**	**3,951,944**	**4,047,005**	**4,371,006**
Operating Revenue	544,256	690,145	733,278	649,483	854,108	1,316,142	1,938,361	2,842,423	3,932,000	4,079,692	4,328,566
Revenue from Financial Components	(8,361)	(33,572)	44,271	61,451	28,716	(3,763)	3,280	11,768	(4,345)	(58,266)	15,508
Other Revenues	5,347	5,691	6,024	6,371	8,369	10,971	14,349	18,706	24,290	25,579	26,932
(-) Deductions	(168,779)	(212,770)	(246,248)	(229,524)	(261,543)	(379,538)	(559,500)	(821,290)	(1,129,994)	(1,157,420)	(1,249,689)
(-) ICMS	(101,481)	(127,337)	(148,737)	(139,973)	(161,702)	(236,228)	(349,495)	(513,754)	(706,978)	(723,857)	(781,933)
(-) PIS/COFINS	(52,645)	(65,964)	(76,991)	(72,520)	(83,871)	(122,410)	(180,929)	(265,743)	(365,555)	(374,348)	(404,318)
(-) Real Non-Recoverable Revenues	(13,902)	(14,853)	(15,516)	(12,635)	(10,074)	(11,756)	(15,536)	(21,844)	(29,749)	(30,446)	(32,895)
(-) Sectorial charges (Deductions)	(751)	(4,615)	(5,004)	(4,396)	(5,895)	(9,144)	(13,540)	(19,949)	(27,713)	(28,769)	(30,543)
Net Operating Revenue	**400,352**	**500,352**	**586,090**	**554,474**	**645,173**	**943,812**	**1,396,490**	**2,051,607**	**2,821,950**	**2,889,585**	**3,121,317**
(-) Operating costs and expenses	(343,572)	(397,646)	(409,069)	(457,918)	(581,334)	(799,571)	(1,118,428)	(1,558,640)	(2,051,254)	(2,165,133)	(2,336,278)
(-) Manageable Costs (PMSO & SG&A)	(105,573)	(127,080)	(120,696)	(122,328)	(135,889)	(160,051)	(200,686)	(251,377)	(314,479)	(328,832)	(343,792)
(-) Power Purchase	(240,303)	(272,880)	(291,766)	(340,518)	(457,071)	(645,949)	(924,148)	(1,321,597)	(1,760,584)	(1,861,243)	(2,019,654)
(-) Effect of Loss Difference (Reg - Real)	2,460	3,270	4,422	5,634	12,296	7,657	8,386	17,390	28,117	29,494	31,977
(-) Transmission Costs	-	-	-	-	-	-	-	-	-	-	-
(-) Sectorial charges (Costs)	(155)	(956)	(1,029)	(705)	(670)	(1,228)	(1,981)	(3,057)	(4,307)	(4,553)	(4,809)
EBITDA	**56,780**	**102,705**	**177,021**	**96,557**	**63,838**	**144,241**	**278,062**	**492,967**	**770,696**	**724,452**	**785,039**
(-) Depreciation & Amortization	(27,322)	(36,535)	(40,788)	(43,601)	(49,357)	(66,862)	(56,271)	(84,345)	(107,765)	(112,430)	(120,964)
(-) IFRS Depreciation	(18,068)	(24,551)	(27,367)	(28,665)	(33,248)	(50,246)	(38,986)	(77,199)	(104,211)	(108,837)	(117,219)
(-) Depreciation	(9,255)	(11,984)	(13,421)	(14,936)	(16,109)	(16,616)	(17,285)	(7,146)	(3,554)	(3,593)	(3,745)
EBIT	**29,458**	**66,171**	**136,233**	**52,955**	**14,481**	**77,379**	**221,791**	**408,621**	**662,932**	**612,022**	**664,075**
(-) Financial Expenses	(48,899)	(41,115)	(44,040)	(40,905)	(20,835)	(25,498)	(37,276)	(44,500)	(33,857)	(25,115)	(11,172)
(+) Financial Revenues	2,812	(47,017)	117,905	53,831	31,588	60,867	98,708	81,881	105,412	(46,128)	217,181
(+) Cash Financial Revenue	3,644	6,760	12,178	14,980	30,937	30,407	28,791	400	553	563	534
(+) Adjustment for Inflation of Financial Assets	(832)	(53,777)	105,727	38,850	651	30,460	69,917	81,481	104,859	(46,691)	216,647
EBT	**(16,630)**	**(21,961)**	**210,098**	**65,881**	**25,234**	**112,748**	**283,223**	**446,003**	**734,487**	**540,779**	**870,084**
(-) Income Taxes	1,558	1,749	(57,195)	(22,355)	(14,054)	(35,583)	(68,838)	(107,167)	(240,288)	(188,067)	(276,330)
(-) CSLL	357	(3,096)	(8,143)	(3,346)	(3,677)	(7,403)	(13,595)	(22,976)	(56,666)	(52,872)	(58,809)
(-) IRPJ	993	(8,600)	(22,620)	(9,296)	(10,214)	(20,565)	(37,764)	(63,821)	(157,407)	(146,868)	(163,359)
(-) Taxes deferred from Financial Assets	208	13,444	(26,432)	(9,713)	(163)	(7,615)	(17,479)	(20,370)	(26,215)	11,673	(54,162)
Net Profit	**(15,071)**	**(20,212)**	**152,903**	**43,526**	**11,181**	**77,164**	**214,386**	**338,836**	**494,198**	**352,712**	**593,754**

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Source: Ceres Inteligência Financeira

Indirect Cash Flow

Table 173 – Forecast Indirect Cash Flow Eletrobras Distribuição Roraima

Indirect Cash Flow (R$ '000)	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Cash Flow of Operations	**148,066**	**103,607**	**172,800**	**98,897**	**83,481**	**156,866**	**277,084**	**448,263**	**558,470**	**533,428**	**572,757**
(+) Net Profit	(15,071)	(20,212)	152,903	43,526	11,181	77,164	214,386	338,836	494,198	352,712	593,754
(+) Reverse Entry: Depreciation & Amortization	27,322	36,535	40,788	43,601	49,357	66,862	56,271	84,345	107,765	112,430	120,964
(+) Reverse Entry: Financial Expenses	48,899	41,115	44,040	40,905	20,835	25,498	37,276	44,500	33,857	25,115	11,172
(+) Reverse Entry: IFRS Financial Revenue	832	53,777	(105,727)	(38,850)	(651)	(30,460)	(69,917)	(81,481)	(104,859)	46,691	(216,647)
(+) Reverse Entry: IFRS Deferred Taxes	(208)	(13,444)	26,432	9,713	163	7,615	17,479	20,370	26,215	(11,673)	54,162
(Δ) Deferred Taxes	(3,723)	1,652	11,410	3,235	1,445	7,556	17,816	37,140	-	-	-
(Δ) Assets e Liabilities + Indemnity	90,014	4,185	2,955	(3,233)	1,151	2,630	3,774	4,552	1,294	8,154	9,353
Cash Flow of Investments	**(32,359)**	**(139,422)**	**(71,529)**	**(64,359)**	**(33,196)**	**(30,113)**	**(37,045)**	**(45,571)**	**(56,060)**	**(216,205)**	**(236,467)**
(-) CapEx from Maintenance	(4,239)	(32,231)	(33,473)	(37,211)	(261)	(321)	(395)	(485)	(597)	(622)	(649)
(-) CapEx from Maintenance Property, Plant & Equipment	(4,239)	(32,231)	(33,473)	(37,211)	(261)	(321)	(395)	(485)	(597)	(622)	(649)
(-) CapEx from Installation	(28,121)	(107,190)	(38,056)	(27,148)	(32,935)	(29,793)	(36,650)	(45,086)	(55,463)	(215,582)	(235,819)
(-) Financial CapEx from Installation	(28,121)	(104,188)	(37,005)	(26,407)	(32,380)	(28,994)	(35,668)	(43,877)	(53,976)	(209,568)	(229,236)
(-) CapEx from Installation Property, Plant & Equipment	-	(3,002)	(1,051)	(741)	(555)	(798)	(982)	(1,208)	(1,486)	(6,014)	(6,583)
Cash Flow of Financing Operations	**(87,555)**	**60,845**	**3,582**	**(81,406)**	**(54,431)**	**(26,082)**	**(251,932)**	**(402,378)**	**(502,321)**	**(316,662)**	**(335,646)**
(-) Dividends Paid	-	-	-	-	-	-	(201,573)	(318,304)	(355,778)	(216,667)	(110,388)
(+) Capital Contributions | (Reduction)	108,667	-	-	-	-	-	-	-	-	-	-
(+) Funds Received for Investments	4,239	32,231	33,473	37,211	261	321	395	485	597	622	649
(+) Loans Received	112,651	64,949	18,267	13,031	15,809	14,301	17,592	21,641	26,622	103,479	-
(-) Loans Repaid	(276,495)	551	(4,569)	(91,130)	(49,734)	(15,205)	(31,069)	(61,701)	(139,905)	(178,982)	(214,734)
(-) Interest Paid from Loans	(36,616)	(36,887)	(43,589)	(40,518)	(20,766)	(25,498)	(37,276)	(44,500)	(33,857)	(25,115)	(11,172)
(Δ)Reserve Account	-	-	-	-	-	-	-	-	-	-	-
Total Cash Fluctuation	**28,152**	**25,030**	**104,853**	**(46,868)**	**(4,145)**	**100,670**	**(11,892)**	**314**	**89**	**562**	**644**
Final Balance	**63,749**	**88,779**	**193,632**	**146,764**	**366,820**	**421,023**	**342,266**	**5,307**	**7,041**	**7,603**	**8,247**

Source: Ceres Inteligência Financeira

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FCFF
Table 174 – Forecast Cash Flow to Firm Eletrobras Distribuição Roraima

Free Cash Flow to Firm (R$'000)	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
(+) EBITDA	56,780	102,705	177,021	96,557	63,838	144,241	278,062	492,967	770,696	724,452	785,039
(+) Δ Assets & Liabilities + Indemnity	(1,983)	(13,554)	(26,623)	(7,549)	(3,372)	(17,630)	(41,570)	(86,661)	(213,885)	(199,549)	(221,987)
Cash Flow to Firm (Nominal)	(28,121)	(107,190)	(38,056)	(27,148)	(32,935)	(29,793)	(36,650)	(45,086)	(55,463)	(215,582)	(235,819)
Cash Flow to Firm (Real)	112,651	64,949	18,267	13,031	15,809	14,301	17,592	21,641	26,622	103,479	-
Source: Ceres Inteligência Financeira

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Results

When considering all assumptions described in the previous sections and the general assumptions of the appraisal, it is possible to calculate the Cash Flow of the shareholder and the firm’s valuations. The equity capital and the weighted average cost is 7.57% per year and its calculation log may be analyzed in the specific section “Regulatory WACC and Discount Rate Calculation”.

Table 175 - Results from Appraisal Eletrobras Distribuição Roraima

Pattern Results	Valuation
Methodologies	R$'000
Free Cash Flow to Firm (FCFF)	(294,800)

Source: Ceres Inteligência Financeira

The following table contains the key appraised components segregated, focused on the Cash Flow to Firm. Items “Cash (DD)”, “Debt (DD)” and “Contingencies (DD)” comprise the recommendations of the Due Diligence conducted and refer to the balances dated Dec/16. The Enterprise Value was calculated considering the flow from March 2018 to February 2048 and refers to the base date of February 2018.

Table 176 – Valuation Components

Pattern Results
Methodologies	Free Cash Flow to Firm (FCFF) R$'000
Enterprise Value	672,136
Cash (DD)	35,597
Gross Debt (DD)	(924,445)
Contingencies (DD)	(5,041)
National BRR Payment	(73,047)
Valuation	(294,800)

Source: Ceres Inteligência Financeira

Component “BRR Payment Countryside” represents the amount equivalent to the payment of the Total Net Remuneration Base for base date in Dec/16 (adjusted by IPCA), as indicated in item 42 of NT 293/2017 - SGT/ANEEL. As of this payment, the new concession holder will have the prerogative to benefit with the indemnity of BRR in the countryside of the state of Roraima.

We highlight that the EV values have their base date in March 01, 2018. In turn, the amounts verified in the Due Diligence for Cash, Gross Debt and Contingencies were reported for December 2016. In summary, either such balances are required to be Forecast for the appraisal date or exclusive date should be used to appraise all such structures, having to be adjusted by some adjustment Indicator until the effective date of settling the disposal. In this case, IPCA was adopted for application of the adjustment accruing over the Enterprise Value.

The following table contains the results of the Enterprise Value respectively adjusted as per the IPCA indexer, for the base date of December 31, 2016. Such adjusted result is, therefore, on the same base

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date of the Net Debt balance and the contingencies indicated by the Accounting-Capital Due Diligence.

Table 177 – Adjusted Enterprise Value

		Free Cash Flow to Firm (FCFF)	
Base date *Enterprise Value*		Feb/2018	Dec/2016
Adjustment on *Enterprise Value*		-	IPCA
***Enterprise Value* (R$)**	**A**	**672,136,279.60**	**638,663,860.21**
Cash (R$)	B	35,597,051.18	35,597,051.18
Gross Debt (R$)	C	(924.445.234,99)	(924,445,234.99)
Net Debt (R$)	**B+C**	**(888,848,183.81)**	**(888,848,183.81)**
Tax, labor and social security contingencies (R$)	D	NQ	NQ
Legal Contingencies (R$)	E	851,632.45	851,632.45
Actuarial Adjustments	F	449,282.02	449,282.02
Environmental Adjustments (R$)	G	(6,342,015.35)	(6,342,015.35)
National BRR Payment (R$)	H	(73,046,735.23)	(73,046,735.23)
***Valuation* (R$)**	**A+B+C+D+E+F+G+H**	**(294,799,740.32)**	**(328,272,159.71)**

Source: Ceres Inteligência Financeira

Forecast Cash and gross indebtedness balances for the company in Feb/18 are shown in the following table. Such balances may be comprised in the valuation analysis considering the base date of March 1, 2018. It should be stressed that the contingencies balance is not contained in such items.

Table 178 – Forecast Cash and Gross Debt Balance

Forecast	Benchmark Date	R$'000
Cash	Feb/18	76,561
RGR Balance	Feb/18	(107,206)
Remaining Debt	Feb/18	(688,220)

Source: Ceres Inteligência Financeira

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Table 181 – Data from Eletrobras Distribuição Roraima for appraisal by multiples (R$’000)

	UC	Fin Asset +	EBITDA 2020	EBITDA 2023	Revenue	Revenue	Revenue	BRR 2016	VPB 2016	VPB 2019
		intangible			2016	2020	2023
Roraima	156,811	422,946	72,116	87,399	406,496	414,127	407,405	183,160	79,216	227,603

Source: Financial statements, SAMP, SPARTA and Ceres Inteligência Financeira

Figures of consuming units were obtained from the financial statements and the report of the System for Market Information Monitoring for Economic Regulation (SAMP) of ANEEL140. The 2020 EBITDA, 2023 EBITDA, Net Operating Revenue (ROL) for 2020 and 2023 were obtained in Forecasts conducted by Ceres. The 2016 Net Operating Revenue was obtained from the financial statements of each company.

The considered Total Net Compensation Basis is the same as that of chapter “BRR Flow” for the utility at 4CRTP, which considers the company’s Full Appraisal Report141. Finally, Amuont of Installment B was obtained at the SPARTA spreadsheets of the tariff review of each of the companies142 and the Annual Tariff Readjustment of each company143 and Amount of Installment B for 2019 was calculated by Ceres, multiplying required power and Installment B.

Forecast amounts for EBITDA 2020 and 2023, Net Operating Revenue 2020 and 2023, and VPB 2019 were carried at their present value in December 2016. The discount rate used was the average WACC, used in the Forecast pattern, with the value of 7.57%.

Most of these companies used for comparison were privatized over 15 years ago, such companies are consolidated as private companies. Thus, the EV itself is not directly comparable, since upon acquisition of such value it could suffer some discount. Such discount would be justifiable by the investment, improvements and optimizations already conducted throughout such years in the companies privatized in the 1990’s or even the reported private companies, which implies current consolidated values with such valuations previously incorporated. The appraised company is going through less advanced performance stage in most of its managerial indicators.

140 SAMP Report (ANEEL Website). Accessed on: May 05, 2017.
141 Levin – Full Evaluation Report “Companhia Energética de Alagoas – CEAL project no. 2715-17745”, reference February 28, 2017
142 CELPA: Open Court ANEEL 038/2012
 CELPE: Open Court ANEEL 008/2013
 CEMAR: Open Court ANEEL 054/2013
 COSERN: Open Court ANEEL 009/2013
143 Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

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Neoenergia acquired Iberdrola's 7%-share at Cosern and 8.5% at Coelba, respectively for €32 million and €160 million.

These were the transactions used as basis for calculation of the multiples. US-Dollar and Euro values were transformed into Brazilian Real by the foreign exchange estimate of the transaction day. All values were inflated by the IPCA until December 2016.

The following multiples were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{Financial\ Assets+Intangible\ Assets+PP\&E}$
- $\frac{Enterprise\ Value}{EBITDA}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$

Except for the Enterprise Value, which was calculated from the amounts of the transactions, amounts for financial assets, EBITDA, Net Operating Revenue and Consuming Units were obtained from the financial statements of the transaction years. The financial assets also included amounts for intangible assets and property, plant and equipment. Cash values were inflated by the IPCA until December 2016.

Aimed at calculating the EV for Light SESA, the proportional Shareholders' Equity of Light Sesa was calculated in relation to the Shareholders' Equity of Light, just as previously conducted for Celesc Distribuição, since the electric power distribution activities are focused on Light SESA. Remaining values used were obtained from the financial statements of Light SESA.

With each year's amounts of multiples, the simple arithmetic average for each company was calculated. From average values, the average between companies was calculated for each multiple. Amounts found are reported below:

Table 188 - Multiples from Share Transfer

Multiples	Light 2006	Light 2009	Ampla 2011	CPFL Piratininga 2001	Cosern 2015	Coelba 2015	Average
EV/UC	1.80	2.99	2.49	6.03	2.14	2.03	2.91
EV/Financial+ intangible Assets	1.13	1.82	1.30		2.00	1.64	1.58
EV/EBITDA	6.62	1.37	5.41	13.00	7.33	8.74	7.08
EV/Revenue	0.71	6.87	1.25	4.07	2.13	1.51	2.75

Source: Ceres Inteligência Financeira

According to the previous example, the multiples above were used, multiplying them by the multiples of the appraised companies to obtain the Enterprise Value.

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Table 189 - Enterprise Value of Multiples from Share Transfer (R$’000)

EV	Roraima
EV/UC	456,999
EV/ Financial+intangible Assets	668,340
EV/EBITDA 2020	510,463
EV/EBITDA 2023	618,639
EV/Revenue 2016	1.119,804
EV/Revenue 2020	1.140,827
EV/Revenue 2023	1.122,309

Source: Ceres Inteligência Financeira

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Source: Ceres Inteligência Financeira

Amounts of multiples calculated with the data for the year when such companies were privatized are way beyond the multiples calculated by other groups of companies provided previously. Some regulation and other issues will probably take to incompatible multiples and, thus, such multiples shall not be used to calculate the Enterprise Value of the appraised companies.

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Foreign Transactions

When calculating multiples based on sales of foreign companies’ shares, three ENEL transactions and one sale of Energias de Portugal (EDP) were used. ENEL had 10.35% of its shares sold in 2003, 18.87% sold in 2004 and 9.63% sold in 2005, for the amounts of €3,156 million, €7,519 million and €4,056 million, respectively. EDP, in turn, had 21.35% sold in 2011 for €2,690 million.

Amounts of the transactions were transformed into Brazilian Reais by the foreign exchange on the date of the transaction. With such values, the companies’ Enterprise Value in each year was calculated. Thus, the following multiples were calculated:

Amounts of Consuming Units, Gross Operating Income and EBITDA were obtained from the financial statements, only for the electric power distribution activity.

Such amounts are not directly comparable to amounts obtained from transactions or privatizations in Brazil. The reason for it is that these companies are inserted into different realities in the country risk, foreign exchange risk, inflation perceptions and, therefore, their data require treatment for the Enterprise Value found to be near that which could be found in Brazil.

As proxy to calculate the EV, the ratio between the Real risk-free rate for the companies and the Real risk-free rate of Brazil in the transaction year was calculated. Thus, all risks (foreign exchange risk, country risk, etc.) are construed to be embedded into the basic rate of the countries.

Since the companies work with electric power distribution in more than one country (ENEL operates in Italy, Spain and Romania and EDP operates in Portugal, Spain and Brazil), the Real rate of each country was weighted by the respective gross income of electric power distribution, so as to obtain the Real weighted rate for the company in the year of each transaction.

Such ration between the rates, named “Rate Adjustment” in the following table, was multiplied by the amount of EV in each multiple, so as to find how much such amounts should represent in Brazil.

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The average value found for the multiples was multiplied with the Roraima data to find the Enterprise Value and compare it to the EV of Ceres appraisal. Such value carries an average variation of 44%.

Table 193 - Enterprise Value Foreign Transactions

Source: Ceres Inteligência Financeira

It should be stressed that, in average, the amounts of the multiples found are compatible to the reality, but separately the adjustment rates were very different. Such rates could be construed as the amount of a company in Brazil which could be equal to 11.64% to 110.54% of the amount of a similar company in Europe.

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Median of Multiples

For this analysis, all groups of multiples provided above were used, except for the transactions of other countries and amounts of privatizations from 1997 to 2000 which, as previously explained, would not be used for any Enterprise Value calculation since they are very different. Aimed at not considering the strength of too extreme numbers, the median of the multiples was calculated.

In the groups of companies privatized from 1997 to 2000, CELG D and publicly held companies, the multiple EV/(Financial+Intangible Assets) was not used. In the group of share transfer companies, the EV/BRR and EV/VPB multiples were not used. Furthermore, for CELG D the multiple EV/EBITDA was also not used since the 2016 amount is negative.

Table 194 – Filtered Median of Multiples (1 of 2)

Multiples	CEMAR	CELPE	CELPA	COSERN	CELG	Ampla	Celesc	Eletropaulo
EV/UC	1.94	1.38	2.27	2.00	1.71	2.50	0.46	0.66
EV/EBITDA	6.09	7.61	7.83	6.28	244.61	11.85	3.07	5.99
EV/Revenue	1.45	0.99	1.56	1.43	1.17	1.46	0.19	0.37
EV/BRR	1.69	-	2.37	-	2.54	1.57	0.52	0.72
EV/VPB	4.36	2.60	3.89	4.95	3.90	4.94	0.86	1.55
EV/ Financial+Intangible Assets								

Source: Ceres Inteligência Financeira

Table 195 - Median of Multiples (2 of 2)

Multiples	Equatorial	Light 2006	Light 2009	Ampla 2011	CPFL Piratininga 2001	Cosern 2015	Coelba 2015	Median
EV/UC	2.25	1.80	2.99	2.49	6.03	2.14	2.03	2,03
EV/EBITDA	9.06	6.62	1.37	5.41	13.00	7.33	8.74	7,33
EV/ Revenue	1.38	0.71	6.87	1.25	4.07	2.13	1.51	1,43
EV/BRR								1,15
EV/VPB								3,89
EV/ Financial+Intangible Assets		1.13	1.82	1.30		2.00	1.64	1.64

Source: Ceres Inteligência Financeira

For the provided multiples, amounts of Enterprise Value were also calculated in the same method as before; this time, from the median of multiples. EV amounts are not directly comparable, since the companies are going through quite different stages. If previously public companies, privatizations were already consolidated (except for CELG D) and these companies are currently private companies. So that the values are comparable, it is possible that a discount be considered or the understanding of implicit discount in the transaction, in view of the value indicated by the cash flow of the company.

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The following table shows the resulting calculation of the variation between the Enterprise Value found in the Economic-Financial Appraisal and Enterprise Value of the appraisal by multiples, which is 20%.

Table 196 - Enterprise Value from the Median of Multiples (R$’000)

Source: Ceres Inteligência Financeira

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Final Considerations

The fair value of the business for Enterprise Value indicates R$ 565,617,124.98 (already contemplating the amount to be paid by the new concession holder to obtain the prerogative to receive indemnity of start BRR for the Roraima countryside) for Eletrobras Roraima and grants the new concession contract. However, the debts, liabilities with suppliers and contingencies cause the company’s Valuation to be negative at R$ 328.272.159,71.

Such assertion assumes that the company sale and granting of new concession would only take effect if proper conditions are structured for such investor, such as transferring existing liabilities to the current shareholder.

The Non-Recoverable Revenues, the PMSO and more strongly the X Factor of Eletrobras Roraima generate current amounts that decrease the business value. Although there is great conditions to reduce such companies’ costs, business governance and management are evolved, either as to productivity, quality, continuity, among other Indicators, yet, in view of the estimated track record, such transaction shall not be sufficient to neutralize all existing liabilities at Eletrobras Roraima.

Analysis by multiples showed that the suggested Enterprise Value for Eletrobrás Roraima is greater than that suggested by the metrics of the compared private companies. Thus, in spite of the regional specificities, the increased indebtedness level, the companies’ status and specific risk premiums, regulatory adjustments and proposals added value to the company.

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Attachments

Market Discount Rates

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Detailed Machinery and Equipment - VMU/ VNR 2022

Table 198 – VMU/VNR Ratio 2022 - Machinery and Equipment

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PMSO Background

The tables below contain the grouping conducted of the ledger accounts related to each utility’s PMSO. Firstly, similar accounts were grouped, in terms of type of expenditure. After such exercise, groups were inserted into the PMSO accounts. Names and codes of the ledger accounts are described according to those from the accounting statements provided by the utility. Amounts are adjusted by the Base Date of December/2016.

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BOA VISTA	2012	2013	2014	2015	2016
Total PMSO	**113,664**	**120,635**	**108,377**	**106,317**	**100,353**
Personnel	**77,302**	**91,150**	**81,359**	**80,590**	**80,122**
Additional	**5,048**	**5,576**	**5,133**	**5,299**	**5,651**
2.6.1.1 – INSALUBRITY ADDITIONAL PAY 01.05	34	57	56	55	54
2.6.1.2 - HAZARD ADDITIONAL PAY 01.07	4,409	4,897	4,465	4,618	4,937
2.6.1.3 – HARD WORK ADDITIONAL PAY 01.09	307	324	309	311	311
2.6.1.4 - NIGHT ADDITIONAL PAY 01.13	296	299	290	267	275
2.6.1.6 - TRANSFER ADDITIONAL PAY 01.19	2	0	13	48	74
Cost Allowance	**46**	**16**	**26**	**38**	**93**
2.7.2.2 – MOVE COST ALLOWANCE 01.60	0	0	10	31	110
2.7.2.5 - MOVE COST ALLOWANCE 01.60	28	0	0	0	0
4.2.14 – PHYSICAL ACTIVITY INCENTIVE 01.78	18	16	0	0	0
4.3.14 - PHYSICAL ACTIVITY INCENTIVE 01.78	0	0	15	7	-17
Medical Assistance, Occupational Health and Exams	**3,368**	**3,616**	**3,012**	**3,591**	**5,170**
2.7.2.1 - MED DENTAL PHARMACOLOGICAL ASSIST. 01.56	0	0	0	0	5,170
2.7.2.1 - MED DENTAL PHARMACOLOGICAL ASSIST 0	0	0	3,011	3,591	0
2.7.2.1 - MED DENTAL PHARMACOLOGICAL ASSIST LÓGICA 01.56	3,361	3,612	0	0	0
2.7.2.6 - MED DENTAL PHARMACOLOGICAL ASSIST 02.56	0	0	0	0	0
2.7.2.6 - MED DENTAL PHARMACOLOGICAL ASSIST 0	0	0	1	0	0
2.7.2.8 - MED DENTAL PHARMACOLOGICAL ASSIST 02.56	7	5	0	0	0
Child Care, School, Exceptional, Gym, Funeral Allowance	**1,247**	**1,404**	**1,422**	**1,621**	**1,771**
2.6.2.6 – HOUSE ALLOWANCE 02.12	0	0	0	0	4
2.7.2.15 - FUNERAL ALLOWANCE 01.58	0	0	13	9	19
2.7.2.17 - FUNERAL ALLOWANCE 01.58	10	23	0	0	0
4.2.11 - HIGHER EDUC. ALLOWANCE 01.52	375	51	0	0	0
4.2.12 - EDUC. ALLOWANCE - DEPENDENT 7 TO 17 YEARS OLD 01.73	156	510	0	0	0
4.2.13 - SCHOOL MATERIAL ALLOWANCE 01.48	6	3	0	0	0
4.2.4 - ADMINIST. TRANSPORT ALLOWANCE 02.55	1	1	0	0	0
4.2.5 - TRANSPORT ALLOWANCE 01.55	314	390	0	0	0
4.2.7 – CHILD CARE ALLOWANCE 01.57	385	425	0	0	0
4.2.8 - ADMINIST. CHILD CARE ALLOWANCE 02.57	0	0	0	0	0
4.3.11 - EDUC. ALLOWANCE 01.52	0	0	60	107	101
4.3.12 - EDUC. ALLOWANCE DEPENDENT 7 TO 17 YEARS OLD 01.	0	0	0	0	588
4.3.12 - EDUC. ALLOWANCE DEPENDENT 7 TO 17 YEARS OLD	0	0	513	582	0
4.3.13 - SCHOOL MATERIAL ALLOWANCE 01.48	0	0	6	2	1
4.3.4 - ADMINIST. TRANSPORT ALLOWANCE 02.55	0	0	1	1	0
4.3.5 - TRANSPORT ALLOWANCE 01.55	0	0	408	442	0
4.3.5 - EMPLOYEE TRANSPORT ALLOWANCE 01.55	0	0	0	0	516
4.3.7 - CHILD CARE ALLOWANCE 01.57	0	0	422	478	542
4.3.8 - ADMINIST. CHILD CARE ALLOWANCE 02.57	0	0	1	0	0

Source: Own draft, based on utility's accounting statements

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BOA VISTA	2012	2013	2014	2015	2016
Qualification and Training	**862**	**484**	**403**	**295**	**217**
4.2.6.10 - TRAINING - ENROLMENT FEE 01.97	88	67	0	0	0
4.2.6.2 - TRAINING - TICKET 01.81	292	259	0	0	0
4.2.6.3 - TRAINING - ACCOMMODATION 01.82	365	102	0	0	0
4.2.6.4 - TRAINING - TAXI 01.83	23	13	0	0	0
4.2.6.6 - TRAINING - MATERIAL 01.85	0	0	0	0	0
4.2.6.7 - TRAINING - DAILY ALLOWANCE 01.86	79	42	0	0	0
4.2.6.9 - TRAINING - OTHERS 01.88	14	0	0	0	0
4.3.6.10 - TRAINING ENROLMENT FEE 01.97	0	0	221	23	70
4.3.6.11 - TRAINING DESIGNATED TO "IT" 01.7	0	0	6	0	0
4.3.6.2 - TRAINING - TICKET 01.81	0	0	50	200	107
4.3.6.3 - TRAINING - ACCOMMODATION 01.82	0	0	81	51	27
4.3.6.4 - TRAINING - TAXI 01.83	0	0	9	4	3
4.3.6.6 - TRAINING - MATERIAL 01.85	0	0	2	0	0
4.3.6.7 - TRAINING – DAILY ALLOWANCE 01.86	0	0	24	14	8
4.3.6.9 - TRAINING - OTHERS 01.88	0	0	9	3	1
Vacation/ Provision/ Bonus/ Allowance/13th Salary	**15,353**	**16,334**	**15,778**	**16,031**	**17,061**
2.1.1.3 – 13TH SALARY EFFECTIVE 01.38	3,257	3,820	0	0	0
2.1.1.5 - 13TH SALARY EFFECTIVE 01.38	0	0	3,573	3,751	4,004
2.2.1.11 – PROVISION FOR VACATION 01.35	2,870	2,987	0	0	0
2.2.1.12 - VACATION 01.36	2,427	2,420	0	0	0
2.2.1.12 - PROVISION FOR VACATION 01.35	0	0	2,886	3,070	3,242
2.2.1.13 - VACATION 01.36	0	0	2,387	2,306	2,525
2.6.2.1 - PROVISION FOR VACATION 02.35	26	26	0	0	5
2.6.2.10 - 13TH SALARY EFFECTIVE - BV POWER 02.38	0	0	0	0	5
2.6.2.10 - 13TH SALARY EFFECTIVE - BV POWER 02.	0	0	6	19	0
2.6.2.10 – VACATION ALLOWANCE 02.36	15	15	0	0	0
2.6.2.11 - ALLOWANCE 02.36	0	0	0	0	9
2.6.2.11 - VACATION ALLOWANCE 02.36	0	0	15	0	0
2.6.2.11 - VACATION 02.23	13	13	0	0	0
2.6.2.12 - VACATION 02.23	0	0	10	0	0
2.6.2.2 - VACATION BONUS 02.21	17	17	8	0	3
2.6.2.3 - VACATION BONUS PROVISION 02.33	0	0	0	0	5
2.6.2.3 - VACATION BONUS PROVISION 02.33	23	23	0	0	0
2.6.2.9 - 13TH SALARY EFFECTIVE - BV POWER 02.38	38	36	0	0	0
2.7.2.10 - VACATION BONUS - PROVISION 01.33	2,512	2,613	0	0	0
2.7.2.3 - VACATION ALLOWANCE 01.23	0	0	1,618	1,532	1,572
2.7.2.6 - VACATION ALLOWANCE 01.23	1,486	1,590	0	0	0
2.7.2.7 - VACATION BONUS 01.21	0	0	2,751	2,668	2,853
2.7.2.8 - VACATION BONUS - PROVISION 01.33	0	0	0	0	2,837
2.7.2.8 - VACATION BONUS - PROVISION 01.3	0	0	2,525	2,686	0
2.7.2.9 - VACATION BONUS 01.21	2,668	2,774	0	0	0

Source: Own draft, based on utility’s accounting statements

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Source: Own draft, based on utility’s accounting statements

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BOA VISTA	2012	2013	2014	2015	2016
Salary/ Remuneration/ Payment/ Annual	**22,614**	**25,584**	**25,917**	**26,406**	**28,267**
2.1.1.1 - REMUNERATION – BASE SALARY 0101	18,021	19,944	0	0	0
2.1.1.1 - REMUNERATION BASE SALARY - 01.01	0	0	0	0	22,110
2.1.1.1 - REMUNERATION BASE SALARY 01.01	0	0	20,721	20,680	0
2.1.1.4 – MATERNITY SAL. PROROGATION . 01.06	20	51	72	0	8
2.1.1.6 - BASE SALARY – COMMISSION POSITION 0145	401	486	0	0	0
2.1.1.7 - BASE SALARY / COMMISSION POSITION 01.	0	0	304	547	0
2.1.1.7 - SALARY COMMISSION POSITION 01.45	0	0	0	0	870
2.1.2.1 – PAYMENT DECREE LAW 2.355/87 02.0	0	0	138	214	0
2.1.2.1 - PAYMENT DECREE LAW 2.355/87 02.01	272	271	0	0	109
2.1.2.3 – ADM BOARD - PAYMENT 02.09	0	0	0	0	114
2.1.2.3 - ADM BOARD - PAYMENT 02.09	47	57	90	120	0
2.1.2.4 – SUPERVISORY BOARD - PAYMENT 02.08	86	86	89	91	85
2.7.2.11 - ANNUAL 01.03	3,768	4,689	0	0	0
2.7.2.9 - ANNUAL 01.03	0	0	4,504	4,754	4,972
Meal Voucher	**3,829**	**4,477**	**4,620**	**4,167**	**5,348**
4.2.2 – WORKER´S MEAL PROG. 01.59	3,829	4,478	0	0	0
4.2.3 - WORKER´S MEAL PROG. ADMINSTR. 02.59	-1	-1	0	0	0
4.3.2 - WORKER´S MEAL PROG. 01.5	0	0	4,620	4,168	0
4.3.2 - WORKER´S MEAL PROG. 01.59	0	0	0	0	5,348
4.3.3 - WORKER´S MEAL PROG. 02.59	0	0	0	-1	0
4.3.3 - WORKER´S MEAL PROG. ADM. 02.59	0	0	0	0	0

Source: Own draft, based on utility's accounting statements

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Table 205 – Grouped Service (PMSO) and Realized Accounts 2012-2016 1 of 3

BOA VISTA	2012	2013	2014	2015	2016
Services	**25,528**	**21,713**	**20,843**	**16,291**	**17,088**
Water/ Sewage/ Electric Power	**195**	**206**	**141**	**164**	**165**
5.2 – WATER CONSUMPTION AND SEWAGE FEE 21.17	195	206	141	164	165
Support and Infrastructure	**1,913**	**1,858**	**1,582**	**1,631**	**1,543**
4.3.15 – REFURBISHMENT IN BUILDING INSTALLATIONS 21.52	256	123	0	0	0
4.3.17 - SERV. FOR BUILDING CLEANING, PRESERVATION, MAINT 21.55	12	2	0	0	0
4.3.2 - BUILDING CLEANING AND PRESERVATION 21.07	765	673	0	0	0
4.3.4 – SURVEILLANCE SERVICE 21.19	880	1,060	0	0	0
4.4.15 - REFURBISHMENT IN BUILDING INSTALLATIONS 21.52	0	0	16	57	162
4.4.17 - BUILDING CLEANING, PRESERVATION, MAINT 21.55	0	0	15	2	21
4.4.2 - BUILDING CLEANING AND PRESERVATION 21.07	0	0	0	0	621
4.4.2 - BUILDING CLEANING AND PRESERVATION 21.0	0	0	654	708	0
4.4.3 - MAINT PRESERVATION OTHER PROPERTIES 21.08	0	0	0	0	1
4.4.4 - SURVEILLANCE SERVICE 21.19	0	0	897	864	738
Operations at Consumers	**7,965**	**9,733**	**8,845**	**6,340**	**6,912**
4.1.10 – COLLECTION SERVICE FEE 21.71	1,502	1,498	0	0	0
4.1.10 - COLLECTION SERVICE FEE 21.71	0	0	1,991	1,479	960
4.1.11 – METER READING AND BILL DELIVERY 21.14	2,575	2,456	0	0	0
4.1.11 - METER READING AND BILL DELIVERY 21.14	0	0	0	0	1,668
4.1.11 - METER READING AND BILL DELIVERY 2	0	0	2,608	1,716	0
4.1.13 – REGISTER RENEWAL SERVICE 21.09	545	0	0	0	723
4.1.14 – METER ASSESSMENT AND VERIFICATION 21.4	0	0	0	655	0
4.1.14 - METER ASSESSMENT AND VERIFICATION 21.49	71	0	0	0	0
4.1.14 - METER ASSESSMENT AND VERIFICATION 21.49	0	0	0	0	63
4.1.15 - SERASA SERVICE 21.35	325	375	109	101	48
4.1.16 - DOCUMENT ELECTRONIC REPLACEMENT SERVICE 21.	0	0	28	25	0
4.1.16 - DOCUMENT ELECTRONIC REPLACEMENT SERVICE 21.72	0	0	0	0	25
4.1.16 - DOCUMENT ELECTRONIC REPLACEMENT SERVICE 21.72	30	30	0	0	0
4.1.7 – INSPECTION SERVICE 21.36	1,390	1,938	1,169	0	0
4.1.8 – TELEPHONE SERVICE 21.06	1,131	1,710	1,828	1,432	2,305
4.1.9 – INTERRUPTION AND RE-SWITCHING 21.20	391	1,708	1,047	920	1,102
4.2.4 – ADVANCE MEASURING INFRASTRUCTURE 21.41	0	0	58	0	0
4.3.20 - AUTHENTICATION, REGIST AND RECOGNITION 21.34	6	17	0	0	0
4.4.21 - AUTHENTICATION, REGIST AND RECOGNITION 21.34	0	0	0	0	17
4.4.21 - AUTHENTICATION, REGIST AND RECOGNITION	0	0	8	12	0

Source: Own draft, based on utility's accounting statements

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BOA VISTA	2012	2013	2014	2015	2016
Communication (Telephone, Internet, IT, Post)	**1,654**	**1,372**	**1,714**	**1,218**	**1,037**
4.2.3 – UNIFIED TELEC. INFRAS. SERV. 21.	0	0	0	0	4
4.3.21 – EXPENSES FOR CORPORATE /LUME TV 21.45	205	104	0	0	0
4.4.22 - EXPENSES FOR CORPORATE /LUME TV 21.	0	0	336	259	0
4.4.22 - EXPENSES FOR TV LUME 21.45	0	0	0	0	206
5.3 - CALL CENTER 0800 21.25	309	354	514	315	298
5.4 – MOBILE AND LAND LINE TELEPHONE 21.46	269	240	187	136	98
5.5 - LINK 21.47	822	627	635	473	391
5.6 – TELEPHONE/POUCH SERV - OTHERS 21.26	48	48	42	34	0
5.6 - TELEPHONE/POUCH SERV / OTHERS 21.26	0	0	0	0	40
Consulting and Audit	**1,289**	**2,681**	**1,640**	**1,260**	**846**
4.1.1 - CONSULTING 21.22	1,172	2,586	1,559	1,241	825
4.1.2 – EXTERNAL AUDIT 21.33	117	95	0	0	0
4.1.3 - EXTERNAL AUDIT 21.33	0	0	81	20	21
Travel and Training Expenses	**1,547**	**695**	**747**	**836**	**706**
4.2.1 - TICKET 21.21	1,051	369	0	0	0
4.3.1 - TICKET 21.21	0	0	505	487	463
4.3.11 – EMPLOYEES ACCOM. MEAL - TRAVEL 21.23	451	287	0	0	0
4.3.12 - EMPLOYEES MEAL EXTRA 21.24	0	1	0	0	0
4.3.7 - TAXI 21.43	45	39	0	0	0
4.4.11 - EMPLOYEES ACCOM. MEAL. TRAVEL 21.23	0	0	0	0	214
4.4.11 - EMPLOYEES ACCOM. MEAL TRAVEL 21.2	0	0	216	317	0
4.4.7 - TAXI 21.43	0	0	27	32	29
Logistics	**22**	**4**	**2**	**6**	**31**
4.3.5 – FREIGHT AND TRANSPORT 21.16	22	4	0	0	0
4.4.23 – VEHICLE FLEET MANAGEMENT 21.73	0	0	0	0	3
4.4.5 - FREIGHT AND TRANSPORT 21.16	0	0	1	6	1
4.4.6 – TRANSPORT SERVICE 21.18	0	0	1	0	28
Distribution Grid Maintenance (DG)	**3,404**	**2,363**	**2,122**	**1,773**	**2,446**
4.1.12 – TREE PRUNING 21.11	1,186	648	971	555	772
4.1.17 – LIVE LINE 21.39	1,467	1,005	498	982	697
4.1.20 – STANDARD ENTRY MAINT. SERV. 21.61	0	0	0	0	497
4.1.20 - STANDARD ENTRY MAINT. SERV. 2	0	0	376	62	0
4.1.20 - STANDARD TECHNICAL ENTRY MAINT. SERV. 21.61	0	372	0	0	0
4.1.20 - STANDARD TECHNICAL ENTRY MAINT. SERV. 21.61 21.35	448	0	0	0	0
4.1.21 – DEAD LINE 21.40	41	135	75	20	212
4.1.4 – EQUIPMENT PRESERVATION MAINT. 21.12	262	204	0	0	0
4.1.5 - EQUIPMENT PRESERVATION MAINT. 21.12	0	0	201	155	269

Source: Own draft, based on utility's accounting statements

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BOA VISTA	2012	2013	2014	2015	2016
Others	**9,341**	**6,096**	**4,876**	**7,564**	**1,744**
Rental/ Leasing/ Monthly Fees and the Like	**-29**	**315**	**230**	**0**	**-1,641**
7.2.1 – INFORMATICS EQUIPMENT 91.05	0	164	11	0	0
7.3.1 – FIXED ASSETS 91.01	-201	0	0	0	-1,641
7.3.3 - VEHICLES 91.04	173	150	219	0	0
Own Power Consumption	**334**	**784**	**629**	**667**	**674**
5.1 - OWN ELECTRIC POWER CONSUMPTION 99.05	334	784	629	667	674
Judicial Expenses/ Indemnities/ Procedural Costs	**1,596**	**580**	**1,002**	**2,818**	**1,528**
7.4.12 – EXPENSES FOR LABOR LAWSUITS 99.8	0	0	601	51	0
7.4.12 - EXPENSES FOR LABOR LAWSUITS 99.82	345	104	0	0	70
7.4.16 – INDEMNITIES DUE TO THIRD PARTIES 99.	0	0	139	2,440	0
7.4.16 - INDEMNITIES DUE TO THIRD PARTIES 99.8	0	0	0	0	1,008
7.4.16 - INDEMNITIES DUE TO THIRD PARTIES 99.83	1,117	300	0	0	0
7.4.17 - REIMBURSEMENT 99.84	134	176	262	328	450
Trainees/ Underaged Learners/ Granted Employees	**429**	**501**	**493**	**425**	**474**
7.4.9 – EXPENSES FOR TRAINEE 99.81	429	501	493	425	474
Others	**5,909**	**660**	**-733**	**2,958**	**58**
7.4.1 – SHORTAGE IN THE STOCK INVENTORY 99.01	0	147	0	0	0
7.4.22 - MISCELLANEOUS 99.99	5,909	455	-793	2,910	-7
7.4.24 – MOVE COST ALLOWANCE 99.07	0	0	0	2	0
7.4.3 – CONSUMER BOARD 99.04	0	57	60	45	75
7.5.23 - PPRS/FORMER-EMPLOYEES 99.16	0	0	0	0	-10
Provisions/ Reversals/ Renewals/ Administrative Expenses/ Advertisement	**740**	**755**	**584**	**281**	**177**
4.4.2 – INSTITUTIONAL ADVERTISEMENT 99.10	717	755	0	0	0
4.5.2 - INSTITUTIONAL ADVERTISEMENT 99.10	0	0	581	276	163
7.4.11 – SOCIAL AND CULTURAL EVENTS 99.12	0	0	0	0	9
7.4.15 – TECHNICAL PUBLICATIONS 99.03	23	1	3	5	5
Insurance	**228**	**263**	**269**	**322**	**385**
4.2.09 – GROUP LIFE 92.03	172	210	0	0	0
4.2.10 - GROUP LIFE - RD 060/2008 92.04	3	2	0	0	0
4.3.09 - GROUP LIFE 92.03	0	0	229	274	335
4.3.10 - GROUP LIFE /RD 060/2008 92.04	0	0	2	4	6
7.4.27.1 – ENGINEERING RISK 92.01	53	50	39	44	44
Training/ Other Daily Allowances/ Travel/Accommodation/ Medical Expenses	**134**	**125**	**81**	**92**	**89**
7.4.2 – DAILY ALLOWANCE 99.02	134	125	81	92	89
Taxes/Fees/ Duties/ Tariffs	**0**	**2,113**	**2,320**	**0**	**0**
7.4.28 - CHARGE PEE 611.0X.71.32	0	1,056	1,160	0	0
7.4.29 - CHARGE P & D 611.0X.71.35	0	1,056	1,160	0	0

Source: Own draft, based on utility's accounting statements

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Source: Own draft based on DFP 2016 and on the Accounting-Capital Due Dilligence Report

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Source: Own draft based on DFP 2016 and on the Accounting-Capital Due Dilligence Report

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November, 2017

Privatization of Eletrobras System Distributors

Product 10: Final
Valuation Report

Boa Vista Energia S.A. –Boa Vista (Capital and Interior)

Consórcio Mais Energia B

To:

Banco Nacional de Desenvolvimento Econômico e Social
(Brazilian Development Bank - "BNDES")
Av. República do Chile nº 100
Rio de Janeiro - RJ

Attention: Mr. Rodolfo Torres - Privatization Superintendent November 01, 2017 Dear,

Pursuant to service contract OCS 028/201 7 (“the Contract") signed February 14, 2017 by BNDES and Consortium Mais Energia B (“the Consortium”), this report presents the result of our analysis related to the Privatization of Eletrobras System Distributors

The result of our work is detailed in this document titled “Product 10: Final Valuation Report” (“the Report”) and provides a financial valuation as of September 18, 2017, of Boa Vista Energia S.A.

As contemplated under the Contract, the sole purpose of the Report is to provide a valuation of Boa Vista Energia S.A. to BNDES, the institution responsible under Decree 8.893 for the privatization process of the Eletrobras System Distributors.

If the Report is shared with third parties, it must be provided in full so that the applicable disclaimers and limitations are effectively communicated.

Sincerely,

Summary
1.	Introduction	10
1.1.	Context	10
1.2.	Purpose	10
1.3.	Summary of assumptions	10
1.4.	Valuation Conclusion	12
2.	History and Characteristics of the Concession	13
2.1.	Brief History	13
2.2.	Description of the Operating Area	14
2.3.	Socioeconomics	14
2.4.	Transportation Infrastructure	15
2.5.	Climate	18
2.6.	Geoelectric Characteristics	20
2.7.	Special Considerations: Incorporation of CERR Engagement Area	26
3.	Market and Consumption Unit Forecasts	27
3.1.	Market and Consumption Units (CU) History	27
3.2.	Market Forecast Methodology	31
3.3.	Market Forecast Results	39
3.4.	Consumption Unit Forecast Methodology	49
3.5.	CU Forecast Results	51
4.	Methodologies, Premises, and Results of Readjustment and Reviews	53
4.1.	Overview	53
4.1.1.	Regulation by incentives	53
4.1.2.	Recent changes to the contractual and tariff rules of the electric power distribution.	57
4.2.	Methodologies, Premises and Results for the Definition of Installment A	74
4.2.1.	Purchase of Power and Tariff Flags	74
4.2.2.	Charges	75
4.2.3.	Transport Costs	77
4.2.4.	Financial	77
4.2.5.	Technical Losses (“PT”)	78
4.2.6.	Non-Technical Losses (“PNT”)	84
4.2.7.	Default	102
4.3.	Methodology for the definition of Installment B	105
4.3.1.	Regulatory WACC	106
4.3.2.	Operational Costs and Factor Xt	109
4.3.3.	Factor Xpd and Xq	122
4.3.4.	Demand Surplus, Reactive Excess and Other Revenues	128
4.3.5.	DEC and FEC Indicators	130
4.3.6.	Compensations	147
4.3.7.	Long-Term Investment	150

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	3

4.3.8.	Remuneration Base	156
4.3.9.	Tariff Transactions	172
5.	Analysis of the Distributor	175
5.1.	Historical Financial Statements	175
6.	Valuation	180
6.1.	Methodology	180
6.2.	Discount Rate	180
6.3.	Assumption	182
6.4.	Valuation by Multiples	190
6.5.	Conclusion of Value	194
6.6.	Sensitivity	203
7.	References	204
ANNEX I – Extent of Responsibility		205
APPENDIX A – Socioeconomics Characterization of Boa Vista Concession Area		206
APPENDIX B – Market Projection Methodologies		209
APPENDIX C - Selection of Models for Market Projections		213
APPENDIX D – Alternative Models Not Selected		215
APPENDIX E – Model of Accrued DEC and FEC Indicators		219
APPENDIX F – Concepts and Methods for BRR Valuation		220
APPENDIX G – Company’s Debt Overview		223

Figures

Figure 1 - Macroeconomic Assumptions		11
Figure 2 – State of Roraima (Capital in Highlight)		14
Figure 3 – Federal and State Highways of Roraima		18
Figure 4– Total precipitation accumulated for the Brazilian states		19
Figure 5 – Average temperatures observed for the Brazilian states		20
Figure 6 – National Interconnected System		22
Figure 7 – Topology of the Boa Vista System		24
Figure 8 – Interior system of the state of Roraima		25
Figure 9 – GDP real growth projections (% p.a.) of external sources		36
Figure 10 – Schematic drawing for the total forecast of Consumption Unit		49
Figure 11 – Price cap functioning		54
Figure 12 – Yardstick Competition Functioning		55
Figure 13– Example of Periodicity of Periodical Tariff Reviews and Tariff Readjustments		55
Figure 14 – Timeline with changes to the PRORET.		59
Figure 15– Timeline with recent rulings related to the renewal of the concessions.		62
Figure 16 – Trajectory of reduction		90
Figure 17 – Periodicity of Forecast of Regulatory Non-Technical Losses Goals		94
Figure 18 – Dynamics of forecasting of Regulatory Non-Technical Loss Goal		97
Figure 19 – Example of a model for calculation of components X Factor quality indicator		126
Figure 20 – Historical Financial Indicators		176
Figure 21 – Summarized Income Statements		176
Figure 22 – Summarized Balance Sheet		177
Figure 23 - Balance Sheet		177
Figure 24 – Statement of Income for the Period		177
Figure 25 – Quality of Earnings		178

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Figure 26 – Due Diligence Working Capital	178
Figure 27 – Due Diligence Net Debt	179
Figure 28 – Due Diligence Financial Indicators	179
Figure 29 - Rolling WACC	182
Figure 30 – Working Capital	189
Figure 31 - EV/ Net Revenues Multiples	192
Figure 32 - EV/EBITDA Multiples	192
Figure 33 - EV/BRR Multiples	193
Figure 34 - EV/ Consumer Units Multiples (R$ thousand/ Number of clients)	193
Figure 35 - EV/ Distributed energy Multiples (R$ thousand/MWh)	194

Graphs

Graph 1 - Density of Highways (km/km²)	16
Graph 2 - Percentage of Existing and Planned Highways in 2015	16
Graph 3 - Competitiveness of generation sources.	21
Graph 4 - Voltage level share in the total market (%) - Boa Vista (Capital) Forecasts	34
Graph 5 - Roraima GDP share in Brazil’s GDP (%)	38
Graph 6 - Forecasted Market of Boa Vista (Capital) in each Decade per Class of Consumption	47
Graph 7 - Forecasted Market of Boa Vista (Capital) until 2046 per Class of Consumption	47
Graph 8 - Forecasted Market of Boa Vista (Interior) in each Decade per Class of Consumption	48
Graph 9 - Forecasted Market of Boa Vista (Interior) until 2046 per class of consumption	49
Graph 10 - Boa Vista CU’s Forecasts	51
Graph 11 - Average of Losses per Voltage Segment to Boa Vista (Capital and Countryside) and Comparable
Companies	81
Graph 12 - Forecast of regulatory technical losses of Boa Vista (Capital and Countryside)	84
Graph 13 - Comparison between Real and Regulatory Non-Technical Losses over the Low Voltage Market to Boa
Vista (Capital)	85
Graph 14 - Forecast of Real and Regulatory PNT, Boa Vista – Capital (Invoiced)	97
Graph 15 - Example of heterogeneity curve	115
Graph 16 - Example of heterogeneity curve	118
Graph 17 - Projection of Regulatory Other Revenues– Boa Vista (Capital and Countryside) (R$ Million)	129
Graph 18 - Projection of Annual Demand Surplus and Reactive Excess Revenues – Boa Vista (Capital and
Countryside) (R$ Million)	130
Graph 19 – Verified Indicator and Limits of DEC for Boa Vista (Capital)	131
Graph 20 - Verified Indicator and Limits of FEC for Boa Vista (Capital)	132
Graph 21 - History of Compensations for Violation of the Individual Indicators of Boa Vista (Capital)	132
Graph 22 - Verified Indicator and Limits of DEC for Boa Vista (Capital and Countryside)	133
Graph 23 - Verified Indicator and Limits of FEC for Boa Vista (Capital and Countryside)	134
Graph 24 - DEC Projection for Boa Vista (Capital)	143
Graph 25 - FEC Projection for Boa Vista (Capital)	144
Graph 26 - DEC Projection for Boa Vista (Capital and Countryside)	145
Graph 27 - DEC Projection for Boa Vista (Capital and Countryside)	146
Graph 28 - Projected Compensation for Boa Vista (Capital and Countryside)	150
Graph 29 - Projection for electric and non-electric investments Boa Vista (Capital and Countryside)	155
Graph 30 - Long-Term Investments Plan Boa Vista per Type of Works/Systems	155
Graph 31 - Tariff Transactions (%)	174
Graph 32 - Rural Class Boa Vista (Capital): growth rates accumulated in 12 months	217

Tables

Table 1 – Conclusion of Value	12
Table 2 – Highway Indicators for Roraima	17
Table 3 – Climactic characteristic of the state of Roraima	19
Table 4 – Evolution of the Number of Consumer per Voltage Level	27
Table 5 – Market Evolution per Voltage Level	28

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Table 6 – Mid-Market Evolution per Voltage Level	28
Table 7 – Evolution of the Average Consumption per Tariff Class	29
Table 8 – Number of Consumers, Market, and Revenue of CERR per Voltage Level (2014)	29
Table 9 - Number of Consumers, Market, and Revenue of CERR per Tariff Class (2014)	30
Table 10 – Evolution of the Invoiced Electric Power Market in the Countryside of Roraima (MWh)	30
Table 11 – Evolution of the Consumption Units in the Countryside of Roraima	31
Table 12 – Variables used in the market forecasts per class - Boa Vista (Capital)	34
Table 13 – State GDP share in Brazil’s GDP (%)	37
Table 14 – GDP average growth rates (%) – Brazil and Federative Units	38
Table 15 – Premises of growth of the invoiced market, Roraima countryside	39
Table 16 – Forecasted Market of Boa Vista (Capital) in each Decade per Class of Consumption	46
Table 17 – Forecasted Market of Boa Vista (Interior) in each Decade per Class of Consumption.	48
Table 18 – Summary of the Boa Vista (Capital) CU’s Forecast	52
Table 19 – Summary of Boa Vista (Interior) CU’s Forecast	52
Table 20- Values Factor T and Xpd	68
Table 21 – Values of Regulatory Losses	68
Table 22 – DEC and FEC Global Limits	69
Table 23 – Variation of the amounts destined to PMSO per Distributor	72
Table 24 – Variation of the DEC limits per Distributor	73
Table 25 – Variation of the FEC limits per Distributor	73
Table 26 – Amount of Losses in the Distribution System of Boa Vista	78
Table 27 – Amount of Technical Losses per Segment of Transformation and Network	79
Table 28 - Technical Losses, Goal per Voltage Segment	82
Table 29 – Forecast of technical losses, both total and per segment of transformation and network to Boa Vista
(Capital and Countryside)	83
Table 30 – Socio-Economic Variables for the Composition of the Complexity Factor to Combat Non-Technical
Losses	86
Table 31 – Models Selected for the Composition of the Complexity Factor to Combat Non-Technical Losses	87
Table 32 – Result of the Complexity Factors of each Econometric Model to Companies of the Eletrobras Group	88
Table 33 – Average Complexity Factors of the Companies of the Eletrobras Group	88
Table 34 – Summary of Definition of the Starting Point	92
Table 35 – Example of Forecast of the Regulatory Non-Technical Losses	93
Table 36 – Comparison of Real Loss Invoiced with Regulatory Loss Invoiced	95
Table 37 – Complexity Factor of Combat to Non-Technical Losses of the most Complex Companies of Group 1	95
Table 38 – Forecasting of Regulatory Non-Technical Losses 2023 to 2027 (Boa Vista – Capital)	98
Table 39 – Forecasting of Regulatory Non-Technical Losses 2028 to 2032 (Boa Vista – Capital)	99
Table 40 - Forecasting Regulatory Non-Technical Losses 2033 to 2037 (Boa Vista – Capital)	99
Table 41 – Forecasting Regulatory Non-Technical Losses 2038 to 2042 (Boa Vista – Capital)	100
Table 42 – Forecasting Regulatory Non-Technical Losses 2043 to 2047 (Boa Vista – Capital)	100
Table 43 – Forecast of Non-Technical Losses to Boa Vista (Capital and Countryside)	102
Table 44 – Parameters of Operational Cost Efficiency in the 4CRTP	110
Table 45 – Intervals of trust of the efficiency estimates	111
Table 46 – Cluster Composition	116
Table 47 – Composition of the clusters and efficiency – Boa Vista (Capital)	118
Table 48 – Projection for regulatory PMSO Boa Vista (Capital + Countryside)	119
Table 49 – Grid projection modeling results	121
Table 50 – Operational costs and T Component Boa Vista (Capital and Countryside)	122
Table 51 – Technical and commercial indicators of component Q of Factor X	125
Table 52 – Commercial indicators in 2016 – Boa Vista (Capital)	127
Table 53 –Factor X and its components of Boa Vista (Capital and Countryside)	128
Table 54 – Verified Indicator and Limits of DEC for Boa Vista (Capital), CERR (Countryside) and Boa Vista (Capital and Countryside)	134
Table 55 – Verified Indicator and Limits of FEC for Boa Vista (Capital), CERR (Countryside) and Boa Vista (Capital and Countryside)	135
Table 56 - Verified/ Projected Verified and Approved/ Projected Limit of DEC for Boa Vista (Capital)	143
Table 57 – Verified/ Projected Verified and Approved/ Projected Limit of FEC for Boa Vista (Capital)	144
Table 58 - Verified/ Projected Verified and Approved/ Projected Limit of DEC for Boa Vista (Capital and
Countryside)	145

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Table 59 - Verified/ Projected Verified and Approved/ Projected Limit of FEC for Boa Vista (Capital and
Countryside)	146
Table 60 – Compensation Regression Table	148
Table 61- Projection of Quinquennial Investments 2018-2022	151
Table 62 - Investments in HV Expansion works 2018-2022	152
Table 63 - Mean, Standard deviation and Limits for HV Expansion works	152
Table 64 - Investments in HV Expansion work (outliers excluded)	152
Table 65 - Investments in HV Expansion works 2023-2027	153
Table 66 - Projection of Investments for the Quinquennium Boa Vista (Capital and Countryside)	154
Table 67 – Proportions of the Groups of Assets in BAR	160
Table 68 - Calculation of the AIS Considered in the BRR Model in Feb/17	162
Table 69 –Difference between the Initial and the Final Additional AIS (VOC) of the 3rd RTP	162
Table 70 – Values of BRR Considered Starting Point in the Closed BRR (Capital) in Feb/17	163
Table 71 – Closed BRR Boa Vista (Countryside) in Nov/16	165
Table 72 – Investments between 2018 and December 2022 per Registration Unit: Impact on the Average
depreciation rate of the Assets	168
Table 73 – Assumptions for Index and Rate Projection	169
Table 74 – TJLP Projection	170
Table 75 – Projection of Regulatory Reintegration Quota in RTPs	170
Table 76 – Projection for Equity Remuneration without Special obligations in RTPs	171
Table 77 – Projection for Equity Remuneration of the Special obligations in RTPs	171
Table 78 – Projection of the Annual Fixed or Portable Facilities Cost in RTPs	171
Table 79 – Estimations for Required Revenues, VPA and VPB for Boa Vista (Capital and Countryside) (rated R$
million)	173
Table 80 - Unlevered Beta of comparable companies	181
Table 81 - Transaction Multiples	191
Table 82 – Distributed energy projections	194
Table 83 – Projection of Net Income	195
Table 84 – Operating costs projections	196
Table 85 – Gross Profit projections	197
Table 86 – Operating expenses projections	198
Table 87 – EBITDA projections	199
Table 88 – Net income projections	200
Table 89 – Cash Flow Projection	201
Table 90 – Terminal Value	201
Table 91 – Valuation Results	202
Table 92 – Financial covenants	202
Table 93 – Sensitivity Analysis	203
Table 94 – Demographic Information, Education Level and Unemployment Rates	206
Table 95 – Information about Access to Services	207
Table 96 – Information about Income	207
Table 97 – Information about Violence	208
Table 98 – Family of Exponential Models	211
Table 99 – Statistical Indicators	214
Table 100 – Residential Class: Boa Vista (Capital)	215
Table 101 – Classe Industrial: Boa Vista (Capital)	215
Table 102 – Commercial Class: Boa Vista (Capital)	216
Table 103 – Classe Rural: Boa Vista (Capital)	216
Table 104 – Public Entities Class: Boa Vista (Capital)	217
Table 105 – Public Services Class: Boa Vista (Capital)	217

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Charts

Chart 1 – Socioeconomic characteristics of the state of Roraima	15
Chart 2 – Summary with the forecast model for Residential Consumption of Boa Vista (Capital)	40
Chart 3 – Summary of the forecast model for the Industrial Consumption of Boa Vista (Capital)	41
Chart 4 – Summary of the forecast model for the Commercial Consumption of Boa Vista (Capital)	41
Chart 5 – Summary of the forecast model for the Rural Consumption of Boa Vista (Capital)	42
Chart 6 – Summary of the forecast model for the Consumption of Public Service of Boa Vista (Capital)	43
Chart 7 – Summary of the forecast model for the Consumption of Public Lighting of Boa Vista (Capital)	44
Chart 8 – Summary of the forecast model for the Public Service Consumption of Boa Vista (Capital)	45
Chart 9 – Summary of the forecast model for Own Consumption of Boa Vista (Capital)	46
Chart 10 – Example of the need of investments in HV Expansion for the period between 2023-2027	152

Equations

Equation 1 - Box Cox Transformation	32
Equation 2 - Domiciliary Density Calculation	50
Equation 3 – Kt Coverage	50
Equation 4 – Residential CU’s Forecast	50
Equation 5 – Average Consumption Series	50
Equation 6 – CU’s Forecast	51
Equation 7 – Formula for the Maximum Cap Price and Periodical Readjustment	53
Equation 8 – Formulation for Tariff Readjustment Rate	56
Equation 9 – Formulation for the Complexity Factor of Combat to Non-Technical Loss of Company A	87
Equation 10 – Calculation of Goals of Non-Technical Losses	89
Equation 11 – Global Goal	89
Equation 12 – Value of Irrecoverable Revenues to companies that have not passed the 4CRTP	103
Equation 13 – Value of Irrecoverable Revenues to companies that have already passed the 4CRTP	103
Equation 14 – Calculation of Installment B in readjustment procedures	105
Equation 15 – Calculation of Installment B in review procedures	106
Equation 16 – Tariff coverage of Operational Costs	112
Equation 17 – Value of the Efficient operational costs	113
Equation 18 – Annual Variation of the Regulatory Operational Costs	113
Equation 19 – Target of Efficient operational costs	113
Equation 20 – Target of shared Efficient operational costs	113
Equation 21 – Standardization of variables	114
Equation 22 – Euclidian Distance	114
Equation 23 –Efficiency Indicator	116
Equation 24 – Value of the Efficient operational costs	119
Equation 25 – Update Factor	120
Equation 26 – Operational Cost in Tariff review	121
Equation 27 – Component T of Factor X	121
Equation 28 – Component Pd of Factor X	123
Equation 29 – Component Q of Factor X	125
Equation 30 – Determination of Heterogeneity	136
Equation 31 - Limit Equation	137
Equation 32 – Simplified Limit Equation	137
Equation 33 – Linear Regression Equations for DEC	139
Equation 34 – Linear Regression Equations for FEC	139
Equation 35 - Equation of the Verified Indicator Trajectory	140
Equation 36 - Equation of the Limit Trajectory	141
Equation 37 - Calculation of the average EUSD	147
Equation 38 - Calculation of the Compensation in Force	147
Equation 39 – Projected Compensation	149
Equation 40 – Regulatory Reintegration Quota	156
Equation 41 – Gross BRR	157
Equation 42 – Capital Remuneration	157

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Equation 43 – Net Regulatory Remuneration Base	158
Equation 44 – Special Obligations Capital Remuneration	159
Equation 45 – Regulatory Annuity Base (BAR)	159
Equation 46 – Annual Rental Cost (CAL)	160
Equation 47 – Annual vehicle Cost (CAV)	160
Equation 48 – Annual Cost of Information Systems (CAI)	161
Equation 49 - Stationary Series	209
Equation 50 - Seasonal Series	209
Equation 51 - Box & Jenkins Methodology Models	210
Equation 52 - ETS Model	210
Equation 53 - Dynamic Model	212

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1. Introduction
1.1. Context

     Boa Vista Energia S.A. (“Boa Vista”, the “Distributor”, or the “Company”) is private company headquartered in 691 Ene Garcez Avenue, Boa Vista, the capital of the State of Roraima and currently controlled by Centrais Elétricas Brasileiras S.A. - Eletrobras.

     According to Article 2 of Decree 8.893, the Brazilian Development Bank (BNDES) is responsible for the supervision and execution of the privatization process of the electric distributorship concession holders.

     In this context, the Consortium has prepared the financial valuation of the Company’s shares with a base date of December 31, 2016, using a Discounted Cash Flow (“DCF”) methodology. The financial valuation assumes the scenario of renewal of the concession for electric power distribution. Therifore, the result of this work represents the Company’s value in the event of concession renewal.

1.2. Purpose

     The purpose of this report is to provide BNDES, the leader of the project, with information regarding the company’s Fair Value, making clear all assumptions used for calculations of portions A and B, as well as the methodologies used in the financial model.

With this purpose, the following analyses were carried out:

· Research and analysis or market information;

· Projections for the energy market, energy demand and regulatory elements;

· Analysis of the historical financial statements;

· Meetings, conference calls, and discussions with the directors and technical teams of the Company;

· Field visits;

· financial statements projections (Income Statements and Cash Flow Statements) based on information provided by the Company, market analyses, and due diligence studies;

· Financial valuation based on Discounted Cash Flow methodology;

· Calculation and projection of the discount rate based on the Weighted Average Cost of Capital (WACC) methodology, used for calculating the present value of projected cash flows;

· Calculation and projection of regulatory WACC.

1.3.Summary of assumptions

Methodology

     The valuation of the Company was performed using the Discounted Cash Flow method, based on the projected profits, utilizing Free Cash Flow to the Firm (FCFF).

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Discount Rate

     The methodology used to estimate the discount rate was the Weighted Average Cost of Capital (WACC), considering a rolling capital structure (Rolling WACC).

Base Date

The base date used for this valuation is December 31,2016.

Projection Period

     The cash flows were estimated for the period between January 1, 2017 and February 29, 2048 (end of the concession period) assuming operational shutdown of the Company at the end of the concession period. Only the cash flows projected for the period between March, 2018, and February, 2048, were considered in calculating the Net Present Value of the Company.

Currency

The projections are expressed in nominal Reais (R$) considering inflation effects.

Macroeconomic assumptions

     The macroeconomic assumptions used in the financial model are presented below. It is important to highlight that the GDP premise was used in the projection of the number of consumers by market class as detailed in Chapter 4 of this report.

		Figure 1 - Macroeconomic Assumptions

Parameters	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	> 2026
Inflation - Brazil	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%
https://www3.bib.gov.br/expectativas/publico/consulta/serieestatisticas
IPCA – variation % - Avg - ' Annual • Period 03/03/2017 - 03/03/2017 2017 – 2022

Inflation – USA	2.40%	2.30%	2.30%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
https://www.cbo.gov/publication/52370
Table C-l. - C8O’s Economic Projections. by Calendar Year - Consumer price index

IGP-M (Other income)	4.78%	4.74%	4.64%	4.56%	4.47%	4.47%	4.47%	4.47%	4.47%	4.47%	4.47%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas
IGP-M • variation % • Avg • Annual • Period 03/03/2017 - 03/03/2017 2017 – 2022

Selic	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas
Over-selic rate • % p.a. - Avg • Avg year - Period 03/03/2017 - 03/03/2017 2017 -2022

PIB	0.47%	2.40%	2.53%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%
https://www3.bcb.gov.br/expectativas/publlco/consulta/serleestatistlcas
Total GDP - variation % - Avg - ' Annual • Period 03/03/2017 - 03/03/2017 2017 - 2022

The projections available in the described sources are presented in blue font in the table above; the data presented in black font, as well as the values from 2026 on, replicate the last available data. The projected data for IPCA, IGP-M, SELIC, and GDP were developed by Central Bank of Brazil in the date exposed in the table (March 03, 2017). The projections are available in Boletim Focus.

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1.4.Valuation Conclusion

     The following table presents the results of the financial valuation according to the methodology and assumptions presented in this report.

Table 1 – Conclusion of Value

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2. History and Characteristics of the Concession

     This chapter will detail relevant characteristics of Boa Vista Energia S.A., providing information regarding its history, socioeconomics, transportation infrastructure, climate and level of connectedness to SIN (“Sistema Interligado Nacional” or National Interconnected System).

2.1.Brief History

     Roraima is a relatively new Brazilian state: the territory was only acknowledge as a state in 1989. Delay in the acknowledgment of Roraima as a state is related to the late development of the territory. Upon passing over Brazil, aviator Alexander Hamilton Rice recorded, in 1924, that Boa Vista had 164 houses that held a population of only 1.200 people [1].

     The city of Boa Vista and surroundings only saw sustained development as of the 1940’s, motivated by mining. Between 1940 and 1950, based on urban and rural development programs - that included public works, urban reform, incentives to trade and farming - the territory started executing infrastructure projects.

     After almost two decades, in 1968, Companhia Energética de Roraima (CERR) was set up by Federal Law No. 5.523, of November 4, 1968, with the goal of transmitting and distributing electricity in the territory of Roraima [2]. The company then became responsible for the operation, development and expansion of electric power networks throughout the entire territory, although the greatest load center was the city of Boa Vista.

     In 1989, the state capital of Boa Vista fell under control of Eletronorte – Centrais Elétricas do Norte do Brasil S.A, a subsidiary of Eletrobras created through Decree # 72.548, art. 1, of 07/30/1973, with the objective of expanding the production of electricity to large scales in the Amazon. CERR became responsible for the Generation, Transmission, Distribution and Commercialization of electric power for the all the entire state of Roraima [3].

     Thus, at that moment in time, both independent Companies were engaged in performing electric power services in the state of Roraima: one for the Capital, with majority shareholding of Eletronorte, and the other for the rest of the state, with majority control of the State Government.

     Boa Vista Energia S/A was setup on December 23, 1997, a direct subsidiary of Eletronorte, responsible for the generation, transmission and distribution of electric power in the municipality of Boa Vista. In 1998 the company signed the "Commitment Term to Assume Rights and Obligations", and fell under the control of the Eletrobras group. Ultimately, in 2001 the company signed concession agreement #021/2001, becoming regulated by the Brazilian Electricity Regulatory Agency - ANEEL. As of March 2010 the company has assumed the name Eletrobras Distribuição Roraima – EDRR [4].

     At the same time, CERR opted to not sign the concession agreement at the awarding power, not being reached by the regulatory rules set up by ANEEL. In 2012, the majority shareholder of

CERR, the government of the state of Roraima, continued the Company’s federalization process.

The objective was the technical, economic, and financial recovery of CERR, in addition to adoption of a management model adequate and compatible with that required by ANEEL. The

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Shareholders Agreement was signed on September 2013, between Eletrobras and the government of the state of Roraima with intervention by CERR, which allowed CERR to be managed through shared administration between Eletrobras and the state government [5].

     As of January 1, 2017 Eletrobras Distribuição Roraima, hereinafter denominated Boa Vista Energia [6], became responsible for full service to users that had been serviced by Companhia Energética de Roraima – CERR. Currently, Boa Vista carries out electric power generation and distribution services for the entire state of Roraima.

2.2. Description of the Operating Area

     The state of Roraima, despite having an area of approximately 224.301 km² – similar in size to the United Kingdom, for example – contains only 509 thousand inhabitants in 15 municipalities, with 64% of the population located in the capital Boa Vista [7]. Located on the northern extreme of the country, Roraima borders Guyana to the east, Venezuela to the north, the state of Amazonas to the west, and the state of Pará to the southeast.

Figure 2 shows the geographic distribution of the 15 municipalities of the state.

Figure 2 – State of Roraima (Capital in Highlight).

Source: Self Prepared

     Boa Vista Energia S.A. services approximately 156.3 thousand consumer units, with a total market of 72.33 GWh/month, according to data from January 2017 for the entire state of Roraima [8]. Below we describe the main socioeconomic characteristics of the state, as well as its infrastructure, climate, level of connectedness of the electric system of Roraima to the National Interconnected System (SIN) and distribution networks standards.

2.3. Socioeconomics

     Chart 1 synthesizes the socioeconomic characteristics of the state of Roraima. The state of Roraima has the lowest number of municipalities of all the states of Brazil. Furthermore, it has the country’s lowest population density (only 2.27 inhabitants per km2). Almost all urban households have access to infrastructure services: according to the 2015 PNAD, 98% of households received water supply via networks and had adequate sanitary sewage (through networks or septic tanks), and 97% received garbage collection.

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     Regarding income, according to data from the IPEA/IBGE of 2014, the state presented an average household income above the average in the North and Northeast regions (R$ 946.82 for the state of Roraima, against R$ 782.76 for the North region and R$ 730.24 for the Northeast region). Meaning, in terms of income, the state stands out in the North/Northeast region of the country. Nonetheless, 16% of its population live in households with income below the poverty line, which denotes an accentuated social unbalance.

Chart 1 – Socioeconomic characteristics of the state of Roraima

The State of Roraima is characterized by :

I.	15 Municipalities
II.	2.27 inhabitants per km2 (density )
II.	16% of the population was located in rural areas in 2015
II.	10% of the population was illiterate in 2015
II.	3% of urban households had no garbage collection in 2015
II.	2% of urban households had no water supply networks in 2015
II.	2% of urban households had no sanitary sewage networks/septic tanks in 2015
II.	8% of rural households had no electric lighting in 2015
III.	8% Unemployment Rate
III.	16% of the population lived in households with household income below the poverty line in 2014
III.	R$ 946.82 Average Household Income per capita in 2014 (in Brazil that amount is R$1,152.24)
IV.	R$ 18,496 GDP per capita
IV.	32 deaths per 100,000 inhabitants in 2014 (Brazilian average, 29.37)

Sources: I. IBGE1 ; II. PNAD2 2015; III. IPEA3 /IBGE 2014; IV. DATASUS4 /IBGE.

     Appendix A shows the comparisons of the analyzed indicators with the averages for Brazil and for the North and Northeast Regions.

2.4. Transportation Infrastructure

     The Brazilian National Department of Transportation Infrastructure (DNIT) is the main executing body of the Ministry of Transportation. It was created in February, 2002, to perform functions related to the construction, maintenance, and operation of the infrastructure of the Federal Traffic System under direct administration of the Federal Government for roads, railroads, and waterways. The analyses and conclusions obtained in this section are based on information provided by DNIT in the annual summary of 2015 of the National Traffic System.

1 Brazilian Geography and Statistics Institute - IBGE

2 National Survey per Household Sample - PNAD

3 Applied Economic Research Institute - IPEA

4 Computer Department of the Individual Health System - DATASUS

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     Graph 1 shows the density of total roads, taking into account the planned and existing ones, of the regions of Brazil, highlighting the data of the states of North and Northeast. The state of Roraima has low road density when compared to other states of the North and Northeast Region, with, on average, 40 m of highway per square kilometer of geographic area.

Graph 1 - Density of Highways (km/km²)

Source: Self Prepared based on DNIT data, 2015

     Graph 2 shows the composition of roads in Roraima as between existing and planned. Based on this, it can be concluded that the state does not have major expansion plans for its highway system, as only 9% of total roads are in the planning phase.

Graph 2 - Percentage of Existing and Planned Highways in 2015

Source: Self Prepared based on DNIT data, 2015

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     With respect to already constructed roads, Table 2 provides data for federal, state and municipal roads, as well as the pavement5 situation of the roads of Roraima.

Table 2 – Highway Indicators for Roraima

Type	Roads	Extension	Weight/Participation
		(km)	(%)
	Federal	1,673.9	22.2%
	State	1,587.5	21.0%
Existing Total
	Municipal	4,282.6	56.7%
	Total Roads	7,544.0	100.0%
	Federal	1,004.6	68.7%
	State	428.4	29.3%
Paved
	Municipal	28.7	1.9%
	Subtotal Paved	1,461.7	19.4%
	Federal	669.3	11.0%
Not	State	1,159.1	19.0%
paved	Municipal	4,253.9	70.0%
	Subtotal Not	6,082.3	80.6%
	paved
Source: Self Prepared based on DNIT data, 2015

     The state has a total of 7,544 km of roads. The federal and the state highways have similar levels of representation, 22% and 21% respectively. Of the total existing roads in Roraima, 81% are unpaved (6.082 km), consequently, the total amount of paved roads is very low compared to all existing roads (just 19% or 1,461 km). This makes it difficult to travel municipalities in the state.

     Almost all the municipal roads (99.3%) are unpaved. This makes difficult traveling between the municipal center and the surrounding areas, as these roads tend to become dangerous with rain, when the dirt roads get muddy and can bog down emergency services vehicles.

     Among the paved roads, most are under federal administration (over 1,000 km or 69% of the total paved roads).

     Figure 3 shows the federal roads (in red) and state roads (in blue) for the state of Roraima6. Analysis of the road grid leads to the conclusion that there is a greater concentration of roads (state and federal) in the areas closer to the capital Boa Vista.

5 Paving is the coating of a road by materials able to resist the continuous flow of vehicles, for example, by asphalt

6 The DNIT only made available the 2016 updated files for federal roads, with the most recent information on state roads being from 2013

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Figure 3 – Federal and State Highways of Roraima

Source: DNIT, 2013 and 2016

Roraima is a state with low density of roads and a deficient highway structure (less than 20% of the state’s total roads are paved, with the majority of those being federal). Most of the unpaved roads are under municipal administration, which hinders transportation of people and provision of services in the state.

2.5. Climate

     Located on the border with Venezuela and Guyana, Roraima has tropical sub-humid and humid equatorial climates, with fairly stable temperatures. Throughout the year the average temperature ranges from 20°C in the highest zones to 38°C in low-lying regions.

     Rainfall indexes increase from east to west. There are two distinct periods throughout the year, with almost similar duration: (i) the wet period, from April to September, when total rains result in increased flooding; and (ii) the dry period, from October to March, characterized by the significant decrease in rainfall, which results droughts.

Table 3 contains basic information for the climate characteristics of the state of Roraima.

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	Table 3 – Climactic characteristic of the state of Roraima
		Climatic Characteristics for Roraima and Regions
	Rainfall	Rainfall	Keraunic	Maximum	Maximum
Region	Index [i]	Intensity ii	Index iii	Temperature	Wind Speed [v]
	(mm)	(mm/day)	(lightning/km²)	iv (°C)	(mps)
Roraima	159.95	10.70	4.03	33.29	2.90
North	176.60	11.64	5.93	31.76	4.09
Northeast	54.66	5.18	2.48	30.60	5.35
Brazil	109.44	8.82	5.55	29.45	4.69

Source: Raw data obtained on the website of INMET 7 and INPE 8. Information processing by state based on P&D of ABRADEE, 2012 9.
i = Annual average rainfall (rain, snow, hail) at a determined place for a determined time period.
ii = Ration between the Pluviometric Index and the number of days with rainfall in a determined Region.
iii = Quantity of lightning in a determined Region.
iv = Maximum average temperature recorded.
v = Maximum average speed recorded.

     The state of Roraima presents a fairly high rainfall index, scoring above the national and Northeast Region averages, similar to the averages for the North Region. The same applies for rain intensity, which presents a value approximately 20% above the national average. Regarding the maximum average temperature, it is similar to the regional and national averages.

     Winds in the region are of low speed when compared to the regional and national averages, due mainly to the presence of a natural barrier formed by the Amazonian Rainforest. Roraima has a low incidence of lightning strikes, lower than the average for Brazil and the North region, but higher than the average for the Northeast Region.

Figure 4 show the rainfall volume (in millimeters) for Brazil for 2015 and 2016.

Figure 4– Total precipitation accumulated for the Brazilian states

Source: INMET, 2016

7 National Meteorology Institute (Instituto Nacional de Meteorologia) – INMET

8 National Spatial Research Institute (Instituto Nacional de Pesquisas Espaciais) – INPE

9 The information available for analysis regard 2012 and were obtained from the P&D project of ABRADEE entitled Methodologies for Tariff Revision of Electric Energy Distributors carried out in 2013, as there are no public data, mean or accumulated, of the variables being studied

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     The figures presented above confirmed the understanding that Roraima is located in a region of country with relative influence of rains, presenting precipitation totals between 1.000 mm and 1.600 mm for 2015 and between 1.400 mm and 2.400 mm for 2016. The pluviometric rates for the state are below that of the North Region and above that of the Northeast Region and the national average, showing a greater intensity in rains in 2016.

     Figure 5 shows the average temperatures (in degrees Celsius) observed for all Brazilian states in 2015 and 2016. There is a certain stability in most part of the state’s territory, as the average temperatures for Roraima remained between 28°C and 30°C for both years.

Figure 5 – Average temperatures observed for the Brazilian states

Source: INMET, 2016

     In light of the previous sections (2.4 e 2.5), it can be concluded that Roraima is characterized by: (i) relatively high rainfall, which together with the (ii) lack of pavement of most roads may hinder the transportation of emergency services vehicles and, consequently, increase the time to attend emergencies compromising the collective quality indicators 10 of the Distributor (DEC and FEC).

2.6. Geoelectric Characteristics

     The state of Roraima is the only state completely isolated from the National Interconnected System (SIN). The Region’s electric supply comes from a 230 kV transmission line that from

Venezuela (Santa Elena de Uairém), which services consumers in the Capital (Boa Vista), and from isolated systems spread-out through the rest of the state.

     This chapter will address the interconnectedness level to SIN in the State of Acre, as well as characteristics of the distribution systems of High (AT), Medium (MT), and Low (BT) Voltage.

10 Equivalent Interruption Duration per Consumer Unit – DEC; Equivalent Interruption Frequency per Consumer Unit - FEC

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i. Level of Interconnectedness to SIN

     The transmission system in Brazil has importance and a role that exceeds the classic function of “only” taking energy from the generating centers to the consumption centers. Due to the characteristics of the Brazilian electric system, notably its hydraulic base, and the large territorial extension of the country, the transmission system in Brazil also works as a “virtual source of energy”, that is, it is operated in a way that allows diverse uses between the sub-systems (North, Northeast, Mid-West/Southeast, and South).

     The isolated systems are located virtually totally in the North Region of the country. Today, they represent a little more than 2% of the total consumption of electricity in Brazil [6]. The supply of electric power in the isolated systems of the North region essentially consists of hydroelectric plants - without reservoirs - and thermal plants - 80% of the installed capacity of generation of diesel oil-powered thermoelectric plants, according to data from the Ministry of Mines and Energy [6].

     The lack of interconnectedness of the isolated systems implies a high cost of operation and maintenance of such generating plants, since generating power based on fossil fuels is notoriously more expensive than from a water source, as observed in Graph 3 (comparison with the year 2011).

Graph 3 - Competitiveness of generation sources.

Source: MME/SPE and Market data, 2011

     Figure 6 illustrates the situation as of June 2016 of the level of interconnection - current and future - of national transmission lines. Boa Vista is the only capital not connected to the SIN, but there is transmission line project to connect the capitals of Roraima and Amazonas.

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Figure 6 – National Interconnected System

Source: ONS, 2016

     The interconnection project of Boa Vista to the SIN comprises 2 circuits of 500kV, with the goal to strengthen the supply of energy in the Region, which is currently supplied by the a connection with Venezuela (72%) and by diesel-powered thermoelectric plants (28%). This project, tendered in 2011 by ANEEL, was won by Consórcio TransNorte, set up by Alupar and Eletronorte, and whose expected completion date was January 2015.

     However, six years after being commission, the works have still not been started, due to the lack of environmental authorization from Funai (National Indian Foundation) for passage of the line through the 125 kilometers of the Waimiri-Atroari indigenous lands, located to the north of Amazonas and to the south of Roraima.

     On September 2, 2015, TransNorte Energia S.A. filed at ANEEL the request for friendly rescission of the agreement to carry out referred works, but ultimately the Ministry of Mines and Energy decided on maintaining the Consortium in the venture. The regional superintendent of Eletrobras Roraima, Roni Franco Rodrigues, recently announced that in April 2016 there would be a meeting with the indigenous people to overcome the last roadblocks to starting the Linhão de Tucuruí between Manaus (AM) and Boa Vista. The construction process is foreseen to conclude only in 202111 [1].

11 “In an exclusive interview to Folha, the regional superintendent of Eletrobras Transmissão Roraima, Roni Franco Rodrigues, announced that at the begining of April there will be a meeting with the indigenous people to define the last setbacks to retake the works of the Linhão de Tucuruí between Manaus (AM) and Boa Vista, which will interconnect Roraima to the National Interconnected System (SIN) as of Amazonas. With the resumption, the process

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ii. AT/MT/BT network standards

     The transmission systems that service Boa Vista Energia contain 298 km with voltages of 400 kV and 410 km at 230 kV in simple circuit, interconnecting the hydroelectric system of Guri (in Venezuela) to the SE Monte Cristo (of Eletronorte, on the border between Brazil and Venezuela) [11].

     In turn, Eletronorte’s Transmission System (in Roraima) is comprised of a 230 kV transmission line between Santa Elena de Uairém to the surroundings of the city of Boa Vista, connecting the line to SE Boa Vista 230/69/13.8 kV. From these, 70.5 km of transmission lines at 69 kV flow out to interconnect three sub-stations of 69/13.8 kV: Forest, Center and Industrial District.

     The company furthermore counts with three thermoelectric plants to service the Capital, dispatched to cater the load upon contingencies/failures of the Guri system. Figure 7 presents the topology of the AT grid for the state of Roraima, which evidences: (i) the location of the three thermoelectric plants and their respective power 12; (ii) interconnection at 230 kV of Brazil with Venezuela and (iii) the three 69 kV sub-stations that connect to the 230 kV sub-station of Eletronorte [6].

must be started from scratch, with forecast for the energy to reach Roraima possibly in 2021. ” – Information from FolhaWeb (03/28/2017).

12 UTE Novo Paraíso, as well as its assets, is property of CERR

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Figure 7 – Topology of the Boa Vista System.

Source: Eletrobras Roraima, 2016

     Primary suppliers leave from SE’s Forest, Center and Industrial District to the distribution system of Boa Vista. The Medium and Low Voltage distribution network (SDMT/BT) that comprises the distribution system is set up by 1.967 km of MT grid, being 705 km of urban MT grid and 1.262 km of rural MT. The BT network has 1.307 km, being 1.219 km of urban network and 88 km of rural network [11]. Currently most of the suppliers are in high load condition, hindering the rearrangement of loads between medium voltage circuits.

     As of January 2017 Boa Vista Energia started to serve the interior of the state (former engagement areas of CERR). Nonetheless, CERR did not hold adequate geo-referencing and equity control of assets, thereby not allowing identification and valuation of its distribution networks. The one-line diagram presented in Figure 8 exposes the best representation available for the interior system of Roraima [11].

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Figure 8 – Interior system of the state of Roraima

Source: Eletrobras Roraima, 2016.

     The interior of the state basically has five 69/13.8kV sub-stations in operation, which are (i) Mucajaí; (ii) Caracaraí; (iii) Novo Paraíso; (iv) Rorainópolis and (v) São João do Baliza. All of these, according to the perception of the operators of Boa Vista, need updating/retrofit. Furthermore, there are another three 69/13.8kV sub-stations that are not in operation, as these still need to be completed, namely: (i) Bonfim; (ii) Sucuba and (iii) Cantá.

     Supply to the state’s interior is carried out via a 69 kV line and two 13.8 kV distribution suppliers (property of Boa Vista). Other customers of the state’s interior are serviced by approximately 80 diesel-powered thermoelectric plants of different sizes and varying power average between 1 to 2.5 MW average [12]. Nevertheless, eight UTE’s 13 are responsible for 80% of the oil consumption in the interior of Roraima.

     The distribution network is highly deficient, rural, and connected to the roads that interconnect the 14 municipalities of the state’s interior. Roraima has difficulties to the extreme south, where access is precarious. So much so that during certain periods of the year, fuel delivery is carried out via waterways.

13 Amajari, Surumu, Boca da Mata, Normandia, Napoleão, Santa Maria do Boiaçu, Tepequem and Uiramutã

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2.7. Special Considerations: Incorporation of CERR Engagement Area

     The engagement area of Boa Vista S.A, as of January 01, 2017, now covers the area that was held by Companhia Energética de Roraima – CERR. This was a result of the recommendation not to extend the concession to the Distributor and by the unification of CERR and Boa Vista S.A. concession areas, published in Technical Note #35/2016 of February 19, 2016 and referenced in Proceeding #48500.005465/2012-94.

     On August 2016, the Ministry of Mines and Energy, through decree No. 425, designated Boa Vista S.A. as responsible for electric energy with the goal to ensure continuity of the service in the areas established according to Decree MME #920, of November 5, 1969 and Resolution

ANEEL #54, of February 8, 2001, regarding CERR’s concession area.

     From August to December, 2016, there were certain court proceedings that prevented Boa Vista Energia from performing installations in the interior. This situation was only remedied in January, 2017, when Boa Vista started to service the entire state of Roraima. The main critical point of this incorporation is the absence of information regarding the state’s interior. Up to the moment this report was drafted, the information available is frequently unreliable.

     The following chapters will present the collected information (even though many times it is much less detailed than the data available for the capital) and the metrics adopted for validation and projections of the several parameters that comprise the valuation model for the company. That is, the emphasis of the other chapters will be on demonstrating, first for the capital and then for the interior of the state, the information available and the methodology adopted for projection of each parameter of the concession’s economic-financial model.

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3. Market and Consumption Unit Forecasts

     The sections below present: (a) a history of the market and consumption units, with information subdivided as per voltage level and class of consumption; (b) market forecast methodology per class of consumption, as well as auxiliary data and variables used in the forecasts; (c) Results of market forecasts until 2048; (d) consumption units forecast methodology; and (e) results of the CU’s forecasts until 2048.

3.1.Market and Consumption Units (CU) History

     This section will analyze the consumption market of Boa Vista (Capital and Countryside), detailing information on the consumption per voltage level and tariff class and on the invoicing per user type. It is worthwhile noting that, for Boa Vista (Capital), all the information of this section has been obtained from the tariff operations of Eletrobras Distribuição Roraima in the period between 2012 and 2016. The State Countryside (area of scope of CERR until December 2016) only has public data available for years 2014, 2015 and 2016, with few levels of information segregation.

Boa Vista (Capital)

     In Table 4 we have analyzed the evolution of the number of consumption units (“NCU”) of the company from 2013 to 2016, as well as the variation rates in the entire period – variation of 2016 in relation to 2013 – and geometric – Compound Annual Growth Rate (CAGR)14. Note that the both the medium and low voltages had a trajectory of growth of 5% p.a., with the growth rates in the period being of 15% to Medium Voltage and 17% to Low Voltage.

Table 4 – Evolution of the Number of Consumer per Voltage Level

		NCU per Voltage Level			Variation Rate
					Period	Geometric
Voltage / Year	2013	2014	2015	2016
					(2013/2016)	(p.a.)
A4	425	451	460	487	15%	5%
BT	95,300	100,899	105,397	111,088	17%	5%
TOTAL	95,725	101,350	105,857	111,575	17%	5%

Source: ANEEL, tariff operations homologated between 2013 and 2016, processed in November of each year. The NCU usually refers to October of each year.

     Table 5 demonstrates the evolution of the invoiced market (MWh) per voltage level, in addition to the two growth rates: period and geometric. The information about the market are also presented in accordance with the types: (i) Supply – captive consumers of the Distributor; (ii) Supply – Distributor supplying another Distributor; (iii) Other Free – free consumers of the Distributor; and (iv) Distribution.

14 CAGR – Compound Annual Growth Rate.

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	Table 5 – Market Evolution per Voltage Level

	Market per Voltage Level (MWh)				Variation Rate
					Period	Geometric
Voltage / Year	2013	2014	2015	2016
					(2013/2016)	(p.a.)
SUPPLY	608,048	686,075	742,397	790,749	30%	9%
A3	-	-	-	-	-	-
A4	149,077	162,830	178,971	188,181	26%	8%
BT	458,971	523,244	563,426	602,569	31%	9%
LOW INCOME	18,326	39,763	36,953	31,145	70%	19%
SUPPLY	163,938	186,597	203,091	221,728	35%	11%
OTHER FREE	-	-	-	-	-	-
DISTRIBUTION	-	-	-	-	-	-
TOTAL	771,986	872,672	945,489	1,012,477	31%	9%

Source: ANEEL, tariff operations homologated between 2013 and 2016, processed in November of each year. The market data refers to the 12-month period, starting from the month anteceding the tariff operation. The market share percentage of Low Income is given in relation to the Low Voltage market.

     In general terms, the supply of electric power presented an average growth of 9% p.a.. Boa Vista was the supplier of concessionaire CERR until the end of 2016, reason why the market of Supply of Boa Vista is expressive (approximately 22% of the global market in 2016). In relation to the opening per voltage level, it is possible to note that while the consumption market of Low Voltage rated as Low Income grows at an average rate of 19% p.a., the Medium Voltage market presents lower growth – however still significant -, of 8% p.a. (or 26% in the analyzed period).

     Table 6 contains the evolutions of the mid-market per voltage level, in addition to the two growth rates: period and geometric. Mid-market means the average consumption value of a customer in accordance with the voltage of service.

	Table 6 – Mid-Market Evolution per Voltage Level

	Mid-Market per CU per Voltage Level (MWh)				Variation Rate
					Period	Geometric
Voltage / Year	2013	2014	2015	2016
					(2013/2016)	(p.a.)
A4	29	30	32	32	10%	3%
BT	0.40	0.43	0.45	0.45	13%	4%
TOTAL	0.67	0.72	0.74	0.76	13%	4%
Source: ANEEL, tariff operations homologated between 2013 and 2016.

     Note that both the average consumption of Low and Medium Voltages grew in the period. The Medium Voltage market presented growth in the average consumption per use at the average rate of 3% p.a., while the Low Voltage presented growth of 4% p.a.. It is worthwhile noting the high consumption per capita of Low Voltage (approximately 450 kWh). The average monthly consumption may also be presented per category (rating of users according to the final destination of the electric power), as per Table 7.

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	Table 7 – Evolution of the Average Consumption per Tariff Class
	Average Monthly Consumption per Class (kWh)				Variation Rate
					Period	Geometric
Class / Year	2013	2014	2015	2016
					(2013/2016)	(p.a.)
Residential	315	342	355	356	13%	4%
Industrial	3,452	4,028	3,981	4,934	43%	13%
Commercial	1,360	1,480	1,631	1,657	22%	7%
Rural	387	483	426	389	0%	0%
Public Lighting	28,618	24,308	26,625	32,105	12%	4%
Public Power	8,261	8,880	8,986	8,895	8%	2%
Public Service	23,056	20,604	24,194	25,553	11%	3%
Others Classes	816,533	876,964	1,319,385	1,247,197	53%	15%
TOTAL	672	718	744	756	13%	4%
Source: ANEEL, tariff operations homologated between 2012 and 2016.

     The consumption classes entitled Other Classes and Industrial were those that presented highest growth of the average consumption in the analyzed period, of 15% p.a. and 13% p.a., respectively. The Residential class has a trend of growth of 4% p.a.. The Rural class was the only one without growth of average consumption, with null variation rates.

Boa Vista (Countryside)

     The only public information available on the market of CERR (Countryside State of Roraima) dates back to 2014. Technical Note no. 366/2014-SRE/ANEEL – which aimed at homologating Tariffs for Electric Power and for the Use of Distribution Systems of CERR –presents, in its attachment, the SPARTA spreadsheet with information about the market of the company between November 2013 and October 2014.

     Table 8 presents data on consumption units, market, and revenue per voltage level. Note that Low Voltage is responsible for almost the totality of CERR consumers, which a substantial share of the market and revenue, of 99.6%, 88.9%, and 88.2%, respectively. Consumers classified as Low Income represent more than half of Low Voltage consumers and have a share of 17.3% of the annual consumption in the State countryside.

Table 8 – Number of Consumers, Market, and Revenue of CERR per Voltage Level (2014).

					Revenue (BRL
Voltage Level	Consumers		Market (MWh)
					Million)
A4	122	0.4%	10.581	11.1%	3.0	11.8%
BT	39.555	99.6%	84.736	88.9%	24.6	88.2%
LOW INCOME	21.122	53.2%	16.491	17.3%	-	-
TOTAL	39.677	100.0%	95.318	100.0%	27.6	100.0%

Source: SPARTA ANEEL, attachment to Technical Note no. 366/2014-SRE/ANEEL. The number of consumers refers to October 2014, with market and revenue being the sum of November 2013 to October 2014. Consumers and Low Income market (LI) are contained in the Low Voltage data. It was not possible to identify the revenue from the invoicing of Low Income users.

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     Table 9 presents data on consumption units, market, and revenue per tariff class. Note that the Residential class has a greater share of consumers, market, and distributor revenue, of 61.7%, 44.5% and 45.7%, respectively. In addition, 32.6% of the invoicing in 2014 was associated with the Commercial and Rural tariff classes. The share of the Industrial class is low, with only 3.2% of the market and 3.6% of the countryside revenue.

Table 9 - Number of Consumers, Market, and Revenue of CERR per Tariff Class (2014)

					Revenue (BRL
Class	Consumers		Market (MWh)
					Million)
Residential	24.470	61,7%	42,441	44.5%	12.6	45.7%
Industrial	132	0,3%	3,081	3.2%	1.0	3.6%
Commercial	2.509	6,3%	13,094	13.7%	3.9	14.1%
Rural	11.318	28,5%	17,508	18.4%	5.1	18.5%
Public Lighting	39	0,1%	6,488	6.8%	1.1	4.0%
Public Service	1.039	2,6%	8,895	9.3%	2.7	9.8%
Public Service	124	0,3%	3,724	3.9%	0.9	3.3%
Other Classes	46	0,1%	88	0.1%	0.03	0.1%
TOTAL	39.677	100,0%	95,318	100.0%	27.6	100.0%

Source: SPARTA ANEEL, attachment to Technical Note no. 366/2014-SRE/ANEEL. The number of consumers refers to October 2014, while market and revenue are the sum from November 2013 to October de 2014. Consumers of the Low Income (LI) market are contained in the Low Voltage data. It was not possible to identify the revenue from the invoicing of Low Income users.

     In order to expand the analysis, we have estimated, for the regulatory years of 2015 and 2016 – between November of the previous year until October of the year of analysis – the State market without including the capital. Firstly we calculated, for 2014, the weight of CERR’s market in relation to the level of supply of Boa Vista. Based on this percentage, we have estimated the Countryside market based on the level of supply verified in Boa Vista, Capital.

     Table 10 presents the evolution of electric power consumption in the Countryside of Roraima between 2014 and 2016. There was a growth of 18.8% in the period, while the consumption in the Capital, Boa Vista, raised 15.3% between 2014 and 2016. There is no separation of market information per type of users.

Table 10 – Evolution of the Invoiced Electric Power Market in the Countryside of Roraima (MWh)

Region / Year	2014	2015	2016	Period	Geometric
				(2014/2016)	(p.a.)
Interior (CERR)	95,318	103,743	113,263	18.8%	9.0%

Source: SPARTA ANEEL – attachment to Technical Note no. 366/2014-SRE/ANEEL – and Self prepared.

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     In this same period, the number of consumption units expanded at an even more expressive pace in the Countryside, at 7.9% per year (against 5% p.a. in the Capital), as observed in Table 11.

Table 11 – Evolution of the Consumption Units in the Countryside of Roraima

Region / Year	2014	2015	2016	Period	Geometric
				(2014/2016)	(p.a.)
Interior (CERR)	39,677	46,893	46,211	16.4%	7.9%

Source: The SPARTA spreadsheet was used for 2014, whose data refer to October 2014. Years 2015 and 2016 were estimated based on the average market growth. The data refer to October in the respective years.

     Due to the limitation of information on the State Countryside, there is no possibility of making conclusive analyses on the market previously covered by CERR. However, it is possible to conclude, based on 2014, that the Residential class is the principal representative of users in the countryside of the State, in addition to representing approximately 45% of the market and revenue. Special note to the share of the Rural and Commercial classes, which, together, represent approximately 1/3 of the market and revenue in the countryside.

     It is worthwhile noting the perception that there is a repressed demand in the State Countryside15, especially rural customers, who do not invest in infrastructure due to the lack of quality of the supply of electric power.

     In addition, as observed in section 4.3.7, there are approximately 9 thousand potential users in the State Countryside, who lack connection to the electric power system. These users are part of “Programa Luz para Todos” (PLpT) (Program Light for All), whose investments to allow the connection to the network are forecasted for the first quinquennium of the concession (between 2018 and 2020).

3.2. Market Forecast Methodology

     We present below the methodologies, premises, auxiliary variables, and results obtained for the market forecasts, separated by Capital and Countryside. This difference is necessary, among other reasons, due to the historic dynamics of growth verified between the regions of the state and data availability for the composition of the consumption series per tariff class.

Boa Vista (Capital)

     In order to subsidize the several tariff calculations and the economic-financial cash flow, market forecasts are necessary, separated by: (i) class of consumption (Residential, Commercial, Industrial, Rural, Public Service, Public Lighting, Public Service, Own Consumption); (ii) voltage

15 Perceptions extracted from conversations with the Boa Vista distribution planning teams.

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level (High Voltage - A1, A2 and A3 -, Mid Voltage - A3a and A4 – and Low Voltage - LV -); and (iii) type of consumer (free and captive).

     Regarding the market forecast per class of consumption, the main time series methodologies used for the forecasts are known with Box & Jenkins (BOX; JENKINS, 1976) and the methods of exponential smoothening, especially the State Space models (HYNDMAN, et al. 2002). These methodologies allow the forecasting of future values of series based on present and past values, using univariate and multivariate. Univariate series are based on the very own structure of the historical series, and the multivariate series allow using auxiliary variables, which have association with the modelled historical series. In addition to these more consecrated methodologies, another possibility are the Dynamic Models, which consist of the multiple regression models estimated from the Ordinary Least Squares (OLS). Appendix B has a brief explanation of each of the methodologies mentioned and used for the Boa Vista (Capital) market forecast.

     Software R (version 3.2.3) and EViews 8 were used for the modelling. For the case of software R, specific packages have been used: Forecast v8.0 (HYDMAN, et al. 2017) for models Box & Jenkins, ETS and Dynamic Models; and Dyn v0.2-9 (GRONTHENDIECK, 2012), dynlm v0.3-3 (ZEILEIS, 2014) for Dynamic models. In the case of Dynamic models, software EViews has also been used.

     For the analysis of the adequateness of the estimated models, transformations have been used to the historical series. Transformations are applied with the purpose of stabilizing the variation of the temporal series and to obtain the distribution the closest to the normal. For that, it is possible to apply a series of mathematical transformations, such as logarithm, power, and inverted transformations. A methodology that embraces these transformations, that may be automatically implemented to software R and Eviews, is called Box Cox. The Box Cox transformation consists of finding an optimal Ê that is close to the distribution of yt of the normal distribution.

     The Box Cox transformation was used in all forecast models, which implies that the coefficients of the forecast models have no analytical sense, due to the change of scale in the historical series and, therefore, cannot be directly interpreted as elasticities.

     In addition, tests were used in the analysis of the residues for the verification of presuppositions of non-correlated residues, homoscedasticity, and normality; as well as models for untying models. The untying of models was made from the criteria of information that in both cases seeks the smallest value possible:

- AIC (Akaike Information Criterion) and BIC (Bayesian Information Criterion), both based on the average square of residues.

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- MAPE (Median Absolute Percentage Error), which consists of evaluating the forecast error.

     In this regard, the objective was that of finding forecast models that were suitable for the conduction of long term forecasts, conciliating the observance of presuppositions and using good rates in the information criteria. Since it regards to markets with very specific particularities, in some cases it was necessary to use auxiliary variables that presented association with the historical series from a degree of reliability of 75%, being selected as significant those obtaining p-value below 25% of significance. In most part of the approved models, the p-values were around 5 or 10%. Only in specific cases the p-value of 25% was used. The p-value is not the only criterion adopted for the approval of the models, considering that other tests (residue analyses and information criteria) were applied to each model. Not necessary a value of significance greater than 0.05 or 0.1 is a factor of elimination of the estimated model. There is not a consensus in the specialized literature of the p-value threshold value, the most important being understanding the problem in screen and the theoretical justification [13].

     For the case of autoregressive components, moving averages, and trend averages, the models with the best information criteria and that resulted in models with proper residues were selected. The choice of a more appropriate methodology was performed in the following order: Box & Jenkins, ETS and Dynamic Models. The models in which the coefficient signals of the auxiliary variables followed the economic logics were also selected. Therefore, the approach used allows for choosing the best model among a wide range of options and the selection of relevant auxiliary variables. For the 6 companies designated, this approach was applied to each one of the eight consumption classes, which facilities the treatment of specificities of each one of the series to be forecasted. Appendix C shows the consistency tests performed to each selected model. Appendix D presents models that have also been tested and not selected for they violate modelling criteria.

     The market forecast per voltage level took into account the evolution of the participation in the voltage levels of the overall market since 2012, according to information provided by the concessionaires. From the analysis of the behavior of these participations, it was possible to build an evolution curve, based on linear extrapolation, generating the market forecasts for each level of voltage (High, Medium, and Low). The evolution of the participation of each voltage level is presented in Graph 4 - Voltage level share in the total market (%) - Boa Vista (Capital) Forecasts.

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Graph 4 - Voltage level share in the total market (%) - Boa Vista (Capital) Forecasts

Source: Self prepared

Auxiliary Data and Variables

     The models may be different in each class of consumption, depending on the Distributor. After several tests, the auxiliary variables used in the models per consumption classes are presented below. The adjustments of the models followed the hierarchical logics, prioritizing variables showing first in column “Tested” of Table 12.

Table 12 – Variables used in the market forecasts per class - Boa Vista (Capital)

Variables
Class	Tested	Used
Residential	Population or UC Residential	Population
Industrial	GDP	GDP
Commercial	GDP and Population	GDP and Population
Rural	GDP and Rural Population	GDP
Public Service	Population, GDP and Univariate	Univariate
Public Lighting	Univariate	-
Public Service	Population	Population
Own Consumption	Univariate	-
Source: Self prepared

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     In addition to the correlated variables (auxiliary), due to the strong volatility of several series, dummy variables have been used to capture momentary changes or structural breaks16 in the historical series.

     The data of Population Total were obtained from the Brazilian Institute for Geography and Statistics (“IBGE”). IBGE provides the forecasted monthly population of the State until 2030. After this period, the growth rate month by month was used for the forecast in each Federative Unit, until 2048. The monthly growth rates were constant from 2030 to 2048 and corresponded to: Rondônia 0.05%, Acre 0.08%, Amazonas 0.07%, Boa Vista 0.10%; Piauí 0.01% and Alagoas 0.02%.

     The forecast of the monthly population for the Federal Units, carried out by IBGE, was obtained from the Method of Demographic Components, which incorporates information on the dynamics of demographic growth (mortality, fecundity, and migration). The monthly forecast is obtained from the use of a third-degree polynomial from the annual population forecasted by the Method of Demographic Components17. In the case of Boa Vista (Capital), the annual forecast of IBGE (dated July 2014) was used, also using the linear growth rate between the years in order to obtain the monthly series. For the forecast of Boa Vista (Capital), the annual growth rate of the State of Roraima supplied by IBGE was applied.

     In the case of the historical series of Rural Population, its forecast was made from the series of Total Population. The market share (%) of the total population for transformation into rural population was made based on information of the National Household Sample Survey – PNAD (2000\2015) and Demographic Censuses (2000 and 2010), with decennial forecast until 2050 and linear interpolation between the annual periods. It is worthwhile noting that the rural population of Boa Vista was not used in the forecast of consumption of the Rural, which discarded the need of methodologically detailing its forecast.

     The forecast of the historical series of Consumption Units was made based on the State space model (ETS) that captures the error, trend, and seasonality. This, the forecast is univariate, based on the structure of the very own data series. The data have been obtained by the Distributors.

     In the case of Total GDP, we have used the monthly series of the national GDP, provided by the Banco Central (BCB-Depec), at current values, including the period from January/2003 to

December/2017. The series was transformed into real values of 2000, based on the GDP’s implicit deflator, of the same, prior source. The series was forecasted until 2020, based on the GDP growth rate per year, available in the Central Bank of Brazil’s Market Expectations System, on March 3,

2017. After this year, a constant GDP growth rate of 3% p.a. was used, following the long term forecasts of Banco BRADESCO until Dec/2048. This decision was made because BRADESCO presented a greater forecasting horizon than that of the Central Bank of Brazil.

     The growth of the forecasted GDP indicates a recovery of Brazilian economy from 2017, with an expansion above 2% p.a. already in 2018. After 2021, the country will enter a phase of sustained growth at a moderate rate of 3% p.a.. If compared to forecasts of the Brazilian GDP, the

[16] Structural breaks means dispersions and/or atypical inclinations to the data of the historical series.
[17] For more information, access <http://www.ibge.gov.br/apps/populacao/projecao/notatecnica.html> date of access: June 2, 2017.

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forecasted scenario is that of moderate bias. In the long term, it considers an expansion smaller than that brought in the Decennial Energy Plan (BRASIL, 2015), disclosed by the Energetic

Planning Company (“Empresa de Planejamento Energético”), indicating growth of 4.5% p.a. in the period from 2019 to 2024, while our scenario indicates an evolution of 2.8% p.a.. In the short term, the scenario is more optimistic than the World Bank estimates, which forecast a slower recovery, with GDP having growth below 2% p.a. in 2018.

     Figure 9 illustrates the GDP growth forecasts (% p.a.) from the external sources mentioned above.

Figure 9 – GDP real growth projections (% p.a.) of external sources

Source: BACEN, BRADESCO, PDE and World Bank.

     To obtain the Total GDP for the Federative Units, the market share of the Total GDP of the Federative Unit in relation to the Total GDP of the country. Since this value is annual, the same value from January to December of the respective year has been applied. As of January/2015, the market share of the Federative Unit’s GDP was forecasted using the trend of past values, in the periods with greater potential growth of the market share, and the values were kept as constant market share as of January/2030, converging with the growth of the national GDP. Such forecast of the market share in the forecast of the total monthly GDP was applied at real values of 2000, obtaining the effective monthly total GDP for the Federative Units used.

     Table 13 present the market share of each State GDP between 2002 and 2014. In all States forming one of the areas of concession of the 6 companies, except for Alagoas, there is an increase of its economic relevance in a period of 12 years. This context results from a gradual, non-uniform trend of deconcentration of the economic activities of the South and Southeast regions to the other regions of Brazil. This trend occurs due to several reasons, such as, for instance: dislocation from the modern and exporting agricultural front to the States of Northeast and North regions, faster growth of the population in these States, expansion of the service services (especially tourism), increase to the weight of the traditional industry – seeking more competitive costs – and the commercial segment – which follows the general trend of the regional economy –, among others.

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Table 13 – State GDP share in Brazil’s GDP (%)

     Considering the long term time window of our forecasts, we assume that this trend of deconcentration of the economic activity will be maintained in the following years to all analyzed States. Thus, we have forecasted, from the historical series, a gradual expansion of the GDP share of these States until 2030. The GDP growth of each States grows more than the national average in this phase of convergence and will subsequently accompany the median expansion of the national economy. This behavior of the State economy growth is consistent wit the historical trends and still carried a moderate bias when allowing a smoothening of the expansion in the last decade of the analyzed period. The results of the projections may be observed in Error! Reference source not found. and in Table 14.

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Graph 5 - Roraima GDP share in Brazil’s GDP (%)

Source: Self prepared.

Table 14 – GDP average growth rates (%) – Brazil and Federative Units

GDP Average Growth (%)	2010-16	2017	2018	2019	2020-22 2023-27 2028-32 2033-37 2038-42 2043-47
Brazil	1.4%	0.5%	2.3%	2.5%	2.8%	3.0%	3.0%	3.0%	3.0%	3.0%
Acre	3.0%	4.1%	5.9%	5.9%	6.1%	5.9%	4.3%	3.0%	3.0%	3.0%
Alagoas	1.9%	1.0%	2.8%	3.0%	3.3%	3.5%	3.2%	3.0%	3.0%	3.0%
Amazonas	4.3%	2.9%	4.7%	4.9%	5.1%	5.1%	4.0%	3.0%	3.0%	3.0%
Piauí	3.4%	2.5%	4.3%	4.4%	4.7%	4.7%	3.8%	3.0%	3.0%	3.0%
Rondônia	3.6%	2.3%	4.1%	4.3%	4.5%	4.6%	3.7%	3.0%	3.0%	3.0%
Roraima	3.8%	2.9%	4.7%	4.8%	5.1%	5.0%	3.9%	3.0%	3.0%	3.0%

Notes: The GDP convergence occurred in 2030 to the Federative Units, with the last forecast of BRADESCO being kept to the national scenario.

Source: Self prepared.

     Finally, the auxiliary variable “Formal Jobs Generated” presents the number of formal employees in the State. It is built based on the data of the Annual Statement of Social Information

(“Relação Anual de Informações Sociais – RAIS”) of the Ministry of Labor and Social Security (“Ministério do Trabalho e Previdência Social - MTE”). The information are monthlized from the net, monthly operation of occupied (hiring - dismissals) available in the General Directory of

Active and Retired Employees (“Cadastro Geral de Empregados e Desempregados – CAGED”) of the MTE. The forecast was obtained from the linear extrapolation with the State GDP, with the purpose of reflecting the economic performance of the region and its direct effect to the labor market.

Boa Vista (Countryside)

     For the countryside market forecast of the area of scope of Boa Vista, the premise supplied by the company for the growth of the energy power between 2017 and 2026 was adopted, as presented in

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     Table 15, whose growth rates were applied over the total countryside market. In relation to the segregation per class of consumption, it occurred considering the share of each class over the total consumption in October de 2014, last information available on ANEEL website (SPARTA).

     For the market forecast since 2027, the growth rate of each class of consumption of Boa Vista (Capital) was applied to the countryside classes. The total market was obtained from the sum of all classes.

Table 15 – Premises of growth of the invoiced market, Roraima countryside

	Market (MWh)
Year		Variation (%)
2017	201,331	-7.3%
2018	211,401	5.0%
2019	221,975	5.0%
2020	233,075	5.0%
2021	244,730	5.0%
2022	256,966	5.0%
2023	269,815	5.0%
2024	283,305	5.0%
2025	297,470	5.0%
2026	312,344	5.0%
	Source: Boa Vista Energia.

     For the market forecast per voltage level – Medium Voltage and Low Voltage only –, the percentage share of each level over the total market of the countryside was considered for the first two months of 201718, as follows:

· 83.3% to Low Voltage; and

· 16.7% to Medium Voltage.

     These participations were kept constant to the entire period in analysis. The market as a whole was forecasted as an active market.

3.3. Market Forecast Results

Boa Vista (Capital)

     Chart 2 presents the results of the forecast for the Residential class of Boa Vista (Capital). The elected model for the conduction of forecasts – and proven as the most robust -, was that based on the Box & Jenking methodology, having Population and seasonality presence being the auxiliary variable, using the series observed of consumption from January 2009 to December 2016. From the estimated forecasts, Residential consumptions grows at an average of 4.32% p.a. between 2017 and 2048.

18 Information supplied by Boa Vista Energia.

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Chart 2 – Summary with the forecast model for Residential Consumption of Boa Vista (Capital)

Source: Self prepared, based on the data provided by Boa Vista.

     Chart 3 presents the results of the forecast for the Industrial class of Boa Vista (Capital). The elected model for the conduction of the forecasts – and proven as the most robust –, was based on the Box & Jenkins methodology, with State GDP as auxiliary variable, using the series of consumption from January 2012 to December 2016. From the estimated forecasts, the Industrial consumption grows at an average of 4.05% p.a. between 2017 and 2048.

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Chart 3 – Summary of the forecast model for the Industrial Consumption of Boa Vista (Capital)

Source: Self prepared, based on the data supplied by Boa Vista.

     Chart 4 presents the forecast results for the Commercial class of Boa Vista (Capital). The elected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with Population and State GDP as auxiliary variables, in addition to seasonality, using the observed series of consumption from January 2009 to December 2016. Based on the estimated forecasts, the Commercial consumption grows at an average of 2.67% p.a. between 2017 and 2048.

Chart 4 – Summary of the forecast model for the Commercial Consumption of Boa Vista (Capital)

Source: Self prepared, based on the data supplied by Boa Vista.

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     Chart 5 presents the forecast results for the Rural class of Boa Vista, Capital. The elected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with GDP, seasonality, and structural break in January 2012 and after being used as auxiliary variable, using the observed series of consumption from January 2004 to December 2016. Based on the estimated forecasts, the Rural consumption grows at an average of 3.20% p.a. between 2017 and 2048.

Chart 5 – Summary of the forecast model for the Rural Consumption of Boa Vista (Capital)

Source: Self prepared, based on the data supplied by Boa Vista.

     Chart 6 presents the forecast results for the Public Service class of Boa Vista (Capital). The elected model for the conduction of forecasts – and proven as the most robust -, uses the ETS methodology ETS, using the observed series of consumption from January 2009 to December 2016. Based on the estimated forecasts, the consumption of the Public Service grows at an average of 1.89% p.a. between 2017 and 2048.

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Chart 6 – Summary of the forecast model for the Consumption of Public Service of Boa Vista (Capital)

Source: Self prepared, based on the data supplied by Boa Vista.

     Chart 7 presents the forecast results for the Public Lighting class of Boa Vista (Capital). The elected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with stochastic trend component (cube root, which was proven as more robust), using the observed series of consumption from January 2012 to December 2016. It is worthwhile stressing that the modelling opted for applying the smoothening of outliers, as presented in Chart 7. Based on the estimated forecasts, the consumption of Public Lighting grows at an average of 1.07% p.a. between 2017 and 2048.

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Chart 7 – Summary of the forecast model for the Consumption of Public Lighting of Boa Vista (Capital)

Source: Self prepared, based on the data supplied by Boa Vista.

     ChartChart 8 presents the forecast results for Public Service class of Boa Vista (Capital). The elected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with Population and seasonality being the auxiliary variable, using the observed series of consumption from January 2009 to December 2016. Based on the estimated forecasts, the consumption of Public Service grows at an average of 1.12% p.a. between 2017 and 2048.

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Chart 8 – Summary of the forecast model for the Public Service Consumption of Boa Vista (Capital)

Source: Self prepared, based on the data supplied by Boa Vista.

     Chart 9 presents the forecast results for the Own Consumption class of Boa Vista (Capital). The elected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with structural break as of June 2012 and seasonality, using the observed series of consumption from January 2009 to December 2016. Based on the estimated forecasts, Own Consumption grows at an average of 0.49% p.a. between 2017 and 2048.

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Chart 9 – Summary of the forecast model for Own Consumption of Boa Vista (Capital)

Source: Self prepared, based on the data supplied by Boa Vista.

     Table 16 presents the forecasted market per class of consumption discretized at every ten years between 2016 and 2046. The consumption in MWh per class is presented through its percentage share in relation to the total consumption and percentage growth between decennial periods. Error! Reference source not found. and Error! Reference source not found. illustrate the forecasted market behavior per class of consumption.

Table 16 – Forecasted Market of Boa Vista (Capital) in each Decade per Class of Consumption

		MWh				Share			Average growth p.a.
CLASS
	2016	2026	2036	2046	2016	2026	2036	2046	2017/2026 2027/2036 2037/2046
Residential	422,544	663,985	999,496	1,504,756	53.17%	55.97%	58.50%	61.47%	4.62%	4.17%	4.18%
Industrial	187,631	296,770	436,339	623,723	23.61%	25.02%	25.54%	25.48%	4.69%	3.93%	3.64%
Commercial	19,450	26,869	35,419	43,208	2.45%	2.26%	2.07%	1.76%	3.36%	2.80%	2.01%
Rural	13,641	18,760	26,105	35,054	1.72%	1.58%	1.53%	1.43%	3.26%	3.36%	2.99%
Public Service	85,140	108,786	129,744	150,703	10.71%	9.17%	7.59%	6.16%	2.49%	1.78%	1.51%
Public	21,951	25,116	27,879	30,384	2.76%	2.12%	1.63%	1.24%	1.36%	1.05%	0.86%
Lighting
Public Service	41,674	42,837	50,318	57,070	5.24%	3.61%	2.95%	2.33%	0.48%	1.62%	1.27%
Own	2,746	3,185	3,203	3,204	0.35%	0.27%	0.19%	0.13%	1.51%	0.06%	0.00%
Total	794,777	1,186,308 1,708,503 2,448,101 100.00% 100.00% 100.00% 100.00%							4.09%	3.72%	3.66%
Source: Self prepared.

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Graph 6 - Forecasted Market of Boa Vista (Capital) in each Decade per Class of Consumption

Source: Self prepared.

Graph 7 - Forecasted Market of Boa Vista (Capital) until 2046 per Class of Consumption

Source: Self prepared.

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Boa Vista (Interior)

     The market forecast results per tariff class are presented in Table 17, with information on discretized consumption at every ten years between 2016 and 2046. The consumption in MWh per class is presented through its percentage share in relation to the total consumption and percentage growth between decennial periods. Error! Reference source not found. and Graph 9 - Forecasted Market of Boa Vista (Interior) until 2046 per class of consumption illustrate the behavior of the forecasted market per class of consumption.

Table 17 – Forecasted Market of Boa Vista (Interior) in each Decade per Class of Consumption.

		MWh				Share			Average growth p.a.
CLASS
	2016	2026	2036	2046	2016	2026	2036	2046	2017/2026 2027/2036 2037/2046
Residential	51,679	74,230	111,726	168,205	45.5%	44.5%	47.7%	51.5%	3.7%	4.2%	4.2%
Industrial	4,106	5,994	7,905	9,645	3.6%	3.6%	3.4%	3.0%	3.9%	2.8%	2.0%
Commercial	15,717	22,715	33,392	47,731	13.9%	13.6%	14.3%	14.6%	3.8%	3.9%	3.6%
Rural	19,108	29,908	41,616	55,867	16.8%	17.9%	17.8%	17.1%	4.6%	3.4%	3.0%
Public Service	10,560	15,922	18,992	22,061	9.3%	9.5%	8.1%	6.8%	4.2%	1.8%	1.5%
Public Lighting	6,954	10,148	11,920	13,519	6.1%	6.1%	5.1%	4.1%	3.9%	1.6%	1.3%
Public Service	5,254	7,693	8,540	9,307	4.6%	4.6%	3.6%	2.9%	3.9%	1.0%	0.9%
Own	93	136	136	136	0.1%	0.1%	0.1%	0.0%	3.9%	0.1%	0.0%
Total	113,471 166,745 234,227			326,471	100.0% 100.0% 100.0% 100.0%				3.9%	3.5%	3.4%
Source: Self prepared, considering the calendar year (January to December).

Graph 8 - Forecasted Market of Boa Vista (Interior) in each Decade per Class of Consumption

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Source: Self prepared.

Graph 9 - Forecasted Market of Boa Vista (Interior) until 2046 per class of consumption

3.4. Consumption Unit Forecast Methodology

     Similarly to the market forecast, we will present below the methodology, premises, and results obtained for the forecasts of Consumption Units (CU’s) segregated by State Capital and

Countryside.

Boa Vista (Capital)

     Due to the differentiated behavior of the growth of the historical series of residential consumption units and other Consumption Units (CU’s), both series will be forecasted in separate and then combined, forming the series of Total CU’s. Figure 10 illustrated the employed methodologies.

Figure 10 – Schematic drawing for the total forecast of Consumption Unit

Source: Self prepared.

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- <u>Forecast of Residential Consumption Units</u>

The construction of the domiciliary historical series ($domic_t$) was initially performed for the forecasting of Residential Consumption Units, with data of the National Household Sample Survey – PNAD (IBGE). The annual series corresponds to years 2012 to 2015 (except the 2010 census year). The monthly series was obtained from the linear interpolation between the years. The historical series of domiciliary density ($dens\_domic_t$) consists of the quotient between the domiciliary series and monthly population history (IBGE) and was forecasted from the decreasing trend until 2048. The forecasted series of households ($domic_{t+h}$) consists of the quotient between Population and Domiciliary Density. Thus, the domiciliary density was forecasted, which allowed obtaining the domiciliary series of (used for coverage), since the forecasted population was already known.

Equation 2 - Domiciliary Density Calculation

$$dens\_domic_t = \frac{pop_t}{domic_t} \rightarrow domic_{t+h} = \frac{pop_{t+h}}{dens\_domic_{t+h}}$$

Where h corresponds to a value of household pertaining to the interval of the position of the first value of the forecast until the position of the value corresponding to the end of the forecast horizon (December 2048). After these stages, the historical series of Coverage (K_t), consists of the quotient between the residential Consumption Units and Households.

Equation 3 – Kt Coverage

$$K_t = \frac{UC\_res_t}{domic_t}$$

It forecast (K_{t+h}) was based on the trend of linear growth, establishing at 100% of coverage by the end of 2048. Finally, the forecast of residential CU's (UC_res_{t+h}) was made from the outcome between the historical series of Coverage and households.

Equation 4 – Residential CU's Forecast

$$K_t = \frac{UC\_res_t}{domic_t} \rightarrow UC\_res_{t+h} = K_{t+h} \times domic_{t+h}$$

- <u>Forecast of Other CU's</u>

For the forecast of Other Consumption Units, first of all, we calculated the historical series of average consumption (CM_t), which consists of the quotient between the consumption in MWh (C_t) of the classes (except residential), divided by the total of CU'ss (except residential). Period from 2012 until the last month available.

Equation 5 – Average Consumption Series

$$CM_t = \frac{C\_tot_t - C\_res_t}{UC\_tot_t - UC\_res_t}$$

The forecast of average consumption (CM_{t+h}) was made from the trend of linear growth, converging to the national average consumption of 1,749 kWh per year (ANEEL, 2016, only considering the distribution concessionaries) in up to 30 years. The forecast of CU's, except residential CU's (UC_demais_t), consists of the quotient between the consumption in MWh of the classes (except residential) and the average consumption (CM_t). It is obtained according to the formula of Equation 6.

Equation 6 – CU's Forecast

$$UC\_demais_t = UC\_tot_t - UC_{res_t} \; e \; CM_t = \frac{C_{tot_t} - C_{res_t}}{UC_{tot_t} - UC_{res_t}} \rightarrow UC\_demais_{t+h} = \frac{C\_tot_{t+h} - C\_res_{t+h}}{CM_{t+h}}$$

Boa Vista (Interior)

For the forecast of consumption units of Boa Vista (Interior), the average consumption of 2016 was considered as constant, i.e., the same growth rate of the total market was assumed for increments of the consumption units.

3.5. CU Forecast Results

Boa Vista (Capital)

Error! Reference source not found. presents the result obtained for the CU forecast, with historical series until 2048. It is possible to note that the growth of CU's is constant and crescent until the end of the series.

Graph 10 - Boa Vista CU's Forecasts

Source: Self prepared.

Table 18 presents the discretized forecasted consumption units at every ten years between

2016 and 2046. The average growth registered in the period from 2017 to 2046 was of 3.66% p.a

Table 18 – Summary of the Boa Vista (Capital) CU’s Forecast

						2017/2026	2027/2036	2037/2046
Distributor	2015	2016	2026	2036	2046
						(% p. a.)	(% p. a.)	(% p. a.)
Boa Vista	1,254,095	1,329,947	2,025,805	2,830,345	3,898,372	4.31%	3.40%	3.25%
Source: Self prepared.

Boa Vista (Interior)

     Table 19 presents the summary of the Total CU’s forecasts for Boa Vista (Interior), discretized at every ten years, between 2016 and 2046.

	Table 19 – Summary of Boa Vista (Interior) CU’s Forecast
					2017/2026	2027/2036	2037/2046
Distributor	2016	2026	2036	2046
					(% p. a.)	(% p. a.)	(% p. a.)
Interior	46,469	64,714	90,909	126,711	34%.	3.5%	3.4%
Source: Self prepared.

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4. Methodologies, Premises, and Results of Readjustment and Reviews

4.1.	Overview
4.1.1. Regulation by incentives

     The regime of regulation by the cost of service was effective in the electric power distribution sector in Brazil since the enactment of the Waters Code (“Código de Águas”), in 1934, until mid 90’s. In this regime, the tariffs are determined based on the variation of the real costs verified by the companies. By being supported exclusively on the expenses observed by the regulated agent, the regulation by the cost of service includes is included in the tariff of expenses, regardless if associated nor not to a more efficient and prudent conduct. Since the regulated company transfers all costs to the tariffs, there is not withholding of gains associated with the increments in yield. Analogously, since the concessionaire may transfer to the tariffs the costs resulting from an ineffective conduct, this practice leads to low incentives to search for efficiency.

     In the regimen of regulation by incentives, implemented and improved after Acts nos. 8.987/95, 9.427/96, and 9.648/98, the main purpose is to replicate the action that the market strengths would have over firms that act in natural monopolies, in order to simulate the environment of a competitive sector. In other words, the objective is to produce incentives towards cost reduction and technological innovations, in order to increase the yield of companies and promote the tariff modesty throughout time. The main approaches in the regulation by incentives are the price cap and the yardstick competition. In the international experience, these mechanisms are applied both in conjunction and isolated, forming a “menu” of methodologies that aim the incentive of efficiency, adjusting the regulatory treatment to the characteristics of each sector and the objectives of public policies.

     The price cap is based on the determination of cap price for each year, being adjusted by the inflation rate less the efficiency factor X determined by the Regulator. Thus, the Regulator establishes a maximum cap price (Pi) and a formula (”P) for the periodical readjustment.

Equation 7 – Formula for the Maximum Cap Price and Periodical Readjustment

Pi = Pi-1 + (ΔP) x Pi-1

ΔP = (IP - X + Y)

Where:

IP represents the variation of the price rate,

X is the Yield Factor; and

Y is the factor for contingency or unexpected expansions.

     Figure 11 show the effect of the regimen of the maximum prices over a public services concessionaire.

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Source: Self prepared.

     Factor X captures expected gains of yield from the sector of activity, transferring them to the consumers through the prices. This mechanism stimulates the search of the concessionaire for superior efficiency in relation to the regulatory parameters, by reducing the unit costs. In the presented example, the tariff initially defined in T1, with Factor X equal zero, remains with its value fixed in real terms throughout the tariff cycle, until the 1st RTP. Throughout this period, the concessionaire has the opportunity of reducing its costs, obtaining more efficient and generating more economic gains. With the second RTP, the tariffs are recalculated at moment T2 to the necessary level in order to cover efficient costs and remunerate the invested Capital. At this moment, the Regulator calculates the gains of efficiency that will be transferred to the next RTP. This process occurs with the definition of the Factor X, which will act as a T2 tariff reducer in the following years until the next RTP, when the new cap price and Factor X are determined.

     In the yardstick competition, the fixed regulation of a set of metrics based on the comparison between companies, which allow simulating the conditions of a competitive market environment. In its most used vertent, the regulatory costs of each company may be defined from the average of the costs of other companies considered in the group. If the company is more efficient than the average, its costs will be below those recognized in the tariffs, and, therefore, will have higher revenue. Otherwise, if costs are above the average, the company will have loss. Figure 12 illustrates how the method works, establishing a threshold of average costs with the comparison of concessionaires. Throughout time, with the dissemination of more efficient practices to the industry as a whole, the average costs threshold is dislocated downwards, leading to tariff modicity.

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Figure 12 – Yardstick Competition Functioning

Source: Self prepared.

     This method is highly used by network service regulators around the world. As exposed in this Report, the National Agency for Electric Power (“ANEEL”), created by Act no. 9.427/96, built an extensive regulatory landmark based on the principles of the regulation by incentives, and uses the comparison between companies to determine several components of the tariffs, such as: operating costs, irrecoverable revenues, non-technical losses, gains of yield, service quality goals, Capital costs, and remuneration base. The forecasts and definitions of tariff trajectories in this work are grounded in the application of such regulatory instruments.

a) Tariff Operation Mechanisms

     The operation of the tariff usually includes the following mechanisms: annual tariff adjustment (“IRT”) and the periodical tariff review (“RTP”), which usually happed at every 4 or 5 years. There is also the extraordinary tariff review (“RTE”), which may occur at any time by virtue of an economic-financial instability of the concession agreement. In Figure 13, it is possible to visualize an example of how the tariff operation occurs throughout time.

Figure 13– Example of Periodicity of Periodical Tariff Reviews and Tariff Readjustments

Source: Self prepared.

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b) Annual Tariff Readjustment

     The annual readjustment consists of an monetary update of the tariff, permitting the maintenance of the buying power of the concessionaire. In this mechanism, differentiated treatment is given to the so-called manageable costs (Installment B) and non-manageable costs (Installment A). Manageable costs are those that depend on the actions and control of the regulated companies, while non-manageable costs are odd to the agent’s management. In the logics of regulation per incentives, the variations of non-manageable costs usually are transferred to consumers, assuring the neutrality of these expenses with the result of the regulated agent. On its turn, manageable costs are updated by the deducted inflation adjustment of Factor X, for yield sharing. The equation below exemplifies a calculation of the annual tariff readjustment rate (IRT), where the values of Installment A are recalculated and Installment B is updated by the inflation, deducted from the Factor X calculated in the last RTP.

Where:

VPA1: Value of Installment on the date of readjustment being processed (“DRP”),

VPB0: Value of Installment B on the previous reference date (“DRA”), defined as RA0 –VPA0,

RA0: Annual Revenue with previous tariffs applied to the market verified in a 12-month period,

VPA0: Value of Installment at the DRA,

IVI: Inflation Variation Rate; and

X: Regulatory yield.

c) Periodical Tariff Review

     The periodical tariff review establishes a new equilibrium tariff that will assure the fair remuneration of prudent investments and the transfer of efficient operating costs. This tariff, calculated based on the required revenue (RR), is formed by Installment A (non-manageable costs) and Installment B (manageable costs). Since the main purpose at the RTP is to analyze the economic-financial equilibrium of the concession for the tariff cycle as a whole, this process involves, in addition to the calculation of the tariff redetermination, the establishment of Factor X, mechanism responsible for transferring to consumer the efficiency gains, verified by the RTPs.

d) Extraordinary Tariff Review

     In addition to the annual readjustments and periodical reviews, the Regulator my, upon request of the regulated agent or granting power, perform the Extraordinary Tariff Review (RTE) at any time, whenever an event causes substantial economic-financial instability. The RTE may

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be requested in cases of creation, change or extinction of taxes or charges, after the execution of the concession agreements, and whenever the impact over the activities of the companies is relevant, and duly proven, to the economic-financial equilibrium.

e) Manageable and non-manageable installment

     Non-manageable costs correspond to expenses that do not depend on the control of the concessionaire, being directly transferred to the consumer. These items form a relevant part of Installment A, component of the revenue of the concessionaire of distribution that includes costs and sectoral charges, in addition to costs of inputs and upstream segments of the activities of the regulated company, such as costs of power generated or transmitted to the electric power distribution companies. On their turn, manageable costs represent the installment related to the effective activity of the electric power distribution concessionaire, in which the company may establish strategies of management. The so-called Installment B is composed, for instance, by the operational costs, capital and depreciation costs, and non-recoverable revenues.

     There are also costs that present a relative degree of management by the concessionaire. This is the case, for instance, of non-technical losses (“PNT”), whose amount depends on both the efficiency of the commercial activities and routines of the concessionaire and on the socioeconomic, institutional, and cultural environment of the geographic area in which the company acts.

     Although they affect the purchase of power, allocated in Installment A, technical and nontechnical losses receive regulatory treatment aiming at allowing gains of efficiency in the procedures. The purchase of power may also receive regulatory treatment and respect restriction in order to foment an efficient acquisition and modicity to the end consumer (captive).

     An example of this regulatory treatment are the controls related to the purchase of power by related party and the obligations of acquisition of power in auctions in the regulated environment. Therefore, the separation of the manageable and non-manageable costs, in the so-called Installments A and B, is a conceptual simplification that may be changed in accordance with the evolution of the regulation.

4.1.2. Recent changes to the contractual and tariff rules of the electric power distribution.

     The implementation of the regime of regulation by incentives in the activity of electric power distribution has been done throughout almost two decades, conditioned by changes to the concession/permit agreements and by public policies. Its evolution and transformation were also marked by the processes of discussions, in inquiries and public hearings, of the regulations that treat the different tariff and contractual aspects. Currently, these rules are described in Technical Notes elaborated by ANEEL, which describe in detail the methods, premises, and results applicable to the different components of the tariffs and the tariff operation procedures.

     These regulatory rules are consolidated in the Tariff Regulation Procedures (“PRORET”), which have normative character and consolidate the regulation of tariff processes. The PRORET structure was approved by Normative Resolution no. 435/2011, organized in 12 modules, which on their turn are subdivided into submodules.

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     Regarding the distribution of electric power, there is a set of tariff procedures that include specificities to each contractual situations, as detailed below:

I.	To Distributors that renew their concession agreements under the terms of Decree no. 8.461/2015, signed contractual amendments with new economic clauses, or signed contractual amendments for the complete adhesion to the new concession model[19], the new tariff rules presented in Normative Resolution no. 761/2017 and in the PRORET list indicated with the letter A in its original number shall be valid[20].
II.	To companies holders of permits and concessionaires of distribution that have not renewed their concession agreement or signed amendments still have valid the PRORET without the indication of letter A.
III.	For the set of Distributors owned by the Government, responsible for the provision of distribution services in concessions that have not been extended (so-called Designated Distributors), specific rules shall be applied as per Normative Resolution no. 748/2016 and Homologation Resolution no. 2.184/2016[21].

     Figure 14 presents a timeline with the indications of all Normative Resolutions (REN), Homologation Resolutions (REH), Technical Notes (NT), and Public Hearings (AP) that changed or proposed changes to the PRORET as of April 2015.

19 Under the terms of the Rapporteur’s Vote delivered in the 30th Ordinary Public Meeting of 2016.

20 Sub-modules 2.1A, 2.2A, 2.5A, 2.7A, 3.1A, 3.2A, 3.3A, 3.4A, 4.2A and 4.4A..

21 Both resolutions replace the Technical Note no. 331/2016, establishing, in a definitive manner, the additional conditions to be applied to the Designated suppliers (body or entity of the public administration in charge, by decision of the Granting Authority, for the provision of the utility of electric power distribution by reason of the non extension of certain concession according to Law no. 12.783/2013), with the purpose of assuring the continuity of the provision of the utility of electric power distribution until the assumption by a new concessionaire to be granted through bid..

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Figure 14 – Timeline with changes to the PRORET.

Source: Self prepared.

     Special note to Normative Resolution no. 761/2017, fruit of Public Hearing no. 58/2016, which implied substantial changes to the tariff calculations for the set of concessionaires of distribution that had their agreements extended under the terms of Decree no. 8.461/2015 or that signed a term of amendment to the agreement in force, as per Decision no. 2.194/2016.

a) Normative Resolution No. 761/2017

     The resolution creates alternative versions of submodules 2.1, 2.2, 2.5, 2.7, 3.1, 3.2, 3.3, 3.4, 4.2, 4.4, 7.1 and 7.2, identified with the letter A. the new rules shall be applied in the first tariff procedure following the execution of the agreement or in the disclosure of the definitive versions of the “A” variants of PRORET, whatever occurs last. From the first tariff review after the execution of the agreement, the tariff cycle shall be changed to five years.

     In relation to Module 2, which establishes the procedures of Tariff Review, the following changes are worth noting:

i.	Installment A includes the volume of irrecoverable revenues (“RI”). In addition, the payment of the ONS charge no longer composes the installment of sectorial charges of Installment A and becomes part of Installment B.
ii.	Installment B will be expurgated from the revenues with exceeded demand (“UD”) and reactive surplus (“ER”).

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	a.	To companies that have already underwent the first tariff review after the 3rd Periodical Tariff Review (RTP), the accumulated balance of UD and ER, registered in specific account of special obligations until the date of execution of contractual amendment, will be subtracted from Installment B only in the second review after the 3rd RTP.
	b.	To companies that will undergo their first review after the 3rd RTP, the revenues registered as UD and ER in special obligations until the date of contractual amendment will be subtracted from Installment B.
	c.	To all companies, the invoiced values of UD and ER between the date of contractual change and the date of the tariff procedure will be used as reducers of Installment B.
	d.	The invoiced values will be updated according to the IPCA.
iii.	The RI’s are no longer calculated in two installments and now consider exclusively the regulatory percentages of default. In addition, the financial revenues now compose the basis of calculation of the RI’s.
iv.	In the first tariff review after the execution of the contractual change, the calculation of the Factor X will no longer consider the average growth of the market and consumers of the tariff cycle, being determined on an annually basis.
v.	The values of other revenues (OR) to be subtracted from Installment B will be verified in the twelve months prior to the month of reference for the review, and will be updated by the IPCA.

The rules of tariff readjustment presented in Module 3 had the following changes:

i.	If the first tariff process after the execution of contractual change is a tariff readjustment, known as DR1 in the A version of the PRORET, there will be the need to remove the RI components from Installment B and to transfer them to Installment A, in addition to isolating OR, UD, and ER, which will be verified according to what has been effectively realized. The ONS values shall be transferred from Installment A to Installment B.
ii.	In the tariff readjustments, Installment B shall be effectively calculated and not only obtained as a residue of the calculation of Required Revenue.
iii.	The value of Installment B considering the conditions in force and the Reference Market (VPB0DR1) will be obtained from the multiplication of this market for the economic value in force (homologated in the last procedure), equivalent to the tariff component of Thread B (TUSD Thread B) in force. This value will be updated by the difference between IPCA and Factor X and multiplied by a correction factor (Factor DR1), necessary for the application of the adjustments indicated in (i). Finally, the values of OR, UD, and ER will be expurgated, and added the values with ONS.
iv.	In the subsequent tariff processes, the procedure will be quite similar in practical terms, with the calculation of Factor Pbi-1, which reintroduces the values of OR, UD, and ER in Installment B, which will be adjusted by the inflation (IPCA) and Factor X. Following

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that, the observed values of these components in the period of reference are excluded from Installment B.

     In Module 4, the neutralities are calculated to all components of Installment A (including other financial components, financial components of neutrality, and financial component of CVA balance to compensate), not only to sectorial charges, as it is the case of the rules in force. The concept of neutrality remains unchanged, such as the difference between the invoiced values and the values included in the tariff processes, neutralizing the differences derived from market changes22. The proposed methodologies of calculation differentiate items with tariff coverage of fixed nature, when the expense is not changed with the market variation (sectorial charges, connection charges, and Itaipu), and variably, in the opposite case (costs with power, charges with the use of transmission/distribution, and non-recoverable revenues).

     The specific case of the neutrality of non-recoverable revenues will be calculated only from the second tariff procedure after the execution of the contractual amendment, since until then there is not a component of tariff coverage for this item. All new items to which there is no calculation of neutrality shall take into account the date of execution of the agreement or contractual amendment. Therefore, for the first tariff procedure after the execution of the agreement or publication of the PRORET, whatever occurs last, the neutrality of Installment A will be calculated only from the next month of signature of the contractual amendment or renewal of the concession agreement, limited to the period of reference, i.e., the last 12 months.

     Finally, the installment of non-recoverable revenues was inserted in submodules 7.1 and 7.2, in the function of TUSD Losses cost. The update of submodule 3.2 impacts directly to Module 7, due to the calculation of losses in the other facilities of transmission of shared use (DITc), which is in the tariff component of losses in the basic network.

b) Additional Conditions for the Designated Distributors

     In its 165th Special Meeting, the shareholders of Eletrobras decided not to approve the extension of the concessions of Ceal, Cepisa, Eletroacre, Ceron, Boa Vista Energia, and Amazonas Energia. In addition, Companhia de Eletricidade do Amapá (CEA) did not have its concession extended for it did not gather the requirements of compliance. By means of several directives, the Ministry of Mines and Energy designated Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal, Boa Vista Energia and CEA as responsible for the provision of the public service of distribution of electric power until the end of 2017 or until the assumption of a new concessionaire, whatever occurs first.

     Figure 15 illustrates the timeline with recent rulings related to the renewal of the concessions of the distributors of Grupo Eletrobras.

22 In this section we are describing the changed made to the PRORETs from Normative Resolution no. 276/2017, including changes to the treatment of the neutralities of charges. The modelling of the items composing Installment A in the financial model is detailed in section 3.2.

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Figure 15– Timeline with recent rulings related to the renewal of the concessions.

Source: Self prepared

     According to Technical Note no. 331/2016, which accompanied AP no. 63/2016, regarding regulatory revenues, there are specific conditions for the provisional provision of the service, such as the possibility of reverting compensations due to violation of individual indicators of quality to investments in the area of concession, of once again applying readjustments and tariff revenues, and receiving CDE, CCC and RGR resources. They also refer to the flexibilization of regulatory references of losses for the purchase of energy and transfers from CCC to the distributions of the Northern region of the country whose Capital was not connected to the SIN in 2009. Finally, the Technical Note indicates that ANEEL must assure the minimum condition of sustainability of Distributors, regulating the conditions of loan of resources of the RGR.

     Ratifying the conditions addressed in Technical Note no. 331/2016, REN no. 748/2016 and REH no. 2.184/2016 established, in a definitive basis, the additional conditions to be applied to the Designated Distributors. Specifically, REN no. 748/2016 establishes the terms and conditions for the provision of the Designated Distributors, in relation to Revenue, RGR Loans, Management, Pre-designation default, use of resources of CCC, and Special Sanction Regime. On its turn, REH 2.148/2016 homologates regulatory limits of losses in the tariff procedures until 2025 to CEA, CERR, Amazonas Energia, and Boa Vista Energia, and determines, for the group of Designated Distributors, the limits of losses, operational costs, and indicators of continuity to be achieved by the end of 2017, in addition to the value of the Adequate Remuneration of Reference to be used in the loans of RGR.

     In relation to the revenue, the resolutions indicate specific conditions to the following issues: (i) tariff operations, with the complete evaluation of the Regulatory Remuneration Bases

(“BRR”) in the tariff reviews; (ii) receipt of resources of CCC, CDE and RGR; (iii) possibility of reversal of compensations due to violations of individual indicators of quality – of both the service

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and product – to inexpensive investments in the areas of concession, computed from the last quarter, and annual values of 2016; (iv) flexibilization of the references of regulatory losses to Amazonas Energia, Boa Vista Energia, CEA, and CERR.

     Such resolution also establishes that the resources of RGR will be used to assure the minimum conditions of sustainability of the service, as per Directive no. 388/2016-MME, with deadlines, grace periods and fees as indicated in REN no. 748/2016, and the contracted obligations will be assumed by the new concessionaire.

     In addition, REN asserts that there are major investments to be made, which will reduce expenses of CCC and, therefore, classified as subrogation of the fund’s resources. ANEEL shall homologate prudent investments considered in the elaboration of the basic project, calculate the amount to be subrogated, and inspect the application. The agency or entity of the federal public administration shall assign to the contracted company for the implementation of the distribution lines, on an irrevocable basis, the credits of reimbursement of CCC.

     Finally, the resolution establishes an exceptional regime of regulatory sanctions, prioritizing the character exclusively orientation and/or determinant, without the imposition of penalties.

c) Public Hearing no. 094/2016

     In May 2017, ANEEL published, after receiving contributions in Public Hearing no. 094/2016: (i) Technical Note no. 182/2017, with guidelines for the elaboration of a new agreement for the concession of the public service of electric power, as per §1-A of Article 8 of Act no. 12.783/2013; and (ii) a new Contractual Draft.

     According to Technical Note no. 182/2017, dated May 2, 2017, ANEEL received Official Letter no. 242/2016-SE, of the Ministry of Mines and Energy (MME) requesting the elaboration of a draft of a concession agreement, observing a few guidelines that aim at expediting the realization and to increase competitiveness of bidding procedures of transfer of corporate control, associated with grants of new concessions. MME emphasized four guidelines:

I.	Adoption of clauses that allow the conversion of pecuniary compensations into investment obligations to the first five years of new concessions, aiming at allowing the recovery of the concessions;
II.	Adoption of trajectories of regulatory parameters of efficiency, providing the new controller with term to readjust the values adopted by the companies;
III.	Adoption of a tariff calendar with interstice of five years at every tariff review, but that allows the performance of two tariff reviews in the first five years of the agreement, allowing exceptionally, the acknowledgment in shorter investment terms;
IV.	The possibility of the calendar set forth in the item above being chosen by the winner of the bidding, with the first review occurring prior to the third tariff process after the execution of the agreement and the second review shall be carried out in the fifth tariff procedure after such signature.

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     According to the result of public hearing no. 094/2016 – presented in Technical Note no. 182/2017 -, transitory provisions were considered about the use of compensations due to violations of the limits of quality related to the continuity of the service and the voltage level to investment, as reproduced below.

“CLAUSE NINETEEN – TRANSITORY PROVISIONS

Subclause One - DISTRIBUTOR may use the resources of compensations due to violation of the limits of quality, related to the continuity of the service and sampling measurements of the voltage level in a permanent regime, for the realization of investments in the area of concession, until the end of the fifth calendar year after the date of execution of the concession agreement.

Paragraph One – From the date of execution of the agreement, the compensation values shall remain being calculated by DISTRIBUTOR, as per the regulation, for the purposes of follow-up and inspection by ANEEL.

Paragraph Two – From the second calendar year following the execution of the agreement, in case the calculated values of the compensations are below the values of the compensations calculated for the previous calendar year, such difference shall be considered as a remunerable investment by DISTRIBUTOR upon its tariff review, with the remaining value being accounted in entry Obligations Linked to the Public Service of Electric Power (Special Obligations).

Paragraph Three – From the second calendar year following the execution of the agreement, in case the calculated values of compensations are higher than the compensations calculated for the previous calendar year, such different will be invested twice in the concession and accounted in entry Obligations Linked to the Public Service of Electric Power (Special Obligations). ”

     According to the Draft, as of 2020, the inobservances of the global, annual limits of the indicators of continuity per determined period will cause economic-financial limitations, as established in Subclause Eight.

“Subclause Eight – As of 2020, the inobservance of the annual limits of collective indicators of continuity for two years in a row or three times in five years may, as per the ANEEL regulation, imply limitation of dividends or payments of interest over its equity, until the regulatory parameters are restored, observing the provisions of Item I of Subclause One of Clause Seven. ”

     From the sixth calendar year, the inobservance of the regulatory goals may imply the filing of a caducity proceeding of the concession as indicated in Subclause Thirteen, as reproduced below, applicable to the criteria related to the continuity of supply.

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“Subclause Thirteen – For the period from the sixth calendar year following the execution of this agreement, the default of the concessionaire resulting from the inobservance of the criteria of efficiency in relation to the continuity of the supply will imply the opening of the caducity procedure, observing the provisions of this agreement, especially the right to fair hearing and to adversary proceeding, observing:

Paragraph One – The inobservance of the global, annual limits of collective indicators of continuity for three years in a row will characterize, as per ANEEL regulation, default in relation to the continuity of the supply. ”

     There are restrictions on the Economic-Financial Management, which shall observe the criteria as presented in Clause One.

“CLAUSE ONE

The observance of the Efficiency Criterion in relation to the Economic-Financial Management will depend on the observance of the following equations:

(I)	EBITDA ≥ 0 (until the end of 2020 and kept in 2021, 2022, and 2023);
(II)	[EBITDA (-) QRR ≥ 0 (until the end of 2021 and kept in 2022 and 2023);
(III)	{Net Debt/[EBITDA (-) QRR]} ≤ 1/(0.8 * SELIC) (until the end of 2022); and
(IV)	{Net Debt/[EBITDA (-) QRR]} ≤ 1/(1.11 * SELIC) (until the end of 2023)”

     In the case of default of the criteria proposed by two (2) years in a row, restriction will occur to the distribution of provisions and to operations of related parties. In the period from the seventh calendar year following the execution of the agreement, the default of these efficiency criteria will imply the opening of the caducity procedure, as indicated in Subclause Fourteen.

“Subclause Fourteen – For the period from the seventh calendar year following the execution of this agreement, the default of the concessionaire resulting from the Inobservance of Efficiency Criteria in relation to the Economic-Financial Management will imply the filing of a caducity procedure, observing the provisions of this Agreement, especially the right to a fair hearing and to adversary proceeding, observing: Paragraph One – The inobservance of the parameters for two years in a row, as per ANEEL regulation, will characterize the default in relation to the economic-financial management.

Paragraph Two –ANEEL will establish the Efficiency Criteria in relation to the Economic-Financial Management set forth by Paragraph One of this Subclause prior to the commencement of periods preferably quinquennial, and the establishment of new parameters will observe, among other factors, the need of positive EBITDA and capacity of realization of minimum investments and debt management. ”

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     It has been observed in Technical Note no. 182/2017 that the designated companies needed high investments in the first years of the concession in order to restore the levels of quality of the service. According to ANEEL, this context consists of an atypical situation, incompatible with the type of application to which the methodology of the Factor X has been designed. Due to this reason, an adequateness of its calculation is seen as possible.

     In addition, the new Draft considered that the inspection performed by ANEEL will not apply penalties in the first two years of the new contracts, as a form of mitigating the effects of the technical or commercial problems inherited from the prior situation, as set forth in Subclause Five.

“Subclause Five – Until the twenty-fifth month following the month of execution of the concession agreement, the inspection of ANEEL will have an orientative and/or determinative character, without the application of penalties, except in case of inobservance of determinations by Aneel Management. ”

     To meet the request by the MME regarding a tariff calendar that allows an additional tariff review in the first five years of the agreement, aiming acknowledgment in shorter term of investments, the Draft presents the transitory provisions in its Clause Nineteen.

“Subclause Two – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, a tariff review may occur upon request of the Concessionaire, observing the following criteria:

I – The tariff review in lieu of an annual tariff readjustment, to which the same date of processing shall be maintained.

II – The request for review shall be formally presented to ANEEL within at least one (1) years prior to its conduction.

III – The tariff review will occur based on the rules set forth in this agreement and in the regulations in force, except those items set forth in Subclause Three.

IV – In the period of review, the Concessionaire may request the complete evaluation of the Regulatory Remuneration Base.

V – The review shall occur until the third tariff procedure after the execution of the agreement. ”

     The Draft also defines the values and specific formulas of calculation for the period between the date of execution of the agreement and the first subsequent tariff review, as set forth in Subclause Three.

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“Subclause Three – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, the values and formula of calculation for the Factor X will be used, as well as Operational Costs and Regulatory Losses, different from those set forth by Clause Six, observing the following criteria:

I – The value of component Pd of Factor X will be defined as zero (0).

II – The regulatory Operational Costs will be defined considered a degree of efficiency of []% over the average of effective costs observed in the last three (3) years prior to the tariff processing.

III – Regulatory, non-technical losses will be defined in the percentage of []% over the average of the real percentages observed in the last three (3) years prior to the tariff processing.

Sole Paragraph – The tariff effects resulting from the treatment described in this Subclause will be perceived from the first tariff calculation following the execution of the agreement, always with prospective effects. ”

     Subclause Four establishes the rules on the debt related to the loan existing with the RGR fund, occurred in the period of designation.

“Subclause Four – DISTRIBUTOR undertakes to settle the debt related to the loan existing with the RGR Fund occurred in the period of designation, in the following conditions:

I – The interest rate to be used for the loan will be of 111% of the SELIC rate;

II – The amortization of principal and the payment of interest will have a grace period of 12 months from the assumption of the concession by the new concessionaire, considering that, once the grace period expires, the amortization of the loan will occur in 36 monthly, equal installments. ”

d) Public Hearing no. 032 /2017

     On May 4, 2017, ANEEL placed in public hearing Technical Note no. 088/2017, aiming at gathering subsidies to improve the calculation of the regulatory parameters and indicators of quality of services that will serve as the basis for the next tariff review procedures of the Distributors controlled by Eletrobras. The Technical Note establishes the regulatory parameters for the tariff procedures of the Designated Distributors, defined under the terms of Normative Resolution no. 748/2016 and limits to the DEC and FEC collective indicators of continuity.

     The proposal is that the value of the T component of Factor X is equal zero (0)to all tariff processes homologated until the first tariff review process after the execution of the Concession Agreement, while to the value of the Xpd component the recommendation is to maintain the Pd component in force until the first tariff process after the execution of the Concession Agreement, when it will assume zero value (see Table 20).

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Table 20- Values Factor T and Xpd

Assigned distributor	Pd(%)	T(%)
Amazonas Energia	2.02	0
Boa Vista	1.39	0
Ceal	1.91	0
Cepisa	2.15	0
Ceron	2.02	0
Eletroacre	1.42	0
Source: NT nº 088/2017

     Regarding the values of regulatory losses, for Distributors Amazonas Energia, CEA, and Boa Vista, the systematic of transfer was defined by Article 4-A of Act no. 13.299/2016 and homologated until 2025 by Homologation Resolution no. 2.184, of 2016. To the others, the values in force should be adopted, which must remain in force until the first tariff review after the execution of the new concession agreement. In case the Concession Agreement foresees the flexibilization of the regulatory referential of non-technical losses, the value set forth in the agreement shall prevail. Table 21 summarizes the foregoing.

Table 21 – Values of Regulatory Losses

	Technical
		No Technical losses
	losses (%
Assigned distributor		(% of billed BT
	Injected
		market)
	power)

Ceal	10.34	15.67

Cepisa	12.17	13.93

Ceron	11.15	8.33

Eletroacre	9.85	11.28

Source: NT no. 088/2017

     In relation to the global limits of DEC and FEC, the proposal is to maintain the limits of 2017 until the year of the first tariff review after the assumption of the new controllers of these companies. The limits to the indicators will be established by means of specific resolution to each Distributor, attached to the Technical Note. The sets of consumption units of concessionaire CERR shall integrate the area of concession of Boa Vista Energia. Table 22 presents the global DEC and FEC limits to each Distributor, to be established for 2018 and after that, calculated from the limits proposed to the sets of consumption units.

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Table 22 – DEC and FEC Global Limits

Assigned distributor	DEC	FEC	# Consumer Units
Amazonas Energia	45.58	43.44	940,962
Boa Vista	36.87	28.92	159,118
Ceai	13.73	10.38	1,123,164
Cepisa	19.17	12.44	1,233,677
Ceron	20.57	15.89	561,360
Eletroacre	27.58	23.36	256,297

Source: NT no. 088/2017

     This Report adopted the proposals of regulatory indicators as per Technical Note no. 088/2017, establishing the regulatory parameters for the tariff procedures of the Designated distributors and limits to the DEC and FEC collective indicators of continuity. Such parameters shall remain in force until the first tariff review after the execution of the new concession agreement of the companies.

e) Technical Note no. 351/2017

     In July 2017, ANEEL disclosed Technical Note no. 351/2017, in attention to the request by the Ministry of Mines and Energy to evaluate the conditions of equilibrium of the concessions in analysis and the technical feasibility of reequilibrium prior to its sale/bidding procedure.

     Technical Note no. 351/2017 identifies that new concessionaires would find a scenario of grave instability when assuming the new concession, especially in relation to operational costs and non-technical losses. As a solution, ANEEL considers the possibility of acknowledgment of an installment exceeding the regulatory installment to non-technical losses and operational costs in the tariff. This exceeding installment would correspond to the average between the regulatory values and realized to such indicators.

     After the publication of Technical Note no. 351/2017, the Agency, by means of mailing to BNDES, presented answers to doubts and gave its clarifications, being worth noting: (i) that tariff additions in relation to non-technical losses and operational costs would be maintained until the first ordinary tariff review (2023); (ii) these additions would be applied to the annual tariff procedures of 2017; (iii) the additional review forecasted to occur in the first cycle, before 2023, shall not change the flexibilization indicated and will deal specifically with the tariff acknowledgment of the reevaluated base of assets.

     In view of the identification of unfeasibility of payment, by the new concessionaire, of the loans of RGR (REN no. 748/2016) in the established conditions, and by means of remuneration over the invested capital, the impacts of flexibilization of the payment conditions of the loans were also evaluated in Technical Note no. 351/2017, as well as the possibility of transfer in the tariffs of the distributors.

     Considering the regulatory possibility of review of the payment conditions, favoring the bidding procedure and the assumption of a new concessionaire, committed with the tariff

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modicity and with the quality of the service, the tariff impact was simulated considered interest of 5% p.a. and a deadline of 30 years for payment. The monthly values of RGR are defined by REH 2199/2017-ANEEL and the values are reviewed by ANEEL on a quarterly basis based on the quarterly results of distributors. According to ANEEL, the payment of the loan would begin in the sixth year of contractual effectiveness and would extend until its expiration (25 years to pay). Considering that the que loan will now be acknowledged in the tariff, there will be neutrality for the new concessionaire in terms of payment of the amounts involved.

f) Technical Note no. 247/2017

     In view of Technical Note no. 351/2017, the Ministry of Mines and Energy proposed changes to the draft of the Agreement for the Concession of Public Service of Electric Power Distribution by means of Technical Note no. 247/2017. The main proposed changes related to (i) the acknowledgment in Installment A of the revenue necessary for the payment of RGR loans; (ii) definition, as an extraordinary review, of the tariff procedure that the new controller may request in the interstice of five years of the new concession, basically to consider the volume of investments in the base of assets; and (iii) clarifications on the systematic of flexibilization of the regulatory parameters of operational costs and non-technical losses until the first periodical tariff review.

The proposed changes to the Draft of Agreement mentioned in Technical Note no. 247/2017 are presented below, whose contributions were received until 09/06/2017.

“CLAUSE SIX – TARIFFS APPLICABLE IN THE PROVISION OF THE SERVICE

Installment A – Sectorial Charges: installment of the revenue of the DISTRIBUTOR, destined to the observance of the obligations associated with the Electric Power Services Inspection Fee – “TFSEE”; with the Financial Compensation for the Use of Water Resources – “CFURH” for the purposes of generation of electric power, when applicable; with the System Services Fee – “ESS”; with the Energetic Development Account – “CDE”; with Research and Development – R&D; with the Energetic Efficiency Program – “PEE”; with the Reserve Power Fee – “EER”; payments of loans of the Global Reversion Reserve – “RGR”, made in accordance with Article 4, § 4, item VI, of Act no. 5.655, dated May 20, 1971, and the other public policies for the electric sector, defined in the supervening legislation;

CLAUSE NINETEEN – TRANSITORY PROVISIONS

Subclause Two – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, an extraordinary tariff review may occur upon request of the Concessionaire, observing the following criteria:

Subclause Three – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, values and formula of calculation for the

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Factor X will be used, as well as to Operational Costs and Regulatory Losses other than those set forth in Clause Six, observing the following criteria:

I – The value of component Pd of Factor X will be defined as zero (0).

II – The regulatory Operational Costs in the first tariff procedure after the execution of the concession agreement will be defined as a percentage of []% over the value of the operational costs of the previous tariff procedure, updated according to the rule of readjustment of Installment B. Between the second tariff procedure and the tariff procedure immediately before the first ordinary tariff, the operational costs will be defined by applying the rule of readjustment of Installment B.

III – Regulatory, non-technical losses will be defined in the percentage of []% over the low voltage invoiced market.

Paragraph One – The tariff effects resulting from the treatment described in this Subclause will be perceived from the first tariff calculation following the execution of the agreement, always with prospective effects.

Paragraph Two – The transitory percentages of items II and III are those resulting from the bidding procedure of the concession of electric power distribution associated with the transfer of control of the legal entity providing the service, under the terms of Art. 8 of Act no. 12.783/2013 and its regulations.

Paragraph Three – The rules set forth in Clause Six shall be applied in the first ordinary tariff review, not considering any effects resulting from the transitory percentages of items II and III.

Subclause Four – DISTRIBUTOR shall settle the loans with the RGR Fund as per Directive MME no. 388, dated July 26, 2016, adjusted as per Art. 4, § 5, of Act no. 5.655, dated May 20, 1971.

Paragraph One – The payments shall be made between the first ordinary tariff review and the final deadline of this agreement.

Paragraph Two – DISTRIBUTOR will be entitled to tariff acknowledgment of []% of loans paid, according to the definition of the bidding procedure of the concession of electric power distribution, associated with the transfer of control of the legal entity providing the service, under the terms of Art. 8 of Act no. 12.783/2013 and its regulations. ”

g) Technical Note no. 149/2017

     On September 8, 2017, ANEEL reopened Public Hearing no. 032/2017, by means of Technical Note no. 149/2017. In it, the Regulator exposed its proposal of flexibilization of a few regulatory parameters – non-technical losses, operational costs and Factor X – and the limits to the DEC and FEC collective continuity indicators until the first ordinary tariff review of the new controller of the designated companies, to be contracted by means of bidding procedure. The proposal of the Agency generated substantial changes in a few parameters that have been determined in Technical Note no. 351/2017, especially in terms of operational costs and indicators of quality.

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     The amounts destined to the flexibilized, regulatory PMSO (costs with personnel, material, services, and other) were subject to inflation adjustments by the IPCA between July 2015 and the date of the tariff procedure in 2016. In addition, in the case of Boa Vista, there was an increase to its degree of flexibilization, since ANEEL suggested that “the inefficiency considered to Boa Vista

Energia, measured by the ratio between the Effective PMSO and the Regulatory PMSO, should be the highest considering the other designated distributors, which is CEA (268%)”. Table 23 illustrates the variation observed in the PMSO flexibilized between Technical Note no. 149/17 and Technical Note no. 351/17.

Table 23 – Variation of the amounts destined to PMSO per Distributor

Distributor	NT 88/17	NT 149/17	difference	% Percent
			(NT 88/17 - NT 351/17)	Variation/NT 88

AME	606,907,016	627,198,364	20,291,348	3.3%
Boa Vista	53,885,287	69,062,498	15,177,211	28.2%
CEAL	328,345,672	336,655,364	8,309,692	2.5%
CEPISA	409,859,796	420,070,979	10,211,183	2.5%
CERON	273,006,426	279,853,142	6,846,716	2.5%
ELETROACRE	125,242,240	128,543,635	3,301,395	2.6%

Source: Self prepared

     In addition, Technical Note no. 149/2017 brought a proposal of flexibilization of the goals DEC and FEC collective indicators (which was not set forth in Technical Note no. 351/17). Among the contributions made, the principal are listed below:

(i)	Proposal of relaxation of the goals due to the supply, with stronger impact to the distributors of the Northern region in Brazil;
(ii)	Proposal that the starting point should be the average between the verified value (mobile average from July 2016 to June 2017) and the limit in force in 2017 to distributors Ceal, Cepisa, Ceron, and Eletroacre;
(iii)	Proposal that these limits should remain unchanged until the fifth calendar year after the execution of the new agreements, so that the limits for the following year are established in the first ordinary tariff review of the new agreement.

     Table 24 and Table 25 present the variations of the DEC and FEC indicator limits after the flexibilization, respectively, in relation to the provisions exposed in Technical Note no. 88/ 2017.

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Table 24 – Variation of the DEC limits per Distributor

			difference	% Percent
Distributor	NT 88/17	NT 149/17	(NT 88/17 - NT 351/17)	Variation/NT 88
AME	45.58	48.53	2.95	6.5%
Boa Vista	36.87	48.67	11.80	32.0%
CEAL	13.73	15.58	1.85	13.5%
CEPISA	19.17	20.67	1.50	7.8%
CERON	20.57	27.54	6.97	33.9%
ELETROACRE	27.58	44.17	16.59	60.2%

Source: Self prepared

Table 25 – Variation of the FEC limits per Distributor

			difference	% Percent
Distributor	NT 88/17	NT 149/17	(NT 88/17 - NT 351/17)	Variation/NT 88

AME	43.44	45.69	2.25	5.2%
Boa Vista	28.92	58.43	29.51	102.0%
CEAL	10.38	13.06	2.68	25.8%
CEPISA	12.44	13.99	1.55	12.5%
CERON	15.89	18.90	3.01	18.9%
ELETROACRE	23.36	35.31	11.95	51.2%

Source: Self prepared

     It should be noted that the flexibilizations proposed by Technical Note NT 149/2017 were already incorporated to the models of projection of the indicators present in this report.

     Technical Note no. 149/2017 did not present changes to the parameters of flexibilized PNT and components Pd, T and Q of Factor X when compared to the provisions of Technical Note no. 351/17. Finally, Technical Note no. 149/2017 presented reductions to the amounts destined to the loans of RGR, between 15% and 39%, depending on the distributor.

h) Final Considerations

     Considering the elements presented above, and assuming the assumption of a new controller in the first quarter of 2018, the proposed regulatory chronology, considering as unchanged the date of anniversary of the old agreements – November to AME, Boa Vista, Ceron, and Eletroacre, and September to Ceal and Cepisa – is the following:

· An adjustment (IRT) will occur in 2017 on the date of anniversary of the old agreements (not renewed) of the designated companies. An additional acknowledgment of non-technical losses and operational cost will occur upon such

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adjustment (IRT), as per Technical Note no. 351/2017;

· The new agreements will be signed in 2018, whose date was estimated to 03/01/2018. An adjustment (IRT) will occur in this year, on the date of anniversary of the old agreements;

· An extraordinary review23 will occur in 2019, on the date of anniversary of the old agreements. In such review, the tariff coverage related to the Annual Cost of Assets (“CAA”), composed by the Remuneration of Capital, Regulatory Reintegration Quota, and Annual Cost of Movable and Immovable Facilities will be reevaluated. No review shall be performed to metrics of PNT, OPEX, Default, Factor X etc.;

· There will be usual IRT’s between 2020 and 2022;

· In 2023, there will be a complete RTP corresponding to the 5-year period after the execution of agreement, in which the regulatory parameters will be once again established (such as PNT, OPEX, Default, Factor X, etc.).

· After 2023, there will be both IRT and RTP in the interstice of 5 years until 2048.

The new agreement will be adapted to the tariff rules of REN no. 761/2017.

4.2. Methodologies, Premises and Results for the Definition of Installment A

     Installment A is the tariff revenue component through which consumers compensate the Distributor for the costs considered as non-manageable, such as: purchase of power, sectorial charges, power transport costs, financial charges, technical losses, non-technical losses, and default.

     Since these costs are considered as non-manageable, they are directly transferred to the tariffs (pass-through) according to the rules established by the Regulator, as detailed below.

     The pass-through condition above is true for the cases in which the Distributor is within a regulatory interval of limits of losses and supercontracting.

4.2.1. Purchase of Power and Tariff Flags

     For the definition of the amount of required power, for the purposes of regulatory purchase of power, the volumes of energy were calculated for the provision and supply. The power for provision includes the total forecasted market, excluding volumes to free market, distribution, and supply.

     The Methodologies and results obtained for the total and free market forecast were presented above. The forecasts of the volumes for distribution and provision followed the estimated behavior for the total market of the concessionaire.

     Using the forecasts of regulatory losses, the total losses were estimated – technical, nontechnical, and basic network. In relation to the losses of the basic network, the percentages

23 Nessa revisão extraordinária haverá reabertura da base blindada.

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presented in the SPARTA spreadsheet of 2016 were maintained. The required power is obtained from the sum of supply, provision, and regulatory losses.

     The system of flags, applied by the concessionaires connected to the National Interconnected System – SIN, has three tariff flags (green, yellow and red) which indicate if the power costs more or loss, based on the conditions of generation of electricity. For the economic-financial evaluation, the same favorable scenario of generation was considered by ANEEL in the tariff procedures, i.e., a green flag scenario.

4.2.2.Charges

     The sectorial charges are all created by laws approved by the National Congress to allow the implementation of public policies in the Brazilian energetic sector. Its values are included in resolutions or decisions by the National Agency for Electric Power (ANEEL) and are paid by distributors through the electricity bill. Each one of the charges has pre-defined objectives. The charges described below are applicable to the electric sector.

Energetic Development Account (“CDE”)

     The CDE was created by Act no. 10.438/2002 with the objective of, among other purposes, promoting the universalization of the electric power sector in the entire national territory, funding discounts to the tariffs granted to the low income rural and residential classes, assuring the competitiveness of the energy produced from wind source, small hydroelectric power plants, biomass, natural gas, and mineral coal.

     The National Treasury may provide contributions of resources to the CDE accounts, aiming the modicity of tariffs. The CDE cost is prorated by all consumers served by the National Interconnected System (SIN). The quota value is calculated by ANEEL.

Electric Power Services Inspection Fee (“TFSEE”)

     The TFSEE was created with the purpose of funding the operation of ANEEL in the exercises of both activities of inspection and economic regulation.

     The Fee is paid by all consumers of electric power, levied upon the activity of the agents of distribution, generation, and transmission of electric power.

Program of Incentive to Alternative Sources of Electric Power – “PROINFA”

     PROINFA was created by Act no. 10.438/2002 and regulated by Decree no. 5.025/2004 with the objective of Funding the operation of ANEEL in the exercises of both activities of inspection and economic regulation.

     Prorating of costs and of electric power contracted by the program, taking into account the Annual Plan elaborated by Centrais Elétricas Brasileiras S/A (ELETROBRAS) and the electric power market verified, both captive and free. The Act conceded exempted to consumptions of the Low Income residential subclass.

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Financial Compensation for the Use of Water Resources (“CFURH”)

     The CFURH is set forth in the Federal Constitution of 1988, with the objective of providing financial compensation to the Government, state and municipalities, for the use of water and productive lands necessary for the installation of plants for the generation of power.

System Services Charges (“ESS”)

     The ESS was created with the objective of increasing the reliability and safety of the offer of power in the country. The cost is verified on a monthly basis by the Chamber of Commercialization of Electric Power and is paid by all consumers, captive and free, to the generation agents. It considers the dispatch of thermoelectric plants by order of merit, by energetic safety, operational restrictions, and ancillary services.

National System Operator (“ONS”)

     The contribution to the ONS was created with the objective of financing the operation of the National Electric System Operator, which coordinates and controls the operation of generators and transmitters of electric power in the National Interconnected System (SIN). The value is defined on an annually basis by the ONS and approved by ANEEL.

Research and Development and Energetic Efficiency (“P&D/EE”)

     The P&D/EE was created with the purpose of stimulating scientific and technological researches related to electric power and the sustainable use of the resources necessary to create it.

Reserve Power Charge (“EER”)

     The ERR was crated with the purpose of covering costs resulting from the contracting of reserve power, including administrative, financial, and tax costs.

     The prorating among the end users of electric power of the National Interconnected System (SIN), including free consumers and self-producers only in the part of the energy resulting from the interconnection to the SIN, is defined on a monthly basis by the Chamber of Commercialization of Electric Power (CCEE), according to the formula set forth by ANEEL resolution.

     As mentioned above, the effect of Installment A is that of pass-through, i.e., costs with sectorial charges, one of the components of Installment A, will be transferred to the consumer by the tariff, thus neutral from the point of view of the economic-financial evaluation, presenting only a temporal effect, since the adjustment caused by the difference between markets of reference is subject to inflation adjustment and adjusted in the next readjustment, however, for the effects of this evaluation, such temporal effect caused by the difference between the inflation adjustment rate (SELIC) and the discount rate (WACC), was not considered by virtue of its low representativeness.

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4.2.3. Transport Costs

     Costs with the transport of power are those related to the transport of power from the generation units to the distribution systems, regulated by Resolutions 1917 and 1918, dated 06/03/2015 and Submodule 3.3 of the PRORET, being composed by the following items:

a)	Use of the transmission facilities classified as Basic Network, Basic Network at Borders, or Other Transmission Facilities (DIT) of shared use;
b)	Use of the distribution facilities;
c)	Connection to DIT of exclusive use;
d)	Connections to the distribution networks;
e)	Transport of power from Itaipu to the point of connection to the Basic Network;
f)	Use of Basic Network by the Itaipu plant; and
g)	Use of the transmission system by the generation centers connected at the voltage level of 88kV or 138kV.

     Both the use of the transmission systems and distribution system for the purposes of tariff procedures are calculated considering the amount of contracted demand for the period of reference, valued by the respective economic tariffs in force on the date of the tariff procedure.

     As mentioned above, the effect of Installment A is that of pass-through, i.e., costs with sectorial charges, one of the components of Installment A, will be transferred to the consumer by the tariff, thus neutral from the point of view of the economic-financial evaluation, presenting only a temporal effect, since the adjustment caused by the difference between markets of reference is subject to inflation adjustment and adjusted in the next readjustment, however, for the effects of this evaluation, such temporal effect caused by the difference between the inflation adjustment rate (SELIC) and the discount rate (WACC), was not considered by virtue of its low representativeness.

4.2.4. Financial

     Installment A includes costs that are transferred to the tariffs of the regulated market, but the calculation of the tariff occurs from a forecast for these costs, and the effective costs then do be different in relation to the forecast.

     The invoicing of the distributor, as a recovery of Installment A, may be higher or lower than the effective costs of Installment A, and the differences verified will be accounted in entry CVA (“Compensation of Variation of Values of Items of Installment A”) to a posterior encounter of accounts.

     It also occurs with the cost of the thermoelectric generation contracted, which may be higher or lower than that estimated in accordance with the intensity of use of the thermal plants, which on its turn depend on the volume of rainfall, a situations especially difficult to forecast. If, at the time of the calculation of the annual readjustment, CVA has a surplus, that means that the distributor has collected, via tariff, more money has been collected that what has been effectively applied in non-manageable costs. The balance will be corrected by the SELIC rate and the financial component corresponding to CVA will be negative in the calculation of the tariff of the next year to compensate the surplus, thus charging against the consumer less than the economic tariff.

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     As mentioned above, once the components of Installment A were considered neutral, i.e., values related to financial charges for the purposes of this economic-financial evaluation were not considered.

4.2.5. Technical Losses (“PT”)

     The electric system is divided into generation, transmission, and distribution of electric power. Distributors receive the power from the supplying agents (transmitters, generators, or other distributors), delivering it to the end consumers, either residential, commercial, rural, industrial, or pertaining to the other classes. The power measured by the Distributors in the consumption units will always be smaller than the power received from the supplying agents. This different is known as loss of power and is segregated according to its origin.

     The National Agency for Electric Power - ANEEL – shall refine, at every tariff review, a regulatory referential of losses that takes into account the performance of the concessionaire. Losses may be segmented by losses in the Basic Network, external to the distribution system of the concessionaire and with origin specifically technical, and losses in the distribution, which may have either technical or non-technical nature.

a) Concept and Characterization of the Historical Technical Losses of the Distributor

     Technical Losses (PT) are those inherent to the transport of electric power in the network, related to the transformation of electric power into thermal power in the conductors (joule effect), losses in the transformer cores, dielectric losses, etc. They may be understood as the consumption of the equipment responsible for the distribution of power.

     We will analyze below the information available and metrics of forecast of the regulatory Technical Losses, segregating the analysis between Capital and Countryside. It is worthwhile noting that the degrees of Technical Losses are defined by ANEEL upon the RTP, and kept constant by a tariff cycle.

Boa Vista (Capital)

     The most recent determination of technical losses of Boa Vista (Capital), segmented by the components of transformation and network, was performed by ANEEL by means of ANEEL Technical Note no. 0159/2013-SRD/ANEEL, dated June 28, 2013, “Calculation of losses in the distribution related to the 3rd Cycle of Periodical Tariff Review of Eletrobras Distribuição Roraima – Boa Vista”. The outcome of the calculation resulted in the values established as per Table 26 and Table 27.

Table 26 – Amount of Losses in the Distribution System of Boa Vista

Description	Amounts (MWh/year)	% Injected power
Injected power (El)	823,145.842	100.000%
Supplied power (EF)	719,894.338	87.456%

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Losses in Distribution (PD)	103,251.504	12.544%

Technical Losses (PT)	57,967.611	7.042%

Non Technical Losses
	45,283.894	5.501%
(PNT)

Source: Technical Note no. 0159/2013-SRD/ANEEL

Table 27 – Amount of Technical Losses per Segment of Transformation and Network

		Technical Losses of the Segments
	Passing Power
	(EP)	Upstream		Upstream
		(PTS)		(PTS)
	MWh	MWh	%	%
Power Transformers A3-
	699,658.756	3,778.076	0.540%	0.459%
A4
Power Transformers A4-B	509,000.764	12,601.648	2.476%	1.531%
Net A3	784,054.542	12,821.128	1.635%	1.558%
Net A4	734,971.980	20,206.335	2.749%	2.455%
Net B	461,045.897	5,007.763	1.086%	0.608%
Meters	444,818.994	866.603	0.195%	0.105%
	444,818.994	2,686.057	0.604%	0.326%
Services Wires
	TOTAL			7.042%

Source: Technical Note no. 0159/2013-SRD/ANEEL

     Thus, ANEEL adopted, for the entire tariff cycle (2013-2017), the amount of Technical Loss of 7.04% over the Total Injected Power in the system of Boa Vista (Capital).

Boa Vista (Countryside)

     In the case of the countryside of the area of performance of Boa Vista, the only information available on Technical Loss is included in Technical Note no. 35 SGT/ANEEL, dated February 19, 2016, which sought at performing the “Calculation of CERR’s Equilibrium Tariff”. Such Technical Note (TN) establishes that the technical loss of the countryside is equivalent to 10.19% of the total injected power24.

     Data on Technical Losses segment by voltage level to the countryside of Roraima were not verified.

b) Methodology and Premises of Technical Losses Forecasting

     The methodology of forecast of the technical losses consists of: (i) evaluating the Technical Losses Rates of the Segments of voltage of supply (IPTS) of Boa Vista in relation to the average of comparable companies (according to the methodology described in section 4.3.2); and (ii) seeking

24 For this estimate, ANEEL considered the average percentage of regulatory technical losses of the companies in the Norther region of the country in the last review procedures.

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the smallest value between the segmented loss of the company and the average verified to comparable companies, which will be the base for the trajectory.

Boa Vista (Capital and Countryside)

     We present below the step-by-step of the methodology applied for the forecast of the technical losses of Boa Vista (Capital and Countryside), i.e., the entire area of coverage in force.

i. The most recent Technical Loss rates available per voltage segment were used as the primary source of calculation:

For the Capital we will use the information of ANEEL Technical Note no. 0159/2013-SRD/ANEEL, dated June 28, 2013. With this Technical Note, ANEEL provides the losses per voltage segment, with unequivocal application and best representation of the historical information verified.

The information on Technical Loss for the Countryside (CERR), as per Technical Note no. 35 SGT/ANEEL, dated February 19, 2016, does not reflect the PRODIST methodology. That is, there are no data per segments of networks and voltage level. Thus, we segregated the Technical Loss in the countryside by voltage level according to the opening of Boa Vista Capital (Technical Note no. 0159/2013-SRD/ANEEL).

     Thus, the Technical Loss in the State of Roraima (Capital and Countryside) resulted in 7.62% of the Injected Power.

ii. The losses obtained in each voltage segment of the distributor were object of comparison with the companies having greater similarity to the concession are in evaluation, considering their specific characteristics. To Boa Vista, the comparable companies – according to the methodology described in section 4.3.2 – are:

· Companhia Sul Sergipana de Eletricidade - SULGIPE;

· CEB Distribuição S/A – CEB;

· Empresa Elétrica Bragantina S.A. – EEB;

· Energisa Nova Friburgo - ENF;

· Centrais Elétricas de Rondônia S/A – CERON;

· Companhia Piratininga de Força e Luz – CPFL Piratininga;

· Centrais Elétricas Matogrossenses S/A – CEMAT; and

· Companhia de Eletricidade do Estado da Bahia – COELBA.

iii. From the comparison with the similar companies, the average IPTS’s obtained considered the weighted losses of each Distributor in relation to the inject power in each voltage segment. The forecasted goal for 2047 consider, by segment, the maintenance of the rates of the company when below the weighted average; or the values observed in the weighed average of comparable companies when the results demonstrate level below that currently achieved by the company.

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iv.	Based on the obtained results of losses per segment, forecasted for 2047, a simple interpolation was used to define the intermediate values.
v.	With the annual IPTS values obtained, such values were applied over the volumes of injected power per supply voltage segment, resulting the technical losses per segment, estimated to the entire period of Concession.

     It is worthwhile noting that ANEEL, through Homologation Resolution no. 2.184, dated November 29, 2016, homologated the Technical Losses of Boa Vista (Capital and countryside) between years 2016 and 2025 as 7.62% of the injected power. We kept this level constant until 202725. That is, the methodology described in this section applies after 2028.

c) Results

     Error! Reference source not found. present the averages of losses per voltage segment of the comparable companies and Boa Vista (Capital and Countryside).

Graph 11 - Average of Losses per Voltage Segment to Boa Vista (Capital and Countryside) and Comparable Companies

Source: Self prepared

     With the presented comparison, it is possible to establish the IPTS’s used as a goal of efficiency in the forecasts, as per Table 28.

25 The calendar proposed in item “e” of section 4.1.2 foresees a RTP in 2023 and another in 2028. That is, the year of 2025 will be inserted in the middle of a tariff cycle. Thus, we take as premise the maintenance of the Technical Loss level from 2025 to 2027, since a review will only occur in 2028.

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Table 28 - Technical Losses, Goal per Voltage Segment

	Average	Company	Final
Voltage segment	IPTS	IPTS	goal
A1-A2	0.000%	0.000%	0.000%
A1-A3	0.000%	0.000%	0.000%
A1-A3a	0.000%	0.000%	0.000%
A1-A4	0.000%	0.000%	0.000%
A2-A2	0.000%	0.000%	0.000%
A2-A3	0.445%	0.000%	0.000%
A2-A3a	0.578%	0.000%	0.000%
A2-A4	0.578%	0.000%	0.000%
A3-A2	0.323%	0.000%	0.000%
A3-A3a	0.471%	0.000%	0.000%
A3-A4	0.567%	0.584%	0.567%
A3a-A2	0.000%	0.000%	0.000%
A3a-A4	1.371%	0.000%	0.000%
A3a-B	0.000%	0.000%	0.000%
A4-A3	0.886%	0.000%	0.000%
A4-A3a	0.000%	0.000%	0.000%
A4-B	3.395%	2.679%	2.679%
B-A4	0.000%	0.000%	0.000%
A1 (<230kV)	0.048%	0.000%	0.000%
A2 (88 to 138 kV)	2.167%	0.000%	0.000%
A3 (69 kV)	2.788%	1.769%	1.769%
A3a (30 to 44 kV)	3.684%	0.000%	0.000%
A4 (2.3 to 25 kV)	2.190%	2.975%	2.190%
B (< 2.3 kV)	2.538%	1.806%	1.806%
Energy meters	0.439%	0.211%	0.211%
Services Wires*	0.000%	0.000%	0.000%
* Incorporated in “B (<2.3 kV)”
	Source: Self prepared

     Based on the forecasts per segment, applied to the amounts of injected power in the substations and networks of the concessionaire, the annual percentage of losses was forecasted to Boa Vista (Capital and Countryside). The forecast of annual IPTS´s and technical losses consolidated to the concessionaire and regulatory are demonstrated in Table 29.

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Table 29 – Forecast of technical losses, both total and per segment of transformation and network to Boa Vista (Capital and Countryside)

Annual segment loss forecast. considering the regulatory limits established by ANEEL (MWh)

Voltage segment	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
A1-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A4			0.584%	0.583%	0.582%	0.582%	0.581%	0.581%	0.580%	0.579%	0.579%	0.578%	0.577%	0.577%	0.576%	0.576%	0.575%	0.574%	0.574%	0.573%	0.573%	0.572%	0.571%	0.571%	0.570%	0.569%	0.569%	0.568%	0.568%	0.567%	0.566%
A3a-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3a-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3a-B			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4-A3			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4-B			2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%	2.679%
B-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1 (< 230 kV)			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2 (88 - 138 kV)			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3 (69 kV)			1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%	1.760%
A3a (30 a 44 kV)			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4 (2.3 a 25 kV)			2.949%	2.922%	2.896%	2.870%	2.843%	2.817%	2.791%	2.765%	2.738%	2.712%	2.686%	2.659%	2.633%	2.607%	2.581%	2.554%	2.528%	2.502%	2.475%	2.449%	2.423%	2.397%	2.370%	2.344%	2.318%	2.291%	2.265%	2.239%	2.212%
B (< 2.3 kV)			1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%	1.806%
Meters			0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%	0.211%
Segments *			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Projection of Technical Losses %	0.00%	0.00%	7.60%	7.57%	7.55%	7.52%	7.50%	7.48%	7.45%	7.43%	7.40%	7.38%	7.36%	7.33%	7.31%	7.28%	7.26%	7.24%	7.21%	7.19%	7.16%	7.14%	7.12%	7.09%	7.07%	7.04%	7.02%	7.00%	6.97%	6.95%	6.92%
ANEEL APPROVAL RESOLUTION N 2.184/16	7.62%	7.62%	7.62%	7.62%	7.62%	7.62%	7.62%	7.62%	7.62%																						
Technical Note SRD/ANEEL n 0159/2013 - Boa Vista 7.042%																															
Technical Note SGT/ANEEL n 095/2016 - CERR 10.186%																															
*Incorporated in "B (<2.3 kV)"																															
Projection of the Technical Regulatory Loss %										7.62%	7.62%	7.40%	7.40%	7.40%	7.40%	7.40%	7.28%	7.28%	7.28%	7.28%	7.28%	7.16%	7.16%	7.16%	7.16%	7.16%	7.04%	7.04%	7.04%	7.04%	7.04%

Source: Self prepared

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     Error! Reference source not found. presents the forecast of the percentage of regulatory losses. As mentioned above, we kept the level of regulatory Technical Loss homologated to 2025 (through ANEEL Homologation Resolution no. 2.184/16), constant until 2027, since 2025 is in the middle of the tariff cycle.

Graph 12 - Forecast of regulatory technical losses of Boa Vista (Capital and Countryside)

Source: Self prepared

     In summary, the methodology aims at reflecting the results of the forecast model, the average value of the performances of the technical losses per voltage segment of the comparable companies, when they are shown as more efficient. Thus, the forecast gathers a set of feasible technical possibilities, endorsed by the experiences of the agents in the market, to achieve the established reduction.

     4.2.6.Non-Technical Losses (“PNT”) a) Concept and Characterization of Historical Non-Technical Losses of the Distributor

     Non-Technical Losses (PNT) are those corresponding to the difference between the total losses and the technical losses, considering, therefore, all other losses associated with the electric power distribution, such as electricity thefts, measurement errors, errors in the invoicing

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procedure, consumption units without measurement equipment, etc. This type of loss is associated with the commercial management of the Distributor, with the socio-economic conditions of the consumption units, cultural, sociologic, and institutional aspects that characterize the area of concession.

     We will analyze below the information available and metrics of forecast of the NonTechnical Losses segregating the analysis in Capital and Countryside. It is worth noting that the regulatory Non-Technical Losses are defined by ANEEL upon the RTP, commonly with decreasing trajectory throughout the tariff cycle.

Boa Vista (Capital)

     Error! Reference source not found. illustrates the historical variation of the Real and Regulatory Non-Technical Losses of Boa Vista (Capital). The conclusion is that the Capital presents real PNT levels oscillating above and below the regulatory goals, however near the limits defined by ANEEL.

Graph 13 - Comparison between Real and Regulatory Non-Technical Losses over the Low Voltage

Market to Boa Vista (Capital)

Source: 3rd RTP of the Distribution. Data of regulatory losses for 2016 were homologated by Homologation Resolution no. 2.184, dated 11/29/2016. Real losses were obtained pursuant to the data of energetic balances provided by the company.

Boa Vista (Countryside)

     In the case of the countryside of the area of scope of Boa Vista, there is little information on the PNT history. The most recent information is the percentage of regulatory PNT of 2016 (equivalent to 113.78% of the Low Voltage market) that has been adopted from the data verified in 2015, as exposed in Homologation Resolution no. 2.184/2016.

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b) Forecast Methodology of Regulatory Non-Technical Losses

     The correct application of the regulation model per comparison in the treatment of the non-technical losses requires the identification of the several non-manageable factors that differentiate the areas of concession. For the analysis of regulatory Non-Technical Losses, ANEEL identifies the comparable companies through a “complexity factor” that aggregates the most relevant variables to explain the different levels of non-technical losses. This rate allows to compare the distribution companies regarding their socio-economic indicators. Once the position of the companies is identified in the ranking of complexity, it is possible to conclude that companies with smaller non-technical losses, however in areas of concession identified with a higher degree of socio-economic complexity, are more efficient and therefore area a reference to the others. The rate created by ANEEL to compare the distribution companies in relation to the level of non-technical loss was based on an Linear Regression Analysis, with data in a panel. The models that have been used compared the levels of Non-Technical Losses with socio-economic variables of the area of concession, such as violence, inequity, precariousness, infrastructure, and credit default.

     The use of regression occurs due to the need of statistically “testing” which variables should be included in the analysis, i.e., which variables explain better the phenomenon of non-technical losses. The methodology used in the 4th cycle of tariff reviews is detailed in ANEEL Technical Note no. 106/2015. The variables analyzed are described in Table 30. They summarize those commonly mentioned in works about commercial losses of power and/or studies on criminality that explain the phenomenon of commercial losses.

     The evaluations were performed from a vast database, covering the 63 Distribution companies. The models consider non-technical losses and socio-economic variables in the period from 2003 to 2013. Information of the 2010 CENSUS were also used. ANEEL establishes that these studies should be updated according to the disclosure of the 2020 CENSUS. Aiming at preserving the consistency with the regulation force, the levels of Non-Technical Losses for the designated companies were estimated and forecasted based on the parameters and models of Technical Note no. 106/2015.

Table 30 – Socio-Economic Variables for the Composition of the Complexity Factor to Combat NonTechnical Losses

Code	Social economic variable	Source
vio	Violence – Deaths by Aggression	DATASUS
pob2	% of people with income per capita inferior to 4 minimum w	IBGBIPEA
gini	Gini	IBGE
sub2	Precariousness • % people in substandard homes Censo 2010)	IBGE
lixou	Garbage collection - Urban	IBGE
inad	Default of the credit sector -BACEN	BACEN
Mbr.MbIMbr	Low income Market (Total B1 market)	SAMP
Mbr.Mbt	Low income Market (Total BT market)	SAMP

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Source: Technical Note no. 106/2015

     In light of the several possibilities of simulation, Technical Note no. 106/2015 selected three regression models in which mainly the following have been observed: (i) the significance of the estimated coefficients related to each variable and the relationship between it and the level of non-technical losses; (ii) the coherence for the signal of the coefficients in relation to the expected; (iii) the relevance of the variable for the explanation of the non-technical losses; and (iv) the contributions received in previous public hearings.

     Table 31 presents the models chosen to define the regulatory non-technical losses for the 4th cycle of tariff review of the electric power Distributors.

Table 31 – Models Selected for the Composition of the Complexity Factor to Combat Non-Technical Losses

Source: Technical Note no. 106/2015

     Once the parameters are estimated, the rate that allows the comparison of the companies is then built. The rate for an “A” company, for instance, is the result of Equation 9.

Equation 9 – Formulation for the Complexity Factor of Combat to Non-Technical Loss of Company A

     Table 32 presents the complexity factor and deviations resulting from the regression models built from the three econometric models selected (C, G and K) para as 6 designated companies, segregating the data of Boa Vista between Capital and Countryside (CERR), for they consist of different concessions upon the elaboration of the methodology to estimate regulatory Non-Technical Losses.

     On its turn, Table 33 calculates the complexity factors verified to each one of the companies. It is possible to note that, for the purposes of comparison, Technical Note no. 106/2015 divided the companies into two groups, being considered as large size (Group 1) those having market greater than 1,000 GWh/year and serving more than 50 thousand consumption

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units or with more than 15,000 km of electric network. The other companies are considered of Group 2. Small companies tend to present greater facility to combat non-technical losses than large companies.

Table 32 – Result of the Complexity Factors of each Econometric Model to Companies of the Eletrobras Group

COMPANY	INDEX C	OFFSET C	INDEX G	OFFSET G	INDEX K	DEVIATION K
Amazonas	0.37	0.04	0.34	0.05	0.39	0.04
Ceal	0.27	0.02	0.24	0.02	0.29	0.03
Cepisa	0.26	0.02	0.25	0.03	0.25	0.02
Eletroacre	0.25	0.02	0.24	0.02	0.24	0.02
Ceron	0.19	0.02	0.19	0.02	0.19	0.02
Boa Vista (Capital)	0.07	0.03	0.06	0.03	0.09	0.03
Boa Vista Countryside	0.16	0.03	0.20	0.03	0.18	0.04
(CERR)
	Source: Technical Note no. 106/2015

Table 33 – Average Complexity Factors of the Companies of the Eletrobras Group

Compl.
COMPANY		Ranking	Size
Factor

Amazonas	0.364	4th	Large (Group 1)
Ceal	0.266	8th	Large (Group 1)
Cepisa	0.257	10th	Large (Group 1)
Eletroacre	0.243	12th	Large (Group 1)
Ceron	0.191	18th	Large (Group 1)
Boa Vista (Capital)	0.074	44th	Small (Group 2)
Boa Vista Countryside (CERR)	0.181	19th	Small (Group 2)
Source: Technical Note no. 106/2015

i. Analysis of the Potential of Reduction of Non-Technical Losses

     Once the positions of the concessionaires are defined in each ranking of socio-economic complexity, it is possible to conclude that companies with small non-technical losses and in areas of concession identified as having greater or equal socio-economic complexity are more efficient, and, therefore, reference to the others.

     Initially, the goal of reduction of losses of a certain company, once the comparable benchmark is identified, would correspond to the very own load of the benchmark. However, as per ANEEL’s methodology, a differentiated treatment is given as a form of making the calculation procedure more robust, treating the uncertainty regarding the position of the companies in the ranking, as a combination of the value of losses adopted by the benchmark with the probability of having the benchmark in fact in a more complex area of concession. With this purpose, a table of probabilities of a given concessionaire being above or below the benchmark was built. The table

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of probability allows the calculation of the reference weight to all potential benchmarks of each concessionaire and will then determines goal of the company, as per Equation 10.

Equation 10 – Calculation of Goals of Non-Technical Losses

     Thus, instead of establishing the very own loss performed by the benchmark as the potential of reduction, the methodology defines a weighted average of the loss performed by the target or loss performed by the concessionaire in a review procedure. Thus, the greater the probability of comparison with the identified benchmark, the greater will be the weight of the non-technical loss of the target company. The smaller the probability of comparison, the greater will be the weight of the non-technical loss of the analyzed company. By virtue of the consideration of three econometric models, the operation adopted to obtain a single reference of goal of losses is the calculation of the arithmetic average of the goals calculated to each one of the models as indicated in Equation 11.

Equation 11 – Global Goal

ii. Trajectory of Reduction of Non-Technical Losses

     The potential of reduction of losses represents the parcel of inefficiency of the Distributor, thus being necessary to eliminate the excess of losses that should not be performed by the concessionaire. This is translated in the establishment of trajectories of reduction for the regulatory losses. ANEEL determined that the trajectories of reduction of non-technical losses should be established observing three characteristics of the area of concession: socio-economic complexity, degree of non-technical losses, and concessionaire size. The objective of this division was to establish differentiated trajectories to the Distributors, according to the degree of difficulty in the combat of non-technical losses. Thus, the criterion of definition for the trajectory occurs by:

  To companies of Group 1 with regulatory percentage (measured) above 7.50% and companies of Group 2 with regulatory percentage above 11.50%:

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Where the percentage of reduction speed represent the average of fall of the nontechnical losses determined for the years of the review cycle of the companies. The percentage of regulatory Non-Technical Losses represents the non-technical losses of the companies defined in the tariff review procedure of the companies.

· To companies of Group 2 with regulatory percentage (measured) from 2.50% to 11.50%:

% speed of reduction = 0.50% per annum;

· To companies of Group 1 and Group 2 with regulatory percentages below 7.50% and 2.50%, respectively, there will be no trajectory of reduction.

     Figure 16 illustrates the trajectory of reduction of non-technical losses, according to the criteria determined above for the definition of the percentage of the speed of reduction.

Figure 16 – Trajectory of reduction

Source: Technical Note no. 106/2015, ANEEL

     The trajectory of reduction will be the result of the comparison between the goal and the starting point, both considering the non-technical losses of the measured market. As a general rule, the definition of the trajectory will observe the limits of annual reduction defined in equations (I) and (II). In case the trajectory calculated for the concessionaire surpasses the maximum annual rate of reduction defined by the equation, the limit of the reduction shall prevail.

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iii. Definition of the Starting Point

     The starting point of non-technical losses is a referential value for the tariff year immediately before the year of the tariff review. In the definition of the starting point of nontechnical losses, the percentage of non-technical losses of the measured market is used. The definition of the starting point will be given by:

a)	Group 1: Maximum 7.50%; Minimum (Goal 3, Measured CRTP, Average of the last
	4	years);
b)	Group 2: Maximum 2.50%; Minimum (Goal 3, Measured CRTP, Average of the last
	4	years).

The exceptions of the general rule are applied in the following cases:

1.	When the company has already been adopting low levels of non-technical losses,
	below	7.50% to companies of Group 1 and below 2.50% to companies of Group 2,
	then	the average of non-technical losses adopted over the measured market in the
	last	four (4) calendar years shall be considered;
2.	Companies with low probability of comparison shall be subject to a complementary
	analysis	and a diagnostics analysis that take into account the degree of effort of the
	Distributor	to combat losses;
3.	Concessionaires whose goals to be established by the methodology are greater than
	the	starting point established by the goal of 3CRTP and not included in the item
	above.	Then:
	a)	In case the goal obtained with the non-technical losses of the company of 3CRTP is greater than the goal established with the most recent loss, the goal obtained with the most recent loss will be used as the starting point, without trajectory of reduction;
	b)	In case the goal obtained with the non-technical losses of the company of 3CRTP is greater than the starting point, but smaller than the goal established with the most recent loss, the goal obtained with the non-technical losses of 3CRTP shall be used as the starting point, without trajectory of reduction;
	c)	In case the goal obtained with the non-technical losses of the company of 3CRTP is smaller than the starting point, the starting point shall be defined according to the equations of items (iii.a) and (iii.b), however without trajectory of reduction.

     Concessionaire Boa Vista Energia was not included in any criterion of exception to the rule of definition of the starting point.

Table 34 summarizes the rules of definition of the starting point.

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Table 34 – Summary of Definition of the Starting Point

General Rule	Exceptions
a) Companies with losses Average of the last 4 years
Maximum [7.5% or 2.5% Min (goal 3 CRTP Measured, Avg of the last 4 years )]

b) Low probability of comparison (percentile 90)

Supplementary analysis and diagnostic

c) Upper goal to the start point defined 3rd CRTP*

Check the reason of the increase of the target (Fixed trajectory)

Source: Technical Note no. 106/2015, ANEEL

     Table 35 exemplifies the estimate procedure of the regulatory Non-Technical Losses of Distributor Escelsa, in the period from 2016 to 2018, according to the data of Technical Note no. 243/2016-SGT/ANEEL. The methodology of estimate begins with the calculation of the Starting Point, before evaluating the possibility of inclusion in the cases of exceptions. Following that, the calculation of the goal of the company is made based on the losses of the benchmarks found in the table of goals. Then the analysis of flexibilization of the starting point is carried out, followed by the determination of the regulatory goal based on the criteria of trajectory and speed of reduction of the non-technical losses, as explained in the sub-items above. The calculation of the goal is made considering the measured market of the concessionaire while its application must cover the invoiced market. To meet this condition, at the end of the determination procedure a percentage is subtracted from its value, which represents the different of invoiced and measured market.

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Table 35 – Example of Forecast of the Regulatory Non-Technical Losses

Source: Example Escelsa for the estimate of Non-Technical Losses as per Technical Note no. 243/2016-SGT/ANEEL.

c) Premises for Forecasting Regulatory Non-Technical Losses

     The forecasts of Regulatory Non-Technical Losses to the designated companies were made based on the successive application, until 2047, of the mechanisms of definition of goals, starting points, and trajectories detailed in Technical Note no. 106/2015. The models considered for the forecast of the trajectory of goals of losses were estimated based on data defined at the time.

     Review cycles of 5 years were considered for the forecasting of regulatory Non-Technical Losses of goals, according to the calendar shown by Figure 17 (observing the goals established by Homologation Resolution no. 2.184/2016, applicable to distributors AME, Boa Vista, and CEA). The Regulatory Non-Technical Losses of the last review cycle (3CRTP) were considered for years 2017 to 2023. This level is updated upon the 1st RTP of the new concessionaire (2023).

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*Extraordinary Tariff Review. Parameters of Non-Technical Losses are not estimated.

Figure 17 – Periodicity of Forecast of Regulatory Non-Technical Losses Goals

Source: Self prepared

     To define the goals, it is considered that the difference between measured and invoiced (median of the last 4 years) of the companies is constant and equal to the most recent data informed.

     Since there is not a complexity factor to combat the non-technical losses, calculated for the entire State of Roraima, it is necessary to calculate the regulatory Non-Technical Losses in separate to Capital and Countryside. Since the trajectories of real Non-Technical Losses also depend on social complexity, they will be estimated in separate, between Capital and Countryside. The aggregation of the trajectories of both real and regulatory Non-Technical Losses of the Capital and Countryside – i.e., unification of the real and regulatory trajectories to the State of Roraima as a whole -, will be demonstrated in item “g” of this section.

d) Forecasting of Real PNR of Boa Vista (Capital)

     During the regime of Provisional Provision, in force in 2017 and possibility in the beginning of 2018, it has been considered that the economic, financial, and technical-managerial difficulties will limit the last-longing gains of efficiency in the combat to Non-Technical Losses. Therefore, it has been defined that to the companies of the Eletrobras Group, the current degree of real PNT (related to 2016) shall remain in force until the beginning of the new administration in 2018. After 2019, it is considered as the beginning of a new phase in the combat to Non-Technical Losses, with successive gains of efficiency and efficacy of these activities.

     To identity the trajectory of real Non-Technical Losses, the analyzed companies were divided into 3 groups. The first group includes companies AmE and Ceron, whose difference between the invoiced and the regulatory Non-Technical Loss verified is greater than 30%. For this

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first group, there is a forecast of reduction of the Non-Technical Losses verified stronger than the others in the first 5 years, due to the high incentive to combat that such differences motivate to the new administration. This additional reduction is forecasted based on the calculated fall by the equation that relates the speed of reduction and the degree of losses of Technical Note no. 106/2015. In addition to this reduction in the first 5 years, forecasts were also made based on the use of the performance of reduction of the real Non-Technical Losses of benchmark companies identified in the 3 statistical models (C, G and K of Technical Note no.106/2015).

     The second group includes companies Ceal, Cepisa and Eletroacre, which have the following common characteristics: (i) the difference between verified and regulatory NonTechnical Loss invoiced is below 30%, as observed in Table 36; and (ii) of being in a similar degree of socio-economic complexity, which reflects a similarity related to difficulties of combating NonTechnical Losses, as observed in Table 37.

Table 36 – Comparison of Real Loss Invoiced with Regulatory Loss Invoiced

	Invoiced Real	Invoiced Regulatory	Invoiced Real and
Company	Loss	Loss	Regulatory Loss Difference
AmE	116.74%	41.54%	75.20%
Ceron	38.74%	8.33%	30.41%
Eletroacre	26.02%	11.28%	14.74%
Ceal	41.35%	15.67%	25.68%
Cepisa	37.00%	13.93%	23.07%
Boa Vista	10.29%	11.05%	-0.76%

Source: 2016 data for real and regulatory loss. Except for AME, where we used a regulatory loss invoiced in force before REN no. 2184/16. The data of Boa Vista reflect only the State Capital, due to the unavailability of such information to the countryside area.

Table 37 – Complexity Factor of Combat to Non-Technical Losses of the most Complex Companies of Group 1

Source: Technical Note no. 106/2015, ANEEL

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     To these companies, the trajectory of reduction of real losses will be equal to the average of reductions (percent per year) of real Non-Technical Losses in historical 5-year periods of companies CELPE, CEMAR, and COELBA.

     The third group includes Boa Vista (Capital), which is nearer its regulatory goal. In this case, the trajectory of real losses is supported by the benchmark companies SANTA MARIA – in model K – and FORCEL – in models C and G.

     The average of reductions (percent per year) of real Non-Technical Losses was calculated for the benchmark companies, in historical 5-year periods between years 2003 and 2016. Based on such real performance, reductions have been forecasted for the designated companies until their reach the simulated goal in the regulatory model. When achieving the regulatory goal before 2047, a new target is calculated from the average of the smallest real PNT of the benchmark companies, using the technique of linear interpolation in the intermediate years.

e) Forecast of Real PNT of Boa Vista (Countryside)

     To estimate the level of real losses to the countryside of Roraima, the percentage of regulatory Non-Technical Losses of 2016 (113.78%) as adopted as the percentage of real NonTechnical Losses of 2015, as exposed in Homologation Resolution no. 2.184/2016. This level was kept constant until 2018.

     As of 2019, the adopted based was the forecasted trajectory to Amazonas Energia, which presents the same levels of real Non-Technical Losses. However, it should take into account that the countryside of Roraima State has an complexity factor of combat to Non-Technical Losses (0.181) that is half of that obtained to AmE (0.364)26. Thus, we simulated that the trajectory of real Non-Technical Losses to the countryside falls 50% more than in the area of concession of AME between 2019 and 2023. After that, for ten years, the real Non-Technical Losses drops as to equal the levels of Boa Vista (Capital). From that point both areas, Capital and Countryside, have the same trajectory.

     Based on the percentages of real Non-Technical Losses and applying to the forecasted Low Voltage market (Countryside and Capital), the level of total non-technical losses is expressed in MWh, year by year. These values were summed and, finally, the percentage of Non-Technical Losses was calculated over the Low Voltage market of the entire State of Roraima.

f) Forecasting of Regulatory Non-Technical Losses of Boa Vista (Capital)

     Assuming the premises of forecast and with successive application of the models, starting points, and trajectories, it was possible to forecast the goals of regulatory non-technical losses. Since the goal depends on the performance of the analyzed company and its benchmarking, with the successive drop of the real Non-Technical Losses due to a higher efficiency and efficacy of combat, there is a progressive reduction of the goal until the loss limiters (measures) defined in the methodology are found. Figure 18 presents the dynamics of goal forecasting.

26 Vide Table 33.

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Figure 18 – Dynamics of forecasting of Regulatory Non-Technical Loss Goal

Source: Self prepared

     The simulations of regulatory Non-Technical Losses to Boa Vista (Capital), it was possible to observe that it tends to approximate the small companies, such as Santa Maria and FORCEL. In addition, it has been observed that the difference between the measured and invoiced NonTechnical Loss is at 0.63%, which reduces the invoiced regulatory Non-Technical Loss invoiced of Boa Vista (Capital) at the end of the cycle to 1.85% of the Low Voltage market. Error! Reference source not found. illustrates the trend of losses.

Graph 14 - Forecast of Real and Regulatory PNT, Boa Vista – Capital (Invoiced)

Source: Self prepared

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     In order to obtain the regulatory percentage of Non-Technical Loss in the period between 2017 and 2025, the trajectory to Boa Vista (Capital) presented in Homologation Resolution no. 2.184/2016 of ANEEL was considered. Similarly to Technical Losses, we kept the level of homologated regulatory Non-Technical Loss to year 2025 constant until 2027.

     The tables below present the forecasting of Non-Technical Losses per period of analysis, demonstrating the step-by-step of the calculation made.

Table 38 – Forecasting of Regulatory Non-Technical Losses 2023 to 2027 (Boa Vista – Capital)

Source: Self prepared based on the methodology presented in Technical Note no. 106/2015, ANEEL

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Table 39 – Forecasting of Regulatory Non-Technical Losses 2028 to 2032 (Boa Vista – Capital)

Source: Self prepared based on the methodology presented in Technical Note no. 106/2015, ANEEL

Table 40 - Forecasting Regulatory Non-Technical Losses 2033 to 2037 (Boa Vista – Capital)

Source: Self prepared based on the methodology presented in Technical Note no. 106/2015, ANEEL

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Table 41 – Forecasting Regulatory Non-Technical Losses 2038 to 2042 (Boa Vista – Capital)

Source: Self prepared, Regulatory Non-Technical Losses, Technical Note no. 106/2015, ANEEL

Table 42 – Forecasting Regulatory Non-Technical Losses 2043 to 2047 (Boa Vista – Capital)

Source: Self prepared based on the methodology presented in Technical Note no. 106/2015, ANEEL

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     In addition, according to the instructions of Technical Note no. 351/2017, a percentage that is near the real loss of the company at the regulatory levels in the first five years of agreement was applied in the economic-financial model to establish the value of the company in the privatization procedure. Companies Amazonas and Boa Vista are not included in these transitory provisions, since they have already been benefited by Homologation Resolution no. 2.184/2016.

g) Forecasting of Regulatory Non-Technical Losses da Boa Vista (Capital and Countryside)

     Homologation Resolution no. 2.184/2016, by ANEEL presented, to the entire State of Roraima, Non-Technical Loss goals between 2017 and 2025. These goals were considered as regulatory limits to Boa Vista (Capital and Countryside), and we maintained the level homologated to 2025 constant until 2027, as observed before.

     To 2028, we estimated the goal as being the limit of year 2027 (12.58% of the Low Voltage market, both to Capital and Countryside) multiplied by the percentage drop observed in the regulatory trajectory of Boa Vista (Capital) between 2028 and 2027. This reasoning was applied until 2047.

     The percentages of real and regulatory Non-Technical Losses forecasted to Boa Vista (Capital and Countryside) are presented in Table 43.

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Table 43 – Forecast of Non-Technical Losses to Boa Vista (Capital and Countryside)

Source: Self prepared

4.2.7. Default

     The methodology of calculation of Irrecoverable Revenues for the 4CRTP is presented in Technical Note no. 107/2015 and was maintained partially after the discussion of AP no. 58/2016. In addition to being included in Installment A of the Required Revenue, the main methodological change regards the exclusive use of the regulatory percentages of irrecoverable revenues – in it prior version, part of irrecoverable revenues were calculated based on the percentage of irrecoverable revenues observed in the commercial basis of the concessionaire. In addition, from

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the review of the 4CRTP, irrecoverable revenues are also calculated over the additional revenue of flags.

Boa Vista (Capital)

     The calculation of the percentages of regulatory irrecoverable revenue is based on a model of “movable median”, which takes into account the aging period from 49 to 60 months. The aging period refers to the point of stabilization of the curve of non-invoiced revenues. That is, in the case in screen, between 49 and 60 months, the percentage of non-recovered revenues remains stable.

     The regulatory percentage of irrecoverable revenues of each company is calculated based on a median of a set of companies, formed by up to 10 concessionaires above and below the complexity ranking, which involves a combination of variables related to the socio-economic and environmental conditions of the area of concession.

     The companies above or below the ranking are compared to a smaller number of companies. For instance, the fourth company in the complexity ranking is compared to the three above and ten below it. A company in the 11th position will be compared to 10 companies above it and the 10 companies below it.

     Once we have adopted as Premises that the company will undergo the review of the 4CRTP in 2023, the tariff readjustment procedures in 2017 to 2022 do not include the revenue of flags, according to the methodology presented in PRORET 2.2A.

Equation 12 – Value of Irrecoverable Revenues to companies that have not passed the 4CRTP

Where:

RR: required revenue, without including values corresponding to irrecoverable revenues;

Financial: financial components of the distribution tariffs;

pc: share of the class of consumption C in the total revenue verified in the year of test;

RIc: percentage of regulatory irrecoverable revenues, related to class C, according to the tables of PRORET, Submodule 2.2A (tables 2 and 3).

     From the tariff review of 2019, the formula is part of the revenues with flags in the basis of calculation.

Equation 13 – Value of Irrecoverable Revenues to companies that have already passed the 4CRTP

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Where:

RR: required revenue, without including values corresponding to irrecoverable revenues;

Flags: invoiced revenue of tariff flag in the last 12 months;

Financial: financial components of the distribution tariffs;

pc: share of the class of consumption C in the total revenue verified in the year of test;

RIc: percentage of regulatory irrecoverable revenues, related to class C, according to the PRORET tables, Submodule 2.2A (tables 2 and 3).

     Most components of the equations above are presented in the section applicable to Installment B and the results of the tariff operation. For the ICMS and PIC/Cofins rates, the values used in the tariff readjustment procedure of 2012 are adopted. In the case of Boa Vista Energia, the values are of 10,67% to ICMS and 0.92% to PIS/Cofins. These rates are kept constant throughout the period of analysis.

     The percentages of regulatory irrecoverable revenues are those obtained by the methodology of Technical Note no. 107/2015 and presented in submodule 2.2A of PRORET and also are kept constant throughout the period of analysis: 0.08% for residential; 0.00% for industrial; 0.06% for commercial; 0.02% for rural; 0.00% for public power; 0.00% for public lighting; 0.00% for public services.

     In addition to the regulatory calculation, it was also possible to estimate the values of default observed to be used in the calculations of cash flow. The starting point adopted consisted of the median of revenues not invoiced in the period from 49 to 60 months until the end of 2016, as informed by the distributor. The values obtained and applied in the calculation of 2017 were: 2.95% for residential; 5.88% for industrial; 2.92% for commercial; 6.21% for rural; 2.95% for public power; 1.74% for public lighting; 0.78% for public services. The hypothesis assumed is that these values will converge to the regulatory percentages in 10 years.

Boa Vista (Interior)

     For the calculation of irrecoverable revenues of Boa Vista (Countryside), the adopted premises consisted of the same values of taxes and regulatory percentages of default used to the case of Boa Vista (Capital). The values are of 10.67% for ICMS and 0.92% for PIS/Cofins. These rates are kept constant throughout the period of analysis.

     The percentages of regulatory irrecoverable revenues are: 0.08% for residential; 0.00% for industrial; 0.06% for commercial; 0.02% for rural; 0.00% for public power; 0.00% for public lighting; 0.00% for public services. To values of real default, the values used were: 1.39% for residential; 3.21% for industrial; 1.12% for commercial; 1.15% for rural; 14.33% for public power;

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0.00% for public lighting; 97.60% for public services. The hypothesis assumed is that these values will converge to the regulatory percentages in 10 years.

4.3. Methodology for the definition of Installment B

     The definitions used for the calculation of Installment B, as well as for Installment A and metrics for tariff operations are exposed in submodules 2.1 A and 3.1 A of the PRORET in force (homologated by Normative Resolution no. 761/2017) The calculation of the value of Installment B is different to the procedures of tariff review and readjustment.

     In the procedure of tariff readjustment, it is made in accordance with the methodology of PRORET’s submodule 3.1A. Initially the Value of Installment B in the year of test (12 months prior the tariff readjustment) is estimated – also known as VPBo component -, as the quotient of the division of the Value of Installment B by the reference market (both of the prior tariff procedure), multiplied by the value of the reference market of the current procedure.

     After that, the VPB0 is adjusted to recompose the elements that are excluded from the prior procedure: Other Revenues, Excess of Demand and Reactive Surplus. A adjustment factor calculated by ANEEL as per Public Hearing no. 58/2016 (Factor DR1) is used in the first tariff readjustment of the concessionaires in analysis (2017). To the other years, the so-called Factor Pbi-1 is estimated on an annually basis based on the data of the previous tariff procedure (t-1).

     After this adjustment, the VPB0 is updated by the IPCA and adjusted by the Factor X. Finally, the Other Regulatory Revenues (OR)27 and revenues with Excess of Demand (UD) and Reactive Surplus (ER)28 are excluded. The formula below summarizes the foregoing.

     In addition, in the first tariff procedure (2017), the value of the ONS charge is added to Installment B.

27 Note that it consists of a percentage of regulatory sharing of Other Revenues, which varies in accordance with the nature of the revenue (most part of them is of 60%).

28 Such revenues are net of taxes levied, of the regulatory percentage of 3.5% of the revenue, related to excess of demand in the transmission network, and irrecoverable revenues, applying the regulatory percentage to the class of industrial.

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In the procedures of **tariff review**, as established in submodule 2.1A do PRORET, Installment B is calculated according to the equation below. All components of the equation will be discussed in this report, in specific sections.

Equation 15 – Calculation of Installment B in review procedures

$$VPB = (CAOM + CAA) \times (1 - P_m - MIQ) - OR - UD, ER$$

Where:

CAOM: Regulatory Operational Costs;

CAA: Annual Asset Cost;

Pm: equivalent to the Pd component of Factor X;

MIQ: equivalent to the Q component of Factor X;

OR: other regulatory revenues;

UD, ER: revenues with excess of demand and reactive surplus.

It is worthwhile noting that, to build the values necessary to determine Installment B related to the composition of Boa Vista (Countryside), the values presented in Technical Note no. 293/2017 were used, updated by the IPCA. Thus, the amount of BRL 22,839,837.34 was added to Installment B estimated for the capital (the Technical Note presents the value at prices of November/2016, BRL 22,018,115.44).

4.3.1. Regulatory WACC

The regulatory WACC is calculated according to ANEEL rule, and its formula is described below:

$$WACC = \frac{[Kd \; x \; A + Ke \; x \; (1 - A)]}{(1 - T)}$$

Where:

WACC = Weighed average capital rate, after taxes.

Kd = Cost of third-party capital;

Ke = Cost of Equity;

A = Average leverage of companies of the sector; and

T = Income Tax Rate.

$$Kd = \left[\frac{(1 + (Rf + CR + RC) \; x \; (1 - T))}{(1 + \boldsymbol{r_{USD}})}\right] - 1$$

Where:

Kd = Cost of third-party capital;

Rf = Risk Free: T-Bond 10Y – average of the last 30 years;

CR= Country Risk: average of the 15 years of the JP Morgan index EMBI

RC = Credit risk of comparable Brazilian companies of the sector;

T = Income Tax Rate (34%);

rUSD = U.S.A. Inflation Rate: Average of the last 15 years of the inflation rate in the United States, of the CPI - US Congressional Budget;

Where:

Ke = Cost of equity;

Rf = Risk Free: T-Bond 10Y - average of the last 30 years;

CR= Country Risk: median of the last 15 years of the JP Morgan index EMBI

β = Beta of US comparable companies deleveraged by the structure of average leverage in the U.S.A. and levered by the structure of leverage of Brazilian companies of the sector.

PRM = Market Risk Bonus: Difference between the historical average return of SP500 in the past 30 years, and Risk Free

rUSD = U.S.A. Inflation Rate: Average of the last 15 years of the inflation rate in the United States, of the CPI - US Congressional Budget;

The ANEEL’s calculation in force is presented below:

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     To forecast the regulatory WACC, the updating of the historical series in January 2018 was taken into account, with the methodology of calculation in force of ANEEL (base 2015). Since there is review of the methodology expected for 2021, a factor that causes significant uncertainty, we assume that the rate calculated for January 2018 will remain the same throughout the entire period of forecast.

The present below the parameters of regulatory WACC adjusted in January 2018:

  Risk free: Update and forecast of the Risk Free based on the average of the last 5 years of T-bond for 10 years (Source: Bloomberg)
  CR= Country Risk: updated based on the JP Morgan index EMBI - Emerging Market Bond Index of the last 5 years (source: Bloomberg);

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  rusd = U.S.A. Inflation Rate: Average of the forecast of 10 years of the inflation rate of the United States, with base date on 03/31/2017 (source: US Congressional Budget Office);

     RC = Credit risk: Historical average spread of the credit risk in relation to the SELIC rate, applied over the forecast of the SELIC rate through the (source: Bacen)

4.3.2. Operational Costs and Factor Xt

     The Efficient Operational Costs are one of the key components of the Value of Valor da Installment B in the Tariff Review procedures (component CAOM in the formula of calculation of VPB). The methodology used for the calculation of the efficient operational costs is presented in submodule 2.2A of PRORET. Some particularities applicable to the designated distributors are described in this item.

     Under the regulatory point of view, such costs refer to the entries of Personnel, Material, Third-Party Services, Other Operational Costs, Taxes, and Insurance related to the activity of Distribution and Commercialization of electric power (PMSO). According to specifications of Technical Note no. 66/2015, the PMSO must have a few adjustments, especially to costs of Personnel and Other. The information of Personnel excludes values of actuarial deficit or surplus and retirement program and/or voluntary dismissal, while Other considers only: compensations for losses and damages, own consumption of electric power, expenses with interns and program of initiation to work, expenses with consumer committees, expenses with internal communication and reprography, collection fee, bank fees, and labor adversary judgments. Such adjustments are applied by ANEEL for the tariff reviews and were considered to compose the PMSO data to be forecasted in this analysis.

     The approach used by ANEEL for the calculation of the efficient operational costs in the periodical tariff review aims at defining the efficient level of costs for the performance of the procedures, in accordance with the conditions set forth in the concession agreements and in the regulation, assuring a pertinent provision of service and that the assets will maintain their capacity of service unchanged during their entire useful life. The definition of the efficient operational costs will be observe the costs adopted by distributors, the efficient level of costs, and the characteristics of the area of concession.

     ANEEL used the non-parametric model known as DEA (Data Envelopment Analysis, or Data envelopment analysis), whose objective is to define a threshold of production/variable cost as a form of identification of the degree of efficiency of the companies. The mode considers the PMSO, with the adjustments mentioned above, as the input of production. There is also an adjustment of the values as per salary indexes, so that companies operating in regions where the cost with manpower is cheaper do not have a competitive advantage, masking their efficiency score.

     The products considered in the 4CRTP were: Network (underground network, air distribution network, and high voltage network), consumers, average market (weighed by voltage level), non-technical losses, and quality (interrupted consumer hour). Using a sample f 61 companies for the period from 2011 to 2013, ANEEL obtained the efficiency scores in the DEA model as presented in Table 44.

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Table 44 – Parameters of Operational Cost Efficiency in the 4CRTP

Source: submodule 2.2A do PRORET, ANEEL.

     Using the bootstrap method29, ANEEL conducted an analysis of sensitivity of the efficiency scores and generated intervals of trust for the concessionaires, as observed in Table 45.

29 The main idea of the method consists of generating random subsamples from a sample of real observations, thus expanding the basis of observation. From this resampling, it is possible to derive estimates of parameters of the population that originated the original sample.

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Table 45 – Intervals of trust of the efficiency estimates

	Lower		Upper
DISTRIBUTOR		Center
	Limit		Limit
JAGUARI	94%	100%	100%
CSPE	94%	100%	100%
CELTINS	96%	100%	100%
RGE	95%	100%	100%
COELCE	94%	100%	100%
PIRATININGA	94%	100%	100%
NOVA PALMA	92%	100%	100%
MUXFELDT	86%	100%	100%
COELBA	88%	96%	100%
CPFL PAULISTA	90%	95%	99%
ELEKTRO	88%	94%	97%
ELETROPAULO	88%	93%	99%
COSERN	85%	92%	100%
MOCOCA	85%	91%	96%
CPEE	82%	88%	94%
CEMAR	81%	87%	94%
CELPE	77%	86%	90%
EMG	78%	83%	90%
AES SUL	78%	83%	89%
BANDEIRANTE	77%	82%	85%
EPB	76%	82%	86%
SANTA MARIA	77%	81%	85%
JOAO CESA	63%	80%	87%
LIGHT	74%	78%	83%
SANTA CRUZ	72%	77%	82%
CEMAT	72%	77%	85%
CAIUA	70%	74%	76%
EBO	68%	73%	79%
ESCELSA	68%	72%	76%
AMPLA	64%	70%	72%
EDEVP	66%	70%	73%
BRAGANTINA	65%	69%	71%
CELG	65%	69%	74%
CEMIG	65%	69%	73%
CHESP	64%	68%	76%
TELECOMMUNICATIONS	64%	68%	70%
CFLO	63%	67%	70%
ENERSUL	63%	67%	70%
SULGIPE	62%	66%	70%
COPEL	60%	64%	68%
COOPERALIANÇA	59%	63%	68%
CELESC	58%	62%	65%
ESE	55%	60%	63%
CEPISA	55%	59%	62%
DEMEI	53%	58%	61%
COCEL	53%	57%	60%
CELPA	52%	56%	58%
IGUAÇU	52%	56%	60%
CEB	50%	53%	56%
ENF	50%	53%	56%
HIDROPAN	46%	52%	57%
ELETROACRE	49%	52%	55%
ELETROCAR	48%	52%	55%
CERON	47%	51%	54%
URUSSANGA	38%	45%	50%
CEAL	39%	44%	45%
FORCEL	35%	43%	49%
DME-PC	39%	42%	44%
CEEE	40%	42%	44%
AME	29%	31%	34%
BOA VISTA	22%	23%	24%

Source: submodule 2.2A do PRORET, ANEEL.

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     In a simplified manner, the identification of the efficient level of costs is obtained from the comparison of distributors using a benchmarking method that takes into account the attributes of each concessionaire. From these conditions, a goal of efficient operational costs is established, which shall be achieved throughout the tariff cycle.

     Upon the tariff review, the regulatory goal is compared to the coverage of operational costs present in the tariff of the concessionaire, known as revenue of operational costs. From the difference between the regulatory goal and the revenue of operational costs, a regulatory trajectory will be calculated. Part of the difference will be incorporated upon the tariff review and the remaining portion will be considered for the purposes of calculation of the T component of Factor X.

     Due to the asymmetry of information existing in the efficient PMSO levels of Boa Vista (Capital) and CERR (Countryside), in the items below we will treat, in separate, the metrics for the forecasting of PMSO both for the Capital and Countryside.

Boa Vista (Capital)

     The first stage for the calculation of the Efficient Operational Costs that will compose Installment B is the determination of the Revenue of Operational Costs (tariff coverage for operational costs)30. For such, the portion of the revenue corresponding to the efficient operational costs in the revenue verified in the year of test is calculated (12 months prior to the review procedure), as per Equation 16.

Where:

COAt: revenue of operational costs in the Year of Test;

CORev: value of the efficient operational costs approved in the last tariff review, adjusted by the component of gain of yield of Factor X (Pd);

VPBRev: value of installment B in the last tariff review, adjusted by the component of gain of yield of Factor X (Pd);

TRev: T component of Factor X defined in the last tariff review;

VPBAt: revenue of installment B in the Year of Test (tariff homologated in the last readjustment, applied to the market of the Year of Test);

N: number of years of the last tariff cycle of the concessionaire (4 years in 2019 and 2023; 5 years to the others).

30 Note that this section presents the usual methodology for the determination of the Efficient Operational Costs. The particularities brought by the contractual draft, as already mentioned, are treated in the results of calculation.

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The following steps involve the determination of target efficient operational costs by comparison between the operational cost revenues (COAt) and the interval of efficient operational costs for the concessionaire. As general rule, the target will be adjusted to limit the trajectory of regulatory operational costs to maximum variation of 5% a.y.

Equation 17 – Value of the Efficient operational costs

$$CO_{ef} = min(max(CO_{At}; LI) ; LS)$$

Where:

CO_{ef}: value of the efficient regulatory operational costs;

LI: lower limit of the efficient regulatory operational costs;

LS: upper limit of the efficient regulatory operational costs.

Equation 18 – Annual Variation of the Regulatory Operational Costs

$$\Delta CO = min\left(\left|\sqrt[N]{\frac{CO_{ef}}{CO_{At}}} - 1\right| ; 5\%\right)$$

Equation 19 – Target of Efficient operational costs

$$CO_{target} = CO_{At}(1 \pm \Delta CO)^{N}$$

For cases, when the ration between the cost defined by Equation 19 ($COmeta$) and the operational costs observed (PMSO considering the regulatory adjustments mentioned above) is higher than 120%, the operational cost target will be adjusted according to the following expression.

Equation 20 – Target of shared Efficient operational costs

$$CO'_{target} = \frac{1{,}2 \cdot OPEX_{average} + CO_{target}}{2}$$

For the calculation of $OPEX_{average}$, the average value of the operational costs observed in the two consecutive years closest to the tariff review will be considered, financially updated by IPCA until the date of the tariff review. These operational costs correspond to PMSO with the adjustments indicated in TN No. 66/2015.

     To estimate the tariff transactions in the analyzed period, it was necessary to estimate a real trajectory of PMSO for Boa Vista (Capital). With this purpose, each analyzed concessionaire was compared to a group of similar companies, by means of clustering analysis. To build the clusters of companies, a set of variables, which presented relevant aspects for the was considered operational costs, was considered: market (MWh); consumer density (number of consumers per area); level of complexity (identifying social-economic particularities of the concession area), number of isolated systems and vegetation. It was decided not to include variables related to the grid, once there was high correlation between the grid and the variables already included in the analysis.

     Once the variables, which will be used to determine the clusters, were established, it was necessary to standardize such variables to eliminate distortion caused by different measuring units, using the Score-Z method, presented in Equation 21.

     With the variables standardized, it is possible to calculate Euclidian distances between the companies – i.e., the average distance between an analyzed concessionaire and the others, considering all variables that compose the determination of the cluster (in this case, market, consumer density, index of complexity, number of isolated systems and vegetation). The market and consumer data were updated with information for 2016 from SAMP (System for Market Data Follow-up for Economic Regulation) of ANEEL. For the index of social-economic complexity and vegetation, the most recent data from the ANEEL efficiency calculation worksheet of 4CRTP (2013) was used. The area necessary for the calculation of the consumer density was also obtained in the efficiency calculation worksheet in 4CRTP of ANEEL. The information was available for a group of 61 companies. The companies were also prior separated by size (number of consumers) and number of isolated systems in the concession area.

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Where: v: selected variable (v = 1, 2, 3, ..., p);

Z: standardized value of the variable of companies i and j.

     Finally, to determine which companies shall compose the cluster, an analysis of the distance heterogeneity for given company is made, dividing each calculated distance by the maximum distance calculated for that company. Error! Reference source not found. is obtained as example.

Graph 15 - Example of heterogeneity curve

Source: Self elaborated

     Error! Reference source not found. shows that companies close to the origin (0%) are more comparable to the analyzed concessionaire, while heterogeneity increases a lot, when considering the companies situated to the left, at longer distance from the origin. From the analysis of heterogeneity curves as these ones, clusters containing 8 companies closer to each designated company, were selected.

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Table 46 – Cluster Composition

Amazonas Energia	CERON	Boa Vista	Eletroacre	CEAL	CEPISA
Nacional	Ene. Minas Gerais	Sulgipe	Escelsa	Vale Paranapanema	Escelsa
RGE	CELESC	CEB	DME	Ampla	CPFL Sul Paulista
AES Sul	CELPA	Bragantina	CEPISA*	COELCE	Eletroacre*
Caiuá	COELBA	Ene. Nova Friburgo	COSERN	CEEE	COSERN
Celtins	Santa Cruz	CERON	CELESC	CELG	Bragantina
Ene. Paraíba	CEB	CPFL Piratininga	Bragantina	Celtins	DME
Light	Amazonas Energia*	CEMAT	COPEL	CELPE	COPEL
CEEE	Ene. Borborema	COELBA	CPFL Sul Paulista	Bandeirante	Sulgipe

* The companies were excluded from the sample of the *cluster* that subsidies the operational cost analysis as these are designated companies.

Source: Self elaborated

Once the *cluster* is built, the following step consists in estimating the PMSO trajectory of each analyzed concessionaire. The following methodology was adopted:

1. An efficiency indicator was estimated for each company from the *cluster*. This indicator was based on the efficiency calculation methodology of 4CRTP, which compares the operational costs at a product weighted average. The weights are obtained by applying the non-parametric method DEA, as used in 4CRTP and whose calculation methodology is described in TN No. 66/2015. The formula for the calculation of the efficiency indicator is presented below. The products selected to compose the efficiency analysis are similar to those in 4CRTP, with some simplifications, namely: market[31], number of consumers, extension of the grid[32], adjusted non-technical losses (difference in relation to the target in MWh) and CHI (interrupted consumer hour, based on the difference between the verified DEC and DEC V8). The indicator was calculated based on the information from the efficiency calculation in 4CRTP, considering the period from 2011 to 2013.

Equation 23 –Efficiency Indicator

$$\frac{PMSO\ Observed\ Regulatory}{\frac{1}{u}\left(\sum v_j y_j + \varphi\right)}, \text{ Where:}$$

yj = value of product j of the analyzed company;

[31] The 4CRTP methodology uses a weighted average of the markets by voltage level. For simplification, the total market was used, with no breakdown.
[32] Likewise, for simplification, the total grid was used, with no breakdown in airborne HV, airborne and underground.

vj= weight attributed to product j of the analyzed company in 4CRTP;

Φ= scale factor of the analyzed company attributed in 4CRTP.

2.	Once the indicator is calculated for each company from the cluster, the following projection rule was determined for efficiency of the analyzed company:
	(i)	Maintenance of the level of efficiency from 2016 (last data observed for the analyzed concessionaires) in 2017 and 2018;
	(ii)	Convergence to the average level of efficiency of the cluster (measured in 2013), at convergence speed equal to 13.6% (02 times higher than the highest efficiency gain of the comparable companies). Although high, this speed shows to be more adequate, considering that Boa Vista presents quite a high level of inefficiency when compared to the others;
	(iii)	Once the efficiency median is achieved, the company will gain efficiency in the rhythm of the cluster average until the first quartile (at the end of the concession).
	(iv)	The distance of the verified and the regulatory operational costs at the beginning of the evaluation period was also considered for the definition of the assumptions for efficiency gains of each designed distributor. On one hand, companies with considerable gaps between the regulatory and the verified operational cost may reduce their degree of inefficiency at initial rate higher than that of companies, which are already close to the regulatory efficiency standard. This effect is pursuant to the fact that the lower the identified degree of inefficiency, the more the return from adjustments of processes/activities/structures decreases. On the other hand, companies with costs close to the regulatory level of efficiency will take less time to achieve this level than those, which are far from this efficiency boarder.
Distributors far from the regulatory cost levels may take more than one tariff cycle to achieve this level, while those, which are closer, will tend to remain efficient from the regulatory point of view in one tariff cycle.

     For Boa Vista, the companies that compose the cluster are: CPFL Piratininga, COELBA, CEMAT, Bragantina, Sulgipe, CEB and ENF. These companies present variation in the efficiency indicator in the period according to Table 47.

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Table 47 – Composition of the clusters and efficiency – Boa Vista (Capital)

Source: Self elaborated

     Note that positive variation in the last column of the table, which compares the efficiency indicator between 2011 and 2013, indicates efficiency gains. The indicator for Boa Vista shows that to offer each product unit (weighted combination of market, grid, consumer, PNT and CHI), the concessionaire needed 2.91 PMSO units in 2011. In 2013, this need was 2.57 PMSO units – i.e., the concessionaire became efficient in the period.

     The median of the efficiency indicator of the group was 0.67. Thus, the efficiency curve for Boa Vista (Capital) is presented in Graph 16 - Example of heterogeneity curve.

Graph 16 - Example of heterogeneity curve

Source: Self elaborated

3.	From the efficiency curve and values projected for the considered products (whose projections are presented in the specific sections), it is possible to determine the

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estimated value of PMSO for each year using Equation 23. Thus, the values in Table 48 are obtained.

Table 48 – Projection for regulatory PMSO Boa Vista (Capital + Countryside)

	PMSO Reg.
		Var. % p.a.
	(R$ mi. current)
2016	R$ 100
2017*	R$ 162	61.6%
2018	R$ 176	9.0%
2019	R$ 165	-6.3%
2020	R$ 156	-5.8%
2021	R$ 147	-5.5%
2022	R$ 140	-5.2%
Average 2023 – 2027	R$ 116.76	-3.5%
Average 2028 – 2032	R$ 126.06	1.5%
Average 2033 – 2037	R$ 173.27	6.6%
Average 2038 – 2042	R$ 238.91	6.6%
Average 2043 – 2047	R$ 328.18	6.6%

* In 2016, the figures include only Boa Vista (Capital). Starting in
2017, the figures reflect the costs of Boa Vista (Capital +
Countryside)

Source: Self elaborated

     As mentioned, these values are compared to the target Efficient operational costs, according to Equation 20 (average component OPEX). That is, in the calculation of the efficient operational costs, the cost target will always be compared to the PMSO calculated in the previous table (two-year average, adjusted by IPCA).

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Equation 25 – Update Factor

$$Opex_{ef} = \frac{1}{u}\left(\sum_{j=1}^{m} v_j y_j + \varphi\right) \rightarrow \alpha = \frac{Opex_{ef}^{t+1}}{Opex_{ef}^{t}} \cdot \frac{IPCA^{t+1}}{IPCA^{t}}$$

Where:

$Opex_{ef}$: efficient operational cost estimated for concessionaire (note that it is the same formula used to estimate the efficiency indicator discussed above – in this case, simplification of products market and grid was not adopted, keeping the calculation as presented in PRORET[33]);

t+1: base date of the tariff review;

t: base date of the efficiency calculation (Dec/13);

yj: product j of the company;

vj: weight of product j;

u: weight attributed to the consumable;

m: total products;

φ: scale factor of the company;

IPCA: index number of IPCA in the month before t+1 and t.

The products used are the following:

- Underground grid; Airborne Distribution grid; High Voltage grid. The methodology for total grid projection is presented hereunder. The breakdown in underground, airborne and high voltage was kept constant, based on the data from 2016;
- Weighted Market: LV, MV and HV (weights indicated in PRORET 2.2A and projection as indicated in the specific market section)
- Consumers
- Interrupted consumer hour $CHI_{aj} = \max((DEC_{real} - DEC_{V8}) \cdot cons; 0)$, where DECreal is the global performed DEC (average from the last 3 years); DECV8 is the reference for the DEC indicator of the concessionaire and cons is he number of consumers
- Non-Technical Losses $PNT_{aj} = \max((PNT_{BT} - target) \cdot MBT; 0)$, where PNT_{BT} is the indicator on the low voltage market (average from the last 3 years), target is the regulatory target of Non-Technical Losses on the low voltage market and MBT is the low voltage market in the Test Year

[33] The simplification adopted above was due to the fact that it was necessary to calculate the efficienct indicators for the comparable concessionaries. For the analyzed concessionary, the availability of more information enabled developing complete analysis.

     The total extension of grids of each concessionaire was projected according to elasticity calculated for the number of total consumption units in the concession area. To determine this elasticity, panel data of the designated - concessionaires (6 companies) for the period between 2007 and 2016 (10 years) was used. A panel least squares model [14]34 was adopted, whose results are presented in Table 49. Elasticity of 0.76 was applied to the growth rates projected for the consumption unit of each concessionaire, obtaining the projection of the total grid extension.

Table 49 – Grid projection modeling results

Dependent Variable: LOG(NETWORK)

Method: Pooled Least Squares

Sample: 2007-2016

Periods included: 10
Cross-sections included: 6

Total panel (balanced) observations: 60

Variable	Coefficient Std. Error		t-Statistic	Prob.
LOG(UC)	0.7609	0.004999	152.2133	0.0000

R-squared	0.809664	Mean dependent var		9.975033
Adjusted R-squared	0.806383	S.D. dependent var		1.042149
S.E. of regression	0.458566	Akaike info criterion		1.31134
Sum squared resid	12.1964	Schwarz criterion		1.381151
Log likelihood	-37.3402	Hannan-Quinn criter.		1.338647
Durbin-Watson stat	0.031762

Source: Self elaborated

     Finally, once the efficient operational cost target has been determined, it is enough to calculate the value of operational costs that will compose Part B and the operational cost trajectory component, component T of factor X, according to the following equations.

34 The model was estimated using the software E-Views 9. The database used is the same as that considered for the calculation of efficient operational costs.

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Where:

COp: regulatory efficient operational costs to be considered in the tariff review;

Tp: trajectory component of the operational costs of factor X for the tariff review;

VPBp: value of Part B of the tariff review;

N: number of years in the regulatory cycle, it will be equal to 4 in 2019 and 5 in all further reviews.

Boa Vista (Countryside)

     Analyzing Boa Vista (Countryside), the efficient operational costs were estimated from the update of the values presented in ANEEL TN No. 293/2017. As of the review processes in 2023, the standard calculation methodology was adopted.

     In addition, to estimate the PMSO trajectory, the value estimated for PMSO in 2017 presented by Eletrobras in the Annex to CTA-DD-1.209/2017, with adjustments informed by the company was adopted. The value estimated in 2017 is R$ 52.033 million. This value was added to PMSO of Boa Vista (Capital) and projected using the same growth trajectory.

     Thus, it was possible to calculate the efficient operational cost and the trajectory of component Xt, presented in Table 50.

Table 50 – Operational costs and T Component Boa Vista (Capital and Countryside)

Source: Self elaborated

4.3.3. Factor Xpd and Xq

     The purpose of Factor X is primordial to assure that the balance set in the tariff review between revenues and efficient expenses is kept in the subsequent tariff changes. This is done by means of transfer of the potential productivity gains of the electric power distribution segment to the consumers. The approach adopted by ANEEL aggregates a mechanism to incentive the improvement of the technical and the commercial quality of the services provided to the consumer to Factor X. A component, which seeks establishing gradual transition of the operational costs of the concessionaire towards its efficient cost, is also added.

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     Thus, Factor X is composed by the sum of three components and their methodologies are presented in sub-module 2.5A of PRORET:

· Component Pd: consists in productivity gains of the electric power distributors in the analyzed historical period, adjusted by the market variation observed and the consumption units, because these are factors, which affect the distributors´ productivity gains;

· Component Q: results from the quality of the technical and commercial services provided by each distributor to their consumers. This component is entered in the context of the Incentive Mechanism - MI, which involves other actions of the Agency. In its calculation, the variation of seven indicators and the compliance with the quality standards set by ANEEL are taken into consideration

· Component T: adjusts, along a defined period, the observed operational costs of each concessionaire to the efficient operational cost. The methodology for the application of component T was described in the previous section.

     The first component, Pd, is calculated by means of an equation, which aggregates the median of the productivity of the distribution segment (PTF), the medium growth of the invoiced market and the variation of the number of consumption units of the concessionaire, according to Equation 28.

     As it can be observed in the equation above, productivity is composed of two parts, as specified in Technical Note No. 67/2015. The first is Total Factor Productivity Total (PTF) observed in the electric power distribution segment. PTF is obtained by ANEEL using the Tornqvist index methodology, calculated by the median of the geometrical means of the productivity rates of all concessionaires in the period from 2005 to 2012. Productivity was calculated by the relation between market by voltage level and the total cost (operational and capital). The second part of the equation is based on a multivariate regression for the same period, which has evaluated the impact of two components: (i) the difference between the concessionaire´s market variation and the average market growth; (ii) the difference between the

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variation of the consumption units and average growth of the consumption units. The values that appear in Equation 28 are the results for the parameters obtained by means of the regression.

     It shall be noted that the update of these parameters, considering that there is no methodological change, requires construction of a market and total cost database, including the Capital cost, which requires estimation of a base of assets for each distribution concessionaire in the country. According to PRORET 2.5A, the productivity calculation parameters will be updated in 2019, to be applied in 2020. As there is no updated database for estimation of the total cost and the market of the concessionaires, it was considered relevant to keep the format and the parameters of the formula approved for 4CRTP along the whole analyzed period.

     For evaluation of the annual variation of the invoiced market – average MWh -, the growth values of the low, medium and high voltage markets are weighted by the share of each voltage range in the formation of Part B. The weights for each voltage level are fixed and presented in submodule 2.5A of PRORET. The market and the consumption units used for projection were presented in a specific section in this Report.

     Between 2018 and 2022, component Pd will be kept equal to zero, following the proposal of sub-clause three of the Transitory Provisions of the draft concession contract (Document No. 113/2017). The same will be done for component T, once there is also provision to use verified values observed for operational costs, not justifying the adoption of efficiency trajectory.

     Technical Note No. 88/2017-SRM/SGT/SRD/ANEEL, which accompanies Public Inquiry ANEEL No. 32/2017, presents values to be adopted for the designated concessionaires for components Pd and T of Factor X in the adjustment process in 2017.

     Component Q of Factor X seeks quantifying not only the technical quality, but the commercial performance of the concessionaire as well. The technical aspects are measured by DEC and FEC, which will be discussed hereunder. The commercial aspects are measured by means of five indicators, presented in the following Table.

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Table 51 – Technical and commercial indicators of component Q of Factor X

     ANEEL divides the concessionaires as those, which meet the standard, and those, which do not meet the established standard. On their turn, each of these two groups is divided in two classes of distributors: the one composed of the 25% of the best (or worst) and the one of the rest 75%. Therefore, there are four classes of concessionaires according to their performance. The division of the classes is preceded by the separation of the concessionaires in two groups using the size criterion. Thus, bigger concessionaires will have their performance compared in between. Likewise for the smaller concessionaires. The criterion for division of the two groups is set within the annual evaluation of the service continuity ranking, which shall also include disclosure of the commercial indicators.

     To obtain the quality parts (QDEC, QFEC, QFER, QIASC, QINS, QIAb, QICO), the following are necessary: (i) the variation of the indicators in the two previous years; (ii) the values

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of the standards for identification of concessionaires, which meet the limits or not; and (iii) the performance ranking for definition of the four classes.

     There is a specific model to be applied to obtain each quality part. These models are presented in the annexes to sub-module 2.5A of PRORET. There is an example for DEC below.

Figure 19 – Example of a model for calculation of components X Factor quality indicator

Source: Sub-module 2.5 A, PRORET

     With the variation of the indicator (axis x) and the class of the concessionaire (each of the four straight lines represents a different class), the value of the quality part (axis y) is obtained in percentage. In the differences graphs in the annex to PRORET, it can be observed that for each straight line, there are different parameters for tolerance, inclination, amplitude and saturation, which enables calibrating the desired incentive, in addition to reporting the characteristic of the parameter in the best possible way.

Boa Vista (Capital)

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     For purposes of projection, maintenance of the performance of all other concessionaires was used as assumption. For the technical quality indicators (DEC and FEC) of the analyzed concessionaire, the evolution of the indicator was used, as presented in section 4.3.5 of this Report.

     For the commercial quality indicators, it was adopted as assumption that they will be linearly converted by 2048 to the average value from the first quartile of the current performance (2016) of the concessionaires35, except in case the concessionaire is already in the first quartile –for each indicator, there are different companies in the first quartile. The following table shows the current values for Boa Vista (Capital) and the values for the first quartile.

Table 52 – Commercial indicators in 2016 – Boa Vista (Capital)

Source: Self elaborated

     Finally, the efficiency trajectory for the operational costs is determined by component T, presented in the previous section.

Boa Vista (Capital and Countryside)

     For Boa Vista (Capital and Countryside), for the calculation of component Pd of Factor X, the same equation as the one used for Boa Vista (Capital) was adopted; however, using the market evolution projected for the groups Boa Vista and countryside. For component Q, the same trajectory as the one estimated for Boa Vista (Capital) was adopted.

     Finally, the efficiency trajectory for the operational costs is determined by component T, presented in the previous section. The projection results for Boa Vista (Capital and Countryside) can be seen in Table 53.

35 IASC: MUX-Energia, HIDROPAN, DEMEI, EBO, UHENPAL, OESTE, FORCEL; FER: URUSSANGA, ELETROCAR, HIDROPAN, DEMEI, CHESP, FORCEL, MUX-Energia; INS: CPFL Sul Paulista, Sulgipe, Boa Vista Energia; Iab: CPFL Sul Paulista, Sulgipe, EBO, Boa Vista Energia, ENF, EDEVP, DMED, CNEE; ICO: CEA, Eletroacre, ENF, Sulgipe, CPFL Sul Paulista, CNEE, EBO, EDEVP.

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Table 53 –Factor X and its components of Boa Vista (Capital and Countryside)

						X
	X Factor	Pd	T	Q			Pd	T	Q		X Factor	Pd	T	Q
						Factor
2017	1.39%	1.39%	0.00%	0.00%	2028	1.14%	1.39%	0.00%	-0.25%	2038	0.52%	1.38%	-0.64%	-0.23%
2018	0.00%	0.00%	0.00%	0.00%	2029	0.85%	1.39%	0.00%	-0.54%	2039	0.31%	1.38%	-0.64%	-0.43%
2019	0.21%	0.00%	0.00%	0.21%	2030	1.17%	1.38%	0.00%	-0.21%	2040	0.51%	1.38%	-0.64%	-0.23%
2020	-0.30%	0.00%	0.00%	-0.30%	2031	1.17%	1.38%	0.00%	-0.21%	2041	0.51%	1.38%	-0.64%	-0.23%
2021	-0.46%	0.00%	0.00%	-0.46%	2032	1.17%	1.38%	0.00%	-0.21%	2042	0.50%	1.38%	-0.64%	-0.24%
2022	-0.53%	0.00%	0.00%	-0.53%	2033	0.82%	1.38%	-0.34%	-0.21%	2043	0.51%	1.38%	-0.70%	-0.18%
2023	3.87%	1.43%	2.97%	-0.53%	2034	0.55%	1.38%	-0.34%	-0.49%	2044	0.35%	1.38%	-0.70%	-0.34%
2024	3.75%	1.42%	2.97%	-0.64%	2035	0.82%	1.38%	-0.34%	-0.22%	2045	0.50%	1.38%	-0.70%	-0.18%
2025	3.74%	1.41%	2.97%	-0.65%	2036	0.82%	1.38%	-0.34%	-0.22%	2046	0.50%	1.38%	-0.70%	-0.19%
2026	3.72%	1.41%	2.97%	-0.65%	2037	0.82%	1.38%	-0.34%	-0.22%	2047	0.49%	1.38%	-0.70%	-0.19%
2027	4.12%	1.40%	2.97%	-0.25%

						Source: Self elaborated

4.3.4.Demand Surplus, Reactive Excess and Other Revenues

     Sub-module 2.7A of PRORET classified Other revenues in three categories: (i) activities inherent to the electric power distribution service; (ii) complementary activities; and (iii) atypical activities.

     The revenues inherent to the electric power distribution service are additional to the power supply, but are still part of the essence of the electric power distribution concession, for which the expenses incurred while providing the services are already contemplated in the revenues of the regulated service. In this category, the revenues obtained from connection charges and chargeable services as included; as well as the revenues determined for Demand Surplus and Reactive Excess; the purpose of their collection is to incentive optimized use of the grid and efficient consumption of power, without effective service compensation by the concessionaire.

     The complementary activities are those, whose expenses are not clearly identified and are already covered by the revenues coming from the regulated activity. In this sub-group, the revenues from share of infrastructure and communication systems (PLC) are allocated.

     The atypical activities are those, on which administration and management criteria are imposed, which enable full distinction of the cost and income accounting. They are composed of revenues coming from provision of services to third parties (operation and maintenance, consulting, communication and engineering) and charge for the agreement collection in the energy bills.

Boa Vista (Capital)

     From the most recent information about Other revenues supplied by the concessionaire, it was adopted as assumption that it will evolve according to the growth of IGP-M, as it is about the price index used by ANEEL for financial update of the regulatory values of Other revenues. This indicates maintenance of the current levels of other revenues, without additional efforts for their expansion. Such case reflects a reduction of the incentives for generation of other revenues, once there was reduction of the period, in which it is possible gain benefits from this source of revenues. Upon the last update, PRORET, the other revenues are excluded from Part B annually, and not only in the tariff review processes.

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Boa Vista (Capital and Countryside)

     For estimation of the Other revenues for Boa Vista (Capital and Countryside), an assumption of additional revenues from Chargeable Services was adopted, based on the relation Chargeable Services/UCs from 2016 for Boa Vista (Capital) applied to the number of consumers in the countryside in 2017. Thus, volume of Other revenues slightly higher than the estimated for Boa Vista (Capital) was achieved.

The projection of this amount followed the evolution of IGP-M, as demonstrated in Error!

Reference source not found..

Graph 17 - Projection of Regulatory Other Revenues– Boa Vista (Capital and Countryside) (R$ Million)

Source: Self elaborated

     For calculation of the revenues from Demand Surplus (UD) and Reactive Excess (ER) of Boa Vista (Capital and Countryside), the relation UD, ER/MV Market of Boa Vista (Capital) was applied to the medium voltage market of the countryside. These values are adjusted by IPCA accumulated in the reference period of the tariff process and excluded from Part B. Error! Reference source not found. illustrates the projection of UD and ER for Boa Vista (Capital and Countryside) along 30 years.

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Graph 18 - Projection of Annual Demand Surplus and Reactive Excess Revenues – Boa Vista (Capital and Countryside) (R$ Million)

Source: Self elaborated

4.3.5. DEC and FEC Indicators

     The regulation of the continuity in the Brazilian Electric Sector – started in the 70s by means of DNAEE Ordinance No. 046/1978 – has underwent successive amendments and improvements until nowadays. After the creation of ANEEL, Aneel Resolution No. 024/2000 (REN No. 024/00) was approved, in which the regulation of the continuity with the new tariff regimen was accounted: the price cap.

     In this regimen, the regulator seeks incentivizing the distribution concessionaires to provide their services more efficiently, i.e., lower costs and prudent investments. However, for the seek for maximization of the return from the business not lead to worsening of the service quality, ANEEL developed a complementary regulatory mechanism, which sets standards (limits or targets) to be met by the concessionaires under penalties of sanctions and compensations for non-fulfillment.

a) Concepts and History of Calculation of the Indicators

     The Distributor determines the continuity of the service provided to the consumers by means of individual indicators regarding the time and the number of times a consumption unit has remained without electric power in given period. Such indicators are submitted to ANEEL periodically, and ANEEL is entitled to inspect the calculation process and assess them from the

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regulatory point of view. The individual indicators are: DIC - Individual Interruption Duration per Consumption unit or Point of Connection; FIC – Frequency of Individual Interruption per Consumption unit or Point of Connection; DMIC – Maximum duration of continuous interruption per consumption unit or point of connection; and DICRI - Individual duration of the interruption on a critical day per consumption unit or point of connection.

     The follow-up of the individual indicators is done by means of limits, also individual, which are defined for monthly, quarterly and annual periods in relation to the DIC and FIC indicators. The limit of the DMIC indicator is defined for a monthly period, while the limit of the DICRI indicator is defined for each interruption on a critical day.

     When the limits of the individual continuity indicators are violated, the Distributor shall compensate the consumer financially by means of direct discount in the bill within two months after the calculation of the violation. As it will be approached in section 3.3.6, the formula defined by the Regulator for the calculation of the compensation considers the percentage of excess valued by a financial charge.

     From the values verified for the individual DIC and FIC indicators, group indicators (DEC and FEC) are obtained, which reflect he average of the continuity of the provided service for given conglomerate of consumers. Normally, the group indicators are calculated both at level of groups of consumption units (subdivisions of the concession area) and at company level (the entire concession area).

Boa Vista (Capital)

Error! Reference source not found. and Error! Reference source not found. present the historical series both for the determination and the limits of the DEC and FEC indicators for Boa Vista (Capital) for the years from 2013 to 2016, as well as the regulatory and the internal limits36 for DEC and FEC from 2017. It can be noted that Boa Vista (Capital) present strong violation of both indicators in 2015 and 2016, considering that for 2016, the violation was approximately 2.5 times both for FEC and DEC.

Graph 19 – Verified Indicator and Limits of DEC for Boa Vista (Capital)

36 Internal limits were defined for the manageable part of the indicators by the Distributor according to Normative Resolution No. 748/16, which set forth the terms and conditions for provision of public service of electric power distribution by Designated Distributor, in the terms of article 9 of Law No. 12.783, dated January 11, No. 388, dated February 26, 2016 of the Ministry of Mines and Energy.

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Source: ANEEL site.

** The DECi and FECi limits were obtained from the Approval Resolution No.

2.184, November 29, 2016.

Graph 20 - Verified Indicator and Limits of FEC for Boa Vista (Capital)

Source: ANEEL site.

** The DECi and FECi limits were obtained from the Approval Resolution No.

2.184, November 29, 2016.

     Error! Reference source not found. presents the historical evolution of the values and the volume of compensations paid by Boa Vista (Capital) to its consumers for the years from 2013 to 2016. The sum of the compensations paid for violations in the monthly, quarterly and annual calculation periods were accounted. The data for the annual compensations of Boa Vista for 2014 and 2016 is not provided in the ANEEL site yet. This analysis will be updated as soon as all information is available publicly.

Graph 21 - History of Compensations for Violation of the Individual Indicators of Boa Vista (Capital)

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Source: ANEEL site.

     Considering the period of 2015 and 2016, Boa Vista (Capital) presents more than 500 thousand compensations average, which result in payment of R$ 1.9 million.

     Boa Vista (Capital and Countryside) and Graph 23 present the historical series both for the verified indicators and the limits of the DEC and FEC indicators of Boa Vista (Capital and Countryside) for the years from 2013 to 2016, as well as the regulatory limits for DEC and FEC for 2017. The values shown in the graphs mentioned above were estimated based on the data presented in Table 54 and Table 55, which contain information about DEC and FEC for Boa Vista (Capital) and the former CERR (Countryside), in addition to their combination in m Boa Vista (Capital and Countryside) by means of weighting the verified indicators and the limits of each company by their respective number of consumers.

     The information by 2016 comes from the ANEEL site, except for 2016 for the company CERR, information for which is not available. Thus, the verified indicators of CERR for 2015 were adopted for 2016, in order to be able to observe the probable level of performance of the indicators for Boa Vista (Capital and Countryside). For this reason, for 2016, the graph bars are dashed. The limits for 2017 were taken from Technical Note No. 0468/2013 and Technical Note No. 0079/2014 related to the companies Boa Vista (Capital) and CERR, respectively.

Graph 22 - Verified Indicator and Limits of DEC for Boa Vista (Capital and Countryside)

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Source: ANEEL site and Technical Notes No. 0468/2013 and No. 0079/2014.

Table 54 – Verified Indicator and Limits of DEC for Boa Vista (Capital), CERR (Countryside) and Boa Vista (Capital and Countryside)

	DEC	2013	2014	2015	2016	2017
	VERIFIED	13.04	14.26	22.67	37.85
Boa Vista	LIMIT	20.22	18.25	16.47	15.00	13.68
	NUC	90,494	105,973	106,274	113,960	116,291
	VERIFIED	72.69	104.10	94.23	94.23
CERR	LIMIT	127.94	121.06	113.78	106.84	99.84
	NUC	36,226	38,951	42,549	42,549	42,827
	VERIFIED	30.09	38.41	43.13	53.18
Boa Vista and
CERR*	LIMIT	51.01	45.88	44.29	39.97	36.87
	NUC	126,720	144,924	148,823	156,509	159,118

Source: ANEEL site and Technical Notes No. 0468/2013 and No. 0079/2014.

*The values for Boa Vista and CERR were obtained by weighting the Verified Indicators and the limits of each company by their respective number of consumers.

Graph 23 - Verified Indicator and Limits of FEC for Boa Vista (Capital and Countryside)

Source: ANEEL site and Technical Notes No. 0468/2013 and No. 0079/2014.

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Table 55 – Verified Indicator and Limits of FEC for Boa Vista (Capital), CERR (Countryside) and Boa Vista (Capital and Countryside)

	FEC	2013	2014	2015	2016	2017
	VERIFIED	21.77	19.32	36.02	56.65
Boa Vista	LIMIT	25.13	24.34	23.74	22.77	14.29
	NUC	90,494	105,973	106,274	113,960	116,291
	VERIFIED	62.72	65.60	60.21	60.21
CERR	LIMIT	89.24	83.71	78.64	73.65	68.65
	NUC	36,226	38,951	42,549	42,549	42,827
	VERIFIED	33.48	31.76	42.94	57.62
Boa Vista
and CERR*	LIMIT	43.46	40.30	39.44	36.60	28.92
	NUC	126,720	144,924	148,823	156,509	159,118

Source: ANEEL site and Technical Notes No. 0468/2013 and No. 0079/2014.

* The values for Boa Vista and CERR were obtained by weighting the Verified Indicators and the limits of each company by their respective number of consumers.

     In relation to DEC, Boa Vista (Capital and Countryside) would be meeting its limits, but with growing trajectory for performance worsening by 2015, when the verified value was very close to the limit regulatory. In 2016, it is probable that the Verified Indicator for the whole state of Roraima will violate the limit. From the FEC point of view, the company also presents worsening trend, already violating the limit since 2015, and it is probable to have kept the violation in 2016.

     In the following section, the regulatory methodology for the definition of the group limits of the service quality indicators (DEC and FEC) is presented.

b) Methodology for Definition of the Group Limits of the Service Quality

Indicators

     For the definition of the limits of the group continuity indicators (DEC and FEC) of the Distributor, ANEEL stipulated the following procedures: (i) desegregation of the operation area of each concessionaire in groups of consumption units (geoelectric groups); (ii) characterization of each group of the country by means of 7 (seven) attributes describing the service quality; (iii) application of the dynamic grouping method (clustering) for the identification of the similar groups; (iv) definition of the regulatory limits of the continuity indicators based on the performance of the groups considered similar (benchmarking by means of position measurement); (v) application of a linear decrease trajectory within 8 years37 for definition of the

37 As clarified in Technical Note No. 0028/2010-SRD/ANEEL, the transition period was set considering the characteristics of each system and the required performance variation, adopting the average period of two tariff reviews, namely, eight years.

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annual limits of each group from their target values in force; (vi) application of specific treatment for groups with give characteristics – those with high degrees of heterogeneity, high share of the supply in the interruptions and/or high annual target drop rates.

     The group of consumption unit (analysis unit for definition of group limits) is defined as the range area of a Distribution Substation (SED) owned by the Distributor, with High Voltage (HV) primary and Medium Voltage (MV) secondary. The criteria for creation, aggregation and division of the groups are set by ANEEL in Section 8.2, Module 8 of PRODIST.

     For purposes of determination of the quality targets, the groups are characterized by means of attributes with high correlation (theoretically) with the DEC and FEC indicators. The 7 (seven) attributes currently used are:

· PC_VRAMà Percentage of area with remaining vegetation high or medium (%);

· PLUVà Average Annual Pluviometric Precipitation (mm);

· PC_NUC_ADà Percentage of Consumption units (UC) in High Density Areas (%);

· PC_ERMT_3Fà Percentage of Medium Voltage (MV) grids, three-phase (%);

· CM_NUC_RESà Average Consumption per CU of the Residential Class (given in MWh);

· NUC_INDà Number of CU in the Industrial Class (exclusive for DEC);

· NUC_COMà Number of CU in the Commercial Class (exclusive for FEC).

     ANEEL takes these attributes from the Geographic Database of the Distributor (BDGD) sent annually by each Distributor, in addition to using other databases38.

     The methodology approved by the Agency uses the dynamic clustering method to identify similarity between the groups in these attributes. It is worth pointing out that this method is applied only between airborne groups, while the underground groups form a single cluster.

     In the clustering process, each group, in given time of analysis, is considered the reference group and then, the groups, which are the most similar to it, are established. The distance measure used to evaluate the degree of similarity between the groups is the Euclidian one. Considering that this measure is sensitive to the scale differences existing between the attributes used in the comparison, the standardization called Score Z is done first - calculated by subtracting the average and dividing by the standard deviation for each attribute.

     Once the Euclidian distances are calculated, it is necessary to determine the heterogeneity of each reference group in relation to the other groups by means of Equation 30.

38 Native vegetation data taken from Project for Preservation and Sustainable Use of the Brazilian Biological Diversity

- Probio (2008), and the precipitation data is from the CPTEC site (from 1999 to 2012).

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Where:

I: Reference group index;

J: Index of the group candidate for comparison to group i;

$Dist_i^j$: Euclidian distance of group i for group j;

$3 \cdot \sqrt{k}$: Maximum reference distance, where k is the number of attributes.

For the definition of the clustering of similar groups, 20% is considered maximum allowed heterogeneity; however, it is also restricted to the comparison to a minimum and maximum quantity of comparable groups, namely:

- Minimum comparable groups: 50 (heterogeneity is higher than 20%).
- Maximum comparable groups: 100 (heterogeneity is lower than 20%).

The groups, which form clusters with 50 members (lowest clustering allowed) are called heterogeneous. For these groups, the norm provides performing a particular analysis to define the o limit, once there are few comparable groups.

Once the similar groups are defined, their performance is compared in between. For this purpose, the similar groups are ordered in increasing order according to the average of the verified values of the DEC and FEC indicators from the last 3 years.

The regulatory target is set by using a position measure, namely:

- Interconnected airborne groups: a group placed in the 2nd decile.
- Underground or isolated airborne groups: a group placed in the median.

The limit trajectory is linear and decreasing – Equation 31 –, starting from the current limit (Vo) of the group and achieving the regulatory target within 8 years (V8). The values obtained from the trajectory equation are rounded to integers (simples rounding). In case V8 is higher than Vo – Equation 32 –, keeping the initial limit until the end of the tariff period (Vo lock assumption).

Equation 31 - Limit Equation

$$Limit^0 > Limit^{Target} \qquad Limit^t = Limit^0 - t\ x \left(\frac{Limit^0 - Limit^{Target}}{T}\right)$$

Equation 32 – Simplified Limit Equation

$$Limit^0 \leq Limit^{Target} \qquad Limit^t = Limit^0$$

Where:

T – Transition period, considered 8 years;

t – year, when the limit shall be calculated;

$Limit^t$ – limit to be calculated for year t;

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Limit0 – last limit already set for the group (current limit);

LimitTarget – limit obtained by applying the percentile (target limit).

     Finally, ANEEL defines criteria to handle specific situations of target calculation, such as: (i) the heterogeneous groups; (ii) the groups with very high part of the indicator related to the supply; and (iii) the groups with targets, which imposes high annual reduction rates.

     For the handling of the heterogeneous groups, an index – Score ANI – is calculated, which determines whether the heterogeneous group has, average, attributes with higher complexity (when positive) or lower complexity (when negative), when compared to the other groups from its cluster. Score ANI may change the percentile used to define the regulatory target of the heterogeneous group and consequently, change the trajectory of the limits for the analyzed tariff cycle.

     For handling of the groups with high share of supply in the indicators (in case, the limit defined at 9% for DEC and 15% for FEC is exceeded), the trajectory of the limits of the group is attenuated diluting the difference between the verified value of the external indicator and the average of the verified values of the external indicator of the similar groups in 4 years.

     The last treatment given is in relation to the groups with very intensive limit-reduction trajectory, defining maximum annual reduction values of 8 hours for DEC and 5 interruptions for FEC. Thus, the reduction trajectory, if any, is restricted to successive years, differences higher than these limiting factors.

c) Assumptions for Projection of the Verified (or actual) DEC and FEC Indicators of Boa Vista (Capital)

     The projections for the verified (or actual) service quality indicators – DEC and FEC –follow three particular moments of the new concession.

     The first moment is characterized with the adoption of Temporary Provision regimen in force in 2017 and possibly, in the beginning of 2018, assuming that the verified indicators remain equal to the values verified in 2016. The second moment of the projections is comprehended between 2019 and 2025, where it is expected not only the new administration to set off, but also the beginning of the results collected by means of the investment and operational efficiency measurements taken as of 2018.

     For projection of the indicator performance in this new phase, benchmarking approach was adopted for identification of comparable companies (the same methodology presented in section 4.3.2 - operational costs). Thus, eight companies comparable to Boa Vista (Capital) were used: CEB, Bragantina, Energisa Nova Friburgo, Ceron, Piratininga, Cemat, Sulgipe and Coelba.

     From the verified global values of DEC and FEC of these 8 companies for the history from 2003 to 2016, a database was created containing the annual indicator and the reduction value of this indicator in relation to the value in the following year, provided that there is reduction in the following year, considering it null when the indicator increases from one year to the other. This,

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linear regressions were used in this database (excluding their critical outliers39 and the null values), trying to find the equation, which enables relating the annual indicators to the annual reduction capacity, reflecting the decreasing yield of the service quality improvement efforts. In context of high service discontinuity, it is possible to verify considerable decreases in a few years, while in low discontinuity situations, the permanent and considerable reduction requires time and certainly, more resources.

     Within this vision, two regression models were defined, considering one for DEC and another one for the FEC indicator. The first model presents DEC explanatory variable, and the value of the reduction from one year to the other as dependent variable. In the second model, the same analysis was used, considering the FEC indicator. Hereunder, the regression equations of the two resulting models are shown.

     In synthesis, the regressions enable calculating the annual reduction of the indicators (DEC and FEC) that can be achieved, calculated from the database of the verified reduction with the comparable companies.

     From the regressions, the indicators are estimated year by year, starting from the assumption that the independent variable is the result for the previous year, obtaining possible decrease every year until 2025. The models estimated and used for the definition of the projection of the quality indicators for Boa Vista (Capital) are presented in Appendix E.

     Finally, the third moment is the projection of the indicators from 2026 to 2047 and for this purpose, the verified historical indicators were ordered in increasing order (2003 to 2016) of the comparable companies. The final target for the analysis period (2047) is defined by the measurement of the position of the 1st decile (or percentile 10) of the indicators of the comparable companies40. Once this level was found, a linear reduction trajectory was outlines as presented by Equation 31, considering the indicator from 2015 as starting point and the value of the 1st decile applied in 2047 as end point. The value obtained in 2047 is considered for 2048, as it is expected to close the concession in the latter year.

39 Value que excede a média mais três vezes o desvio padrão das observações.

40 O 1º decil é o ponto de corte, isto é, define-se o alvo como sendo a performance realizada do 10% melhor.

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d) Assumptions for Projection of the Verified (or actual) DEC and FEC

Indicators of Boa Vista (Capital and Countryside)

     For the projection verified indicators of the distributor Boa Vista (Capital and Countryside), the results of the groups of each company were weighted by their respective number of consumers.

     Regarding the projection of the verified indicators for the countryside, the main assumption is the consideration of a 30-year trajectory for the groups from the countryside to have the same level of performance and the groups from the Capital, namely, average 7 hours for DEC and 6 interruptions for FEC. In this context, it was defined that: (i) the initial value (starting point) is that verified for CERR in 2015 obtained from the ANEEL site (given the lack of information for 2016); (ii) the target value (end point) is the target verified for Boa Vista (Capital), according to the methodology presented above; and (iii) the trajectory between the starting and the end point was calculated by means of linear interpolation with simple rounding, according to Equation 35.

Where:

INDt – verified indicator to be calculated for year t;

IND0 – verified indicator for 2015 of the CERR groups, kept until 2018;

INDTarget – target verified indicator for Boa Vista (Capital), desegregated by the CERR groups according to the weight of each group in the verified indicator for 2015; T – Transaction period considered 27 years, due to the previous remarks; t – year, when the limit shall be calculated, varying from 1 to 27;

     In addition to these definitions, it shall be considered that there are CERR groups with no perspective for interconnection with the SIN, even if the Manaus-Boa Vista Line is completed in 2021 and for this reason, they will have differentiated performances from the other groups. For definition of the verified target indicators (end point) of these groups, the same average of the regulatory limits from the simulation for 2043 was considered, they converged to 45 hours in DEC and19 interruptions in FEC. Thus, the isolated CERR groups will have their trajectories determined more attenuated in relation to the others and will converge to the regulatory limits projected according to the previous section. Finally, the value obtained in 2047 is considered 2048, as it is expected to close the concession in the latter year.

e) Assumptions for Projection of the Regulatory Limits of DEC and FEC of Boa Vista (Capital)

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     For the projections of these regulatory targets, the method in force in 4CRTP was used, mainly grounded on the method of group clustering by similarity and the measurement of the position for the definition of the regulatory target. The database of attributes of each group in the country in 2016 was used to perform dynamic clustering.

     For the calculation, the following assumption were necessary: (i) progress in the interconnections of isolated systems to SIN was foreseen from 2019 to 2021 for the Distributors Eletroacre, Ceron and Boa Vista, influencing their regulatory target; (ii) the contribution of each group to the formation of the global indicators (DEC and FEC) in 2016 was used as weighing criterion for opening the projected indicators at company level defined according to the methodology presented in the previous section; and (iii) only the indicators of the Distributors from the Eletrobras group presented annual reduction rate, while the indicators of the other groups remained constant.

     For calculation of the trajectories of the DEC and FEC limits projected from 2023 to 2048, it shall be considered that: (i) RTP will occur in 2023, 2028, 2033, 2038 and 2043; (ii) the value for 2048 will be equal to that obtained in 2047, as it is expected to close the concession in the latter year; and (iii) all limit values are weighed by the number of consumption units related to the average from the 1st quarter 2017, according to NT 088/2017 SRD-ANEEL.

f) Assumptions for Projection of the Regulatory Limits of DEC and FEC of Boa Vista (Capital and Countryside)

     For the definition of the projections of the limits of the distributor Boa Vista (Capital and Countryside), different assumptions were adopted for separate calculations for the companies Boa Vista (Capital) and CERR (Countryside), once for the latter, there is no information available about the attributes of its groups for application of the dynamic clustering methodology. The final result was obtained by weighing the results of the groups of each company by their respective number of consumers.

     For the projection of the limit trajectory of the countryside, the main assumption used was consideration of a 30-year period for the groups from the countryside to have the same level of current regulatory requirement as the groups from the Capital. IN this context, it was defined that: (i) the initial limit (starting point) is the limit value for 2017 of CERR, obtained from Technical Note No. 0079/2014; (ii) the target limit for 2047 (end point) is the global limit for 2017 of Boa Vista (Capital), according to Technical Note No. 0468/2013; and (iii) the trajectory between the starting and the end point was calculated by linear interpolation of with simple rounding with zero decimal places, according to Equation 31.

Where:

Limitt – limit to be calculated for year t;

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Limit0 – limits for 2017 of the CERR groups, kept until 2019 (NT 088/2017);

LimitTarget – global limits for 2017 of Boa Vista (Capital), desegregated by the CERR groups according to the weight of each group in its limit for 2017;

T – Transition period considered 27 years, due to the previous remarks;

t – year, when the limit shall be calculated, varying from 1 to 27;

     In addition to these definitions, it shall be considered that there are groups in the countryside with no perspective for interconnecting to SIN, even if the Manaus-Boa Vista Line is completed in 2021. This is justified by the difficulty to build distribution substations (MV-LV) in given settlements, due to the lack of economic, environmental and/or geographic feasibility (access difficulty). In this context, it is understood that from the current groups from the countryside, the following will remain isolated: ALTO ALEGRE, BONFIM, CANTA, CAROEBE and IRACEMA. Such groups will need differentiated regulatory limits from the others until 2047. To stipulate their target limits (end point), we identified the groups in similar situation in the distributors Amazonas Energia and Eletroacre. The regulatory targets for these groups is equal to 45 hours in DEC and 19 interruptions in FEC in 2047. Finally, the value obtained for 2047 is considered for 2048, as it is expected to close the concession in the latter year.

g) Results for the Projections of the Verified and Regulatory Indicators of Boa Vista (Capital)

     Based on the used assumptions and methodologies, the results for the projections of the verified indicators and the regulatory service quality limits of Boa Vista (Capital) – DEC and FEC

– until 2048 are presented. Error! Reference source not found. and Error! Reference source not found. present the projections for DEC and FEC, respectively, while Table 56 and Table 57 detail the projected values.

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Graph 24 - DEC Projection for Boa Vista (Capital)

Source: Self elaborated

Table 56 - Verified/ Projected Verified and Approved/ Projected Limit of DEC for Boa Vista (Capital)

			DEC
	VERIFIED /	Homologated		VERIFIED /	Homologated
YEAR	PROJECTED	LIMIT/PROJECTED	YEAR	PROJECTED	LIMIT/PROJECTED
	VERIFIED	LIMIT		VERIFIED	LIMIT
2014	14.26	18.25	2032	12.26	16.67
2015	22.67	16.47	2033	11.90	12.54
2016	37.85	15.00	2034	11.54	12.54
2017	37.85	13.68	2035	11.19	12.54
2018	37.85	29.76	2036	10.83	12.54
2019	33.26	29.76	2037	10.47	12.54
2020	29.18	29.76	2038	10.11	10.25
2021	25.57	29.76	2039	9.76	10.25
2022	22.36	29.76	2040	9.40	10.25
2023	19.52	29.76	2041	9.04	10.25
2024	16.99	29.76	2042	8.69	10.25
2025	14.76	29.76	2043	8.33	9.25
2026	14.40	29.76	2044	7.97	9.25
2027	14.04	24.41	2045	7.61	9.25
2028	13.68	17.96	2046	7.26	9.25
2029	13.33	17.96	2047	6.90	9.25
2030	12.97	17.96	2048	6.90	9.25
2031	12.61	17.96

		Source: Self elaborated

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Graph 25 - FEC Projection for Boa Vista (Capital)

Source: Self elaborated

Table 57 – Verified/ Projected Verified and Approved/ Projected Limit of FEC for Boa Vista (Capital)

			FEC
	VERIFIED /	Homologated		VERIFIED /	Homologated
YEAR	PROJECTED	LIMIT/PROJECTED	YEAR	PROJECTED	LIMIT/PROJECTED
	VERIFIED	LIMIT		VERIFIED	LIMIT
2014	19.32	24.34	2032	9.77	30.16
2015	36.02	23.74	2033	7.77	25.16
2016	56.65	22.77	2034	7.77	25.16
2017	56.65	14.29	2035	7.77	25.16
2018	56.65	54.58	2036	7.77	24.03
2019	49.44	54.58	2037	7.77	19.03
2020	43.14	54.58	2038	6.58	14.03
2021	37.63	54.58	2039	6.58	14.03
2022	32.81	54.58	2040	6.58	14.03
2023	28.59	54.58	2041	6.58	14.03
2024	24.90	54.58	2042	6.58	11.90
2025	21.67	54.58	2043	5.58	8.90
2026	20.93	49.96	2044	5.58	8.90
2027	20.19	44.96	2045	5.58	8.90
2028	9.77	39.96	2046	5.58	8.90
2029	9.77	39.96	2047	5.36	8.90
2030	9.77	39.96	2048	5.36	8.90
2031	9.77	35.16
		Source: Self elaborated

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h) Results for the Projections of the Verified and Regulatory Indicators for Boa Vista (Capital and Countryside)

     Based on the used assumptions and methodologies, the results for the projections of the verified indicators and the regulatory service quality limits of Boa Vista (Capital and Countryside) until 2048 are presented. Error! Reference source not found. and present the projections for DEC and FEC, respectively, while Table 58 and Table 59 detail the projected values.

     Analyzing the projections for both DEC and FEC, there is a more accelerated decrease between 2018 and 2025, with softer reduction trajectory between 2025 and 2047, which is similar to the curve of regulatory limits projected for the same period.

Graph 26 - DEC Projection for Boa Vista (Capital and Countryside)

Source: Self elaborated

Table 58 - Verified/ Projected Verified and Approved/ Projected Limit of DEC for Boa Vista (Capital and Countryside)

			DEC
	VERIFIED /	Homologated			VERIFIED /	Homologated
YEAR	PROJECTED	LIMIT/PROJECTED		YEAR	PROJECTED	LIMIT/PROJECTED
	VERIFIED	LIMIT			VERIFIED	LIMIT
2014	38.35	45.88		2032	23.24	32.24
2015	41.97	44.29		2033	22.19	28.46
2016	53.02	39.97		2034	21.14	27.69
2017	53.02	36.89		2035	20.10	26.93
2018	53.02	48.68		2036	19.05	26.16
2019	48.87	48.68		2037	18.00	25.40
2020	45.05	48.68		2038	16.95	22.96
2021	41.62	48.68		2039	15.91	22.20
2022	38.49	48.68		2040	14.86	21.43
2023	35.63	48.68		2041	13.81	20.67
2024	33.00	47.92		2042	12.76	19.90
2025	30.57	47.15		2043	11.72	18.41
2026	29.52	46.39		2044	10.67	17.64
2027	28.48	41.71		2045	9.62	16.88

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2028	27.43	36.24	2046	8.57	16.11
2029	26.38	35.47	2047	7.58	15.35
2030	25.33	34.71	2048	7.58	15.35
2031	24.29	33.94

Source: Self elaborated

Graph 27 - DEC Projection for Boa Vista (Capital and Countryside)

Source: Self elaborated

Table 59 - Verified/ Projected Verified and Approved/ Projected Limit of FEC for Boa Vista (Capital and Countryside)

			FEC
	VERIFIED/	Homologated		VERIFIED/	Homologated
YEAR	PROJECTED	LIMIT/PROJECTED	YEAR	PROJECTED	LIMIT/PROJECTED
	VERIFIED	LIMIT		VERIFIED	LIMIT
2014	31.58	40.30	2032	21.28	38.91
2015	42.52	39.44	2033	20.24	35.08
2016	57.59	36.60	2034	19.21	34.90
2017	57.59	28.93	2035	18.17	34.72
2018	57.59	58.38	2036	17.13	33.71
2019	51.83	58.38	2037	16.09	29.88
2020	46.72	58.38	2038	15.05	26.04
2021	42.20	58.38	2039	14.02	25.86
2022	38.18	58.38	2040	12.98	25.68
2023	34.60	58.38	2041	11.94	25.50
2024	31.40	58.19	2042	10.90	23.76
2025	28.55	58.01	2043	9.86	21.39
2026	27.51	54.46	2044	8.82	21.21
2027	26.47	50.63	2045	7.79	21.02
2028	25.44	46.80	2046	6.75	20.84
2029	24.40	46.62	2047	5.71	20.66
2030	23.36	46.43	2048	5.71	20.66
2031	22.32	42.74

		Source: Self elaborated

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4.3.6.Compensations

     Among the penalties provided in the legislation for violation of the quality standards in the electric power supply, the compensation for violation of the individual service continuity indicators is the most expressive. The methodology for the calculation of this compensation was prepared about eight years ago, as provided in Technical Note No. 092/2009 – SRD/ANEEL, and it comprehends the followings stages: (i) building the database of the individual indicators observed in the groups of consumption units for 2007 and 2008 – data from 36 Distributors, which served 65% of the consumers in the country at that time –; (ii) production of histograms for 42 DEC and FEC ranges according to the verified individual indicators segregated by connection voltage (HV, MV and LV) and localization (urban or non-urban); (iii) definition of percentile 90 as position measurement of the individual limit for each range; and (iv) application of a trend line to correct possible inconsistencies related to the limits of each range; (v) setting the DICRI limit as the DMIC value from the last DEC range; and (vi) multiplication of the monthly values by 2 and 4 for calculation of the quarterly and the annual limits, respectively. By means of this method, the limit tables of the individual indicators presented on Module 8 of PRODIST were built.

     To what refers to the compensations paid to the consumer for the violation of the individual limit, the calculation is made using the quotient of the verified value in relation to the limits (percentage of limit excess), multiplied by the value of the Distribution System Use Charge (EUSD) and increased by a constant, which depends on the voltage level of the consumer´s connection.

     EUSD is used as a base for the calculation of the individual compensations. EUSD is calculated using the product of the use tariff41 (TUSD) by the respective verified consumption variable or contracted demand, according to Equation 37.

Equation 37 - Calculation of the average EUSD

EUSDaverage = TUSD x Consumption (KWh)

Where:

EUSDaverage: Arithmetic mean of the Distribution System Use Charges (EUSD); TUSD: Distribution System Use Tariffs.

Equation 38 presents the general rule for the calculation of the compensations by indicator.

41 Related to the voltage level and the tariff sub-group.

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Where:

INDv: Indicator verified in the considered period (DIC, FIC, DMIC or DICRI);

INDp: Limit indicator in the considered period (DIC, FIC, DMIC or DICRI);

730: Average number of hours in the month;

kei: Coefficient of mark-up defined for each voltage level (kei=15 for LV; kei=20 for MV; kei=27 for HV).

     To project the behavior of the future interruptions and the associated compensations of the geoelectric group, it was decided to develop a statistical methodology, which does not need analysis of the evolution of the individual indicators by consumption unit. A regression model was built, which related the effectively paid compensation values42 to the group indicator and the power consumption.

     The database43 used in the regression is composed of 65 annual DEC remarks44 and the power consumption of 17 companies from the North and North-East regions45 between 2013 and 2016. The explanatory DEC variable was selected for its high level of correlation with the total compensation (dependent variable). The same is done for electric power consumption variable, which is also well correlated the compensation, considering that the power consumption influences the composition of EUSDaverage directly. The econometric model LOG-LOG was used due to the non-linear relation of the parameters. The estimated parameters showed to be satisfactory with 5% significance level and the signs of the coefficients were the expected ones.

In Table 60, there is the result of the regression model.

	Table 60 – Compensation Regression Table
RESULT SUMMARY
Regression Summary
R Multiple	0.958182644
R-Squared	0.918113979
Adjusted R-squared	0.915472495
Standard error	0.518092897
Notes	65
A NOVA
	0/	SQ	MQ	F	F of signification
Regression	2	186.5923343 93.29616717 347.5749957			2.0394E-34
Waste	62	16.64205549 0.26842025

42 Total compensation = sum of the monthly, quarterly, annual compensations and that of the Monthly DICRI.

43 Information obtained from the ANEEL site.

44 Other variables, such as FEC, FEC limit and DEC limit were tested, but they did not demonstrate to be satisfactory.

45 The companies are CEAL, CELPE, CEMAR, CEPISA, COELBA, COSERN, EBO, ENEL CE, EPB, ESE, SULGIPE, AME, Boa Vista, CELPA, CERON, ELETROACRE and ETO.

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Total	64	203.2343898

	Coef.	Standard Error.	Stat t	p-value	95% inf	95% sup.
Intersection	-8.004651915	0.927050914	-8.634533219	3.1588E-12	-9.857800287	-6.151503542
LOG DEC	1.555380044	0.109074436	14.25980367	3.06121E-21	1.337343353	1.773416735
LOG CONSUMPTION	1.222187038	0,060966802	20,0467631	8,70735E-29	1,100316137	1.344057939

		Source: Self elaborated

     Based on the projections of the explanatory DEC variables (section 4.3.5) and the power consumption (section 3.3), compensations were projected for the next 30 years. Based on the compensation paid in 2016, variations of the compensations were calculated, including in the value to be paid, according to Equation 39.

     shows both the projection of the compensations and the evolution of the explanatory DEC variables and power consumption of Boa Vista (Capital and Countryside). The compensation tends to decrease according to the reduction of DEC.

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Graph 28 - Projected Compensation for Boa Vista (Capital and Countryside)

Source: Self elaborated

     Finally, it shall be pointed out that the projected compensation values until the 5th calendar year after the date of signature of the concession contract (2018) were used in the calculation of the distributor´s RTP, which will be destined to the investments, as expressed in clause nineteen of the draft of the new model of Contract for Concession of Public Electric Power Distribution Service given by Document No. 113/2017-DR/ANEEL dated May 3, 2017.

     In synthesis, the referred clause indicates that: (i) the compensation values shall continue being calculated by the Distributor for follow-up and inspection by ANEEL; (ii) as of the second calendar year after the signature of the contract, in case the calculated values of the compensations are lower than the calculated values for the previous calendar year, this difference will be considered remunerable investment at the time of RTP, and the remaining value accounted in the Special obligations account; and (iii) in case the calculated values of the compensations are higher than the calculated values for the previous calendar year, this difference shall be invested double in the concession e and accounted in the Special obligations account.

4.3.7. Long-Term Investment

     This section contemplates the assumptions used for projections of long-term investments of Boa Vista (Capital and Countryside).

     In Product 7 “Technical-Operational Evaluation Report for Boa Vista (Capital and Countryside)”, the Quinquennium Investment Plan (PIQ) for the period from 2018 to 2022 was presented. This plan was conceived considering technical and operational aspects of the electric power distribution service provision, evaluating the short-term needs of the company: meeting

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the demand for new connections - based on the vegetation growth and the Program Luz para Todos [Light for All] (PLpT) – and the improvement of the performance of the service continuity, voltage levels and electric loss indicators, as well as suitability actions and implementations of computer systems to support the commercial and the distribution management.

PIQ 2018-2022 was prepared based on information provided in the Data Room by Boa

Vista, namely: the “Electric System Expansion Plan (period 2014-2023)”, the “Distribution Development Plan - PDD for 2017” and the Temporary Provision Plan for the countryside of the state of Roraima, presented by the company to Aneel in mid-March 2017. Furthermore, information obtained by means of the “Field visit report” (Annex I to the Technical-Operational Evaluation Report) and investments projected by the company´s planning area, obtained in in-person meetings and Conference Calls with Distributor´s analysts.

     Table 61 summarizes the Quinquennial Investment Plan 2018-2022 of the Distributor. It is verified that R$ 300.4 million of investments is necessary for the first 5 (five years of the contract, considering that the need for 2018, which concentrates R$134;2 million, is remarkable.

Table 61- Projection of Quinquennial Investments 2018-2022

Type of Work /
	2018	2019	2020	2021	2022	Total
Systems
Expansion HV	R$38,099,379	R$9,245,694	R$8,126,883	R$8,600,557	R$8,429,095	R$72,501,608
Expansion MV	R$34,256,152	R$1,095,191	R$1,039,274	R$1,067,233	R$1,067,233	R$38,525,082
Expansion LV	R$1,319,153	R$992,466	R$992,466	R$992,466	R$992,466	R$5,289,016
Improvement MV	R$579,026	R$358,676	R$358,676	R$432,126	R$432,126	R$2,160,631
Improvement LV	R$494,694	R$494,694	R$494,694	R$494,694	R$494,694	R$2,473,471
Asset Renewal	R$11,530,231	R$11,530,231	R$11,530,231	R$11,530,231	R$11,530,231	R$57,651,154
PLpT	R$31,952,036	R$31,952,036	R$31,952,036	-	-	R$95,856,108
SGD Replacement	R$6,000,000	-	-	-	-	R$6,000,000
Commercial
System	R$10,000,000	R$10,000,000	-	-	-	R$20,000,000
Total
	R$134,230,671 R$65,668,988 R$54,494,260			R$23,117,307	R$22,945,844	R$300,457,070
Investment
Total own
	R$102,278,635 R$33,716,952		R$22,542,224	R$23,117,307	R$22,945,844	R$204,600,962
resources*

*Values in real currency, at prices from April 2017. The Program Luz Para Todos – PLpT was entered in the PIQ considering 100% government subsidy, i.e., without any resources of the Company, as stated in the Temporary Provision Plan for the Countryside. Source: Self elaborated

     This plan will set the projections of investments for the other 25 years of the contract, which are medium and long term resource needs. The projections will be explained in two blocks: projections of the electric investments (HV, MV and LV Expansion; MV and LV Improvement, Renewal and Program Luz para Todos - PLpT) and projection of investments in non-electric assets (SGD and Commercial Systems).

a) Assumptions for Projection of the Electric Investments

     The projection of electric investments in the concession for the other 25 years of the contract was estimated by quinquennium, considering the need of funds aimed at expansion and improvement of the distribution assets based on PIQ 2018-2022.

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     The need of investments in expansion and improvement for the 2nd quinquennium (2023-2027) was projected according to the following metrics: (i) initially, we calculated the mean and the standard deviation of each kind of investment stated in PIQ 2018-2022; (ii) the values of the interval between the mean ± a standard deviation (considered outliers) were not computed for PIQ 2023-2027; (iii) the sum of the investments of the years considered typical were multiplied by factor “5/No. of typical years” to obtain the necessary quinquennial amount; (iv) finally, this result was multiplied by a reducing factor, using the assumption that in the 1st quinquennium of the concession, there are important investments blocked, which shall be made by the new controller46. Chart 10 illustrates the methodology used to project the quinquennial investments.

Chart 10 – Example of the need of investments in HV Expansion for the period between 2023-2027

Let´s suppose that the investments projected for HV Expansion between 2018-2022 are those stated in Table 62 (values just for illustration), which totalize R$10.3 million in the 1st quinquennium of the new contract. The mean, the standard deviation and the upper and lower limits to be considered outlier investments are presented in Table 63.

Table 62 - Investments in HV Expansion works 2018-2022

TYPE OF WORKS	2018	2019	2020	2021	2022	Total
EXPANSION AT	R$1,000,000	R$5,000,000	R$1,100,000	R$2,000,000	R$1,200,000	R$10,300,000

Table 63 - Mean, Standard deviation and Limits for HV Expansion works

AT Expansion	AT Expansion
		Upper Limit	Lower Limit
Average	Standard
		(Average + Std.	(Average - Std.
(2018/2022)	Deviation
		Dev.)	Dev.)
(2018/2022)

R$ 2,060,000	R$ 1,690,562	R$ 3,750,562	R$ 369,438

Thus, values above R$3.75 million and under R$369.4 thousand will not be considered in the calculation of the second quinquennium (2023-2027). That is, the investment in 2019 (R$5 million) will be disregarded.

The investments in the other four years were then added and multiplied by 5/4, as it can be seen in Table 64.

Table 64 - Investments in HV Expansion work (outliers excluded)

TYPE OF WORKS	2018	2019	2020	2021	2022	Value Considered

EXPANSION AT	R$1,000,000	R$5,000,000	R$1,100,000	R$2,000,000	R$1,200,000	R$ 5,300,000*(5/4)
						= R$ 6,625,000

Finally, the obtained amount is multiplied by the adjustment factor of the need in the quinquennium. To simplify, we adopted adjustment factor 1.0. Thus, the need of investments in the quinquennium 2023-2027 is equivalent to R$ 6.6 million.

46 It shall not be supposed that there will be grid infrastructure works in the other quinquennial periods similar – in quantity and resources – to the need projected for the quinquennium 2018-2022.

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Table 65 - Investments in HV Expansion works 2023-2027

Amount for the Quinquennial
Considered Value	2023/2027

R$ 5,300,000*(5/4)	R$ 6,625,000*(1)
= R$ 6,625,000	= R$ 6,625,000

Source: Self elaborated

     Once the total amount of necessary investments in expansion and improvement of the distribution system for the quinquennium are calculated, it was necessary to separate the resources in the 5 years that compose the period.

     For HV expansion works, it was assumed that 60% of the investments are allocated in the last two years of the quinquennium – close to the subsequent tariff review of the Distributor47 -considering that in general, there is certain flexibility to execute these works, and 30% have been allocated in each year. The other 40% are allocated in the first three years of the quinquennium, at 10% rate for the first two years and 20% for the third year. For the other types of investments and voltage levels, all years have the same weight (20% of the resources per year).

     The projections of the third (2028-2032), fourth (2033-2037), fifth (2038-2042) and sixth (2043-2047) quinquennial periods for Expansion and Improvement works were based on the previous quinquennium.

     It shall be highlighted that for HV expansion works, we considered oscillating factors between quinquennial periods: at every 10 years, the need of investments doubles in relation to the pervious quinquennium. The idea is that expansion at high voltage levels tends to withstand short and medium term load increase. For MV and LV works MT, the amounts of investments present a stable trajectory along the five-year cycles, reflecting the more continuous and capillary fulfillment of the load in these voltage levels.

     Regarding the investments in Renewal, the projection metrics was different, in two steps: (i) first, the share of the amount destined to Renewal within the investments in PIQ 2018-2022 was calculated; (ii) taking this percentage as a reference, we applied it to the other 25 years of the contract, from 2023 to 2047.

     It shall be pointed out that no resources have been projected for PLpT because the program will be closed in 2020.

b) Assumptions for Projection of Non-Electric Investments

     In addition to the projections of investments for Expansion, Improvement, Renewal and PLpT works at the different voltage levels of the Distributor, it is also necessary to project the amounts related to the investments in Systems. For this purpose, the adopted the assumption that at every five years, it is required to invest 25% of the provision in the first quinquennium (2018-2022).

47 The objective is that the Capital disbursement of the concessionaire is close to the tariff recognition of the investments made.

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c) Results

     Table 66 presents the results for the projections for each investment segment of the Distributor by quinquennium. To make comparison easy, we present the projected values in real currency (April 2017). It can be noted that the investments from the 1st quinquennium (R$300.4 million) are 37% of the total for the 30 years (R$ 804.4 million).

Table 66 - Projection of Investments for the Quinquennium Boa Vista (Capital and Countryside)

	1st	2nd	3rd	4th	5th	6th
Type of Works/
Systems	Quinquennium Quinquennium Quinquennium Quinquennium Quinquennium Quinquennium
	(2018-2022)	(2023-2027)	(2028-2032)	(2033-2037)	(2038-2042)	(2043-2047)
Expansion AT	R$72,501,608	R$43,002,785	R$86,005,571	R$ 43,002,785	R$86,005,571	R$43,002,785
Expansion MT	R$38,525,082	R$5,336,163	R$5,336,163	R$ 5,336,163	R$5,336,163	R$5,336,163
Expansion BT	R$5,289,016	R$4,962,329	R$4,962,329	R$ 4,962,329	R$4,962,329	R$4,962,329
Improvement MT	R$2,160,631	R$1,977,007	R$1,977,007	R$ 1,977,007	R$1,977,007	R$1,977,007
Improvement BT	R$2,473,471	R$2,473,471	R$2,473,471	R$ 2,473,471	R$2,473,471	R$2,473,471
Asset Renewal	R$57,651,154	R$15,255,756	R$25,466,216	R$ 15,255,756	R$25,466,.216	R$15,255,756
PLpT	R$95,856,108	R$0	R$0	R$ 0	R$0	R$0
SGD Replacement	R$6,000,000	R$1,500,000	R$1,500,000	R$ 1,500,000	R$1,500,000	R$1,500,000
Commercial
System	R$20,000,000	R$5,000,000	R$5,000,000	R$ 5,000,000	R$5,000,000	R$5,000,000
Total
Investments*	R$300,457,070	R$79,507,510	R$132,720,756 R$79,507,510 R$132,720,756			R$79,507,510
*Values in real currency, at prices from April 2017.
Source: Self elaborated

Graph 29 - Projection for electric and non-electric investments Boa Vista (Capital and Countryside) illustrates the behavior of the electric and the non-electric investments over the years. It can be initially noted that the investments in 2018 and 2019 are actually high, given the historical blocking of investments in the concession. Furthermore, the investments are growing during the 30 years, with peaks in the two years before RTP (given the concentration of HV investments in these years).

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     Graph 29 - Projection for electric and non-electric investments Boa Vista (Capital and Countryside)

*Values in rated currency every year.

Source: Self elaborated

     On its turn, Error! Reference source not found. presents the investments segregated by type and voltage level, when applicable. It can be noted that there is gradual increase of the share of the investments in HV expansion and Renewal. Actually, with the inclusion of the countryside are by Boa Vista, it is expected there to be higher investment in HV lines to energize the isolated places in the state and renewal of the already existing assets to withstand the demand increase. Furthermore, the investments forecasted for PLpT are expressive in the first years of the quinquennium 2018-2022, considering that in the countryside of the state, there is no universalization of the electric power service.

Graph 30 - Long-Term Investments Plan Boa Vista per Type of Works/Systems

*Values in rated currency every year.

Source: Self elaborated

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4.3.8.Remuneration Base

     Within the tariff review process, the definition of the Regulatory Remuneration Base (BRR) is a fundamental input for the calculation of the capital remuneration and the regulatory reintegration quota. BRR consists in the group of assets of the service provider appreciated according to given methodology.

a) Methodology Adopted by ANEEL

     For electric power distribution concessionaires in Brazil, ANEEL uses the DORC (Depreciated Optimized Replacement Cost) method to evaluate the assets of higher representativeness in the BRR value and CCV (Current Cost Valuation) for the valuation of the assets with lower representativeness. Furthermore, the Rolling Forward method is applied with the purpose to provide its movement in time. These methods are described in Appendix F.

     In the Periodic Tariff Review (RTP), the construction of BRR considers two elements. The first is obtained by the BRR amount of the previous RTP (called frozen asset base), deducting the depreciation and the write-off made in the period between the RTP’s, financially updated by the IPCA index. The second, called additional base, is calculated by means of the additions made in the period between the RTP’s, valued at market prices through an asset re-evaluation process.

     BRR is composed of the values of the followings items: fixed assets in service (evaluated and depreciated); warehouse in operation; deferred assets; and special obligations (or without lien). For the purposes of validation of the physical registration and the re-evaluation, the Fixed Assets in Service (AIS) are divided in the following groups: intangible; land; reservoirs, dams and water networks; buildings, civil works and improvements; machines and equipment; vehicles; and furniture and utensils.

     For the valuation of the electric power distribution assets, DORC or CCV are considered depending on the asset group. The groups of machines and equipment; buildings, civil works and improvements are evaluated by DORC, while the groups of land and easement are evaluated by CCV, i.e., from the accounting values corrected by the IPCA index.

     In the composition of Part B, the Regulatory Reintegration Quota (QRR) and the Capital Remuneration (RC) are considered. QRR results from the multiplication of the gross BRR by the regulatory depreciation, according to Equation 40.

Equation 40 – Regulatory Reintegration Quota

QRR = BRRb x δ

Where:

QRR = Regulatory reintegration quota.

BRRb = gross BRR.

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δ = average depreciation rate of the fixed assets in Service.

Gross BRR is calculated by Equation 41.

Equation 41 – Gross BRR

BRRb = AIS - IA - OE - BTD

Where:

BRRb: gross BRR.

AIS: Fixed assets in Service.

IA : Use Index.

OE: Special Obligations.

BTD: 100% depreciated assets.

     The special obligations (OE) correspond to the resources of the consumer´s financial share and the budget subsidies from the Federation, federal, state or municipal funds. These are non-onerous liabilities and are not shareholder credits. They are updated upon the same criteria and indexes as those used to correct the assets entered in AIS. The depreciation of the assets acquired with funds from the special obligations is not computed in the calculation of the concessionaire´s required revenues. They are amortized in the accounting at the same depreciation rates, using an average rate defined from the tariff review.

     The use index corresponds to the percentage of use of the asset in the regulated service. It is calculated for land, buildings, facilities, machines and equipment.

The Capital Remuneration is calculated by Equation 42.

Equation 42 – Capital Remuneration

RC = (BRRl – RGR). rWACCpre + RGR . rRGR

Where:

RC: Capital remuneration BRRl: net BRR.

RGR: RGR debt balance.

rWACCpre: Weighted average verified capital cost before taxes.

rRGR: RGR capital cost.

     The Global Reversal Reserve (RGR) is a sector fund created by Decree No. 41.019/1957. This fund is used to finance the Program Luz Para Todos (PLpT), in addition to energetic efficiency projects within the National Program for Electric Power Preservation (Procel). The RGR

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cash to capital are also aimed at the system electric improvement and expansion works in the power generation, transmission and distribution areas.

     The verified WACC before taxes is defined as described in section 4.3.1. The remuneration rate of the RGR resources designed to the Program Luz para Todos (PLpT) was calculated in the 4th Cycle of Periodic Tariff reviews considering the spread of interest for correction of the permanent assets plus the administration rate and taking out the average IPCA in the period between May 2009 and April 2014. On its turn, the remuneration rate of RGR resources destined to Other Investments was calculated considering the average TJLP in the period between May 2009 and April 2014, plus the administration rate and taking out the average IPCA in the same period.

Net BRR, which WACC is applied on, is determined by Equation 43.

Equation 43 – Net Regulatory Remuneration Base

BRRl = AIS - DA - IAD - OEL + AO + TS

Where:

BRRl: net BRR

DA: Accrued depreciation

IAD: Depreciated Use Index

OEL: Net special obligations

AO: Operation warehouse

TS: Land and Easement

     The accrued depreciation is calculated from the percentage entered in the books, by means of the date each asset entered in operation, calculated by the linear depreciation method (straight line). The identification of the accrued depreciation of each asset is done through the process of conciliation of the physical with the accounting record.

     The warehouse operation, related to operation and maintenance of machines, installations and equipment necessary for the provision of the service is composed of the average balance from the last twelve months of sub-accounts: (i) raw materials and inputs for generation of electric power, (ii) materials (except materials destined to sale, loans and residues or scrap), (iii) purchasing in progress and advance payment to suppliers, deducting the provisions for impairment.

     To compose Part B, in addition to the Capital remuneration and the regulatory reintegration quota, the Remuneration from Special obligations is also considered, which is calculated according to Equation 44.

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Equation 44 – Special Obligations Capital Remuneration

     Then, BAR is segregated in rental, vehicles and systems, considering the proportions indicated in Table 67.

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Table 67 – Proportions of the Groups of Assets in BAR

Source: Sub-module 2.3 of PRORET by ANEEL

     CAIMI is calculated with remuneration on 50% of the investment, and it is composed by the sum of the rental, vehicles and information systems groups. The annual cost of the rentals groups is calculated by Equation 46.

Where:

CAL: Annual Rental Cost;

BARA: Amount of the regulatory annuity base related to the investments considered for infrastructure of real estate for administrative use;

VU: Service life 27.9 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, namely, 75% related to TUC (Type of Registration Unit) “230.01 – General Equipment – furniture and utensils”; and 25% related to TUC “215.09 - Buildings – others”.

The annual cost of vehicles is calculated by Equation 47.

Where:

CAV: Annual cost of vehicles;

BARV: Amount of the regulatory annuity base related to the investments in vehicles;

VU: Service life 7 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, related to TUC “615.01 – Vehicles”.

The annual cost of the group of information systems is calculated by Equation 48.

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Equation 48 – Annual Cost of Information Systems (CAI)

Where:

CAI: Annual Cost of Information Systems;

BARI: Amount of the regulatory annuity base related to the investments in information systems; VU: Service life 5.3 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, namely 70% related to TUC “535

  Software”; and 30% related to TUC “235 – General Information Equipment”. b) Methodology and Assumptions for BRR Projection

     Below, we will demonstrate how we projected the Regulatory Remuneration Base (BRR) of the Company. As the state of Roraima is originally segregated in two companies, one for the capital (Boa Vista) and one for the countryside (CERR), the projection for transactions on three different bases of assets was considered:

· Closed BRR of Boa Vista (capital) in Feb/17: corresponds to the base of assets unified by Feb/17 for Boa Vista (capital). The following evaluation reports were used as source of information:

o Evaluation report prepared by Levin (delivered on 06/30/2017) for Boa Vista, which considered reopening of the base of assets unified by the base date of the 3rd RTP and the evaluation of the base of assets unified between the 3rd RTP and Feb/17.

o Evaluation report prepared by Levin (delivered on 02/28/2017) for Boa Vista, which considered the base of assets by the 3rd RTP in a closed way and the evaluation of the base of assets unified between the 3rd RTP and Feb/17.

· Closed BRR of Countryside in Nov/16: corresponds to the base of assets unified by Nov/16 for the countryside of the state of Roraima. As starting point, we consider the amounts of BRR reported by ANEEL for Nov/16 in Technical Note No. 293/2017.

· Additional BRR: considers unification done after Feb/17 and new investments provided over the 30 years of concession.

Closed BRR Boa Vista (Capital)

     The Frozen Asset Base of Boa Vista (capital) starts from the values considered in the Evaluation report (delivered on 06/30/2017), defining the deduction of the difference between AIS of the full BRR available in this Evaluation report at 14.9%, R$ 448.0 million, and AIS of the

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Closed BRR of the Evaluation report prepared by Levin before (delivered on 02/28/2017), R$ 275.4 million, resulting in AIS of R$ 422.2 million as shown in Table 68.

Table 68 - Calculation of the AIS Considered in the BRR Model in Feb/17

Integral AIS BRR - Current Report (I)	448,068,457
Protected AIS BRR in the 3rd RTP - Previous Report (II)	275,433,760
Portion of AIS to be Gloss (III) = (I) - (II)	172,634,697
% Gloss (IV)	14.9%
AIS Considered in the Model on Feb/17 (V) = (II) + (III) x [1-(IV)]	422,289,429

Source: Self elaborated

     The deductions were calculated from the ratio between the final AIS (VOC) and the initial AIS (VOC) (without deductions) of the Additional BRR of the 3rd RTP of the distributors from the Eletrobras group, as presented in Table 69.

Table 69 –Difference between the Initial and the Final Additional AIS (VOC) of the 3rd RTP

	AIS VOC Incremental	AIS VOC Incremental
Companies	(final)	(initial)	% Gloss
Cepisa	835,842,143	897,473,190	6.9%
Ceal	385,189,982	393,695,579	2.2%
Eletroacre	179,823,621	199,479,273	9.9%
Ceron	547,631,119	585,776,597	6.5%
Boa Vista	64,853,943	71,850,393	9.7%
AME	899,942,442	1,126,729,159	20.1%
Average			9.2%
Minimum			2.2%
Maximum			20.1%

	Source: Self elaborated

     This deduction percentage reflects possible imperfections of the asset and unification controls, which in the recent past, have produced reduction of the regulatory BRR values. As it is about full BRR evaluation of the concessionaire, there is a risk of higher deduction than those verified in a normal process of evaluation of additional BRR. A full evaluation involves assets, which have been unified far in the past, beyond the additional period from 2013 to 2017, which makes survey of information and physical-accounting conciliation difficult. The scope of the reevaluation work is bigger, covering a high number of assets and records, and increases the evaluator´s efforts. Furthermore, full evaluation of BRR is not normal, once since the 2nd cycle, ANEEL adopts additional evaluation of the assets, which intensifies care in a complete process inspection.

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     Considering these factors, which increase the risk of deduction, we adopted the following criterion to establish this deduction percentage:

· For companies with deductions under the average, the average percentage of deductions (9.2%) was considered.

· When the company had percentage of deductions above the average, the average between the company´s percentage and the maximum percentage of deductions (20.1%) was used.

Boa Vista fits the latter case, obtaining deduction at 14.9%.

     The values considered as starting point in the closed BRR (Capital), in Feb/17, are presented in Table 70.

Table 70 – Values of BRR Considered Starting Point in the Closed BRR (Capital) in Feb/17

Technical Report
Description
Feb/17
(1) Fixed Asset in Service (Value of New Replacement)	422,289,429
(2) Integral Use Index	0
(3) Special Obligations	45,966,047
(4) Assets totally Depreciated	85,516,708
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	290,806,674
(6) Accumulated Depreciation	226,504,526
(7) Net AIS (Market Value in Use)	195,784,903
(8) Depreciated Use Index	0
(9) Value of Remuneration Base (VBR)	195,784,903
(10) Operating Warehouse	2,801,075
(11) Deferred Asset	0
(12) Net Special Obligations	33,618,299
(13) Land and Easements	710,023
(14) Total Net Remuneration Base = (1)-(6)-(8)-(12)+(10)+(11)+(13)	165,677,702
(15) Balance RGR PLPT	0
(16) Balance RGR Other Investments	0
(17) Depreciation Rate	3.25%

*The depreciation rate was estimated, because it was not stated in the evaluation report prepared by Levin (delivered on 06/30/2017).

Source: Self elaborated

     From the values considered in Table 70, he monthly transactions of the Closed BRR (Capital) is determined by financial update by IPCA and the deduction of depreciation and write-off of assets, which entered in operation by Feb/17. The projection of the Closed BRR accounts for Capital was made as described below:

· AIS: evolved upon deduction of write-off of assets and update by IPCA.

· Write-off of assets: the average rate of Write-offs/AIS verified from the information in the Evaluation report prepared by Levin (delivered on 02/28/2017) in the period between the 3rd RTP and Feb/17 was applied to AIS every month.

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Full Use Index (R$): evolves with IPCA.
Gross Special obligations: evolved upon deduction of write-off of special obligations (OEs) and update by IPCA. Write-off of special obligations was projected by applying, to the gross special obligations of each month, the average rate of write- offs verified in the Evaluation report prepared by Levin (delivered on 02/28/2017) on AIS in the period between the 3rd RTP and Feb/17.
100% Depreciated assets: application of an average growth rate determined from the evolution of the monthly accounting balance of the assets, which have been 100% depreciated, considering the average depreciation rate of each asset and the residual value in the database in Feb/17 informed by the concessionaire.
Accrued depreciation: updates the previous accrued depreciation by IPCA, adds the monthly depreciation and takes the write-off depreciation out.
o	Monthly Depreciation: gross BRR multiplied by the average monthly depreciation rate.
o	Write-off Depreciation: application of the average write-off depreciation percentage verified in the Evaluation report prepared by Levin (delivered on 02/28/2017) on the value of write-offs in the projected month.
Average Depreciation Rate: the depreciation rate drops from the average level verified in Feb/17, considering the increase of the average service life of the assets.
o	In Feb/17 the weighted average between the depreciation rate of each asset and its weight in the residual AIS (AIS deducting 100% depreciated assets) verified in the Evaluation report prepared by Levin (delivered on 06/30/2017) was considered, resulting in 3.25%.
o	After Feb/17, the rate drops from the average level of 3.25%, because the assets are becoming 100% depreciated (or are written off). The difficulty is to estimate which the expected level at the end of the projection is (2048). For this purpose, we used accounting data made available by the concessionaire in Nov/16 again, projecting the residual AIS year by year. Then, we calculated the average depreciation rates of the assets, weighting the depreciation rates of each asset by its weight in the residual AIS. Once the rate expected in 2048, 2.50%, was obtained, we interpolated the values between Feb/17 and Dec/2048.
Operation warehouse: proportion of the Operation warehouse account in relation to the gross BRR of the Evaluation report prepared by Levin (delivered on 06/30/2017) applied to the gross BRR of the projected month.
Depreciated Use Index (R$): segregation of the percentage of assets, which are not
land,	in the amount of Full IA, using the proportion of the amount of assets in IA of
BRR	of the 3rd RTP, which are not land.
o	In the proportion of the land use index, the annual depreciation rate is not applied.

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o The annual depreciation rate is applied to the proportion of the use index of the other assets.

· Net special obligations: update of the net special obligation accumulated by the previous month by IPCA, deduction of the Special obligations write-offs from the current month and depreciation of the result.

· Deferred Asset: remains null for 30 years, as in the Closed BRR Report (Capital).· Land and Easement: evolves with IPCA.

· RGR Balance (PLpT): remains null for 30 years, as in the Closed BRR Report (Capital).

· RGR Balance (Other Investments): remains null for 30 years, as in the Closed BRR

Report (Capital).

Closed BRR Boa Vista (Countryside)

     The Closed BRR projection Boa Vista (Countryside) was built starting from the BRR reported by ANEEL for CERR in Technical Note No. 293/2017.

Table 71 – Closed BRR Boa Vista (Countryside) in Nov/16

Description	Values
(1) Fixed Asset in Service (Value of New Replacement)	327,331,622.54
(2) Integral Use Index	0
(3) Special Obligations	216,116,543.82
(4) Assets totally Depreciated	371,097.18
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	110,843,982
(6) Accumulated Depreciation	81,816,254
(7) Net AIS (Market Value in Use)	245,515,368
(8) Depreciated Use Index	0
(9) Value of Remuneration Base (VBR)	245,515,368
(10) Operating Warehouse	5,340,790
(11) Deferred Asset	0
(12) Net Special Obligations	188,715,688
(13) Land and Easements	10,535,995
(14) Total Net Remuneration Base = (1)-(6)-(8)-(12)+(10)+(11)+(13)	72,676,465
(15) Balance RGR PLPT	0
(16) Balance RGR Other Investments	0
(17) Depreciation Rate	3.40%

Source: Technical Note No. 293/2017, ANEEL

     The projection of the Closed BRR accounts in the countryside of Roraima was made as described below:

· AIS: evolves upon deduction of the asset write-offs and update by IPCA.

· Asset write-offs: evolves at rate of 3.6% a.y., which was defined aiming at the end of the Gross Base verified in the countryside in the period before the end of the Base

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of Boa Vista Capital, considering the assumption that the assets in the countryside are in poorer state and more depreciated than the assets of Boa Vista Capital.

· Full Use Index (R$): remains null for 30 years, as in the BRR estimated by ANEEL.

· Gross special obligations: evolves upon deduction of the write-offs of special obligations (OEs) and update by IPCA. The special obligations write-offs were projected applying the average write-off rate considered for Boa Vista (capital) in the period between the 3rd RTP and Feb/17 to the gross special obligations every month.

· 100% Depreciated assets: application of a growth rate at 6% a.y. which was defined aiming at the end of the Gross Base verified in the countryside in the period before the end of the Base of Boa Vista Capital, considering the assumption that the assets in the countryside are in poorer state and more depreciated than the assets of Boa Vista Capital.

· Accrued depreciation: updates accrued depreciation prior to IPCA, adds monthly depreciation and takes depreciation of write-offs out.

o Monthly Depreciation: gross BRR multiplied by the average depreciation rate.

o Depreciation of Write-offs: application of the average percentage of depreciation of the write-offs considered for Boa Vista (capital) on the value of the write-offs of the projected month.

· Average depreciation rate: application of the variation of the depreciation of Closed BRR for Boa Vista (capital) to rate reported by ANEEL in Technical Note No. 293/2017.

· Operation warehouse: proportion of the Operation warehouse account of the BRR estimated by ANEEL applied to the gross BRR of the projected month.

· Depreciated Use Index (R$): remains null for 30 years, as in the BRR reported by ANEEL.

· Net special obligations: update of the net Special Obligation accumulated until the month prior to IPCA, deduction of the Special obligations write-offs of the current month and depreciation of the result.

· Deferred Asset: remains null for 30 years, as in the BRR reported by ANEEL.

· Land and Easement: evolves with IPCA.

· RGR Balance (PLpT): remains null for 30 years, as in the BRR reported by ANEEL.

· RGR Balance (Other Investments): remains null for 30 years, as in the BRR reported by ANEEL.

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c) Methodology for Projection of the Additional BRR for Boa Vista (Capital and Countryside)

     The transaction of the Additional BRR (new investments) of Boa Vista (Capital and Countryside) was made by means of addition of assets projections for the period after Feb/17, deducted from the write-offs related to these assets. The projection of the Additional BRR account was made as described below:

· New Assets (Investments): addition of assets from the current month added to the update (IPCA) of the amount accumulated until the previous month, deducting the asset write-offs. The projection was made using the investments presented in section 4.3.7, deducted at 5%. Lower percentage of deductions was considered in the projection period considering that the additional efforts for asset management and modernization of the asset and unification controls will increase the consistency of the information and reduce the differences, which generated these regulatory deductions.

· Asset Write-offs:

o By Feb/27: null, considering the reduced probability of the assets to be written off in the first 10 years.

o Between Mar/27 and Feb/32: 1/3 multiplied by the Write-off/AIS ratio of the Closed BRR.

o Between Mar/32 and Feb/42: 2/3 multiplied by the Write-off/AIS ratio of the Closed BRR.

o From Mar/42 on: full ratio of Write-off/AIS of the Closed BRR.

· Full Use Index (R$): multiplication of AIS (new assets) from each month by the Use Index/AIS ratio verified in BRR in the Evaluation report prepared by Levin (delivered on 06/30/2017).

· Gross special obligations: additions of special obligations and update by IPCA. The compensation amounts for indicator violation, projected between 2019 and 2023, were added to this account following the provisions in Sub-Clause One of Clause Nineteen, which stipulates Transitory Provisions in Technical Note No. 182/2017.

· 100% Depreciated Assets: it was considered null by Feb/32, given the insignificant proportion of assets, which become 100% depreciated in the period. After this date, scaling was done as follows:

o Between Mar/32 and Feb/37: 1/3 multiplied by the average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the NorthEast Regions in the 3rd CRTP. The following were companies considered: Celtins, Energisa Borborema, Celpe and Cemar.

o Between Mar/37 and Feb/42: 2/3 multiplied by the average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the NorthEast Regions in the 3rd CRTP.

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o	From Mar/42 on: average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the North-East Regions in the 3rd CRTP.
It was considered that in 25 years, the companies from the Eletrobras Group will be with level of 100% depreciated assets similar to that of the compared

·	Accrued companies depreciation: in the update North and of the the North-East accrued depreciation Regions. prior to IPCA and addition of the monthly depreciation.

· Average depreciation rate: the weight of the investments made available in the Quinquennium Investment Plan (PIQ) from 2018 to 2022, presented in Front 5 Report was considered per group of assets and their respective depreciation rates. The segregation of each investment per registration unit of the asset base was done according to the big items (ex: substation busbars, power transformers, reclosers, conductors, etc.), when possible. Thus, the average depreciation rate coming from the investments provided in PIQ was obtained, which resulted in 3.82% of the AIS, as it can be observed in Table 72. This rate was kept constant along the 30 years of concession.

Table 72 – Investments between 2018 and December 2022 per Registration Unit: Impact on the Average depreciation rate of the Assets

			Dep.
Registration Unit	AIS*	AIS Weight
			Rate
Busbar Rod/ Busbar /Structure Bases de /Cable/Anchor
Chair/Switch/Conductor/Metal Structure/Equipment Support	33,700,653	12%	2.50%
Structure /Post/Grounding System
Transformer	14,198,074	5%	2.86%
Circuit Breaker	213,840	0%	3.03%
Post/ Busbar Support	451,305	0%	3.13%
Switch /Building and Construction Works/Transformer	18,678,577	7%	3.33%
Regulator	485,640	0%	3.45%
Cabinet/Battery Bank/ Capacitor Bank/ Cable / Switch
/Conductor/Forklift/ General Equipment	142,856,306	52%	3.57%
/Meter/Vehicles/Post/Transformer
Recloser/Single-Phase Transformer /Transformer	37,712,137	14%	4.00%
Capacitor Bank /Switch	5,055,294	2%	6.67%
Meter	21,105,244	8%	7.69%
Total	274,457,070	100.00%	3.82%

* Estimated AIS (Fixed Assets in Service) related to the investments provided in PIQ (Jan/18 and Dec/22). Investments are in real currency at prices from April 2017. These do not include assets from the vehicles, general information equipment and systems groups.

Source: Self elaborated

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  Net special obligations: update of the net OE from the previous month, addition of OE and depreciation of the result. The compensation amounts for indicator violations occurred between 2019 and 2023 were added to this account, following the provisions in Sub-Clause One of Clause Nineteen, which stipulates Transitory Provisions in Technical Note No. 182/2017.
  RGR Balance (PLpT): remains null for 30 years.
  RGR Balance (Other Investments): remains null for 30 years.

d) Remuneration Rate Results and Projection

     For each projected RTP, the values verified for the total BRR (composed by the sum of the Closed BRR for Capital, Countryside and Additional BRR) in the baseline month of the tariff review (6 months before RTP), are used. Specifically for Operation warehouse, the average balance from the 12 months before the base line are used. From the month, when the Closed BRR is extinct, there are only the Additional BRR accounts (except for the Land and Easement account).

     Regarding the projection of the remuneration rates (WACC and RGR), as ANEEL defines that at every 3 years, the calculations shall be updated, the tariff reviews are made as of 2018, already considering new remuneration rates.

     The tariff reviews made between 2018 and 2020 will consider the average of the items in their composition in the previous 5 years in the calculation of the RGR remuneration rate (2013 to 2017 in the example). Likewise, between 2021 and 2023 new rates will be considered, calculated based on the period between 2016 and 2020. This process is repeated until 2048.

     The assumptions for the projection of the items in the composition of remuneration rates of the resources obtained by RGR destined to PLpT and Other Investments can be seen in Table 73.

Table 73 – Assumptions for Index and Rate Projection

Projection Index		Rate
IPCA	•	Projection up to 2021: projection provided by the Central Bank (Series Market Expectations) of March 3, 2017.
	•	Projection after 2021: maintenance of annual inflation of 2021 per month.
RGR/PLPT	•	Maintenance of the interest rate spread on permanent assets of the 4th cycle (5.00%)
	•	Maintenance of the interest rate of the 4th cycle (1.42%).
RGR/Other • Inv.	•	Maintenance of the risk credit of the 4th cycle (2.80%)
	•	Updated of the TJLP considering a convergence of the rate until 2023, to the pre-crisis value (of 2011) of 6.00%. As of 2023 the rate of 6.00% is maintained.

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Source: Self elaborated

     Table 74 presents the projection made for TJLP, used in the remuneration rate of the resources obtained by RGR destined to Other Investments. The TJLP update considers convergence of the rate by 2023, to the pre-crises value (from 2011) of 6.00%. As of 2023, the 6.00% rate is kept. The projection was based on the long-term estimations made by Banco Bradesco48.

			Table 74 – TJLP Projection

Date	2017	2018	2019	2020	2021	2022	2023	2046	2047
Annual	7.35%	7.10%	6.85%	6.60%	6.35%	6.10%	6.00%	6.00%	6.00%
TJLP

			Source: Banco Bradesco

     In the projection for special obligation remuneration, the values of the other items of Part B of each projected RTP were considered, as well as those of the parameters of the rates risk-free rate, rated equity cost and equity share, according to the projected regulatory WACC, which was presented in section 4.3.1.

     The results for the Regulatory Reintegration Quota projection for the subsequent RTPs until 2043 of Boa Vista (Capital and Countryside) can be seen in Table 75.

Table 75 – Projection of Regulatory Reintegration Quota in RTPs

		Technical
	3rd RTP		4th RTP	5Th RTP	6th RTP	7th RTP	8th RTP	9th RTP
		Report
Description
	nov/13	Feb/17	nov/19	nov/23	nov/28	nov/33	nov/38	nov/43
(1) Fixed Asset in Service (Value of New Replacement)	219,662,829	750,964,270	931,028,611	1,142,765,991	1,432,538,726	1,527,590,514	1,078,702,071	1,652,647,671
(2) Integral Use Index	0	0	0	0	0	0	0	0
(3) Special Obligations	22,631,766	264,078,025	293,535,420	353,886,407	428,032,061	111,229,008	32,535,049	40,023,508
(4) Assets totally Depreciated	8,593,943	85,893,399	114,095,746	181,889,327	326,147,488	618,672,030	100,162,152	230,183,224
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	188,437,120	400,992,846	523,397,446	606,990,256	678,359,177	797,689,476	946,004,870	1,382,440,938
(17) Depreciation Rate	3.98%	3.29%	3.36%	3.38%	3.47%	3.68%	3.82%	3.82%
(18) Regulatory Reintegration Installment = (17) * (5)	7,499,797	ND	17,567,705	20,523,121	23,538,021	29,370,158	36,110,896	52,770,532

Source: Self elaborated

     The results for the Equity Remuneration projection for the subsequent RTPs until 2043 can be seen in Table 76.

48 Available at: https://www.economiaemdia.com.br/vgn-ext-templating/v/index.jsp?vgnextoid=065098037f782310VgnVCM100000882810acRCRD&vgnextfmt=default. Accessed on 03/13/2017.

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Table 76 – Projection for Equity Remuneration without Special obligations in RTPs

		Technical
	3rd RTP		4th RTP	5Th RTP	6th RTP	7th RTP	8th RTP	9th RTP
Description		Report
	nov/13	Feb/17	nov/19	nov/23	nov/28	nov/33	nov/38	nov/43
(1) Fixed Asset in Service (Value of New Replacement)	219,662,829	750,964,270	931,028,611	1,142,765,991	1,432,538,726	1,527,590,514	1,078,702,071	1,652,647,671
(6) Accumulated Depreciation	58,536,082	309,085,074	371,961,116	500,056,549	705,429,665	870,181,404	472,972,281	825,759,839
(7) Net AIS (Market Value in Use)	161,126,747	441,879,196	559,067,496	642,709,442	727,109,061	657,409,110	605,729,790	826,887,832
(8) Depreciated Use Index	0	0	0	0	0	0	0	0
(9) Value of Remuneration Base (VBR)	161,126,747	441,879,196	559,067,496	642,709,442	727,109,061	657,409,110	605,729,790	826,887,832
(10) Operating Warehouse	29,599	8,110,170	8,741,634	8,558,581	7,499,407	7,608,696	8,800,987	12,903,880
(11) Deferred Asset	0	0	0	0	0	0	0	0
(12) Net Special Obligations	19,946,340	222,340,639	228,578,927	243,644,602	248,993,505	52,125,913	17,245,668	17,523,553
(13) Land and Easements	1,061,641	11,352,789	12,771,070	15,087,652	18,560,315	22,832,267	28,087,477	34,552,256
(14) Total Net Remuneration Base = (1)-(6)-(8)-
	142,271,647	239,001,515	352,001,271	422,711,073	504,175,278	635,724,160	625,372,586	856,820,415
(12)+(10)+(11)+(13)
(15) Balance RGR PLPT	0	0	0	0	0	0	0	0
(16) Balance RGR Other Investments	0	0	0	0	0	0	0	0
(19) Real WACC before taxes	11.36%	NA	11.34%	11.34%	11.34%	11.34%	11.34%	11.34%
(20) Real RGR/PLPT rate	1.35%	NA	0.00%	1.13%	2.10%	2.10%	2.10%	2.10%
(21) RGR Rate Other Investments	3.62%	NA	2.00%	4.44%	4.40%	4.38%	4.38%	4.38%
(22) Capital Remuneration without Special
	23,163,409	NA	39,927,166	47,947,711	57,188,117	72,109,581	70,935,411	97,188,316
Obligations (RCsOE)

		Source: Self elaborated

     The results for the projection of the Equity Remuneration of the Special obligations for subsequent RTPs until 2043 can be seen in Table 77.

Table 77 – Projection for Equity Remuneration of the Special obligations in RTPs

	3rd RTP	Technical	4th RTP	5Th RTP	6th RTP	7th RTP	8th RTP	9th RTP
Description		Report
	nov/13	Feb/17	nov/19	nov/23	nov/28	nov/33	nov/38	nov/43
(3) Special Obligations	22,631,766	264,078,025	293,535,420	353,886,407	428,032,061	111,229,008	32,535,049	40,023,508
(23) Cost of Own Capital nominal (rp)	NA	NA	12.27%	12.27%	12.27%	12.27%	12.27%	12.27%
(24) Risk Free nominal Rate (Rf)	NA	NA	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%
(25) Taxes and Contributions on Income (t)	NA	NA	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%
(26) Equity Share	NA	NA	51.24%	51.24%	51.24%	51.24%	51.24%	51.24%
(27) CAOM / (CAOM+QRR+RCsOE+CAIMI)	NA	NA	43.17%	49.07%	52.77%	57.88%	66.80%	67.21%
(28) Remuneration of Special Obligations	NA	NA	3,630,621	4,975,597	6,470,889	1,844,561	622,701	770,639

	Source: Self elaborated

     In the projection of the Annual Fixed Facilities Cost, the same parameters, currency used by ANEEL were considered, changing only AIS and the use index of each RTP and updating IPCA to the date of each future RTP. The results of the projection of the Annual Fixed or Portable Facilities Cost for subsequent RTPs until 2043 can be seen in Table 78.

Table 78 – Projection of the Annual Fixed or Portable Facilities Cost in RTPs

Description	nov/13	Feb/17	nov/19	nov/23	nov/28	nov/33	nov/38	nov/43
(1) Regulatory Annuity Base (BAR)	18,119,385	NA	82,896,222	101,101,322	126,339,438	137,976,162	106,894,944	157,876,799
(2) Annuity Base - Real estate and administrative furniture
	4,529,846	NA	37,303,300	45,495,595	56,852,747	62,089,273	48,102,725	71,044,559
infrastructure (BARA)
(3) Annuity Base - Vehicles (BARV)	4,529,846	NA	9,947,547	12,132,159	15,160,733	16,557,139	12,827,393	18,945,216
(4) Annuity Base - Computer Systems (BARI)	9,059,692	NA	35,645,375	43,473,568	54,325,958	59,329,750	45,964,826	67,887,023
(5) - Annuity - Real estate and administrative furniture
	419,655	NA	3,452,675	4,210,927	5,262,109	5,746,785	4,452,235	6,575,658
infrastructure (CAL)

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(6) Annuity - Vehicles (CAV)	904,416	NA	1,985,248	2,421,235	3,025,653	3,304,336	2,559,984	3,780,928
(7) Annuity - Computer Systems (CAI)	2,223,966	NA	8,747,153	10,668,143	13,331,251	14,559,151	11,279,482	16,659,052
(8) CAIMI = (5)+(6)+(7)	3,548,038	NA	14,185,076	17,300,305	21,619,013	23,610,272	18,291,701	27,015,639

	Source: Self elaborated

4.3.9.Tariff Transactions

     From the composition of the items identified above, the values for Part A and Part B are projected and thus, the Required Revenues for each tariff year are determined.

There are some particularities in the tariff transactions between 2017 a 2019.

     In 2017, as stated in TN No. 149/2017 and TN No. 247/2017, the difference between the flexible regulatory level of the operational costs and that recognized in the tariff from 2016 (difference calculated in TN No. 149/2017), updated by IPCA between the tariff process date from 2016 and the tariff process date from 2017, shall be added to Part B. For 2018, first year of the new concession, it is assumed that the operational costs will be equal to those from 2017, updated by IPCA (this value will be reduced according to the bidding criterion).

In this context, the following was done:

(a)	the value of the difference between the flexible regulatory of operational costs and that recognized in the tariff from 2016 was updated by accumulated IPCA and added to VPB in 2017;
(b)	the tariff coverage of Operational costs in Part B in 2017 was estimated, according to PRORET 2.2A, formula (1) of paragraph 13, section 3.1, presented above in this report in Equation 16;
(c)	the new operational cost for 2017 was obtained by the sum of (a) and (b).
(d)	the share of (c) in VPB for 2017 was applied to VPBo for 2018, obtaining an estimation of the operational costs coverage for 2018;
(e)	the IPCA accumulated in one year was applied, reducing the Factor X, to (c). The difference between this value and (d) was applied to VPB for 2018.

     In 2019, there will be extraordinary review. For its implementation, the tariff coverage of the Annual Asset Cost (CAA, composed of the sum of the equity remuneration, regulatory reintegration quota and annuity of the fixed and portable facilities) was estimated using a mechanism similar to that for the calculation of the operational cost tariff coverage. This value was excluded from VPB and the CAA projection for 2019 was added. The projection already includes the closed and the additional base reports.

     It shall also be pointed out that for the period between 2017 and 2022, the regulatory limits for Non-Technical Losses were made flexible, being replaced by the average between the verified Non-Technical Losses and the regulatory losses observed in 2016. This procedure was not adopted for AmE and Boa Vista Energia, because their technical losses were made flexible by the Approval of Resolution No. 2.184/2016.

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Table 79 – Estimations for Required Revenues, VPA and VPB for Boa Vista (Capital and Countryside) (rated R$ million)

		RA1	VPA	VPB
Regulatory Year	Reference Period	Required Income	Value of Installment A	Value of Installment B

2017	Nov/16 - Oct/17	R$408.86	R$257.28	R$151.58
2018	Nov/17 - Oct/18	R$438.79	R$272.85	R$165.94
2019	Nov/18 - Oct/19	R$468.81	R$294.26	R$174.55
2020	Nov/19 - Oct/20	R$507.60	R$316.91	R$190.70
2021	Nov/20 - Oct/21	R$563.59	R$355.01	R$208.58
2022	Nov/21 - Oct/22	R$620.97	R$392.90	R$228.07
2023	Nov/22 - Oct/23	R$626.03	R$421.87	R$204.16
2024	Nov/23 - Oct/24	R$666.38	R$452.68	R$213.70
2025	Nov/24 - Oct/25	R$708.97	R$485.38	R$223.58
2026	Nov/25 - Oct/26	R$759.85	R$526.01	R$233.84
2027	Nov/26 - Oct/27	R$812.59	R$569.40	R$243.19
2028	Nov/27 - Oct/28	R$816.17	R$583.60	R$232.57
2029	Nov/28 - Oct/29	R$879.12	R$629.40	R$249.72
2030	Nov/29 - Oct/30	R$947.26	R$680.21	R$267.05
2031	Nov/30 - Oct/31	R$1,019.59	R$734.32	R$285.26
2032	Nov/31 - Oct/32	R$1,097.48	R$792.76	R$304.72
2033	Nov/32 - Oct/33	R$1,138.21	R$844.42	R$293.79
2034	Nov/33 - Oct/34	R$1,226.78	R$911.01	R$315.77
2035	Nov/34 - Oct/35	R$1,322.06	R$983.57	R$338.49
2036	Nov/35 - Oct/36	R$1,424.80	R$1,061.94	R$362.86
2037	Nov/36 - Oct/37	R$1,535.58	R$1,146.59	R$388.99
2038	Nov/37 - Oct/38	R$1,587.13	R$1,229.62	R$357.51
2039	Nov/38 - Oct/39	R$1,712.46	R$1,327.25	R$385.22
2040	Nov/39 - Oct/40	R$1,847.44	R$1,433.19	R$414.25
2041	Nov/40 - Oct/41	R$1,993.13	R$1,547.64	R$445.49
2042	Nov/41 - Oct/42	R$2,150.41	R$1,671.30	R$479.11
2043	Nov/42 - Oct/43	R$2,297.58	R$1,794.31	R$503.26
2044	Nov/43 - Oct/44	R$2,479.34	R$1,937.24	R$542.10
2045	Nov/44 - Oct/45	R$2,675.34	R$2,092.28	R$583.06
2046	Nov/45 - Oct/46	R$2,886.99	R$2,259.83	R$627.17
2047	Nov/46 - Oct/47	R$3,115.56	R$2,440.91	R$674.65
Source: Self elaborated

     Adopting the hypothesis that the financial components will be neutral along the period, the tariff transactions are obtained by direct comparison of the required revenues to the revenues observed in the reference period.

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Graph 31 - Tariff Transactions (%)

Source: Self elaborated

     As indicated in Technical Note No. 247/2017, the payments related to the loans taken with RGR related to the designation period will be obtained tariff recognition as components of Part A.

Given that this tariff recognition follows the concept of neutrality, the component was not considered in the calculation of Part A, once its compensation was also not taken into consideration for the purposes of this evaluation.

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5. Analysis of the Distributor

     The Company’s purpose is to design, build and operate the public electric distribution service to final consumers, as well as services that may be granted or authorized by any laws and activities associated with the public utility, to provide technical services and expertise to determine what inputs and outputs are needed to achieve the company goals, with such activities regulated and supervised by the Brazilian Electricity Regulatory Agency - ANEEL, an entity related to the Ministry of Mines and Energy – MME.

     On October 15, 2012, the distributors whose concessions expired in 2015 were offered the right to express interest in extending the concession for an additional period of 30 years, which they did within the deadline. Decree No. 8461, of June 2, 2015, granted the extension of the electricity distribution concessions under Article 7 of Law No. 12783, of January 11, 2013, for thirty years.

On July 22, 2016, at the 165th Extraordinary Stockholders’ General Meeting of Centrais Elétricas Brasileiras S.A - Eletrobras, it was decided not to extend the concession. Following the decision of the meeting, the Company is responsible for the operation and maintenance of the energy distribution services in Boa Vista until transfer of its shareholding, as per the terms of Provisional Measure 735/2016, which is scheduled to take place on December 31, 2017. On August 3, 2016, the Ministry of Mines and Energy - MME published the Decree #425 designating the Company as responsible for electricity distribution with the purpose of ensuring continuity of service. As described in the ordinance, the rate adjustment will take place in an ordinary manner with annual periodicity, beginning on November 1, 2016, with the exception the rate revision on August 31, 2017.

     As of January 1, 2017, Eletrobras Distribuição Roraima became responsible for full service to users that had been supplied by Companhia Energética de Roraima (CERR).

     This valuation considers the assumption that a new concession agreement will be signed with the granting authority on 03/01/2018. In December 2016 the Company suffered an operating loss, presenting negative equity in the amount of R$ 609,313 (in thousands of reais), and surplus current liabilities on current assets in the amount of R$ 393,626 (in thousands of reais.

5.1.Historical Financial Statements

     The period considered in the historical analyses of the Company’s financial statements corresponds to the interval between 2014 and 2016. The following indicators were based on the historical audited financial statements of the Company.

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Figure 20 – Historical Financial Indicators

     Three indicators were analyzed in order to measure the Company’s leverage levels and its capacity to honor its short term obligations: the total financial indebtedness per total assets, the long-term indebtedness per total assets, and the current ratio.

     Boa Vista presented low indebtedness throughout the last years, although the evolution of indicates a debt increase, concentrated in long-term loans in 2016. The company's current liquidity dropped significantly between 2014 and 2016, mainly due to the significant growth in the balance of short-term obligations.

     In relation to the company’s operating performance, the growth rates of net operating revenue and operating costs and expenses were analyzed. For the net revenue, an compound annual growth rate ("CAGR") of 21.29% was observed in the period of analysis, accompanied by a CAGR of 46.37% for costs and 22.95% for expenses. The process of the evolution of the company's revenues and expenditures directly impacted the profitability indicators presented and discussed below.

     The gross margin of Boa Vista sharply declined over the last three years, from 14.9% in 2014 reaching the negative mark of -24.0% in 2016. The same downward trend was observed for the EBITDA margin and net margin indicators, which started at -14.7% and -25.0% in 2014 and reached -55.4% and -88.6% in 2016, respectively.

     The items in the audited historical financial statements (not subject to due diligence) of the company are presented and available as a basis for the analysis of the evaluated indicators below.

Figure 21 – Summarized Income Statements

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Figure 22 – Summarized Balance Sheet

Summarized Balance Sheet (R$ mil)	2014	2015	2016
Total financial debt	44,448	53,702	115,243
Long term financial debt	36,543	37,048	108,687
Total assets	525,697	623,358	684,900
Current assets	229,729	175,440	219,573
Current liabilities	303,594	339,509	613,199

The Distributor's Historical Audited Financial Statements are presented in the next tables. Additionally, the financial due diligence analyses performed to support the economic valuation are also presented, as well as financial indicators related to the end of the 2016 financial year.

Figure 23 - Balance Sheet

Assets

In R$ thousand	Dec-15 (Audited)	Dec-16 (Audited)
Cash and cash equivalents	3,685	35,598
Clients – short term	43,820	62,011
Taxes and social contributions – short term	8,989	5,093
Indemnification right – short term	101,919	92,301
Inventory	3,020	1,348
Other assets – short term	14,007	23,222
Current assets	**175,440**	**219,573**
Clients – long term	10,151	9,228
Taxes and social contributions – long term	2,974	10,100
Collaterals and deposits in court - long term	19,731	20,360
Indemnification right – long term	206,904	202,115
Financial asset – public utility concessions	183,484	194,720
Other assets – long term	1,948	3,356
Intangible assets	6,733	5,344
Fixed assets	15,993	20,104
Non-current assets	**447,918**	**465,327**
Total assets	**623,358**	**684,900**

Liabilities

In R$ thousand	Dec-15 (Audited)	Dec-16 (Audited)
Suppliers - short term	283,688	530,586
Loans – short term	16,654	6,556
Taxes and contributions	11,974	19,832
Indemnification obligations - short term	-	4,320
Research and development – short term	4,304	4,127
Labor obligations	17,509	13,741
Accounts payable to related parties	2,406	21,294
Other liabilities – short term	2,974	12,743
Current liabilities	**339,509**	**613,199**
Suppliers - long term	362,123	322,922
Loans – long term	37,048	108,687
Accounts payable to related parties – long term	57,779	50,764
Research and development – long term	3,183	6,231
Advance for future capital increase (AFAC)	-	80,089
Onerous concession	60,120	2,223
Post-employment benefit – long term	643	1,816
Provisions for lawsuits	50,696	48,252
Indemnification obligations - long term	49,900	60,030
Non-current liabilities	**621,492**	**681,014**
Capital stock	684,204	684,204
Other comprehensive results	(1,306)	(2,988)
Accumulated losses	(1,020,541)	(1,290,529)
Net equity	**(337,643)**	**(609,313)**
Total liabilities	**623,358**	**684,900**

Source: Audited trial balances

Figure 24 – Statement of Income for the Period

Source: Audited trial balances and audited financial statements

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Figure 25 – Quality of Earnings

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Source: Financial Due Diligence Report

Figure 27 – Due Diligence Net Debt

Source: Financial Due Diligence Report

Figure 28 – Due Diligence Financial Indicators

Source: Financial Due Diligence Report

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6. Valuation
6.1.Methodology

     Valuation of the company was performed using the Discounted Cash Flow method, based on projected profits.

     This method estimates the value of a company or business based on the net present value of the projected cash flows for that company or business. The projections consider the cash inflows and outflows, including investments required for the maintenance and/or expansion of the Company, treating the business as a going concern. These projections are related to the business plan developed by the administration of the Company, the prospects of the electric sector in Brazil, as well as macroeconomic considerations. The final valuation under the DCF method reflect the value of tangible and intangible assets and liabilities that contribute for the future free cash flows of the Company.

     The Free Cash Flow to the Firm (FCFF) approach was adopted, where the cash flows from operational and investment activities are considered, but not debt or financing activities. The net present value of the projected FCFF was calculated using a discount rate equivalent to the

Company’s weighted average cost of capital, resulting in a total operational value of the company (“Enterprise Value”, or “EV”). The Company’s Net Debt is subtracted from the EV as are the non-operational assets and liabilities, resulting in a valuation of 100% of the company’s shares (“Equity Value”).

6.2. Discount Rate

     The discount rate was calculated using the weighted average cost of capital (WACC) methodology. This methodology considers the cost of & equity and the cost ' of debt, weighted by the Company’s leverage raio taxes according to the equation below:

Where:

WACC = Weighted Average Cost of Capital;

Kd = Cost of Debt;

Ke = Cost of Equity;

D = market value of the firm’s debt;

E = market value of the firm’s equity; and

T = corporate tax rate.

     The cost of the debt was calculated based on the SELIC projections, provided by Boletim Focus – BACEN, presented in section 10.3. The spread over SELIC observed for the Brazilian electricity distributors average cost of debt was added to the SELIC projections.

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     The cost of Equity was estimated using the Capital Asset Pricing Model (CAPM). This methodology estimates the Cost of Equity based on the return of a risk-free asset plus a premium that represents the additional return required by shareholders to invest in the riskier asset.

The CAPM formula used is presented

Where:

Ke = Cost of Equity;

     Rf = Risk-Free Rate: T-Bond 10Y - 10 years average yield (period from Dec/06 to Dec/16, source: Bloomberg);

     β = Beta of the security;

rBRL = Brazilian Inflation Rate: 10 years IPCA projections (Base Date: 12/31/2016, source: BACEN);

rUSD = US Inflation Rate: 10 years CPI projections (Base Date: 12/31/2016, source: Congressional Budget Office of the United States);

MRP = Market Risk Premium (source: 2016 Valuation Handbook - Guide to Cost of Capital);

CR = Country Risk: JP Morgan EMBI+ INDEX 10 years average (Emerging Market Bond Index, period from Dec/06 to Dec/16, source: Bloomberg);

The available data for the comparable companies listed below was used to determine unlevered Beta and the projections of leverage ratio. The data was extracted from Bloomberg, according to the table below

Table 80 - Unlevered Beta of comparable companies

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     Due to the high leverage ratio expected for the initial projected years, the variable discount rate approach (rolling WACC) was used. This approach considers the impact of changes to the capital structure that occur during the projection period.

The following variable assumptions were considered for the rolling WACC projections:

· Brazilian inflation projected by BACEN (IPCA):

· American inflation projected by the Congress Budget Office (CPI); and

· Variable leverage ratio based on two selected groups of comparable companies (higher leverage ratio during the first years and lower leverage ratio by the end of the projection period).

Considering the projected variations of these parameters, the Discount Rates (rolling WACC) used to calculate the net present value of the projected cash flows are shown below:

Figure 29 - Rolling WACC

6.3. Assumption

General Considerations

     The valuation approach employed was a Discounted Cash Flow using Free Cash Flow to the Firm (FCFF) discounted by the Weighted Average Cost of Capital (WACC), which results in the Enterprise Value (EV), after adjustment for net debt and non-operational assets and liabilities, representing the Fair Value of 100% of the Company’s shares (Equity Value).

     The projections assume a base date December 31,2016, the same used by BNDES and the Consortium for their other analyses related to this project (e.g., Due Diligence). The base date was selected considering the availability of required information and documents.

     The Distributor currently has permission to operate as the public electric distributor until December 31, 2017. Our projections considered an extention of this permission until February, 28, 2018, when a new concession contract would be signed, as contemplated under the terms of

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the Contract Draft made public by Aneel that establishes a concession period of 30 years (from March 1,2018 to February 29, 2048).

     The Cash Flows projections therefore considerd the period from January 1, 2017 to February 29, 2048. However, the business value is based only on the Cash Flows projected for the period from March 1, 2018 to February 29, 2048, as decided by BNDES and the Consortium. This period corresponds to the best assumption for the entry of new investors and the start of a new concession contract. The cash flows were projected in current-day Reais (BRL) (taking into account inflation effects) and discounted at a variable WACC rate according to the calculations previously presented. From the valuation base date (Dec. 31, 2016) to the estimated date for the start of the new concession contract (Mar. 1, 2018), only the Brazilian inflation rate (IPCA) was included in the discount factor. This approach was used in order to assure the business risk would not affect the period prior to the entry of the potential investor..

Operational Assumptions

Market demand

The operational assumptions are based on projected energy consumption as it relates to:

· Regulated Market: the amount of energy consumed by the clients of the Residential, Commercial, Industrial, Rural and Other Classes, who pay the distributor both for the consumed energy and the distribution service.

· Free Consumers: the amount of energy consumed by the clients of Commercial and Industrial classes that pay the Distributor only for the distribution service, negotiating the price of the consumed energy directly with other market participants.

· Supplied Distributors: the amount of energy delivered to another energy distribution company that serves consumers outside the concession area of the Distributor.

· Regulatory Allowance for Energy Losses: the amount of energy the Distributor would have as a write-off due to Technical Losses, Non-Technical Losses, and Losses in the High Voltage Network, according to the efficiency limits established by Aneel.

· Regulatory Allowance for Contracted Energy: the amount of energy the Distributor needs to generate or buy to supply the consumers (Regulatory Market, Free Consumers, and Supply), considering its Regulatory Allowance for Energy Losses.

· Verified Energy Losses: the  amount of energy equivalent to the difference between the sum of purchased and self-generated energy and the billed energy (Regulatory Market, Free Consumers, and Supply), considering Technical Losses, NonTechnical Losses, and Losses in the High Voltage Network. This amount can be different from the Regulatory Allowance for Energy Loss. When the difference between the Verified Losses and the Regulatory Allowance for Energy Losses (in terms of amount of energy), is over the tolerance limit established by ANEEL, a portion of the losses is not passed on by the Distributor as tariff, which negatively impacts the value of the Company.

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· Required Energy Supply: the amount of energy the Distributor needs to generate or buy to supply the consumers (Regulated Market, Free Consumers, and Supply), considering its index of Verified Energy Losses.

· Excess Contracted Energy: the excess amount of energy the Distributor generates or buys in relation to the Required Energy Supply. This variable was projected according to the contracted amounts informed by the Company’s Distribution Board. Aditionally, the perspectives of adequacy of the Energy Balance with the achievement of an optimum level of 3% of Excess Contracted Energy were considered. Such optimum level is established in order to guarantee a safety margin to the supply of the demand for energy. Considering a scenario where the Regulatory Allowance for Energy Losses and the Verified Energy Losses were equivalent, the Distributor would be paid by the generation and purchase of energy exceeding the demand up to the upper limit of 5% of Excess Contracted Energy calculated on the Regulatory Allowance for Contracted Energy.

· Self-Generation: the amount of energy the Distributor itself generates through power stations and generators. As explained in this report, because Portion A was considered neutral, we did not explicitly consider the volume of self-generated energy in the projections, although its effects are implicit in the Working Capital projections.

· Energy Purchase: the amount of energy bought by the Distributor to supply its consuming market, equivalent to the Required Energy Supply added to the Excess Contracted Energy.

· VPA Volume: the amount of energy distributed to the Regulated Market consumers and the Supplied Distributors, who pay for the cost of the energy they consume.

· VPB Volume: the amount of energy distributed to the Regulated Market consumers, Free Consumers, and Supplied Distributors, who only pay for the cost of the energy distribution services.

Electricity Rate

     The Electricity Rate, the sale price of the electric power to the consumers in R$/MWh, is composed of Portions A and B. The former relates to the cost of energy production and other non-management costs, and the latter relates to returns to investment and the operational margin inherent in the electric power distribution service. The Electricity Rate is adjusted or revised on an annual basis by Aneel.

     Our analyses considered the net value of the Electricity Rate meaning the taxes are not projected separately.

· Portion A

     Portion A considers five factors in its calculation: Energy Costs, Transportation Costs, Sector Charges, Finance Charges, and Bad Debt.

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     The calculation method applied for Portion A considers that its components should not have an impact on the business value (neutrality), since eventual gains or losses related to estimates made during the rate adjustment are neutralized in the adjustment the following year.

     However, there are two cases where the principle of neutrality of Portion A is not applicables:

i - When the Cost of Capital of the Distributor is different from the Adjustment Rate applied on the Finance Charges. In such case, the impact will be the difference between the net present values calculated using the different rates. Considering that the difference between the rates is not relevant, the Finance Charges were not projected. Thus, we consider the costs related to Energy Purchase, Transportation, and Sector Charges (R$/MWh) as they are used in the Electricity Rate calculatione.

ii - When the amount (MWh) of Required Energy Supply is over the limit of 105% of the Regulatory Allowance for Contracted Energy. In such case, the impact is considered in a portion of the costs related to Energy Purchase and Transportation that is not considered in the Electricty Rate calculation. Such an impact is considered in the valuation, as detailed in this report.

a) Energy Cost

     The energy cost is calculated from the Weighted Average Cost of the Energy, in R$/MWh, considering the Energy Purchase Contracts.

     Some Energy Purchase Contracts, as is the case for Self-Generation, have a different approach from the Portion A calculation methodology, using costs from the last energy auctions in the regulated market in order to balance the energy costs to consumers from different distributors operating in the Brazilian market.

     In these cases, the differences between the effective cost of energy to the Distributor and the cost considered in Portion A is repaid to the Distributor through CCC. Since the projections assume the neutrality of Portion A, such differences were not considered. However, the financial impact related to the period between the payments of Energy Purchase Costs and the CCC repayments is considered in the projections of the Distributor’s Working Capital needs.

     The Consortium observed recent cases in the electric power distribution sector where this difference is directly paid to the party responsible for the power generation, and does not impact the distributor’s Working Capital needs and, therefore, does not present a financial impact for the company. This observed trend supports the assumption of neutrality of Portion A considered in the projections, as well as the assumption of normalization of Working Capital levels based on the average financial indicators for the electricity distribution sector, as discussed in next sections.

     The costs informed in the last Distributor’s rate adjustment were used to define the Weighted Average Cost of Energy as of the base date. The referred average cost was projected considering inflation rate assumptions. Since the monetary adjustments are carried out in the following year through the Finance Charges, which were not considered in the valuation, we considered the costs used in the calculation of Portion A to be equivalent to the effective Energy Purchase Costs.

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     Thus, the fraction of Portion A related to the Energy Purchase Cost has a negative financial impact in the cases where the considered Energy Purchase is more than 5% higher than the Regulatory Allowance for Contracted Energy.

b) Transportation Costs

     The transportation costs refer to the SIN transmission system. The Transportation Costs are paid by the Distributor in order to receive the purchased energy.

Transportation Costs were projected based on the relation between the Transportation Cost and the Energy Cost (in R$/MWh) observed in the last Distributor’s rate adjustment. The calculations consider the Distributor’s estimated plans for interconnection.

     Thus, the fraction of Portion A related to the Transportation Cost has a negative financial impact in the cases where the Required Energy Supply is more than 5% higher than the Regulatory Allowance for Contracted Energy.

c) Sector Charges

     The energy distributors collect the applicable Sector Charges from their consumers and transfer the values to the sector funds.

     The Sector Charges were projected based on the values considered in the last available rate adjustment. The base values were adjusted considering the projections for the inflation rate.

     Due the the assumption of neutrality of Portion A, the Sector Charges do not present financial impact in the valuation. However, the financial impact related to the period between the payment of Sector Charges and the receipt from the consumers is considered in the projections of the Distributor’s Working Capital needs.

d) Finance Charges

As mentioned before, the Finance Charges were not considered in the valuation.

e) Bad Debts

     Since the projections consider impact of Bad Debts on the cash flows net of the regulatory allowance considered in Portion A, values related to Bad Debts in the calculation of Portion A were not considered.

· Portion B

     Portion B compensates the distributor for capital expenditures and operating margin of the electric power distribution service. It is calculated according to the methodology previously explained in this report and divided by the size of the market considered in the rate adjustments/revision to obtain a value expressed in R$/MWh

Revenues

The projected Net Operating Revenues are composed of four types of revenues:

· Portion A

Product of the Energy Tariff (R$/MWh) related to Portion A and VPA Volume (MWh).

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· Portion B

Product of the Energy Tariff (R$/MWh) related to Portion B and VPB Volume (MWh).

· Sale of the Excess Contracted Energy

     The sale of Excess Contracted Energy is considered for the amounts over the regulatory allowance limit (5.0%) in relation to the Required Energy Supply. The energy price considered for the sale of the Excess Contracted Energy is the Difference Liquidation Price (PLD).

     The PLD projection considers the average values observed over the last 5 years for the maximum and minimum limits fof PLD as well as the average PLD in the region. The observed values were adjusted considering the inflation rate projections. The projections also considered the historical seasonality of PLD, since the averages were calculated for each month of the year. The value considered in the sale of Excess Contracted Energy is the projected average value between the minimum limit and observed mean of PLD in the region.

· Other Revenues

     The other revenues include Chargeable Services and Sharing of Infrastructure, for example. No real growth was projected for those revenues.

All the projections were estimated net of sales tax, such as PIS, COFINS, and ICMS.

Costs
·	Energy Purchase

     Product of the Energy Purchase (MWh) and the respective cost (R$/MWh) as projected in Portion A.

· Cost of Self-Generation, Fuel and CCC Repayments

     As explained before, because of the assumption of neutrality of Portion A, the values related to such items are not considered in this valuation.

· Transportation

     Considering the assumption of neutrality of Portion A, the same value in R$/MWh considered in Portion A was considered as transportation costs. The impact on the Company’s valuation refers only to the amount of energy transported that exceeds the Regulatory Allowance for Contracted Energy.

Operational Expenses

     In addition to the costs of Energy and Transportation, distributors also presents operational expenses, as described below:

· PMSO

     Expenses of Personnel, Materials, Third Parties’ Services, and Other, projected according to the regulatory methodology of Portion B previously explained. The projected PMSO separated

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into the four components mentioned above is based on the historical average for each type of expense, as observed in the Distributor’s financial statements.

     An additional cost is considered in relation to the eligible PMSO for Portion B, since some distributors’ expenses are not covered by regulatory allowance. This Aditional Cost is projected from historical information made available by the Distribution Board and follows an accelerated path of efficiency gain in relation to PMSO. This assumption is adopted because it is expected that the Distributor will concentrate efforts to reduce costs that do not have a regulatory allowance.

· Bad Debts

     The bad debt levels were projected as a decreasing percentage of the net revenues. The calculations were made according to the regulatory methodology of Portion B previously explained. As mentioned before, the percentage was calculated net of the regulatory allowance provided as part of Portion A.

Depreciation and Amortization

     The projections for depreciation of existing assets (financial, tangible, and fixed) were based on the historical relation between the Depreciation and Amortization Expenses and the the book value of the assets, calculated using the audited Financial Statements of the Distributor.

     The average depreciation considered in the calculations of Regulatory Remuneration Base (BRR) was the same used for the new investments.

Financial Results

     Since the valuation method used was the Free Cash Flow for the Firm approach, the financial revenues or expenses were not projected.

Income Taxes

     The Income Tax (IR) and the Social Contribution on Net Profit (CSLL) were projected, considering 15% with additional 10% tax rate for the IR and 9% rate for the CSLL.

     The deferred tax assets were also considered in the projections. The values reported in the financial due diligence were used as of the base date, and the applicable updates for the projection period were considered.

Investiments (Capex)

     The projections consider investments in electric and non-electric assets to meet the operational needs of the Distributor, projected as described in item 5.3.7 Long-Term Investment of this report.

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Working Capital and Other Adjustments

     The Working Capital needs are projected using the value reported in the financial due diligence as of the Base Date, and contains, among other things, the accounts receivable or payable (clients, suppliers, sector charges, and CCC). The observed relation between the initial Working Capital and the Net Operating Revenue of the previous period is considered as the starting point for the Working Capital projections. A linear normalization was proposed, starting in the 25th projected month untill the Distributor reaches the benchmark of 1.29% (see the table below) in the 84th projected month.

Figure 30 – Working Capital

     In addition to the Working Capital, the Distributor has other registered values that were not considered as Working Capital or Net Debt in the due diligence report. Such accounts are also considered in the valuation: it is assumed that their registered values would be linearly liquidated between the 16th and the 39th projected month.

Indemnity

     The projected values for permanent assets not fully depreciated and/or amortized at the end of the concession period are considered in the calculation of an indemnity to be received by the Distributor.

The Indemnity value is calculated based on the remaining value of the Regulatory Remuneration Basis (“BRR”) net of depreciation at the end of the concession period. The capital gain related to the indemnity is estimated in order to calculate the applicable Income Tax (25% total rate) and Social Contribution (9% rate). The terminal value of the Distributor is consists of the Indemnity net of taxes.

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Remaining Value of Portion B

     In addition to the Indemnity, it was also considered the effect of the end of the concession contract before the completion of the last regulatory year, starting with the concession’s anniversary month. Since the required revenue to the last regulatory year, established in the respective rate adjustment, is not achieved until February, 2048 according to the projections, the payment for the Remaining Value of Portion B by the end of the concession period is considered.

WACC

     As mentioned above, the net present value of the projected cash flows is calculated using a discount rate determined using the methodology of the weighted average cost of capital (WACC). The rolling WACC approach considers the annual variation of the discount rate, in order to measure the effects of changes in parameters such as the Distributor leverage ratio over the years.

Acquisition of CERR’ assets

     The assets related to CERR were considered in the composition of Boa Vista’s rate, as mentioned in the section regarding Portion B. Since those assets are not related to Boa Vista’s investments, but instead to investments made by CERR, those amounts were considered a compensation payment for the estimated regulatory value of those assets in December 31, 2016 (R$ 73,547,190.77).

     The referred payment was projected as a cash outflow in the first month of new concession period (March 2018), based on the regulatory value in December, 2016, adjusted by inflation to March 2018. To evaluate the impact of this payment on the Company’s Enterprise Value, the cash outflow was discounted to present value, resulting in a negative effect of R$ 73,260,660.92.

6.4. Valuation by Multiples

Comparable Companies or Market Transactions Multiples

     After the use of the discounted cash flows approach, the valuation by multiples may be used to ratify the results obtained, considering the relation between the market value of comparable companies (or comparable companies transaction values) and operational indicators.

     Such approaches are based on the idea that similar assets have similar future profitabilities, and may have comparable values considering the business size.

     We highlight that the direct comparison with valuation by multiples shall be made with caution, since the samples normally used as comparison may present differences in size, operational context, economic context and different geographies or risk levels.

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Transaction Multiples

     Estimated ranges of market values from public information about completed transactions, considering the relation between the value paid in acquisitions of companies in the same sector and their respective operational indexes. The table bellow shows some examples of the relationship between Enterprise Value (“EV”) of comparable companies and their Net Revenues and/or EBITDA.

Table 81 - Transaction Multiples

     This study should be analyzed with care, since many times the public information available on the transactions is incomplete or inaccurate. Additionally, the compatibility among the companies is not always perfect and the behavior of the prices paid in the transactions present variations over the time.

Market Multiples

     Estimated ranges of market values based on the relation between market value and financial or operational indicators of comparable companies.

     The graphs below show the comparative analyses of different multiples implicit to the result of the Discounted Cash Flows approach considering the data available for comparable listed companies.

     The Enterprise Values (“EV”) data, as well as the Net Revenues and EBITDA data, used in the calculations of the comparable companies’ multiples are available in the financial statements for the end of 2016 (Source: Bloomberg).

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Figure 31 - EV/ Net Revenues Multiples

Nota: Since the Distributor’s EBITDA is negative, a normalized EBITDA was estimated based on the application of the average EBITDA margin of comparable companies (15.7%) on the Distributor’s Net Revenues.

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Figure 33 - EV/BRR Multiples

Nota: The BRR data for comparable companies is available in the companies’ financial statements. It is importante to note that some compared companies own more than one distribution concession holder, so that the value of the BRR considered in the calculation of such companies’ multiples was composed of the sum of the BRRs of each distributor of the respective groups. It is also important to note that the more updated information on the value of the BRRs of the distributors owned by the comparable companies is available as of to the dates of the respective rate revisions.

Figure 34 - EV/ Consumer Units Multiples (R$ thousand/ Number of clients)

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Nota: As mentioned about the calculation of the EV/BRR market multiples, the EV/Consuming units multiples were also calculated based on information in the financial statements of the comparable companies, taking into account all distributors owned by the same company.

Figure 35 - EV/ Distributed energy Multiples (R$ thousand/MWh)

Nota: The comments made regarding the calculations of the EV/BRR and EV/Consuming Units multiples are applicable to the analysis of EV/Distributed Energy multiples.

6.5. Conclusion of Value

The valuation results are presented in the following tables.

Table 82 – Distributed energy projections

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Net Revenues (000 R$)	2029	2030	2031	2032	2033	2034
Portion A distributed energy (000 MWh)	1,515	1,571	1,627	1,686	1,747	1,810
Portion A tariff (R$/MWh)	423	439	456	474	492	510
Portion A	640,820	690,038	742,425	798,820	859,238	923,090
Portion B distributed energy (MWh)	1,515	1,571	1,627	1,686	1,747	1,810
Portion B tariff (R$/MWh)	184	190	196	202	205	194
Portion B	278,621	298,615	318,894	340,512	357,410	350,802
Other revenues	7,691	8,034	8,394	8,769	9,161	9,570
Sale of excess contracted energy	-	-	-	-	-	-
Sectorial Charges	(5,501)	(5,733)	(5,976)	(6,228)	(6,492)	(6,767)
Total net operating revenues	**921,631**	**990,954**	**1,063,737**	**1,141,873**	**1,219,317**	**1,276,695**

Net Revenues (000 R$)	2035	2036	2037	2038	2039	2040
Portion A distributed energy (000 MWh)	1,875	1,943	2,013	2,086	2,161	2,240
Portion A tariff (R$/MWh)	530	552	575	599	623	649
Portion A	993,815	1,072,667	1,157,804	1,249,402	1,346,899	1,453,949
Portion B distributed energy (MWh)	1,875	1,943	2,013	2,086	2,161	2,240
Portion B tariff (R$/MWh)	201	208	215	217	197	205
Portion B	376,730	403,694	432,602	452,014	426,318	459,048
Other revenues	9,998	10,445	10,912	11,399	11,909	12,441
Sale of excess contracted energy	-	-	-	-	-	-
Sectorial Charges	(7,053)	(7,351)	(7,662)	(7,986)	(8,324)	(8,676)
Total net operating revenues	**1,373,490**	**1,479,454**	**1,593,656**	**1,704,829**	**1,776,802**	**1,916,762**

Net Revenues (000 R$)	2041	2042	2043	2044	2045	2046	2047
Portion A distributed energy (000 MWh)	2,321	2,405	2,492	2,583	2,677	2,775	2,876
Portion A tariff (R$/MWh)	676	705	734	763	795	829	863
Portion A	1,569,565	1,694,439	1,828,835	1,971,999	2,129,150	2,298,919	2,482,480
Portion B distributed energy (MWh)	2,321	2,405	2,492	2,583	2,677	2,775	2,876
Portion B tariff (R$/MWh)	213	221	228	232	241	250	259
Portion B	493,494	530,554	568,092	599,180	645,073	693,643	745,931
Other revenues	12,997	13,578	14,185	14,820	15,482	16,174	16,897
Sale of excess contracted energy	-	-	-	-	-	-	-
Sectorial Charges	(9,043)	(9,426)	(9,824)	(10,240)	(10,673)	(11,125)	(11,595)
Total net operating revenues	**2,067,013**	**2,229,146**	**2,401,289**	**2,575,758**	**2,779,032**	**2,997,612**	**3,233,713**

Table 84 – Operating costs projections

Operating costs (000 R$)	2017	2018	2019	2020	2021	2022
Energy acquisiton (000 MWh)	1,438	1,669	1,603	1,385	1,420	1,473
Average cost (R$/MWh)	203	212	222	231	241	251
Energy cost	292,380	354,242	355,068	320,066	342,247	369,993
Transportation costs	-	-	-	-	10,703	19,696
% Energy cost	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*3.1%*	*5.3%*
Total costs	**292,380**	**354,242**	**355,068**	**320,066**	**352,950**	**389,689**
% Net Operating revenues	*78.6%*	*66.5%*	*64.3%*	*59.9%*	*60.1%*	*60.3%*

Operating costs (000 R$)	2023	2024	2025	2026	2027	2028
Energy acquisiton (000 MWh)	1,502	1,532	1,579	1,628	1,685	1,743
Average cost (R$/MWh)	262	273	284	296	309	322
Energy cost	393,072	417,998	449,061	482,707	520,729	561,316
Transportation costs	21,158	22,710	24,361	26,168	28,328	30,359
% Energy cost	*5.4%*	*5.4%*	*5.4%*	*5.4%*	*5.4%*	*5.4%*
Total costs	**414,229**	**440,708**	**473,422**	**508,875**	**549,057**	**591,675**
% Net Operating revenues	*60.4%*	*63.8%*	*64.4%*	*65.0%*	*65.8%*	*66.9%*

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Operating costs (000 R$)	2029	2030	2031	2032	2033	2034
Energy acquisiton (000 MWh)	1,799	1,859	1,919	1,981	2,045	2,109
Average cost (R$/MWh)	336	350	365	380	396	413
Energy cost	604,002	650,459	699,900	753,122	810,228	870,945
Transportation costs	31,317	33,846	36,549	39,469	42,519	45,378
% Energy cost	*5.2%*	*5.2%*	*5.2%*	*5.2%*	*5.2%*	*5.2%*
Total costs	**635,319**	**684,305**	**736,450**	**792,592**	**852,746**	**916,323**
% Net Operating revenues	*68.9%*	*69.1%*	*69.2%*	*69.4%*	*69.9%*	*71.8%*

Operating costs (000 R$)	2035	2036	2037	2038	2039	2040
Energy acquisiton (000 MWh)	2,179	2,257	2,338	2,421	2,505	2,595
Average cost (R$/MWh)	430	449	468	487	508	529
Energy cost	937,757	1,012,391	1,092,984	1,179,761	1,272,380	1,373,778
Transportation costs	49,006	52,925	57,158	61,655	66,194	71,495
% Energy cost	*5.2%*	*5.2%*	*5.2%*	*5.2%*	*5.2%*	*5.2%*
Total costs	**986,763**	**1,065,316**	**1,150,142**	**1,241,416**	**1,338,575**	**1,445,273**
% Net Operating revenues	*71.8%*	*72.0%*	*72.2%*	*72.8%*	*75.3%*	*75.4%*

Operating costs (000 R$)	2041	2042	2043	2044	2045	2046	2047
Energy acquisiton (000 MWh)	2,688	2,784	2,884	2,985	3,092	3,204	3,320
Average cost (R$/MWh)	552	575	600	625	651	679	708
Energy cost	1,483,300	1,601,604	1,729,012	1,865,041	2,013,998	2,174,928	2,348,952
Transportation costs	77,221	83,409	89,999	96,718	104,479	112,867	121,933
% Energy cost	*5.2%*	*5.2%*	*5.2%*	*5.2%*	*5.2%*	*5.2%*	*5.2%*
Total costs	**1,560,521**	**1,685,014**	**1,819,011**	**1,961,759**	**2,118,477**	**2,287,795**	**2,470,885**
% Net Operating revenues	*75.5%*	*75.6%*	*75.8%*	*76.2%*	*76.2%*	*76.3%*	*76.4%*

Table 85 – Gross Profit projections

Gross profit (000 R$)	2017	2018	2019	2020	2021	2022
Net Revenues	371,048	532,963	552,141	534,710	587,365	645,859
Total costs	(292,380)	(354,242)	(355,068)	(320,066)	(352,950)	(389,689)
Gross profit	**78,668**	**178,721**	**197,073**	**214,644**	**234,415**	**256,169**
% Gross margin	*21.2%*	*33.5%*	*35.7%*	*40.1%*	*39.9%*	*39.7%*

Gross profit (000 R$)	2023	2024	2025	2026	2027	2028
Net Revenues	685,278	690,398	734,895	782,618	834,924	884,890
Total costs	(414,229)	(440,708)	(473,422)	(508,875)	(549,057)	(591,675)
Gross profit	**271,049**	**249,690**	**261,473**	**273,743**	**285,867**	**293,215**
% Gross margin	*39.6%*	*36.2%*	*35.6%*	*35.0%*	*34.2%*	*33.1%*

Gross profit (000 R$)	2029	2030	2031	2032	2033	2034
Net Revenues	921,631	990,954	1,063,737	1,141,873	1,219,317	1,276,695
Total costs	(635,319)	(684,305)	(736,450)	(792,592)	(852,746)	(916,323)
Gross profit	**286,311**	**306,649**	**327,288**	**349,281**	**366,571**	**360,372**
% Gross margin	*31.1%*	*30.9%*	*30.8%*	*30.6%*	*30.1%*	*28.2%*

Gross profit (000 R$)	2035	2036	2037	2038	2039	2040
Net Revenues	1,373,490	1,479,454	1,593,656	1,704,829	1,776,802	1,916,762
Total costs	(986,763)	(1,065,316)	(1,150,142)	(1,241,416)	(1,338,575)	(1,445,273)
Gross profit	**386,728**	**414,138**	**443,514**	**463,413**	**438,228**	**471,489**
% Gross margin	*28.2%*	*28.0%*	*27.8%*	*27.2%*	*24.7%*	*24.6%*

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Table 89 – Cash Flow Projection

Cash Flow (000 R$)	2017	2018	2019	2020	2021	2022
EBITDA	(157,488)	(81,262)	(30,204)	19,839	59,892	96,238
Income Tax	-	-	-	(933)	(8,690)	(17,085)
Working capital needs	(23,116)	(56,383)	30,130	40,554	27,841	34,385
Other adjustments	(7,151)	4,088	28,449	7,435	-	-
CAPEX	(21,074)	(107,630)	(36,986)	(25,801)	(27,591)	(28,545)
Free Cash Flow for the Firm	**(208,829)**	**(241,187)**	**(8,612)**	**41,094**	**51,451**	**84,992**

Cash Flow (000 R$)	2023	2024	2025	2026	2027	2028
EBITDA	124,927	115,662	138,213	160,995	182,873	183,256
Income Tax	(23,686)	(20,606)	(25,844)	(31,513)	(36,459)	(36,228)
Working capital needs	42,468	(76)	(663)	(711)	(780)	(745)
Other adjustments	-	-	-	-	-	-
CAPEX	(22,062)	(12,125)	(20,133)	(28,798)	(30,016)	(35,628)
Free Cash Flow for the Firm	**121,647**	**82,855**	**91,572**	**99,973**	**115,618**	**110,656**

Cash Flow (000 R$)	2029	2030	2031	2032	2033	2034
EBITDA	168,552	180,857	193,041	206,278	214,745	198,450
Income Tax	(32,442)	(35,041)	(37,429)	(39,969)	(41,530)	(37,414)
Working capital needs	(548)	(1,033)	(1,085)	(1,165)	(1,154)	(855)
Other adjustments	-	-	-	-	-	-
CAPEX	(23,762)	(43,210)	(64,260)	(66,978)	(33,386)	(18,348)
Free Cash Flow for the Firm	**111,800**	**101,573**	**90,267**	**98,167**	**138,674**	**141,832**

Cash Flow (000 R$)	2035	2036	2037	2038	2039	2040
EBITDA	214,036	229,956	247,283	254,092	215,003	233,430
Income Tax	(43,595)	(47,475)	(51,196)	(52,369)	(42,677)	(46,609)
Working capital needs	(1,443)	(1,580)	(1,702)	(1,657)	(1,073)	(2,086)
Other adjustments	-	-	-	-	-	-
CAPEX	(30,468)	(43,580)	(45,424)	(53,916)	(35,960)	(65,390)
Free Cash Flow for the Firm	**138,530**	**137,322**	**148,961**	**146,150**	**135,293**	**119,345**

Cash Flow (000 R$)	2041	2042	2043	2044	2045	2046	2047
EBITDA	252,605	273,597	294,865	307,427	333,535	361,086	391,157
Income Tax	(50,445)	(54,567)	(59,068)	(62,244)	(68,893)	(75,294)	(82,138)
Working capital needs	(2,240)	(2,417)	(2,566)	(2,601)	(3,030)	(3,258)	(3,519)
Other adjustments	-	-	-	-	-	-	-
CAPEX	(97,245)	(101,358)	(50,524)	(27,767)	(46,108)	(65,950)	(68,740)
Free Cash Flow for the Firm	**102,675**	**115,255**	**182,707**	**214,815**	**215,504**	**216,583**	**236,759**

Table 90 – Terminal Value

Indemnity (000 R$)	fev/48
Indemnity	898,174
Income tax	(74,959)
Net Compensation	**823,214**
Remaining Value - Portion B	16,645
Terminal Value	**839,859**

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Table 91 – Valuation Results

     Additionally, the projection meets the Efficiency Criteria in relation to the Financial Management considering the period of contractual obligations. In the following table, the inscription “No” indicates the non compliance with the criteria established under the terms of the new concession contract.

Table 92 – Financial covenants

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6.6. Sensitivity

The table below presents the results of the sensitivity analysis for the main assumptions.

Table 93 – Sensitivity Analysis

     The table shows the variation of the Enterprise Value as follows: (i) when the projected demand growth increases or decreases by one standard deviation; (ii) when the operational costs increase or decrease by 5%; (iii) when the energy losses increase or decrease by 5%; (iv) when investment (CAPEX) increases or decreases by 5%; and (v) when the discount rate increases or decreases by 0.5%. Except for sensitivity (v), the other assumption changes were considered only in the 10 first years of the new contract. It is important to note that the effects presented above are individually observed and also combined two by two in the sensitivity matrix

As presented in the sensitivity matrix, the valuation is mainly impacted by a variation in operating costs (“PMSO”) in the first concession years, especially in the worst-case scenario.

     The Discount rate also presented a significant impact on the result, with symmetric effects in the best-case and worst-case scenarios.

     The variation of energy losses, investments (CAPEX) and market demand presented a lower impact on the results.

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7.	References
[1]	F. BV, “Folha BV,” [Online]. Available: http://www.folhabv.com.br/. [Acesso em 30 03 2017].
[2]	“Roraima de fato.,” [Online]. Available: http://roraimadefato.com/main/historico-de-roraima/. [Acesso em Consulta feita em 12/04/2017].
[3]	“Memória da Eletricidade,” [Online]. Available: http://memoriadaeletricidade.com.br/default.asp?pag=5&codTit1=44383&pagina=destaques/linha/1964- 1990&menu=377&menunome=1964-1990#44383. [Acesso em Consulta feita em 12/04/2017].
[4]	D. O. d. União, 12 05 2014. [Online]. Available: http://pesquisa.in.gov.br/imprensa/jsp/visualiza/index.jsp?data=12/05/2014&jornal=1&pagina=81&totalAr quivos=128. [Acesso em 06 04 2017].
[5]	“Eletrobras Distribuição Roraima - EDRR,” [Online]. Available: http://internet.boavistaenergia.gov.br/empresa/historia/. [Acesso em Consulta realizada em 12/04/2017].
[6]	“Companhia Energética de Roraima, CERR,” [Online]. Available: http://www.cerr.net.br/historia/#. [Acesso em Consulta realizada em 12/04/2017].
[7]	E. D. Roraima, “Reunião de Kickoff,” 2016.
[8]	Wikipédia, “Wikipédia - Roraima,” [Online]. Available: https://pt.wikipedia.org/wiki/Roraima. [Acesso em
06 04 2017].
[9]	“Relatório de Faturamento 2017,” Dados disponibilizados em 16/03 no Escritório Virtual.

[10 E. d. P. Energética, “Plano Nacional de Energia,” Rio de Janeiro, 2007.

]

[11] E. D. Roraima, “Plano Decenal,” Boa Vista, 2014.

[12	B. Mundial, “The Regulatory Challange of Asset VAluation: A Case Study from the Brazilian Electricity
]	Distribution Sector. Energy Working Notes. Energy and Mining Sector Board.,” 2004.
[13	PricewaterhouseCoopers, “Electricity Lines Business – ODV Valuation. Study for Unison Networks Limited,”
]	New Zealand, 2005.
[14	K. F. O. &. R. G. Israel, “Why Does Everyone Use the .05 Level of Significance?, Research Quarterly for
]	Exercise and Sport,” 1987.
[15	J. M. WOOLDRIDGE, “Econometric analysis of cross section and panel data. MIT Press.,” 2010.
]
[16	E. Roraima, “GTON, “Plano Anual de Operação dos Sistemas Isolados para 2017”,” 2016.
]

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ANNEX I – Extent of Responsibility

This report (the “Report”) was jointly prepared by PricewaterhouseCoopers Corporate Finane & Recovery Ltda. ("PwC CFR") and Siglasul Consultoria Ltda. (“SSU”) for the use of the Brazilian Development Bank ("BNDES") with the purpose of supporting the privatization process of the Distributors of Eletrobras System (the “Privatization”), in accordance with contract OCS 028/2017 of February 14, 2017 (the “Contract”).

     The Report was prepared based on the information and documents provided by the administration of Boa Vista Energia S.A. (the “Administration”). The works carried out do not constitute an exam performed according to the audit standards for financial statements; the works of financial valuation are not regulated and do not have specific determined standards and, for this reason, the procedures applied by us were determined in the Official Notice or aligned with BNDES where indicated in this Report.

     This analysis considers only one of several methods that may be used to calculate the valuation of a company, with nothing preventing the potential stakeholders from using their own valuation of the projects. Our analysis did not consider eventual synergies, strategic reasons, scale economies, or other benefits or drawbacks that eventual investors could experience in the event of a change of shareholding interests of the Company.

     Upon preparing the analysis, we used information and historical and projected data, not audited by the Consortium and provided in writing or orally by the Administration or obtained from the mentioned sources. Additionally, as every prediction is subjective and depends on individual judgment, being subject to uncertainties, we did not present predictions as specific results to be achieved.

Our work considered the contingencies considered in the other reports of diligences prepared by Consórcio Mais Energia B (the “Consortium”) under the terms of the Contract, that contain more detailed information.

     Our work was developed with the purposes described above, therefore, it should not be used for other purposes.

     In the event we become aware, at any time, of facts or information that had not been provided to us, we reserve the right to revise the calculations and the numerical results.

     We do not take responsibility for the update of our reports outside the terms provided in the Contract with BNDES.

     We do not take any responsibility, outside the legal hypotheses or hypotheses provided in the Contract executed with BNDES, for losses caused to BNDES, to Boa Vista Energia S.A., companies connected thereto, their shareholders, officers, or other parties, as a consequence of use of the data and information provided by Boa Vista Energia S.A., or obtained from other sources, or for the improper use of our reports that does not observe the disclaimers of the previous paragraphs.

     Finally, the provisions of Contract OCS no. 28/2017 (and its annexes) and the effective legislation were followed in the preparation of this Report, whose copyrights are granted to BNDES under the terms of art. 8 of Law no. 13.303/2016. All information transmitted in this document may be used and disclosed by BNDES, without any restriction.

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APPENDIX A – Socioeconomics Characterization of Boa Vista Concession Area

     In order to better characterize the area of activity of Boa Vista, socioeconomic information was collected and grouped into four data sets: (a) Demographic, Education and Employment; (b) Access to Services; (c) Income and (d) Violence. In the items that follow, we perform comparative analyses for each information collected from the company in relation to data observed in the North, Northeast regions and the Brazilian average. This comparison allows to evaluate the degree of similarity / divergence of the socioeconomic indicators of the company in relation to the regions where the companies of the Eletrobras group operate, as well as to compare with the national average.

a) Demographic Information, Education Level and Unemployment Rates

     Table 94 shows the number of municipalities, area, population, number of households, percentage of population living in rural areas, percentage of illiterate population and unemployment rate in the concession area of the distribution company as well as average data for Brazil and the North and Northeast Regions.

Table 94 – Demographic Information, Education Level and Unemployment Rates

		Area	Population	Density	Nº	%
	# of						% Popul.	Unemployment
					Households	Popul.
Region	Municipalities			(Inhab/			Illiterate	Rate
		(km2)	(thou)		(thou)	Rural
				km2)

RORAIMA	15	224,301	509	2.27	152	16%	10%	8%

BRAZIL	5,567	8,497,584	204,860	24.11	68,037	15%	9%	8%

NORTH	449	3,848,855	17,525	4.55	5,093	25%	11%	9%

NORTHEAST	1,794	1,554,291	56,639	36.44	17,836	27%	17%	9%

Sources: Data on the population was taken from the PNAD 2015. Number of municipalities and areas were obtained from INPE.

The unemployment rate was obtained in the IPEA / PNAD for the year 2014.

     The population of Roraima is concentrated mainly in urban centers (84% of the population), which means that there are large extensions of territory without population or widely dispersed rural areas. It is a state with the lowest demographic density in the country (only 2.27 inhabitants per km2).

b) Access to Services

     Table 95 presents, for Boa Vista as well as average data for Brazil and the North and Northeast Regions the percentages of households (i) without garbage collection; (ii) same for point "i" for urban areas; (iii) without water supply through networks; (iv) same for point "iii" for urban areas; (v) without sewage by networks or septic tank; (vi) same to point "v" for urban areas; and (vii) without electricity located in rural areas.

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Table 95 – Information about Access to Services

				%
	%	% Urb.	% Househols Households		%	% Urb.	% Rur.
Region	Househod	Households	Without	Urb.	Households	households	households
	s. without	without	Supply	without	without	without	without
	Col.	Gar. Col.	Water	Supply	Sewage	Sewage	Electric
			Grids		Networks/	Networks/
	Garbage			Water			Lighting
						Septic Tank
				Networks	Septic Tank
RORAIMA	17%	3%	14%	2%	9%	2%	8%

BRAZIL	10%	1%	15%	6%	19%	12%	2%

NORTH	21%	3%	40%	28%	38%	29%	7%

NORTHEAST	21%	3%	20%	7%	35%	23%	1%
Source: PNAD 2015.

     In Roraima, 17% of households have no garbage collection, 14% of the households do not have water supply through networks, 9% do not have access to the sewage network/septic tanks and Regarding electric lighting, 8% of rural households do not have access to power, pointing for an indicatorabove regional and national percentages.

c) Income

     Table 96 presents the (i) percentage of households with incomes of up to 2 Minimum Wages (M.W.); (ii) percentage of people living in households with a per capita income below the poverty line49; (iii) average household income per capita and (v) GDP (Gross Domestic Product) per capita.

	Table 96 – Information about Income

		% Pop.	Average
	%			GDP per
Region	Households.	Below	Domicile	capita
	w/ Income Up	Poverty	Income per	(R$)
	to 2 M.W.	Line	capita (R$)

RORAIMA	44%	16%	946.82	18,496
BRAZIL	39%	13%	1,152.24	26,446
NORTH	51%	22%	782.76	17,213
NORTHEAST	58%	20%	730.24	12,955

Sources: Domiciles with income up to 2 S.M. PNAD 2015. % Pop. Below Poverty Line and Average Household Income per capita IPEA / PNAD 2014; GDP per capita Datasus / IBGE 2013.

     The state shows a proportion of households with an average income of up to 2 minimum wages s above the national average but below indicators for the North and Northeast regions.

49 Equivalent to two times the line of extreme poverty. The Line of Poverty is based on an estimate of the value of a food basket with the minimum calories needed to adequately supply a person based on World Health Organization

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Similarly, the average household income per capita and GDP per capita are below the national averages, though above regional levels. Thus, Roraima stands-out as in relation to income indicators among the states of the North and Northeast regions.

d) Violence

     Table 97 shows the number of deaths per aggression per 100 thousand inhabitants registered in the year 2014. Note that Roraima is slightly above the national average and below the regional averages.

Table 97 – Information about Violence

Deaths
Region
due to
Assault
RORAIMA	32.0
BRAZIL	29.4
NORTH	34.3
NORTHEAST	41.6

Source: Datasus/IBGE 2014.

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APPENDIX B – Market Projection Methodologies

     This Appendix contains the detailed explanation of each methodology used upon market projection for Boa Vista.

a) Box & Jenkins

Where:

p indicates the number of orders of the autoregressive process;

d number of differences to obtain the stationary series;

q represents the number of orders of the moving average process; and

s seasonality period.

The capital letters represent even significato, being applied the seasonal part of the series.

The following are some possibilities of models from this methodology.

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Equation 51 - Box & Jenkins Methodology Models

     It is also possible to add components that capture the trend and auxiliary variables assoicated with the historical series, the so-called SARIMAX models.

b) ETS (Expoential Smothing)

     From this approach, known as State Space Models, it is possible to build models that capture the structure of trend, seasonality, and error of time series, which may be additive or multiplicative (and damped or not in both cases) forming a varied group of possibilities. The parameters of the model are obtained from 3 equations.

Equation 52 - ETS Model
lt = αPt + (1 - α)Q
bt = βRt + (Φ - β)bt-1
st = γTt + (1 - γ)st-m

     Where lt denotes the level of the series in time t, bt indicates the trend in time t, and st corresponds to the seasonal component of the series in time t (where m denotes seasonality index in the year). The values of Pt, Qt, Rt, and Tt vary according to the chosen model. But α, β, γ, and Φ are constants to be estimated to the prevision equations.

     The ETS model includes the family of Exponential Models (Table 85) with the additional possibility of modeling the error component.

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Table 98 – Family of Exponential Models

Source: Adapted from http://robjhyndman.com/talks/RevolutionR/6-ETS.pdf.

Such models present some specific names, namely:

N,N: Simple exponential smoothing

A,N: Holt’s linear method

Ad,N: Additive damped trend method

M,N: Exponential trend method

Md,N: Multiplicative damped trend method

A,A: Additive Holt-Winters’ method

A,M: Multiplicative Holt-Winters’ method

     The State Space Models also enable the differentiated treatment of the error component, which may be additive or multiplicative, and which increases the variability of options for the projection of time series. The following are some models:

A,N,N: Simple exponential smoothing with additive errors

A,A,N: Holt’s linear method with additive errors

A,A,A: Additive Holt-Winters’ method with additive errors

A,Ad,N: Damped trend method with additive errors

M,A,N: Holt’s linear method with multiplicative errors

M,A,M: Multiplicative Holt-Winters’ method with multiplicative errorsDynamic Models

c) Dynamic Models)

     The Dynamic Models of Linear Regression applied in time series, enable combining the use of auxiliary variables, components of trend, seasonality, and self-regressive parameters, to make

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predictions using Ordinary Least Squares (OLS). The time series yt may be expressed by a constant Ã0 plus a self-regressive part that depends on the dephased value of the series plus a coefficient multiplied by the auxiliary variable and added to the error term.

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APPENDIX C - Selection of Models for Market Projections

     The selection of models to perform market projections was made from the selection of models that would present greater strength among the set of models estimated in each distributor and market. It should be noted that the historical series of consumption per class (MWh) presented very strange characteristics, especially due to the economic crisis experienced by Brazil, resulting in greater variability of the sets of data, structural and momentary breaks, modifying the standard and level of the series, diverging from historical standards previously experienced, and increasing the difficult of finding an ideal regression model to perform forecasts.

     The models were selected within the set of adjusted models considering: the most adequate methodology to be deployed; the use of transformations in the historical series; the need of use of auxiliary variables; the analysis of the information criteria; the analysis of the residuals; and the value of the need of change in the period of the observed historical series, in order to obtain more robust models.

     Statistical tests were used in the analysis of the residuals to check assumptions of non-correlation of errors, heteroscedasticity, and normality, namely: Ljung-Box, Durbin-Watson, Arch, and Jarque Bera tests. Additionally, the residuals of the models were analyzed, through serial autocorrelation graphs and histograms. In the cases of the statistical tests, the greater the p-value, the greater the evidence of non-violated assumptions. To fix a base value, the significance level of 1% was used (0.01).

     Considering all aspects presented, the purpose was to find the most robust forecast models within each market and class. Below are the p-value of the statistical tests carried out in each distributor and class of the final models used in the projections, which were elected as most adequate among the possibilities and specificities of each historical series.

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Table 99 – Statistical Indicators

Distributor	Class	Autocorrelation	Heteroscedasticity	Normality
AmE	Residential	0.676	0.669	0.946
	Industrial	0.058	0.735	0.064
	Commercial	0.957	0.986	0.136
	Rural	0.418	0.46	0.001
	Public Entity	0.852	0.086	0.001
	Public Lighting	0.140	0.245	0.001
	Public Service	0.007	0.03	0.000001
	Self consumption	0.34	0.514	0.557
ELETROACRE	Residential	0.748	0.178	0.54
	Industrial	0.929	0.0084	0.6287
	Commercial	0.629	0.268	0.369
	Rural	0.070	0.702	0.314
	Public Entity	0.121	0.911	0.224
	Public Lighting	0.999	0.960	0.0000001
	Public Service	0.921	0.345	0.0001
	Self consumption	0.847	0.978	0.234
CEPISA	Residential	0.050	0.285	0.519
	Industrial	0.386	0.53	0.788
	Commercial	0.908	0.617	0.797
	Rural	0.503	0.667	0.06
	Public Entity	0.109	0.344	0.255
	Public Lighting	0.104	0.144	0.3
	Public Service	0.134	0.577	0.007
	Self consumption	0.268	0.779	0.108
CEAL	Residential	0.307	0.661	0.739
	Industrial	0.002	0.141	0.019
	Commercial	0.977	0.623	0.3388
	Rural	0.735	0.983	0.0032
	Public Entity	0.503	0.548	0.003
	Public Lighting	0.603	0.997	0.0001
	Public Service	0.467	0.686	0.328
	Self consumption	0.547	0.958	0.22
Ceron	Residential	0.987	0.399	0.688
	Industrial	0.815	0.8343	0.010
	Commercial	0.081	0.701	0.646
	Rural	0.278	0.452	0.428
	Public Entity	0.007	0.361	0.386
	Public Lighting	0.607	0.992	0.00003
	Public Service	0.137	0.850	0.803
	Self consumption	0.002	0.407	0.053
Boa Vista	Residential	0.813	0.634	0.88
	Industrial	0.757	0.856	0.001
	Commercial	0.007	0.814	0.2329
	Rural	0.123	0.732	0.325
	Public Entity	0.289	0.942	0.00001
	Public Lighting	0.819	0.809	0.152
	Public Service	0.289	0.942	0.00002
	Self consumption	0.953	0.998	0.000005
Source: Self prepared.

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APPENDIX D – Alternative Models Not Selected

     As mentioned throughout the report, the construction of the models used for market projections started from the initial assumptions for each consumption class. In case the models resulting from such initial assumptions did not satisfy economic and/or statistical consistency criterias, alternative approaches were adopted.

     For the residential class, the initial option was the construction of models using as an auxiliary variable the number of consumer units in the concession area. In situations where this variable was not significant or exhibited some other statistical inconsistency or if the projections were inconsistent with the economic and energy expectations for the concession area, the population variable was used.

     For Boa Vista (Capital), as can be seen in Table 100, the variable consumer units presented a higher p-value than the population variable. In general, among the concessionaires considered this was the usual result. Thus, we chose models that used population as an auxiliary variable.

	Table 100 – Residential Class: Boa Vista (Capital)

Class	Variables	Coefficient	P-value	Variables	Coefficient	P-value

Residential		Box & Jenkins			Box & Jenkins
	Constant	-3 1.1028	<0.001	MA 1	-0.8676	0.0000
	A R1	0.2742	0.008	SMA 1	-0.7482	0.0000
	SA R1	0.3831	0	ln (UC Residential)	0.9407	0.3938
	SA R2	0.2139	0.049
	ln (Population)	3 .25	<0.001

	MA PE	5 . 4 4%		MA PE	-
	Autocor .	Heteroc.	Norm .	Autocor .	Heteroc.	Norm .
	0.813	0.634	0.88	-	-	-

Source: Self prepared.

     For the industrial class, the initial models were set up using the GDP auxiliary variable, which proved to be consistent for Boa Vista (Capital) in statistical and economic terms.

Table 101 – Classe Industrial: Boa Vista (Capital)

Industrial	Box & Jenkins
Constant	-258.3618	0.007
A R1	0.3917	0.002
A R2	0.233425	0.059
ln (GDP)	64.03026	<0.001

MA PE	7 . 80%
A u t oc or .	H et er oc .	Norm .
0.757	0.856	0.001
Source: Self prepared.

     For the commercial class, as the industrial one, the use of GDP was initially chosen as an auxiliary variable. The model estimated with Box & Jenkins did not prove to be statistically significant only with the GDP as an auxiliary variable. For this reason, we opted for s testing a

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model considering the GDP as well as population, which allowed the estimation of an adequate model.

	Table 102 – Commercial Class: Boa Vista (Capital)

Commercial		Box & Jenkins			Box & Jenkins
	Constant	-93.0617	<0.001	A R1	-0.5214	0.0000
	SA R1	0.820575	<0. 001	SA R1	0.8398	0.0000
	SMA 1	-0. 52831	0.059	SMA 1	-0.4732	0.0185
	ln (Population)	8.411862	<0.001	ln (GDP)	0.5827	0.3699
	ln (GDP)	0.638932	0.1715

MA PE	5 , 0 5%		MA PE
Autoor.	Heteroc.	Norm .	Autocor .	Heteroc.	Norm .
0.007	0.814	0.2329

Source: Self prepared.

     For the rural class, GDP or population was tested alternately depending on the characteristics of the class in the concession area (subsistence crops or large agricultural crops with high proportion of irrigating clients). For Boa Vista (Capital), the option was for a model with GDP that generated projections more consistent with economic expectations for the concession area (gradual recovery and growth without short-term shocks), in addition to presenting better statistics for the model’s residuals.

Table 103 – Classe Rural: Boa Vista (Capital)

Source: Self prepared.

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Graph 32 - Rural Class Boa Vista (Capital): growth rates accumulated in 12 months

Source: Self prepared.

     For utilities and public entities classes, the use of two auxiliary variables was evaluated: GDP or population. For Boa Vista (Capital), the model for public entities with the use of population and GDP was not statistically adequate. Thus the option was for a univariate model based on a state space modeling (MAPE reduced in relation to the alternatives).

     For the public services class, the initial option was the use of population which provided significant estimation for Boa Vista (Capital).

	Table 104 – Public Entities Class: Boa Vista (Capital)

Public Entities	ETS (M,A,M)	Box & Jenkins				Box & Jenkins
α	-0,6 308	SAR1	-0.6 308	0.0000	AR1	0.1641	0.122
β	-0.2803	SAR2	-0.2803	0.0308	SAR1	0.2492	0.01 7
γ	0.0046	ln(Population)	0.0046	0.0000	SAR2	0.2571	0.038
					Constant	1 .4648	0.000
					ln(GDP)	0.0017	0.000

MAPE	6.21%		MAPE	1 0.7 1%		MAPE	7 ,3 9%
Autocor.	Heteroc.	Norm .	Autocor.	Heteroc.	Norm .	Autocor.	Heteroc.	Norm .
0.2 89	0.942	1 E-05	2 E-16	4 E-08	1 E-10	0.509	0.904	0.89 5

Source: Self prepared.

	Table 105 – Public Services Class: Boa Vista (Capital)

Source: Self prepared.

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     It should be noted that the markets for Public Lighting and Own Consumption classes were projected by univariate models. Therefore, there was no use of auxiliary variables.

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APPENDIX E – Model of Accrued DEC and FEC Indicators

Regression statistics
R Multiple	0.440496416
R-Squared	0.194037093
Adjusted R-squared	0.177246199
Standard error	2.329455497
Notes	50

ANOVA
	gi	SQ	MQ	F	Sig. F
Regressiono	1	62.70754187	62.70754187	11.55609068	0.001367521
Waste	48	260.4654197	5.42636291
Total	49	323.172929616

	Coff	Stand Error	Stat t	P value	95% Inferior	95% superior
Intersection	-0.317407401	0.754810516	-0.420512691	0.675987671	-1.83505566	1.200240858
DEC	-0.112991101	0.033238297	-3.399425052	0.001367521	-0.179821177	-0.046161025

SUMMARY OF RESULTS
Regression statistics
R Multiple	0.58063952
R-Squared	0.337142252
Adjusted R-squared	0.3267851
Standard error	1.989398674
Notes	66
ANOVA
	gi	SQ	MQ	F	Sig. F
Regressiono	1	128.8298406	128.8298406	32.55163605	3.21057E-07
Waste	66	253.2962534	3.957707084
Total	65	382.123094

Coff	Stand Error	Stat t	P value	95% Inferior	95% superior

Intersction	-0.104352019	0.451733643	-0.231003426	0.818049043	-1.006793713	0.798089675
FEC	-0.125368804	0.021973694	-5.705404109	3.21057E-05	-0.169266303	-0.08147304

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APPENDIX F – Concepts and Methods for BRR Valuation

     In relation to the methods of BRR valuation, there are four main approaches used by the regulators in Brazil and in other countries: (i) the economic or market value; (ii) the replacement cost; (iii) the combination between the economic and replacement methods, resulting in a hybrid approach; and (iv) valuation based on comparison of BRR with similar companies.

Methods Based on the Economic or Market Value

     The methods based on the economic value, also called market value, aim at determining the price the investors would be willing to pay for the company or, in other words, the capacity of the company’s assets to generate wealth.

The economic value of the assets may be estimated from three methodologies:

i.	Auction Bid: corresponds to the minimum bid value of the sale auction or to the winning bid. Only applicable in the cases where there is a bidding process of sale of the assets, as in the case of privatizations. Its value shall coincide with the net present value of the expected cash flow from the point of view of the winner of the auction or the minimum bidder. This method was used by ARSESP (Regulatory Agency of Sanitation and Energy of the State of São Paulo) in the definition of the value of BRR of COMGÁS (Companhia de Gás de São Paulo) [12].
ii.	Net Present Value (VPL): defined as the sum of the present values of the estimated flows of expenses, taxes, investments, and revenues of the company, calculated with a discount rate (Weighted Average Cost of Capital - WACC). Its preparation requires several assumptions to the projections of the different components of costs and expenses of the regulated company.
iii.	Share Value: it consists of the value estimated by the quotation of the company's shares negotiated on a stock exchange. Although it is a simple parameter, it only represents part of the company's value: the business value under the point of view of the shareholder. Therefore, it excludes the debt value, which is added in separately. This method was used by the electric power and channeled gas and sanitation Regulators of the United Kingdom, OFGEM (Office of Gas and Electricity Markets) and OFWAT (Water Services Regulation Authority), respectively.

Methods Based on the Replacement Cost

The replacement cost method is focused on the physical, taking into account the valuation of existing assets or the design of the optimum configuration of the infrastructure. Therefore, these methods are different from the economic value, which focuses on the value itself.

There are four main methodologies to estimate the replacement cost:

i.	Historical Corrected Costs (Current Cost Valuation - CCV): it involves the adoption of the original acquisition price (from the accounting records), depreciated based on the service life and updated by monetary indicator (sector or general). The updating of the book value is required when, as occurs in Brazil, the accounting standards do

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not allow the indexation of the acquisition value of fixed assets. This method is adopted in the regulation of sanitation in Colombia and of Melbourne Water in Australia. It is also used in the regulation of the services of electric power distribution and transmission in Norway and The Netherlands. In the Netherlands, this method is also applied to the regulation of natural gas.
ii.	Depreciated Replacement Cost (DRC): consists of the cost of replacing each asset with a new one that performs the same services and that has the same capacity as the existing asset, replacing it in identical conditions—that is, without considering technological innovations. Additionally, the depreciation is discounted, representing a deduction for the physical deterioration of the asset and its obsolescence. This method is used in the regulation of some sanitation companies of Australia such as the South East Queensland Water and Hobart Water.
iii.	Depreciated Optimized Replacement Cost (DORC): this measures the current cost of replacing each asset, taking into account the remaining service life and the best technological and economical options existing. It involves the adaptation of the assets to the demand (such as, for example, using use indexes), the revaluation of the assets to the price of new and the consideration of their accumulated depreciation according to the service life elapsed. Such method is used by ARSESP in the regulation of sanitation to SABESP (Companhia de Saneamento Básico do Estado de São Paulo) and by ANEEL in the electric power distribution [15].
iv.	New Replacement Cost - VNR (Gross Optimized Replacement Cost - GORC): this is the result of an optimization process of bottom-up engineering and economic parameters. It does not take into consideration the age of the assets, but simulates the assets that would be operated by a new hypothetical and efficient provider, with
current	costs and technologies. This method, also called Reference Company, is
applied	in Chile, either in the regulation of electric power distribution or sanitation.
It	was also applied by ADASA (Agência Reguladora de Águas, Energia e Saneamento
do	Distrito Federal - Regulatory Agency of Water, Energy, and Sanitation of Distrito
Federal)	in the regulation of the sanitation services provided by CAESB (Companhia
de	Saneamento Ambiental do Distrito Federal). In the case of CAESB, the Regulator
aimed	at respecting the technological history of the investments made [15].

Hybrid Methods

     Hybrid methods correspond to combinations of cost-effective and replacement cost methods. Usually have the combined pros and cons of the two methods. There are two main approaches:

i.	Optimized Deprival Value (ODV): this consists of the lowest value between the economic value and the replacement cost. Such method is used by the Commerce Commission in regulation of the services of electric power distribution and transmission in New Zealand [13].

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ii.	Rolling Forward: this represents the shielding of the initial base, defined from any of the methods previously detailed, and subsequent update of the shielded values until the date of each tariff revision, taking into consideration the monetary indexing, the deduction of the write-offs, the depreciation, and the additions (whose methods may be different from those used for the initial base). This method converts the initial asset into a kind of financial asset. Once incorporated to the BRR, the price of the asset is not reassessed again nor is technological change incorporated.
This method is used by ANEEL in the valuation of the BRR of the electric power distributors in Brazil.

Comparison Value Method

     This method is determined from the values associated to the BRR of similar companies with a sample of comparable assets. To its calculation, it is required the establishment of a benchmarking and the gathering of the values defined to the BRR of other companies.

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APPENDIX G – Company’s Debt Overview

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Privatization of Eletrobras System Distributors

Product 7 – Boa Vista Technical-Operational Evaluation Report (Capital and Rural)

Mais Energia B Consortium

To

National Bank for Economic and Social Development ("BNDES")
Av. República do Chile, 100
Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves - OCS 028/2017 Agreement Manager

June 2017

Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and the Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The result of our work is detailed in this document "Product 07: BOA VISTA Technical-Operational Evaluation Report ("Report"), dated June 2017.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8,893, in BOA VISTA's evaluation, in accordance with the Agreement, and was based on information provided by BOA VISTA's management and on the premise that this information is true and complete. This information was not subject to testing or verification, except where expressly stated within the scope of our work.

In case the Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

Siglasul Consultoria Ltda., as member of the Consortium

_________________________
Luis Fernando Alvarez

________________________
Leonardo Campos Filho

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This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary

1.	Executive summary	6
2.	Company operational characterization and diagnosis	9
2.1.	Characterization of the company's area of activity	10
2.2.	Geoelectric Characterization of the Concession	18
2.3.	Incorporation of CERR's area of activity	23
2.4.	Utility's Consumer Market Analysis	23
2.5.	Operating Indicators	30
2.6.	Energy Purchase and Sale Indicators	37
2.7.	Asset Conditions	41
2.8.	Critical points observed during the field visit and challenges for new utilities	42
3.	Five-Year Investment Plan ("PIQ")	43
4.	References	48
APPENDIX A - Socioeconomic Characterization of the Concession Area		49
APPENDIX B - Consumer Market		52
APPENDIX C - Response to Emergencies		53

Figures

Figure 1 - State of Roraima (Capital Highlighted)		11
Figure 2 - Federal and State Highways of Roraima		14
Figure 3 - Cumulative Total Precipitation for the Brazilian States		17
Figure 4 - Average Temperatures Observed for the Brazilian States		17
Figure 5 - National Interconnected System		19
Figure 6 - Topology of the Boa Vista System (Capital)		21
Figure 7 - Topology of the Rural Roraima State System		22
Figure 8 - Rate Groups and Categories		52

Graphs
Graph 1 - Total Road Density (km/km²)		13
Graph 2 - Percentage of Existing and Planned Roads in 2015		14
Graph 3 - Competitiveness of Generation Sources		19
Graph 4 - DEC Determined Indicator and Limits (Boa Vista - Capital)		32
Graph 5 - FEC Determined Indicator and Limits (Boa Vista - Capital)		32
Graph 6 - DEC Determined Indicator and Limits (Boa Vista - Rural)		33
Graph 7 - FEC Determined Indicator and Limits (Boa Vista - Rural)		33

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Graph 8 - Evolution of the product quality indicator (DRCE) - Boa Vista (Capital)	34
Graph 9 - Evolution of the product quality indicator (DRPE) - Boa Vista (Capital)	34
Graph 10 - Regulatory Technical Losses on Injected Energy (Boa Vista – Capital)	36
Graph 11 - Comparison between Non-Technical Real and Regulatory Losses on the BT Market (Boa Vista – Capital)	36
Graph 12 - Evolution of Base Energy, Bilateral and CCEAR and the percentage of Required Energy recognized by the
Energy Rate	40
Graph 13 - Time to Respond to Emergencies (Boa Vista - Capital)	53
Graph 14 - Evolution of the Number of Total Emergencies and those with Power Outage (Boa Vista - Capital)	54
Graph 15 - Time to Respond to Emergencies (Boa Vista - Rural)	54
Graph 16 - Time to Respond to Emergencies (Boa Vista - Rural)	55

Tables
Table 1 - Five-year Investment Plan - Base Scenario	9
Table 2 - Five-year Investment Plan - Alternative Scenario	9
Table 3 - Roraima Road Indicators	15
Table 4 - Climatic Characteristics of Boa Vista's Concession Area	16
Table 5 - Evolution of the Number of Consumers by Voltage Level, Boa Vista (Capital)	24
Table 6 - Evolution of the Market by Voltage Level, Boa Vista (Capital)	24
Table 7 - Evolution of Revenue by Voltage Level, Boa Vista (Capital)	25
Table 8 - Evolution of NUC by Rate Class, Boa Vista (Capital)	25
Table 9 - Evolution of the Market by Rate Class, Boa Vista (Capital)	26
Table 10 - Evolution of the Average Market by Rate Class, Boa Vista (Capital)	26
Table 11 - Evolution of Revenue by Rate Class, Boa Vista (Capital)	27
Table 12 - Number of Consumers and Revenue by Rate Class, Boa Vista (Capital)	27
Table 13 - Number of Consumers, Market and CERR Revenue by Voltage Level (2014)	28
Table 14 - Number of Consumers, Market and CERR Revenue by Rate Class (2014)	29
Table 15 - Evolution of the Energy Market in Rural Roraima State (MWh)	29
Table 16 - Evolution of Consumer Units in Rural Roraima State	30
Table 17 - Compensations for Breach of Quality of Service Indicators (Boa Vista - Capital)	31
Table 18 - Compensations for Breach of Individual Product Quality Indicators (Boa Vista - Capital)	35
Table 19 - Results of Regulated Required Energy (MWh) from 2012 to 2016.	39
Table 20 - Results of Contracted Energy (MWh) from 2012 to 2016.	39
Table 21 - Investments in Progress in the Year 2017 by Type of Project	44
Table 22 - Base Scenario: Projection of Five-Year Investments (Detailed Resources by Type of Project)	45
Table 23 - Projects Anticipated from 2023 to 2022 for Preparing the Five-Year Plan	46
Table 24 - Alternative Scenario: Projection of Five-Year Investment (Resources by Type of Project)	46
Table 25 - Demographic Information, Level of Education and Unemployment Rates	49

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Table 26 - Service Access Information	50
Table 27 - Income Information	50
Table 28 - Information on Violence	51

Charts
Chart 1 - Socioeconomic Characterization of the State of Roraima	12
Chart 2 - Overview of the Brazilian Rate Structure	52

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1. Executive summary

     This report aims to fulfill item "4.2.5 -Technical-Operational Evaluation of Eletrobras Group Companies", of the "Invitation to Bid" regarding the "AARH Electronic Bidding #51/2016 - of the National Bank for Economic and Social Development (BNDES)" for Boa Vista Energia S.A. (hereinafter referred to as Boa Vista for the purposes of this report).

     In this document - and in its Appendices - all aspects related to the Invitation to Bid are presented, as described below: (i) operational characterization and diagnosis of the company, identifying the operational challenges in the distributor's concession area, including the current operational indicators; (ii) conditions of assets, services and investments in progress, based on field visits, assessing the most critical points in the concession; and, (iii) investment plan for the next 5 years, with scenarios that envisage the proper operation of the distributor.

     Located in the far north of the country, Roraima borders Guyana, to the east, Venezuela, to the north, the state of Amazonas, to the west, and the state of Pará, to the southeast. The state has approximately 510 thousand inhabitants distributed over 15 municipalities, and 64% of the population is in the capital (Boa Vista). With an area of 224 thousand km2 (similar to the United Kingdom), Roraima has the lowest population density in the country (only 2.27 inhabitants per km2).

     As the state is cut by the equator line, Roraima shows subhumid tropical and humid equatorial climates, with fairly regular temperatures. Throughout the year the average temperature varies from 20 ºC in the highest areas to 38 ºC in the part of the territory located at low levels compared to the sea. In addition, Roraima has a reasonably high rainfall index, close to the average of the North region and above the national and Northeast region averages.

     With respect to road infrastructure, it is noteworthy that only 19.4% of the state's highways are paved (of these, the great majority is federal, 69%). Only 0.7% of municipal roads are paved. These facts, added to climatic characteristics, directly influence the teams' operation logistics for responding to emergencies. It is not uncommon for Rural parts of the state to have bogged cars during the rainy season, since these roads tend to become even more precarious with the concentration of mud and dirt, affecting even the durability of vehicles.

     It should be emphasized that sections dealing with aspects of the provision of electric power distribution services (such as geoelectric characteristics of the grids and historical analysis of the consumer market and operational and energy purchase and sale indicators) will be carried out by informing the data on the area of activity of Boa Vista separately between Capital (Eletrobrás Distribuição Roraima's area of activity until December 2016) and Rural (CERR's area of activity until December 2016), since these were distinct concessions until 1/1/2017.

     However, sections dealing specifically with asset conditions and critical points of the system will focus on the state capital. These were developed based on technical visits at the company's premises in the last week of March, when data were not available for the rural parts of the state.

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     Regarding the quality of the service provided (continuity of supply) according to data from 2015 and 2016, we see that the capital (Boa Vista) showed notable violation of both indicators, both for FEC and DEC, and on 2016 the violation was of approximately 2.5 times. Regarding the rural part of the state, there were no violations of the DEC and FEC regulatory limits for the period between 2013 and 20161. As shown, downtimes in power supply in the state have intensified in recent years for two main reasons.

     The first reason is that the state of Roraima is not connected to the National Interconnected System ("SIN"). The project for interconnecting Boa Vista to the SIN was tendered in 2011 and the winner was the TransNorte Consortium, formed by companies Alupar and Eletronorte, and had its deadline for energization set to January 2015. However, after six years, the work has not yet begun due to the lack of environmental authorization by Funai (National Indian Foundation) for passing the line through the 125 kilometers of the Waimiri-Atroari Indigenous Land located at the north of Amazonas and south of Roraima. Recently, the process of building the line was resumed (see more details in item 2.2.1) with expected completion for the year 2021.

     The second reason concerns the current crisis in Venezuela. The only transmission line supplying Boa Vista comes from the Guri hydroelectric system in Venezuela. With the neighboring country experiencing a strong political and economic crisis, coupled with an unfavorable hydrology in the recent past, supply cuts have been frequent. Looking to get around this situation, the company has three thermoelectric power plants to serve the capital, dispatched to serve the load in moments of contingency/fault in the Guri system.

     With respect to the consumer market, it can be said that the capital is represented by consumers allocated in the Medium and Low Voltage levels, the latter being more expressive: the BT class is responsible for the largest portion of revenue (64%), with consumers classified as Low Income responsible for the largest increase in consumption between 2013 and 2016 (a 70% increase in the period). The MT level accounts for approximately 19% of the capital's market and revenues, according to data from 2016. With respect to the state's rural areas, information is scarce (there are no segregations of market and users by voltage level or rate class). However, in conversations with the Boa Vista planning team, it can be inferred that the rural part of the state has a repressed demand for assistance, either to agricultural companies or to residential customers (inserted within the scope of the Programa Luz para Todos ("PLpT") program).

     With regard to losses, it should be clarified that the capital (Boa Vista) did not calculate actual technical loss ("PT") levels until 2016. For this purpose, regulatory levels approved by ANEEL were used. Regarding non-technical losses ("PNT"), we observe that the city of Boa Vista violates regulatory standards, with a notable growth trend observed in 2016 compared to 2015. In the case of the rural part of the state, the only PT information available is found in Technical Note #35 SGT/ANEEL. This

1 It should be mentioned that the limits for the rural parts of the state (former CERR area of activity) are very lenient (about 106 hours for DEC and 73 stoppages for FEC), while for the capital, limits revolve around 15 hours for DEC and 23 stoppages for FEC, according to data from 2016.

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Technical Note contains data on technical losses as being 10.19% of the total energy injected2 and nontechnical losses equivalent to 85% of the low voltage (BT) market3.

     Regarding the Capital's electrical system, in spite of the fact that good assets were observed during the visits, systems were verified to have little flexibility for transferring loads in operation contingency situations due to the excessive loading of feeders. In addition, there is a need for investments in substations for interconnection to the SIN, scheduled for 2021. Thus, there is a need for new transforming substations and sub transmission lines.

     For correcting Boa Vista's operating conditions (Capital and Rural), while observing both commercial and technical aspects, a Five-Year Investment Plan ("PIQ") is an integral part of this report, which prioritizes, for the first five years, investments related to the expansion and strengthening of the company's distribution system.

     The PIQ has as main information sources "Electrical System Expansion Plan (2014-2023 horizon)", "Distribution Development Plan ("PDD") for the year 20174", and the Plan for Temporary Rendering for the rural part of the state of Roraima, submitted to ANEEL in mid-March 2017. In addition to this information, we used information obtained by the company's planning area, obtained through face-to-face meetings and conference calls.

     The PIQ has two investment scenarios (called the "Base Scenario" and the "Alternative Scenario") that differ in the time allocation of certain investments, where the Alternative Scenario occurs in the most opportune time for rate recognition when carrying out the rate revision in 20235, and also foresees investments that are not included in the Base Scenario.

     The investments were, in their total amounts, defined as shown in Table 1 (Base Scenario) and Table 2 (Alternative Scenario) 6.

2 For this estimate, ANEEL considered the average percentage of regulatory technical losses of companies in the North of the country in the last revision processes.

3 The NTP percentage was estimated by ANEEL based on the CERR rate process carried out in 2014.

4 This Plan concentrates investment needs on the entire concession, that is, both capital and rural parts of the state.

5 In this case, it was assumed that the company will have its privatization process finalized in 2018, having, therefore, an RTP in the year 2023.

6 The financial amounts of projected five-year investments presented in this Report are in real currency at April 2017 prices.

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		Table 1 - Five-year Investment Plan - Base Scenario

						Total
Year	2018	2019	2020	2021	2022
						Period

Total	BRL 134,230,671	BRL 65,668,988	BRL 54,494,260	BRL 23,117,307	BRL 22,945,844	BRL 300,457,070

Total Own
	BRL 102,278,635	BRL 33,716,952	BRL 22,542,224	BRL 23,117,307	BRL 22,945,844	BRL 204,600,962
Resources*

* The Programa Luz Para Todos ("PLPT") program was inserted in the PIQ considering 100% government subsidy, i.e., no resources owned by the Company, as stated in the Rural Temporary Rendering Plan.

		Table 2 - Five-year Investment Plan - Alternative Scenario
						Period Total
Year	2018	2019	2020	2021	2022
Total	BRL 134,230,671	BRL 65,668,988	BRL 54,494,260	BRL 23,117,307	BRL 41,697,767	BRL 319,208,993
Total Own
Resources*	BRL 102,278,635	BRL 33,716,952	BRL 22,542,224	BRL 23,117,307	BRL 41,697,767	BRL 223,352,884

* The Programa Luz Para Todos ("PLPT") program was inserted in the PIQ considering 100% government subsidy, i.e., no resources owned by the Company, as stated in the Rural Temporary Rendering Plan.

     According to the Base Scenario, BRL 300.4 million of investments are needed in the next five (5) years, and the need for the year 2018 is significant, which concentrates BRL 134.2 million, i.e., 44% of the total projected for the five-year period. The Alternative Scenario differs from the Base Scenario by only BRL 18.7 million.

     In the following items (and in its Appendices), all the aspects discussed in the executive summary shall be detailed.

2. Company operational characterization and diagnosis

     In this chapter, we will discuss the characterization of Boa Vista's concession area, as well as make an operational diagnosis of the company.

     Firstly, we will make a brief description of the company's area of activity (by providing information about its history, socioeconomic, road infrastructure and climate indicators) in order to subsequently carry out the Company's electrical characterization (assessing the level of interconnection to the SIN and constructive standards of the electricity distribution grids).

     Next, we will analyze the company's consumer market by detailing information of both consumption broken down by voltage level and by rate class and of billing according to the type of user. Subsequently, we will cover the main operating indicators regarding: (i) quality of service; (ii) product quality; (iii) response to emergencies; and (iv) power losses, in addition to evaluating energy purchase and sale indicators, always analyzing Capital and Rural areas of the state independently.

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     Also in this chapter we will analyze the conditions of the assets observed in the visits made in the field, highlighting critical points and main challenges for a new utility.

2.1.	Characterization of the company's area of activity
2.1.1.	Brief History

     Roraima is a relatively new Brazilian state: only in 1989 was the territory recognized as a federative unit. The slowness of recognition of Roraima as a state is linked to the late development of the territory. For example, American aviator Alexander Hamilton Rice recorded in 1924 that Boa Vista had 164 houses housing a population of only 1,200 people [1].

     Only from the 1940's did the city of Boa Vista and its surroundings undergo an expressive development driven by the gold-digging activity in the Region. Between 1940 and 1950, based on both urban and rural development programs (which included public construction, urban reform, incentives to trade and farming) the territory began to feature infra-structuring projects.

     Almost two decades later, in 1968, Companhia Energética de Roraima ("CERR") was established in April of the following year, created by Federal Law #5,523 of November 4, with the purpose of acting in the fields of transmission and distribution within the territory of Roraima [2]. The company was then responsible for operating, developing and expanding electric power grids throughout the country, even though the main load center was the city of Boa Vista.

     In 1989, Eletronorte (Centrais Elétricas do Norte do Brasil S.A., a subsidiary company of Eletrobras, which was created by means of article 1 of Decree #72,548 of 7/30/1973 with the purpose of expanding the large-scale electricity production in the amazon Region) incorporated the concession area of the municipality of Boa Vista (the state's capital) under its control. CERR was assigned the task of acting in the Generation, Transmission, Distribution and Marketing of electric power throughout the rural part of the state of Roraima [3].

     Thus, at the moment, two independent companies were operating in the state of Roraima to promote electric power services: one for the capital, of which Eletronorte was the controlling shareholder, and the other for the rural part of the state, of which the state government was the controlling shareholder.

     On December 23, 1997, the legal entity Boa Vista Energia S/A was created, a direct subsidiary of Eletronorte responsible for generating, transmitting and distributing electric power in the municipality of Boa Vista. In 1998 the company signed the "Assumption of Rights and Obligations Agreement", and the Eletrobras group assumed its control. Finally, in 2001 the company entered into concession agreement #021/2001, regulated by the National Electric Energy Agency ("ANEEL"). As of March 2010, the company was renamed Eletrobras Distribuição Roraima ("EDRR") [4].

     In the meantime, CERR opted not to sign the concession agreement with the granting authority, and was not affected by the regulatory rules drafted by ANEEL. In 2012, the majority shareholder of CERR (Roraima's state government) continued the process of federalization of the Company. The goal was CERR's technical, economic and financial recovery, as well as the adoption of an adequate management model having a standard of quality of services compatible with ANEEL requirements, the gradual search for the most adequate technical and financial standards, as well as the transfer of knowhow in the management of companies in the electricity sector and transfer of CERR's management and

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shareholding control to Eletrobras. In September 2013, the Shareholders' Agreement was signed between Eletrobras and the government of the state of Roraima with the intervention of CERR, which enabled CERR to be managed through shared management between Eletrobras and the state Government [5].

     As of January 1, 2017, Eletrobras Distribuição Roraima was responsible for the full service to users of Companhia Energética de Roraima (CERR). This process of incorporating CERR by EDRR (hereinafter referred to as Boa Vista Energia, to eliminate any possibility of confusion of names between Capital and Rural parts of the state) will be broken down in section 2.3 [6].

     Thus, a single company currently provides electricity generation and distribution services in every state of Roraima.

2.1.2. Description of the Area of Activity

     The state of Roraima, despite occupying an area of approximately 224,301 km² (similar to the United Kingdom, for example) concentrates only 509 thousand inhabitants distributed over 15 municipalities, and 64% of the population is in the capital (Boa Vista) [7]. Located in the far north of the country, it borders Guyana, to the east, Venezuela, to the north, the state of Amazonas, to the west, and the state of Pará, to the southeast.

     Boa Vista Energia S.A serves approximately 156.3 thousand consumer units, with a total market of 72.33 GWh/month, according to January 2017 data for the entire state of Roraima7 [8]. Figure 1 illustrates the state of Roraima, with its capital highlighted.

Figure 1 - State of Roraima (Capital Highlighted)

     The main socioeconomic characteristics of the state, as well as aspects of infrastructure and climate, in addition to the level of interconnection of Boa Vista's electrical system to the National Interconnected System ("SIN") are described below.

7 The information in this paragraph, as an exception, shows data on the electric power supply for the entire state of Roraima (Capital + Rural).

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2.1.3. Socioeconomic Characterization

     Chart 1 shows the summary of the socioeconomic characterization of Roraima. In short, it can be said that Roraima is the state with the lowest number of municipalities in Brazil. In addition, it has the lowest population density in the country (only 2.27 inhabitants per km2). It is noteworthy that almost all urban households have access to infrastructure services: according to data from the 2015 PNAD, 98% of households received water supply through networks and had adequate sanitary sewage (by networks or septic tanks), and 97% received garbage collection.

     With respect to income, according to IPEA/IBGE data for 2014, the state had a household income higher than the average for the North and Northeast regions (BRL 946.82 for the state of Roraima, versus BRL 782.76 for the North Region and BRL 730.24 for the Northeast Region). That is, in terms of income, the state stands out in the North/Northeast regions of the country. Even so, 16% of its population inhabited households with incomes lower than the poverty line, which indicates marked social inequality.

Chart 1 - Socioeconomic Characterization of the State of Roraima

The state of Roraima is characterized by:

I.	15 Municipalities
II.	2.27 Inhabitants per km2 (density)
II.	16% of the Population was located in rural areas in 2015
II.	10% of the Population was illiterate in 2015
II.	3% of urban Households had no garbage collection in 2015
II.	2% of Urban households had no water supply through networks in 2015
II.	2% Households had no sanitary sewage by networks/septic tank in 2015
II.	8% of Rural households had no electric lighting in 2015
III.	8% Unemployment Rate
III.	16% of the Population inhabited households with per capita household income below the poverty line in 2014
III.	BRL 946.82 Average per capita Household Income in 2014 (for Brazil, this amount is BRL 1,152.24)
IV.	BRL 18,496 GDP per capita
IV.	32 Deaths per 100 thousand inhabitants in 2014 (Brazilian average: 29.37)

Sources: i. IBGE8; ii. PNAD9 2015; iii. IPEA10/IBGE 2014; iv. DATASUS11/IBGE.

8 Brazilian Institute of Geography and Statistics (IBGE). 9 National Household Sample Survey (PNAD).

10 Institute of Applied Economic Research (IPEA).

11 Department of Computing of the Unified Health System (DATASUS).

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     Appendix A illustrates the comparisons of the indicators analyzed in relation to the national and north and northeast region averages.

2.1.4. Characterization of Road Infrastructure

     The National Department of Transportation Infrastructure ("DNIT") is the main executing agency of the Ministry of Transportation. It was implemented in February 2002 to perform the roles related to the construction, maintenance and operation of the infrastructure of the segments of the Federal Highway System under direct administration of the Union in the modalities of road, rail and waterway. The analysis and conclusions contained in this section are based on information provided by DNIT in the 2015 annual summary of the National Road System.

     Graph 1 - Total Road Density (km/km²) demonstrates the total road density by taking into account the planned and existing regions of Brazil, specifying the data for the North and Northeast states. As shown, the state of Roraima shows the third lowest density of roads: with only 40 meters of highways per square kilometer of geographic area. This fact is partially justified by the area occupied by the Amazon rainforest, a fact that (greatly) reduces the free area for urbanization.

Graph 1 - Total Road Density (km/km²)

     Graph 2 (Percentage of Existing and Planned Roads in 2015) identifies that there is no prospect of a large expansion of the state's road transportation in the short term. Only 9% of all roads are in the planning phase, while 91% are in use. Given the low density, there is no expectation of major changes in the state's road scenario.

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Graph 2 - Percentage of Existing and Planned Roads in 2015

     Figure 2 shows the federal (red) and state (blue) highways of Roraima12. As expected, there is a greater concentration of roads near the capital (Boa Vista) region. State roads are as representative as federal ones.

Figure 2 - Federal and State Highways of Roraima

Source: DNIT, 2013 and 2016.

     The analysis of the roads effectively constructed results in the information concentrated in Table 3, which provides data for federal, state and also municipal highways, as well as the paving13 situation thereof for the state of Roraima.

12 DNIT only provided updated 2016 files for federal highways, and the most recent state highway information is for the year 2013.

13 Paving is coating made by materials capable of withstanding constant flow of vehicles, such as asphalt, for example.

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	Table 3 - Roraima Road Indicators
			Weight/
Type	Roads	Extension (km) Participation
			(%)
	Federal	1,673.9	22.2%
Existing Total	State	1,587.5	21.0%
	Municipal	4,282.6	56.7%
	Total Roads	7,544.0	100.0%
	Federal	1,004.6	68.7%
	State	428.4	29.3%
Paved	Municipal	28.7	1.9%
	Subtotal Paved	1,461.7	19.4%
	Federal	669.3	11.0%
	State	1,159.1	19.0%
Unpaved	Municipal	4,253.9	70.0%
	Subtotal Unpaved	6,082.3	80.6%
Source: DNIT, 2015.

     As shown, the state has a road network that totals just over 6,000 km of highways, with federal and state roads having similar levels of representativeness, respectively 22.2% and 21.0%, and municipal roads have 56.7 % representativeness. However, these municipal highways have little representation of paved roads (only 28.7 km out of a total of 4,282.6 km). The total of paved roads represents only 19.4% of highways in the state, 68.7% of which are federal highways.

     These facts directly influence the logistics of operation of the teams to respond to emergencies due to bogged cars during rains, since these roads tend to become even more precarious with the concentration of mud and dirt, affecting even the durability of vehicles.

     Considering all facts exposed in this section, we conclude that Roraima is a state with low road density in its territory (approximately 20% of existing highways are paved), and has poor road structure.

2.1.5. Climate Characterization

     The climatic characterization of the state of Roraima, comparing it with other regions of the country, is of extreme importance in order to verify the particularities of the region.

     On the border with Venezuela and Suriname, the state of Roraima shows tropical subhumid and equatorial humid climates, with fairly regular temperature. Throughout the year the average temperature varies from 20 ºC in the highest areas to 38 ºC in the part of the territory located at low levels compared to the sea.

     Rainfall rates increase from east to west. There are two distinct periods during the year, with practically similar duration: (i) humid period, comprising the months from April to September, when total rainfall results in high water surpluses; and (ii) dry period, from October to March, characterized by a significant decrease in rainfall, which results in a large water deficit.

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     Table 4 contains basic information14 for the climatic characterization of the state of Roraima. Indeed, the information provided shows that the state of Roraima has a reasonably high rainfall index, above the national and the Northeastern Region averages, similar to the Northern Region average. The same is true for rainfall intensity, which is approximately 20% above the national average. With regard to the average maximum temperature, we note that this is slightly above the regional and national averages.

     The Region's winds are slow compared to regional and national averages, due mainly to the existence of a natural barrier formed by forest regions. Roraima shows a keraunic index below the averages of Brazil and the Northern Region, above the indexes verified in the Northeastern Region.

	Table 4 - Climatic Characteristics of Boa Vista's Concession Area
		Climatic Characteristics for Roraima and Regions
	Rainfall	Rain	Keraunic	Maximum	Maximum
Region	index[i]	Intensity ii	Index iii	Temperature iv	Wind Speed [v]
	(mm)	(mm/day)	(lightnings/km2)	(°C)	(mps)
Roraima	159.95	10.70	4.03	33.29	2.90
North	176.60	11.64	5.93	31.76	4.09
Northeast	54.66	5.18	2.48	30.60	5.35
Brazil	109.44	8.82	5.55	29.45	4.69

Source: INMET15 and INPE16 websites.

i = Annual average precipitation (rain, snow, hail) at a given location during a given period of time

ii = Ratio between the Rainfall Index and the number of days with precipitation in a given region.

iii = Amount of lightnings in a given region.	iv = Maximum average temperature recorded

v = Average maximum speed recorded.

     Figure 3 shows the total accumulated precipitation volume (in millimeters) observed for all states of Brazil in the years 2015 and 2016.

14 The information available for this analysis relates to the year 2012 and is taken from the ABRADEE R&D project entitled Periodic Rate Revision Methodologies of Electric Energy Distributors, held in the year 2013, since no publicly available average or accumulated data for the variables under study was found.

15 National Meteorology Institute (INMET).

16 National Space Research Institute (INPE).

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TOTAL ACCUMULATED PRECIPITATION VALID FOR 2015	TOTAL ACCUMULATED PRECIPITATION VALID FOR 2016

Figure 3 - Cumulative Total Precipitation for the Brazilian States

Source: INMET, 2016.

     The above figures confirm the understanding that Roraima is located in a region of the country that is relatively influenced by rainfall, with total precipitation between 1,000 mm and 1,600 mm for the year 2015 and between 1,400 mm and 2,400 mm for the year 2016. By analyzing the graphs visually, we note that rainfall rates for the state are below the Northern Region and above the northeastern and the national regions, with a higher rainfall intensity in 2016.

     Figure 4 shows the mean temperatures (in degrees Celsius) observed for all states of Brazil in the years 2015 and 2016. There is some stability in the majority of the state's territory, since average temperatures for Roraima were between 28 ºC and 30 ºC for both years.

AVERAGE OBSERVED TEMPERATURES VALID FOR 2015	AVERAGE OBSERVED TEMPERATURES VALID FOR 2015

Figure 4 - Average Temperatures Observed for the Brazilian States

Source: INMET, 2016.

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     Considering all the above facts, we conclude that the state of Roraima has climatic and infrastructure peculiarities that are independent on the utility's management and which may hinder the movement of the emergency teams in a region of large distances, thus substantially increasing service time and compromising the collective indicators of continuity of supply17 (DEC and FEC).

2.2. Geoelectric Characterization of the Concession

     Roraima is the only state still entirely isolated from the National Interconnected System ("SIN"). The region's supply is carried out by a 230-kV transmission line from Venezuela (Santa Elena de Uairém) - which serves consumers of the capital (Boa Vista) - and by isolated systems spread throughout the state.

     This section shall address information about the level of interconnection to the SIN of the state of Roraima, as well as characteristics of the High (AT), Medium (MT) and Low Voltage (BT) distribution systems.

2.2.1. SIN Interconnection Level

     The transmission system in Brazil has an importance and role that goes beyond the classic function of "just" bringing power from the generating centers to the consumption centers. Due to the characteristics of the Brazilian electrical system - notably the power generation base of a hydroelectric source - and the great territorial extension of the country, the transmission system in Brazil also functions as a "virtual energy source", that is, it is operated in order to allow exploitation of the diversity and use of existing energy sources between the subsystems (North, Northeast, Southeast/Center-West and South), through the National Interconnected System ("SIN").

     Just over 2% of Brazil's total electric power consumption is not connected to the SIN [9] and is supplied by so-called "isolated systems", which are almost entirely located in the North of the country and with 80% of the installed capacity supplied by diesel oil thermoelectric plants, according to data from the Ministry of Mines and Energy [9]. The energetic supplementation of the isolated systems occurs through hydraulic plants that do not have reservoirs, called "hydroelectric power plants with no reservoir".

     As the cost to generate energy based on fossil fuels is higher than the water source, isolated systems have a high cost of operation and maintenance, as shown in the comparison of Graph 3.

17 Equivalent Duration of Downtime per Consumer Unit ("DEC"); Equivalent Frequency of Downtime per Consumer Unit ("FEC")

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Graph 3 - Competitiveness of Generation Sources

Source: MME/SPE and Market data, 2011.

     Figure 5 illustrates the situation in June 2016 of the level of interconnection - current and future -of national transmission lines. We note that Boa Vista is the only capital not interconnected to the SIN, despite the existence of a project for a transmission line between the capitals of Roraima and Amazonas.

Figure 5 - National Interconnected System

Source: ONS, 2016.

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     The Boa Vista SIN interconnection project is composed of two 500-kV circuits in order to strengthen energy supply in the region, which is currently supplied by an interconnection with Venezuela (72%) and by diesel thermoelectric plants (28%). This project, which was tendered in 2011 by ANEEL, was won by the TransNorte Consortium, formed by companies Alupar and Eletronorte, and had its deadline for energization set to January 2015.

     However, after six years, the work has not yet begun due to the lack of environmental authorization by Funai (National Indian Foundation) for passing the line through the 125 kilometers of the Waimiri-Atroari Indigenous Land located at the north of Amazonas and south of Roraima.

     On September 2, 2015, TransNorte Energia S.A. filed with ANEEL a request for amicable termination of the contract for the execution of this project, and subsequently, the Ministry of Mines and Energy decided to maintain the Consortium in charge of the contract.

     Recently, the regional superintendent of Eletrobras Roraima (Roni Franco Rodrigues) announced that in April 2016 a meeting will be held with the natives to define the last obstacles for the resumption of the work of the Linhão de Tucuruí line between Manaus (AM) and Boa Vista. With the resumption, the construction process is expected to end only in the year 202118 [10].

2.2.2.	Distribution System of the Utility

The transmission system that serves Boa Vista is 298 km long at 400 kV voltage, and 410 km at 230 kV in a single circuit connecting the Guri hydroelectric system (in Venezuela) to the Monte Cristo SE (owned by Eletronorte, at the border between Brazil and Venezuela) [11]. The Eletronorte Transmission System (in Roraima) consists of a 230-kV transmission line between Santa Elena de Uairém and the vicinity of the city of Boa Vista, connecting the line to the 230/69/13.8 kV Boa Vista SE.

     The state's capital is interconnected through 70.5 km of 69 kV transmission lines originating from the Boa Vista SE, which interconnect three 69/13.8 kV substations of the capital: Floresta, Centro and Distrito Industrial.

     The city of Boa Vista also has three thermoelectric plants dispatched to serve loads in times of contingency/fault in the Guri system. Figure 6 shows the AT grid topology of the capital, where we see: (i) the location of the three thermoelectric power plants and their respective powers19; (ii) the 230-kV interconnection between Brazil and Venezuela; and (iii) the three 69 kV substations connecting to Eletronorte's 230 kV substation [6].

18 "In an exclusive interview with Folha, Roni Franco Rodrigues, the regional superintendent of Eletrobras Transmissão Roraima, announced that a meeting will be held with the natives to define the last obstacles for the resumption of the work of Linhão de Tucuruí between Manaus (AM) and Boa Vista, which will link Roraima to the National Interconnected System ("SIN") from Amazonas. With the resumption, the process should be started from scratch, with a forecast for the power to reach Roraima possibly in 2021." – FolhaWeb Information (3/28/2017).

19 The Novo Paraíso UTE belongs to the rural part of the state (former CERR's area of activity).

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Figure 6 - Topology of the Boa Vista System (Capital).

Source: Boa Vista Base, 2016.

     Departing from the Floresta, Centro and Distrito Industrial SEs, primary feeders derive to the distribution system of the city of Boa Vista and its surroundings. The Medium and Low Voltage distribution grid (SDMT/BT) that makes up the distribution system consists of 1,967 km of MT grid, with 705 km of urban MT and 1,262 km of rural MT. The BT grid has 1,307 km in length, with 1,219 km of urban grid and 88 km of rural grid [11]. Currently, most feeders are in a high load situation, making it difficult to relocate loads between medium voltage circuits.

     Regarding the state's rural areas, it should be noted that CERR did not have georeferencing and adequate asset control, making it impossible to know its distribution grids. The one-line diagram presented in Figure 7 shows the best available representation for the Rural Roraima System [11].

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Figure 7 - Topology of the Rural Roraima State System

Source: Boa Vista Base, 2016.

     Basically, the rural part of the state has five 69/13.8 kV substations in operation, namely: (i) Mucajaí; (ii) Caracaraí; (iii) Novo Paraíso; (iv) Rorainópolis and (v) São João do Baliza. All these, according to the perception of Boa Vista operators, need modernization/retrofitting. In addition, there are three other 69/13.8 kV substations that are not in operation, as they require completion of works for energization, namely: (i) Bonfim; (ii) Sucuba; and (iii) Cantá.

     The supply to the state's rural areas is carried out by means of a 69-kV line and two 13.8 kV distribution feeders (belonging to Boa Vista). The other customers in the state are served by about 80 diesel power plants of different sizes and average power ranging between 1 and 2.5 MW on average [12]. However, eight UTEs20 account for 80% of the oil consumption in rural Roraima.

     The distribution grid is very deficient, generally rural, adjacent to roads that interconnect the 14 municipalities of the rural part of the state. There are difficulties in serving the far south of Roraima, which has precarious access. In addition, at certain times of the year, arrival of fuel occurs exclusively by rivers.

20 Amajari, Surumu, Boca da Mata, Normandia, Napoleão, Santa Maria do Boiaçu, Tepequem and Uiramutã.

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2.3. Incorporation of CERR's area of activity

     The area of activity of Boa Vista S.A, as of January 01, 2017, now includes the concession area of Companhia Energética de Roraima (CERR). This process was initiated upon the recommendation not to extend the Distributor's concession and the recommendation of unification of the concession areas of CERR and Boa Vista S.A. published in Technical Note #35/2016 of February 19, 2016, referenced in Case #48500.005465/2012-94.

     In August 2016, the Ministry of Mines and Energy, through Ordinance #425, designated Boa Vista S.A. as the entity responsible for providing public electric power distribution services, with a view to ensuring continuity of service in the areas established according to MME Ordinance #920 of November 5, 1969 and ANEEL Resolution #54 of February 8, 2001, regarding CERR's concession area.

     From August 2016 until the end of last year there were some lawsuits that prevented Boa Vista Energia from working at CERR's premises. This situation was only remedied in January 2017, when Boa Vista began to serve the entire state of Roraima. The major challenge of this operation was the provision of information about the state's rural area.

     By absorbing the CERR's operation, Boa Vista added approximately 45,000 consumers in 14 municipalities, 78 small isolated UTEs, regions with communication difficulties and territories containing indigenous areas with contracting obligations and rate deductions. They began to adopt actions to contract services (50 professionals were provided by CERR and about 150 professionals were hired through outsourced companies).

     At the time of writing this report, it was verified that information about the state's rural areas, when available, is often precarious. In the sections that follow, we shall present the information collected, although they often differ from the level of openness shown in the data from the state's capital.

2.4. Utility's Consumer Market Analysis

     This chapter will analyze the consumer market of Boa Vista (Capital and Rural), detailing information on both consumption, broken down by voltage level and by rate class, and billing according to the type of user. It should be noted that for Boa Vista (Capital), all the information in this section was obtained from the rate activity of Eletrobras Distribuição Roraima over the time horizon from 2012 to 2016. For the rural part of the state (CERR's area of activity until December 2016) public data is only available for the years 2014, 2015 and 2016, with few levels of information breakdown.

     We provide in Appendix B to this report concepts that facilitate the understanding of the Brazilian rate structure.

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Boa Vista (Capital)

     In Table 5 we analyze the evolution of the number of consumer units (NUC) of the state's capital between the years of 2012 and 2016. Growth rates were also calculated for the period from 201321 to 2016 (variation for the year 2016 in compared to the year 2013) and geometric (percent annual average increase). As shown, both medium and low voltage showed a growth path of 5% p.a., and growth rates in the period were 15% for MT and 17% for BT.

Table 5 - Evolution of the Number of Consumers by Voltage Level, Boa Vista (Capital)

		NUC by Voltage Level				Rate of Change
						Period %	Geometric
Voltage/Year	2012*	2013	2014	2015	2016	(2013/2016)	% (p.a.)[22]
A4	-	425	451	460	487	15%	5%
BT	-	95,300	100,899	105,397	111,088	17%	5%
TOTAL	91,603	95,725	101,350	105,857	111,575	17%	5%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. NUC relates to the month of October of each year, except for the years 2015 and 2016, which had September as the reference month.

* There is no public data approved by ANEEL of NUC by voltage level for the year 2012. For this reason, the rates of change were estimated by considering the change observed between 2013 and 2016.

     Table 6 shows the evolution of the billed market (MWh) by voltage level, in addition to the two growth rates (period and geometric). Market information is also presented according to the types: (i) Provision - captive consumers of the distributor; (ii) Supply - distributor supplying another distributor, in the case of Boa Vista, CERR was the distributor that received the supply; (iii) Other Free Consumers - free consumers of the distributor and (iv) Distribution.

Table 6 - Evolution of the Market by Voltage Level, Boa Vista (Capital)

		Market by Voltage Level				Rate of Change
						Period %	Geometric
Voltage/Year	2012	2013	2014	2015	2016
						(2012/2016)	% (p.a.)
PROVISION	571,448	608,048	686,075	742,397	790,749	38%	8%
A4	145,947	149,077	162,830	178,971	188,181	29%	7%
BT	425,501	458,971	523,244	563,426	602,569	42%	9%
LOW INCOME	-	18,326	39,763	36,953	31,145	-	-
SUPPLY	116,867	163,938	186,597	203,091	221,728	90%	17%
OTHER FREE	-	-	-	-	-	-	-
CONSUMERS
DISTRIBUTION	-	-	-	-	-	-	-
TOTAL	688,315	771,986	872,672	945,489	1,012,477	47%	10%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Market data relates to the period of 12 months, accounted for up to the month before the IRT. The percentage of Low Income market share is in relation to the BT market.

21 Due to a lack of information broken down by voltage level for the year 2012.

22 p.a. = per annum.

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     In general terms, there is a continuous growth in Provision, with an average growth of 8% p.a. As shown, the Supply market was the one that presented the greatest growth, namely, 90% for the period considered.

     Table 7 shows the revenue evolution by voltage level, in addition to the two growth rates under analysis. The highest growth was observed in Supply, with an average growth of 31% p.a., followed by the BT class, with an average growth of 18% p.a.

Table 7 - Evolution of Revenue by Voltage Level, Boa Vista (Capital)

		Revenue by Voltage Level (BRL Million)				Rate of Change
						Period %	Geometric
Voltage/Year	2012	2013	2014	2015	2016
						(2012/2016)	% (p.a.)
PROVISION	170	177	185	224	327	92%	18%
A4	41	41	42	50	74	81%	16%
BT	129	135	142	173	253	96%	18%
SUPPLY	22	32	33	41	66	194%	31%
OTHER FREE
CONSUMERS	-	-	-	-	-	-	-
DISTRIBUTION	-	-	-	-	-	-	-
TOTAL	192	209	218	266	394	104%	20%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Revenue is in nominal currency, that is, at the price as of the date of processing the rate activity of each year.

     Table 8 shows the NUC evolution by rate class. There is a higher percentage of NUC growth in the "Street Lighting" class, with an increase of 26% p.a. The "Industrial" class was the only one to undergo a reduction in the NUC, with a 5% reduction in the considered period.

	Table 8 - Evolution of NUC by Rate Class, Boa Vista (Capital)
		NUC by Rate Class				Rate of Change
						Period %	Geometric
Class/Year	2012	2013	2014	2015	2016
						(2012/2016)	% (p.a.)
Residential	79,168	82,844	88,418	92,577	97,942	24%	5%
Industrial	353	343	329	341	339	-4%	-1%
Commercial	8,675	8,756	8,841	9,134	9,423	9%	2%
Rural	2,545	2,827	2,785	2,848	2,878	13%	3%
Street Lighting	42	68	95	97	107	155%	26%
Public Power	742	802	785	774	799	8%	2%
Public Service	63	68	79	73	72	14%	3%
Other[23]	15	17	18	13	15	0%	0%
TOTAL	91,603	95,725	101,350	105,857	111,575	22%	5%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year.

23 The "Other" class includes NUC, Market and Revenue of the Distributor's own consumption, for example.

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     Table 9 shows the evolution of Boa Vista's (Capital) market by class. Although the "Other" class did not show growth in the NUC, this class was the one with the highest growth in consumption, with an annual rate of 212% p.a., followed by the "Street Lighting" class with 15% p.a. and "Residential", with 12% p.a.

Table 9 - Evolution of the Market by Rate Class, Boa Vista (Capital)

		Market by Rate Class (MWh)				Rate of Change
Class/Year	2012*	2013	2014	2015	2016	Period%	Geometric%
						(2012/2016)	(p.a.)
Residential	269,088	313,480	363,282	394,397	418,551	56%	12%
Industrial	13,692	14,210	15,904	16,292	20,070	47%	10%
Commercial	131,676	142,907	157,020	178,757	187,338	42%	9%
Rural	10,440	13,142	16,145	14,569	13,443	29%	7%
Street Lighting	23,796	23,352	27,711	30,992	41,222	73%	15%
Public Power	70,320	79,508	83,653	83,464	85,281	21%	5%
Public Service	16,740	18,814	19,532	21,194	22,078	32%	7%
Other	2,364	166,573	189,424	205,824	224,495	9,396%	212%
TOTAL	538,116	771,986	872,672	945,489	1,012,477	88%	17%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year.

*Market values for the year 2012 were taken from Technical Note #395/2012 (SRE/ANEEL). They are not in agreement with the market values by voltage level, taken from the same Technical Note.

     The average monthly consumption information by rate class is shown in Table 10. Again, noteworthy is the "Other" class, which has the highest growth in the Distributor's average energy market, with an average growth of 212% p.a.

	Table 10 - Evolution of the Average Market by Rate Class, Boa Vista (Capital)
		Average Consumption by Class (kWh)				Rate of Change
						Period %	Geometric
Class/Year	2012	2013	2014	2015	2016
						(2012/2016)	% (p.a.)
Residential	283	315	342	355	356	26%	6%
Industrial	3,232	3,452	4,028	3,981	4,934	53%	11%
Commercial	1,265	1,360	1,480	1,631	1,657	31%	7%
Rural	342	387	483	426	389	14%	3%
Street Lighting	47,214	28,618	24,308	26,625	32,105	-32%	-9%
Public Power	7,898	8,261	8,880	8,986	8,895	13%	3%
Public Service	22,143	23,056	20,604	24,194	25,553	15%	4%
Other	13,133	816,533	876,964	1,319,385	1,247,197	9,396%	212%
TOTAL	490	672	718	744	756	54%	11%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year.

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     Table 11 shows the evolution of Boa Vista's (Capital) revenue by rate class. It should be noted that there is no public data approved by ANEEL in 2012 regarding revenue related to each rate class, which is why only the total amount for 2012 is presented. The rates of change for this information are calculated by using the period from 2013 to 2016. Note that the "Street Lighting" class was the one with the highest revenue growth in the period, which was 160%.

	Table 11 - Evolution of Revenue by Rate Class, Boa Vista (Capital)
		Revenue by Class (BRL Million)				Rate of Change
						Period %	Geometric
Class/Year	2012*	2013	2014	2015	2016
						(2013/2016)	% (p.a.)
Residential	-	93	101	124	181	95%	18%
Industrial	-	4	4	4	8	79%	16%
Commercial	-	43	42	54	78	82%	16%
Rural	-	3	4	4	5	48%	10%
Street Lighting	-	3	4	5	9	160%	27%
Public Power	-	23	22	24	34	49%	11%
Public Service	-	4	4	5	8	79%	16%
Other	-	33	34	42	67	104%	19%
TOTAL	192	209	218	266	394	88%	17%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Revenue is in nominal currency, that is, at the price as of the date of processing the rate activity of each year. *There is no public data approved by ANEEL of Revenue by rate class for the year 2012. For this reason, the rates of change were estimated by considering the change observed between 2013 and 2016.

     By analyzing the number of users and income per consumption class (see Table 12), we notice that Residential has a greater weight on the company's revenue (46.0% of the total). About 37.0% of the billing is associated to the Commercial and Other rate classes (the latter boosted by the supply to CERR).

Table 12 - Number of Consumers and Revenue by Rate Class, Boa Vista (Capital)

Class	Consumers		Market (MWh)		Revenue (BRL Million)
Residential	97,942	88%	418,551	41%	181	46%
Industrial	339	0%	20,070	2%	8	2%
Commercial	9,423	8%	187,338	19%	78	20%
Rural	2,878	3%	13,443	1%	6	1%
Street Lighting	107	0%	41,222	4%	10	3%
Public Power	799	1%	85,281	8%	35	9%
Public Service	72	0%	22,078	2%	8	2%
Other Classes	15	0%	224,495	22%	67	17%
TOTAL	111,575	100%	1,012,477	100%	394	100%

Source: ANEEL, Company's 2016 IRT, November 2016. Revenue is in nominal currency, that is, at the price as of the date of processing the rate activity of each year.

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     In view of the above, the main conclusions of Boa Vista's (Capital) consumer market by voltage level are: (i) MT represents 0.4% of consumers, 19% of the market and 19% of the company's revenue in 2016; (ii) BT represents 99.6% of consumers, 60% of the market and 64% of the company's revenue in 2016 and, in the analyzed period from 2012 to 2016, showed annual growth rates of 5%, 9% and of 18% for NUC, the market and the revenue, respectively; (iii) the "Low Income" market associated with the BT voltage level had its highest value in the year 2014, and since then, has shown a downward trend.

     From the point of view of the rate classes, for the same information, it can be deduced that: (i) the residential class represents 89% of the NUC and 41% of the company's market in 2016 with annual growth of 5% and 12%, respectively; and (ii) in the analyzed period, we see important market and revenue growth percentages for the Residential, Industrial and Commercial classes.

Boa Vista (Rural)

     The only public information available about the CERR market (rural Roraima state) dates back to the year 2014. Technical Note #366/2014-SRE/ANEEL (which sought to approve Energy Rates and Use of CERR's Distribution Systems) included in its attachment the SPARTA worksheet, with company market information for the period between November 2013 and October 2014.

     Table 13 shows information on consumer units, market and revenue by voltage level. As shown, BT level is responsible for almost all CERR consumers, as well as a large share of the market and revenue, with a 99.6%, 88.9% and 88.2% share, respectively. Consumers classified as Low Income account for more than half of BT consumers and hold 17.3% of the state's annual consumption.

Table 13 - Number of Consumers, Market and CERR Revenue by Voltage Level (2014).

Voltage Level	Consumers		Market (MWh)		Revenue (BRL Million)
A4	122	0.4%	10,581	11.1%	3.0	11.8%
BT	39,555	99.6%	84,736	88.9%	24.6	88.2%
LOW INCOME	21,122	53.2%	16,491	17.3%	-	-
Total	39,677	100.0%	95,318	100.0%	27.6	100.0%

Source: SPARTA ANEEL, attached to Technical Note #366/2014-SRE/ANEEL. The number of consumers relates to the month of October 2014, while market and revenue is the sum from November 2013 to October 2014. The Low Income ("BR") consumers and market are contained in the BT data. It is not possible to identify the revenue from the billing of BR users.

     Table 14 shows information on consumer units, market and revenue by rate class. As shown, the Residential class has the greatest participation of consumers, market and revenue for the distributor, namely, 61.7%, 44.5% and 45.7%, respectively. Also, 32.6% of revenues in 2014 were associated to the Commercial and Rural rate classes. Participation of the Industrial class is low, with participation of only 3.2% of the market and 3.6% of the income for rural areas.

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Table 14 - Number of Consumers, Market and CERR Revenue by Rate Class (2014)

Class	Consumers		Market (MWh)		Revenue (BRL Million)
Residential	24,470	61.7%	42,441	44.5%	12.6	45.7%
Industrial	132	0.3%	3,081	3.2%	1.0	3.6%
Commercial	2,509	6.3%	13,094	13.7%	3.9	14.1%
Rural	11,318	28.5%	17,508	18.4%	5.1	18.5%
Street Lighting	39	0.1%	6,488	6.8%	1.1	4.0%
Public Power	1,039	2.6%	8,895	9.3%	2.7	9.8%
Public Service	124	0.3%	3,724	3.9%	0.9	3.3%
Other Classes	46	0.1%	88	0.1%	0.03	0.1%
TOTAL	39,677	100.0%	95,318	100.0%	27.6	100.0%

Source: SPARTA ANEEL, attached to Technical Note #366/2014-SRE/ANEEL. The number of consumers relates to the month of October 2014, while market and revenue is the sum from November 2013 to October 2014. Consumers and the Low Income ("BR") market are contained in the BT data. It is not possible to identify the revenue from the billing of BR users.

     In order to expand the analysis, we estimate, for the regulatory years of 2015 and 2016 (between November of the prior year and October of the year under review) the state's rural market. To do so, we first calculate, for the year 2014, the weight of CERR's market compared to Boa Vista's level of supply. Based on this percentage we estimate the rural market through the level of supply verified in the capital (Boa Vista) (shown in Table 6).

     Table 15 shows the evolution of energy consumption in rural Roraima state between 2014 and 2016. We note an 18.8% growth in the period, while consumption in the capital (Boa Vista) increased by 15.3% between 2014 and 2016 (percentage calculated from the information in Table 6). There is no breakdown of market information by type of users.

Table 15 - Evolution of the Energy Market in Rural Roraima State (MWh)

				Period	Geometric
Region/Year	2014	2015	2016	(2014/2016)	(p.a.)
Rural (CERR)	95,318	103,743	113,263	18.8%	9.0%

Source: SPARTA ANEEL (attached to Technical Note #366/2014-SRE/ANEEL) and prepared by the author.

     Over the same period, the number of consumer units expanded at an even more expressive pace in the rural part of the state, at a rate of 7.9% per annum (versus 5% per annum for the capital), according to what can be observed in Table 16.

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Table 16 - Evolution of Consumer Units in Rural Roraima State

				Period	Geometric
Region/Year	2014	2015	2016	(2014/2016)	(p.a.)
Rural (CERR)	39,677	46,893	46,211	16.4%	7.9%

Source: For the year 2014, the SPARTA worksheet was used, comprising data related to October 2014. The years 2015 and 2016 were estimated based on average market growth. Data relate to the month of October of the respective years.

     Given the limitation of information on the State's rural areas, a conclusive analysis of the market previously served by CERR cannot be made. However, it can be concluded, based on the year 2014, that the Residential class is the main representative of users of the rural part of the state, in addition to representing about 45% of the market and revenue. It is also worth noting the participation of the Rural and Commercial classes, which together account for about 1/3 of the market and revenue of the rural part of the state.

     Also noteworthy is a perception that there is a repressed demand in the rural part of the state24, mainly of rural clients, who do not invest in infrastructure due to a lack of quality of electric power supply.

     In addition, as will be observed in Chapter 3, there are about 9,000 potential users in the rural part of the state that lack connection to the electric power system. They are part of the Programa Luz para Todos ("PLPT") program, which foresees investments for their connection to the grid for the first five years of the concession (between 2018 and 2020).

2.5. Operating Indicators

     This section aims to analyze the main operating indicators of the company, based on its performance in recent years. To do so, sections 2.5.1 and 2.5.2 address service and product quality indicators, respectively, while section 2.5.3 shows a diagnosis on energy losses.

2.5.1. Quality of Service Indicators

     Brazilian distributors assess the continuity of the service provided to consumers through individual and collective indicators, which are required by ANEEL and arranged in Module 8 of PRODIST. Individual indicators are divided into indicators of Individual Downtime Duration per Consumer Unit or per Connection Point ("DIC"); or Frequency of Individual Downtime per Consumer Unit or Connection Point ("FIC"); Maximum continuous downtime duration per consumer unit or connection point ("DMIC"); and Duration of individual downtime occurred on a critical day per consumer unit or connection point ("DICRI").

24 Perceptions were extracted from conversations with Boa Vista distribution planning teams.

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     The monitoring of the individual indicators is done by means of limits which are also individual, and are defined for monthly, quarterly and annual periods in relation to the DIC and FIC indicators. The DMIC indicator limit is set for the monthly period, while the DICRI indicator limit is set for each critical-day downtime.

     When the limits of the individual continuity indicators are breached, the distributor must compensate the consumer financially automatically with a deduction on their invoice within two months after the indicator is determined.

     Table 17 shows the evolution of the compensation paid by Boa Vista (Capital)25 over the period (2012-2016), as well as the evolution of the amount of compensations paid. It is worth noting that the amount of compensations and their respective financial value related to the annual period of assessment of the quality of service indicators are not available on ANEEL's website for the years 2014 and 2016.

Table 17 - Compensations for Breach of Quality of Service Indicators (Boa Vista - Capital)

Item	2012	2013	2014	2015	2016
Quantity (#)	296,672	163,596	94,409	566,575	597,275
Compensation Amounts (BRL)	863,819	307,835	120,560	1,939,900	1,911,455
Installment B (BRL)	38,953,288	54,373,461	61,639,160	70,671,124	79,215,727
%Comp./Installment B	2.21%	0.57%	0.20%	2.74%	2.41%
Source: ANEEL website.

     We note that in recent years the capital has shown a path of increase in compensations for breaches of continuity of service indicators, both in the quantity and in the amounts paid. Between 2014 and 2015 there was a growth of approximately 1,500% in the compensation amounts and 500% in the quantity of compensations, a level that was maintained in 2016. As an example, the total compensations paid in 2015 for breach of the individual quality of service limits corresponded to 2.74% of the company's installment B, according to IRT data for this year.

     From the sums of the determined amounts for the individual DIC and FIC indicators, we obtain collective indicators that reflect the continuity of the service provided, both at the level of groups of consumer units and at the company level, namely: "DEC" (Equivalent Duration of Downtime per Consumer Unit) and "FEC" (Equivalent Frequency of Downtime per Consumer Unit).

DEC/FEC Behavior for Boa Vista (Capital)

     The graphs below show, for Boa Vista (Capital), the evolution of the determined DEC and FEC indicators and the regulatory limits approved for the period 2012 to 2016.

25 There is no public data on compensation to users for violation of continuity indicators for the rural part of the state of Roraima.

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In addition, for the year 2017, the limit of internal collective DECi and FECi indicators (which disregard downtime originated outside the distribution system) is demonstrated, as set forth in Normative Resolution #748/16, of November 29, 2016.

     As shown, Boa Vista (capital) showed notable violations of both indicators in the years 2015 and 2016, and for 2016, the violation was of approximately 2.5 times for both FEC and DEC.

Graph 4 - DEC Determined Indicator and Limits (Boa Vista - Capital)

**Internal limits in accordance with ANEEL Normative Resolution #748/16 of November 29, 2016, which established the terms and conditions for the provision of the public electricity distribution service by the Designated Distributor, pursuant to article 9 of Law 12,783, dated January 11, 2013 and Ordinance #388 of June 26, 2016 of the Ministry of Mines and Energy.

     Boa Vista (capital) has three consumer groups. Noteworthy is the fact that all violated regulatory limits for DEC and FEC in the year 2016. This fact indicates that the company has faced recent difficulties in the management of quality of service indicators.

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DEC/FEC Behavior for Boa Vista (Rural)

     Graph 6 and Graph 7 present the historical series of both the assessed indicators and the limits for DEC and FEC indicators of Boa Vista (rural) for the years 2013 to 2016, as well as regulatory limits for the year 2017. The information up to the year 2015 comes from ANEEL's website. Data for 2016 are not available on the Regulator's website, which is why we have replicated the assessed 2015 CERR indicators to this year in order to compare with the approved limit for 201726.

     It should be noted that CERR remained below its regulatory limits for both indicators, and no breaches were found. However, it should be noted that the approved limits are much higher than those estimated for the capital (Boa Vista).

Graph 6 - DEC Determined Indicator and Limits (Boa Vista - Rural)

Source: ANEEL website and NT #0079/2014.

26 Limits for the year 2017 were taken from Technical Note # 0079/2014.

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2.5.2. Product Quality Indicators

     Product quality indicators analyze the adequacy of the voltage level in steady state, arranged in Module 8 of PRODIST. These indicators are: The Relative Duration of the breach for Equivalent Critical Voltage ("DRCE") and the Relative Duration of the breach for Equivalent Poor voltage ("DRPE").

     The stipulated limits for the indicators are: 0.5% for Critical Voltage27 and 3% for Poor Voltage. Graph 8 and Graph 9 show the evolution of indicators mentioned only for Boa Vista (capital), since there is no public information about the behavior of these indicators for the rural part of the state.

Graph 8 - Evolution of the product quality indicator (DRCE) - Boa Vista (Capital)

Source: ANEEL website.

27 The steady state voltage indicators are calculated on a quarterly basis based on sample measurements performed by distributors in consumer units randomly selected within their concession or permit area. For each consumer unit, voltage is measured over a week, and the DRP (relative duration of the poor voltage breach) and DRC (relative duration of the critical voltage breach) indicators are determined, which express the percentage of time in which the consumer unit remained with poor voltage and with critical voltage.

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     The Equivalent Critical voltage indicator ("DRCE") for the Distributor remained below the maximum limit in 4 out of the 5 analyzed years, only showing breach in 2015. Regarding the Equivalent Poor Voltage indicator ("DRPE"), violations were more frequent, perceived in all years between 2012 and 2015, with an average of 0.6% of transgression above the maximum limit.

     Breaches of the individual product quality indicators also generate compensation to be paid by Boa Vista (Capital)28. Table 18 shows the evolution of the amount paid by Boa Vista with respect to breaches of individual product quality indicators.

Table 18 - Compensations for Breach of Individual Product Quality Indicators (Boa Vista - Capital)

Item	2012	2013	2014	2015	2016
Quantity (#)	354	587	900	627	3,209
Compensation Amounts (BRL)	52,159	15,041	15,654	18,341	99,905
Installment B (BRL)	38,953,288	54,373,461	61,639,160	70,671,124	79,215,727
%Comp./Installment B	0.13%	0.03%	0.02%	0.02%	0.13%
Source: ANEEL website.

     It should be noted that, despite the fact that the Distributor does not show breaches of the equivalent product indicators, violations of individual indicators in 2016 affected 0.13% of the company's Installment B.

2.5.3. Power Losses

     Power losses in a distribution system are also taken as an operational indicator of a Distributor. Losses are divided into the categories of Technical Losses ("PT") and Non-Technical Losses ("PNT").

     In the calculation of regulatory technical losses carried out by ANEEL, losses in the distribution grids in high, medium and low voltage, substations, distribution transformers, in addition to the connection branches and meters are taken into account.

     The level of technical losses calculated at the time of the company's RTP, as a percentage of the energy injected, is kept constant in all IRTs until the subsequent revision. The regulatory framework for non-technical losses is also defined at the time of the RTP, but unlike the PTs, a downward trajectory is defined, with a lower level of PNT being recognized at each rate readjustment until it reaches the regulatory target established by the Agency at the end of the cycle.

28 There is no information on compensations for breaches of product quality indicators for the rural part of the state of Roraima.

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     Graph 10 shows regulatory technical losses, while Graph 11 illustrates the difference between the Real and Regulatory PNTs, elucidating the Boa Vista's (Capital) performance over the analyzed period.

Graph 10 - Regulatory Technical Losses on Injected Energy (Boa Vista – Capital)

Source: 3rd RTP of the Distributor. Regulatory loss data for the year 2016 were approved by Approval Resolution #2,184 of 11/29/2016. Real losses were obtained according to energy balance data provided by the company.

     Firstly, it should be noted that the company did not calculate the actual technical loss levels until 2016, which is why we only show the regulatory levels approved by ANEEL. PNTs are obtained through the difference between the total losses verified in the energy balance of the Company and PT regulatory levels. Then, by evaluating the PNTs (Graph 11) we concluded that the Distributor has actual PNT levels oscillating above and below the regulatory targets.

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     In the case of the rural part of Boa Vista's area of activity, the only PT historical information available is found in Technical Note #35 SGT/ANEEL of February 19, 2016, which sought to carry out the "Calculation of the CERR Balance Rate". In this Technical Note there are technical losses equivalent to 10.19% of the total energy injected29 and non-technical losses of 85% on the BT market30.

     It should be noted that in 2016, through Approval Resolution #2,184 of November 29, ANEEL recognized the actual PNT levels of Boa Vista as being the regulatory thresholds, since the state's capital was not interconnected with the SIN in 2009, as provided in article 4 of Law #13,299/2016.

     In the abovementioned resolution, the lawmaker also sets PT and PNT targets for the years 2017 to 2025 for the entire state of Roraima (Capital and Rural). Regarding PT, the target is "flat" and equal to 7.62% with respect to injected energy. PNTs have annual decreases ranging from 24.49% of the BT market in 2017 to 12.58% of the BT market in 2025.

2.6. Energy Purchase and Sale Indicators

     In this chapter, the historical evolution of the Required and Contracted Energy of Boa Vista will be discussed. The entire analysis is based on the current regulation expressed in Sub-module 3.2 -Energy Acquisition Costs - for Rate Regulation Procedures ("PRORET"), which have a normative nature regarding the rate processes of electric power distribution utilities.

Firstly, the distinction between Required and Contracted Energy totals must be defined.

     Required Energy is the volume of electric power (MWh) acquired in a given reference period to serve consumers or other utilities and distribution licensees, plus regulatory power losses of the distribution system - subdivided into technical ("PT") and non-technical ("PNT")31.

     Contracted Energy is the volume of electric energy (MWh) acquired by Base contracts, Bilateral contracts and Energy Trading in the Regulated Environment Contracts ("CCEAR"), which shall be briefly explained below.

Base Energy encompasses:

  Own Generation: energy generated by the distributor to serve its market, according to Law 9,074 of July 7, 1995, with the wording given by Law 10,848 of 2004, which provides that distributors of the National Interconnected System ("SIN") with a market below 500 GWh/year and those that serve Isolated Systems can carry out electric power generation activities, provided that they are fully intended to serve their own markets.
  Angra 1 and 2 Quota: energy marketed by the Angra 1 and Angra 2 generating plants and compulsorily acquired by utilities operating in the SIN, as provided in article 11 of Law #12,111 of 2009.

29 For this estimate, ANEEL considered the average percentage of regulatory technical losses of companies in the North of the country in the last revision processes.

30 The NTP percentage was estimated by ANEEL based on the CERR rate process carried out in 2014. BT Market equivalent to 86,187 MWh.

31 If the real electrical losses (whether technical or non-technical) are considered instead of regulatory losses, the energy of the system is called Injected Energy.

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  Renewed Concession Quota: amount resulting from the apportionment of the physical energy and power guarantee of plants whose concessions were extended pursuant to Law #12,783 of 2013. Allocation of quotas to distributors is established according to ANEEL regulations.
  Itaipu Binacional Quota: Energy sold by Itaipu Binacional with the electricity distribution utilities acquiring shares of the production that were made available to Brazil, according to specific ANEEL regulation. Holders of quotas of the plant's energy are only distributors located in the South and Southeast/Center-West subsystems, which compulsorily acquire the electricity generated by Itaipu. That is, they do not include distributors located in the North and Northeast subsystems.

     Bilateral Contracts are freely negotiated between the agents, signed before the enactment of Law #10,848 of 2004, to serve the Interconnected System. Contracts signed to serve the Isolated System before Provisional Measure #466 of July 29, 2009, and those signed by means of a bidding held in the form of a competition or auction, as set forth by Decree #7,246 of July 28, 2010, also correspond to Bilateral Contracts.

     Also classified as Bilateral Contracts are the contracting of Distributed Generation energy resulting from vertical divestiture, as provided by Law #10,848 of 2004. In addition, also classified as such are contracts arising from public bidding carried out by distribution agents with own market lower than 500 GWh/year and contracts signed between a utility with market under 500 GWh/year and its current supply agent.

     Finally, Energy Trading in the Regulated Environment Contracts ("CCEAR") are those established for the Auctions of: (i) Existing Energy for existing generation projects - defined based on article 19 of Decree #5,163 of 2004; (ii) New Energy for new generation projects - deriving from auctions defined based on article 19 of Decree #5,163 of 2004 and (iii) Alternative Energy Sources -arising from auctions defined based on article 19 of Decree #5,163 of 2004.

     After explaining the technical terms, the evolution of the Required Energy (MWh) and Contracted Energy (MWh) for the years 2012 to 2016 of distributor Boa Vista (Capital) is shown on Table 19 and Table 2032.

32 Information regarding rural areas is expressed in row 4 of the first table, in the form of Supply, since Boa Vista (capital) is a supplier of former CERR.

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Table 19 - Results of Regulated Required Energy (MWh) from 2012 to 2016.
	2012	2013	2014	2015	2016
Required Energy (Provision + Supply +	783,493	872,743	982,608	1,060,670	1,160,780
Loss)
Provision + Supply	688,355	771,986	872,672	945,489	1,012,477
Provision	571,488	608,048	686,075	742,397	790,749
Supply (TE Market)	116,867	163,938	186,597	203,091	221,728
Regulatory Losses	95,138	100,757	109,936	115,182	148,303
Non-Technical Loss	43,273	39,299	40,761	40,510	66,584
Technical Loss	51,865	61,459	69,176	74,671	81,719
Basic Grid Loss on Dist.	0	0	0	0	0
Basic Grid Loss on Captive market	0	0	0	0	0
Source: ANEEL.

Table 20 - Results of Contracted Energy (MWh) from 2012 to 2016.
	2012	2013	2014	2015	2016
Contracted Energy (Base + Bilateral +	783,453	872,743	982,608	1,060,670	1,488,174
CCEAR)
Base Energy	0	28,078	28,078	28,078	28,078
Own Generation	0	0	28,078	28,078	28,078
Angra I/Angra II Quota	0	0	0	0	0
Quotas Law #12783/2013	0	0	0	0	0
Itaipu (deducting losses)	0	0	0	0	0
PROINFA	0	0	0	0	0
Bilateral	783,453	844,665	954,530	1,032,592	1,132,702
CCEAR	0	0	0	0	327,394
Source: ANEEL.

     From the point of view of the Required Energy, we note that the total has increased over time: energy provision + supply increased by 377 GWh, while regulatory losses calculated by ANEEL increased by 53 GWh for the same period. With respect to Contracted Energy, its growth path is due to the energy increase from the Bilateral agreement, which accumulates a 349 GWh increase in 5 years, while base energy did not increase. We highlight the energy purchased in 2016 under the CCEAR, which cannot be used by the company since it is not yet connected to the SIN.

     Graph 12 presents the evolution for the years 2012 to 2016 of the following information: (i) Contracted Energy in GWh subdivided by the Base, Bilateral and CCEAR contracts; (ii) curve with the percentages of coverage by the rate of the energy contracts that the distributor made during the analyzed period; and (iii) difference between Contracted Energy and the regulatory Required Energy in GWh.

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Graph 12 - Evolution of Base Energy, Bilateral and CCEAR and the percentage of Required Energy recognized by the Energy Rate.

     In terms of Contracted Energy, there is a gradual increase in energy from the Bilateral agreement, with a greater participation in 2016 and a peak of energy contracted through the CCEAR in 2016, and no participation of such agreement in previous years was verified. This is due to a proactive participation of the company in energy auctions in the past, in the expectation of interconnection with the SIN, which did not occur and left the company exposed at that point. The Bilateral Agreements showed a gradual increase during the period, with a 34% increase in 4 years, as in 2012 no participation of such agreement was verified in the composition of Boa Vista's energy.

     We can see that the percentage ratio of Contracted and Required Energy indicates that there is over-contracting, especially in 2016 (approximately 22%). The difference can be partially explained by the distance between real commercial losses to an amount larger than the regulatory level recognized by regulators, which was already shown in section 2.5.3, but mainly by overcontracting, the causes of which must be detailed by the distributor to ANEEL so that they may be evaluated and recognized, if appropriate, as involuntary33.

33 The vote of Director André Pepitone da Nóbrega, who monitors ANEEL Order # 1,143, of April 25, 2017, regarding CASE 48500.002516/2016-50 on the recognition of involuntary overcontracting, cites that "It is further recognized that paragraph 10 of article 50 of Resolution # 453 of 2011 does not cover all the causes of overcontracting that may be recognized as involuntary, requiring ANEEL to analyze exceptional cases presented by distributors. In such circumstances, as well as in the migration of consumers to ACL, each distributor should have the opportunity to file an involuntary overcontracting recognition petition to ANEEL by proving maximum efforts and detailing its particular case."

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2.7. Asset Conditions

     Between 3/27/2017 and 3/31/2017, a field visit was carried out at Boa Vista's premises (Capital), aiming at the diagnosis and evaluation of the technical and physical conditions of the utility's assets, in particular the main electrical energy distribution equipment and infrastructure, identifying its status, critical points at distribution grids by voltage level, as well as the description and evaluation of services.

     As the company showed only three consumer sets (Centro, Floresta and Distrito), all were visited, in addition to sections of their respective feeders at medium voltage and BT sample grids.

     All substations visited were in a good state of preservation of facilities: an oil collection basin, firewalls, a protection system and adequate maneuvering equipment were verified. Maintenance of substations is carried out periodically and there is a systematic pruning of vegetation at the strips of sub transmission lines.

     The 13.8 kV grids are mostly made up of concrete poles, bare aluminum conductors and insulation of the 15-kV class, fixed on wooden crosses. Part of the MT grid is being replaced by compact-type grids. However, there is a lack of flexibility in the MT system caused by overload in certain substation transformers and little margin for maneuvering between feeders, given the high level of loading of these assets.

     Preventive maintenance is performed according to the following criteria: substation prioritization and systematic pruning of vegetation in LT strips. Scheduled maintenance is always hampered by the lack of system flexibility caused by overloading of transformers and other equipment, sometimes increasing the duration of programmed shutdowns.

     The BT grid facilities and distribution transformers are in a good state of preservation. Transformers are replaced or have their circuits re-divided when the load reaches 100% rated power, but replacement actions are usually performed.

     In addition, we were able to add the Mucajaí set in Rural Roraima state to the period of field visits. This was a specific case of verification of assets and facilities previously owned by CERR.

     One can consider Mucajaí as a small sample of the total set of the rural part of the state, so that the verified findings for this set are merely indicative and cannot be extrapolated. That is, the findings are not exhaustive and, for this reason, do not substitute the conclusions arising from the survey that is being conducted by ANEEL34.

34 On March 28, the field team was informed that an ANEEL analyst requested an asset survey report from CERR's chair. When analyzing the data received, the analyst found that asset management and equity control were very deficient, and gave a period of 60 days for the company to provide a more robust information base. At the same time, the Regulator intends to carry out a field assessment (physical-accounting validation) about the conditions of assets of the rural part of the state.

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2.8. Critical points observed during the field visit and challenges for new utilities

     The following is a brief summary of a series of observations from the findings of the field visit team. These observations will translate into investment needs in order for the system to operate safely, reliably and promptly. In the next chapter we will observe the 2018-2022 Five-Year Investment Plan ("PIQ"), which will address the needs pointed out by the field visit team.

     This item is exclusively dedicated to the Capital's area of activity, since the rural part of the state was not exhaustively evaluated by the team that inspected the distributor's assets.

2.8.1. High-voltage distribution system

     The Boa Vista (capital) system is supplied through the 230/69/13.8 kV (2x100 MVA) Boa Vista substation from Eletronorte, which receives energy from the Guri Hydroelectric Complex through the 230-kV single circuit LT of the city of Santa Elena in Venezuela, with a contracted load of 180 kW and from thermal plants, among which are the Monte Christo UTE, with 97.1 MW, the Floresta UTE and the Distrito UTE, both with 40 MW.

     As Venezuela started to experience political/economic instability plus an unfavorable hydrology since 2010, supply risk increased sharply, leading to about 2/3 of the blackouts that the region is subjected to.

     The alternative was the contracting of 4 UTEs, the total load of which is equivalent to the Venezuelan supply. In this model, Boa Vista pays a lease, buys the fuel and reimburses O&M according to the dispatch. The dispatch of these plants is low (20%), as they are assets to provide security of supply by not making use of the energy coming from Venezuela.

     In the short term, the third 1 x 100 MVA, 230/69 kV transformer is being installed in Eletronorte's Boa Vista SE. However, the main work planned is the connection of the capital (Boa Vista) to the national interconnected system ("SIN"), with the construction of the 500 kV LT, starting from Manaus, which will place the company's system in another level of reliability. The current system suffers from a high rate of downtimes, and recorded blackouts in recent years (24 in 2015, 38 in 2016 and 17 until today in 2017).

     Loading problems and a lack of operational flexibility were identified in SE transformers. To that end, the PIQ already foresees the construction of the Equatorial SE, expansion of the Distrito and Floresta SEs, interconnection of the Distrito SE to Floresta and, later, interconnection to the line between the Distrito SE and the Equatorial SE.

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2.8.2. Medium-voltage distribution system, grids and substations

     36 feeders start from the three 69/13.8 kV substations in the Boa Vista (capital) system. Some feeders have high loading, hindering the relocation of loads between them. The 13.8 kV 3-phase distribution grid does not guarantee coverage for a considerable extension of its feeders along the most rural area of the capital, which is served by single-phase stretches. This fact requires greater control in several operational contexts. The replacement of the single-phase grid and the expansion of three-phase or two-phase circuits would positively reflect on DEC and FEC continuity indicators. However, the AT works listed would relieve the loading of MT circuits, which is already foreseen in the PIQ.

     In addition, the high humidity of the region has shortened the service life of wooden poles, as well as of crosses, to 8 years, which also need to be replaced in the short term. Investments for asset renewal are also included in the PIQ.

2.8.3. BT distribution system - Grids and SET

     The Boa Vista (capital) low voltage grid has 1,328 km in length, with 1,239 km of urban grid and 89 km of rural grid. In the MT/BT transformation, 5,217 distribution transformers are installed.

     In general, BT facilities are in good state of preservation. From the point of view of BT grid management, transformers are replaced or have their circuits re-divided when the load reaches 100% rated power. For this reason, transformers have a low level of burning, about 5 units per month.

     Maintenance teams are the same ones that serve the medium voltage grid. This fact does not hinder the effectiveness of preventive maintenance actions. For example, we verified that the pruning of vegetation next to the low voltage grid is maintained efficiently. Thus, for BT, the PIQ must contain resources for asset renewal.

3. Five-Year Investment Plan ("PIQ")

     The objective of the PIQ is to present, based on technical and economic evaluations, a five-year investment plan - 2018 to 2022 horizon - for Boa Vista's (Capital and Rural) electric energy distribution concession area, with reference to the projects planned as necessary to meet the demand for new connections (within the scope of the vegetative growth or the Programa Luz para Todos program) improvement of the performance indicators of service continuity, reduction of electrical losses, as well as adjustments and implementations of computerized systems for support in commercial management and distribution.

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     In order to verify the investment needs, the information provided in the Data Room by BOA VISTA ENERGIA was used, namely: "Electrical System Expansion Plan (2014-2023 horizon)", "Distribution Development Plan ("PDD") for the year 2017", and the Plan for Temporary Rendering for the rural part of the state of Roraima, submitted to ANEEL in mid-March 2017. In addition, we used information obtained by the company's planning area, obtained through face-to-face meetings and conference calls.

     Initially, we present in Table 21 a summary of ongoing investments by type of project and voltage level informed by Boa Vista. In total, BRL 21.07 million are intended for projects/investments planned for the year 201735.

Table 21 - Investments in Progress in the Year 2017 by Type of Project

Type of Project	Investment
AT Expansion	BRL 17,318,850
MT Expansion	BRL 1,576,557
BT Expansion	BRL 666,321
MT Improvement	BRL 318,660
BT Improvement	BRL 516,457
Asset Renewal	BRL 676,958
Total	BRL 21,073,803

     The works contained in the PIQ were defined based on the information provided and analysis of the investments in progress. Firstly, we drafted a Base Scenario PIQ, starting with the 2017 PDD, adopting the following assumptions by type of investment and voltage level:

  "AT Expansion": the annual investment projected by the company in the 2017 PDD was considered. For the year 2021, which had no planned investments, the average investment forecast for 2019, 2020 and 2022 was applied, considering that the resources earmarked for 2018 are atypically high;
  "MT and BT Expansion": the annual investment projected by the company in the 2017 PDD was considered. For the years with projected investment gaps (years 2021 and 2022), the average of the amounts allocated between the years 2019 and 2020 was applied, considering that the resources earmarked for 2018 are atypically high;
  "MT and BT Improvement": the annual investment projected by the company in the 2017 PDD was considered. For the years with projected investment gaps (years 2021 and 2022), the average of investments foreseen for the years 2018 and 2020 was applied;

35 The amounts set forth relate to projects in progress or which are in the process of signing a contract. Therefore, changes may occur throughout the year.

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"Programa Luz para Todos (PLPT)": The 2017 PDD foresees BRL 31.9 million allocated in the year 2018 in order to connect 3 thousand new users. However, according to data from the Plan for Temporary Rendering in the rural part of the state, there is a current deficit of 9 thousand residences. Thus, 6 thousand users are not included in the 2017 PDD (as confirmed through a conference call made with the company's planning team). Thus, we incorporated for the years 2019 and 2020 resources required to universalize the state, to the amount of BRL 31.9 million per year.

"Renewal": only one investment is foreseen in the 2017 PDD, equivalent to BRL 451.3 thousand, for replacement of wooden poles for concrete poles in 2020. We understand that this amount does not reflect the need for renewal of company assets. Thus, we considered the amount required between 2018-2022 as the Regulatory Reintegration Quota ("QRR") for
the entire concession area, composed of two portions:

(i)	For the capital, we consider the QRR established by ANEEL to Boa Vista Energia in the last rate review, which occurred in the year 2013 (only state capital of and surroundings), updated by the IPCA until April 2017, resulting in BRL 9.616 million;
(ii)	For the rural areas, we considered the QRR estimated for CERR in ANEEL Technical Note ("NT") #35 of February 19, 2016, which sought to calculate CERR's equilibrium rate. In this technical note the regulators explain the difficulty in obtaining a BRR reasonably well estimated for CERR, and the need to elaborate several scenarios. We considered the most conservative scenario - 30% of estimated assets (see Table 10 of the NT) -, updated to April 2017, resulting in the amount of BRL 1.913 million.
(iii)	That is, the annual QRR considered is equivalent to BRL 11.530 million.
"Systems": implementation of a new commercial system (50% of the investment amount allocated in 2018 and another 50% allocated in 2019) and replacement of the Distribution
Management System ("SGD") in 2018 were considered.

     In Table 22, we present the Base Scenario PIQ. BRL 300.4 million of investments are needed in the next five (5) years, and the need for the year 2018 is significant, which concentrates BRL 134.2 million, i.e., 44% of the total projected for the five-year period36.

Table 22 - Base Scenario: Projection of Five-Year Investments (Detailed Resources by Type of Project)

Type of Project/
	2018	2019	2020	2021	2022	Total
Systems
AT Expansion	BRL 38,099,379	BRL 9,245,694	BRL 8,126,883	BRL 8,600,557	BRL 8,429,095	BRL 72,501,608
MT Expansion	BRL 34,256,152	BRL 1,095,191	BRL 1,039,274	BRL 1,067,233	BRL 1,067,233	BRL 38,525,082
BT Expansion	BRL 1,319,153	BRL 992,466	BRL 992,466	BRL 992,466	BRL 992,466	BRL 5,289,016
MT Improvement	BRL 579,026	BRL 358,676	BRL 358,676	BRL 432,126	BRL 432,126	BRL 2,160,631

36 The financial amounts presented in this chapter are in real currency at April 2017 prices.

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Type of Project/
	2018	2019	2020	2021	2022	Total
Systems
BT Improvement	BRL 494,694	BRL 494,694	BRL 494,694	BRL 494,694	BRL 494,694	BRL 2,473,471
Asset Renewal	BRL 11,530,231	BRL 11,530,231	BRL 11,530,231	BRL 11,530,231	BRL 11,530,231	BRL 57,651,154
PLPT	BRL 31,952,036	BRL 31,952,036	BRL 31,952,036	-	-	BRL 95,856,108
SGD Replacement	BRL 6,000,000	-	-	-	-	BRL 6,000,000
Commercial System	BRL 10,000,000	BRL 10,000,000	-	-	-	BRL 20,000,000
Total
	BRL 134,230,671	BRL 65,668,988	BRL 54,494,260	BRL 23,117,307	BRL 22,945,844	BRL 300,457,070
Investments
Total Own
	BRL 102,278,635	BRL 33,716,952	BRL 22,542,224	BRL 23,117,307	BRL 22,945,844	BRL 204,600,962
Resources*

* The Programa Luz Para Todos ("PLPT") program was inserted in the PIQ considering 100% government subsidy, i.e., no resources owned by the Company, as stated in the rural Temporary Rendering Plan.

     In order to supplement the Base Scenario, an Alternative Scenario was prepared. In that scenario, we anticipate for the year 2022 (the year prior to the date of the first Periodic Rate Revision ("1RTP") to be applied in the new concession37) investment related to the expansion of the AT system expected for the years 2024 and 2025, so as to increase the Regulatory Remuneration Base ("BRR"), as shown in Table 23. These works are budgeted at BRL 11.9 million.

Table 23 - Projects Anticipated from 2023 to 2022 for Preparing the Five-Year Plan

Project Description	Estimated
Amount
69 kV Line Construction between Distrito SE and Equatorial SE	BRL 4,744,295
Construction of Pricumã SE	BRL 9,321,872
Construction of 69 kV line between Distrito SE and Pricumã SE	BRL 4,685,755
Total Investments	BRL 18,751,923

Table 24 shows the resulting Alternative Scenario PIQ.

Table 24 - Alternative Scenario: Projection of Five-Year Investment (Resources by Type of Project)

Type of Project/
	2018	2019	2020	2021	2022	Total
Systems
AT Expansion	BRL 38,099,379	BRL 9,245,694	BRL 8,126,883	BRL 8,600,557	BRL 27,181,017	BRL 91,253,530
MT Expansion	BRL 34,256,152	BRL 1,095,191	BRL 1,039,274	BRL 1,067,233	BRL 1,067,233	BRL 38,525,082
BT Expansion	BRL 1,319,153	BRL 992,466	BRL 992,466	BRL 992,466	BRL 992,466	BRL 5,289,016
MT Improvement	BRL 579,026	BRL 358,676	BRL 358,676	BRL 432,126	BRL 432,126	BRL 2,160,631
BT Improvement	BRL 494,694	BRL 494,694	BRL 494,694	BRL 494,694	BRL 494,694	BRL 2,473,471

37 In this case, it was assumed that the company will have its privatization process finalized in 2018, having, therefore, an RTP in the year 2023.

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Type of Project/
	2018	2019	2020	2021	2022	Total
Systems

Asset Renewal	BRL 11,530,231	BRL 11,530,231	BRL 11,530,231	BRL 11,530,231	BRL 11,530,231	BRL 57,651,154

PLPT	BRL 31,952,036	BRL 31,952,036	BRL 31,952,036	-	-	BRL 95,856,108

SGD Replacement	BRL 6,000,000	-	-	-	-	BRL 6,000,000

Commercial System	BRL 10,000,000	BRL 10,000,000	-	-	-	BRL 20,000,000

Total
	BRL 134,230,671	BRL 65,668,988	BRL 54,494,260	BRL 23,117,307	BRL 41,697,767	BRL 319,208,993
Investments

Total Own
	BRL 102,278,635	BRL 33,716,952	BRL 22,542,224	BRL 23,117,307	BRL 41,697,767	BRL 223,352,884
Resources*

* The Programa Luz Para Todos ("PLPT") program was inserted in the PIQ considering 100% government subsidy, i.e., no resources owned by the Company, as stated in the rural Temporary Rendering Plan.

     We emphasize that, according to the second subclause of clause nineteen of the draft of the proposed concession agreement for companies of the Eletrobrás group to be privatized 38, the new controller may request an RTP between cycles until the third-rate activity after signing the contract. An additional review request for the year 2019 is most likely to occur. However, it is not advisable to intensify more investments for the year 2018 (for incorporation into the BRR in 2019) than those originally foreseen, which is why this CAPEX anticipation is not inserted in the Alternate PIQ.

     It should be noted that the Base Scenario shall be used for the Company's economic-financial evaluation.

38 Technical Note # 182/2017 – SCT-SRD-SEM-SFF-SFE-ADS/ANEEL, of May 02, 2017.

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4.	References
[1]	“Roraima de fato.,” [Online]. Available: http://roraimadefato.com/main/historico-de-roraima/. [Accessed in a Query performed on 4/12/2017].
[2]	“Memória da Eletricidade,” [Online]. Available: http://memoriadaeletricidade.com.br/default.asp?pag=5&codTit1=44383&pagina=destaques/linha/19641990&menu=37 7&menunome=1964-1990#44383. [Acessed in a Query performed on 4/12/2017].
[3]	D. O. d. União, 5 12 2014. [Online]. Available: http://pesquisa.in.gov.br/imprensa/jsp/visualiza/index.jsp?data=12/05/2014&jornal=1&pagina=81&totalArquivos=128.
[Accessed 4 6 2017].
[4]	“Eletrobras Distribuição Roraima - EDRR,” [Online]. Available: http://internet.boavistaenergia.gov.br/empresa/historia/. [Acessed in a Query performed on 4/12/2017].
[5]	“Companhia Energética de Roraima, CERR,” [Online]. Available: http://www.cerr.net.br/historia/#. [Acessed in a Query performed on 4/12/2017].
[6]	E. D. Roraima, “Reunião de Kickoff,” 2016.
[7]	Wikipedia, “Wikipédia - Roraima,” [Online]. Available: https://pt.wikipedia.org/wiki/Roraima. [Accessed 4 6 2017].
[8]	“Relatório de Faturamento 2017,” Information provided on March/16 in the Virtual Office.
[9]	E. d. P. Energética, “Plano Nacional de Energia 2030,” 2007.

[10 F. BV, “Folha BV,” [Online]. Available: http://www.folhabv.com.br/. [Accessed 3 30 2017]. ]

[11] E. D. Roraima, “Plano Decenal,” Boa Vista, 2014.

[12 E. Roraima, “GTON, “Plano Anual de Operação dos Sistemas Isolados para 2017”,” 2016.

]

[13	G. T. O. d. R. N. -. GTON, “Plano Anual de Operação dos Sistemas Isolados para 2017,” 2016.
]

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APPENDIX A - Socioeconomic Characterization of the Concession Area

     In order to better characterize the area of activity of the Distributor, socioeconomic information was collected and grouped into four data sets: (a) Demographic, Education and Employment; (b) Access to Services; (c) Income and (d) Violence. In the following items, comparative analysis was performed for each information collected from the company in relation to the data observed in the North and Northeast regions and Brazil's average. This comparison allows to evaluate the degree of similarity/divergence of the socioeconomic indicators of the company in relation to the regions where the companies of the Eletrobras group operate, as well as to compare with the national average.

a) Demographic Information, Level of Education and Unemployment Rate

     Table 25 shows, in order, the number of municipalities, area, population, number of households, percentage of population living in rural areas, percentage of illiterate population and unemployment rate in the Distributor's area, as well as average data for Brazil and the North and Northeast regions.

	Table 25 - Demographic Information, Level of Education and Unemployment Rates
		Area	Pop.	Density	# HH	%	% Illiterate Unemployment
Region	# Munic.	(km2)	(Thousand) (Inhabitants/km2) (thousand) Rural				Popul.	Rate
						Popul.
RORAIMA	15	224,301	509	2.27	152	16%	10%	8%
BRAZIL	5,567	8,497,584	204,860	24.11	68,037	15%	9%	8%
NORTH	449	3,848,855	17,52	4.55	5,093	25%	11%	9%
NORTHEAST	1,794	1,554,291	56,63	36.44	17,836	27%	17%	9%

Sources: Data on the population were taken from the 2015 PNAD. Number of municipalities and areas were obtained from INPE.

Unemployment rate was obtained at IPEA/PNAD for the year 2014.

     Its population is focused mainly in urban centers (84% of the population), which means that there are large areas of the territory without population or very dispersed rural areas. It is a state with the lowest demographic density in the country (only 2.27 inhabitants per km2).

b) Access to services

     Table 26 shows (for Roraima, and average data from Brazil and the North and Northeast Regions) the percentages of households (i) without garbage collection; (ii) same as point "i", but for urban areas; (iii) without water supply through networks; (iv) same as point "iii", but for urban areas;

(v)	without sanitary sewage by networks or septic tank; (vi) same as point "v", but for urban areas; and
(vi)	without electric lighting located in rural areas.

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		Table 26 - Service Access Information
			% HH	% Urb.	% HH without	% Urb. HH
	% HH	% Urb. HH	without	HH	Sewage	without Sewage % Rural HH
Region	without	without	Water	without	Networks/Septic Networks/Septic		without
	Garbage	Garbage	Network	Water	Tank	Tank	electrical
	Collection	Collection	Supply	Network			lighting
				Supply
RORAIMA	17%	3%	14%	2%	9%	2%	8%
BRAZIL	10%	1%	15%	6%	19%	12%	2%
NORTH	21%	3%	40%	28%	38%	29%	7%
NORTHEAST	21%	3%	20%	7%	35%	23%	1%
Sources: 2015 PNAD.

     In Roraima, 17% of households do not have garbage collection, and in urban areas, the percentage drops abruptly (3% of the total). 14% of the households do not have water supply through networks and 9% do not have access to a sewage network/septic tank. Regarding lighting, 8% of rural households do not have electric lighting, which is above regional and national percentages.

c) Income

     Table 27 shows (i) the percentage of households with income of up to 2 Minimum Wages ("S.M."); (ii) the percentage of people living in households with per capita income below the poverty line39; (iii) average household income per capita and (v) GDP (Gross Domestic Product) per capita.

	Table 27 - Income Information

	% HH w/	% Pop.	Average
		Below	Residential	GDP per capita
Region	Income Up to 2
		Poverty	Income per	(BRL)
	SM
		Line	capita(BRL)

RORAIMA	44%	16%	946.82	18,496

BRAZIL	39%	13%	1,152.24	26,446

NORTH	51%	22%	782.76	17,213

NORTHEAST	58%	20%	730.24	12,955

Sources: Households with income up to 2 S.M. ’ 2015 PNAD. % Pop. Below Poverty Line and Average Household Income per capita ’ 2014 IPEA/PNAD; GDP per capita ’ 2013 Datasus/IBGE.

     As shown, the state concentrates levels above the national average of households with average income of up to 2 minimum wages, but below the North and Northeast regional averages. Likewise, the average household income per capita and GDP per capita are below the national averages, but above the

39 Equivalent to twice the extreme poverty line. The Poverty Line is based on an estimate of the value of a food basket having the minimum calories needed to adequately supply a person, based on World Health Organization (WHO) recommendations.

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regional ones. That is, Roraima stands out in terms of income among the states of the North and Northeast.

d) Violence

     Table 28 shows the number of deaths per aggression for every 100 thousand inhabitants registered in the year 2014. It should be noted that Roraima is slightly above the national average and below regional averages.

Table 28 - Information on Violence

Deaths by
Region
Aggression
RORAIMA	32.0
BRAZIL	29.4
NORTH	34.3
NORTHEAST	41.6

Source: 2014 Datasus/IBGE.

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APPENDIX B - Consumer Market

     Chart 2 below summarizes the concepts that facilitate the understanding of the Brazilian rate structure of the electricity sector, such as Service Voltage Levels, Groups, Subgroups and Rate Classes.

Chart 2 - Overview of the Brazilian Rate Structure

Consumers are divided according to the level of service voltage: "AT" (High Voltage), "MT" (Medium Voltage) and "BT" (Low Voltage).

The AT and MT voltage levels belong to Rate Group A and its users are billed with binomial rates of demand and energy. In general, the higher the service voltage, the lower it tends to be at its average rate and the higher its average consumption usually is.

BT belongs to Rate Group B, and its users are billed commonly in monomial rates (energy only). For these clients, rate differentiation is basically carried out through social factors, that is, residential and commercial users pay higher rates than rural and other classes. The Figure below summarizes the above.

Figure 8 - Rate Groups and Categories

*There may be a Group B consumer with a supply voltage between 1 kV and 2.3 kV, for example, a rural consumer doing extensive field irrigation.

Users can also be classified by rate class, regardless of their voltage level, namely: (i) Residential; (ii) Low Income Residential; (iii) Industrial; (iv) Commercial; (v) Rural; (vi) Street Lighting; (vii) Public Power; (viii) Public Service; and (ix) Other. In AT, we most commonly observe Industrial Consumer Units ("UC"); in MT, Industrial, Public Power or Public Utilities; and in BT, all rate classes.

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APPENDIX C - Response to Emergencies

     The time indicators of response to emergencies do not have specific goals but directly impact the indicators of duration of the downtime. These indicators are calculated monthly by the distributors for each set of consumer units and are expressed in minutes, namely: Mean Time of Preparation ("TMP") -mean value between the awareness of the existence of an event and the moment of authorization for the displacement of emergency personnel; Mean Time of Displacement ("TMD") - mean value between the moment of authorization for the displacement of the emergency care team until the moment of arrival at the location of the event; Mean Time of Execution ("TME") - mean value comprised between the moment of arrival at the location of the event until restoration of the service by the care team; and Mean Time of Response ("TMAE") - a value that represents the sum of all previous times.

Boa Vista (Capital)

     Graph 13 shows the evolution of the mean times of response to emergencies received by the distributor between the years 2012 and 2016. The company showed an increase in all mean times within the period under study, except for the year 2015, which had a reduction in execution and displacement times compared to 2014. The Distributor shows a total mean time of approximately 1 h 30 min to respond to an emergency, with the mean time of preparation being the most representative time in all years.

     Graph 14 shows the evolution of the number of events with interruption of electricity supply with respect to the total number of events recorded by the Distributor in the period under study.

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Graph 14 - Evolution of the Number of Total Emergencies and those with Power Outage (Boa Vista - Capital)

Source: ANEEL website.

NUMOCORR = Number of Emergencies
NIE = Number of Emergencies with Power Outage

     As shown, Boa Vista's (Capital) number of emergencies, as well as emergencies with power outage, are on an upward trend, except for the year 2015. The increasing values of both occurrences and preparation times may indicate that the number of teams is not well scaled.

Boa Vista (Rural)

     Graph 15 shows the evolution of the mean times of response to emergencies received by the CERR between the years 2012 and 2015. The company presented a reduction in the mean time of preparation and a high mean time of execution. The Distributor shows a total mean time of approximately 2 h 14 min to respond to an emergency, with the mean time of execution being the most representative time in all years.

Graph 15 - Time to Respond to Emergencies (Boa Vista - Rural)

Source: ANEEL website.

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     Graph 17 shows the evolution of the number of events with interruption of electricity supply with respect to the total number of events recorded by CERR in the period under study.

Graph 16 - Time to Respond to Emergencies (Boa Vista - Rural)

Source: ANEEL website.
NUMOCORR = Number of Emergencies
NIE = Number of Emergencies with Power Outage

     Note that Boa Vista (Rural) shows a downward trend in the number of emergencies, with the lowest amount in 2015. There is no data on occurrences with power outage in the rural areas.

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Boa Vista Energia Environmental Assessment Summary Report

September 18, 2017

National Bank for Economic and Social Development ("BNDES")

Av. República do Chile, 100 Rio de Janeiro/RJ September 18, 2017 Dear Sirs,

As requested by BNDES and in compliance the with terms and conditions of Electronic Tender AARH No. 51/2016, of OCS Contract No. 28/2017 (the “Contract”) dated February 14, 2017, and the provisions of section 80 of Law No. 13,303/2016, we have prepared this summary containing a presentation of key issues identified by us during the environmental assessment work carried out in Boa Vista Energia S.A. (“Boa Vista Energia”).

The scope of our services was limited to the procedures described in item 4.2.7 of Annex I to the Contract. This summary does not include all the issues identified and presented in the Environmental Assessment Report dated May 5, 2017, and should thus be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.

Our work involved review of documents made available in databases, interviews with managers in charge of the environmental activities of the company and on-site visits to six substation facilities.

The information used in our work was provided by the company's management and reviewed on the premise that it is true and complete. Except as expressly stated in the scope of our work, this information was not subject to testing or verification.

The work carried out does not constitute an examination performed in accordance with financial statement auditing standards. Due diligence works are unregulated and not subject to specific standards; for this reason, the procedures applied in our work were those determined in the Final Tender Protocol, and PwC is not responsible for any inadequacies of such procedures in achieving the goals determined by BNDES. Other matters could have been detected and reported if PwC had been asked to perform additional procedures. Yours faithfully,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. acting as consortium leader

/s./ Rogério Roberto Gollo

/s./ Luciano Jorge Moreira Sampaio Junior

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary of key issues identified

Below is a summary of key issues identified during the environmental assessment work. This summary does not include all issues identified and presented in the Environmental Assessment Report. Accordingly, it should be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.

1 Purpose and limitations of the work	2 Summary of key issues identified:

The work was carried out based on review of documents made available in	•	Facilities operate without the required environmental operating licenses and
databases, interviews with managers in charge of the environmental activities		other licenses such as the IBAMA Federal Technical Registration (IFTR)
of the company and on-site visits to three substations and one thermoelectric	•	Noncompliance with the terms and conditions of operating licenses
power plant.	•	Noise levels not monitored in some facilities
The purpose of the work was to evaluate key environmental and social issues of
Boa Vista Energia in light of the applicable laws and regulations, review how	•	Lack of documents such as Solid Waste Management Plans (SWMPs) and
such issues are managed from environmental and social standpoints, and		Solid Waste Inventories (SWIs) in some facilities
identify potential deficiencies and situations that may result in significant risks	•	Incorrect storage and disposal of hazardous solid wastes
and costs to the company.	•	Unlicensed use of artesian wells (drinkability not monitored also)
The following topics were reviewed: solid wastes, PCB/ascarel, noise,
atmospheric emissions, wastewaters, water resources, permanent preservation	•	Oil stains found on non-impervious soils
areas, plant suppression, service providers, environmental accidents,	•	Old, pre-1980 transformers in use and untested for PCB/ascarel environmental liabilities, easement trespassing, conflicts with indigenous populations, engagement practices and interaction with surrounding populations, as well as assessments, fines and consent agreements. The scope of the work did not include generation of additional data through collection and analysis of soil and water, atmospheric emission and wastewater samples, nor was any evaluation performed for the purpose of checking compliance with laws related to workers' health and safety.

Eletrobras System Distributor
Privatization PwC	3

Summary of key issues identified

Below is a summary of key issues identified during the environmental assessment work. As such, it does not include all of the issues identified and discussed in the Environmental Assessment Report and should thus be read in conjunction with the rest of the report for a comprehensive understanding of the issues identified.

3 Estimate of costs to remedy issues identified

An estimated amount between R$ 4.3 million and R$ 8.4 million, approximately, is required in order to remedy and mitigate some of the previously highlighted issues and their respective potential impacts, as shown in the chart below.

Cost estimates do not include the expense with fines incurred by the company due to noncompliance with any applicable laws and regulations. Fines and assessments provided for in the applicable environmental laws and regulations vary substantially in amount; for this reason, the exact amounts of fines are contingent, among other considerations, upon evaluation by the competent environmental authorities. Furthermore, amounts reported do not include the cost of mitigating issues that depend on non-measurable variables at the time of writing, such as disposal of hazardous wastes and disposal of any equipment containing PCBs.

At present, it is not the intention of PwC to state that these figures are accurate and that they reflect the amounts effectively required to implement each of the proposed actions. In any case, the figures presented in this summary serve as a reference in connection with the privatization process.

In addition to the estimated expenditures, resolution alternatives for each identified issue as well as the potential violation or infringement, if any, that the company is subject to under the applicable environmental laws and regulations, were presented. This information is included in the Environmental Assessment Report dated May 5, 2017.

Eletrobras System Distributor Privatization PwC

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Annex I - Issue and estimated cost summary chart

Below is a summary of key issues identified during the environmental assessment work. This summary does not include all issues identified and presented in the Environmental Assessment Report. Accordingly, it should be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

Deficiencies identified in the
storage and handling of Class I
1	Waste	(hazardous) solid wastes at	R$965,536	R$2,413,840	R$3,862,144
substations and thermoelectric
power plants.

Incorrect disposal of Class I solid Not measurable - The cost to dispose of ascarel waste is contingent, among
2	Waste	hazardous wastes (e.g. lamp	other considerations, on the quantity of waste generated, the treatment
		bulbs).	performed, and location of waste disposal firms.

No Solid Waste Management
3	Waste	Plan (SWMP) implemented at	R$5,000	R$10,000	R$15,000
Boa Vista Energia.

5

Eletrobras System Distributor Privatization
PwC

Annex I - Issue and estimated cost summary chart (cont.)

Cost (in R$)*
Issue #	Topic	Issue Identified

			Minimum	Middle	Maximum

No Solid Waste Inventory
4	Waste	implemented at Boa Vista	R$5,000	R$10,000	R$15,000
Energia.

No evidence of any specific
PCB identification test for
5	PCB/ascarel	transformers and other oil-	R$8,960	R$13,440	R$17,920
containing equipment in use at
company facilities.

		Risk of existing PCB and cross-	Not measurable - The cost to dispose of ascarel waste is contingent, among
6	PCB/ascarel	contamination in other	other considerations, on the number of affected pieces of equipment, the
		equipment.	treatment performed, and location of company facilities.

Lack of noise monitoring at the
7	Noise		R$15,500	R$20,150	R$24,800
substations.

6

Eletrobras System Distributor Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

Potential interference with PPA
8	Permanent	without proper authorization	R$180,000	R$180,000	R$180,000
	Preservation Areas	from environmental authorities.

Boa Vista Energia operates
subtransmission without the
appropriate licenses in place.
9	Licensing	Certain lines inbound from	R$456,000	R$474,000	R$492,000
CERR also operate without the
appropriate operating licenses
in place.

For certain facilities included in
our work, we did not receive
10	Licensing		R$1,900,000	R$1,900,000	R$1,900,000
sufficient evidence to verify
compliance with all applicable
licensing terms and conditions.

7

Eletrobras System Distributor Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

Lack of valid IBAMA Federal
11	IFTR		R$2,700	R$2,700	R$2,700
Technical Registration (IFTR).

Lack of atmospheric emission
12	Atmospheric	monitoring in some	R$40,000	R$60,000	R$80,000
Emissions
thermoelectric power plants.

Potential lack of containment
basins and oil-water separator
13	Wastewaters	boxes for transformers in	R$118,000	R$236,000	R$476,000
substations not targeted for on-
site inspection.

8

Eletrobras System Distributor Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

Water resources used in
14	Water Resources	substations without appropriate	R$125.35	R$125.35	R$125.35
licensing.

At some facilities of Boa Vista
Energia, water is collected from
artesian wells for human
15	Water Resources		R$1,760	R$1,760	R$1,760
consumption but no drinkability
testing is performed in that
water.

Existing risk of water and soil
contamination in substations
and facilities (oil stains detected
on the soil) resulting from
16	Miscellaneous		R$680,000	R$1,020,000	R$1,360,000
leakages due to improper storage
of oily wastes (e.g. from
transformers) or accidents such
as fire in equipment.

		Total	R$4,378,581	R$6,342,015	R$8,427,449

*Costs are estimated based on the assumptions detailed in the Environmental Assessment Report dated May 5, 2017.

9

Eletrobras System Distributor Privatization PwC

© 2017 - PricewaterhouseCoopers Corporate Finance & Recovery. All rights reserved. In this document, “PwC” refers to PricewaterhouseCoopers Corporate Finance & Recovery, a member firm of the PricewaterhouseCoopers network, or, as suggested by context, the network itself.

Each member firm of the PwC network is a separate and independent legal entity. Please see www.pwc.com/structure for further details on the PwC network.

Mais Energia B Consortium

To

National Bank for Economic and Social Development ("BNDES") Av. República do Chile n° 100
Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves — Manager of Agreement OCS 028/2017

May 2017

Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and the Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The result of our work is detailed in this document "Product 08: BOA VISTA Human Resources Evaluation Report ("Report"), dated May 2017.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8.893, in BOA VISTA's evaluation, in accordance with the Agreement, and was based on information provided by BOA VISTA's management and on the premise that this information is true and complete. This information was not subject to testing or verification, except where expressly stated within the scope of our work.

In case the Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda., as leader of the Consortium

[Signed]	[Signed]
Regério Roberto Gollo	Marcio José Soares Lutterbach

_____________________________________________________________________________________

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This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

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1. Executive Summary

     This report consists of the first part of the Human Resources Evaluation for Distributor Boa Vista, within the scope of the project "Eletrobras System Distributors' Privatization Process Evaluation" contracted by BNDES, through "AARH Electronic Trading Floor # 51/2016" invitation to bid with the Mais Energia B Consortium composed of PwC (consortium leader), Siglasul and Loeser e Portela Advogados. The documents prepared by Boa Vista between February and April 2017 were used to prepare the following analysis and indicators.

     In this report, we show information related to Boa Vista's staff considering the cut-off date of December 31, 2016. Some assumptions were made for the generation and analysis of indicators with respect to staff:

Considered: Employees Board members Commissioned positions Director Employees on secondment	Not considered: Interns Young apprentices Pensioners Retirees on disability Employees laid off through PID Employees laid off in December/2016 Assigned Employees Employees with suspended contracts

     PwC's 2016 Benchmarking was used to compare the indicators. Indicators were compared with data from the Electrical Sector Panel composed of 18 companies in the sector. If data from this Panel were not available, indicators were compared with the General Market.

When evaluating the generated indicators, we verified:

  Considering the base date of December 31, 2016, the Distributor's workforce has 350 active employees. This group is composed mainly of men (79%), with an average of 41 years of age.
  Employees spent an average of 12 years in the company, and approximately 35% spent over 20 years in the company.
  Employees are concentrated in the operational high-school level (32%) and support professional high-school level (32%) positions. The Distributor does not control the employees' education level, thus, it was not possible to compare this information with the positions.
  Leaders represent 13% of active employees, resulting in a 7.7 breadth of command (number of employees per leader) at the Distributor, higher than what is found among companies in the electric power sector (13). This index is lower than that what is observed among electric power companies, representing an opportunity to optimize organizational structures. Among leaderships, 38% of leaders are in higher-education level positions and 60% of positions are held by professionals with 21-30 years in the company. These features may indicate a group less prone to change and innovation, but with a sound knowledge of the company's processes.

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  The average turnover for 2016 was 12.71%, which is higher than the average for electric power companies (7%). This indicator was impacted by layoffs resulting from the voluntary resignation programs in the years of 2013 and 2014 and by the hiring resulting from the process of insourcing of activities in 2015. The average absence rate was 1.07%, lower than the electric power market (2.51%). The volume of overtime, another indicator of productivity, also outperformed the market average: the general market showed 5.3%, while the Distributor had 2.34% in 2016 (corresponding to 38 hours per capita in the year).
  Boa Vista has Health and Safety policies, but has not shown that it has a control for accidents that occurred. Accordingly, only data for employees on leave by the INSS (26 employees) was submitted as data for employees on leave.
  With regard to professional training, there was investment of approximately 57.37 hours and BRL 359.77 (average) per employee for dedication to training.
  Regarding the cost of personnel, we observe that the fixed pay of Boa Vista employees represents 52% of the Total Cost, while benefits represent 18%, variable pay is equivalent to 12%, bonuses are 12% and other items are 5% of cost.
  Regarding people management practices, the Distributor operates in an integrated manner with the other companies of the Eletrobras System. Consistent policies and practices are in place for performance appraisal, training, and compensation. Personnel management issues seem to have room for better organization and support through computerized systems.
  The benefits practiced by Boa Vista are, in their totality, established in a collective agreement. It should be noted that the package offered is superior to that usually practiced in the private market and there is no differentiation between the benefits offered to managers and employees of the administration and operation.

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I.	PART I

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2. Organizational structure

2.1. Organizational Chart:

     Boa Vista's organizational structure, as of the base date of December 31, 2016, was organized as follows:

     There are departments with a low number of employees and others with high number of employees per organizational unit. Accordingly, opportunities for rationing the structure exist, with a reorganization of the departments, thus facilitating the communication flow and the decision flow.

2.2. Nature and assignments of bodies:

Collegial bodies

Bodies of representation, supervision and decision-making composed of representatives from both the public and private sectors.

     General Meeting: The General Meeting, called and implemented in accordance with the law and with the Bylaws, has the power to decide on all business related to the purpose of the Company and to make decisions that it deems appropriate for its defense and development.

     Internal audit: Verify compliance with the internal and external guidelines and normative acts by examining procedures, records, files, documents and information from the roles and activities carried out by the Company.

     Board of Directors: The highest-level collegial decision-making body in the Company's management, whose purpose is to establish the general orientation of the Company's business through fundamental management guidelines, as well as the Company's upper management, by monitoring

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compliance with the guidelines established by it, monitoring enforcement of approved programs and checking the obtained results.

     Supervisory Board: Collegial body responsible for overseeing the acts of company managers and verifying compliance with the Company's legal and statutory duties, examining its financial statements, as well as other roles set forth in specific legislation.

     Executive Board: Ensuring regular functioning of the Company and, to this end, vested with powers of administration and management of corporate business, is able to deliberate on any matters related to the corporate purpose, except those that, due to their nature or under the Bylaws, are attributed to the General Meeting or the Board of Directors. It is coordinated by the CA president and composed of six (6) official members, with a term of three (3) years, and reelection is allowed. It is formed by the local CEO and five (5) corporate directors. Regular meetings are held weekly, and extraordinary meetings may be held whenever necessary. Members of this Board are elected by the Company's Board of Directors.

Upper management bodies: office of the CEO and boards

     Bodies responsible for the planning, coordination and control of their specific activities as defined in the Bylaws and in the Company Organization Handbook.

     Office of the CEO: The Office of the CEO is responsible, through the actions of the Chief Executive Officer, for the political-administrative orientation and representation of the Company.

     Regulatory Affairs and Special Projects Board: The Regulatory Affairs and Special Projects Board is responsible for planning, guiding, supervising, coordinating and controlling activities related to technical, commercial and economic-financial regulation, as well as those related to projects related to research and development, energy efficiency, ombudsman and special projects, in accordance with what is established in the concession agreement and current legislation.

     Planning and Expansion Board: The Planning and Expansion Board is responsible for planning, guiding, supervising, coordinating and controlling the activities related to the planning and implementation of the expansion of the electric distribution and subtransmission systems, in order to ensure fulfillment of the demand from the energy consumer market within the concession area, as well as activities related to environmental management and monitoring of the Company's activities.

     Commercial Board: The Commercial Department is responsible for planning, guiding, supervising, coordinating and controlling the activities related to the Company's commercial relationship with its consumers, in accordance with the provisions of the concession agreement and current legislation, as well as activities related to market projections and energy purchasing.

     Financial Board: The Financial Board is responsible for planning, guiding, supervising, coordinating and controlling the activities related to general and cost accounting, accounts payable and receivable, budget, treasury, tax management, equity control, insurance, fundraising and investments.

     Management Board: The Management Board is responsible for planning, guiding, supervising, coordinating and controlling the activities related to people management, training and development, occupational safety and medicine, labor and union relations, supplies and material management,

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transportation, information technology, organization and methods, documentation and archiving, and general services.

	On December 31, 2016, Boa Vista's workforce was composed as follows:

	Category	Amount
a.	Employees in permanent positions	336
b.	Employees on leave or with a suspended contract	6
c.	Employees on secondment from other bodies and spheres	1
d.	Employees without ties to the public administration (commissioned)	3

e.	Board Members	6
f.	Assigned employees	15
g.	Director	4
Total (a+b+c+d+e+f+g)		371

In addition to these professionals, Boa Vista's workforce include interns and young apprentices:

Category	Amount
a. Young apprentice	15
b. Interns	30
Total (a+b)	45

2.3. Profile of Positions and roles:

     Following what has been established in the Eletrobras System's Position and Compensation Plan ("PCR"), Boa Vista employees are distributed into four broad positions:

Levels of
Broad position			Role
complexity

Middle-school Level		§
Professional ("PF")	I, II		Assistant Electrician
		§	Electrician-Driver,
High-school Level Support	I, II, III and IV	§	Administrative Support
Professional ("PMS")		§	Accounting Technician
		§	Electrical Technician,
High-school Level Operational		§	Telecommunications Technician,

Professional ("PMO")	I, II, III and IV	§	Electronics Work Safety Technician. Technician
		§	Administrator
		§	Lawyer
		§	Social Communication Analyst,
Higher-education Level			Information Technology and

Professional ("PS")	I, II, III and IV	§	Archivist Communications Analyst

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§ Accountant Social Worker
§ Economist
§ Civil Engineer
§ Electrical Engineer
§ Work Safety Engineer
§ Work Physician
§ Organizational Psychologist

     Note: The PCR also defines the position of Professional Researcher, but this was not adopted by the Distributors.

2.4. Profile of gratified roles and positions in commission:

     Gratified roles are carried out by permanent employees who act in positions of leadership and advisory positions:

Category	Amount
Board Assistant	3
Director	4
Manager	6
Area Manager	32
Advisory Manager	1
Department Manager	2
Auctioneer	2
Total	50

     In addition to gratified roles, CERON has employees with no ties to the public administration, acting in a commissioned position (this contracting model is established in Article 37 subsection II of the Constitution).

Category	Amount
Board Assistant	3
Total	3

In total, CERON's staff has 53 employees in gratified roles and commissioned positions.

2.5.	Relevant changes to the Organizational Structure:
2.5.1.	Incentivized Resignation Program ("PDI")

     In 2013 and 2014 all distributors of the Eletrobras System implemented the Incentivized Resignation Program ("PID"). The following were considered eligible: employees who had a 20-year effective employment relationship with the distributor, considered in the month of termination and

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retired by the INSS regardless of the time of employment with the distributor. Membership was voluntary and depended on the initiative of the request for resignation by the employees.

Terminations were carried out in two stages:

  Stage 1 (July 2013 to December 2013)
  Stage 2 (January 2014 to November 2014)

Those terminated through the PID received the maintenance of the benefit of medical assistance for a determined period of time, according to the step in which they were laid off:

  Stage 1 - 60 months of medical care maintenance and
  Stage 2 - 12 months of medical care maintenance.

In 2013, 11 employees were laid off through the PID.

2.5.2. Approval of the new 2017 organizational structure

     On December 29, 2016, a change was approved in the organizational structure to include the activities of the rural part of the State of Roraima, according to Resolution RES 142. In this resolution, the Distributor's Executive Board approves the inclusion of the Distributed Generation Board ("DI") and the Operations and Expansion Board.

The new structure was defined as follows:

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3. Staff profile

3.1. General information

     Boa Vista has 350 active employees. In the sheet for December 2016, in addition to active employees, there are also employees on leave or with a suspended contract or assigned, totaling 369 people (The workforce is composed of 371 employees, but 2 directors are not paid by Boa Vista). We used the base of 350 active employees to calculate and analyze the indicators.

3.2.	Demographic profile
3.2.1.	Gender

     Boa Vista's staff is composed of 79% men and only 21% of the work force is female. As the contracting regime is via public competition, the Distributor does not have specific policies to stimulate the hiring of women. However, the collective agreement has a "Gender/race/ethnic equity guarantee" clause that encourages, among other behaviors, dissemination of the guidelines contained in the II National Policy Plan for women.

     Therefore, even if it is not done through recruitment, it is possible to develop programs to encourage female careers as a way of promoting diversity.

3.2.2. Age

     The largest concentration of employees (almost 60%) is between 35 and 55 years of age and the average is 41 years of age (close to the average of the electric power market, which shows an average of 40 years of age). It is understood that professionals within this range are already mature professionals with extensive experience and therefore valuable to the Distributor. It is likely that these professionals do not require further investment in basic training, but may need ongoing training for refreshing and/or improvement.

     On the other hand, this can be a point of attention when implementing change initiatives. A company with younger characteristics may be more adaptable to new business models, new work formats and, most importantly, more prone to innovation.

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Concentration of employees by generation

3.3.	Productive profile of the workforce
3.3.1.	Distribution by position

     As defined in the Position and Compensation Plan, Boa Vista employees are distributed among four types of broad positions:

  Middle-school Level Professional ("PF")
  High-school Level Support Professional ("PMS")
  High-school Level Operational Professional ("PMO")
  Higher-education Level Professional ("PS")

     We observed that the workforce is focused in high-school or middle-school level positions; about 80% of professionals are allocated in these broad positions.

Concentration of employees by broad position

     Among the 350 active employees, there are 12 professionals who do not fall into any of these broad positions and thus were categorized as "Other". Of these 12, there are 6 who are part of the Board of Directors and the Supervisory Board who have terms of one (1) year and are allowed to be reelected. In addition, there are also 3 Directors and 3 commissioned employees.

3.3.2. Professionals with disabilities ("PCD")

     The Quota Law (Law # 8.213 of July 1991) obliges companies to fill 2% to 5% of the staff positions with rehabilitated professionals or professionals with disabilities.

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     Boa Vista currently has 1.43% of employees in the PCD category, which does not meet the minimum quota required by current legislation, which determines the filling of 3% of the staff by persons with disabilities for companies with 200 to 500 employees. This situation can generate labor exposure.

3.3.3. Evaluation of education level by broad position

     The Distributor does not control the education level of its employees and, therefore, the information is not available.

3.3.4. Service time:

     Boa Vista employees have spent, on average, 12 years in the company. This indicator is in line with what is verified in the Electric Power Panel, where the average service time is 13 years.

     Approximately 60% of employees have spent over 10 years in the company. The volume of knowledge accumulated by these professionals is extremely valuable to the company. On the other hand, they are probably the highest-paid employees, due to the benefits accumulated over time.

     Due to the public competition held in 2014, with a call for admitted applicants by 2016, there is a high number of employees who spent up to one year in the company (21%). Ensuring the transfer of knowledge from the employees with more company time to the newer ones is a critical success factor.

Headcount by service time

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3.3.5. Turnover:

     The turnover indicator takes into account the admission and layoff data for the period considered. The last public competition was held in 2014, and remains valid until 2016. Turnover is expressed by the turnover indicator, and in recent years was influenced by two factors:

§	Incentivized Resignation Plan ("PID") in 2013 and 2014.
§	Hiring to meet the insourcing goal for some roles in 2015 and 2016.

     The average turnover rate of the electric power market is 7%. We observed that Boa Vista showed a high number of admissions, showing a turnover greater than the market average in the last year. This may have occurred due to the hiring for insourcing that occurred from October 2015 to 2016 Although it implies admission and layoff costs, an adequate turnover rate within companies guarantees oxygenation of the staff, maintenance of productivity and motivation.

3.3.6. Absence rate:

     The absence rate takes into account absence of the employee due to delay or unjustified absences and is shown as a percentage of the potential work hours that were not actually fulfilled.

     Boa Vista's absence rate has been dropping over the last 5 years; the average for this period was at %. When comparing this percentage with that of other companies in the Electric Power sector, we observe that it is lower than the average of the electric power market.

     The low level of absence may represent an opportunity for low overtime costs and other personnel costs.

3.3.7. Employees on leave:

     The indicator for employees on leave shows the percentage of employees who are on leave over the total number of employees.

     In 2016, Boa Vista showed an indicator of 7.46% of employees on leave over the company's total number of employees. This data only considers leave periods longer than 15 days. Thus, in the last year, 26 employees were placed on leave by the INSS. No data on employees on leave in previous years was reported.

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3.3.8. Overtime:

     The average overtime rate per capita for the last analyzed year was approximately 38 hours per capita. This is a low volume, implying less impact on the payroll due to the payment of overtime.

     The collective agreement of the category provides for the payment of worked overtime hours under current legislation. We did not observe the adoption of an hours bank approved by the workers' union.

     The average percentage of overtime in the last year, which considers the number of overtime hours worked over the total number of hours worked, was 2.3%. It should be noted that this overtime index is below what is measured in the general market.

3.3.9. Stability:

Currently, the Distributor has 28 employees on Stability as provided for by the legislation or established in a collective agreement:

▪ CIPA Members

§ Workers' union directors
§ Employees on leave in general

3.4.	Workforce Development
3.4.1.	Performance appraisal

     Boa Vista annually performs performance appraisal on its employees. The appraisal process covers Skills Appraisal and Targets Appraisal. The former consists of an Individual Appraisal of skills performed by the manager on the employee under his/her subordination. The latter relates to the results of the Business Goal as stipulated by the CMDE (Business Performance Targets Agreement) and Team Targets monitored through the Management in Sight ("Gestão à Vista") program. Skills and targets are assessed through the following concepts:

Skills	Targets
AE - Above Expectations	S - Exceeds
A - Meets	A - Meets
AP - Partially meets	AP - Partially meets

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NA - Dos not meet	NA - Dos not meet

     The result is a combination of the results of skills appraisal and targets appraisal and is expressed as a number ranging from 1 to 16 (the lower the better). This number reveals the employee's position in a 16-quadrant matrix. According to his/her position, the employee receives appropriate training actions and is eligible for promotion or salary raise by merit.

     Employees on leave during the appraisal cycle, commissioned employees, members of the Board of Directors and directors do not perform performance appraisal, and thus, only 264 employees participated in the 2016 cycle.

     By analyzing the results of the appraisals, we observed that the majority of employees have their skills and targets appraised at "Meets" (52% and 56%, respectively). These employees are positioned in quadrant 7. We also verified that 43% of employees have their skills appraised at Above Expectations.

Appraisal result

Skills		Targets
AE - Above Expectations	43%	S - Exceeds	29%
A - Meets	52%	A - Meets	56%
AP - Partially meets	3%	AP - Partially meets	15%
NA - Dos not meet	1%	NA - Dos not meet	0%

     Good market practices indicate that, on average, 70% of appraised employees receive a "Meets" grade, the rest being distributed between "Does not meet", "Partially meets" and "Exceeds" (the latter is generally limited to 5% of those appraised).

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3.4.2. Training hours

     According to data released in the 2016 Management Report, in 2016 Boa Vista registered 21,367 hours of training, representing an investment of 61h/year per capita (approximately 8 days) for dedication to training at the cost of BRL 122,196.07.

In the last year, there was an investment of BRL 349.13 per employee for dedication to training.

Investment in training per capita

Of the 350 active employees, leadership represents 13% of the total.

     The breadth of command demonstrates, on average, how many employees exist under the responsibility of each leadership. The average breadth of command for Boa Vista, considering the number

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of employees at leadership levels and administrative and operational positions, is approximately 8 employees per leader.

     Comparative analysis with data from other companies in the electrical sector shows that in this market the practice is, on average, 13 employees for each leader, within the parameters considered ideal to ensure good reporting and control dynamics.

     The correctness of the breadth of command can contribute to the optimization of the organizational structure, thus bringing productivity, improving the flow of processes and information and contributing to division of labor.

3.6. Leadership by position

     Leadership is concentrated in higher-education level positions (38%), but we see employees in positions of leadership who are in a high-school level operational and middle-school level position.

Concentration of leadership by position

The 3 directors do not fit into the broad position classification and thus were considered as "Other".

Leadership is composed of employees distributed in the following positions:

Categories	Amount
CEO	1
Director	3
Manager	6
Area Manager	35
Advisory Manager	1
Department Manager	2
Project Manager	1

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3.7. Leadership education level

     The Distributor does not control the education level of its employees and, therefore, the information is not available.

3.8. Leadership Service Time

     We observe that 60% of leadership positions are occupied by professionals with between 21 and 30 years of service in the company. This information may indicate a more conservative leadership, less prone to change, but mature, experienced and with great knowledge of the company. In addition, 11% of leaders have less than 1 year of service in the company. This indicator reveals an increase in younger leadership, which is essential and beneficial to the company in many respects, such as adaptability, propensity for change, entrepreneurship and innovation.

Leadership by service time

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4. Personnel Cost

     The analysis of Boa Vista's personnel costs was based on the reports from the December 2016 payroll. The costs shown do not include payment of 13th salary.

     In the documentation of the reports provided by the Distributor, the following types of employment relationships were identified through the payroll (with receipt of some type of compensation):

		Number of
	Category
		employees
	EMPLOYEE	346
ACTIVE	COMMISSIONED POSITION	3
	SECONDMENT	1
	RETIREE DUE TO DISABILITY	(-)
INACTIVE	PID - Incentivized Resignation Program	(-)
	PENSIONER	(-)
	ASSIGNED EMPLOYEE	15
OTHER	EMPLOYEE ON LEAVE BY INSS	5
	EMPLOYEE WITH A SUSPENDED CONTRACT	1
	Total	369*

(-) Not informed,

*The workforce is made up of 371 employees, but 2 directors are not paid by Boa Vista.

     Considering that payroll data was sent without breakdown by category, the information and analysis shown below covered all 369 persons.

4.1. Compensation structure

Boa Vista's compensation structure consists of the following items:

Fixed pay:

  Salary - established according to the Position and Role Plan, according to positions and complexity. The current salary table is available in item 1.1, Part II.
  Compensation received for vacation, maternity wages and sickness allowance.
  Fees - paid to employees who exercise the role of Directors or Board members who do not receive a salary.
  Incorporated bonus - bonuses that have been incorporated into the salary and the employee does not fail to receive.
  Bonus for service time - bonus incorporated into the salary paid according to the specific terms of the Distributor's collective agreement.
  Variable pay:
  Considers the payment of Profit Sharing. The rules for this payment are described in Part II item 2.

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Benefits:

Benefits paid in December 2016 include:

Health and Welfare Support	Education Support	Family Support

Gym reimbursement	School material aid	Housing aid
Food aid*	Educational aid	Childcare aid
Transportation aid	Graduation reimbursement	Funeral aid
Dental care	Graduate reimbursement
Healthcare

*The cost of food aid was estimated according to collective agreement.

  The rules established for payment of the above benefits are specified in section 6 of this report.
  Bonuses:
  Unhealthiness pay
  Hazard pay
  Hardship pay
  Night-time bonus
  Gratified role bonus
  Special board/council bonus
  Other items (representing sporadic payments):
  Overtime
  On-call
  Transfer bonus
  Travel accommodation

4.2. Cost with active employees

The total personnel cost, considering active employees, for the month of December 2016, is BRL

5,523,082.98. We did not consider charges nor deductions:

Dec. 2016
Total personnel cost*	BRL 5,523,082.98

*considers gross compensation, without deductions and charges.

     By analyzing the cost structure, we observe that 52% is equal to fixed pay, 12% are variable pay costs, 18% are benefits, 12% are bonuses and 5% are other items.

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Total Personnel Cost
Type of Compensation	Total	Per capita
Fixed pay	BRL 2,898,425.92	BRL 7,854.81
Variable pay	BRL 652,207.04	BRL 1,767.50
Benefits	BRL 985,271.57	BRL 2,670.11
Bonuses	BRL 684,484.53	BRL 1,854.97
Other items	BRL 302,693.92	BRL 820.31
Total	BRL 5,523,082.98	BRL 14,967.70

     We observed that 63% of the amounts paid as Bonus are due to the payment of hazard pay, which totaled BRL 428,060.61.

Dec. 2016
Amounts paid as hazard pay	BRL 428,060.61

     When we divide the total personnel cost (which considers the above items) by the number of active employees, we arrive at the cost per capita. We observed that this indicator is in line with the one practiced in electric power companies.

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4.3. Interns and apprentices

In addition to employees, interns and apprentices are on the payroll.

Relationship	Amount	Costs
Apprentices	15	BRL 13,482.30
Interns	30	(-)

(-) Information not available.

     In November 2016 a partnership with the CIEE was established for management of apprentices and interns. The compensation amount awarded in 2017 to apprentices is BRL 480.00. Apprentices do not receive food aid, however they are entitled to a BRL 511,09 transportation voucher.

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5. Collective agreements

     The Collective Bargaining Agreement covers 100% of employees, and is executed annually after negotiations between the company and the workers' union. Allied to this instrument, the company also has a Specific Agreement and Profit Sharing Agreement.

     The collective agreement is nation-wide and its clauses cover all six Distributors analyzed. There are other documents supplementary to the collective agreement. Over the years, the definitions established in previous years have been maintained.

Document	Scope
2016 - 2018 Collective agreement
Nation-wide commitment agreement
Its clauses cover all Distributors
2016 -2018 Specific collective agreement
Specific commitment agreement
Specific clauses of the Collective Agreement by
distributor	Specific clauses for Boa Vista
Specific commitment agreement

5.1. Salary readjustment

     With respect to salary raises, in the current agreement the readjustment was of 9.28%. It is common to set the 5% downpayment on the base date of the category (May), and the difference between the downpayment and the percentage increase negotiated in the agreement is paid retroactively.

Collective Agreement	Salary readjustment percentages
2012-2013	6.60%
2013-2015	7.90%
2015-2016	8.18%
2016-2018	9.28%

5.2. Benefits

     The collective agreement establishes benefits that the Distributors' employees are entitled to. The full list is available in Part II item 3. The face value of benefits is generally adjusted by percentages aligned to the percentage defined for salary raises.

5.3. Payment of other bonuses

     In addition to the benefits, the collective agreement and its respective specific agreements establish clauses regarding payment of bonuses. The following are the main aspects:

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Clause	Agreement description

Hardship pay	Payment of 7.5% on base salary, plus Bonus for service time, for employees in continuous rotating shifts.

Unhealthiness pay	Basis of calculation will be the lowest salary of Eletrobras' salary matrix. It is limited to the 40%, 20% and 10% percentages according to the degree of unhealthiness classified according to maximum, medium and minimum levels.
Night-time bonus	Payment of bonus for employees' extended hours, provided that they fully fulfilled their shift in the night period.
Hazard pay	Indicates the adoption of the payment criterion set forth in Law 12.740/2012 for employees admitted before 12/8/2012.
Overtime	Calculated according to the percentages applied in the relevant legislation.

Substitution	Non-cumulative grant of Gratification for role to formal substitutes of an
gratification	official gratified management position for a period of more than 10 days, to the amount valid in the payment month.
13th salary	50% advance payment may be requested on the annual holiday schedule and should be received together with the holiday payment.

Bonus for service
time ("ATS"):	It will pay employees a bonus per year of uninterrupted service rendered.

Electrician/driver	Driver gratification to electricians in the usual exercise of the
gratification	Electrician/Driver role.
("GEM"):
1/3 of the normal hour for employees on-call under applicable legislation.
On-call

Holiday	Holiday gratification payment of 75%
gratification

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6. Outsourcing

     Historically, the Distributors have practiced labor outsourcing to perform certain roles. This outsourcing is contracted and managed by the contracting department, by the contract manager. Accordingly, there is no characterization of an employment relationship with outsourced professionals.

     In 2013, legal decisions were made to replace outsourced labor (legal decisions and decisions from judgments 2132/2010 - TCU-Plenary Sitting - and 2303/2012 - TCU-Plenary Sitting). Boa Vista has designed a project to prioritize such labor. Services that are the object of insourcing are those of a continuous nature, directly related to the end activity and having roles foreseen in the Career and Compensation Plan ("PCR") and the defined deadline was 5/19/2017.

     According to the 2016 management report, the Insourcing Project is completed. The company received in 2016 65 new employees to meet the Insourcing Project in compliance with the Adjustment of Conduct Agreement ("TAC") signed with the Public Prosecutor's Office, and ended contracts with existing third-parties, namely: Disconnections and Reconnections, Maintenance, New Connections, Live Line and Dead Line.

     It is important to note that Law 13.249/2017, which regulates outsourcing in companies, is being discussed and has not yet been promulgated, so the exercise of activities by outsourced professionals may represent a labor exposure and the need for insourcing should be considered.

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7. Aspects related to Health and Safety

7.1. Verification of existence of health and safety policies and procedures

     In addition to specific clauses on health and safety defined in a collective agreement, Boa Vista has policies and standards aimed at preserving the health and safety of its employees. The main aspects related to the topic are shown below.

     Boa Vista follows the health and safety policies and procedures established by the Eletrobras System, which are an integral part of the PPRA and PCMSO.

7.2. PCMSO Analysis

     Boa Vista submitted the document for the preparation and implementation of a valid Occupational Health Medical Control Program ("PCMSO"), which was prepared in January 2016.

     The document covers both employees of the capital and those of the rural areas and classifies the activity of the Distributor as risk degree 3. The following are the main aspects analyzed in the document:

Aspects analyzed			Classification
Clear goals			✓
Risk degree			⃝
Describes actions to promote health			✓
Describes tests to be performed			✓
Recognition of environmental risks			⃝
Procedure in case of accident			⃝
Responsibilities			✓
Has descriptions for positions and roles			✓
Has performance indicators			✓
Schedule of actions			✓
Expected to disclose results			✓

Key: ✓showed evidence	⃝ insufficient information	× did not show evidence

7.3. PPRA Analysis

     Boa Vista submitted the document for the preparation and implementation of a valid Environmental Risk Prevention Program ("PPRA"), which was prepared in October 2016. The Distributor has a single PPR that covers all of its Units.

Aspects analyzed	Classification
Clear goals	✓
Roles and responsibilities	✓
Has performance/goal indicators	✓
Schedule of actions	✓

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Expected to disclose results			✓
Description of risk recognition, monitoring and control			✓
Describes physical, chemical, biological, ergonomic and accident risks			✓
Assesses chemical risks			✓
Assesses biological risks			✓
Assesses ergonomic risks			✓
Assesses risk of accidents			✓
Assesses environmental noise risks			✓
Assesses environmental lighting risks			✓
Has descriptions for positions and roles			✓
Describes PPE used			✓
Describes prevention measures			✓

Key: ✓showed evidence	⃝ insufficient information	× did not show evidence

7.4. Verification of completion of occupational medical examinations

Boa Vista has a standard regulating the performance of admission, termination and periodic medical examinations, as well as medical examinations for returning to work after leave periods.

Aspects analyzed		Classification
Annual periodic examinations		✓
Admission examination		✓
Termination examination		✓

Key: ✓showed evidence	⃝ insufficient information	× did not show evidence

7.5. Internal Committee on Accident Prevention ("CIPA")

     Boa Vista has an active CIPA. As established in NR-5, 28 employees were elected for the 2016/2017 management. They have stability of 01 year after the end of the term, according to legislation.

     According to the documents provided, CIPA meetings take place periodically and have minutes recording the decisions.

7.6. Survey of work accidents (with/without leave) and opening of CAT (Work accident communication)

     The survey of the total number of work accidents (which includes accidents involving employees commuting between their residence and workplace) in the last five years shows that this indicator remains constant at Boa Vista.

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     The Distributor has evidence of being in compliance with the need to open a "CAT" (Work accident communication) when work accidents occur.

Number of accidents	2016	2015	2014	2013	2012
With Leave	1				1
Without Leave
Occupational Health
Commute
Fatal
Total number of accidents	1				1

7.7. PPE Delivery Verification

     Boa Vista submitted evidence of PPE delivery for only 7 employees, who occupy following roles: mechanic, electrician, assistant electrician, electrical technician, driver, mechanic maintenance engineer, project and construction technician.

7.8. Occupational Safety Technician Performance

     Boa Vista employs four professionals who work as occupational safety technicians, one of whom is an active retiree.

7.9. Mandatory training

7.9.1. Conducted training:

     Boa Vista offers its employees the following training sessions, according to the activities carried out: Regulatory Standard 10 (NR10), Regulatory Standard 35 (NR35), Regulatory Standard 33 (NR33). The mentioned training must be performed every two years.

7.9.2. Trained categories:

     Mandatory health and safety training depends on the activities performed by the employees, which can expose them to different risk situations.

     CERON offers its employees the following training sessions, according to the activities carried out: Regulatory Standard 10 (NR10). The mentioned training must be performed every two years.

§ NR10 - Training performed by employees who perform activities related to the electrical system.

In 2016, 277 employees underwent NR10 safety training.

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II.	PART II

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1. Position and Compensation Plan ("PCR")

     The Eletrobras system adopts a single Integrated People Management Plan, which shows, among other actions, a unification of the Position, Career and Salary Plans. Accordingly, all System Distributors follow the same Career and Compensation Plan ("PCR") based on four dimensions:

  The main strategic guidelines established in the PCR are:
  Career and Compensation Plan based on skills and results.
  Grouping of skills by means of professional performance axes and associated processes.
  Adoption of the concept of broad positions by education levels.
  Adoption of job structure composed of up to four (4) levels of complexity.
  Standard salary structure with all Eletrobras System companies.
  Performance evaluation focusing on skills and results.
  Standardized career advancement criteria.
  The main aspects of the Plan are described below:

     The Professional Performance Axes reflect the nature of work present in the Organization, but are not conditioned to organizational structures and/or organizational charts. They are composed of interdependent macro-processes of the same nature, which generate added value for clients and/or shareholders. They are:

  Generation
  Transmission
  Distribution
  Business support
  Research and Innovation
  Integrated Management
  Management of Investments and federal programs

     The PCR defines five broad positions that unfold into complexity levels I, II, III and IV. These complexity levels differ in terms of autonomy, scope of performance/responsibility, problem solving and knowledge application:

Broad position	Levels of complexity
Middle-school Level Professional ("PF")	I, II
High-school Level Support Professional ("PMS")	I, II, III and IV

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High-school Level Operational Professional ("PMO")	I, II, III and IV
Higher-education Level Professional ("PS")	I, II, III and IV
Professional Researcher ("PP")	I, II, III and IV

     Broad positions shall be unfolded in occupational spaces with the purpose of giving flexibility to the professionals to assume different roles in the Organization and, thus, to allow greater alignment between the performance of the professional and the expectations and needs of the person himself/herself and the Organization by respecting the specific requirements of each training.

     Occupational spaces define specific assignments, skill and training requirements, given the characteristics of organizational processes and professional regulations.

1.1. Compensation Structure

     Each of the five broad positions defined in the Career and Compensation Plan of the Eletrobras System has its respective salary scale. The salary scale consists of "ranges" that are divided into steps:

Ranges: Reflect each of the complexity levels established for the positions.

     Steps: The number of steps per range varies due to the established wage spread (guided by internal and external market information) and adherence to the methodology present in the requirements for accessing the complexity levels of each position.

1.2. Growth Rules:

     Employees can undergo horizontal growth (advancing through steps) or vertical growth (advancing through ranges).

     Horizontal growth: The salary evolution of the employee within the same complexity level which the professional is currently in. This change is conditioned to the result of the Performance Appraisal and the availability of funds. Horizontal growth can be done over one (1) to three (3) wage steps.

     Vertical growth: The rise of the employee to the complexity level immediately above that of his/her current level. Vertical growth may occur during the twelve (12) months subsequent to the Performance Appraisal, subject to the defined access requirements for seniority promotion and availability of funds and vacancy for this purpose.

Employees shall be ensured at least one (1) and at most four (4) salary growth steps.

     Promotion due to Seniority: An automatic advance corresponding to a ½ salary step advance. The level advance will correspond to a lateral (from column A to B) or diagonal (from column B to A) growth in the salary scale and will occur after the employee stays for 24 months at the same salary step. That is, if he/she does not advance due to other criteria.

     After the employee stays for 24 months in the last step (column B) of the complexity level to which he/she belongs, the employee shall be entitled to a diagonal level advance. Level growth will only occur in the following cases:

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_ From Level I to Level II.
_ From Level II to Level III.

     Below is an illustration of advancing within the salary scales of the positions, to be executed according to professional ascension criteria for the career:

1.3. Access requirements:

Each complexity level of broad positions has specific access requirements.

Complexity
Access requirement
Level
I	Access by public competition, without experience requirement.

II	Time spent in the previous complexity
Result of performance appraisals in the last 3 years
III	Time spent in the previous complexity
Result of performance appraisals in the last 3 years
IV	Board Approval
Existence of vacancy

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2. Variable pay

     The Eletrobras system defined a policy for sharing the company's profits with employees ("PLR"). The maximum amount to be distributed is up to two salary payrolls of the relevant year for each company that signed the system.

This payment of profit sharing is carried out in accordance with two stages.

		Impact on the amount to
Stage	Targets
		be distributed

STAGE 1	Holding company's net income target	25%
PROFITABILITY	EBITDA target per company	25%
	Business Performance Target
	Agreement:
STAGE 2	- Availability and Generation -
OPERATIONAL	Availability of transmission lines	50%
TARGETS	- Deducted Variable Portion on
	transmission
	- Score obtained at ISE Bovespa

Achievement of targets can be proportional, with specific criteria for each.

     Once the assessment of all targets linked to PLR payment have been made, this will be paid 50% in a linear manner and 50% distributed in proportion to the pay of each employee. Permanent employees will be entitled as long as they have been in the company since January 1 of the year related to the PLR, as well as employees on secondment and assigned employees, provided that they do not receive PLR from their original/assignee companies. If any of these employees mentioned above has interrupted their employment contract throughout the reference year, they will not receive the PLR. If they work partially during the year due to their date of admission, retirement, dismissal without just cause, termination or leave, they will receive the PLR in a proportional way.

     Hours worked by the employee versus the total hours required by his/her position, by deducting holidays, maternity leave and occupational sick leave or work-related accidents shall be equal to or greater than 95% for him/her to be entitled to receive his/her PLR.

     Note 1: Scales having the levels of compliance with the holding company's net profit targets, EBITDA per company and operational targets are included in the PLR normative documents.

     Note 2: There are points that are still diverging between the companies and workers' unions to be later checked.

3. Benefits

     As informed in Part I session 4, Personnel Costs, Boa Vista provides its employees with a series of benefits, part of which is established in a collective agreement, and part is offered at the company's discretion.

     Practices generally adopted by the market were not identified, such as differentiation of benefits for management positions.

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     The benefits established in a collective agreement, whether in the nation-wide agreement, in the nation-wide commitment agreement, in the specific agreement of the Distributors or in the specific agreement of the distributor are shown in the table below:

Benefit	Current amount

Food/Meal Aid	13 to 16 booklets/year with 29 units having a value of BRL 37.82.

It shall be granted to employees subject to continuous rotating shifts at
Snack Voucher	the unit value of 50% of the meal voucher.
Food/meal aid in overtime shifts

It shall be granted to employees when called to work on Saturdays, Sundays and holidays.

Reimbursement of up to BRL 449.29/month per dependent, for dependents up to 17 years of age, not cumulative with childcare aid, in protection of the academic period (middle-school, high-school and/or

Educational Aid	technical school). Reimbursement for expenses with school uniforms and supplies for full scholarship recipients. Note: limited to the amount of two monthly tuition installments.
PCD Dependent Aid	Reimbursement of proven expenses with PCD dependents up to a limit of BRL 843.65. Reimbursement of BRL 599.05/month per dependent for dependents
Childcare/Preschool/ Babysitting Aid School material reimbursement aged 6 months to 6 years. Note: limited to the amount of two monthly tuition payments.

Up to the limit amount of two monthly tuition installments for the educational aid or childcare aid.

Partial reimbursement of expenses with higher education for employees who have not yet finished college or for courses in fields of

Cost aid for college students

knowledge considered to be of interest to the company. Reimbursement of 90% the monthly tuition, limited to BRL 1,133.83.

Boa Vista has an in-house plan for payments, aid and benefits: Health Protection and Recovery Plan ("PPRS"), which encompasses the use of medical and care services under the Accredited Network, Free Choice and Reciprocity Agreement modalities by recipients and their dependents.

Dependents are: children, stepchildren, spouse, companion and parents, under the conditions set forth in the specific standard.

Dental care	The plan offers comprehensive coverage, including:
• Corrective and/or Orthopedic Apparatuses
• Reimbursement of Medication expenses (continuous use only)
• Hospital Care, Surgical and Obstetric Interventions
• Psychotherapeutic and Speech Therapy Treatments
• Treatments for Global Posture Re-education ("RPG")
• Out-of-Home Treatment

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The Distributor has a table with the amounts for each procedure.
Payment is made by the company, which deducts the employee's co-
pay.
In 2016, the Self-Management Healthcare Plan ("PPRS") covered
1173 recipients, including holders and dependents, at a cost of BRL
4,986,905.75.

Reimbursement of funeral expenses up to the limit of BRL 4,921.28
Funeral Aid	and BRL 9,842.57 for death due to work accident.
Physical activity	Reimbursement of expenses with physical activity up to the established
incentive	limit of BRL 94.58.
The Distributor pays for medical and hospital treatment expenses not
Hospital Medical	covered by the healthcare plan for victims of work accidents and
Treatment	occupational illness.
Medication for injured	The Distributor pays for 100% of the amount of medication for work
employees	accident victims.
Work sickness/accident	Compensation supplement, including thirteenth salary, to an amount
aid	corresponding to the difference between monthly compensation and the benefit received by social security as work sickness/accident aid.

Out-of-state healthcare	Advance of 2 gross wages to employees who need out-of-state
treatment due to illness. (Maximum 30% of the employee's
compensation limited to 10 payments.

Airfare	Provision of airfare for out-of-home treatment of illness to employees in rural areas of the state.
Group life insurance for permanent employees, apprentices, interns,
Life insurance	members of the Board of Directors and directors, with predetermined amounts.
Granted to employees, apprentices and interns, according to the law.
Transportation voucher

Leave for victims of	Paid leave of 3 to 5 days to workers.
domestic violence

Patient companion leave	Medical companionship for relatives or healthcare plan dependents:
from 1 to 30 days subject to submission of medical certificate or medical report.
Leave due to death of	Grant of leave of up to 5 days.
step-father or step-
mother
"In itinere" commute	Commute hours shall be paid as established in the legislation and
time	internal standards by analyzing each case.
Death or disability	Inclusion in existing group life insurance of coverage for death or
insurance	permanent disability caused by illness, while keeping indemnity coverage updated.

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Eyewear and contact lens	Expenses with glasses (lens and frame) or contact lenses for active
reimbursement*	employees, within the established limits, are reimbursed:
Frame - reimbursement of up to BRL 110.52
Single-vision lenses - reimbursement of up to BRL 95.49
Multifocal lenses - reimbursement of BRL 181.25
Contact lenses - reimbursement of up to BRL 149.21

*Reimbursement not foreseen in agreement.

Other incentives offered:

Private Pension Plan - Boa Vista, through PREVINORTE, offers its employees the Supplementary Pension Plan for Predefined Contribution ("CD"). Monthly contributions from employees, together with the company's participation, will create a savings account, enabling the employee to receive a supplementation to his/her retirement when retiring. The foundation also provides personal loans under payroll deduction. In 2016, no standard contributions were made by the company for constituting mathematical reserves of the private pension plan.

Employee Profit Sharing (PLR) - Eletrobras grants PLR to its permanent employees after the end of each financial year, provided that the goals established in the Agreement Instrument are reached. Guidelines for the distribution of profit sharing are negotiated with the entity representing the employees, and comply with the provisions of the Resolution of the Board for Coordination and Control of State Enterprises ("CCE") # 10/1995 and Law # 10.101/2000.

Quality of Life Program - In order to improve and ensure quality of life to its employees, the company annually signs an agreement with SESI/AC regarding a quality of life and active leisure program, with the creation of interest groups related to dance, sports, culture, and other branches of entertainment, where employees can exchange experiences and perform on festive occasions.

4. Performance Management

     The Performance Management System is a standard in all Eletrobras System companies. This process is composed of two concurrent programs which are the "Skill Assessment and Development Program" ("PADC") and the "Results Evaluation and Improvement Program" ("PAMR").

     Distributors are in the fifth evaluation cycle but there still are aspects of the model that have not been fully implemented.

     Through the PADC, skills classified as "Organizational Skills" are evaluated. Specific skills have not been defined and, therefore, are not evaluated. In addition to undergoing evaluation by their direct leader, employees perform their self-assessment (without any weight on the final result). The 360o evaluation model was not implemented.

     Through the PAMR, organizational results are monitored on a corporate and team level. These results are measured by targets defined at the beginning of the evaluation cycle. Throughout the cycle, they are

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monitored with regard to their achievement. Currently the business targets represent 30% of the evaluation and team goals represent 70%.

     The evaluation cycle is annual. The result of the evaluation is expressed through a grade and can be visualized in the Performance Classification Matrix.

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5. Training and Development

     The educational model of Eletrobras distributors for planning and executing educational actions is formally described in its standards (Corporate Education - Planning and Execution and Development and Training of People) and in the Corporate Education Plan of UNISE ("Universidade das empresas da Eletrobras").

     The management of educational actions has a hierarchical structure defined both at Eletrobras' corporate level and in local development structures in the distributors. The general guidelines of the educational model are defined by corporate and deployed locally, maintaining strategic alignment among the different companies, while specific demands of the distributors are met by the local corporate education unit.

     Eletrobras' educational model is structured based on management by skills. In the process of preparing the educational plan, priority skills for the organization are defined based on the business strategy. The educational model is also integrated with other people management practices such as performance management, job and salary plan, and leadership development by promoting strategic alignment among human resources actions.

     The corporate education of Eletrobras companies is organized into two organizational structures that act in a complementary way:

  UNISE (Universidade das empresas da Eletrobras): concentrates the role of conducting educational actions that are common to the group companies. The planning of educational actions of UNISE is described in the Corporate Education Plan, as well as guidelines for the enforcement of educational actions.
  Corporate Education Unit of each member company: is responsible for meeting the demands of developing the specific skills of each company, aligned with its strategy and UNISE guidelines. This fulfillment is performed through the drafting of a local Corporate Education Plan, which is built from the individual development plans of each employee and according to the guidelines of the Business and Management Plan of each company.

     Educational actions can be categorized as internal when performed at the company's premises and with in-house instructors; external, when performed by an external provider and can be performed inside or outside Eletrobras facilities; introductory educational action, which aims to integrate new employees into the organization; and educational contractual training actions resulting from contracts with equipment or software suppliers who demand training of employees. Distributors also feature brief distance education courses offered by Corporate TV (LUME).

     To monitor the quality of training and contribute to continuous improvement, reaction assessments and impact assessment should be applied to each training. And at the managerial level, educational actions are accompanied by monthly reports and quarterly reports directed to the Executive Board.

     Criteria for employee participation and certification are clearly defined in the standards and standardized forms procedures. The justifications accepted in case of withdrawal are also listed in the standards, as well as penalties in case of abandonment, failure or termination from the company. Formalization of the process ensures greater transparency and equality to employees, aiming to ensure equal opportunity of participation and development to employees.

     Analysis of the documentation provided by the Distributors regarding training and development shows that Eletrobras' corporate university offers consistent programs for developing leadership skills, as well as management, strategy and some aspects related to the operation, among other topics.

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     Training offered by the Distributors, due to budget constraints, is more focused on operational aspects and compliance with mandatory training. We observed that for these development actions the Distributors frequently use the agreement with S. System institutions.

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6. Organizational Climate

     The Organizational climate survey aims to monitor the employees' satisfaction and commitment to the company, as well as to identify training needs, personal/managerial development and to seek alignment of the culture with the actions carried out by the company.

     All Eletrobras System Distributors conduct the survey every two years by evaluating the following aspects:

	People	Philosophy of	Work
Motivation
	Management	Management	Environment

	Corporative	Organizational
Identity	education	Clarity
Work Conditions
Leadership	Career and	Communication
	Remuneration		Occupational
Interpersonal		Institutional	Safety
relationship	Benefits	Image	and Health

	Recognition	Sustainability

     The result of the survey is expressed through the Favorability Index, which is the result of the average obtained in the four evaluated dimensions.

In the last edition of the survey, conducted in 2015, Boa Vista's favorability index was 71.03%.

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OCS AGREEMENT #028/2017 – BNDES

     NATIONAL BANK FOR ECONOMIC AND SOCIAL DEVELOPMENT ("BNDES")

     Product 4: Executive Report – BOA VISTA

BASE DATE: December 31, 2016

MAIS ENERGIA B CONSORTIUM

JULY 2017

To

National Bank for Economic and Social Development ("BNDES")
Av. República do Chile, 100
Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves — Manager of Agreement OCS 028/2017

May 2017

Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and the Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The summary of the outcome of our work "Product 04: Legal Due Diligence Report" for BOA VISTA ("Report"), dated May 2017, is detailed in this document.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8,893, in BOA VISTA's evaluation, in accordance with the Agreement.

In case this Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

Loeser e Portela Advogados, as member of the Consortium

[Signed]	[Signed]
Fernando Loeser	José Augusto Sollero Figueira

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Legal Auditing Executive Report Introduction	BOA VISTA Page 4/15

INTRODUCTION

1. This Executive Report ("Report") was carried out as part of the structuring of the privatization operation for Boa Vista Energia S.A ("BOA VISTA" or "Company" or "enterprise"), in accordance with the Invitation to Bid corresponding to AARH ELECTRONIC TRADING FLOOR #51/2016 - BNDES - ITEM 1 - "SERVICE B" (economic and financial assessment and legal, accounting, technical-operational and other specialized professional services).

2. In this context, the NATIONAL BANK FOR ECONOMIC AND SOCIAL DEVELOPMENT (BNDES), through its Bidding Department, pursuant to the provisions of Law #10,520 of 7/17/2002; in Decree #5,450 of 5/31/2005; Supplementary Law #123 of 12/14/2006; Decree #8,538 of 10/6/2015; Law #13,303 of 7/1/2016; and DIR Resolution #3.063/2016 (BNDES System Bidding Regulation) provided for the hiring of a company to provide the specialized services described above.

3. Loeser and Portela Advogados, an integral part of the Mais Energia Consortium, together with PricewaterhouseCoopers Corporate Finance & Recovery Ltda., PricewaterhouseCoopers Serviços Profissionais Ltda. and Siglasul Consultoria Ltda., pursuant to OCS Agreement #028/2017, executed on February 14, 2017, was contracted to advise BNDES on the structuring of the BOA VISTA privatization operation ("Operation"), specifically with respect to (i) legal aspects related to the structuring and implementation of the Operation; as well as (ii) carrying out limited legal due diligence work through sampling with respect to the Company, which is contemplated in this Executive Report.

4. This Legal Due Diligence resulted in the preparation of this Report, and includes the analysis and assessment of information and documents to identify any issues that may significantly alter the accounting position and/or market value of BOA VISTA with respect to the following aspects:

(i)	corporate, civil and regulatory matters. Tax, labor, social security and environmental aspects (compliance) were carried out by the advisors responsible for the analysis in these departments, and are reflected in their respective reports;
(ii)	existing administrative and/or judicial litigation that affects or may affect, or is in any way related to BOA VISTA;
(iii)	status of the assignment and ownership of real estate and equipment registered or likely to be registered in BOA VISTA's property, plant and equipment, and the

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regularity of the respective documentation, including before public records, pointing out any existing liens or encumbrances; and

(iv) gathering public information needed to carry out this service.

5. Lastly, this Report was prepared at the request of BNDES and is addressed only to our client (BNDES), and no other person or entity other than BNDES should rely on it; reference to this Report is also prohibited in any other document, as well as its registration or submission to third parties without our prior and explicit authorization and consent. Notwithstanding the foregoing, and provided that the client-attorney relationship (and related rights and obligations) is limited exclusively to BNDES and our firm, (a) BNDES and its advisors may use this Report for analyzing the legal feasibility of the Operation, for its economic and financial structuring and related purposes; and (b) this Report may be sent or disclosed to third parties, at BNDES' sole discretion and liability, which logically includes full disclosure to potential stakeholders in the Operation and their respective advisors.

6. The legal audit, carried out in the period from March 6 to May 12, 2017, was based on documents and information provided by BOA VISTA related to the Company.

7. The date of 12.31.2016 was set as the base date for issuance of the respective report of the legal audit performed ("Base Date"). It should be noted, however, that some of the information contained in this Report, as expressly indicated therein, may refer to events occurring after the Base Date.

8. The content of this Report is limited to information obtained through the procedures described below, subject to the restrictions listed.

9.	The legal audit was conducted according to the following methodology:
	(a)	submission of initial request for documents and information to representatives of BOA VISTA designated to attend the audit process;
	(b)	submission of requests for additional documents and information, based on information obtained during the investigation process;
	(c)	interviews, meetings and contacts with BOA VISTA employees working in the various sectors and units of the company, especially those related to the legal and accounting departments;
	(d)	obtaining data extracted from BOA VISTA's process control system;

Legal Auditing Executive Report Introduction (e) analysis of the documents and information made available.	BOA VISTA Page 6/15

10. It is assumed that (i) all copies made available by BOA VISTA match the originals; (ii) such documents, except when explicitly stated in this report, are complete and authentic; and (iii) the signatures therein belong to persons empowered to represent the respective parties.

11. In some cases, as usual in all legal proceedings, the level of detail in this Report was compromised by the (partial or total) absence of BOA VISTA's information and documents, especially related to Civil, Tax and Labor Litigation.

12. This Report is not intended to cover all legal aspects related to BOA VISTA, but mainly those that have a significant impact on the economic-financial analysis for the purpose of recommending the minimum sale price of the Company's shares.

* * *

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A.	REGULATORY ASPECTS

1. BOA VISTA acts as a designated distributor responsible for providing public electricity distribution services in the municipalities of the state of Roraima, for which the electric power distribution service concession was attributed to Companhia Energética de Roraima ("CERR"), as well as in the area that covers the municipality of Boa Vista, in order to ensure the continuity of service, pursuant to paragraph 1 of article 9 of Law #12,783/2013, subject to provide services in accordance with the terms and conditions established in MME Ordinance 388/2016, until assumption by a new utility or until 12.31.2017, whichever occurs first.

2. Centrais Elétricas Brasileiras S.A. ("ELETROBRAS"), agreed to designate its subsidiaries, including BOA VISTA, as providers of energy distribution services on a temporary basis, provided that, among other conditions: (i) ELETROBRAS does not undertake to guarantee any new obligations that may be assumed by the distributors, in any way, including obligations arising from the provision of temporary services; and (ii) measures be taken to ensure that the transfer of shareholding controls of the distributors occurs by 12.31.2017, in order to avoid liquidation of the distributors and the return of the respective concessions.

3. BOA VISTA held the concession for operation of public electricity distribution services under the terms of Concession Agreement #21/2001, signed on 3.21.2001, effective until 7.7.2015, and requested extension of its validity within deadline and under the conditions laid down in that agreement. Nevertheless, ELETROBRAS, as controlling shareholder of BOA VISTA, at its 165th Extraordinary General Meeting, resolved for: (i) reject the extension of BOA VISTA's concession; and (ii) approve the assignment of ownership control of the distributor by 12.31.2017, provided that, until the assignment of the Distributor to a new controller, the Distributor receives directly from the federal government or through a rate all resources and income necessary to operate, maintain and make investments that are related to the public services of the respective distributor. Considering the interest of the Ministry of Mines and Energy ("MME") in promoting the bidding associated with the assignment of control of the legal entity providing energy distribution services with the corresponding granting of a contract to the new controller for a term of 30 years, the National Electric Energy Agency ("ANEEL"), at the MME's request, prepared and submitted to public hearing (Public Hearing #094/2016) the draft of the concession agreement prepared in accordance with guidelines established by the MME with the purpose of

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increasing competitiveness of bidding processes for assignment of corporate control related with new concession grants.

4. According to Decree #8,893/2016, BNDES was designated as responsible for executing and monitoring the process of privatization of AMAZONAS and other public electric power distribution service utilities mentioned in the Decree, and MME was designated as responsible for the coordination and monitoring of the procedures and stages of the privatization process.

5. The assignment of BOA VISTA's ownership control shall be submitted to ANEEL's prior consent, in line with the provisions of article 27 of Law #8,987/1995, article 4(XI) of Attachment I to Decree #2,335/1997, as well as the provisions of ANEEL Normative Resolution #484/2012.

6. On the Base Date, the Distributor had 1 administrative proceeding of regulatory nature, to a total contingency amount of BRL 525,991.18. The spreadsheet below summarizes the analysis of the proceeding and provision:

			Amount involved				Total
	# of cases					Court
			(BRL)		Provisions		Exposure
Department						Deposits
					(BRL) (B)		(BRL) (D=A-
	Distributor	LPA	Distributor	LPA (A)		(BRL) (C)
B)

	0	1	Probable Loss	Probable Loss
			BRL 0	BRL 525,991.18

			Possible Loss	Probable Loss			BRL

Regulatory	1	0	BRL 525,991.18	BRL 0	BRL 0	-	525,991.18

	0	0	Probable Loss	Probable Loss
			BRL 0	BRL 0

7. In addition, on the Base Date, the Distributor had other seven (7) legal proceedings discussing sanctions imposed by the regulatory agency. Of these 7 (seven) legal proceedings, the Distributor maintains provisions for the amounts involved in the filed actions, as detailed in Section 8 item 5 of this Report. Although these are causes of action filed by the Distributor, an unfavorable outcome for these actions will imply confirmation of the obligation to comply with the penalties imposed by ANEEL.

B.	CORPORATE ASPECTS

1. According to article 9 of the current bylaws1 of BOA VISTA ENERGIA, the sale in whole or in part of its capital stock, as well as an increase in the share capital by subscription of

1 Article 9: The General Meeting shall be called to specifically deliberate on: I - conveyance, in whole or in part, of shares of its capital stock; opening and increase of share capital by subscription of new shares or sale of these securities, if in treasury; sale of debentures which it holds, of companies in which it has a stake, and issuance of debentures convertible into shares.

Legal Auditing Executive Report Introduction	BOA VISTA Page 9/15

new shares, requires approval of the shareholders through a general meeting specially called for this purpose.

2. In the case of a public offer for the disposal of shares owned by ELETROBRAS, registration with the CVM is waived, pursuant to article 5 of CVM Instruction #400/20032 combined with CVM Normative Instruction #286/19983.

3. Article 253 of Law #6,404/764 ("Corporation Law" or "LSA") provides for the right of first refusal of minority shareholders in the event of admission of shareholders to a wholly-owned subsidiary.

4. This legal provision would not be applicable in the event of the sale of BOA VISTA's shares to the extent that this Company became a wholly-owned subsidiary of ELETROBRAS through the acquisition of shares, pursuant to article 251 paragraph 2 (1st part) of the LSA5 . Based on the most recent decisions of the Brazilian Securities and Exchange Commission ("CVM")6, and based on the specific response of this body in a consultation formulated by ELETROBRAS, the right of first refusal provided for in this legal provision is only applicable to wholly-owned subsidiaries thus converted through mergers of shares.

C. FINANCIAL AGREEMENTS

1. Related Party Agreements. Financing agreements entered into with ELETROBRAS do not contain provisions regarding the possibility and procedures for assignment and/or transfer of the respective rights and obligations, nor do they expressly establish restrictions on the conveyance of control and/or of the corporate restructuring of BOA VISTA.

2. ELETROBRAS Executive Board Meetings: We have identified the existence of 4 ELETROBRAS Executive Board Meetings relevant to Resolutions that deal with matters such as granting transfer of resources, refinancing of debt balance and financing of Income Tax due in a financing agreement. As mentioned above for the agreements entered into with

2 Provides for public offerings for distribution of securities in primary or secondary markets

3 Provides for the conveyance of shares owned by legal entities governed by public law and entities directly or indirectly controlled by the Public Authorities and exempts the records referred to in articles 19 and 21 of Law #6,385/76

4 Article 253. In proportion to the shares held in the company's capital stock, shareholders shall have the right of first refusal to: I - acquire shares in the capital of the wholly-owned subsidiary, if the company decides to convey them in whole or in part; and II - subscribe a capital increase of the wholly-owned subsidiary, if the company decides to admit other shareholders.

5 Article 251. The company can be established by means of a public deed, having a Brazilian company as sole shareholder. Paragraph 2. The company may be converted into a wholly-owned subsidiary upon acquisition, by a Brazilian company, of all its shares, or as per article 252.

6 Such understanding may be observed in CVM Administrative Proceeding #RJ2010/13425, in which it alleges that for companies converted into a wholly-owned subsidiary upon acquisition by a Brazilian company of all its shares, pursuant to article 251 paragraph 2 (1st part), the provisions of article 253 do not apply.

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ELETROBRAS, the Resolutions, in their entirety, do not explicitly establish restrictions on the change of control and/or corporate restructuring, possibility and procedures for the assignment and/or transfer of the agreement by BOA VISTA, possibility of prepayment, and early maturity of the contractual relationship in case of liquidation of BOA VISTA.

3. Debt Recognition and Installment Agreements. We have verified that the debt recognition and installment agreements signed between BOA VISTA and Eletronorte do not provide for any early termination in any hypothesis, nor does it establish restrictions on the change of control and/or corporate restructuring, nor the possibility and procedures for assignment and/or transfer of the agreement by BOA VISTA.

D. OPERATING AGREEMENTS AND OBLIGATIONS

1. Operating agreements were submitted in a partial manner. Until the closure of this Report, based on the analysis of the documents provided, no information was identified indicating risks or recommendations in the privatization process.

E. INTELLECTUAL PROPERTY

     1. Intellectual Property. According to information provided in the data room, and by consulting the website of the National Intellectual Property Institute ("INPI"), no trademark related to the name of, or distinctive sign related to "BOA VISTA" was identified until the completion of this Report. However, it should be noted that the term and symbols may be protected under business name protection. According to information provided in the data room and information provided by representatives of BOA VISTA, there are no agreements entered into by BOA VISTA involving intellectual property rights.

F. INSURANCE

1. Information on payment of contracted insurance premiums. As of the completion of this Report, no documentary evidence of payment of insurance premiums contracted by BOA VISTA has been provided, and it is not possible to state whether the policies are in force. Failure to pay one of the insurance premium installments would result in suspension of such insurance.

2. Mandatory insurance policies. Insurance policies against damage to land vehicles ("DPVAT") and civil liability of the builder were not provided in the data room as of the completion of this Report.

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3. Insurance on assets with expired validity. The insurance contract for assets was effective until 2.21.2017, and as of the completion of this Report, no new policy was introduced to extend said date.

G. LABOR ASPECTS

1. From the completion of the studies undertaken in the Distributor on labor aspects, we highlight the following points:

(i) The main and most recurrent themes addressed in the individual actions relate to indemnities due to work accidents;

(ii) Class actions, on the other hand, relate to the payment of differences in gratification of managerial roles, as well as in the hiring of candidates admitted through public competition;

(iii) The accounting provision for labor contingencies, as of 12.31.2016, is BRL 35,836,000.00, according to the financial statements of BOA VISTA;

(iv) Amounts for court deposits and labor appeal bonds of BOA VISTA are BRL 1,488,000.00, amounts which are listed in the financial statements. Statements from Banco do Brasil and Caixa Econômica Federal related to court deposits and/or appeal bonds were not provided;

(v) A Certificate of Good Standing ("CNDT") dated November 24, 2016 was provided, with no debts related to the company.

4 The following table summarizes BOA VISTA's estimates of contingent liabilities related to labor litigation according to the legal audit performed.

	Distributor
Loss risk			Provision
classification	Number of cases	Loss amount	(BRL)
		estimate (BRL)
Probable	11	35,836,112.77	35,836,000.00
Possible	112	28,688,923.68	-
Remote	16	1,697,696.31	-
Total	139	66,222,732.76	35,836,000.00

2. Specifically with respect to the cases analyzed in the present audit, we have the following scenario:

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Introduction						Page 12/15

	Distributor			LPA	Provision
Loss risk						Difference
classification	Number of	Loss amount	Number of	Amount at risk	(BRL)	(BRL) (A-B)
	cases	estimate (BRL)	cases	(BRL) (A)	(B)
Probable	6	34,024,605.59	9	32,646,981.96	34,024,605.59	1,377,623.63
Possible	4	9,918,034.03	1	2,269,000.00	0.00	0.00
Remote	0	0.00	0	0.00	0.00	0.00
Total	10	43,942,639.62	10	34,915,981.96	34,024,605.59	1,377,623.63

H.	CIVIL, COMMERCIAL, EQUITY AND CRIMINAL LITIGATION
1.	The following points stand out:
	(i)	The Distributor is involved in a total contingent liability of BRL 699,805,410.41, in respect of which the total amount of BRL 473,613.22 was indicated as probable loss risk and was provisioned;
	(ii)	There are also 07 actions filed by the Distributor against ANEEL with a probable loss risk classification amounting to BRL 11,941,933.18 and which were considered for provisioning purposes, since the unfavorable outcome may represent a liability for the Distributor. Accordingly, the provision account totals BRL 12,415,546.40 (the result of the sum of BRL 473,613.22 plus BRL 11,941,933.18). Of the 7 actions filed against ANEEL, six actions were individually analyzed, considering the materiality criterion. For more information, please check Section 8 item 5 of this Report;

	(iii)	There are 07 public civil actions filed against the Distributor, all with a possible loss risk classification, of which 06 were individually analyzed: (a) 01 discusses the poor quality of electricity supply services, the amount in controversy is BRL 5,000,000.00 (assigned for purposes of amount restriction); (b) 01 discusses the legality of the rate readjustment of 40.33% and 43.65% (for the industry in general) in the state of Roraima, the amount in controversy for purposes of amount restriction is BRL 1,000.00; (c) 01 discusses the interruption of electric power supply for a non-profit association, for this action, the amount in controversy for purposes of amount restriction is also BRL 1,000.00; (d) 02 discuss environmental issues, and add up to BRL 285,300,000.00 and (e) for 01 action, the claim is for reparation of damages suffered by electric power consumers and prohibition of the collection of rates arising from errors in billing and measurements, the latter claiming the amount of BRL 234,381,654.00, with a possible loss risk;

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(iv)	The action filed by the Distributor against PETROBRAS seeking a legal decision that obliges the company to supply fuel for operation of the Roraima thermoelectric power plants without the need for prepayment, which involves a total amount of BRL 12,904,910.50; and the action filed against the state of Roraima for collection of Debt detailed in the Adjustments and Obligation Agreement, for which the distributor considers the amount of BRL
135,955,701.01, were also subject to individual analysis;
(v)	There is also the analysis of 04 relevant actions filed against the Distributor, totaling BRL 16,548,928.35, for which the loss risk classification is possible;
(vi)	There is also a writ of mandamus filed by Companhia Energética de Roraima (CERR) discussing the the concession of energy supply services to the rural part of the state of Roraima, with the State Minister of Mines and Energy as the coercive authority, also claiming a series of investments that CERR allegedly made to improve the provision of energy distribution services within the state and that were not taken into account in its federalization process. The lawsuit is filed in the Superior Court of Justice and has not yet been judged on merit. The amount attributed to this action for purposes of amount restriction was BRL
1,000.00.

2. The following table summarizes the civil actions involving the Distributor, and estimates for the respective commercial and equity contingent liabilities according to the information provided.

Loss risk classification	Number of Actions	Amount (BRL)*
Probable loss	11*	12,415,546.40
Possible loss	410	687,322,005.44
Remote loss	6	67,858.57
TOTAL	427	699,805,410.41

*	Including 7 actions filed by the Distributor in which the Distributor claims annulment of ANEEL fines, but which contain amounts that must represent a financial disbursement. The loss risk thereof is probable.

3. In the Distributor's accounting records, it is stated that there is a total of one million, one hundred and sixty-one thousand reais (BRL 1,161,000.00) corresponding to the amounts blocked or deposited in court related to proceedings in the enforcement phase at the civil courts. We inform you that we have not been provided with the analytical disclosure of the court deposit account, so that it was not possible to list which proceedings these deposits are linked to.

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I.	TAX LITIGATION
	1.	In this section, the following points are highlighted:
		(i)	It was possible to analyze data on two (2) causes of action involving 6 legal proceedings of the Distributor, and their amounts are aligned with the cutoff amount threshold (BRL 2,000,000.00).
		(ii)	According to information provided by representatives of the Distributor, there are no administrative proceedings in progress;
		(iii)	No reports on Federal Revenue Service Checking Accounts were provided;
		(iv)	BOA VISTA is involved in a total contingency of approximately BRL 20,113,821.29 related to the analyzed tax lawsuits, for which the loss risk was assessed to be possible. The following is a demonstration table;

	LITIGATION
Loss Risk	Amount of claims	BRL
Probable
Possible	2*	20,113,821.29
Remote	-	-
TOTAL	2	20,113,821.29

*	These 2 cases are involving 6 tax lawsuits. To avoid duplication of amounts, only the total for topics under discussion was considered. For more information, see the summary of the analysis of proceedings in Attachment 8 to this Report.
(v)	There are no tax lawsuits assessed as having probable loss risk by the Distributor, which is why there are no provisions for contingencies of lawsuits of this nature;
(vi)	There are pending delivery certificates, including the Checking Account reports, which is why it is possible that there are contingencies/provisions that may not have been reported by the Distributor;
(vii)	Analysis of the proceedings was limited since copies were insufficient or incomplete for the proceedings selected within the materiality parameter. Some of the information was obtained through research carried out on the website of the Courts where the proceedings are being processed. Some of them do not provide sufficient information about the content of the proceedings.

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B. COURT DEPOSITS

1. According to the Financial Statements from 12.31.2016, there are BRL 6,357,000.00 in court deposits for tax lawsuits related to ICMS.

J. REAL ESTATE ASPECTS

1. Absence of Regularization

1.1 According to the documentation provided for analysis, some of BOA VISTA's properties were not properly transferred to BOA VISTA. According to information received from representatives of BOA VISTA, the regularization of ownership of said properties is in progress.

2. Real Estate Permitting

2.1 According to information provided at the data room, no Operating Permits or Inspection Permits were issued from the Fire Department for BOA VISTA properties. The lack of real estate licensing may result in the imposition of administrative sanctions and penalties (warnings, fines, etc.), the amount of which may vary as the case may be, and may even result in suspension of the facility's activities.

3. Built-up Area

3.1 According to information disclosed in the data room, as well as in consultation with representatives of BOA VISTA, it is possible to conclude that no occupancy permits were issued for BOA VISTA's properties. Possible irregularities in the built-up area of real estate may prevent (i) issuance of certain permits, such as the Operating Permit and Inspection Permit from the Fire Department; (ii) registration/endorsement of any lease agreements; as well as generating (iii) imposition of administrative sanctions and penalties (warnings, fines, closure of the establishment, etc.).

May, 2017

Eletrobras System Distributor Privatization

Deliverable # 6

Status Report on the Boa Vista Employee Complementary Pension Fund and Health Care Plan

Mais Energia B Consortium

To the

National Bank for Economic and Social Development ("BNDES")

Av. República do Chile n° 100 Rio de Janeiro - RJ

C/o: Mrs. Lidiane Delesderrier Gonçalves - Manager of OCS Contract No. 028/2017

May 2017

Dear Madam,

Pursuant to our OCS Service Contract No. 028/2017 (“Contract”) signed February 14, 2017, between BNDES and the Mais Energia B Consortium (“Consortium"), please find enclosed our deliverable for the work performed in connection with the Eletrobrás System Distributor Privatization Program.

Our findings are detailed in this document, which is entitled Deliverable # 6: Status Report on the Boa Vista Employee Complementary Pension Fund and Health Care Plan (“Report”) dated May 2017. The work carried out does not constitute an examination performed in accordance with financial statement auditing standards. In performing our review, we used unaudited historical information and data provided by the Consortium’s management either orally or in writing, or obtained from mentioned sources.

Our work was developed solely for the purpose of advising BNDES in connection with the evaluation of BOA VISTA as required by the Contract. As established by Decree 8.893, BNDES is the entity tasked with implementing and monitoring the utility privatization process.

In case disclosed to third parties, the Report should be made available in full so that any applicable waivers and qualifications can be acknowledged by all recipient parties.

Yours faithfully,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. acting as consortium leader

/s./	/s./
Rogério Roberto Gollo	Carlos Eduardo Silva Teixeira

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Table of contents
1.	Executive summary		4
2.	Plan types		4
3.	Plan statistics		4
4.	Analysis of assumptions and recommendations		5
	4.1.	Discount rate	5
	4.2.	Wage growth projection	6
	4.3.	Biometric tables	6
	4.4.	Turnover	7
	4.5.	Time of retirement	7
	4.6.	Family composition	8
	4.7.	Health care cost growth rate (HCCTR)	8
5.	Independent calculation of actuarial results		8
6.	Independent review of actuarial commitment		9
7.	Conclusion		10

1. Executive summary

This report contains our analysis and findings regarding the review of actuarial assumptions and calculations of mathematical provisions recorded in the balance sheet of Boa Vista Energia S.A. (“BOA VISTA”) for the fiscal year ended 12/31/2016.

Our analysis aims to provide a better understanding of the risks and opportunities associated with the business in view of commitments related to the post-employment benefits payable by the company.

The post-employment benefits referred to above include two retirement plan and two health care plans, one of which is temporary. Key features of these post-employment benefits will be described below.

Actuarial commitments were measured by an independent actuarial firm, Mercer Gama Consultoria, based on the CPC 33 rules established by the Accounting Standards Board, whereas our analyses were based on actuarial reports, registration databases, regulations and other technical documents made available by the actuary and BOA VISTA.

2. Plan types

03-B Plan: This is a structured, variable-contribution retirement plan allowing defined contributions for planned benefits, and defined risk benefits.

03-A Plan: This is a structured, defined-benefit retirement plan covering risks in both the vesting period and the benefit payout period. The plan is closed to new registrations since February 2000.

Health Protection and Recovery Plan (HPRP): This health plant is restricted to employees, loan staff, directors, staff working in positions of trust with the senior management, subject to the terms described in the independent actuary’s report.

Severance Incentive Plan (SIP): This includes a temporary 5-year health care plan introduced in 2013 for employees who at that time had over 20 years of employment with BOA VISTA and were retired under the INSS. This plan is fully funded by the company.

3. Plan statistics

Below are the participant statistics identified for each of the plans.

03B Plan (VC)
Active participants	343
Average age	41.68
Average salary	10,306.20
Retired participants	8
Average age	62.88
Average benefit	3,056.17
Pensioners	2
Average benefit	1,242.10
Aggregate monthly benefit	26,933.36

03A Plan (DB)

Active participants	10
Average age	51.94
Average salary	11,958.71
Retired participants	4
Average age	64.47
Average benefit	3,042.38
Pensioners	3
Average benefit	2,021.9
Aggregate monthly benefit amount	18,235.22

HPRP Health Care
Active participants	343
Average age	43.18
Dependents	995
Average age	29.07
Retired - disabled	1
Average age	43.91
Dependents
-
Average age
Average monthly per capita cost	305.53
Monthly coparticipation	30.55

	SIP
		-
Active participants
Removed from plan		11
Average age		64.82
Average cost		733.95

4.	Analysis of assumptions and recommendations
4.1.	Discount rate

The discount rate must be determined based on high-performing corporate securities or bonds. Where the foregoing are unavailable, market returns on National Treasury bonds should be used instead. The currency and term of these financial instruments must be consistent with the expected currency and term of post-employment benefit obligations.

We point out that, for purposes of calculating the present value of actuarial liabilities, the rate adopted is net of inflation. The effect of inflation impacts exclusively on the projected expense for the subsequent fiscal year.

The rates used in calculating the company's actuarial commitments are:

03-B Plan - 11.17% p.a. (considering an actual rate of 5.90% and inflation of 4.97% p.a.)

03-A Plan - 10.95% p.a. (considering an actual rate of 5.70% and inflation of 4.97% p.a.)

HPRP Plan - 10.99% p.a. (considering an actual rate of 5.73% and inflation of 4.97% p.a.)

SIP Plan - -11.41% p.a. (considering an actual rate of 6.13% and inflation of 4.97% p.a.)

We understand that the rates applied are adequate to the calculations since they are consistent with the average rate of public bonds (NTN-B), which as of 12/30/2016 varied between 5.7% and 5.9% p.a. above inflation, as obtained from ANBIMA. The rates applied are therefore adequate to discount the long-term liability. We believe that a positive or negative 0.25 p.p. variation in the range is acceptable.

4.2. Wage growth projection

This assumption should reflect the expectation of the company regarding the projection of wage growth throughout the participants' career. In general, wages are adjusted for inflation, merit, and promotion.

We noted that actual market rates range from 0.5% p.a. to 3% p.a., according to data developed by the post-employment benefits committee of the Brazilian Actuarial Institute (BAI).

The rate of wage growth adopted in the calculations of liabilities of the plans maintained by BOA VISTA is 6.54% p.a. (considering an actual real rate of 1.56% and inflation of 4.97% p.a.).

We noted that the rate used is consistent with market practices and we understand that it was adopted based on the expectation of the company regarding the projection of wage growth throughout the participants' career.

It should be noted that this premise does not apply to the SIP and HPRP plans.

4.3.	Biometric tables
Biometric tables are statistical studies that rely on the occurrence of events observed in a population in order to estimate the incidence of such occurrences in the future.
Such events can be classified as mortality, disability onset, turnover, among others categories and have a direct impact on post-employment benefits.
4.3.1.	General mortality
According to CNPC Resolution No. 9 dated November 29, 2012, which amends CGPC Resolution No. 18, the suitability of a biometric table used for longevity projections should be determined by means of a specific study, the results of which confirm adherence, in the last three fiscal years, between the demographic behavior of the mass of participants and beneficiaries within the plan and the respective biometric table used.
The mortality tables used for the 03-B and HPRP, and SIP plans were the Feminine AT-83 and AT-49 relieved by 2 years for death. De

According to the independent actuary's report, the tables were adopted based on technical studies that confirmed their adherence to the profile of plan cohorts and therefore their suitability to discount the actuarial liability.
The general mortality table adopted for the 03-A plan was the Basic Feminine AT-83. According to the independent actuary's report, the table was adopted based on technical studies that confirmed its adherence to the profile of plan cohort and therefore its suitability to discount the actuarial liability.
4.3.2.	Disability onset
The table used for pension and health care plans is the Light Weak table. According to the study report prepared by the independent actuary, the mass of participants was not enough to allow for a study confirming that the table was suitable to match the plan population. However, since this table is customarily employed in the market and its adoption does not represent a significant risk to the plan, we believe that it is adequate for the calculations.
It should be noted that this premise does not apply to SIP.
4.3.3.	Disabled mortality
The disabled mortality table employed for the 03-B, 03-A, and HPRP plans is the AT-1949 relieved by 2 years. According to the independent actuary's study report, the table was adopted based on technical studies that confirmed its adherence to the profile of plan cohorts and therefore their suitability to discount the actuarial liability.
It should be noted that this premise does not apply to SIP.
4.4.	Turnover

The turnover assumed for the pension and HPRP plans was nil, meaning that future participant terminations in the coming years are not expected to bear a significant impact on plan liability.

Considering the plans’ features, we understand that the assumption adopted is adequate for liability calculation purposes.

It should be noted that this premise does not apply to SIP.

4.5. Time of retirement

The time of retirement assumed for the pension plans was the moment in which the benefit vests in full.

The study report provided by the independent actuary provides no information on the source of this assumption. Notwithstanding, this assumption is in line with market benchmarks and is a conservative one given that the commitments will be paid in over the short term.

It should be noted that this premise does not apply to the SIP and HPRP plans.

4.6. Family composition

The family composition assumption adopted for the pension and HPRP plans was 95% of married participants, while an age variance of 4 years was assumed for both beneficiaries and active participants.

With regard to active participants, although in line with usual market practices there is no information in the actuary's report on the source of this assumption. Notwithstanding and considering the features of the plans as well as the small impact that may result from its adoption, we understand that the assumption is adequate.

With regard to SIP, one dependent was considered with the same age as that of the participant.

For the beneficiaries, we understand that it is not the best practice because the impact of the premise for the benefits granted can be expressive. We recommend the use of the royal family.

4.7.	Health care cost growth rate (HCCTR)

A rate of 0.00% was assumed to reflect the growth of health care costs due to sector-specific inflation Generally speaking, market rates usually fluctuate in the range between 1% and 4.5%, according data developed by the post-employment benefits committee of the Brazilian Actuarial Institute (BAI) Therefore, we believe that the assumption adopted may not be adequately reflecting the growth health care costs over the years, which may result in an underestimation of plan liability amounts.

5. Independent actuarial calculations

03-B Plan

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(927,324.00)
Fair value of plan assets	1,159,619.69
Surplus/(Deficit)	232,295.69
Non-recoverable surplus (effect of asset limit)	(232,295.69)
Total (liabilities)/net assets to be recognized	-
03-A Plan

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(10,646,724.00)
Fair to value of plan assets	9,422,459.09
Surplus/(Deficit)	(1,224,264.91)
Non-recoverable surplus (effect of asset limit)	-
Total (liabilities)/net assets to be recognized	(1,224,264.91)
Total (liabilities)/net assets to be recognized (% of PVL)	(11.50%)

HPRP

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(409,313.41)
Fair to value of plan assets
Surplus/(Deficit)	(409,313.41)
Non-recoverable surplus (effect of asset limit)
Total (liabilities)/net assets to be recognized	(409,313.41)

SIP

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(182,815.67)
Fair value of plan assets
Surplus/(Deficit)	(182,815.67)
Non-recoverable surplus (effect of asset limit)
Total (liabilities)/net assets to be recognized	(182,815.67)

Actuarial obligations were determined according to the principles and standards established by the regulatory bodies, namely the the National Health Agency (NHA) regarding benefits related to health care, and the National Private Pension Bureau (NPPB) regarding retirement and pension benefits, and are accounted for in accordance with the rules laid out by the Accounting Standards Board. (CPC-33 of the Brazilian Securities and Exchange Commission - CVM 695.)

6. Independent review of actuarial commitment

The actuarial commitment was calculated by an independent actuary. We recalculated the installments of Vested Benefits and Implemented Benefits as shown below, and believe that the calculation methodology and process are adequate.

03-B Plan

Present Value of Obligations (in R$)	Actuary	PwC
Implemented	-
Vested	927,324.00	478,042.00
Difference (%)	(449,282)
Difference (%)	-48.85%

03-A Plan

Present Value of Obligations (in R$)	Actuary	PwC
Implemented	2,808,920.00	2,789,156.00
Vested	7,837,804.00	7,952,478.00
Total	10,646,724.00	10,741,634.00
Difference		94,910
Difference (%)		0.89%

HPRP

Present Value of Obligations (in R$)	Actuary	PwC
Implemented	46,213.00	46,398.33
Vested	363,100.00	375,221.95
Total	409,313.00	421,620.33
Difference		12,307
Difference (%)		3.01%

SIP

Present Value of Obligations (in R$)	Actuary		PwC
Implemented	182,815.00		187,189.00
Difference		4,374
Difference (%)		2.39%

Considering the inherent subjectivity of actuarial calculations of mathematical provisions related to benefit plans, we understand that the differences identified indicate the reasonableness of the calculations.

Such subjectivity results, for instance, from the manner by which ages are considered for the purpose of finding the probability of death (whether full or fractional or rounded); the method of rounding flow figures (number of decimal places considered – taking into account that the probability of death considered in our calculations has 6 decimal places, for example); whether income payments are accelerated or in arrears (i.e. made at the beginning or end of the period); asset family composition assumptions in retirement, among other instances where small choices can produce relatively small effects however with potential large absolute values.

Therefore, we understand that the differences presented are acceptable from an actuarial technical point of view, and we understand that the liabilities recorded are properly calculated.

It is noteworthy that in determining the results for the 03-B plan, we identified a more significant difference compared to the results recorded in the balance sheet. According to our analyses, the calculations prepared by Mercer Gama involved an interpolation of individual results from the date in which a participant becomes eligible for normal retirement until the next birthday, which in practice implies postponing the retirement date by up to one year. Given the characteristics of the plan in which the defined-benefit portion is linked to contributions expected to be made during a participant's future employment, an increase in the period during which the participant will remain active implies an increase in liability. We understand that this discrepancy is associated with the parameterization of calculations in the system.

7. Conclusion

Our examinations were based on information provided by both the actuaries responsible for managing the plans and the company, and we considered this information to be appropriate for the preparation of this report.

Our numbers were calculated according to practices that we deem most appropriate when applicable, and should be taken into account together with the considerations below.

With regard to the family composition assumption, we understand that the best practice involves the use of the royal family for the beneficiaries. The impact of using an average family can be significant depending on the population of the plan.

The post-employment benefit obligations recorded in the balance sheet, even where figures are presented for some plans with incidental differences which in our opinion relate to the methodology or assumptions adopted, would not, if altered, pose any insolvency risk to the plans.

The defined benefit 03-A plan has an insufficiency of R$1,224,264.91 that was accounted for as deficit but that do not necessarily represents a financial imbalance, as such insufficiency relates to the volume of future normal contributions expected to be carried into the plan and that will be accounted for in the assets at the time these assets are used to support future plan commitments, thus defeating potential insolvency or liquidity risks.

The variable contribution retirement 03-B plan has a technical surplus in the amount of R$232,295.69 from excess contributions carried into the plan resulting from the financial performance and actuarial gains accrued over the years. However, such surplus can not be considered an economic benefit for the company, given that the limits enforced by local regulators call for up to 25% of the mathematical provisions to establish a reserve to hedge against plan fluctuations of plan risks. We understand that the plan is not exposed to any insolvency or liquidity risk, since all risks associated with it are supported by the portion of the assets intended as plan coverage.

To calculate the present risk in the portion of vested benefits of the 03-B plan, a monthly average real contribution (MARC) is used as per the regulations. Mercer Gama provided us with a calculation formula (salary based) which was used to determine the contributions by active plan participants on a constant basis. We understand that the MARC should vary according to the rate of wage evolution as indicated by the wage growth assumption, which is not in effect. Additionally, we were not provided with a methodology for calculating the percentages at which the MARC is levied on the salaries; in other words, there is a possibility, the impact of which we could not measure, that the mathematical provision calculated for the risk benefits of active participants is improperly sized compared to good practice.

The HPRP has a liability of R$409,313.41 as of 2013. The source of this liability is the difference between the present value of future contributions and the plan cost. This liability may increase or decrease due to reasons such as changes in the profile of the plan cohort, fluctuation of health care costs and adoption of actuarial assumptions that are in keeping with plan features, or an increase the list of medical procedures.

The Severance Incentive Plan (SIP), which affords only health care for a fixed term of 5 years, has a liability of R$ 182,815.67 as of 2013. As with the HPRP, the source of this liability is the difference between the present value of future contributions and the plan cost. This liability is expected to decrease in view that this is a fixed-term plan with only two years remaining and new registrations are not allowed. The plan has an inherent deficit resulting from the fact that it does not have an asset to cover benefits and is funded by the flow of contributions.

We understand that employing a capacity factor to measure health care liabilities is not the best practice in the situation. Medical costs increase according to specific sector rules. For this reason, we understand that there is no loss of benefit value over time due to inflation and therefore the use of a capacity factor is not appropriate.

From a legal perspective, our understanding is that plan benefits have been supported by regular and extraordinary contributions established on the basis of actuarial evaluations prepared by an independent actuary and reviewed by the regulatory body (NPPB) in the case of the pension plans.

With regard to the health care plans, legal compliance is secured in that contributions are made according to the general rules of the plans.

October 2017

Privatization of Distributors of the Eletrobras System

Product 11: Boa Vista Privatization Modeling Proposal

Consórcio Mais Energia B

Product 11 –Privatization Modeling Proposal

To the

Banco Nacional de Desenvolvimento Econômico e Social (“BNDES” - Brazilian National Bank for Economic and Social Development)
Av. República do Chile nº 100
Rio de Janeiro - RJ

Attention: Ms. Lidiane Delesderrier Gonçalves - Contract Manager OCS 028/2017

October 2017

Dear All,

     In accordance with our service contract OCS 028/2017 (“Contract”), executed between the BNDES and Consórcio Mais Energia B (“Consortium”) on 02/14/2017, we present the result of our work made in the context of Privatization of the Distributors of the Eletrobras System.

     The result of our work is detailed in this document “Product 11: Privatization Modeling Proposal” (“Report”) of Boa Vista, dated October 2017.

     Our work was developed aiming solely at the objective to assist the BNDES, in the quality as responsible for the performance and follow-up of the privatization of concessionaire companies as per Decree 8.893, in the evaluation of Boa Vista, in accordance with the Contract and it was carried out on the basis of information provided by the administration of Boa Vista and on the premises that this information is true and complete. This information has not been subject to tests or verifications, except when expressly defined in the scope of our works.

     In the case of access to the Report by third parties, it must be made available in full, provided that the applicable safeguard and limitations are known.

Sincerely,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda., as leader of the Consortium.

Rogério Roberto Gollo	Marcio Jose Soares Lutterbach

     ** This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

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	Product 11 –Privatization Modeling Proposal

Summary

Introduction		6
Section I - Privatization context		7
1.	Approach	7
2.	Context	9
2.1	Overview	9
2.2	Institutional and Management Model of the Brazilian Electric Industry	10
2.3	Financial assessment and sales modeling conjuncture	12
3.	Relevant aspects of the Privatization Process	14
3.1	Scope of the company	14
3.2	CCC	14
3.2.1	Context	14
3.2.2	Negotiations	15
3.2.3	Negotiation operationalization	15
3.3	Other critical points, necessary adjustments and recommendations	16
3.4	Consent need in Financing Contracts	16
3.5	Deposit of Shares Owned by Eletrobras at FND	16
3.6	Remaining aspects to be considered	16
3.7	Payment methods	17
4.	Purpose of the Auction	18
4.1	Purpose of sale	18
4.2	Assessment of sale feasibility	18
5.	Relevant Aspects of Valuation	19
5.1	Relaxation of regulatory parameters	19
5.2	Debts	19
5.3	Total liabilities	21
5.4	Risks and Contingencies	21
5.4.1	Types of contingencies	21
5.4.2	Current status of contingencies	22
5.4.3	Negotiations to deal with contingencies	23
6.	Assessment of Synergies	24
7.	Adjustments for the privatization pattern	29
7.1	Context	29
7.2	Base amount of valuation – Average between valuations of Services A & B	29

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	Product 11 –Privatization Modeling Proposal

7.3	Relevant adjustments for privatization of Boa Vista	30
7.3.1	Adjustment to comprise updated balance sheet until June 2017	30

7.3.2	Adjustment related to Advance Payments for Future Capital Increases (AFACs)	32
7.3.3	Tax adjustments –Tax Losses and Negative Base	33
7.3.4	Adjustment of the relaxation of regulatory parameters	33
8.	Capital and Corporate Structuring	35
8.1	Proposed capital and corporate structuring – Overview	35
8.2	Minimum adjustment of the capital structure – “Stage 1”	37
8.2.1	Symbolic value of shares sale (privatization)	37
8.2.2	Capitalization alternatives	38
8.3	Investor capitalization – “Stage 2”	38
8.4	Eletrobras corporate stake option	40
8.4.1	Justification	40
8.4.2	Eletrobras corporate interest threshold	40
8.4.3	Participation of Eletrobras in the governance of the company	41
8.4.4	Procedure for Eletrobras to increase its shareholding interest	41
8.5	Classes of shares	42
9.	Shares offering to active and retired employees	43
9.1	Mechanism	43
9.2	Definition of active and retired employees	43
9.3	Offer General Conditions	43
9.3.1	Offer take and differentiated conditions	44
9.3.2	Offsetting differentiated conditions to Eletrobras	44
9.3.3	Offer Procedure and Purchase Limits	45
9.3.4	Follow-up by minority stakeholders of investor underwriting	45
9.3.5	New controller shares repurchase obligation	45
9.4	Shares not acquired by active and retired employees	46
Section II - Privatization proposal		47
10.	Summary of Boa Vista’s privatization proposal	47
10.1	Boa Vista’s Corporate Structure	47
10.2	Boa Vista’s Sales Price Definition	47
10.2.1	Result of economic-financial evaluations	47
10.2.2	Balance update adjustment	48
10.2.3	Regulatory parameters relaxation adjustment	50
10.3	Sale vs. Liquidation Evaluation and consequent “pure” concession granting	50

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		Product 11 –Privatization Modeling Proposal

10.4	Potentially convertible liabilities	51
10.5	Eletrobras capitalization value – “Stage 1”	51
10.6	Shares offering to active and retired employees	52
10.7	Investor capitalization – “Stage 2”	54
10.8	Boa Vista’s final corporate structure	54
10.9	Investors Obligations	55
10.9.1	Financial obligations	55
10.9.2	Obligations defined in the Purchase Agreement	55
11.	Boa Vista’s privatization schedule	56
Section III - Auction Model Proposal		57
12.	Model and Procedure of Auctions	57
12.1	Proposed model	57
12.2	Sequence	58
12.3	The right to participate	58
12.4	The right to withdraw bids	59
12.5	Bid procedures and values	59

12.6	Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and

	Grant’	61
12.7	Auction´s 2nd stage ranking criteria	63
12.8	Auction procedures	64

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Product 11 –Privatization Modeling Proposal

Introduction

     This document refers to the report of Boa Vista Privatization Model Proposal, produced by the Consórcio Mais Energia B. In it, proposals are included regarding the distributor’s privatization modeling, including conceptual models, technical recommendations and calculated values.

The report is divided into three sections, presented below:

· Section I - Privatization Context

· Section II - Privatization Proposal

· Section III - Auction Model Proposal

     In Section I - Privatization Context, among other topics, the approach used to structure the modeling, the parameters that were used as guidelines to the analyses developed and conceptual aspects of the modeling are explained, including its main proposals, rationale and legal basis.

     In Section II - Privatization Proposal, the technical and quantitative specifications of proposals made in the previous section are presented. The corporate structure is set out thereof as well as the results of the valuation, the calculated values of adjustments in the capital structure and Boa Vista's shares, in addition to the share offer conditions to employees, investors’ obligations and expected privatization schedule.

     In Section III - Auction Model Proposal, procedural aspects of the auction of the distributor are detailed. In this section, recommendations are made concerning the model and sequence of auctions, auction variables, base of values for investors’ offers and classification criteria and the definition of the winner.

     Finally, it should be noted that this document has been developed based on Boa Vista’s other privatization processes documentation. Among other items, there served as input for this Privatization Modeling Report, the result of the economical and financial evaluations conducted by Services A and B, as well as the legal, tax, accounting-equity, technical-operational, actuarial, human and environmental resources diligences developed by Service B.

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Product 11 –Privatization Modeling Proposal

Section I - Privatization context

1. Approach

     The sale model followed an analytical framework in which the main aspects pertaining to the privatization of Eletrobras’s distribution companies are considered. These aspects were divided into eight interdependent dimensions and a ninth parallel approach.

The nine dimensions analyzed are summarized below:

  Object of the auction: in the study, there were assessed, among other aspects, the financial, legal and operational feasibility of sale of control of the company associated with the renewal of the grant
  Corporate structure: for the definition of the corporate structure of the company aiming at its sale, alternatives of shareholding composition were studied, as well as issuance of shares and adjustments in the capital structure as a way to facilitate and optimize the sale of the company associated with the renewal of the grant

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Product 11 –Privatization Modeling Proposal

  Fiscal and tax aspects: relevant fiscal and tax aspects were considered, as well as tax required adjustments, for the definition of the value and the process of privatization and sale of companies
  Risk mitigation: as part of the process of definition of the selling price, it was necessary to evaluate the impact and value of not yet provisioned contingencies, as well as possible alternatives to mitigate them, considering the prospects of Eletrobras and the investor in order to reduce risks related to the sale transaction
  Stakeholders and investors: to enable and optimize the process of privatization and sales modeling, the study considered the perspective of several Stakeholders (such as, regulating entities, government agencies and consumers), as well as investors, who had their interest in acquiring distributors and their points of view analyzed through market sounding studies
  Evaluation of synergies: the possible synergies between the companies were also evaluated and considered in modeling, analyzing the opportunities for synergies of their operations to find possible levers of value
  Groupings of grants: likewise, possible groupings for sale of companies were analyzed in order to enable and leverage the value of the sale of the six distributors that are part of this process of privatization
  Process and sequencing of the auction: auction models and their procedural aspects, as well as the sale of sequencing alternatives of the distributors were reviewed to increase the possibilities of sale of the distributors and also to create value
  Use of tariff lever: in modeling, alternatives were included regarding regulatory levers which provided a review of the level of balance of the grants relating to companies in privatization process, eventually correcting potential lags

     When evaluating the nine perspectives addressed, the study made for the modeling of Boa Vista sale, along with other distributors, sought to be comprehensive and evaluating all relevant aspects to the process of privatization of the companies, identifying alternatives of the sales process optimization.

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Product 11 –Privatization Modeling Proposal

2. Context

2.1 Overview

     The process of privatization of Eletrobras’s Distributors was started in the 90’s and resumed in 2016 through Decree 8.893/2016, which qualified as priorities within the framework of the Partnership Program in Investment (PPI) the privatization of the distribution companies and designated the BNDES responsible for the implementation and monitoring of the process of privatization.

     In this context, the BNDES hired Consórcio Mais Energia B to assist it in Privatization, involving from economic and financial valuation until the full diligence of current operations. Having completed the basic elements that allow attributing the value resulting from the distribution grants of electric energy, it remains to define how the privatization will actually take place. Such modeling combines corporate aspects, the form of capitalization, sales process, in order to increase the chance of success in attracting investors, as well as offering maximum competitiveness to obtain better conditions of offer to be received.

     The guidelines emanated by the sectorial and macroeconomic policy makers, regulators and planning entities, establish the need to offer a quality service in the respective grant areas. One believes that the attraction of an operator from the private sector will have full conditions to raise the efficiency level and to remunerate the necessary investments to the full compliance with the market.

     From the regulatory point of view, as a result of Public Hearings 094/2016 and 032/2017 of ANEEL [Brazilian National Electricity Agency] and Public Consultation MME 37/2017, several softening measures were introduced into the regulatory parameters, with the tariff model allowing conditions to bring back to balance the grant. It is unanimously manifested, both the discomfort with the precarious situation of the assignment condition, and the support to the efforts undertaken, so that one is successful with the privatization.

     A process of evaluation of market interest (Market Sounding) allowed identifying the existence of companies with recognized competence in the industry - particularly in social economic, geographic realities and similar environmental realities - with capacity to execute the reorganizations required for this process, confirm the reasoning of attractiveness of the privatized companies for potential investors and understand the major elements of concerns. One may also establish a rather specific map of the different level of interest of the market among the several grants.

     In this line, the vision of the sector investors could be obtained as to issues such as the grouping of the grants, the process of sale, sensitivity to different corporate models, the structure of capital to face the program of investments, the economic impact of the incorporation of investments to tariffs and the very contingencies bequeathed to the future operator, always with a view to optimize the competitiveness in the future auction.

     In short, from this context important lines of direction derive for the model that will be sketched as follows:

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Product 11 –Privatization Modeling Proposal

  Incorporation of new investor who will be focused on the improvement of the service and economic, financial and operational recovery of the company
  Prioritization of solutions that allowed the transference of all the grants to the investors - seeking models that minimize risk of auctions without interested stakeholders
  To make possible alternatives and solutions that allow generating value to the current stakeholder without losses to the consumers and the public power, including mechanisms that make possible the capture of value in the medium and long terms in the future operation, since there is the need for capitalization of the distributors to make possible the privatization auction
  Search for factors that lead to the increase of the rivalry between the potential interested stakeholders, in order to provide greater competition

     Such guidelines lead to solutions that are highlighted by the mitigation of failure risks, simplicity and pragmatism in the search for alternatives for privatization. Below, we present how the modeling should be structured so as to maximize the success of the process.

2.2 Institutional and Management Model of the Brazilian Electric Industry

     The characteristics and peculiarities of the Brazilian electric industry have been considered in the study developed. Both its institutional model and its legal framework have been analyzed and used as parameter for the analyses proposed.

     Recently, new laws sought to address emergent challenges within the national scope (as for example Law 12.783/2013, with provision on grants of generation, transmission and distribution of electric energy, reduction of sectorial encumbrances and affordability). In this context, for this report, as noted in the previous section, Decree 8.893/2016 is of particular importance, which resumed the subject of privatizations of the Distributors, being the BNDES responsible for the execution and follow-up of the process.

     In fact, the edition of Law No. 13.360/2016, resulting from the conversion of MP 735/2016, brought a series of changes for the industry, including the supposition by CCEE of the competences attributed before to Eletrobras on the management of the account of Global

Reserve of Reversion (“RGR”), as well as the Account of Energy Development (“CDE”) and of the Account of Fuel Consumption (“CCC”) from May 1st, 2017, at no hard to the performance of Internal or External Control Agencies of the federal public administration on the management of these accounts.

     Additionally, Decree No. 9.143/2017, that regulated Law No. 13.360/2017, by bringing provisions on the commercialization of electric energy, tried to provide the incentive to efficiency, to the correct allocation of the risks among the consumers and investors, as well as mitigate the obstacles to attract new investments to the electric energy industry, especially when establishing that the auctions of new energy and existing energy can be carried out fairly ahead of time and more relaxed, in addition to the possibility of the distribution agents to negotiate with free consumers and other agents from the Free Environment Contracting (“ACL”), sale contracts of backed by excess of energy contracted, as per ANEEL regulation.

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Product 11 –Privatization Modeling Proposal

     Furthermore, it must be highlighted that, by means of the Public Consultation No. 33 (CP 33), of the Ministry of Mines and Energy (“MME”), already closed, on ‘Improvement of the legal landmark of the electric industry’, proposals of legal measures had been discussed that make possible the future of the electric industry, searching sustainability in the long run

     In addition, Law No. 13.360/2016 amended Law No. 12.783/2013, with the objective to make possible the bidding of companies under direct or indirect control of the Union, States, Federal District and Municipalities, whose grants had not been extending, foreseeing the possibility of the Union to promote bidding associated with the transference of the shareholding control of the concessionaire, granting a new grant contract for the period of 30 years. This law also establishes the possibility of inversion of the qualification phases and judgment of the auction, so as to guarantee greater speed and efficiency to the bidding process.

     It should be stood out that, as far as the bidding of distribution or transmission grant associated to the transfer of control of legal person, provider of public service of electric energy is concerning, dealt with Law No. 12.783/2013, it became necessary to edit a regulatory decree, with the purpose to, among other conditions: i) to establish requirements to be observed by the controller of the responsible legal entity for the provision of the service of distribution of electric energy, for such bid; ii) attributions of the BNDES in the execution and the follow-up of the privatization process; iii) criteria for new concession without control handover (Decree Draft that regulates the bid of distribution grant associated with the utility control handover of legal entity provider of public service of electric energy).

     The new grant contract applicable to the mentioned bid associated with the shareholding control handover of the concessionaire, whose draft was elaborated by Aneel at the request of the MME and submitted the public consultation, was object of new public consultation in the period of 08/28/2017 to 09/06/2017, in virtue of adjustments proposed by means of Ordinance MME No. 342/2017, due to the fact that it was noted the existence of unbalance regarding the operational costs, losses of electric energy and loans with resources from RGR, made to assure the continuity of the service provided under the assignment mode and that, by force of provisions of Law No. 12.783/2013, should have been assumed by the new concessionaire, which could make impracticable the intended bid.

     Another point to be considered is with regard to the tariff process concerning the provision of public service of electric energy distribution by agency or entity of the federal public administration. It is highlighted that the Ordinance MME No. 388/2016, which approved the terms and conditions for the provision of such services, in accordance with art. 9, Paragraph 1, of Law No. 12.783/2013, was amended by Ordinance MME No. 346/2017, published in the DOU [Federal Official Gazette] on 08/31/2017, to establish that in the tariff process of year 2017, ANEEL should make flexible, in a temporary way, the regulatory parameters relating to the operating costs in order to enable the economic balance of the grant being bid pursuant to art. 8 of Law No. 12.783/2013.

     It is further highlighted that the tariff relaxation resulting from ANEEL’s Technical Notes 351/2017, of 07/24/2017, and 149/2017, of 09/08/2017, which restores levels of regulatory parameters – such as DEC/FEC, PMSO and RGR - aiming at the economic-financial balance of the grants of electric energy under analysis.

     Finally, it is stood out that, considering the schedule foreseen for conclusion of the privatization process, as one will see below, it is quite probable that Ordinances MME 420 to

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Product 11 –Privatization Modeling Proposal

425/2016 that designated the Distributors of Eletrobras (Amazonas, Boa Vista, Ceal, Cepisa, Ceron and Eletroacre) as responsible for the provision of the public service of distribution of electric energy until the supposition of a new concessionaire or up to December 31st, 2017, whichever occurs first, deserve to be amended to extend such service provision deadline for a period that suffices to the conclusion of the privatization process.

2.3 Financial assessment and sales modeling conjuncture

     As it shall be shown below, in Item 5 – Relevant Aspects of Valuation, in the course of the due diligence and financial evaluation of Eletrobras’s distributors, relevant issues were identified affecting significantly the value of the stakeholder of the companies.

     Initially, it was assessed that these organizations have amounts of debts of high values. These debts were accumulated by Eletrobras’s distributors over the years, both with the Holding ompany (with loans of various types) and with suppliers. Such debts, in turn, often continue to be rolled over or have increasing cost in relation to the non-payment of the principal or even of interests.

     It was also identified that the distributors of Eletrobras have contingencies – additional to those provided on the balance sheets – of significant value. These contingencies, from judicial and administrative proceedings and tax aspects, fiscal and labor not yet materialized, among others, also contribute to the reduction of the value of the equity of the companies.

     Additionally, it has found in financial and operational evaluation that these companies demand high values of investments in the early years of the new grant. These investments are required, both to facilitate the improvement of financial performance expected and to meet regulatory metrics of service level.

     Thus, even in a valuation in which there is the expectation of bold operational and financial performance optimization of the six distributors of Eletrobras in the privatization process, the factors listed overlapped to improvements, resulting often in a negative value to the stakeholder.

     It should be emphasized that the financial evaluation has already considered the new draft of the grant contract, resulted from contributions in the Public Hearing No. 094/2016 and the Technical Note No. 182/2017 of ANEEL. The regulatory body also reviewed and identified that these grants are unbalanced, granting regulatory parameter relaxation (Technical Notes No. 351/2017 and No. 149/2017, this last part of the Public Hearing No. 032/2017) to bring the grants back in balance, which will result in increased tariff revenues and reduction of loan value of RGR. Consequently, the financial evaluation conducted by the Consortium considered the relaxation made by ANEEL.

     It is also highlighted that, in accordance with the Decree Draft that regulates the grant bid of distribution associated with the transfer of control of legal entity service provider of electric energy, dealt with by Law No. 12.783, of January 11th, 2013, the distributors of Eletrobras to be privatized that are in areas of grant benefited by the relaxation of regulatory parameters, deriving from the Technical Note No. 351/2017 must have specific treatment. If the value to the stakeholders of these companies is positive in light of regulatory flexibilizations granted, the relaxed parameters must be readjusted so that the value to the stakeholders of these companies is equal to zero. Thus, the possibility that the consumers of the areas of the grant in question are burdened with additional exceptional tariffs to those necessary for the companies holders of the grant operate under financial balance is eliminated.

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Product 11 –Privatization Modeling Proposal

     Thus, the financial evaluation and modeling of sale of the companies conducted by the Consortium considered the necessary legal and regulatory aspects for the privatization process.

     The modeling performed also tried to structure sale alternatives so these companies could increase their financial attractiveness and legal security to the investor. So, facing a scenario where the stakeholder values of these companies are negative or equal to zero, one optimized their sale potential.

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3.	Relevant aspects of the Privatization Process
3.1	Scope of the company

     This modeling takes, for all its analyses, Boa Vista’s reality as at the base date of December 2016. Thus, the same parameters of other studies conducted by this Consortium are used. This scope is valid for all operating, legal and financial aspects, among others, of the distributor.

     The economic and financial evaluation of the Consortium also takes into consideration CERR’s (or its stakeholders) indemnification for assets not fully depreciated of the concession in the country area. Thus, Eletrobras would be provisioning the liquidation of the assets as indicated in the Technical Note ANEEL No. 293 of September 20, 2017.

     Throughout the studies, the Consortium measured the impact of the incorporation of CERR’s asset base over Boa Vistas tariff movement. In these analysis projections of incremental revenue flows to part B and deductions of the annual bases for calculating taxes resulting from the amortization of the assets showed a present net value higher than the compensation payment for the asset incorporation. Therefore, it is pointed out that the integration of these CERR’s assets into Boa Vista positively impacts the value generation for the Distributor.

     It should be noted, therefore, that the evaluations carried out consider that the operations of the capital and country area of the state of Roraima have already been integrated, as well as that of the referred to concessions.

3.2 CCC

3.2.1 Context

     This model considers the possibility that Boa Vista (still under ANEEL’s evaluation) is entitled to reimbursement related to CCC other than the values contained in the balance sheet. The accounting difference in question, as well as the evaluation, are still open for the distributor.

VALUES REGARDING BOA VISTA CCC

A) Credits[1] (asset) on the balance sheet of Jun/17	R$ 278,360,000.00
B) Payables estimate[2] (asset)	R$ 5,666,709.61
C = B-A) Accounting difference estimate between credits and payables R$ (272,693,290.39)

Note: Reference values, subject to diligence and auditors’ and regulators’ assessment

1)	Source: Distributor’s financial statement from June 2017
2)	Estimate value, not under diligence

     We understand that this issue is still under discussion between the interested parties and, therefore, ANEEL's unfavorable decisions to Boa Vista can be reversed. However, the potential reversal of an unfavorable decision should not occur in a timely manner for the completion of this document or even within the timeline of privatization planned for the distribution company.

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     The attractiveness of the auction to investors is likely to be compromised without definitions regarding CCC. The values under discussion are quite significant and relevant when compared to the economic value of the distributor. Therefore, it is possible that the risk of losses relating to CCC does not justify the potential gains from the acquisition of the company by the investor.

     In this regard, the proposed model for privatization seeks to neutralize potential effects on the appraisal resulting from the uncertainty in the amount effectively recognized of the accounting difference of CCC's credits. This proposal increases the assertiveness of the value for the privatization of Boa Vista, as it enables Eletrobras to enjoy any upsides arising from the reduction of this potential loss amount.

3.2.2 Negotiations

     Given the relevance of the value discussed for the valuation of the Boa Vista and the unpredictability of the deadline for a final decision regarding this topic, it is recommended that the responsibility – including possible benefits and burdens – concerning the current discussion about the CCC credits be transferred from Boa Vista to the holding company of Eletrobras. Thus, the effect of the current questioning would be neutral in the financial evaluation of the distribution company and in its sales model.

     To this end, it is proposed that a transfer of the receivables concerning CCC equivalent to value in dispute be made – and burdens in equal amount. This transfer would occur through the assign of current rights relating to CCC credits and financial obligations (for example, payables to CCC, other debts etc.) equivalent from the subsidiary to the holding company.

     As a result, in the case of an unfavorable decision, Eletrobras would be charged with the burden of loss, which would occur if the issue were priced on the sale model for the process of privatization of the distributor. In the case of a favorable decision, Eletrobras would reverse this potential loss, receiving the CCC credits and bearing obligations of equivalent value.

     It stands out, also, that the transfer of credits and obligations related to the CCC must have the consent of the regulators and come accompanied by considerations of external auditors of the company, following the approval of the level of governance in charge.

     Thus, with the absorption of these credits by Eletrobras, the impact on the values in question is considered neutral, without interference in the stakeholder value of the company or to the privatization process.

     In the case of Eletrobras cannot absorb the credits as per the recommended proposal – or that of any financial, technical or legal limitation occurs - that impedes the transfer of obligations in an amount equivalent to the credits, it is suggested that the holding company considers the possibility to capitalize the distributor. Such capitalization may occur at the discretion of Eletrobras, according to the best alternatives for the state-owned company.

3.2.3 Negotiation operationalization

     In order to facilitate negotiations, Eletrobras should, among other things that may be needed:

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Product 11 –Privatization Modeling Proposal

i)	Define the value and availability of CCC rights and obligations in an amount equivalent to the subsidiary transfer to the holding
ii)	Analyze financial and accounting specific effects, among other aspects relevant to the company
iii)	Analyze corporate and legal specific requirements to follow, as well as realize them in case one proceeds with the recommendation
iv)	Seek the consent of regulators for the operation

3.3 Other critical points, necessary adjustments and recommendations

In Boa Vista’s case, there are no critical impediments to its privatization process.

     During the process of Legal Due Diligence of Boa Vista some critical points were described in the Report and displayed in its Executive Summary. Although not inhibitory to the process of privatization of this distributor, the new investor should be aware of them so that he can make applicable arrangements.

     Among the important issues, but not deterrent, to be considered, are highlighted the contracts of financial nature, whose prior consent of the creditor is recommended in order to avoid the prepayment of the debt.

3.4 Consent need in Financing Contracts

     Boa Vista has only financial agreements entered into with Eletrobras and Eletronorte, which do not contain provisions regarding the possibility and procedures for assignment and/or transfer of the respective rights and obligations, nor do they expressly establish restrictions on the disposal of control and/or corporate restructuring of Boa Vista.

3.5 Deposit of Shares Owned by Eletrobras at FND

     The Nominative Share Record Book of all Distributors mentioned blockage of all shares owned by Eletrobras to the benefit of the National Privatization Fund – FND, administered by BNDES, in compliance with the Law no. 9.491/1997.

3.6 Remaining aspects to be considered

Remaining aspects shall be considered, the measures of which are within and outside the scope Distributors are vital for the privatization process, as per the chart below:

ACTIONS ON DISTRIBUTOR’S SCOPE
Obtaining authorization from Executive Board, Supervisory Board, and Board of Directors to
perform capital increases on the Distributor
Performance of General Meeting specially convened to approve the disposal of Distributors’
capital stock, as well as an increase of capital stock by underwriting of new shares

ACTIONS ON ELETROBRAS’ SCOPE
Obtaining authorization from Executive Board and the Board of Directors to perform the privatization of Distributor
Performance of General Meeting convened to approve the privatization of Distributor
Performance of the necessary procedures to fulfill CVM [Brazilian Securities and Exchange
Commission], NYSE, and Latibex

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Product 11 –Privatization Modeling Proposal

ACTIONS OUTSIDE THE DISTRIBUTOR’S AND ELETROBRAS’ SCOPE
Obtaining prior approval from CADE provided on articles 88 and 90 of the Law 12.529/2011 and CADE Resolution no. 02/2012
Obtaining prior consent from ANEEL for share control transference (Art. 27 of the Law
8.987/95 Art 4, XI, of Annex I of the Decree 2.335/97, in addition to the provisions of ANEEL
Normative Resolution 484/2012)
Obtaining approval from the Board of the Investment Partnership Program (CPPI - Conselho do
Programa de Parcerias de Investimentos) regarding operational modality, conditions and adjustments to be applied to the privatization (Law 9.491/97)
Follow-up, surveillance, and evaluation of the privatization process by the Federal Court of
Auditors (TCU - Tribunal de Contas da União) (IN TCU 27/1998)

3.7 Payment methods

     Under the Law No. 9.491/97, the payment methods in a privatization process shall be recommended by the National Privatization Council (CND), now replaced with the Board of the Investment Partnership Program of the Presidency of the Republic (CPPI), for approval by the President of the Republic. The latter may authorize remaining payment methods within the scope of the National Privatization Program, as recommended by the CPPI.

     The Law also requires disclosure of selected items on the conditions for disposal of the concerned company’s shareholding control, through publication at the Brazilian Federal Official Gazette and in nationally recognized newspapers. In particular, the following shall be disclosed:

  Any dividend payments to the Federal Government (or to companies controlled by it) and contributions of capital to the capital account provided by it over the last 15 years;
  Creation of special shares and the powers defined to them (as applicable).

     For the event of Boa Vista privatization, the defined payments are recommended to be made in full through the stock exchange (B3), by means of the effective currency, upon sale settlement.

     The remaining procedural aspects shall be detailed in the Request for Proposal of Privatization, Manual of Auction Procedures, Procedural Manual for Offering of Shares to Active and Retired Employees and associated agreements.

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Product 11 –Privatization Modeling Proposal

4.	Purpose of the Auction
4.1	Purpose of sale

     As outlined in Law No. 12.783/2013, as amended by Law no. 13.360/2016, and in the Decree Draft, which regulates the distributorship concession bid associated with the assignment of control of corporation providing public electric power utility services, the purpose of the auction is sale of the company associated with granting of the public electric power distribution service.

     For definition, the applied analysis methodology considered both financial (amount of concession, equity value, etc.) and legal (regulatory feasibility) aspects when defining and assessing the purposes.

     The alternative sale of the company associated with concession granting consists in joint auction of the concession granting and disposal of the distributor company’s shareholding control. Thus, the concession is simultaneously extended to the company itself and the shareholding control is assigned to the new controlling stakeholder.

     If Eletrobras fails to approve the adjustments, the legal provisions dealing with pure concession granting shall be applied. Accordingly, in this case, the auction for sale of the company associated with concession granting shall not be conducted.

4.2 Assessment of sale feasibility

     Based on the rationale described in the prior item, from four dimensions, the auction purpose for Boa Vista was defined as shown below.

     Initially, we identified whether Boa Vista is legally able to be sold within the desired schedule.

     Then, we assessed whether the financial consequence of selling the company associated with the concession was more beneficial to Eletrobras as compared to liquidating the company with the resulting disposal of the pure concession.

     We also analyzed whether Boa Vista holds financial attractiveness as a stand-alone company, i.e., individually.

     Finally, based on the conducted market sounding, we identified whether there are investors potentially interested in acquiring the company.

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Product 11 –Privatization Modeling Proposal

     As Boa Vista met the requirements of these four perspectives, it was concluded that the company would be able to be sold in an auction associated with the granting of the concession.

5.	Relevant Aspects of Valuation
5.1	Relaxation of regulatory parameters

     It should be taken into consideration that the companies’ valuation already considers, among the flow perspectives, the consequences of the Technical Notes 351/2017 and 149/2017 of ANEEL, the latter being the result of the Open Court 032/2017, providing for loosening of regulatory metrics for financially unbalanced concessions, including Boa Vista.

     Such ANEEL Technical Notes loosened for the company the regulatory values of the PMSO and RGR metrics of the designation period. As a result, there is increased financial setoff through tariff to the distributors and the resulting decreased volume of RGR loan, increasing the revenues thereof and, accordingly, its cash flow.

     Such parameters shall be loosened from the tariff process dated 2017, initiated on November 01 of this year, up to the first regular review of the new utility to be contracted by means of a bid, estimated to be held in 2023.

     Such parameters shall be used as auction variables, with their methodology and values being explained in Item 12.6 - Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and Grant’.

5.2 Debts

     The indebtedness levels of Eletrobras distributors are quite high, and the debts may be divided into three major groups: Debts with Eletrobras; Debts with Specific Third Parties and Debts with Other Third Parties. Debts with Eletrobras in turn may be rated according to their origin: Ordinary Resources, RGR, Banco Mundial and Eletrobras related parties.

a)	Debts with Eletrobras: refer to funds with the Holding or through it by means of onlending. Since Eletrobras itself holds the credit rights, the debts may be used by the company as means to optimize the capital structure of its distributors.
	o	World Bank: Eletrobras holds funds obtained with World Bank for the purpose of investing in improved infrastructures, project named by the companies as “Projeto Energia+” [Project Energy+]. Such funds are then lent to distributors as loans and financing.
	o	RGR (Global Reversal Reserve): Refers to amounts raised by Eletrobras for the distributor with the Global Reversal Reserve (RGR). Thus, the sums are due by the distributor to Eletrobras, associated with funds raised from the RGR. The amounts found in the balance sheet, as of the base date of this report (12/31/2016) are mostly from loans obtained prior to the designation period.
§ RGR pre-PPST (temporary service provision period): Amount of debt arising out of the pre-PPST period, when the funds were aimed at financing investments of the distributors.

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Product 11 –Privatization Modeling Proposal

§	RGR PPST (temporary service provision period): Debt amount arising out of the PPST period, initiated in November 2016. Within the scope of the concession agreement termination and beginning of such period, the RGR onlending changed their purpose to maintaining the companies’ activities ensuring the so-called “Appropriate Remuneration”, as defined in the Technical Note 331 dated September 13, 2016. By the end of this Item, the estimated sums of the debts with RGR are provided until the end of February 2018 (date estimated for entry of the potential investors in the operations), considering the fund-raising operations in the service provision period.

o	Ordinary Resources: Own fund onlending by Eletrobras to the distributors, through loans, usually with low financing cost and for the purpose of covering operating deficits. Therefore, this debt is directly due from the distributor to the Holding, without involving Third Parties.
o	Advance Payment for Future Capital Increase (AFAC): Refers to funds contributed by Eletrobras at the distributors for future capital increases.
Usually, AFACs are paid-up as capital within up to one year of their composition, but that is not a requirement, and they may be kept in the balance sheet as distributor debt. Currently, only Eletrobras is responsible for contributing AFAC sums in the distributors.
o	Related Parties: Refer to debts contracted with other Eletrobras distributors or companies, except the Holding. Among the major related parties with effective credits we may mention, for instance, Eletronorte, Furnas and Chesf.
Like in the case of the debts contracted directly with Eletrobras Holding, the company has preference over the funds, and may use the same alternatives as mentioned in the prior item. However, in this group of debts, there are legal and corporate aspects required to be noted vis-à-vis any measure. It should be stressed that variables such as the cash flows, the amount and the own capital structure of the creditor companies may be affected due to an attempted use of such credits.
b)	Debts with Specific Third Parties: Debts of such nature are mostly overdue payment liabilities concerning fuel supply agreements (therefore, rated as debt by the Accounting-Equity Due Diligence), due by some of the distributors which are parties to this privatization process. Among the major creditors, we have Petrobras and Cigás.
c)	Debts with Other Third Parties: refers to debts contracted with other parties than Eletrobras, its distributors, Petrobras or Cigás. The remaining creditors of the distributors and debt instruments are considered in this group, among which there are domestic public banks, such as Caixa Econômica Federal, private financial institutions and other funding agents. The procedures of the Accounting-Equity Due Diligence also included to the balances of Debts with Third Parties the amounts concerning overdue payments with suppliers, including, for example, overdue liabilities with CCC (Fuel Consumption Account).

     The RGR PPST accounting balances reported to this Consortium by Boa Vista in December 2016 and June 2017 are shown below:

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Product 11 –Privatization Modeling Proposal

RGR PPST BALANCES – BOA VISTA
December 2016	June 2017
R$ 51,323,420.29	R$ 132,599,773.39

The RGR PPST amounts released for Boa Vista are established by ANEEL every quarter.

5.3 Total liabilities

The company’s liabilities rated according to the creditor source, with the base date of December 2016, are provided as follows:

Boa Vista liabilities composition In R$ MM (Dec/16)

     The total liabilities indicate the maximum credit amounts eventually used by Eletrobras as an alternative to make adjustments to the capital structure.

5.4 Risks and Contingencies

     In the sale process, assessment of risks associated with contingencies is essential to ensure the transaction and determine its amount precisely. In this chapter, we expose the types of contingency, the current status of contingencies for Boa Vista and the logical negotiation for the provided contingencies.

5.4.1 Types of contingencies

     Contingencies described in this Section I - Privatization context refer to contingencies additional to those previously provisioned in the companies’ balance sheet. They may result

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from both the reviewed sums provisioned and from identification of unmapped contingencies and their estimated value.

     Contingencies, type of rating and amounts derive from the legal, accounting-capital and environmental audits conducted at Boa Vista.

     There are three types of contingency, according to their probable loss of the concerned sums and, accordingly, incorporation into the valuation process, as listed below:

Probable:
o	High risk of losing the sum involved in the judicial and administrative proceedings
o	Usually priced in valuations, decreasing the equity value
Possible:
o	Potential risk of losing the sum involved in the judicial and administrative proceedings
o	Usually not priced in valuations, being eventually dealt with in specific
Remote: negotiations between the selling and the purchasing parties
o	Low risk of losing the sums involved in the judicial and administrative proceedings
o	Usually not priced in valuations

5.4.2 Current status of contingencies

     Find below the amounts and percentages of contingencies for Boa Vista, according to their risk rating level.

In R$ MM
DETAILING OF BOA VISTA CONTINGENCIES

	Likely	Probable	Remote	Total
Litigious	(0.85)	-	-	(0.85)
Taxes	-	83.17	-	83.17
Labor	-	7.93	-	7.93
Actuarial	(0.45)	-	-	(0.45)
Total	(1.30)	91.09	-	89.79

In %
DETAILING OF BOA VISTA CONTINGENCIES

	Likely	Probable	Remote	Total
Litigious	65%	0%	0%	-1%
Taxes	0%	91%	0%	93%
Labor	0%	9%	0%	9%
Actuarial	35%	0%	0%	35%
Total	-1%	101%	0%	100%

Note: ‘Litigious’ contingencies refer to materialized lawsuits and include actions from different areas (taxes, labor, civil, environmental, and regulatory). The others refer to risks mapped in the respective diligences, which do not have materialized suits.

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Product 11 –Privatization Modeling Proposal

     Among the contingencies classified as 'Possible', in Tax, there is approximately R$ 53 million regarding PIS [Social Integration Program] and COFINS [Contribution for Social Security Financing] related risks levied on CCC repayments and approximately R$ 24 million related to non-technical energy losses.

     In addition to the provided contingencies, there are also contingencies concerning environmental adaptations in the amount of R$ 6,342,015.35 required for distributor. Such values, however, were previously deducted from the equity value in the company’s valuation.

     It should be stressed that the base date of the contingencies is 12/31/2016 and that such sums are in addition to those provisioned in the distributor’s balance sheet dated December 2016. The full details of the contingencies are in the audit reports.

5.4.3 Negotiations to deal with contingencies

     Dealing with such distributor contingencies is relevant to enable eventual adjustments to the company’s price between the selling and purchasing parties. However, after developing several legal and financial analyses on contingencies, it was concluded that Eletrobras would avoid keeping future liabilities – after privatization – with the purchaser related to contingencies, in addition to eventual legal provisions allowing for the purchaser to question or file actions in the future to Eletrobras.

     Thus, the adjustment definition shall occur prior to entering into the share purchase and sale agreement. Therefore, we recommend the distributor privatization to consider prior corporate adjustments between the parties as part of distributor’s sale price definition. As a result, new value adjustments or corrections concerning these items shall not be conducted after the privatization.

     Contingencies whose assessments are Probable Loss, due to the high chance they have to lose the sums involved in the respective proceedings, should be deducted from the stakeholder’s value prior to transferring the shareholding control. Likewise, contingencies rated as ‘Possible’ and ‘Remote’ Loss should not have their value deducted from the company’s sale price.

  ‘Probable’ Contingencies: their amount shall be discounted from the equity price due to decreased chance of success in the proceeding and resulting probable loss of the value involved in the claim;
  ‘Possible’ and ‘Remote’ Contingencies: their amount shall not be discounted from the equity price considering the chance of success in the proceeding and reduced probable loss of the value involved in the claim.

     It should be stressed that several possibilities were analyzed to deal with contingencies, but all of them were proven to be financially unfeasible, with great operating complexity or with legal hindrances and risks.

     In addition, Eletrobras was identified, due to its State nature and current financial condition, to have legal and financial limitations to offer warranties to the investors in relation to such contingencies.

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Product 11 –Privatization Modeling Proposal

6. Assessment of Synergies

     Assessment of synergies is a relevant dimension for defining the privatization pattern. At first, increased grouping of distributors for sale could lead to potential returns to scale. The returns to scale, in turn, would be reflected in decreased total costs, reflecting increased value for the company.

     Such potential shall be assessed in this chapter. However, this chapter also approaches a broad perspective, which firstly conceptualizes the synergies to be analyzed and, then, relativizes their effectiveness vis-à-vis other analysis dimensions (e.g., increased competition in the auctions). In addition, it also assesses use of patterns which encourage synergies in light of the guidelines defined in the initial chapter.

     The first challenge when conceptualizing synergies derives from the difference with which the concept is used. Within the context of proposal for the privatization pattern, we use the term synergy to reflect returns deriving from increased scale, resulting from grouped distributors. Thus, it is necessary to qualify other returns not to be conceptualized as synergies, to wit:

  Efficiency returns – assessment of synergies should not be confused with efficiency returns, since a stand-alone operation could be more efficient than a greater scale arrangement, taking into account the productivity factor among such companies. In fact, a comparative analysis shows that the current reality of Eletrobras companies is distant from other companies – regardless of scale

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Product 11 –Privatization Modeling Proposal

  Geographic and social-economic – returns obtained due to the characteristics of concession areas, either by physical continuity, or by social realities (e.g., communities with impaired access), or by economic aspects (e.g., agribusiness or industrialized areas)
  Financial – deriving from better business conditions, usually provided by the credit quality of a new purchaser
  Revenue – increased company’s revenue deriving from cross trading of products, possibly adding greater margin to the business

     The efficiency improvement return is already embedded to the economic-financial assessment pattern, following the incentives for efficiency as set out by the regulations.

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Product 11 –Privatization Modeling Proposal

     The remaining above-mentioned returns are not applicable to the grouped companies. Although belonging to similar regions, the distances involved do not justify returns – on the opposite, given the geographic set-up, even inside States there are no verifiable scale savings.

     Synergies of revenues are also not materialized for the case of concessions, since both tariffs and the market itself are granted under a monopolistic character for most customers. Financial synergies in turn (e.g., indebtedness cost) are basically assigned to the credit rating of the potential purchaser, not being influenced by eventual grouped concessions.

     We should then return to the synergies obtained due to increase scale, resulting from grouping operations. These are usually reflected into the dilution of fixed costs (administrative) and returns of the purchasing power – specifically related to investments (particularly high in the future perspective).

     The maximum estimate for such return is R$ 200 million in nominal values (as detailed below), when we consider the synergy for the case in which all six distributors are acquired by a single investor. Such estimate is based on a percentage over the sum of the administrative costs of the six Distributors considering independent operations.

     Our experience indicates that such benefits are attained in about 5 years, being maintained for some period, until their capture by the regulator, or, in case of the investments, with reduced consequence in the BRR, not reflecting increased tariffs.

     In addition, for it to be taken into effect, it is necessary to assume investments in systems, consulting, team allocations, as well as approval of the regulator as to parameters for sharing of funds.

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Product 11 –Privatization Modeling Proposal

     Thus, it was estimated a potential maximum annual savings of R$ 20 nominal million for 10 years, between 2023 and 2032, amounting to R$ 200 million of consolidated value for the six distributors, if acquired jointly. The annual estimated savings is equivalent to 25% of the administrative costs estimated for the distributors, estimated at R$ 80 million in real values, according to the table below.

Distributor	(A)Mean PMSO[1]	NPV A2	Yearly CF3
Ceal	279,183	115,995	11,600
Cepisa	507,836	212,420	21,242
Eletroacre	157,157	65,053	6,505
Ceron	405,205	168,856	16,886
Amazonas	470,687	194,076	19,408
Boa Vista	113,186	49,358	4,936
			80,576

[1]	PMSO between 2023 and 2032
[2]	Present Value of Mean PMSO
[3]	10% Share of NPV A based on comparables

     The 10% share of the administrative costs over the total costs was estimated based on some comparable operations, as provided in the following chart.

     In relation to returns to the purchasing power with investments, in addition to the estimated reduced capex being not so relevant, even so, there would be a consideration of decreased revenue, since part of the tariff corresponds to the remuneration of investments made and, therefore, there would be no relevant impact in the amount.

     However, several aspects should be considered prior to concluding whether scale synergy is being considered:

  Obtainment of synergies through groupings could impair sale of one or more companies, considering the different levels of interest by the investors among the utilities subject to privatization – as attested in market sounding interviews, where preference for the individualized offer of the concessions was stated, eventual groupings could result into reduced number of offers, given the increasing complexity
  The effective capture occurs within the management pattern of the purchasing investors – the scale shall tend to be captured by the company’s insertion into the purchasing company, being questionable to advance its pricing in the minimum amount

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Product 11 –Privatization Modeling Proposal

  Companies can be privatized at different times – e.g., such as Amazonas, which would not match the different nature groupings
  Ungrouped concessions can increase competitiveness between the bidders, increasing competition and resulting into higher final price, but differently from pre-estimated synergies, avoiding the risk of empty offers for a grouping

     It should be stressed that grouping can be used for pragmatic aspects, deriving from objective assessment aspects (e.g., grouping to minimize the required capitalization) and the own interest of investors (mitigating risks that a less attractive concession is not successful in the privatization).

     In summary, a wide assessment, allied to the discussed context, does not construe as consistent the synergy incorporation to the minimum price and, accordingly, inexistence of returns to the proposed pattern.

     Such recommendation occurs vis-a-vis the instruction that no concession groupings should be conducted since it is construed that an open pattern shall tend to increase the competition between the stakeholders. Thus, there would be not only an increased number of offers –avoiding the chance for auctions without bidders – but also increased prices offered. Such prices, in turn, would be more appropriate to the level of synergy the investors shall have when inserting such companies into their management pattern.

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7.	Adjustments for the privatization pattern
7.1	Context

     The privatization pattern is made from the results of the due diligence reports and economic-financial assessments. However, for the final proposal of capital and corporate structuring of the distributor, it is necessary that additional adjustments are conducted.

     The adjustments are carried out for the privatization pattern to meet the required legal instructions and comprise the latest information available concerning the economic-financial condition of the distributor.

Adjustments made follow the stages provided below:

ADJUSTMENTS FOR PRIVATIZATION MODELING

= Mean of Services A and B

(+/-) Consolidated adjustments
Balance Sheet Adjustments
(+/-) Asset and Liability Adjustments
(+) RGR PPST Reincorporation
(-) Reclassification of AFACs as Debt
(-) Tax Adjustments (Tax Loss and Negative Base)

= Adjusted Equity Value

(-) Reduction adjustment of tariff relaxation

= Final Equity Value

The following topics describe the adjustments made. Their amounts are detailed in Section II - Privatization proposal.

7.2	Base amount of valuation – Average between valuations of Services A & B

     Under Decree 2.594/98, providing for the National Privatization Program, Boa Vista sale pattern shall consider the financial assessments conducted by Services A and B contracted by the State-owned bank, conducted with the base date of December 2016.

     Within such context, based on the equity values drafted by Service A reported through the Letter AD/DEADE3 No. 14/2017, it is proposed that the equity value considered as basis for the financial and corporate pattern of Boa Vista shall be the simple average of the equity values defined by Service A and Service B. The formula is below:

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Equity value average = (Equity value Service A + Equity value Service B) / 2

     As a result, an assessment basis is obtained with reduced chance of distortions since it considers the analysis of two different assessing companies. It is construed that both assessing companies are fully qualified to analyze the companies’ value and that the natural amount differences are due to the inherent subjectivity of interpretations and assumptions of each of them. Thus, any amount adopted among those provided by such companies would be acceptable.

     We should also consider that, by using the theoretical concepts and technical tools usually accepted by the experts and the market, definition of assumptions and parameters of a financial assessment has the subjectivity of its developers, which is inherent to valuation of a company. Thus, the Enterprise Value of a company, representing its projected cash flows, carried at present value by a discount rate, are subject to specific interpretations of their appraisers.

     Therefore, it is construed that one-sided selection of only one of the amounts provided by both appraisers could give room to greater assessment distortions vis-à-vis the market value considered by potential investors of such companies. For example, if choosing the lowest between both values, the investor could be benefited. In turn, if choosing the largest between both values, there could be a risk that it would be distant from the market assessment, reducing the auction attractiveness. Finally, choosing an arbitrary amount – other than the average –between both values assessed would not be logical.

     In the case of Boa Vista, the Enterprise Value estimated by the Services A and B are in close inter-values, lower than 20% in difference between them, benefiting the average use.

ENTERPRISE VALUES OF BOA VISTA - MEAN OF SERVICES A AND B

Service A	R$	565,617,124.98
Service B	R$	611,716,317.51
Mean of Services A and B	R$	588,666,721.25
Percentage variation[1]		8%

1) Variation calculated as the module of lower value divided by the higher value

     As a result, using the average of the amounts assessed by Services A and B is the most effective alternative to define the privatization price of Boa Vista.

7.3	Relevant adjustments for privatization of Boa Vista
7.3.1	Adjustment to comprise updated balance sheet until June 2017

     As means to minimize eventual financial discrepancies between the valuation base date and the latest balance sheet available for Boa Vista (updated until June 2017 and not audited by the Consortium), updates are being made as to the balance sheet accounts related to indebtedness and working capital, in addition to specific accounting adjustments.

Accounts with their amounts updated are listed below:

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Product 11 –Privatization Modeling Proposal

Assets	Liabilities
Current	Current
Cash and cash equivalents	Financing and loans
Securities	Lease
Clients	Debt charges
Taxes to be recovered	Suppliers
Reimbursement rights	Taxes payable
Warehouse	Social and labor obligations
Services in progress	Reimbursement obligations
Regulatory asset	Accounts payable to related parties
Sureties and judicial deposits	Estimated obligations
Financial asset	Sectorial charges
Assets destined to disposal	Post-employment benefits
CDE repayment	Regulatory liabilities
Others	Research and development
Financial liabilities
Others

Non-current	Non-current
Clients	Financing and loans
Taxes to be recovered	Lease
Taxes to social contributions	Suppliers
Sureties and related deposits	Taxes payable
Reimbursement rights	Reimbursement obligations
Regulatory asset	Accounts payable to related parties
Others	Provision for unsecured liability in controlled
Investments	Post-employment benefits
Regulatory liability
Sectorial charges
Advance for future capital increase
Research and development
Others

The balance sheet accounts listed above refer to those comprised of this Consortium as Working Capital (e.g., ‘Customers’), Net Debt (e.g., ‘Cash and cash equivalents’) and other capital accounts not considered as Working Capital or Net Debt (e.g., ‘Investments’). The understanding is the same as that made by the Accounting-Capital Diligence and the Economic-Financial Assessment. Such amounts exclude the remaining balance sheet accounts not listed above.

     RGR PPST (for the designation period) also received different approach in the privatization pattern, as well as in the Economic-Financial Assessment conducted. Under the Law No. 12.783 dated 2013, the Technical Notes 351/2017 and 149/2017 of ANEEL and the Draft of Share Purchase and Sale Agreement, loosening was established for regulatory parameters for the distributor, including the RGR PPST. Payments concerning the loans contracted with RGR concerning the designation period shall have tariff recognition as components of Installment A. Since such tariff recognition follows the neutrality concept, the component was not considered when calculating the Installment A, since its consideration was also not considered for the purposes of this report.

     Therefore, since the RGR PPST has tariff coverage, not impacting on the equity value, its balances – included into the Liabilities in the account of ‘Loans and Financing’ – were positively reincorporated into the amount to the stakeholder.

     It is also stressed that, for the accounts of ‘Assets’ (property and rights), when there is positive variation, they increase the stakeholder’s value. Therefore, being added to the equity value of the distributor. In the case of negative variation in turn, they reduce the amount. For the accounts of ‘Liabilities’ (obligations), the adjustment is inverted in relation to the ‘Assets’.

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For positive variation, the stakeholder’s value is reduced, and, for negative variation, such amount is increased.

     The adjustments excluded the accounts of ‘Liabilities’ concerning variations in the provisions for contingencies, litigations and civil, tax and labor claims. The reason is the probable overlapping between the new provisions made in the statements (after the valuation base date of December 2016) and the amounts of contingencies made by the Consortium. The amounts made are related to the same topics, in addition to the amounts of provisions of the financial statements and discounted from the stakeholder’s value. Thus, the adjustment related to provisions for contingencies is avoided to occur in duplicate, leading Eletrobras to make increased contributions than those actually required.

     Detailed amounts and the adjustment balances are provided in Item 10.2.2 - Balance update adjustment refer to the consolidated balance between the amounts of December 2016 and June 2017, which may be positive or negative. Balances of fiscal benefit and negative CSLL [Social Contribution on Net Income] basis were also updated to June 2017.

     The resulting amount is used as basis for the adjustment in loosened regulatory parameters. The adjustments were solely applied in the equity value, not being extended to any other income.

7.3.2 Adjustment related to Advance Payments for Future Capital Increases (AFACs)

     Furthermore, if the distributor has AFACs, another adjustment is made, with the amounts concerning AFACs being considered as debt. Until the updating of the balance sheet dated June 2017 – last updated until this report was concluded – no existing AFAC was used to increase the capital.

     Thus, we suggest no new capital increase by using the AFACs of distributors by Eletrobras. As an alternative, its amounts shall now be construed as debts in the balance sheet (and may be used as an additional alternative for the capitalization to be conducted by Eletrobras outlined in ‘Stage 1’, as well as the remaining options provided).

     Taking into account that, once approved, the CPPI Resolution with definitions of financial and corporate adjustments to be made in the distributor under privatization, it is not advisable that new corporate amendments are made. It means that, if paying-up of the AFACs is after the CPPI publication, there is great chance that the numbers established in such CPPI Resolution will not comply with the distributor’s capital stock after capital increase by using the AFACs. Thus, conflicts will be avoided concerning the number of shares to be subscribed, as well as their underwriting amount, in addition to eventual legal conflicts or non-compliances.

     We should also consider that there are no relevant financial benefits in paying up the AFACs instead of considering them as debt. The effect upon the equity is neutral, since the new indebtedness amount shall be part of the adjustments of the pattern. Eventual savings of the distributor with debt taxation costs (e.g., IOF) shall be offset with benefits of the reduced basis for collection of the distributor’s income tax and with adjustments for inflation of the AFACs (e.g., SELIC), which shall be due to Eletrobras.

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     It is also stressed that the eventual paying-up of AFACs requires several levels of approvals, including internally at distributor and Eletrobras, as well as externally from the respective governmental agencies (e.g., MME, GCEST and PGFN).

Finally, we note that, until the latest information available for this report, the distributors’ AFACs funds solely derive from Eletrobras. Detailed adjustments and amounts related to the AFACs are found in Section II - Privatization proposal.

7.3.3 Tax adjustments –Tax Losses and Negative Base

     In the first semester of 2017, the distributors used part of the Tax Losses (Individual Taxpayer Income Tax – IRPF) and Negative Base (Social Contribution on Net Income – CSLL) to liquidate tax debts. Since the economic-financial analysis of the distributors considers the use of these benefits positively in their cash flow, once used, such benefits must be excluded from the evaluation.

     Thus, for the financial modeling, the balances of Tax Loss and Negative Base used between January and June 2017 have been deducted from the tax balances existing in December 2016, base date used in the economic-financial analysis.

7.3.4 Adjustment of the relaxation of regulatory parameters

     The adjustment in the relaxation of regulatory parameters aims at complying with ANEEL Technical Note no. 149, dated September 8, 2017, in order to reach the economic equilibrium of the concessions of designated distributors, defined under the terms of Normative Resolution no. 748/2016.

     Thus, the Draft of the Decree that will govern the bidding of distribution associated with the transfer of control of legal entity providing the electric power service, as per Law 12.783/2013, establishes that, in case the value to the stakeholder of Boa Vista resulting from the valuation is positive (which also considers the adjustment of the balance update) based on the relaxation of regulatory parameters, the value of relaxed parameters must be registered so that the value to the stakeholder is zero. That is, in case Boa Vista had negative value to the stakeholder before the relaxation of regulatory parameters, and such relaxation results in positive value to the stakeholder, the value of the relaxed parameters must be reduced to the amount necessary for the value to stakeholder to be equal zero.

The relaxed regulatory parameters of Boa Vista are listed below:

RELAXED PARAMETERS

- PMSO
- RGR PPST

     The adjustment of the relaxed regulatory parameters is applied to values of equity value (average of services A and B), corrected with the other adjustments specified (balance update, RGR PPST, AFAC, Tax Loss and Negative Base).

     In order to zero the value to stakeholder, the relaxed values of the relaxed parameters shall be adjusted. The reason is that they have a direct effect to the first years of the concession and

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raise the rate to the consumer in a period in which other exceptional rate adjustments are in force.

     As detailed in Section II - Privatization proposal, the relaxed values will be used as variables of the privatization auction, after the eventual adjustment of these parameters to zero the value to stakeholder. In addition, the RGR PPST will also be used as an auction variable.

     It is also worthwhile noting that in case the value to stakeholder of the distributor is negative after the regulatory flexibilization, it will not be necessary to adjust the value of relaxed parameters. In this scenario, the relaxed value shall be fully valid as a base for the bids of investors in the auction.

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8.	Capital and Corporate Structuring
8.1	Proposed capital and corporate structuring – Overview

     The developed structuring is aimed at allowing the sale of Eletrobras’ distributors under the model of company associated with the grant of the concession. For that, it is important to have a structure of capital capable of rising the stake of investors.

The structuring was developed in two stages, as shown below:

Corporate and Capital Structuring – Stages 1 and 2

Minimum adjustment of the capital structure – “Stage 1”

     The attractiveness of a business with negative economic value to investors is reduced. Therefore, in order to allow privatization, it is necessary to adjust the structure of capital of distributors so that the actions have at least a symbolic value in their transfer.

     The procedure of achieving the equity value capable of allowing the disposal of the shares held by Eletrobras in the capital stock of the distributors at a symbolic value was considered the “Stage 1” of sale modeling. This is the minimum readjustment in the capital structure of distributors, so that they may be sold. In this stage, after the capitalization, the shares held by Eletrobras in the capital stock of the distributors are sold, followed by the consequent privatization of the distributors.

     For Eletrobras to be able to perform the capitalization in order to adjust the capital structure of the distributor, such capitalization must be approved in a Shareholder’s Meeting. The approval is linked to the success of the auction and will be carried out before its financial liquidation.

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Product 11 –Privatization Modeling Proposal

     This stage, as well as its premises and parameters, is detailed in Item 8.2 - Minimum adjustment of the capital structure – “Stage 1”.

Investor capitalization – “Stage 2”

“Stage 2” is a stage after “Stage 1”, and optional to Eletrobras.

     It is important to stress that the capital structure of privatized companies needs to be balanced after the sale. This equilibrium is important to assure that the company will have financial health to honor its obligations – such as investments forecasted for the period of concession – and overcome eventual adverse conditions.

     This, the modeling determined that the investor stakeed in acquiring the company, in addition to buying the shares held by Eletrobras at the company of symbolic value, will also invest funds and resources to balance the capital structure of the company.

     This stage, as well as its premises and parameters, is detailed in Item 8.3 - Investor capitalization – “Stage 2”.

Eletrobras corporate stake option

     In order to allow Eletrobras to have economic and financial benefits in the future with the privatization of its distributors, the modeling foresaw the possibility for the state-owned company to remain as a stakeholder of the companies sold, holding only a minimum percentage of corporate stake right after the disposal, being able to increase its corporate stake by up to 30% of the total shares of the distributors within up to six (6) months after the auction.

     For such, Eletrobras is entitled to increase its corporate stake up to the limit of 30% of the shares of the capital stock of Boa Vista, case in which the investor shall assign its right to subscribe such new shares to Eletrobras, so that it may formalize such increase. Considering the financial conditions of the company and the credit amounts of the debt held by Eletrobras with its distributors, Eletrobras may also pay such new shares by exchanging such debts into investment. These rules will be defined in the Stakeholders Agreement to be signed by Eletrobras and the investor, and such agreement will be an attachment to the Purchase and Sale Agreement of the distributor.

     Finally, it should be stressed that this alternative is not effectively part of the privatization, but an alternative available to Eletrobras, to be evaluated by it. Therefore, the intent is to include in the purchase and sale agreement of the distributor that Eletrobras may manifest its stake in increasing its corporate stake in the distributors after the privatization, within up to six (6) months from the date of the auction.

     In order to be eligible to increase its corporate stake in this stage, Eletrobras must hold one (1) share at the end of “Stage 1”. In case Eletrobras chooses not to increase its stake, such remaining share shall be sold to the investor within six (6) months from the date of the auction.

     This stage, as well as its premises and parameters, is detailed in Item 8.4 - Eletrobras corporate stake option.

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8.2 Minimum adjustment of the capital structure – “Stage 1”

     Eletrobras is recommended to adjust the capital structure of Boa Vista until it reaches the symbolic value of equity value (or value to stakeholder) of fifty thousand Brazilian Reais (R$ 50,000.00). Such adjustment must occur by means of capitalization of the company, with the consequent issuance of new shares, to be subscribed and paid by Eletrobras.

     The logics of the adjustment to the capital structure are presented in the conceptual model below:

8.2.1 Symbolic value of shares sale (privatization)

     The value of R$ 50,000.00 consists of the symbolic equity value considering the size of Boa Vista. This value, unlike any other symbolic value of smaller (such as, for instance, R$ 1.00 or R$ 1,000.00), allows the operation of sale of shares of the distributor, held by Eletrobras to the investor, resulting in the privatization of the company, occurs in a more appropriate way.

     In a privatization occurring with the sale of shares, such as the case of Boa Vista, the shares must be offered not only to investors, but also to active and retired employees. In order for the latter to have their right to acquire duly protected, at least 10% of the shares directly or indirectly held by the Government (in this case, equivalent to R$ 5,000.00), it is necessary that the disposal value of the shares is factual by active or retired employee. For that to occur, there must be assurance that the lot of shares offered to active and retired employees have minimum purchase value aiming at their financial operationalization.

     This, this Consortium has assessed that the value of R$ 50,000.00 meets the requirements of privatization with safety. Such value allows the aforementioned parameters to be protected, avoiding operating and legal risk in the future in case of smaller amounts for the sale of shares. The assessment has considered, among other aspects: 1) the need to have a factual value of sale of shares to each one of the active and retired employees eligible to purchase; 2) the potential

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quantity of active and retired employees eligible to purchase shares; 3) a margin of safety for the number of eligible employees, active and retired; 4) the number of shares of the company; 5) the minimum values to each lot of shares of the company.

     The capitalization value also considered the reality of six distributors in privatization procedure by Eletrobras, part of the same initiative. An uniform value was defined to all, considering the similarity of the financial situation in which they are found, as well as the proposed auction model, in which its sales operations interconnect. The definition of a homogeneous sales value of the companies, considering their financial situation, allows for a clearer and greater understanding of the privatization procedure of these companies to investors and to society.

     Details on the number of shares and values, among other aspects, are listed in Section II -Privatization proposal and in the Public Notice to the privatization procedure of Boa Vista.

8.2.2 Capitalization alternatives

     It is recommended that the choice on the alternatives to perform the adjustments to the capital structure of Boa Vista should fall exclusively onto Eletrobras. The choice shall be made according to the most attractive options and to the reality of financial availability and credit of the company at the time of the operation.

     Recommendation made, it has been noted that Eletrobras could use three main alternatives to make the capitalization, all resulting in subscribing shares of the distributor: (i) conversion of debt credits by distributor to Eletrobras; (ii) assumption of debts of the distributor with third parties; and/or (iii) cash contribution to the distributor’s capital structure.

  Conversion of debt credit of distributor: requires that Eletrobras should waive the right to amortization and interest of the debt credits, which, in part, would be of doubtful liquidation without the privatization. However, no demand is made in terms of cash disbursements by the company;
  Assumption of debts of distributor with third parties: requires disbursement of cash for the payment of debts with third parties, according to the negotiation occurred;
  Funding of financial resources to the distributor: requires disbursement of capital to allow the contribution to capital.

     In order to define the best alternative of capitalization to Eletrobras, a specific analysis shall be carried out by the Holding.

8.3 Investor capitalization – “Stage 2”

     Even after the adjustment to the capital structure by Eletrobras to a symbolic value, the recommendation, for the purposes of conclusion of the privatization procedure of Boa Vista, is to conduct a new capitalization of the company, however this time by the investor, against the underwriting of new shares. This capitalization has the attributions of:

a)	Avoiding the participation of investors effectively committed with the success of the company or without the due financial conditions to make the investments necessary for the organization;

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b)	Optimizing the capital structure of the company. After the “Stage 1”, against a symbolic equity value, the capital structure of Boa Vista shall consist of approximately 100% of debt. Thus, the company is not duly capitalized to make the investments and other demands of cash;
c)	Demonstrating to society and stakeholders that the privatization of Boa Vista has attracted an investor committed to contributing with resources sufficient to cover the investments in the first five years of the concession, fundamental to lever efficiency and the level of service of the company.

     The definition of the capitalization value took two factors into consideration: 1) capital structure of companies after adjustments in “Stage 1”; and 2) reference leverage for electric power distributors in Brazil considering that Eletrobras remains as a minor partner of the companies.

     In the first factor, it was considered that the capital structure that will serve as basis to be adjusted by the investor is the post-privatization operation structure. That is, any possible debt conversions by Eletrobras have already been considered in order to reach the value defined for the disposal of the shares of the distributor held by Eletrobras to the investor and consequent privatization of Boa Vista. At the moment, the company's leverage is close to the theoretical limit, since there is no significant equity value.

     In the second factor, a reference capital structure was used for companies of the industry, with a 54% financial leverage. Leverage is calculated as the modulus of net debt divided by the sum of the net debt value modulus and the company's equity value, as follows: (|Net Debt| / [|Net Debt| + Equity Value]).

     The value of 54% defined as the investor's post-capitalization leverage goal was calculated according to the methodology used by the Consórcio Mais Energia B. It considers the average of the current weighted average capital cost ("WACC") of the most comparable companies leveraged in the industry. The calculation of the value required from the investor also considered that Eletrobras will exercise the option to reach the maximum value of ownership (30%) in Boa Vista through debt conversion, after the privatization.

     If Eletrobras does not partially or fully exercise its option, there is no damage to the operation or the investor. The main reflex is that Boa Vista will have a more leveraged capital structure than the suggested level (54%). However, as a function of the capitalization made by the investor, the distributor is already more prepared to face the relevant investments foreseen for the first years after privatization. Likewise, the reasons to require the investor’s capitalization remain to be met.

     It should be noted that, in addition to the capitalization forecasted for the investor, optimizations of the capital structure tend to be made progressively by the future investor. Thus, new contributions of resources may be demanded so that the financial equilibrium of Boa Vista is continuously achieved or even to face cash demands. Accordingly, in case Eletrobras decides to remain as a stakeholder of the distributor and does not accompany the investor in eventual future increases of capital of the distributor, it shall be diluted. The same principle applies to eventual minor stakeholders (including Employees and Retirees who join the distributor’s Share Offer).

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The capitalization values of the investor are listed in Section II - Privatization proposal.

8.4	Eletrobras corporate stake option
8.4.1	Justification

     The privatization modeling considers the possibility of Eletrobras continuing as a minor stakeholder of Boa Vista after the disposal of the shareholding control of such distributor. When holding a shareholding interest, even if assuming the risks as a stakeholder of the company, Eletrobras may recover part of the investments made with the receipt of dividends or future increase of value and subsequent sale of its shareholding interest.

     In such case, Eletrobras shall have the right to increase its shareholding interest at Boa Vista after the privatization of the company, having as an alternative not only the contribution to capital, but also the additional conversion of debts into shares. Thus, the state-owned company will not necessarily need to contribute to the capital of Boa Vista in case it is willing to exercise the respective option, using the credits of remaining debt eventually held against the privatized company.

     The structuring of this alternative to Eletrobras occurs to provide it with an option to generate additional value from the privatization. For such, a financial valuation shall be carried out by Eletrobras, considering, among other aspects, the TIR and VPL of both scenarios.

8.4.2 Eletrobras corporate interest threshold

     The corporate interest of Eletrobras should be limited to 30% of the shares of the company. The threshold of 30% was established based on benchmarks and good market practices, in which minor stakeholders have limited participation in the governance and/or management of the company.

     The established percentage, in addition to allowing Eletrobras to hold relevant economic interest in the company, will not be equivalent to that of future investor, which will provide the investor with autonomy to act.

     The capitalization to be performed by Eletrobras shall also follow the same profile of share categories currently existing at Boa Vista. Thus, eventual risks of legal inquiries related to specific corporate adjustments to the privatization procedure may be mitigated.

     However, the stakeholders agreement set forth in Item 8.4.3 –Participation of Eletrobras in the governance of the company shall be observed. Therefore, the degree of attractiveness of Boa Vista privatization to investors, main resource holders and risk takers, should be kept when assuring autonomy in the management of the company.

     Such evaluation was also carried out based on market analyses, which included interviews with market experts and potential investors. In general, investors tend to accept the participation of Eletrobras in the company, however without substantial participation in the management of the company.

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8.4.3 Participation of Eletrobras in the governance of the company

     In the presented model, although Eletrobras holds shares of Boa Vista, the state-owned company should preserve minimum rules in the management and governance of Boa Vista. Thus, the attractiveness of sale of the distributor would not be reduced duet to the sharing of its management, allowing the highest degree of freedom to the new investor.

     For such, it proposes that, regardless of the shareholding organization of Boa Vista after the privatization, a stakeholders agreement with the following parameters shall be established:

MODEL OF PROPOSED AGREEMENT
Participation Option	Eletrobras option to increase the participation in the distributor up to 30%
Conditions for the increase of capital	Accompany or increase the participation via debt conversion
Purchase priority	Valid to investor and to Eletrobras
Tag Along	100%
Effectiveness of the agreement	Regardless of controller succession

     The objective of this configuration is to preserve the attractiveness of creation of value of the company, overcoming eventual barriers resulting from the sharing of decisions of the company after the privatization.

     It is worthwhile noting that, even though not having a role in the management of the company, Eletrobras shall have its rights as a minor stakeholder duly protected. Privatized, Boa Vista will become a business corporation, one of the legal requirements for a company engaged in the distribution of electric power. In this case, the rights of the minor stakeholders will be governed by law, as well as the requirement of observance of good corporate governance practices (including the conduction of external audit and the disclosure of financial statements).

     In addition, Eletrobras shall have specific aspects set forth in the stakeholders agreement and in the obligations of the eventual investor when acquiring Boa Vista. The rights of Eletrobras are protected by the conditions detailed in the Public Notice to privatization of the company, and the specific conditions of the purchase and sale agreement of the distributor, including the stakeholders agreement.

8.4.4 Procedure for Eletrobras to increase its shareholding interest

     The purchase and sale agreement of the distributor and the stakeholders agreement establish that Eletrobras will have up to six (6) months from the date of the auction to decide on its interest in increasing its shareholding interest by up to 30% of the shares of the capital stock of Boa Vista. Once the decision is made, Eletrobras shall communicate it to the new controller so that it becomes effective.

     In case Eletrobras is interested in increasing its participation, the legal and usual procedures for the capitalization of the company shall be observed, considering the rights of minor stakeholders – including active and retired employees acquiring shares of Boa Vista. The investor shall not accompany such capitalization, in order to dilute its interest in the distributor and for Eletrobras to achieve the maximum threshold determined for its shareholding interest.

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Product 11 –Privatization Modeling Proposal

     As mentioned, the capitalization to be made by Eletrobras may also be made using debt credits held by the state-owned company with Boa Vista. The financial conditions of the capitalization, i.e., the market value per share, shall be the same of Stage 2 and of the auction.

8.5 Classes of shares

     During the procedures of increase of capital of the distributor, the assumed premise is that the distributor will observe the legal rules applicable to the matter.

     In case the new controller is interested in rearranging the corporate structure of the company, it may issue new classes of shares or create groups. This should occur provided that the legal rights of minor stakeholders are observed, as well as the contractual obligations resulting from the privatization procedure.

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9.	Shares offering to active and retired employees
9.1	Mechanism

     According to the applicable legislation, the active and retired employees of the companies directly or indirectly controlled by the Government, included in the National Privatization Program (“PND”), herein the Investment Partnership Program (“PPI”), are assured the offer of at least ten percent (10%) of the shares representative of its capital.

     The offer to active and retired employees is made in parallel with the privatization auction, and its implementation is conditioned to its success, i.e., against the effective transfer of shareholding control.

     To take part of the offer, active and retired employees must be qualified according to the criteria established in Item 9.2 – Definition of active and retired employees. After such qualification, active and retired employees shall indicate the number of lots of shares they are willing to reserve, without any purchase obligation.

     Each qualified active and retired employee may receive the same number of shares, regardless of title, either at the present or upon retirement.

     To negotiate the shares, the active and retired employees must be qualified and must hire a custodian agent, authorized institution accredited with B3, new denomination of BM&FBOVESPA.

9.2 Definition of active and retired employees

     For the purposes of the Offer to Active and Retired Employees, active or retired employees of the distributor shall be considered as the following:

1)	Employees with labor links with the distributor on the date of publication of the Public
	Notice	in the Federal Official Gazette;
2)	Retired employees who meet any of the following requirements:
	a)	Hold labor link with the distributor on the date of request of their retirements;
	b)	Have the last contribution to the social security made as an employee of the distributor;
	c)	Have the last contribution to the social security covered by the distributor, as a result of voluntary dismissal plans;

     The details on the eligibility criteria of active and retired employees for their eligibility to the auction, including specifications of CNPJ [Corporate Taxpayer ID Number] of companies eventually related, shall be included in the Public Notice to the privatization of Boa Vista.

9.3 Offer General Conditions

     The table below presents the main conditions of the offer of shares to the active and retired employees, with explicative details in the following items.

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General Conditions for Offering Shares to Active and Retired Employees

	Percentage of Eletrobras shares to be offered	10%
Conditions of	Discount on the Investor’s underwriting value	10%
the offer
	Destination of the Remainder	Sale[1] to the Investor

Offering	Quantity for offering to Active and Retired Employees	02 Offers
Process	Purchase limit	Depends on the number of entitled people
Depends on the participation acquired in the
Underwriting	Shares to be subscribed by Active and retired employees	offer
process
	Price per share on underwriting	Same price as Investor
	Lock-up period	No lock-up
	Re-purchase deadline	03 years
	Value per share for re-purchasing purposes	Same value as underwriting
Re-purchasing	Value limit of shares to be re-purchased	R$ 100,000.00
process[2]
	Increase in shares’ value	10%
	Monetary correction index	SELIC
Assets value (up to R$ 100,000.00) + 10% +
	Final re-purchase value	SELIC
1) Sale by the same offering value to Active and Retired Employees
2) The re-purchasing rights are exclusive for the original purchasers

     The shares shall be offered to the active and retired employees in mixed lots, containing ordinary and preferred shares in the same proportion existing at the distributor. The offer in lots is necessary to allow the sale of the shares for the minimum price (R$ 0.01) necessary to perform a transactions in Brazilian Reais. Rounding may also occur to the totals of the number of shares per lot, offered to employees, culminating in a final offered percentage slightly greater than the value defined as a goal (10%). The details are described in Section II – Privatization Proposal.

     For the second offer of shares to employees, aiming at the sale of eventual surplus of shares from the first offer, there will be criteria applicable purchases involving employees in case of draw, as duly established in the Public Notice to the auction and the Manual of Shares offering to active and retired employees.

9.3.1 Offer take and differentiated conditions

     The active and retired employees of the distributor will be offered 10% of the shares held by Eletrobras. According to Article 30, Paragraph 4 of Decree No. 2.594, of May 1998, the shares to be offered to the active and retired employees may have different prices and conditions in relation to those offered to investors.

     Thus, active and retired employees will have the prerogative to acquire shares at a lower price than the price paid by the new controller of the company in the Auction. The price per share for the Offer to Active and Retired Employees shall be defined as the value per share paid by the investor for the purposes of disposal, discounting up to 10%.

9.3.2 Offsetting differentiated conditions to Eletrobras

     The discount offered to the active and retired employees must be offset to Eletrobras by the investor, as per Article 30, Paragraph 5 of Decree No. 2.594, of May 1998. Such offset shall occur directly, with the total value being paid in conjunction with the liquidation of the auction.

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     After the stage of offer to the active and retired employees, shares that have not been sold shall be purchased by the winner of the auction, for the same price as previously offered, i.e., with the same discount offered, since the investor already is responsible for the costs of such discount.

9.3.3 Offer Procedure and Purchase Limits

     A single offer of shares shall be made, extensive to all active and retired employees of each distributor, of 10% of the total amount of shares held by Eletrobras after the adjustment of the capital structure of “Stage 1”.

     Based on the value of the shares for the disposal to the Investor, the value of shares for the Offer to Active and Retired Employees shall be calculated with the application of the discount of 10%, as indicated in Item 10.6 - Shares offering to active and retired employees. In order to allow the Offer, the shares will be grouped so that a lot of shares has value equivalent to R$ 0.01 (one centavo), minimum effective unit for money transactions.

     After the qualification stage, the maximum limit of lots of shares that each active and retired employee may acquire will be defined (“Purchase Limit”), through the division of the number of lots offered by the number of qualified persons.

9.3.4 Follow-up by minority stakeholders of investor underwriting

     As presented in Item 8.3 - Investor capitalization – “Stage 2”, the investor shall increase its interest in the capital stock against the underwriting of new shares following the liquidation of the auction. At that time, the persons who have acquired shares through the Shares offering to active and retired employees already are considered stakeholders of the company.

     The value per share (or lot of shares) for the eventual follow-up of the capitalization by the active and retired employees shall be equal to the price per share for the investor underwriting.

9.3.5 New controller shares repurchase obligation

     The active and retired employees will be entitled to distribute the acquired shares in the following differentiated conditions:

a)	Under the scope of the Offer to the active and retired employees
b)	In the underwriting of capital with the investor

     In case the active and retired employees who acquired shares of the Distributor are interested in selling such shares to the new controller, they may make such sale after three years from the date of the liquidation of the auction. The repurchase of these shares shall be made at the price per share acquired, up to the total maximum value of R$ 100,000.00 (one hundred thousand Brazilian Reais) per Active or Retired Employee.

     Moreover, for the repurchase, the value of the shares acquired by the active and retired employees shall be added 10%. Following that, such total must be adjusted by the SELIC of the period for the purposes of inflation adjustment of the values. These values are detailed in Section II - Privatization proposal.

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     The addition of 10% to the repurchase value is defined as a form of assuring differentiated conditions to the active and retired employees with a substantial value, since the sale of shares for the privatization of the distributor is made with symbolic value. It is a benefit for the participation in the capitalization of the company and also a stimulation for employees to contribute with the financial and operating success of the company.

     The price per share (or lot) shall observe eventual adjustments resulting from grouping, split, bonus, and/or additional underwritings of shares or equivalent operations. Details of the values are also presented in Section II - Privatization proposal.

     It is worthwhile noting that the active and retired employee are not prohibited from selling shares they acquired from Boa Vista to third parties. However, in case such sale occurs, the obligation and respective share repurchase conditions are cancelled. Exceptions apply to cases of heritage and eventual legal provisions.

9.4 Shares not acquired by active and retired employees

     The shares offered in the Shares offering to active and retired employees, eventually not acquired by active and retired employees, shall be purchased by the investor. The purchase shall occur at the differentiated value (already with the discount), since the investor will already be entitled to offset the discount to Eletrobras.

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Section II - Privatization proposal

10. Summary of Boa Vista’s privatization proposal

     This summary will present the recommendations of Consórcio Mais Energia B in relation to the privatization of Boa Vista. The evaluations and recommendations are presented in an objective manner, according to the instructions presented in Section I - Privatization context. They are intended to guide the actions to be taken by Eletrobras and entities responsible for the privatization procedure of the company.

10.1 Boa Vista’s Corporate Structure

     The corporate structure on the base date of 12/31/2016 is organized according to the table below:

CURRENT BOA VISTA’S CORPORATE STRUCTURE

Total shares		320,742,889
Capital stock	R$	684,204,245.96
Nominal value of shares	R$	2.13318602

Interest	Shares	(%)
Eletrobras	320,742,889	100.00%
Minorities	0	- %

Classes of shares	Shares	(%)
Ordinary	320,742,889	100.00%
Preferential	0	- %

10.2	Boa Vista’s Sales Price Definition
10.2.1 Result of economic-financial evaluations

     The economic value of the shares of the company was determined according to the base date of 12/31/2016. Following on, the values were defined, considering the average of the prices for Services A and B, demonstrated in the table below:

ECONOMIC VALUE OF BOA VISTA - MEAN OF SERVICES A AND B

Service A	R$	(328,272,159.71)
Service B	R$	(282,172,967.18)
Mean of Services A and B	R$	(305,222,563.44)

     The definition of the economic value of Boa Vista followed the definitions and instructions of Decree no. 2.594/98, Article 30, Paragraph 3, taking into account several aspects relevant to a valuation:

a)	Improvement of the operational efficiency level of the company, equal to or even higher than the efficiency levels of the market; and

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b)	Evaluations of relevant due diligence for asset valuation (Legal Due Diligence, Accounting-Equity Due Diligence, Technical-Operational Due Diligence, Actuarial Due Diligence, Human Resources Due Diligence, and Environmental Evaluation Report).

     The detailing of the relevant information of these reports for the modeling are described in Section I - Privatization context.

10.2.2 Balance update adjustment

     As mentioned in Item 7.3.1 – Adjustment to comprise updated balance sheet until June 2017, the entries of the balance of Boa Vista were updated to reduce the difference of values between the base date of the valuation (December 2016) and the last available publication of results (June 2017).

     The balances of the adjusted values are listed below, by entry, and consolidated in a table, including the positive or negative effect they have to the adjustment value:

ASSETS (IN R$ 000) – BOA VISTA	Dec/16	Jun/17 Adjustment
Current
Cash and cash equivalents	35,598	6,755	(28,843)
Securities	-	-	-
Clients	62,011	82,895	20,884
Taxes to be recovered	5,093	6,095	1,002
Reimbursement rights	92,301	81,150	(11,151)
Warehouse	1348	16,048	14,700
Services in progress	-	-	-
Regulatory asset	-	-	-
Sureties and judicial deposits	-	-	-
Financial asset	-	-	-
Assets destined to disposal	-	-	-
CDE repayment	-	-	-
Others	23,222	29,768	6,546
Non-current
Clients	9,228	8,851	(377)
Taxes to be recovered	10,100	9,562	(538)
Taxes to social contributions	-	-	-
Sureties and related deposits	20,360	29,915	9,555
Reimbursement rights	202,115	197,210	(4,905)
Regulatory asset	-	-	-
Others	3,356	4,257	901
Investments	-	-	--
Total asset adjustment			7,774

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LIABILITIES (IN R$ 000) - BOA VISTA	Dec/16	Jun/17	Adjustment
Current
Loans and Financing	6,556	5,607	(949)
Lease	-	-	-
Debt charges	-	-	-
Suppliers	530,586	584,491	53,905
Taxes payable	19,832	22,941	3,109
Social and labor obligations	13,741	18,264	4,523
Reimbursement obligations	4,320	16,969	12,649
Accounts payable to related parties	21,294	31,913	10,619
Estimated obligations	-	-	-
Sectorial charges	-	-	-
Post-employment benefits	-	-	-
Regulatory liabilities	-	-	-
Research and development	4,127	3,506	(621)
Financial liabilities	-	-	-
Others	12,743	7,590	(5,153)
Non-current
Loans and Financing	108,687	175,371	66,684
Lease	-	-	-
Suppliers	322,922	282,242	(40,680)
Taxes payable	-	-	-
Reimbursement obligations	60,030	60,030	-
Accounts payable to related parties	50,764	42,682	(8,082)
Provision for unsecured liability in controlled	-	-	-
Post-employment benefits	1,816	1,816	-
Regulatory liability	-	-	-
Sector charges	-	-	-
Advance for future capital increase	80,089	80,089	n/a
Research and development	6,231	7,205	974
Others	-	-	-
Total liabilities adjustment			96,978

CONSOLIDATED VALUE OF ADJUSTMENTS (IN R$ 000) - BOA VISTA
(+/-) Asset Adjustment			7,774
(+/-) Liabilities Adjustment			(96,978)
(+) RGR PPST Reincorporation			132,600
(-) Reclassification of AFACs as Debt			(80,089)
(-) Tax Adjustments (Tax Loss and Negative Base)			(155)
Consolidated value of adjustments			(36,848)

     The consolidated value of the balances of the entries for the respective period was used as the adjustment value:

BOA VISTA VALUATION ADJUSTMENTS
Mean of Services A and B	R$	(305,222,563.44)
Consolidated adjustments	R$	(36,847,922.75)
Adjusted Equity Value	R$	(342,070,486.20)

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10.2.3 Regulatory parameters relaxation adjustment

     As described in Item 7.3.4 – Adjustment of the relaxation of regulatory parameters, in case the ‘Adjusted Equity Value’ is greater than zero, the relaxation of the regulatory parameters must be reduced to result an equity value equal to zero. In the case of ‘Adjusted Equity Value’ smaller than zero, there will be no reductions to the relaxation of the rate parameters and no adjustment will be made to the equity value.

	BOA VISTA TARIFF RELAXATION ADJUSTMENTS
	Adjusted Equity Value	R$	(342,070,486.20)
	Reduction adjustment of tariff relaxation	R$	-
	Final Equity Value	R$	(342,070,486.20)
	Reduction percentage of tariff relaxation		- %

10.3	Sale vs. Liquidation Evaluation	and consequent “pure” concession
	granting

     One of the relevant alternatives that Eletrobras stakeholders have is to evaluate the economic feasibility in selling Boa Vista associated with the grant of the concession.

     In case the state-owned company is willing to sell the company associated with the concession, the respective auction shall be held. Otherwise, or if the proposed adjustments are not accepted and/or made by Eletrobras, the auction shall only be held for the sale of the concession.

     Thus, a comparative analysis between the sale price of the distributor associated with the concession and the eventual liquidation price of the company was developed. Thus, it is possible to assess if the sale would be more attractive to the state-owned entity.

     Since the sale price considers adjustments to the equity value, the adjustments were also considered in the estimate of the liquidation value. However, exception was made to Tax Adjustments and Negative Base, since these had no impact to the liquidation value, and to AFACs, since they could be paid if the distributor is not sold.

     As shown below, in the case of Boa Vista, the best economic option is to sell the company, considering the value of assets and of the concession. The balance between selling and liquidating is favorable for the first option, according to the table below:

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	Product 11 –Privatization Modeling Proposal

COMPARISON BETWEEN BOA VISTA SALE AND LIQUIDATION

Final Equity Value	R$	(342,070,486.20)

Liquidation Value (Pre-Adjustments)	R$	(509,092,521.17)
+ Indemnity	R$	232,737,137.94
(-) Net Debt	R$	(888,848,183.81)
(-) Contingencies	R$	1,300,914.47
(+/-) Payments/Receipts	R$	145,717,610.23

Liquidation Value (Post-Adjustments)	R$	(465,696,747.78)
=Liquidation Value (Pre-Adjustments)	R$	(509,092,521.17)
(+/-) Balance Adjustments	R$	89,204,000.00
(+) RGR PPST Reincorporation	R$	132,599,773.39
Final Equity Value (-) Liquidation Value (Post-Adjustments)	R$	123,626,261.58

10.4 Potentially convertible liabilities

In the case of Boa Vista, Eletrobras has the credits necessary to convert the debts set forth in “Stage 1” of the modeling, as shown below:

Boa Vista liabilities composition In R$ MM (Dec/16)

10.5 Eletrobras capitalization value – “Stage 1”

In order to adjust the capital structure of Boa Vista, the total debt value to be converted by Eletrobras in exchange for shares of the distributor in “Stage 1” is presented in the table below:

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Product 11 –Privatization Modeling Proposal

CONVERSION AND ASSUMPTION OF BOA VISTA’S DEBTS

Final Equity Value	R$	(342,070,486.20)

Stage 1 - Eletrobras Capitalization	R$	342,120,486.20
Debt conversion	R$	342,120,486.20
Debt assumption	R$	-
Adjusted Equity Value – Post Stage 1	R$	50,000.00

Price per share for Eletrobras underwriting	R$	2.13318602
Total shares subscribed by Eletrobras		160,380,053

     The number of new shares subscribed by Eletrobras from these operations is defined pursuant to the price of issuance of the shares.

     This is the stage in which the privatization of Boa Vista occurs in technical terms. After the adjustment of capital, 10% of the shares shall be offered to Active and Retired Employees, 90% of the shares less one shall be sold to the potential investor, and one share must remain as property of Eletrobras. The possession of this one share is necessary in case Eletrobras wishes to increase its corporate interest.

     The capitalization values presented consider that the negotiations of the issues related to the CC are duly settled. As indicated in Item 3 – Relevant aspect for the Privatization Procedure, due to the relevance of the CCC value, the solution related to this topic is a critical factor for the success of the auction.

10.6 Shares offering to active and retired employees

     As mentioned, the Brazilian legislation requires that, in a federal privatization, part of the shares directly or indirectly owned by the Government should be sold the active and retired employees in differentiated conditions.

     Thus, the shares of the distributor held by Eletrobras shall be offered to its active and retired employees, according to the conditions below:

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Product 11 –Privatization Modeling Proposal

OFFERING TO ACTIVE AND RETIRED EMPLOYEES FROM BOA VISTA

Conditions of differentiated offer
Base value of sale share	R$	0.00010392
Discount over the disposal value for the Investor		10.07%
Share value for differentiated offer	R$	0.00009346

Shares to be offered
Amount of Eletrobras shares		481,122,942
Percentage of Eletrobras shares offered		10.00000869%
Total amount offered		48,112,336
Ordinary		48,112,336
Preferential		0
Total valued of shares offered	R$	5,000.00
Value of shares offered with discount	R$	4,496.48
Value of compensation payable by the Investor	R$	503.52

Lots of the Shares offering to active and retired employees
Value of the lot of shares with discount	R$	0.01000000
Total quantity of lots in the Offer to Active and Retired Employees		449,648
Amount of shares in the lot		107
Amount of Ordinary shares in the lot		107
Amount of Preferential shares in the lot		0

Re-purchasing process[1] by the investor
Lock-up period		No lock-up
Re-purchasing deadline		03 Years
Base value per share for re-purchasing purposes	R$	0.00010392
Base value limit of shares to be re-purchased	R$	100,000.00
Increase on base value of shares		10%
Share value with increase	R$	0.00011432
Correction Index		SELIC
Re-purchasing price per share	R$ 0.00011432 + SELIC

1) In the defined modeling, the repurchase conditions by the investor of the offered shares are exclusive rights of the active and retired employees acquiring them, or by individuals that may acquire them by succession (due to death of the original purchaser). In the case of sale of the shares to third parties, the repurchase benefits will be cancelled.

     The investor shall offset Eletrobras for the offer of shares with differentiated conditions to employees (according to Decree 2.594/98), in addition to complying with the obligations included in this report, as indicated in Item 10.9 - Investors Obligations.

     Shares eventually not purchased by the active and retired employees must be acquired by the investor at the end of the sale of these shares, at the price including the proposed discount. The acquisition of the remaining shares at the discount price shall occur so that the investor is not encumbered, twice, for the financial offset made to Eletrobras in relation to the sale of the shares to the active and retired employees, since the offset to the state-owned company will be made.

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Product 11 –Privatization Modeling Proposal

10.7 Investor capitalization – “Stage 2”

     In the proposed sales model, for the purposes of liquidation of the auction, the investor willing to purchase Boa Vista shall make a contribution of capital with the underwriting of new shares at the company. Such capital shall be paid in national currency.

CAPITALIZATION OF INVESTOR ON BOA VISTA
Adjusted Equity Value – Post Stage 1	R$	50,000.00
Value to be paid by the Investor	R$	175,999,185.71
Adjusted Equity Value – Post Stage 2	R$	176,049,185.71
Amount of share to subscribe to the Investor		1,693,544,920,416
Price per share subscribed	R$	0.00010392

10.8 Boa Vista’s final corporate structure

     At the end of the privatization procedure, Boa Vista shall present the corporate structure described below, considering the full adhesion of the active and retired employees to the offer of shares:

BOA VISTA’S FINAL CORPORATE STRUCTURE

Total shares			1,882,197,882,831
Capital stock		R$	1,221,879,401.83
Nominal value of shares		R$		0.00064918

Interest	Ordinary shares	Preferential shares	Total Shares	(%)
Investor	1,693,977,931,021	0	1,693,977,931,021	90.0000%
Eletrobras	1	0	1	0.0000%
Active and Retired
Employees	188,219,951,809	0	188,219,951,809	10.0000%
Other Minorities	0	0	0%

Shares per Class			Total Shares	(%)
Ordinary			1,882,197,882,831	100.0000%
Preferential			0%

Note: assumes the total follow-up by Active and Retired Employees of the capitalization made by the investor. The final corporate structure, however, shall vary in accordance with the degree of adhesion to the offer by the Active and Retired Employees and to the follow-up rate of the capitalization.

     The final corporate structure will vary depending on the rate of adhesion of the active and retired employees of Boa Vista to the offer of shares.

     Shares eventually not acquired by the active and retired employees will be purchased from Eletrobras by the investor. The final participation of Eletrobras, however, shall not be changed.

     In case Eletrobras chooses not to increase its corporate interest, the remaining share held by it shall be sold at its base price to the investor within six (6) months from the date of the auction.

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Product 11 –Privatization Modeling Proposal

10.9 Investors Obligations

     The purchase Boa Vista, the interested investor must undertake to the following obligations established in the sale proposal:

10.9.1 Financial obligations

i.	Underwriting and payment of capital at the company
ii.	Pay Eletrobras the offsetting amount related to the differentiated conditions of the Shares offering to active and retired employees of Boa Vista
iii.	Purchase from Eletrobras the remaining shares of the offer made to the active and retired employees
iv.	Fulfill the requests related to the offer of shares to the active and retired employees in accordance with the differentiated conditions established
The values of the financial obligations are defined below:

INVESTOR OPERATIONS ON BOA VISTA

Total paid during disposal of Boa Vista control	R$	45,503.52
Total value from sale of shares	R$	45,000.00
Amount of sale shares		433,010,605
Price per share	R$	0.00010392
Value compensation to Eletrobras for the offer to active and retired employees	R$	503.52

Capitalization - Stage 2
Amount of subscribed shares		1,693,544,920,416
Price per subscribed share	R$	0.00010392
Value to be paid by the Investor	R$	175,999,185.71

Other Obligations
Re-purchase of remainder from the offer to active and retired employees
Re-purchasing price	R$	0.00009346
Re-purchasing amount		Totality of remainder
Maximum value to be re-purchased	R$	4,496.48
Re-purchase of shares from active and retired employees
Re-purchasing deadline		03 Years
Base value per share for re-purchasing purposes	R$	0.00010392
Base value limit of shares to be re-purchased	R$	100,000.00
Increase on base value of shares		10%
Share value with increase	R$	0.00011432
Correction Index		SELIC
Re-purchasing price per share		R$ 0.00011432 + SELIC

10.9.2 Obligations defined in the Purchase Agreement

Certain additional obligations are recommended, namely:

i. Comply with the corporate clauses related to active and retired employees, according to the model proposed below:

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Product 11 –Privatization Modeling Proposal

Contractual obligations proposals
Private Pension Health Insurance Re-qualification of dismissed personnel	Maintain current conditions for two years Maintain current conditions for two years Structure re-qualification program compatible with the best market practices

ii.	Comply with the governance clauses related to the stakeholders agreement with Eletrobras, according to the model proposed below:

Proposed Deal Model
Participation Option	Option for Eletrobras to increase participation on the distributor up to
30%
Conditions for capital increase.	Follow or increase participation via debt conversion
Purchase preference	Mutual for investor and Eletrobras
Tag Along	100%
Deal validity	Independent from controller succession

11. Boa Vista’s privatization schedule

     A proposal of schedule1 presenting the key stages of the privatization procedure was developed for the privatization of Boa Vista. The objective is to offer an overview of the procedure, complemented by a detailed schedule in terms of specific reports and legal drafts.

     The schedule considers the legal requirements of term and the time necessary to make the corporate and financial adjustments, as well as the observance of contractual and corporate aspects. We have observed that this schedule is preliminary and may be subject to changes and adjustments to meet the requirements of the privatization procedure.

Activity	Term
Publication of Resolution CPPI	D + 0
Data Room Opening	D + 9 days
Shareholder’s Meeting of Eletrobras	D + 50 days
Shareholder’s Meeting of Distributor	D + 63 days
Conduction of Public Hearing	D + 70 days[1]
Publication of the Public Notice to Privatization	D + 92 days
Auction	D + 145 days[2]
Auction homologation	D + 168 days[2]
Shareholder’s Meetings of the Distributor	D + 177 days
Liquidation of the auction and execution of the agreement	D + 177 days
Shareholder’s Meeting of the Distributor	D + 207 days[3]

Note: Depending on the effective date of the CPI resolution and the internal deadlines for the corporate procedures of Eletrobras (at times considered in business days), the estimated terms may be changed
1) According to Article 39 of Law 8.666/93, 15 business days before the publication of the Public Notice will be necessary. Considering that six public hearings shall occur, two weeks have been estimated. Thus, in case more days are necessary to hold these public hearings, the schedule will be changed
2) Suggestive term, since such terms are stipulated by the Public Notice
3) Suggestive term, however not smaller than 30 days from the date of the last Shareholder’s Meeting of the Distributor

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Section III - Auction Model Proposal

12.Model and Procedure of Auctions

     Each distributor will be auctioned individually, and the auctions will be held in sequence. The auctions will be held in two stages, the first being of offers in sealed envelope, and the second, which counts only of the classified bidders, of live bidding. Participants will make their offers following an ascending value rate, with the winner of the auction having the bid with the highest rate.

     Each one of the first two auctions will include the offer of a Participation Right in further stages of subsequent auctions, as defined below. From the 2nd to the 5th auction, investors who had won at least one preceding auction may remove their auction envelopes before they are opened.

     The description of the proposed auction model is presented in the chapters below and detailed in the Public Notice to Privatization and Manual of Procedures of the Auction.

12.1 Proposed model

     The proposed model for the conduction of the models is the mixed model, divided into two stages, the first being classificatory to the second, as illustrated below.

     The first stage will occur by means of bids in sealed envelope, with the values being used for the classification of the second stage. In case there is more than one bidder classified to the second stage, the bids shall be placed live until the winner with the highest bid is defined, according to the classification criteria defined and presented in Item 12.7 - Auction´s 2nd stage ranking criteria.

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12.2 Sequence

     The sale sequence of distributors shall follow a crescent order of attractiveness of companies as evaluated by the market sounding surveys with potential investors. Thus, the order of the auctions will be according to the figure below.

     Considering the current status of promptness of the companies, the auction of Amazonas, specifically, shall be held in a second occasion due to the term necessary for its deverticalization.

1) The right to participate (detailed below).

12.3 The right to participate

     With the purpose of increasing the sales attractiveness of distributors with a smaller degree of interest by investors pursuant to the market sounding, the right to participate will be offered to each one of the first two companies (1st and 2nd auctions).

     This right provides its holder the option of being automatically classified for the live stage of an auction, with the minimum requirement of making a valid bid during the first stage in sealed envelope.

     Each acquired right may be exercised only once, in the 3rd, 4th, or 5th auction. There is no restriction on the maximum or minimum quantity of participants classified to the second stage, even if using the right to participate in a given auction, as illustrated below.

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12.4 The right to withdraw bids

     In order to stimulate a higher number of bids, investors winners of any auction should be vested with the right to withdraw their bids from auctions following those they have won. That is, in case an investor wins the 1st auction, it may withdraw its bids from the 2nd to 5th auctions, in case it wins the 3rd auction, it may withdraw the bids from the 4th and 5th, and so successively.

     In case the investor is interested in withdrawing its bid from the auction, it shall inform the interest of cancelling the bid after the start of the auction, but before envelopes are opened.

     Thus, such procedure allows investors to make less conservative bids in each auction of their interest, without the risk of acquiring more distributors than they may operate.

12.5 Bid procedures and values

     The bidding model of the auction was conceived with Technical Notes 351/2017 and 149/2017 of ANEEL, the latter under Public Hearing 032/2017, Technical Note 247/2017 of the Ministry of Mines and Energy (“MME”), Law no. 13.299/2016, and the Draft of the Decree that regulates the bidding of concession of distribution associated with the transfer of control of legal entity provider of public service of electric power.

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Product 11 –Privatization Modeling Proposal

     As established in the regulation above, the regulatory aspects mentioned below have been made flexible for the area of concession of the distributor:

RELAXED PARAMETERS

- PMSO
- RGR PPST

     As a form of allowing the reduction of the power rate charged against the consumer, the relaxed parameters shall be used as auction variables. They will be reduced by the bids of investors participating in the auction up to the limit of the relaxations performed by the regulator.

     Once the relaxed parameters have a limit, the regulation also established the possibility of offer of values of grant by investors, with their resources being destined to the Government. The grant offer is subsequent to the reduction of the relaxed parameters and has no capped value. Thus, there are no procedural limits for the bids placed by the participants of the auction.

     To reduce the operating complexity of an auction with several parameters, the proposal is to establish a single variable for the investor offers. This variable is a reference Index, exclusive and of crescent value, the ‘Combined Discount Index in the Regulatory Flexibility and Grant’ –referred to as Index.

     In order to meet the regulatory requirements, the Index value will begin with 0.00 (zero) percentage point (p.p.) and shall not have capped value, with up to two decimal points for bids. The Index will also have two combined intervals, the first representing how investors are willing to reduce the tax relaxed, and the second representing how much they are willing the offer as grant value.

The intermediary values of the Index are described below:

Values from zero (0.00) to one hundred (100.00):
o	The offers in this interval will be related to the discount percentage in the relaxed regulatory parameters offered by the investor, with the percentage being applied linearly to all relaxed parameters in the area of concession of the distributor;
o	The values will be used to define the final regulatory parameters of the area of concession of the distributor, according to the Draft of Electric Power Distribution Concession Agreement resulting from Public Hearing 94/2016 of ANEEL and Public Inquiry 037/2017 of the Ministry of Mines and Energy - MME.
Values above one hundred point zero one (100.01):

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Product 11 –Privatization Modeling Proposal

o The bids in this interval consider only the values additionally to the initial one hundred (100.00) p.p. and refer to the value of offered grant, with the payment being made to the Government;

o The value offered by the investor shall be multiplied by a pre-determined reference money value to each one (1.00) percentage point of the Index after 100.01;

For exemplification purposes, we indicate the following cases:

  Index equal to zero (0.00): The tariff is not reduced, nor the grant value. The agreement will be signed with the whole Regulatory Flexibility that served as the base of the auction;
  Index equal to one hundred (100.00): The investor completely waives to the relaxed, without offering grant value. The concession agreement shall be signed without adjustments resulting from the auction, to be applied over the relaxed factors (as per the Draft of Electric power Distribution Concession Agreement resulting from Public Hearings 94/2016 and 032/2017 of ANEEL);
  Index equal to one hundred and ten (110.00): The investor completely waives to the relaxed and offers as grant ten (10) times its reference value for each percentage point.
  The concession agreement will be signed without adjustments resulting from the auction, to be applied over the relaxed factors. The reference grant value of each percentage point (for instance, R$ 5 million) will be multiplies by 10, and the resulting grant value (in this case, R$ 50 million) will be destined to the Government.

     The Index will be valid both to the first stage (in closed envelope) and in the second stage (live bidding). After opening the envelopes, in case of bidders classified to the 2nd stage, the bids of investors for the highest Index value continue in live bidding until one of them is declared winner.

12.6 Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and Grant’

     The values of the first interval of the Index (from 0.00 to 100.00 p.p.) refer to the Regulatory Flexibility, in which the offered discount is applied linearly over the values of the relaxed parameters by the regulator.

     In this context, the values of the regulatory parameters used as variables of the auction should be fixed. Thus, investors will know the amount in which they bids will be placed and that will base the auction. This recommendation also aims at avoiding legal inquiries prior to or after the auction, which may compromise the privatization of the distributor.

     For such, the PMSO value and the RGR PPST to be used as auction variables should be fixed. These values will depend on the future definition of ANEEL to be used in the auction and will be informed upon the publication of the invitation to privatization. The additional RGR values eventually not part of the auction will be fully offset via tariff.

     The table below shows the Consortium estimate for the base of values of the auction variables for the auction of the distributor:

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Product 11 –Privatization Modeling Proposal

NOTE	BASE ESTIMATE VALUES FOR AUCTION	BOA VISTA

l	Index (BID)	Auction Result

2	Contract: Sub clause on Tariff Coverage of RGR	Auction Result

3	Relaxation PMSO 2017	32,697,735
4	Regulatory PMSO 2017	74,969,599
5	Pre-Auction Discount	0.0%
6	2017 PMSO Relaxation Post Pre-Auction Discount	32,697,735
7	Contract: Item II Sub Clause 3 Clause 19 of the Contract	Auction Result

8	Regulatory PNT 2016	N/A
9	PNT Relaxation	N/A
10	Adjusted Relaxation	N/A
11	Contract: Item III Sub Clause 3 Clause 19 of the Contract	N/A

Note: Non-Technical Losses (“PNT”) are not applicable to the case of Boa Vista

EXPLANATORY NOTES
1	Value offered by the auction winner
2	Value to be defined on the Contract Clause that rules the tariff recognition of RGR
3	Relaxation base for Operational Costs of 2017 (estimated by the Consortium, according to item 43 of NT
149/2017) - will be informed by Aneel for the Auction
4	Operational Costs considered on the Tariff Process of 2017 (estimated by the Consortium, according to item 43 of NT 149/2017) - will be informed by Aneel for the Auction
5	Adjustment to zero Equity Value, as instructed on the Decree Minutes
6	Relaxation base for Operational Costs of 2017, adjusted by Pre-Auction Discount
7	Value to be defined on Item II, Sub-Clause 3, Clause 19 of the Contract
8	Non Technical Losses considered by the Tariff Process of 2016 (NT 149/2017)
9	Relaxation base of Non Technical Losses (NT 149/2017)
10	2017 PNT Relaxation adjusted by Post Pre-Auction Discount
11	Value to be defined on Item III, Sub-Clause 3, Clause 19 of the Contract

     The values of the second interval of the Index (above 100.01 p.p.) are related to the grant value. As explained, the Index value offered by the investor above 100.00 p.p. shall be multiplied by a reference value to each percentage point related to the grant. The reference value must be monetary, in Real, and defined in the Public Notice to the auction.

     The reference value should be based on parameters related to the context of the privatization of the distributor. Thus, the reference value will be established in a logical way and shall maintain a relationship with the other aspects of the auction.

     For that, two initial possibilities were identified for the definition of the monetary reference value of each percentage point offered as grant value:

i)	Value with magnitude order near the monetary value estimated to each percentage point of the first interval of the Index (part related to rate relaxed discount);

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ii) Percentage of the Enterprise Value of the distributor.

     The preliminary values estimated by the Consortium to each one of the two presented possibilities are listed below, as a form of support for the definition of the reference value of each percentage point related to the grant:

REFERENCE VALUE ALTERNATIVES FOR EACH P.P. - GRANT FROM BOA VISTA
i) Value[1] estimated for each Index p.p.	R$ 1.5 Million
ii) Value[1] regarding Enterprise Value	R$ 1.5 Million
Enterprise Value	R$ 611.7 Million
Percentage Base of Enterprise Value	0.25%
1) Approximate value

12.7 Auction´s 2nd stage ranking criteria

     Bids placed in the 1st stage will be considered as classified to the 2nd stage of each auction, in the case· of:

- Being the bid with the highest Combined Discount Index in the Regulatory Flexibility· and Grant

- Being a bid in the interval of classification

     The interval of classification will be defined upon the publication of the Public Notice and is demonstrated as an example in the table below. The representativeness of the interval of classification was also considered in relation to the Enterprise Value of the distributors.

     The interval value suggested was secured in relation to its estimated absolute value and its representativeness in relation to the Enterprise Value of the distributor. Thus, an interval was proposed in which these two aspects could not be extremely high or low, stimulating competitiveness of investors in the auction.

     Bids will be considered in the interval of classification if their difference to the offer with the highest Index is smaller than or equal to the specific classification interval of the auction. Since there is no limit for the value offered by the Index, the interval of classification shall observe the best bid placed.

Interval of Classification
Auction	2nd
Company	Boa Vista
Interval of Classification	30.00

     For example, in case the highest bid is of an Index equal to 75.00 in the auction of the distributor, bids greater than or equal to 45.00 (75.00 less 30.00) will be considered as classified. Similarly to this auction, in case the best bid is equal to 110.00, offers greater than or equal to 80.00 will be classified. The Interval of Classification may also be changed until the final draft of the Public Notice is drawn up.

     The monetary values of each percentage point (p.p.) of discount in the Index related to discount in the regulatory flexibilization is not fixed, ranging in accordance with the estimate made. Similarly, the nominal values to the Interval of Classification will range.

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Product 11 –Privatization Modeling Proposal

     The estimate of the Consortium of the approximate average of the monetary values of each percentage point of variation and of the interval of classification is presented below. These are estimated values of reduction in the Enterprise Value of the company, which, on its turn, reflect the Equity Value (value to stakeholder).

CLASSIFICATION INTERVAL FOR BOA VISTA AUCTION

Approximated value for 1 (one) p.p. variation	R$ 1.5 Million
Classification Interval	30 p.p.
Estimated value for Classification Interval	R$ 45.0 Million
Estimated percentage of Enterprise Value	7.5%

     The estimate of value for one percentage point of variation is made based on the economic-financial evaluation model of this Consortium. To every percentage point of discount conceded, the relaxation parameters are adjusted, with key reflections to reductions in the value of Installment A. It also includes the discount to be given in RGR PPST, considering the present value of the amount accumulated until June 2017.

     It should be noted that this estimate is based on the average of values found by the Consortium for progressive reductions to the Index in relation to discount in the regulatory flexibilization, since the curve of values is not linear. That is, different values will be obtained to different discount levels to the Index.

     The investor, on its turn, shall make its own estimate, according to the modeling of valuation of the distributor, so that it may guide its bid in the auction.

12.8 Auction procedures

     Prior to the public auction sessions, interested parties must hand the qualification documentation in conjunction with the economic bids, in sealed envelope.

     For an investor to have its bid considered valid in one of the auctions, such investor shall deliver envelopes to all auctions of each round, even if without bid or with the indication of non-interest. For instance, even though the investor is exclusively interested in the company of the 4th auction, it shall hand envelopes to all other auctions of the round.

     This procedure aims at mitigating eventual asymmetries of information from investors in relation to which or how many investors are bidding to each company.

     The 3rd, 4th, and 5th auctions will allow bidders to exercise their right to participate in the 2nd stage, if so desired, as demonstrated in the figure below. The right to participate must be delivered duly filled and signed. The validity of the right is conditioned to the prior delivery of a valid economic bid to the auction in screen.

     The chart below illustrates the sequence of deliveries of bids and the right to participate in the auctions.

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Product 11 –Privatization Modeling Proposal

1) To investors who have won at least one of the preceding auctions

2) The right to participate

     The statement of interest of withdrawal of bids must occur at the beginning of each auction, before the envelopes are opened, in order to keep the confidentiality of the removed envelopes. The delivery of the right to participate shall occur after opening the envelopes of the respective auction, so that the investor exercises such right only if deemed necessary.

     The procedural details are described in the Public Notice to Privatization and in the Manual of Procedures of the Auction.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.